Form 20-F
period 2002-12-31
LUCITE INTERNATIONAL GROUP HOLDINGS LTD
filed 2003-04-11
CIK 1126706

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

{ }	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

{X}	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

{ }	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 333 — 12714

LUCITE INTERNATIONAL
GROUP HOLDINGS
LIMITED
(Exact Name of Registrant as Specified in Its Charter)

ENGLAND and WALES
(Jurisdiction of incorporation or organisation)

QUEENS GATE, 15-17 QUEENS TERRACE, SOUTHAMPTON SO14 3BP
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12 (g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

10.25% Senior Secured Notes due 2010

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

175,029,700 Ordinary Shares of £1 each

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes      X                No

Indicate by check mark which financial statement items the Registrant has elected to follow:

Item 17      –        Item 18     X

TABLE OF CONTENTS Cont:-

TABLE OF CONTENTS Cont:-

PRESENTATION OF INFORMATION

The consolidated financial statements and the related notes thereto in this report have been prepared in accordance with UK generally accepted accounting principles ("UK GAAP"). UK GAAP differs in certain material respects from US generally accepted accounting principles ("US GAAP"). For a discussion of the significant differences between UK and US accounting principles with respect to our consolidated financial statements, see Note 27 to the audited financial statements at Item 18.

Unless the context requires otherwise, the terms “Lucite International,” the “Company,” the “group,” “our,” “us” and “we” refer to Lucite International Group Holdings Limited and its subsidiaries as a combined entity. Lucite International Finance plc is the company that issued the notes registered under the U.S. Securities Act of 1933. It is a wholly-owned subsidiary of Lucite International Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to us. The term “Lucite International Finance” refers to the issuer of the notes.

We have not presented separate financial statements for Lucite International Finance plc or Lucite International Investment Limited because management has determined that this information is not material to holders of the notes.

Market information or other statements presented in this report regarding our position relative to our competition, including market shares and industry statistics, are based upon internal company surveys; there can be no assurance as to the accuracy and completeness of this information. Internal company surveys reflect our best estimates based upon information we have obtained from customers or from trade or business organisations or associations or other contacts within the industries in which we compete. Our market data has not been verified by any independent sources.

The acquisition of a portion of ICI’s interest in Kaohsiung Monomer Co. Ltd (“KMC”) was not completed until September 1, 2001. The historical financial information included under “Selected Financial Data” (Item 3A) and “Operating and Financial Review and Prospects” (Item 5), therefore includes our interest in KMC during the twelve months ended December 31, 2000 and the eight months ended August 31, 2001, on an equity accounting basis. On September 1, 2001, the Company agreed with ICI to acquire the remaining 51% of the shares of the majority shareholder. As from September 1, 2001 KMC was fully consolidated into the results and net assets of the group.

Forward-Looking Statements

This report includes forward-looking statements based on our current expectations and projections about future events, including:

•	our high degree of leverage and significant debt service obligations as well as future cash flow and earnings;

•	our sales growth across our principal businesses and our strategy for controlling costs, growing margins, increasing manufacturing capacity and production levels and making capital expenditures;

•	raw material costs or supply arrangements;

•	our technological and manufacturing assets and our ability to utilize them to further increase sales and the profitability of our businesses;

•	our ability to retain existing and obtain new customers;

•	our ability to develop new products and technologies successfully;

•	the cyclical and highly competitive nature of the acrylics industries;

•	risks related to environmental costs, liabilities or claims; and

•	currency fluctuations.

These forward-looking statements are subject to a number of risks and uncertainties, which could cause our actual results to differ materially from historical results or those anticipated, some of which are beyond our control. The words “believe,” “expect,” “anticipate” and similar expressions identify forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     NOT APPLICABLE

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

     NOT APPLICABLE

ITEM 3 KEY INFORMATION

A.     SELECTED FINANCIAL DATA

The selected historical financial information in the table below has been classified between predecessor and successor periods. The predecessor periods represent the financial periods prior to the acquisition of the acrylics division of ICI and the successor periods represent the financial periods subsequent to that acquisition.

The table below sets forth selected historical combined (predecessor) and consolidated financial information for Lucite International as of and for each of the periods indicated. Our financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the significant differences between UK and US accounting principles, you should refer to Note 27 to the audited financial statements. You should read the data below in conjunction with the “Operating and Financial Review and Prospects” (Item 5). The information for the year ended December 31, 2000 and December 31, 2001 has been restated for the effects of FRS19 “deferred tax,” which have been extracted from our consolidated financial statements included herein. The information prior to the nine months ended September 30, 1999 has not been restated as it relates to the predecessor period.

	Predecessor - Combined		Successor – Consolidated

	Year	Nine	For the
	ended	months	period
	December	ended	October 1,
	31,	September	1999 to		Year ended
		30,	December 31,		December 31,

In Millions	1998	1999	1999	2000	2001	2002
			as	as	as
			restated	restated	restated

Profit and Loss Account Information:

Amounts in accordance with UK GAAP:

Turnover	£537	£379	£118	£560	£577	£582

Cost of sales	(387)	(283)	(90)	(433)	(458)	(457)

Gross profit	150	96	28	127	119	125

Net operating expenses (a)(b)	(124)	(88)	(28)	(111)	(101)	(98)

Share of profit from joint venture	—	—	—	2	2	—

Operating profit	26	8	—	18	20	27

Net interest payable	(17)	(10)	(8)	(40)	(28)	(29)

(Loss)/profit on ordinary activities after tax	6	(11)	(8)	(12)	(2)	—

Equity minority interest	(1)	1	—	—	(1)	(3)

(Loss)/profit for the financial year/period	5	(10)	(8)	(12)	(3)	(3)

Amounts in accordance with US GAAP:

Profit (loss) for the financial year/period	(7)	(13)	(16)	(8)	(1)	1

Balance Sheet information (at end of period)

Amounts in accordance with UK GAAP:

Current assets	147		181	180	185	182

Total assets	520		638	661	663	623

Creditors due after more than one year	(6)		(214)	(370)	(336)	(330)

Net assets	379		171	156	168	142

Amounts in accordance with US GAAP:

Shareholder’s equity	373		163	172	170	145

Other Financial Information:

Amounts in accordance with UK GAAP:

Depreciation and amortization	38	30	10	39	39	45

Capital expenditure and financial investment	(19)	(10)	(7)	(28)	(26)	(28)

NOTES TO SELECTED FINANCIAL DATA

(a)	Included in net operating expenses under UK GAAP are exceptional operating expenses. These expenses consist of restructuring, severance and relocation costs as follows; £5 million for the year ended December 31, 1998; £5 million for the nine months ended September 30, 1999; £3 million for the period October 1, 1999 to December 31, 1999; £14 million for the year ended December 31, 2000, £4m for the year ended December 31, 2001 and £nil for the year ended December 31, 2002. Further details of these exceptional operating expenses are included in Note 5 to the consolidated financial statements. Additionally, the £3 million and £9 million of severance and relocation cost expensed to the UK GAAP profit and loss account for the period October 1, 1999 to December 31, 1999 and for the year ended December 31, 2000 respectively has been included in the allocation of the costs of the acquisition of ICI Acrylics as a liability assumed under US GAAP.

(b)	Net operating expenses for the year ended December 31, 1998 and for the nine months ended September 30, 1999 include ICI allocated central management expenses of £4 million and £3 million respectively, and ICI allocated pension expenses of £3 million and £3 million, respectively.

(c)	For details of exchange rates for pounds sterling expressed in US dollars per pound sterling please see Item 11, “Quantative and Qualitative Disclosures About Market Risk.”

Exchange Rate Information

Our reporting currency is the pound sterling. The following table sets forth, for the periods and dates indicated, information regarding the average daily rate for pound sterling, expressed in dollars per £1.00. These rates were not used to prepare the financial statements included in this annual report.

	High	Low

Month

March 2003	$1.61	$1.56

February 2003	1.65	1.57

January 2003	1.65	1.60

December 2002	1.61	1.56

November 2002	1.59	1.54

October 2002	1.57	1.54

	Average

Year ended December 31,

2002	$1.50

2001	1.44

2000	1.51

1999	1.61

1998	1.66

Nine months ended September 30, 1999	$1.61

Three months ended December 31, 1999	1.62

B.     CAPITALISATION AND INDEBTEDNESS

     NOT APPLICABLE

C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

     NOT APPLICABLE

D.     RISK FACTORS

Risks Relating to Our Capital Structure

Substantial leverage — Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under these notes.

We have a significant amount of debt following the completion of the acquisition of ICI Acrylics and related transactions. The following chart shows total debt and shareholder’s equity as of December 31, 2002.

As of
December 31,
2002

Total debt (net of debt issuance costs)	£343 million

Shareholder’s equity	£130 million

Our substantial debt could have important consequences to holders of the notes. For example, it could, amongst other things:
•	limit our ability to take advantage of significant business opportunities;

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, any future acquisitions, research, development and technology process costs and other general business requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

Effective subordination — If our operating subsidiaries are unable to make distributions to us, Lucite International Finance or the guarantors, as the case may be, we may be unable to pay the amounts due on the notes.

We expect to obtain the money to pay the principal and interest on the notes from our operating subsidiaries. However, these subsidiaries may not be able to make distributions to us. For example, any payment of interest, dividends, distributions, loans or advances by our operating subsidiaries to Lucite International Finance and the guarantors could be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. Moreover, payments to Lucite International Finance and the guarantors by the operating subsidiaries will be contingent upon these subsidiaries’ earnings.

Further, our operating subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans, distributions or other payments, and do not guarantee the payment of interest on, or principal of, the notes. Any right that Lucite International Finance and the guarantors have to receive any assets of any of the operating subsidiaries upon the liquidation or reorganisation of those subsidiaries, and the consequent right of holders of notes to realise proceeds from the sale of their assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors and holders of debt issued by that subsidiary. In particular, some of our subsidiaries are borrowers under, or have guaranteed the obligations of the borrowers under, the senior credit facilities but have not guaranteed the notes. Moreover, any guarantees of the notes by our subsidiaries will be subordinated to any indebtedness of a guarantor, including indebtedness under the senior credit facilities, that is either senior or secured.

Contractual subordination —The right to receive payments on the notes are junior to our other borrowings under our senior credit facilities and possibly some or all of our future borrowings and therefore, we may not be able to pay amounts we owe under the notes if we have not or are unable to make payments we owe under our senior debt.

The notes are unsecured obligations. The obligations of the guarantors to us under the subordinated guarantees rank behind their respective obligations to the lending banks under our existing credit facilities and any other senior debt they may incur. In addition, the obligations of the guarantors under the guarantees also rank behind any other debt that they may secure by charging or pledging any of their respective assets. As a result, upon any distribution to the creditors of the subordinated guarantors in a bankruptcy, liquidation, reorganisation or similar proceeding, the holders of their respective senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the guarantees.

The right to receive payments on the notes depends upon Lucite International Finance’s ability to receive funds from the other subsidiaries of Lucite International and the guarantors and the guarantors’ ability to honour their guarantee obligations. Since the intercompany loan and the subordinated guarantees rank behind the guarantors’ senior debt, including their respective obligations under our senior credit facilities, claims under the notes will be junior to those of the lending banks under our senior credit facilities.

Restrictive covenants in our senior credit facilities — If we default, we will not be able to meet our payment obligations to holders of the notes.

Our ability to continue to comply with the covenants and restrictions contained in our senior credit facilities may be affected by events beyond our control. These include prevailing economic, financial and industry conditions. If we breach any of these covenants or restrictions, we could be in default under our senior credit facilities. This would, as well as other risks described in this section, permit the lending banks to declare all amounts that we have borrowed under our senior credit facilities to be due and payable, together with accrued and unpaid interest. This could prevent us from meeting our payment obligations under the notes. The lending banks could also refuse to extend further credit under the senior credit facilities. If we are unable to repay our debt to the lending banks, they could proceed against the collateral that secured the debt.

The significant covenants in our senior credit facilities, referred to in the preceding paragraph, restrict our ability to:

•	dispose of assets,

•	grant security interests,

•	make loans,

•	acquire assets,

•	enter into agreements of merger or consolidation,

•	incur additional debt,

•	incur guarantee obligations,

•	conduct specified investment activities,

•	declare or pay dividends or redeem or purchase capital stock,

•	make capital expenditures and

•	prepay debt.

In addition, our senior credit facilities require us to comply with specified financial ratios and tests.

Financing change of control offer — We may not be able to raise the funds necessary to finance a change of control offer required by the indenture to the notes and, if this occurs, we would be in default under the indenture.

Under the terms of the notes, we are required to offer to repurchase the notes if a change of control occurs. However, our obligations under our senior credit facilities could be accelerated upon the occurrence of a change of control offer, and we would have to satisfy those obligations prior to purchasing the notes. Therefore, it is possible that we may not have sufficient funds at the time of the change of control to make the required repurchase of notes or that the restrictions in our credit facility will not allow repurchases. Our failure to repurchase the notes would be an event of default under the indenture governing the notes.

The change of control provisions contained in the indenture may not protect holders of notes in the event of highly leveraged transactions, including reorganisations, restructuring or mergers, because these transactions may not involve a change in voting power or beneficial interest of the magnitude required to trigger the change of control provisions.

Ability to service debt — To pay the amounts due on the notes, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

We may not have sufficient cash to pay our obligations under the notes due to a number of factors we cannot control. We expect to obtain the money to make the payments that we owe under the notes from our operating subsidiaries. However, the ability of our subsidiaries to upstream monies to Lucite International Finance or the guarantors of the notes as described above as well as to pay operating expenses and to fund planned capital expenditures, any future acquisitions and research and development efforts will depend on our businesses’ ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

The cash flow from the operations of these subsidiaries might not be adequate to enable these subsidiaries to upstream sufficient monies to enable Lucite International Finance and the guarantors of the notes to meet our debt service obligations and other liquidity needs for the foreseeable future. Further, if the subsidiaries are unable to generate sufficient cash flow to meet their payment obligations, they may be forced to reduce or delay planned expansions or capital expenditures, sell significant assets, discontinue specified operations, obtain additional equity capital or attempt to restructure or refinance all or a portion of their indebtedness on or before maturity.

Additional borrowings available — Despite current debt levels, we may still be able to incur substantially more debt. This could further exacerbate the risks described above.

We may be able to incur substantial additional debt in the future. If new debt is added to our current debt levels, the risks that we now face could intensify. The terms of the indenture governing the notes permit us to borrow more money, subject to limitations. As of December 31, 2002, £220 million was outstanding under our senior credit facilities, and these borrowings are senior to the notes and guarantees. Additionally, our revolving credit facility would permit additional borrowing of up to $34 (£21) million and all of those borrowings would be contractually or structurally senior to the notes and the guarantees.

Control by funds managed by Charterhouse Development Capital Limited (“Charterhouse”) — Our principal investors may have interests that conflict with the interests of holders of the notes and can take actions that prevent or hinder us from making payments on the notes.

In the event of a conflict of interest between holders of our notes and our principal investors, their actions could affect our ability to meet our payment obligations. Charterhouse and some of the directors of Ineos Capital have invested in the equity of Lucite International Limited, the holding company that owns Lucite International, and ultimately control the voting stock of all the companies that together conduct our business.

Charterhouse owns 78% of our common stock. This ownership gives Charterhouse significant control over our operations. Furthermore, Charterhouse has the power to elect all of the directors of our companies, to change their management, to approve any changes to their documents and to approve any mergers.

Goodwill — A change in the estimated useful life, or a write-off, of goodwill could negatively affect operating results and net worth.

A change in the estimated useful life of goodwill or the write-off of a portion of goodwill could negatively affect operating results and net worth. The acquisition of the acrylics business of ICI resulted in the recognition of a substantial amount of goodwill. At December 31, 2002, goodwill totalled £83 million in accordance with U.K. GAAP, compared to U.K. GAAP net assets of £142 million. We have estimated the useful life associated with positive goodwill to be 20 years. However, subsequent changes in the acrylics industry, including competition and advances in technology, may in the future shorten the estimated useful life of goodwill or result in the write-off of a portion of goodwill. A shortening of the useful life or a write-off of a portion of goodwill could further decrease our earnings or increase our net losses in future periods.

Risks Relating to Business Operations

The chemicals industry is cyclical — Changing market demands and prices may negatively affect our operating margins and impair our cash flow, which in turn could affect our ability to make payments due under the notes.

Cyclicality and volatility in the chemical industry, market supply and demand and prices for raw materials may negatively impact our operating margins and cash flow. This, in turn, may impair our ability to make payments due under the notes.

Substantially all of our revenue is attributable to sales of methyl methacrylate (“MMA”) and MMA-related products, the prices of which have been historically cyclical and sensitive to relative changes in supply and demand, the availability and price of feedstocks and general economic conditions. Historically, the markets for some of our products have experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of capacity additions, resulting in oversupply and declining prices and margins. The MMA industry experienced increases in capacity through new production facilities coming on line and reduced demand in 1998, primarily because of economic uncertainty in Asia. Both of these factors combined to reduce prices for MMA and negatively affected our business, financial condition and results of operations for the latter half of 1998 and into 1999. The market demand recovered strongly from late 1999 through 2000 with some weakening in 2001 through to 2002 due primarily to a slowing of the US industrial based economy. Demand in the latter part of 2002 has recovered strongly. We do not know if prices will remain firm or decrease. In addition, we do not know if future growth in demand for MMA and MMA-related products will be sufficient to alleviate any existing or future conditions of excess industry capacity or that these conditions will not be sustained or further aggravated by anticipated or unanticipated capacity additions or other events. See the risk described under the caption “ The significant competition in the chemicals industry, whether through efforts of new and current competitors, or through consolidation of existing customers, may adversely affect our competitive position, sales and overall operations.”

Further, the prices for a large portion of our raw materials are similarly cyclical. Our ability to pass on increases in the cost of raw materials to our customers is, to a large extent, dependent upon market conditions. There may be periods of time in which we are not able to recover increases in the cost of raw materials due to weakness in demand or an oversupply of our products.

Our relationship with DuPont is critical to our business and if this relationship were to cease, our cash flow, margins and competitive position could be materially and adversely affected.

DuPont is our largest supplier and our largest customer and we rely on DuPont for various manufacturing services. If DuPont were to cease to be our supplier or our customer or were to cease sharing site services with us, our cash flow, margins and competitive position could be materially and adversely affected.

DuPont is our only supplier of hydrocyanic acid (“HCN”) in the United States. DuPont produces HCN for its own internal use and we are the only unaffiliated purchaser of its production. Our current HCN supply contract with DuPont expires in June 2003; however, we have agreed terms for the continuation of supply for a further five years following this date.

DuPont is also our largest customer, generating approximately 8% of our total revenues. Several of our U.S. facilities are located within DuPont chemical complexes and are operated by DuPont under our direction and we share supplies and services at those sites with DuPont.

International operations — We are exposed to economic downturns and local business risks in several different countries, particularly in the United States, and they could adversely affect our profitability.

We derive substantial revenues from international operations, particularly the United States. If there is a further economic downturn in the United States and/or other countries in which we operate, our profitability may be adversely affected. Further, our subsidiaries have interests in substantial physical assets in several countries, including England, France, Japan, Mexico, The Netherlands, Taiwan, Thailand and the United States. Accordingly, our business is subject to risks inherent in international operations and we may experience reduced profitability from these operations. These risks include:

•	political and economic conditions;

•	differences and unexpected changes in regulatory environments;

•	varying tax regimes;

•	exposure to different legal standards, including insolvency regimes; and

•	difficulties in staffing and managing operations.

Currency fluctuations — Our exposure to currency fluctuation risks in many countries may adversely affect our turnover and operating margins.

Because we generate a significant percentage of our revenues and a substantially lower percentage of our operating expenses in currencies other than the pound sterling (including the U.S. dollar), fluctuations in the value of the pound sterling against other currencies have had in the past, and may have in the future, a material effect on our turnover and operating margins. Our operations are conducted in over 100 countries. The results of operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into pounds sterling at the applicable exchange rates for inclusion in our combined (predecessor) and consolidated financial statements. The exchange rates between these currencies and the pound sterling in recent years have fluctuated significantly and may in the future fluctuate substantially.

In addition, because our financial statements are stated in pounds sterling, the translation effect of these fluctuations have had in the past, and may have in the future, a material effect on our business, financial condition or results of operations and may significantly affect the comparability of our results between financial periods. For additional related disclosure, see Item 11 under the caption “Quantitative and Qualitative Disclosures about Market Risks.”

Key suppliers — If we are unable to retain or replace our key suppliers, especially our external HCN suppliers, each of whom is exclusive in a given region, our results of operations may be negatively affected.

We rely on DuPont in the Americas, BASF in Europe and China Petrochemical Development Corporation in Asia, our three main suppliers of HCN, for all of the HCN that we obtain from external sources. HCN is crucial to our MMA manufacturing process; there is only one external HCN supplier for each of our plants, with no ready alternative supplier. If any of these suppliers is unable to meet its obligations under present supply agreements, we may not be able to find alternative suppliers. In addition, some of the raw materials we use may become unavailable within the geographic area from which we now source our raw materials and there can be no assurance that we will be able to obtain suitable and cost effective substitutes. Any interruption of supply or any price increase of HCN or other raw materials could disrupt production or reduce our operating margins and thus have a material adverse effect on our business, financial condition or results of operations.

The significant competition in the chemicals industry, whether through efforts of new and current competitors, or through consolidation of existing customers, may adversely affect our competitive position, sales and overall operations.

The markets for some of our products are highly competitive. We are exposed to the competitive characteristics of several different geographic markets and industries. In addition, we believe that rapid identification of substitutes for existing products, new product applications and the ability to supply commercial quantities of products that enable these applications are important competitive factors. Some of our competitors have greater financial, technical and marketing resources than we do. As the markets for our products expand, we expect that additional competition will emerge and that existing competitors may commit more resources to the markets in which we participate. We may not be able to compete effectively in these various areas in the future and our competitive position and results or operations may suffer as a result. Because we have business operations in the upstream and downstream markets, we compete and have competed in the downstream market with many of the customers who purchase from us. Although this has not been a problem in the past, this relationship creates the potential for conflicting interests and our competitive relationship with some of our customers may adversely affect our sales to those customers.

In addition, the methacrylate industry may consolidate further in which case we may lose customers if the customers merge with competing producers and no longer require our output. In such a situation, if the customers were large enough, our sales may be materially and adversely affected.

Our principal competitors vary from business to business and range from large international companies, such as Rohm & Haas, Degussa-Hüels AG (including Rohm GmbH), AtoFina, and Mitsubishi Rayon Co. Ltd., to a large number of smaller regional companies of varying sizes.

Continued technological innovation and the successful commercial introduction of products are important for our future growth and our failure in these areas could negatively impact our profit margins and competitive position.

We will have to continue to identify, develop and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and our competitive position. All of our businesses experience periodic technological change and ongoing product improvements and obsolescence of existing products. Manufacturers periodically introduce new generations of products or require new technological capacity to develop customised products. In the past we have benefited from our ability to operate at the forefront of certain markets and our future growth will depend on our continued ability to gauge the direction of the commercial and technological progress in all key markets and upon our ability to successfully develop, manufacture and market products in these changing markets.

Our future growth will depend on our ability to meet the technological and production requirements involved in producing large quantities of high-purity chemicals and complex chemical intermediates. For example, we use the acetone cyanohydrin (“ACH”) process to produce MMA, which may or may not be more cost-effective than competing processes, such as the isobutylene/tertiary butyl alcohol process and the ethylene process, depending on raw material costs. We may fail in developing new products and/or technology or in gaining acceptance of these products by our customers. If we fail to keep pace with the evolving technological innovations in our markets, then our business, financial condition and results of operations may be materially and adversely affected.

The failure of our trademarks, patents and confidentiality agreements to protect our intellectual property could adversely affect our business.

The failure of our patents, trademarks or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could lead to increased competition and thus have a material adverse effect on our business, financial condition or results of operations. Proprietary protection of our processes, apparatuses and other technology is important to our business. We rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, there can be no assurances that our confidentiality agreements will not be breached, that they will provide meaningful protection for our trade secrets or proprietary know-how, or that adequate remedies will be available in the event of an unauthorised use or disclosure of these trade secrets and know-how. In addition, there can be no assurances that others will not obtain knowledge of these trade secrets through independent development or other access by legal means.

Our actions to protect our proprietary rights may be insufficient to prevent others from developing similar products to ours. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States or United Kingdom.

Environmental matters — We will have ongoing costs and may have additional costs, obligations and liabilities.

The chemicals business is highly regulated in many countries. Increasingly stringent regulations govern our manufacturing processes, wastes and emissions in all of the jurisdictions in which we do business and will continue to require material ongoing costs. Given the nature of our business, violations of environmental laws may result in substantial fines, penalties, damages or other costs, restrictions or civil or criminal sanctions imposed on our operating activities. In addition, potentially significant expenditures could be necessary in order to comply with existing or future environmental laws. For additional related disclosure, see Item 4 under the caption “Information on the Company — Business Overview” and Item 5 under the caption “Operating and Financial Review and Prospects.”

Under some environmental laws, we may be liable for the costs of investigating and cleaning up environmental contamination on or from our properties or at off-site locations where, for example, we disposed of or arranged for the disposal or treatment of hazardous wastes. We are aware that there is or may be soil or groundwater contamination at some of our facilities resulting from past operations at these or neighbouring facilities. We may need to remediate soil and groundwater contaminated with hazardous substances to ensure that they pose no unacceptable risk to human health and the environment. The acquisition agreement relating to the acquisition of ICI Acrylics provides for indemnification of Lucite International Investment Limited by ICI and specified affiliated companies for some of these environmental liabilities, costs, and other matters, provided that various requirements and procedures specified in the acquisition agreement are satisfied. The extent of the indemnification depends on the nature of the matter being indemnified, the time from the closing of the acquisition at which the indemnification claim is made, and other considerations and may be subject to certain deductibles and maximum amounts, such as an aggregate deductible of £1 million and an aggregate cap of £94 million, both of which apply to certain claims that would otherwise be indemnifiable. The indemnity covers historical environmental claims for ten years from the date of the acquisition provided that notice of a potential claim is given within that ten-year period. Our costs for any environmental liabilities may be material and our indemnity from ICI might not sufficiently cover those liabilities. For additional related disclosure, see Item 4 under the caption “Information on the Company —Business Overview—Environmental Regulations.”

Our operations are subject to hazards, which could result in significant liability to us.

We are not fully insured against all potential hazards incident to our business and the occurrence of any of these events could result in significant liability to us. Our operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of feedstocks, products and wastes. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil and criminal liabilities. These hazards include:

•	explosions,

•	fires,

•	inclement weather,

•	natural disasters including earthquakes,

•	mechanical failure,

•	unscheduled downtime,

•	transportation interruptions,

•	remediation, and

•	chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks.

We may face capacity constraints that would make us unable to meet increased product demands resulting from our growth and, consequently, our revenues and profits may suffer.

Our future growth and financial performance are dependent, in part, on our ability to increase our production capacity. We have no current plans to construct additional facilities. However, we are planning to expand the total production capacity of our plants through de-bottlenecking and modernising production technology but some of these capacity increases will not be in place in the near term. We may not be able to complete our planned capacity expansion at that time or at all, which could cause our revenues and profits to suffer.

Insurance cover – changes in the insurance market have resulted in the risk borne by the group increasing.

Due to ongoing changes in the insurance markets during the last two years the uninsured portions of our risks with respect to property damage and business interruption have increased compared with the period prior to December 31, 2001. The limit of self-insured excess for most forms of property damage increased from £250,000 in the earlier period to £1,250,000 now. Similarly business interruption excess has increased from 15 days in the earlier period to 60 days now.

ITEM 4 INFORMATION ON THE COMPANY

A.     HISTORY AND DEVELOPMENT OF THE COMPANY

Lucite International Group Holdings Limited, known commercially as Lucite International, was incorporated and registered in England and Wales on August 23, 1999 as a private limited company. Lucite International Finance plc, the issuer of the notes, is a public limited company incorporated and registered in England and Wales. It was incorporated on August 24, 1999.

The Company changed its name in 2002 from Ineos Acrylics Group Holdings Limited to Lucite International Group Holdings Limited. Henceforth the group has been known commercially as Lucite International.

The registered offices of both companies are located at Queens Gate, 15-17 Queens Terrace, Southampton S014 3BP, United Kingdom and our telephone number is +44–23–8024-8150. Our agent in the United States is Lucite International, Inc., which is located at The Lucite® Centre, 7275 Goodlett Farms Parkway, Cordova, Tennessee, 38018, USA.

B.     BUSINESS OVERVIEW

We are the leading global producer and seller of methyl methacrylate (“MMA”), the principal building block of Acrylic materials, with approximately a quarter of the world market, by volume. We classify this market as our “upstream” business. We also have leading positions in producing and selling acrylic-based polymers, resins, sheet and composites. We classify these markets as our “downstream” businesses. We are the only company in the methacrylates business to have production, research, marketing and selling facilities in the three principal acrylic markets: the Americas, Europe and Asia.

A network of 16 manufacturing facilities, which are located in nine countries, supports our upstream and downstream businesses. In 2002, our upstream business had £315 million in external sales (2001: £279 million) and our downstream business had £267 million in external sales (2001: £298 million), representing 54% and 46% of our total sales respectively (2001: 48% and 52% respectively). For additional disclosure regarding our sales, including a description of revenues in each of our main geographic markets, please see Note 3 to the financial statements of Lucite International Group Holdings Limited accompanying this report.

Products

Upstream Business

The principal products of our upstream business are methyl methacrylates, or MMA, and speciality methacrylates (“SpMAs”). Approximately 80% of sales by our upstream business are attributable to MMA. We also produce a limited range of high-value and high-volume SpMAs, which impart specific high performance properties to its end products, such as gloss and adhesion. We also sell liquid sodium cyanide mainly in the United Kingdom, which is used to produce detergents and as an ingredient in pharmaceuticals and agrochemicals.

•	MMA. We are the largest producer of MMA in the world. MMA is produced in liquid form and is the main building block of acrylic materials. Its commercial value derives from its ability to form resins with excellent transparency and colourability, strength and weatherability and recyclability. MMA in liquid form is used in a wide range of applications from paints and coatings to lubricants and textiles. We sell MMA to third party manufacturers and we also utilize it in our own downstream business. In 2002, we used approximately 27% of our MMA in our own downstream production.

•	SpMA. We have a leading position in the SpMAs market in the sectors in which we operate. SpMAs are usually manufactured by chemically modifying MMA to achieve specific desirable performance characteristics in their end uses. The majority of our SpMA production is used in the surface coating and automotive industry with the balance being used in the lubricants, inks and adhesives industries.

Downstream Business

Our downstream business uses the MMA we manufacture to produce and sell methacrylate-based polymers, resins, sheet and composites in thousands of variations.

Our production knowledge and expertise allows us to manufacture products with a large variety of aesthetic effects and functional properties for different customers, markets and applications.

Our main downstream product categories are the following:

•	Polymers: Polymers consist principally of MMA and are used to provide clarity, transparency, colourability, impact resistance and recyclability in end products. Although we focus on higher margin applications, such as architectural applications, films and optics, we also supply most of the key application segments, including automotive, construction, lighting, extrusion and housewares.

•	Resins: Resins are composed of MMA, SpMAs and other additives to provide weatherability, formability, gloss and toughness in end uses. Resins are produced in a variety of liquid and solid formats, including beads. We manufacture only bead resins. In 2002, we were one of the leading producers of bead resins. We supply most of the key product areas, including marine and container coatings, inks, adhesives and electronics.

•	Acrylic Sheet: Acrylic sheet’s characteristics of optical transparency, good impact strength and resistance to weathering make it suitable for a wide range of applications including glazing, do-it-yourself, transportation, acoustics and lighting. The main variants for customising acrylic sheet are size, thickness, colour and surface effects. In baths, kitchens, and spas, we have a leading global position, with high-quality customers and premier brands in this market. We invented the acrylic bath concept in the early 1950s.

•	Composites: Composites are manufactured from a selection of MMA, polymers, aluminium trihydride, quartz and silica. We sell composites in the form of a liquid dispersion which can then be moulded and cured at high temperatures for durability and desired aesthetic effects. We have a leading position in the kitchen sink market in Europe, and in the bath and vanity basin market in Japan.

Many of our downstream products are sold under brand names and trademarks that are well known globally. Our best-known brands and trademarks include:

•	Lucite®, used especially in the bath and spa market. Lucite® was established more than 50 years ago by DuPont and enjoys particularly high brand recognition in the United States.

•	Perspex®, a long-established European brand used for signs and corporate imaging.

•	Diakon®, a polymer primarily used in Europe in the automotive and appliance industries.

•	UltraQuartz®, a new brand that we believe has growth potential in the composites-based kitchen sink market.

•	Elvacite®, a well-recognised brand in the bead resins industry.

Customers, Sales, Marketing and Distribution

Our customers include some of the largest paints and resins producers in the world, such as PPG, Sherwin-Williams, DuPont, Akzo Nobel and ICI, including National Starch; major manufacturers of kitchen, bath and spa products, such as American Standard, Whirlpool and US Industries (which owns Spring Ram and Jacuzzi); do-it-yourself retailers, such as Home Depot and Lowe’s; and entrepreneurial sheet producers including Plaskolite (US) and Barlo (Europe). In 2002, we sold our products to more than 3,000 customers. During 2002, our 20 largest customers accounted for approximately 39% of our total turnover.

Our major customers typically purchase MMA from us under multi-year contracts, with prices reset periodically based on general market conditions including raw material prices. Furthermore, most of these contracts grant us the right to sell a minimum percentage of the customer’s MMA requirements. Pricing for MMA is generally related to the market price for acetone, the principal raw material, and HCN, as well as to demand. Customers generally negotiate on the basis of volume discounts, contract length and global reach.

Customers purchase most downstream products from us under short to mid-term contracts, each with individual customer specifications. Pricing for downstream products is generally related to demand for the end use applications, quality, service innovation and brand needs.

For major markets and key product lines, we sell through our global network of sales and marketing personnel. For our general-purpose sheet, polymer and resin products and, including sales into developing markets and regions, we often use independent distributors. Distributors typically manage a range of sheet products and provide a service, such as selling our products in smaller quantities and cutting acrylic sheet, to the customers’ particular requirements. Our sales force is generally organised along upstream and downstream product categories.

Customer service operations are spread over the geographic regions of our customer base. Customer service representatives process orders to customer specifications, determine product availability and schedule deliveries. Customer service centres are located in Memphis, Tennessee for the US market, in Darwen and Cassel, UK and Rozenburg, Netherlands for the European market and in Bangkok, Thailand, Kaohsiung, Taiwan, Singapore and Tokyo, Japan sites for the Asian market. We also have customer service in South Africa.

Manufacturing Process

We produce MMA using the acetone cyanohydrin three-step process, commonly referred to in the chemicals industry as the “ACH” process, which is used for most of the production in the Americas and Europe. The primary alternative methacrylate production is the C4 process, a direct two-step oxidation of a C4 raw material, favoured by Japanese producers. In 2002, we produced approximately 500 kilotonnes of MMA including our subsidiary (previously joint venture), KMC.

We have found that our three-step process of producing MMA is cost-effective, relative to other processes, especially when low-cost acetone and hydrocyanic acid are available locally in sufficient quantities. Our method has advantages over the C4 method including requiring our competitors to achieve greater economies of scale to efficiently compete.

We have patents to produce MMA using methods other than our three-step process. We have developed a two-stage process to synthesise MMA from ethylene and methyl propionate, which we refer to as our “Alpha” technology and which would enable us to produce MMA in quantities greater than 100 kilotonnes per year at attractive cost levels. The pilot of this technology was commenced in 2001 and was completed at the end of 2002. We purchased patents for an MMA process, which we refer to as our “Beta” technology, from Shell in 1997. Applying this process, we have the ability to convert methyl propadiene into MMA in a one-step process. With this technology, we could produce MMA in quantities from 40 to 50 kilotonnes per year at attractive cost levels

We use the continuous and batch processes to manufacture polymers, the batch process to manufacture resins and continuous cast, cell cast and extruded processes to manufacture acrylic sheet.

Raw Materials and Suppliers

We purchase goods and services from a wide range of suppliers. In 2002, the top ten suppliers accounted for approximately 46% of supplies by value (2001: 48%).

Prices of each of our raw materials depend on different factors. For example, the pricing of methanol is very competitive, because it is readily available from a number of suppliers. By contrast, the price of HCN has been the least susceptible to fluctuations in economic conditions, as it is determined by long-term contracts with each of our three external suppliers. However this is affected by, for example, natural gas prices. The price of acetone is closely linked to the demand for phenol, as acetone is a by-product of phenol production.

Intellectual Property Rights

Proprietary protection of our processes, apparatuses and other technology and inventions is important to our business. We own approximately 80 patent families and we have approximately 300 pending patent applications. We also rely upon un-patented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position.

We believe that branding in the downstream businesses is important and we currently own over 30 active brands. Our key brands and trademarks include: Lucite®, Perspex®, Elvacite®, Colacryl®, Diakon®, Asterite®, Prismex® (which we market under license), UltraQuartz® and ModenGlas®, for which we have US or foreign trademark rights.

Competition

The MMA business is characterised by a small number of major competitors, most of whose MMA production is for internal use. We believe that we have the largest market share and none of our competitors presently has a comparable MMA production capacity or geographic spread. Our competitors include Rohm & Haas, Degussa-Hüls AG, Mitsubishi Rayon Co., Ltd., Asahi Kasei, Sumitomo and Kuraray. Moreover, there are only a few volume SpMAs producers, including Rohm & Haas and Mitsubishi Rayon Co., Ltd. The primary factors for competition in the production of MMA and SpMAs are price, quality, service and reliability of supply.

Competition in the downstream market is fragmented and there are many non-vertically integrated manufacturers. Our main competitors in the polymer, resins and composites market include AtoFina, Degussa-Hüls AG, Mitsubishi Rayon Co. Ltd., Sumitomo, and Avecia and other non integrated producers. Our competitors in the acrylic sheet market include integrated manufacturers such as AtoFina and Degussa-Hüls AG, Mitsubishi Rayon Co Ltd. and several major independent manufacturers such as Plaskolite Inc, Aristech Acrylics LLC and Barlo. In our downstream acrylic business, we compete based on price, product innovation and service.

Relationship with DuPont

Since 1993, when ICI Acrylics acquired DuPont’s US acrylics business, including an MMA plant in Beaumont, Texas, an MMA acrylic continuous cast sheet plant in Memphis, Tennessee, and an MMA and SpMA plant in Belle, West Virginia, DuPont has been a major customer of and supplier to our business. Under the 1993 acquisition agreement, DuPont is required to supply 100% of our requirement for HCN in the manufacture of ACH and MMA at our Memphis and Beaumont facilities and 100% of our requirement for ACH at our Belle facility until June 30, 2003. The supply prices are calculated according to a formula negotiated by ICI as part of the overall acquisition. All of the HCN we purchase from DuPont is manufactured at these shared complexes. We have agreed terms for the continued supply of HCN from DuPont for a further five years following the expiration of the current agreement in June 2003.

In addition, DuPont supplies methanol, natural gas and other goods and services to our Beaumont and Memphis facilities.

All of the facilities acquired from DuPont remain located within shared chemicals complexes. Our facilities rely on services provided by DuPont pursuant to service agreements. Supplies and services, which are integral to the complex, are contracted until June 30, 2003. We are actively negotiating a new service contract with DuPont on similar performance, service and financial terms as the existing contract for a length of time yet to be agreed. These supplies and services include utilities, steam, natural gas, nitrogen, plant protection, water, fire protection and railroads. In addition, DuPont operates some of our facilities on our behalf, providing all site services and labour. We believe that we have good relationships with DuPont and currently intend to continue all of our existing arrangements with DuPont.

We currently supply 100% of DuPont’s MMA needs for the production of DuPont’s Corian® product and Finishes business in the United States.

We also have a contract with DuPont to supply a range of products, including MMA, methacrylic acid, SpMAs and resins to DuPont in the United States until June 30, 2003. Both parties have signed a letter of intent with regard to a new three-year contract; the terms of this contract are still in negotiation.

Employees

As of December 31, 2002 we employed approximately 1993 people. Approximately 27% of our employees work in the United States, 41% in Europe, 23% in Asia and 9% in the rest of the world. Some of our employees are subject to collective bargaining agreements. Overall, we believe that our relations with our employees are good.

Seasonality

Taken as a whole there are no material seasonal factors in business performance.

Environmental Regulations

National and international laws regulate the production and marketing of chemical substances, however every country has its own legal procedures for registration and import. Laws and regulations in the European Union, the United States and Japan are most significant to our business. This includes the European inventory of existing commercial chemical substances, the European list of notified chemical substances, the U.S. Toxic Substances Control Act and the chemical list of the Japanese Ministry of Trade and Industry.

In the ordinary course of business, we are subject to continual environmental inspections and monitoring by governmental enforcement authorities. We may incur substantial costs, including fines, damages and criminal or civil sanctions, for actual or alleged violations arising under applicable environmental laws. In addition, our production facilities require operating permits that are subject to renewal, modification and, in some circumstances, revocation. Violations of permit requirements can also result in restrictions or prohibitions on plant operations, substantial fines and civil or criminal sanctions. Our operations involve the generation, handling, transportation, use and disposal of numerous hazardous substances. Changes in regulations regarding the generation, handling, transportation, use and disposal of hazardous substances could inhibit or interrupt our operations and thus have a negative impact on our results of operations. From time to time, these operations may result in violations under environmental laws, including spills or other releases of hazardous substances to the environment. We could incur material costs to address catastrophic incidents that may occur as well as to implement measures to prevent such incidents. In addition, catastrophic incidents could result in public outrage, which may have a significant negative impact on our reputation and results of operations. Adverse reactions may be significantly influenced by public perception of the issues, irrespective of whether actual or potential significant harm is caused to human health or the environment.

Under some environmental laws, we may be jointly and severally liable for the costs of environmental contamination on or from our properties and at off-site locations where we dispose or arrange for disposal or treatment of hazardous wastes. For example, in the United States, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and similar state laws, a current owner or operator of real property may be liable for these costs regardless of whether the owner or operator owned or operated the real property at the time of the release of the hazardous substances and regardless of whether the release or disposal was in compliance with law at the time it occurred. In addition, under the Resource Conservation and Recovery Act of 1976 and similar state laws, as the holder of permits to treat or store hazardous wastes, we may, under some circumstances, be required to remediate contamination at our properties regardless of when the contamination occurred. Similar laws are being developed or are in effect to varying degrees in other parts of the world, most notably in the European Union. We cannot assess any third-party claims that may arise under these laws at the present time.

We may also incur costs for capital improvements and general compliance under applicable environmental laws, including costs to acquire, maintain and repair pollution control equipment. Capital expenditures are planned, for example, under national legislation implementing the European Union Directive on Integrated Pollution Prevention and Control (“IPPC”). Under this directive, the majority of our plants will, over the next few years, be required to obtain IPPC authorisations which will regulate air and water discharges, waste management and other matters relating to the impact of operations on the environment, and to conduct site assessments to evaluate environmental conditions. Although the implementing legislation in most member states is not yet in effect, it is likely that additional expenditures may be necessary in some cases to meet the requirements of IPPC authorisations.

Capital expenditures and costs and operating expenses relating to environmental matters will be subject to evolving regulatory requirements and will depend on the timing of the promulgation and enforcement of specific standards that impose requirements on our operations. Therefore, we cannot assure you that material capital expenditures, costs or operating expenses beyond those currently anticipated will not be required under applicable environmental laws.

Our operations are experienced and effective in containing and handling a range of chemicals that can have serious impacts on human health and the environment including hydrocyanic acid, sodium cyanide and ammonia. We are aware that there is or may be soil or groundwater contamination at some of our facilities, former facilities, and offsite locations resulting from past operations at these or neighbouring facilities. We may need to remediate soil and groundwater contaminated with hazardous substances to protect against unacceptable risk to human health and the environment. We may incur significant costs for any investigation and remediation. Based on available information, we believe that the costs we may need to incur to investigate and remediate any contamination will not have a material adverse effect on our business, financial condition or results of operations.

We have indemnification rights, including indemnities from ICI, for the facilities transferred in connection with the acquisition and related transactions. We discuss these rights under “Risk Factors — Environmental matters.” We cannot give any assurance that these indemnities will fully cover the costs of any investigation and remediation that may be required and that we will not be required to bear some or all of these costs or that these costs will not be material.

U.K. Insolvency Laws

Each of the guarantors and Lucite International Finance is an English company. Therefore, any insolvency proceedings by or against Lucite International Finance or the guarantors would likely be based on English insolvency laws. The procedural and substantive provisions of English insolvency laws generally are more favourable to secured creditors than comparable provisions of US law and afford debtors and unsecured creditors only limited protection from secured creditors. Due to the nature of English insolvency laws and the unsecured nature of the claims of holders of these notes against us, the ability of holders of the notes to protect their interests will be more limited than would be the case under US bankruptcy laws. The lenders under our senior credit facility have first ranking security on all the assets of the guarantors of the notes, other than Lucite International Group Holdings Limited, and many of their subsidiaries. As a result, after the enforcement of the collateral, the security agent under the credit facility will have effective control of and the right to direct the disposition of the assets of the guarantors and their affiliates. In addition, under English insolvency law, in the event of a winding up, our liabilities under these notes will be paid after certain of our other debts which are entitled to priority under English law, such as money owed to the UK Inland Revenue for income tax deducted at source, value added tax and certain other taxes and duties owed to the UK Customs and Excise, social security contributions, occupational pension scheme contributions and salaries owed to employees.

In any insolvency proceedings by or against Lucite International Group Holdings Limited or Lucite International Investment Limited, each of which has guaranteed the notes on a senior basis, the guarantee will rank as an unsecured debt of the guarantor behind the claims of secured creditors of the guarantor. The ability of holders of the notes to recover from that guarantor will be subject to the same principles as set out in the preceding paragraph resulting from the application of English insolvency laws.

In any insolvency proceedings by or against any of the subordinated guarantors, each of which has guaranteed the notes on a subordinated basis, the subordinated guarantees will rank behind all of the current and future indebtedness. This will include indebtedness under the senior credit facilities of the subordinated guarantors (other than trade payables), except indebtedness that expressly provides that it is not senior to the guarantees and other types of indebtedness. In addition, the ability of holders of the notes to recover from a subordinated guarantor will be subject to the same principles as set out in the second preceding paragraph resulting from the application of English insolvency laws.

Insurance

We insure our plant, equipment and other assets for property damage in the amount of approximately €1.6 billion with an insurance policy, which we believe to be in accordance with customary industry practices, including deductibles and coverage amounts. We also carry a business interruption policy in the amount of €600 million for specified events for up to 18 months. In addition, we carry third party liability insurance. We remain subject to significant increased coverage excesses (deductibles) and additional exclusions for risks such as terrorism and earthquake loss.

Legal Matters

On March 25, 2003, the Company received notification that the European Commission is investigating Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. Such investigation is a preliminary step and does not imply that the Company has engaged in any unlawful activities relating to anti-competitive practices. There is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defence and by the Commission’s procedures. Lucite International Limited is co-operating fully with the European Commission on these matters.

We are a party to various proceedings instituted by governmental authorities and others arising under provisions of applicable laws, including environmental laws. We do not believe that the outcome of any of these matters will have a material adverse effect on our financial condition or results of operations.

C.     ORGANISATIONAL STRUCTURE

Corporate Structure

The following chart sets forth the corporate structure of our group.

(a)	Charterhouse owns 78% of the common stock and 97% of the preferred stock of Lucite International Limited. Directors of Ineos Capital and related parties own 11% of the common stock and none of the preferred stock of Lucite International Limited.

(b)	Guarantor of the senior notes. Lucite International Group Holdings Limited and Lucite International Investment Limited guaranteed the notes on a senior basis and the other guarantors guaranteed the notes on a subordinated basis. The subordinated guarantees are subject to important conditions, including a standstill period of up to 179 days following an event of default. In addition, the subordinated guarantors are subsidiaries of the senior guarantors. As a result, the senior guarantees are effectively subordinated to all existing and future obligations of the subordinated guarantors.

(c)	Guarantor of senior credit facility.

(d)	Security to lenders under senior credit facility.

(e)	Revolving credit facility may be borrowed by operating companies.

(f)	Some of these entities are guarantors of, and have pledged security under, the senior credit facility.

(g)	Facility available for up to £40 million.

A full listing of significant subsidiaries is provided in Note 28 to the financial statements.

D.     PROPERTY, PLANTS AND EQUIPMENT

Properties and Manufacturing Facilities

We currently lease the office space for our principal executive offices, which are located in Southampton, England. Additionally, we also lease administrative, technical and sales office space in various locations in the countries in which we operate.

We produce our upstream and downstream products at 16 plants in nine countries. The following chart provides information regarding the production capacities of our plants (assuming no shutdowns during the year) and, unless otherwise noted, we own the plant site and facilities.

		Nominal	Nominal
Site	Products	Upstream Capacity	Downstream Capacity

		(in kilotonnes per year)	(in kilotonnes per year)

Beaumont TX (US)	MMA	140	—

Belle WV (US) (a) (d)	SpMA	57	—

Billingham (UK)	MMA	200	—

	SpMA	41	—

	Liquid sodium cyanide	30	—

Clairvaux (France)	Cast acrylic sheet	—	2

Darwen (UK)	Cast acrylic sheet	—	31

	Composites	—	6

Ibaraki (Japan)	Composites	—	7

Kaohsiung (Taiwan) (b)	MMA	95	—

Memphis TN (US)	MMA	154	—

	Cast acrylic sheet	—	20

Monterrey (Mexico) (d)	Extruded acrylic sheet	—	6

Newton Aycliffe (UK)	Polymers and resins		4

Olive Branch MS (US)	Extruded acrylic sheet	—	38

	Polymers and resins	—	38

Parkersburg WV (US) (a) (d)	Polymers and resins	—	12

Presidents Island, Memphis, TN (US)	Polymers and resins	—	13

Umbogintwini (South Africa)	Cast acrylic sheet	—	7

	Extruded acrylic sheet	—	1

Rozenburg (Netherlands) (e)	Polymers and resins	—	20

Bangkok Thailand (c)	Cast acrylic sheet	—	8

	Extruded acrylic sheet	—	7

Total		717	220

(a)	DuPont currently operates these facilities on our behalf pursuant to a service agreement.

(b)	We own approximately 60% and another shareholder owns the remaining 40% of this facility.

(c)	We own 59% of this facility and East Asiatic (Thailand) Co Ltd owns 19.5%.

(d)	Plant site and facilities leased by Lucite International.

(d)	Site services provided by Huntsman ICI.

We invested substantially in new plant capacity in the first half of the 1990s. These investments included building a new world scale monomer plant at our Beaumont, Texas facility, doubling the nominal capacity of the Cassel monomer facility at Billingham, constructing substantially enhanced environmental control processes in the UK and doubling polymer capacity in our facility in Holland.

We believe that our plants and facilities are maintained in good condition and are adequate for our current needs.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We have two core operating sectors: upstream and downstream. The upstream segment produces both MMA and SpMAs (monomers), which are the chemical building blocks for the production of acrylics. The downstream segment produces methacrylate materials in various forms, which include polymer, resins, acrylic sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold in over 100 countries.

Our two operating sectors are impacted to varying degrees by economic conditions, prices of raw materials and global supply and demand pressures. The fundamental drivers of the upstream segment include the following:

•	the selling prices of the key raw materials, such as acetone, HCN and methanol, and

•	downstream demand for monomers from both our downstream operations and our external customer base.

Raw materials have, during the past five years, accounted for approximately 65–75% of the cost of monomer production. Approximately 25– 30% of our upstream production is used internally in our downstream business while approximately 70– 75% is sold into the merchant market to manufacturers of paints, coatings, adhesives, sealants, inks and other acrylic products. We sell monomers internally to our downstream businesses at market prices.

Other key drivers include:

•	industry supply and demand, and

•	the relative cost-competitiveness of our manufacturing facilities.

Generally, changes in demand for our downstream products follow changes in gross domestic product because end uses for methacrylate materials span a wide range of industry sectors including transportation and automotive, architecture, surface coatings and household appliances and fittings. Variations in demand are regional, however, due to the different economic cycles in different geographic regions. Methacrylate monomers represent approximately 65% to 75% of the raw materials used in the production of downstream products for both 2001 and 2002; this is an increase from approximately 60% to 65% in 2000.

From mid-1999 through 2000 there was a trend of increasing monomer prices in the Americas, Asia and Europe, reflecting the higher material costs arising during 2000. During 2001 recessionary forces, particularly in the United States, resulted in some decrease in demand with a resultant downward trend on both selling prices and the cost of raw materials towards the latter part of 2001. During 2002 and in particular the latter half of that year there was a significant increase in both raw material costs and selling prices with tightening of supply relative to strong demand.

Historically, we have been able to pass on to our customers most of the changes in monomer raw material prices such as acetone and methanol, although typically there has been a three to six month lag. Acetone constitutes the principal raw material used in the production of MMA and has been an important factor in setting our MMA selling prices. Natural gas is also an important indirect feedstock to the production of the intermediate HCN.

Cost saving initiatives implemented recently include:

•	a reorganisation program in Europe and the United States that was announced in March 2000, which has reduced personnel by 110 employees and

•	a further reduction in employee numbers by 54 in the UK manufacturing area, which was announced in September 2001.

In addition, ongoing cost savings and margin enhancing projects include:

•	greater exploitation of volume discounts on raw material purchases,

•	continued efforts to maximize downstream profits through a focus on higher margin high value-added specialty products, and

•	efforts to optimise purchased services.

Our operations are conducted in over 100 countries. The results of operations and the financial position of these operations are reported in the relevant foreign currencies and then translated into pounds sterling at the applicable exchange rates for inclusion in our financial statements. The exchange rates between these currencies and the pound sterling in recent years have fluctuated significantly and may in the future fluctuate substantially. Because we generate a significant percentage of our revenues and a substantially lower percentage of our operating expenses in currencies other than the pound sterling, fluctuations in the value of the pound sterling against other currencies have had in the past, and may have in the future, a material effect on our turnover and operating margins.

We operate 16 manufacturing facilities in nine countries. In our upstream business, each plant is shut down every three years for typically 35 days for cleaning and maintenance, however, the frequency of these overhauls is decreasing as a result of improved operating and maintenance efficiency. Our downstream facilities are continuously maintained without any major scheduled shutdowns.

Critical accounting policies and use of accounting estimates

The accounting policies that have been applied are detailed within Note 1 to the financial statements. These policies comply with generally accepted accounting principles applicable in the UK but require some degree of judgement regarding the estimates and assumptions used to apply them.

The application of these assumptions and judgements affects the reported amounts of profit during the year and the assets and liabilities at the balance sheet date. Actual results may differ from the estimates calculated using these assumptions and judgements. Management believes that the following accounting policies are the critical policies where the assumptions and judgements made could have a significant impact on the consolidated financial statements. These critical accounting policies have been discussed and agreed with the Company’s Audit Committee.

Impairment of goodwill

The calculation for impairment of goodwill uses a discounted cash-flow approach to value the net assets of the Company. We have calculated this on a regional upstream and downstream basis as this is how we manage the business.

Within the calculation of the value of net assets, we have made estimates to allow us to split any non product-specific cashflows back to upstream and downstream products.

The calculation requires us to make estimates concerning future cash flow of the business based on future expected sales prices and future expected feed stock prices. These estimates are made using long-term forecast information for the business and are based on our best view of future market conditions. The chemical industry is however cyclical and changing market demands and prices may adversely impact on these future projections of cash flow. Substantially all of our revenue is attributable to sales of MMA and MMA-related products, the prices of which have been historically cyclical and sensitive to relative changes in supply and demand and the availability and price of feedstocks. Our ability to pass on higher feedstock prices is to a large extent dependent upon market conditions and thus impacts on our future cash forecasts.

The calculation discounts future cash flow at an appropriate discount rate for the Company based on the financial structure that we have in place. We have used an average discount rate based on the weighted average cost of capital of a number of companies of similar structure within our industry. We have conducted a sensitivity review on the numbers calculated and found that a 2% increase in the discount factor changes the net asset valuation of the Company by 11% but does not give rise to any impairment in any of the segments considered.

This policy is considered to be a critical accounting policy, as impairment charges recorded in the profit and loss account would have a significant impact on net profit.

Depreciation of tangible fixed assets

It is our policy to depreciate tangible fixed assets, except land, on a straight-line basis over the life of the asset. A key assumption in this policy is the life applied to each class of fixed asset, which will in turn determine the annual depreciation charge. In deciding the appropriate lives to be applied to the assets, management takes into account various factors including, amongst other things, the accumulated experience of the effective asset lives from historical business operations. Variations in the asset lives used could impact the earnings of the business through an increase or decrease in depreciation charge.

This policy is considered to be a critical accounting policy since the depreciation charges are a significant component of net profit and so variation in these charges would have a significant impact on net profit.

Pension liabilities

The amounts recognised in the financial statements related to pension and other post-retirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could be settled at December 31, 2002, rate of increase in future compensation levels and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 22 to the financial statements.

The expected long-term rate of return on assets is developed with input from independent, professionally qualified actuaries who base these assumptions on broad equity and bond indices. The long-term rate of return assumptions used for determining net periodic pension expense for 2002 were 10% for the US Scheme and 6.8% for the UK scheme. The rates used to determine net periodic pension expense for 2003 are 8.5% for the US scheme and 7.3% for the UK scheme. These rates have been discussed with the actuaries and we believe that based on our mix of equities and bonds and the inflation assumptions used that the rates applied are appropriate. Future actuarial pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in the pension plans.

The discount rates used for determining future pension obligations are based on long-term high quality corporate bonds. The discount rate used to value the US liabilities reduced from 7.25% at December 31, 2001 to 6.75% at December 31, 2002. The discount rate used to value the UK liabilities reduced from 5.8% at December 31, 2001 to 5.6% at December 31, 2002.

The assumption for the long-term rate of increase in compensation levels remained at the same level for the US scheme at 4.5% and was reduced in line with inflation for the UK scheme to 2.25%.

The fair value of the US scheme assets decreased from £38 million at December 31, 2001 to £28 million at December 31, 2002. The fair value of the UK scheme assets decreased from £52 million at December 31, 2001 to £47 million at December 31, 2002. These decreases in the scheme asset values reflect declining investment performance during the year ended December 31, 2002.

The Company does not expect significant additional cash contributions to be required for either the US or the UK plans in 2003.

This policy is considered to be critical since changes in pension assumptions could have a significant impact on the Company’s reported net profit.

Deferred tax

Deferred tax assets are recognised to the extent that they are expected to arise from short-term timing differences between the financial statements and the tax base of the group’s assets and liabilities. The extent to which we would recognise deferred tax on losses would be dependent on the assumptions concerning the future taxable profits of the business against which the losses can be relieved. We have not recognised losses where we do not believe that we will relieve them within a reasonable time horizon.

A.     OPERATING RESULTS

The results of operations for the year ended December 31, 2002 include the results of the Kaohsiung Monomer Company (“KMC”) on a fully consolidated basis for the whole year. The results of operations for the year ended December 31, 2001 include our interest in the results of the KMC on an equity accounting basis until September 1, 2001. At this date we acquired an additional shareholding in KMC taking our total shareholding to 60% and have fully consolidated KMC from this point onwards. The results of operations for the year ended December 31, 2000 include our interest in KMC on an equity accounting basis for the full year.

The following table shows historical turnover and operating profit for our principal businesses for the three years ended December 31, 2002.

	Year ended
	December 31,
	£ million

	2000	2001	2002

Turnover:

Upstream	351	374	402

Downstream	291	298	274

	642	672	676

Interclass eliminations	(82)	(95)	(94)

Total turnover	560	577	582

Operating profit:

Upstream	6	16	12

Downstream	24	6	15

	30	22	27

Exceptional operating expenses	(14)	(4)	—

Share of Joint Venture Earnings	2	2	—

Total operating profit	18	20	27

Year ended December 31, 2002 compared to the year ended December 31, 2001.

Turnover

Total turnover increased £5 million or 1% from £577 million for the year ended December 31, 2001 to £582 million for the year ended December 31, 2002.

Turnover from upstream operations increased £28 million or 7% from £374 million for the year ended December 31, 2001 to £402 million for the year ended December 31, 2002. Turnover from upstream operations in 2002 was increased by approximately £45 million or 12% compared to 2001 as a result of full consolidation of KMC from September 1, 2001. Lower average monomer prices in 2002 compared with 2001 led to a £38 million or 10% reduction in upstream turnover for the year ended December 31, 2002. Currency exchange movements had a £15 million or 4% adverse impact and increased sales volume had a £24 million or 6% favourable effect on upstream turnover during the year ended December 31, 2002. The balance of the increase in turnover arises as a result of a reclassification of sales between the upstream and the downstream businesses of £12 million or 3% (see comments below).

Turnover for downstream operations decreased £24 million or 8% from £298 million for the year to December 31, 2001 to £274 million for the year to December 31, 2002. This decrease resulted from an increase of £18 million, or 6%, attributable to increased sales volume, which was offset by a decrease of £10 million, or 3%, due to lower sales prices and a decrease of £11 million, or 4%, due to unfavourable currency exchange movements. The balance of the decrease in turnover arises as a result of a reclassification of sales between the upstream and the downstream businesses of £21 million or 7% (see comments below).

Trading operations in a number of territories previously served by ICI distributors have been classified wholly as downstream during the year ended December 31, 2001. With effect from January 1, 2002, following the full consolidation of KMC within the business, we have re-analysed these trading operations to add clarity to the results. As a result, downstream turnover decreased for the year ended December 31, 2002 by £15 million (£21 million for the year ended December 31, 2001) and upstream turnover increased for the year ended December 31, 2002 by £7 million (£12 million for the year ended December 31, 2001). The resulting change in inter-class eliminations resulted in no impact on the overall group turnover.

Cost of sales

Cost of sales decreased £1 million from £458 million for the year ended December 31, 2001 to £457 million for the year to December 31, 2002. Of this an increase of £33 million or 7% arose from the full consolidation of KMC from September 1, 2001. Exchange movements had a favourable impact of approximately £24 million or 5% on the full year ended December 31, 2002. Lower overall raw materials costs when taken net of usage efficiencies resulted in a £30 million or 7% reduction in cost of sales, which has been mostly offset by the impact of higher sales volumes, which increased approximately £21 million or 5%.

Net operating expenses

Net operating expenses decreased £3 million or 3% from £101 million for the year ended December 31, 2001 to £98 million for the year ended December 31, 2002.

This decrease was due to a reduction of £4 million in respect of exceptional operating expenses and an aggregate positive effect of £4 million due to savings from restructuring programmes and currency translation of overseas operations. These factors were partially offset by the £5 million effect of the full consolidation of KMC from September 1, 2001.

Net interest payable

Net interest payable increased by £1 million or 3% from £28 million for the year ended December 31, 2001 to £29 million for the year ended December 31, 2002. Of this increase £4 million is attributable to adverse foreign exchange movements relating to external debt not hedged by foreign currency assets. These effects included a £1 million loss in 2002 versus a £3 million gain in 2001. The balance of £3 million reflects lower interest rates on debt arising under senior credit facilities, offset by increased borrowings under those facilities.

Taxation on Loss on Ordinary Activities

The taxation credit on loss on ordinary activities decreased by £4 million from £6 million for the year ended December 31, 2001 to £2 million for the year ended December 31, 2002. The results for the year ended December 31, 2001 have been re-stated as a result of FRS19 and as a result the 2001 amount reflects a £5 million deferred tax credit relating to US losses and capital allowances not previously recognised. During the year ended December 31, 2002 we have decided not to increase the deferred tax asset for any further losses in the United States due to the extended time period over which they may be utilised.

Equity Minority Interests

Equity minority interests increased £2 million from £1 million for the year ended December 31, 2001 to £3 million for the year ended December 31, 2002 as a result of consolidating the results of KMC for periods after September 1, 2001.

Year ended December 31, 2001 compared to the year ended December 31, 2000

Turnover

Total turnover increased £17 million or 3% from £560 million for the year ended December 31, 2000 to £577 million for the year ended December 31, 2001.

Turnover from upstream operations increased £23 million or 7% from £351 million for the year ended December 31, 2000 to £374 million for the year ended December 31, 2001. Turnover from upstream operations in 2001 was increased by approximately £18 million compared to 2000 as a result of full consolidation of KMC for the period from September 1, 2001, versus equity accounting for KMC during the whole of the year ended December 31, 2000.

The recorded increase in upstream turnover is stated net of approximately £28 million or minus 8% attributable to volume decrease and approximately £11 million or 3% attributable to favourable exchange movements. The balance of growth in upstream turnover reflects the increasing prices of major methacrylate monomers during the year ended December 31, 2001.

Turnover for downstream operations increased £7 million or 2% from £291 million for the year to December 31, 2000 to £298 million for the year to December 31, 2001. Of this increase £10 million is attributable to the full year effect of two acquisitions made during 2000. There is an £11 million decrease or 4%, which is attributable to decreased volume demand and an increase of £5 million or 2% due to price increases. The balance of the increase is attributable to favourable exchange movements.

Cost of sales

Cost of sales increased £25 million or 6% from £433 million for the year ended December 31, 2000 to £458 million for the year to December 31, 2001.

Of this increase £14 million arose from the full consolidation of KMC from September 1, 2001 combined with the full year effect of acquisitions made in 2000 of £8 million. Adverse exchange movements of approximately £13 million combined with higher overall raw materials costs when taken net of efficiencies of £16 million, has been mostly offset by the impact of lower sales volumes of approximately £26 million. The higher raw material costs compared to December 31, 2001 have arisen due to higher production volumes during the first part of 2001 when raw material prices were higher; in the latter part of 2001 the prices were actually declining.

In comparison to the twelve months ended December 31, 2000, key raw material prices were approximately 12% lower for acetone, 15% higher for methanol and 10% higher for US natural gas.

Net operating expenses

Net operating expenses decreased £10 million or 9% from £111 million for the year ended December 31, 2000 to £101 million for the year ended December 31, 2001.

Net operating expenses increased by £1 million as a result of full consolidation of KMC from September 1, 2001 and by £2 million in respect of acquisitions in 2000. There was a reduction of £10 million in respect of exceptional operating expenses compared to year ended December 31, 2001; £4 million was charged as exceptional during the year ended December 31, 2001 representing a program to reduce fixed costs in the UK manufacturing area. The balance of £3 million is comprised of savings from restructuring programmes offset by currency translation of overseas operations

Net interest payable

Net interest payable decreased £12 million or 30% from £40 million for the year ended December 31, 2000 to £28 million for the year ended December 31, 2001. Of this decrease £3 million reflects the reduced amortisation of debt issue fees and £8 million is attributable to £3 million of gains on foreign exchange on external debt not hedged by foreign currency assets in 2001 versus a £5 million loss in 2000. The balance of the decrease reflects decreases in interest rates applied to debt arising under senior credit facilities, offset by increased utilisation of revolver facilities.

Taxation on Loss on Ordinary Activities

The taxation credit on loss on ordinary activities decreased by £4 million from £10 million for the year ended December 31, 2000 to £6 million for the year ended December 31, 2001. The numbers have been restated at December 31, 2002 as a result of the adoption of FRS19.

Equity Minority Interests

Equity minority interests in the profit and loss account increased £1 million from £ nil for the year ended December 31, 2000 to £1 million for the year ended December 31, 2001 as a result consolidating the results of KMC for periods after September 1, 2001.

Recent US accounting pronouncements

On January 17, 2003, the Financial Accounting Standards Board (“FASB” or the “Board”) issued FASB Interpretation No. 46 (“FIN 46” or the “Interpretation”), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This consolidation model applies to an entity in which either (1) the equity investors (if any) do not have a controlling interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The effective date relating to implementation and disclosure requirements included in the Interpretation (although early adoption is permitted), are for VIEs created before February 1, 2003, effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 and for VIEs created after January 31, 2003, effective immediately. The Company adopted the transitional disclosure requirements of the Interpretation for the fiscal year ended December 31, 2002. There was no material impact on the financial statements.

On November 25, 2002 the FASB issued FASB Interpretation No. 45 (“FIN 45” or the “Interpretation”), Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5 (FAS 5), Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Interpretation’s provisions for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The guarantor’s previous accounting for guarantees that were issued before the date of FIN 45’s initial application may be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The Company has adopted the disclosure requirements for the fiscal year ended December 31, 2002 as disclosed in Note 27(f) to the financial statements. The assessment of the impact on the financial statements of the full adoption of FIN45 has not yet been completed.

In June 2002 the Financial Accounting Standards Board issued FAS 146 Accounting for the Costs Associated with Exit or Disposal Activities. This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this standard are effective for exit or disposal activities that are initiated after December 31, 2002. This is not expected to have a material impact on the Company.

In April 2002 the Financial Accounting Standards Board issued FAS 145 Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classifications under the criteria of Accounting Principles Board No. 30 “Reporting the Results of Operations.” This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. This statement is effective for the Company for the year ending December 31, 2002. The adoption of this statement has not had a material effect on the Company’s results of operations or financial position.

In August 2001 the Financial Accounting Standards Board issued FAS 143 Accounting For Asset Retirement Obligations, effective for financial statements issued for the fiscal years after June 15, 2002. The Provisions of FAS 143 require companies to record an asset and related liability for the costs associated with the retirement of long-lived tangible assets if a legal liability to retire the asset exists. The adoption is not expected to have a significant impact on the Company’s financial results of operations or financial position as the Company does not currently have any asset retirement obligations that would be subject to the provisions of the statement.

Recent UK accounting pronouncements

In December 2000 the Accounting Standards Board (“ASB”) issued Financial Reporting Standard No. 19, “Deferred Tax” (“FRS 19”). FRS 19 introduces a form of full provision for deferred taxation. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when there is an obligation to pay more tax in the future as a result of the reversal of those timing differences. We are required to comply with FRS 19 in the financial statements for the year ended December 31, 2002. The impact of the adoption of this standard is reflected in the financial statements for the year ended

December 31, 2002 and has resulted in a prior year adjustment to reserves of £5 million, an opening deferred tax asset of £18 million and deferred tax provision of £16 million. This affects only the UK GAAP figures.

In November 2000 the ASB issued Financial Reporting Standard No. 17, “Retirement Benefits"(“FRS 17”). FRS 17 requires pension scheme assets to be measured at market value and pension scheme liabilities to be measured using specified actuarial methods using a corporate bond rate. The resulting surplus or deficit should be immediately recognised in the balance sheet. In the annual financial statements additional analysis was provided in accordance with FRS 17 for which disclosure requirements have been implemented progressively during the previous and current financial years in accordance with the provisions of that standard. The ASB recently announced it has postponed requiring full implementation of the standard until 2005.

B.     LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Cash flow provided by operating activities was £57 million for the year ended December 31, 2002, £83 million for the year ended December 31, 2001 and £56 million for the year ended December 31, 2000. Cash flow from operating activities increased by approximately £11 million for the year ended December 31, 2002 due to the full inclusion of KMC, which had been reflected on an equity accounting basis until September 1, 2001. Working capital balances resulted in an outflow of £14 million for the year ended December 31, 2002 versus an inflow of £24 million for the year ended December 31, 2001. This has resulted from a low working capital position as at December 31, 2001. Management believes that the working capital position as at December 31, 2002 is adequate to fund operations.

We continue to have significant cash requirements for debt service. As of December 31, 2002, we had £220 million outstanding in term loans and revolving facilities borrowed under our senior credit facilities and €200 million (£130 million) aggregate principal amount of notes outstanding. In addition, we require liquidity for capital expenditures and working capital needs. Our principal source of funds is anticipated to be cash flows from operating activities. In addition, we have $34 million of available borrowings under the revolving credit facility.

Under the terms of our senior credit facilities our bankers require us to comply with certain financial covenant ratios based upon our operating performance and our total debt position (our “leverage ratio”).

During 2002 our covenant limits were re-set for the testing period December 31, 2002 to March 31, 2004. In connection with the amendments to our senior credit facilities and with other investment opportunities, our parent company, Lucite International Limited established a £40 million deep discount bond facility with Charterhouse. In the event of a covenant breach under our senior bank facilities, Lucite International Limited has agreed, upon the request of our senior banks, to borrow under the deep discount bond facility and to invest the proceeds of such borrowings in our equity capital. The amount of the borrowing and equity investment will be the amount required to remedy the covenant breach.

Our future operating performance and ability to service amounts outstanding under our senior credit facilities, as well as the amounts due under the notes, will be subject to future economic conditions, financial, business and other factors, many of which are beyond our control.

Borrowings under our senior credit facilities bear interest at LIBOR-based floating rates for varying interest periods. The facility consists of three term loan facilities for an aggregate £188 million as at December 31, 2002, and a revolving working capital facility with a maximum commitment of up to $85 million (£53 million) of which £32 million had been drawn at December 31, 2002. The senior credit facilities impose restrictions on our ability to make capital expenditures and limit our ability to incur additional indebtedness. Similarly, the terms of the notes also impose restrictions on the incurrence of additional debt. The notes are scheduled to be repaid in one instalment on May 15, 2010. However, we may be required to purchase the notes before that date in the event of a change of control or a material asset sale.

We have no off balance sheet arrangements or special purpose entities and we have no triggers that are rating agency determined. Refer to Note 16 to the financial statements for further details on the repayment profile of our senior credit facilities and our senior notes.

Our total committed contracts that will impact on our cash position over the next five years and thereafter is as follows:

	Maturity profile
	£'m

						After
Contractual commitments	2003	2004	2005	2006	2007	2007	Total

Senior credit facilities	17	18	18	49	69	49	220

Senior notes	—	—	—	—	—	130	130

Finance lease obligations	—	1	—	1	—	5	7

Non-cancellable purchase contracts	104	44	28	15	15	42	248

Total	121	63	46	65	84	226	605

Interest is paid on the senior notes at 10.25%. The current rates applicable to our senior credit facilities are 2.676% plus a margin for the Euro-denominated debt and 1.338% plus a margin for the US dollar-denominated debt. The margin ranges from 2% to 3% depending upon the maturity date of the tranche of debt.

We may be required to purchase the senior notes before the maturity date in the event of a change of control or a material asset sale. The payment profile of the senior credit facilities may change if we generate excess cash as defined under the senior credit facilities agreement in any financial year until maturity. In the event of generating such excess cash we would be required to pay up to 50% of the excess cash generated as a prepayment against our senior credit facilities.

Treasury Policies

Our policy is to utilise excess cash within the group by paying down against the revolving credit facility. Any cash that is held locally on a short-term basis is invested in overnight money markets where appropriate to do so.

We do not hedge specifically against currency exposure other than to structure our original debt obligations in currencies that naturally hedge against movements in our net assets.

During the year we reset a portion of the senior debt interest at the prevailing LIBOR rate. Details of this can be seen in Note 20 to the financial statements. In some cases we have set the interest periods for up to twelve months in order to fix our interest exposure at historically low rates.

Capital Expenditures

In 2002 we made capital expenditures of £28 million of which £15 million was incurred on existing capacity, £4 million on safety, health and the environment (SHE) standards at our sites and £9 million was incurred on expansion and upgrades. In addition, commitments for capital expenditure are £21 million, representing amounts that we have contracted to purchase but have not yet purchased plus expenditure that we have authorised but not yet contracted for. We currently anticipate that our capital expenditures will be approximately £35 million through 2003.

Environmental Regulations

We are subject to extensive local, national and foreign laws, regulations, rules and ordinances relating to pollution, the protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials.

Capital expenditures relating to safety, health and environmental matters totalled approximately £6 million in 2000, £10 million in 2001 and £4 million in 2002 for our business. Costs in 2003 are expected to remain at historical levels in order to cover, among other things, our routine measures to prevent loss of containment. Our estimated capital expenditures for safety, health and environmental matters are expected to be approximately £7 million in 2003. Capital expenditures are planned, for example, under national legislation implementing the European Union Directive on Integrated Pollution Prevention and Control (IPPC). Under this directive, some of our plants are required and will, over the next few years, continue to be required to obtain IPPC authorisations which will regulate air and water discharges, waste management and other matters relating to the impact of operations on the environment, and to conduct site assessments to evaluate environmental conditions. It is likely that additional expenditures may be necessary in some cases to meet the requirements of

IPPC authorisations. Capital expenditures and costs and operating expenses relating to environmental matters will be subject to evolving regulatory requirements and will depend on the timing of the promulgation of specific standards, which impose requirements on our operations. The ultimate costs under applicable environmental laws and the timing of these costs are difficult to predict; however, potentially significant expenditures could be required in order to comply with existing or future environmental laws. Projections are based on management’s best estimates but actual expenditures may differ from those estimates.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our Research, Technology and Engineering Group constitutes our research and development core. Since 1999 we have enhanced our management and focus of research and development expenditures such that, at a current annual investment of £9 million on new product and process technologies, our productivity has doubled.

We principally conduct our research and development at our research facilities located in Wilton, United Kingdom, Memphis, Tennessee, Ibaraki, Japan and Darwen, United Kingdom. Over 70 scientists and engineers are engaged at these research facilities in strategic projects to lower costs of production and to develop new products, processes and product enhancements. For example, we have developed our “Alpha” and “Beta” technologies, two new low cost MMA production methods that do not use HCN as a raw material, and we are also developing our “Omega” process, which provides us a significantly more competitive method of synthetically producing HCN. The Omega technology is operational at the Cassel works in the United Kingdom and the Alpha process has been successfully piloted in the United Kingdom.

Increasing the market for acrylic products

We constantly strive toward increasing the market for acrylics through the development of new product applications, either through our own downstream operations or in conjunction with strategic partners. During 2002, we spent £5 million on research and development to expand and create downstream applications for acrylic products. In 2002 sales of new products developed in the past three years constituted close to 25% of our downstream sales, and over 25% of our downstream gross margin.

The unique optical properties of acrylic polymer, its colourability and weatherability, and the ability to manipulate light through it, are foundation blocks for developing future application opportunities. The following new product applications are significant areas of focus for the Company:

•     Lucite® Lustre

Lucite® Lustre is a series of advanced acrylic sheet for spas and bathtubs that employs a sophisticated combination of components to give high fashion visual aesthetics and texture, built on the existing superior quality and formability of our sheet products.

•     Lucite® TufCoat®

Lucite® TufCoat® is targeted toward architectural capping applications such as sidings for house construction, windows and doors. Due to its outstanding weathering characteristics, its flexibility and its ability to provide a wide range of colour and sheen types, TufCoat® allows manufacturers of these house-building products to offer much longer consumer guarantees than conventional paints, wood-finishes or other thermoplastic materials.

•     Elvacite®

Elvacite® embraces a family of advanced polymer systems with many performance-enhancing characteristics for marine and container coatings, electronics, inks and adhesives. Our flexibility to produce materials of novel architecture and incorporate reactive functionality, have allowed us to develop leading edge solutions for our customers in their drive to low VOC (Volatile Organic Compounds) products.

•     Light Management Solutions, including Prismex®

Prismex®, which we market under license, is targeted at corporate and retail signage applications and its usage is growing at retail outlets, showcase displays at movie theatres and airports, and retail display cabinets. Prismex® allows for significantly higher levels of translucency than traditional sheet, a characteristic that allows for substantial energy savings. In addition we have developed novel, proprietary technology embodied in the Lux series of products that provide a wider range of display options along with material and energy savings. As we extend our light management solutions further we are developing products for the 3-D signage market.

D.     TREND INFORMATION

Global demand for methacrylates resumed a strong growth trend from mid 1999 through the twelve months ended December 31, 2000. This volume recovery was associated with generally good economic growth, selling price increases and increased raw material costs and other input costs. In particular, by the end of the twelve months ended December 31, 2000 energy costs in the United States achieved historically high levels.

During the twelve months ended December 31, 2001 market demand for methacrylates declined. This trend was most significant in North America and was associated with a period of selling price decreases and declining raw material prices. In particular the three months ended December 31, 2001 was a period of weak demand in North America and this was reflected in global markets. One consequence of the weak demand pattern was a decline in selling prices that extended into the first half of the twelve months ended December 31, 2002.

During the second half of the twelve months ended December 31, 2002 demand for methacrylates recovered very strongly in all markets with significant uplift driven by demand for new products in Asia. The increase in demand also coincided with certain supply constraints experienced by both producers of methacrylates and their raw material suppliers. Selling prices and prices of raw materials, particularly energy costs, recovered strongly during the second half of the twelve months ended December 31, 2002. In general industry and supply chain inventory levels remain low subsequent to the balance sheet date and the market continues to experience strong demand and price conditions with correspondingly high input prices (notably oil and natural gas inputs) and some limitations on supply.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

Scott Davidson

It is with deep regret and great sadness that on March 21, 2003 we lost our friend and leader Scott Davidson who sadly passed away suddenly as a result of a heart attack. Mr Davidson led our business for 10 years and drove it forward with incredible passion, vision, energy and creativity. He was a unique and charismatic leader who will be missed by all those who had the privilege of knowing him. Until his death, Mr. Davidson served as Chief Executive Officer and Director of Lucite International Group Holdings Limited and its parent company, Lucite International Limited.

Directors and Executive officers of Lucite International Group Holdings Limited

The following table sets forth the name, age and principal position of each of the persons that are directors and executive officers of Lucite International Group Holdings Limited:

Name	Age	Position

Ian R. Lambert	47	Chief Executive Officer (appointed March 25, 2003) and VP — Finance, Treasurer, Secretary and Director

Neil L Sayers	49	VP — Technology and Manufacturing and Director

A. Paul Henderson	47	VP — Europe, Middle East and Africa and Director

J. Jefferson Davis	59	VP — Americas

Gregory Liou	52	VP — Asia Pacific and General Manager, KMC

Ian R. Lambert joined ICI in 1985 from Ernst & Young. In his first two years with ICI he worked in the Agrochemicals business. In 1989, he became manager of management accounting for the Engineering Plastics business in the US, before moving to become controller, ICI Engineering Plastics in 1990. From 1991, he spent three years as Director of Finance and IT at ICI Fiberite in Arizona, US, before becoming finance manager, ICI Materials, in Belgium. Mr. Lambert became financial controller of ICI Acrylics in 1995 before being appointed to Chief Financial Officer in 1997. On March 25, 2003 he was appointed Chief Executive Officer and holds this appointment in addition to that of Chief Financial Officer until a further appointment of a new Chief Financial Officer can be made. He is a chartered accountant and has an MA and MPhil from Cambridge University.

Neil L Sayers joined ICI in 1974 and worked in a number of manufacturing and technical roles in the Nylon, Aromatics and Oil Refinery businesses before joining ICI Acrylics in 1988 as Cassel Site Technical Manager, becoming Site Manager in 1992. In 1998 he was made responsible for R&D and currently has responsibility for Manufacturing Excellence, Technology, Safety, Health and Environment on a global basis. Mr Sayers has a BSc in Chemical Engineering from UMIST.

A.     Paul Henderson joined ICI in 1978 and worked in the Petrochemicals Division fulfilling a number of marketing roles with the Fibre Intermediate and Aromatics businesses. He joined ICI Fibres in Harrogate in 1990, transferring to Oestrigen in Germany in 1991 to run the global sales of Nylon Textile Filament yarns. On the sale of the Nylon business in 1993 he transferred with the sale to Du Pont as Sales and Marketing Manager for Nylon textiles in Europe. In 1998 joined Burmah Castrol as European Managing Director for the speciality wax blending subsiduary, Dussek Campbell. Joined Lucite International in March 2001 as Vice President for Europe, Middle East and Africa. Mr Henderson has a BA (Hons) in Modern Languages (French and Spanish) from Manchester University.

J. Jefferson Davis joined ICI Acrylics in 1993 from DuPont. Mr Davis has spent much of his career in the acrylics industry and has wide experience in both commercial and operational roles. He was Managing Director of the Lucite Acrylic Sheet Business before it was transferred to ICI Acrylic’s ownership in 1994. From 1994 to 1996, Mr. Davis was Manufacturing Director, ICI Acrylics Inc. and currently has responsibility for world wide Manufacturing and Technology at Lucite International. Mr. Davis has a BS Textile Engineering from Georgia Tech.

Gregory Liou joined ICI China in Taiwan in 1975 and has experience in a number of commercial roles, being Sales Manager, Dulux Paints Taiwan from 1982 to 1984, General Manager of Savlon Pharmaceuticals, 1984 to 1985 and Business Development Manager for ICI Taiwan from 1985 to 1990. Mr. Liou was Deputy General Manager of ICI Far East from 1990 to 1994 and then joined the Acrylics business in 1995 as General Manager, Kaohsiung Monomer Company (KMC). In his current role, Mr Liou is Vice President Asia Pacific and combines this with his responsibilities as General Manager, KMC. Mr. Liou is also responsible for our liaison with Joint Venture partners in APAC. Mr. Liou has a MSc (Agriculture) from National Taiwan University.

B.     COMPENSATION

For the year ended December 31, 2002, aggregate executive officers’ and directors’ compensation for Lucite International was £1.2 million. This includes £0.1 million that we have paid into schemes for retirement and similar benefits for our directors and executive officers for the year ended December 31, 2002.

C.     BOARD PRACTICES

Lucite International Group Holdings Limited is a subsidiary of Lucite International Limited. Certain of the directors of Lucite International Limited constitute the Board of Lucite International Group Holdings Limited. The Board’s duty of corporate governance is discharged in conjunction with the Board of Lucite International Limited. The Board meets on a regular basis to review performance and business plans of the group. The Board has established policies for the conduct of the business within the group, including delegations of Board authority to directors and members of senior management. In addition, the Board appoints committees to ensure appropriate oversight of the group companies’ operations.

Board Committees

Our audit committee and remuneration committee have been appointed by the Board of Lucite International Limited and are remitted to cover the entire Company including all subsidiaries of Lucite International Group Holdings Limited. Each committee has operated throughout the year.

The audit committee comprises Mr G J Arbuthnott (Chairman) and Mr PR Shaw. The committee is responsible for the appointment of auditors and reviews the suitability and effectiveness of internal control systems and the application of corporate policies throughout the Company.

Geoffrey Arbuthnott is a Director of Charterhouse Development Capital and Chairman of Lucite International Limited. An honours graduate in Law from Edinburgh University and a Chartered Accountant, he joined Charterhouse in 1984 where he has been responsible for the successful investments in Medway Ports, British Bus and Porterbrook. Mr. Arbuthnott led the investment in Lucite International for Charterhouse.

Peter R. Shaw was appointed a Non-Executive Director of Lucite International Limited on 1 April 2001. Mr Shaw is a graduate in chemistry with significant experience in the chemical industry and worked for ICI for 34 years in a number of senior international positions in Europe and Asia. From 1995 to 2000 Mr Shaw was ICI’s Group Vice President and Head of Mergers and Acquisitions.

Our remuneration committee at December 31, 2002 consisted of Mr PR Shaw (Chairman), Mr GJ Arbuthnott, Mr S Davidson and Mr K Leith.

The primary function of the remuneration committee is to determine remuneration and other terms of employment for the directors and senior employees of the Company having due regard for performance.

In setting the remuneration policy the committee considers a number of factors including:

•     the salaries and benefits available to senior management in comparable companies

•     the need to ensure senior management commitment to the continued success of the business by means of incentive schemes.

Directors

The directors serve for an indefinite term from appointment, subject to removal by a resolution of shareholders. No director is employed on terms and conditions other than those applicable to other salaried employees.

D. EMPLOYEES

The average number of persons employed (including executive directors but excluding temporary and contract staff) is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002

Upstream	636	620	680

Downstream	1,271	1,367	1,320

	1,907	1,987	2,000

Europe	865	854	828

Americas	568	548	531

Asia	354	378	454

Rest of World	120	207	187

	1,907	1,987	2,000

	December 31,	December 31,	December 31,
	2000	2001	2002

Number of employees at period end	2,010	2,006	1,993

Movement in employee numbers during the twelve months ended December 31, 2002 is analysed as follows:

	Upstream	Downstream	Total

Employees as at December 31, 2001	690	1,316	2,006

Other movements	(17)	4	(13)

Employees as at December 31, 2002	673	1,320	1,993

Included in the above totals are approximately 3 people in process of redeployment as at December 31, 2002 as a result of corporate restructuring initiatives.

Employees are represented locally by a number of labour unions. Management believes that its relationship with these unions is generally constructive.

E.     SHARE OWNERSHIP

All of the issued share capital of Lucite International Group Holdings Limited is held directly by Lucite International Limited. Lucite International Finance plc and the guarantors other than Lucite International Group Holdings Limited are direct or indirect subsidiaries of Lucite International Group Holdings Limited.

The issued share capital of Lucite International Limited consists of 7,799,999 A Ordinary Shares, 1,850,001 B Ordinary Shares and 350,000 C Ordinary Shares. In addition, the issued share capital of Lucite International Limited also includes 174,911,000 A Preference Shares. These preference shares are not convertible into ordinary shares. The preference shares do not entitle their holders to vote for the election of directors of, or on any matters relating to, Lucite International Limited.

Under the Articles of Association of Lucite International Limited, A Ordinary Shares generally have the same voting rights as B Ordinary Shares. However, some holders of A Ordinary Shares and B Ordinary Shares and Lucite International Limited have entered into a Subscription and Shareholders Agreement that imposes limitations on the voting of these shares. See “Subscription and Shareholders Agreement.” C Ordinary shares are ‘management shares’ and have the same voting rights as B Ordinary shares subject to any limitations contained in the subscription and shareholder agreement.

The following table sets forth information regarding the ownership of the Ordinary Shares of Lucite International Limited as at March 31, 2003, by the following:

•     Each person or group known by us to be the owner of more than 5% of the outstanding shares of the Ordinary Shares of Lucite International Limited; and

•     All of the directors and officers of Lucite International Limited and Lucite International as a group.

		Percent of
	Number of	Ordinary
Name	Ordinary Shares	Shares

Charterhouse Parties(a)	7,794,091	78%

Shares to be issued employees of Lucite International (b)	550,000	6%

Directors of Lucite International Limited (d)	350,000	3%

Directors of Ineos Capital(c) & related parties	1,100,000	11%

Other	200,000	2%

(a)	Charterhouse Parties means each of Charterhouse, any of its affiliates or subsidiaries, any person or fund managed or advised by any person in respect of its interest in Charterhouse and any investor in a Charterhouse fund (either in their capacity as investor or as direct co-investors).

(b)	Represents B Ordinary Shares that are currently held by the Lucite International Employee Share Plan.”

(c)	Represents B Ordinary Shares that are held by the directors of Ineos Capital.

(d)	Represents C Ordinary Shares that are held by the directors of Lucite International Limited.

Lucite International Employee Share Plan

Our philosophy is that our employees should have the opportunity to participate in the creation of value for the parts of the business that they can directly influence. Our principal investors have allocated 9% of the ordinary shares of Lucite International Limited, the parent company of Lucite International, to management and an employee benefit trust. We and our principal investors have ensured that all of the management and employees of Lucite International have had the opportunity to acquire interests in these shares through the creation of an employee share plan.

Under the Lucite International Employee Share Plan, Charterhouse made available 550,000 ordinary one pence shares in the Company to employees (the “employee shares”). Shares will be allocated between employees based on business performance criteria at a future date when Charterhouse sells all or a substantial portion of its remaining investment in the ordinary shares in Lucite International Limited. These shares have been put into trust for the employees during 2002. No charge in respect of the grant of options to employees under the employee share plan has been made in the financial statements due to the uncertainty of the timing of the sale of Charterhouse’s investment.

Subsequent to the year-end the Company has issued restricted ordinary D shares to the US employees under the US employee share scheme. These restricted ordinary D shares will be redeemed by the Company and replaced with ordinary B shares in the event of Charterhouse selling all or a substantial portion of its remaining investment in the ordinary shares in Lucite International Limited.

Subscription and Shareholders Agreement

In October 1999, Lucite International Limited entered into a Subscription and Shareholders Agreement with its shareholders, including Charterhouse funds (the “Charterhouse Investors”) and directors of Ineos Capital Limited (the “Ineos Investors”). Charterhouse Investors and Ineos Investors have pre-emptive rights allowing them to acquire, in proportion to their respective shareholdings, any shares proposed to be issued by Lucite International Limited. Ineos Investors cannot transfer, grant, create or dispose of any right or interest in any shares of Lucite International Limited without the prior written consent of the Charterhouse Investors, subject to various exceptions. The exceptions include permitted transfers to family members or, if the Ineos Investor is a company, to a wholly owned subsidiary. Ineos Investors, however, receive tag-along rights in cases of transfer of shares by Charterhouse Investors.

Charterhouse Investors and Ineos Investors have agreed not to make, and not to allow Lucite International to make mergers and acquisitions, share issuances and other strategic decisions involving Lucite International, without the consent of a majority of the Charterhouse Investors.

The agreement will terminate upon the earliest of (1) the closing of an initial public offering by Lucite International Limited; (2) all of the Charterhouse Investors and the Ineos Investors ceasing to hold any shares in Lucite International Limited; and (3) the sale of the entire issued share capital of Lucite International Limited to a third party purchaser.

The Articles of Association of Lucite International Limited and the Subscription and Shareholders’ Agreement provide that the Charterhouse funds, as the holder of the A Ordinary Shares, are entitled to appoint two directors of Lucite International Limited. Under the Articles, the presence of at least one Charterhouse director is required for the transaction of business by the Board, any committee of the Board must always include at least one Charterhouse director and any resolution passed by the committee will not be effective unless at least one Charterhouse director votes in favour of the decision. The Articles also provide that the Charterhouse funds have a right to appoint the Chairman of the Board.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     MAJOR SHAREHOLDERS

The parties who are beneficial owners of 5% or more of the ordinary share capital of Lucite International Limited, which owns 100% of the ordinary share capital of Lucite International Group Holdings Limited are set out in item 6. E Shareholders.

B.     RELATED PARTY TRANSACTIONS

Trading Transactions with Shareholders of the Group

For the twelve months ended December 31, 2000: Lucite International purchased management services from Charterhouse and the directors of Ineos Capital in the amounts of £50,000 and £300,000 respectively plus related travel expenses.

Lucite International also purchased certain third party goods and services via Ineos PLC, a company controlled by the directors of Ineos Capital in the amount of £53,000. Such services included the rental expenses of our Southampton offices and sundry employee costs in respect of shared services.

For the twelve months ended December 31, 2001: Lucite International purchased management services from Charterhouse and the directors of Ineos Capital in the amounts of £50,000 and £300,000 respectively plus related travel expenses.

Lucite International also purchased certain third party goods and services via Ineos PLC a company controlled by the directors of Ineos Capital in the amount of £300,000. Such services included the rental expenses of our Southampton offices and sundry employee costs in respect of shared services.

Lucite International also purchased certain third party goods and services, consisting mainly of raw materials, from other Ineos companies controlled by the Directors of Ineos Capital, to the value of £11 million. We also sold some goods and services, relating mainly to shared offices in the United States, to other Ineos companies to the value of £2 million. These companies were acquired by Ineos Capital during 2001 and have been included as related parties from the date of each acquisition. Prior to their acquisition the companies have been treated as non-related.

Amounts due to and from these companies at 31 December 2001 were £ nil.

For the twelve months ended December 31, 2002: Lucite International purchased management services from Charterhouse for the amount of £25,000 plus related travel expenses.

Lucite International also purchased certain third party goods and services, mainly raw materials, from other Ineos companies controlled by the Directors of Ineos Capital, to the value of £13 million. We also sold some goods and services to other Ineos companies to the value of £2 million.

As at 31 December 2002, amounts payable to these companies totaled £2 million.

There have been no related party activities with Charterhouse since the year-end.

Trading Transactions with Other Entities within the Group

During normal course of business the Company transacted with Kaohsiung Monomer Company (“KMC”), which was a joint venture until September 1, 2001 and is now a 60% owned subsidiary. Sales to and purchases from this company for the period where it was a joint venture were as follows:

	Year ended December 31,	Year ended December 31,
	2000	2001
	£'m	£'m

Profit and loss account

Sales of product	1	1

Purchases of product	6	7

C.     INTERESTS OF EXPERTS AND COUNSEL

         NOT APPLICABLE

ITEM 8 FINANCIAL INFORMATION

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Item 18 of this Annual Report.

Legal proceedings

On March 25, 2003, the Company received notification that the European Commission is investigating Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. Such investigation is a preliminary step and does not imply that the Company has engaged in any unlawful activities relating to anti-competitive practices. There is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defence and by the Commission’s procedures. Lucite International Limited is co-operating fully with the European Commission on these matters.

We are from time to time involved in various legal proceedings of a nature considered normal to our business. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, guarantee, and established reserves or would not have a material adverse effect on our financial condition or our results of operations.

Dividend distribution policy

No dividends have been paid other than payments to minority interests in our Thai subsidiary, Thai Poly Acrylic plc and to minority interests in our subsidiary Kaohsiung Monomer Company Ltd.

There are no retained earnings available for payment of dividends under UK GAAP as at December 31, 2002.

B.     SIGNIFICANT CHANGES

There have been no significant changes since December 31, 2002.

ITEM 9 THE OFFER AND LISTING

A.     OFFER AND LISTING DETAILS

All of the share capital of Lucite International Group Holdings Limited is privately held as described elsewhere in this annual report. There is no public market for the shares of Lucite International Group Holdings Limited.

B.	PLAN OF DISTRIBUTION

NOT APPLICABLE

C.	MARKETS

None.

D.	SELLING SHAREHOLDERS

NOT APPLICABLE

E.	DILUTION

NOT APPLICABLE

F.	EXPENSES OF THE ISSUE

NOT APPLICABLE

ITEM 10 ADDITIONAL INFORMATION

A.	SHARE CAPITAL

NOT APPLICABLE

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Memorandum and Articles of Association are on file with the Registrar of Companies for England and Wales under Company Number 3829877. As set forth in Section 3.1 of our Memorandum of Association, Lucite International Group Holdings Limited was established to carry on business as a general commercial company.

Directors

A director of our Company need not be a shareholder. A director is permitted to vote at any meeting of the directors or of a committee of the directors on any resolution concerning a transaction or arrangement to which we may enter and in which the director has a material interest, provided that the director has disclosed to the directors the nature and extent of his interest. Each member of the board of directors is appointed at the annual shareholder meeting.

Share Capital

Our share capital consists of a single class of 175,029,700 ordinary shares, par value £1 each, the entirety of which is owned by our parent company, Lucite International Limited. The holders of the ordinary shares are entitled to receive notice of and to attend all meetings of the shareholders and have one vote for each ordinary share held at all meetings of the shareholders. The holders of the ordinary shares are entitled to receive dividends as and when declared from time to time by the directors and to be paid in equal amounts per share on all ordinary shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of our Company, the holders of the ordinary shares are entitled to receive the remaining assets of our Company as determined by the liquidator.

C.     MATERIAL CONTRACTS

Indenture, dated as of May 4, 2000, among Lucite International Finance plc, as issuer, Lucite International Group Holdings Limited, Lucite International Investment Limited, Lucite International Holdings Limited, and Lucite International Holdco Limited, each as a guarantor, and The Bank of New York, as trustee. Pursuant to the terms and conditions of the agreement, Lucite International Finance issued €200,000,000 of our 10 1/4% Senior Notes due 2010, and we, along with the other guarantors, agreed to guarantee the notes.

Agreement dated September 29, 2000 between Lucite International UK Limited and BASF Plc. Pursuant to the terms of the agreement Lucite International UK Limited will invest in and on a plant for the manufacture of acetone cyanohydrin on land leased from BASF at Seal Sands, Teeside, England. BASF have agreed to operate the plant on behalf of Lucite International and to supply HCN and convert HCN to acetone cyanohydrin (ACH) for supply to Lucite International. The agreement is for a term of 15 years from commencement of plant operations with provision for negotiated continuation thereafter. Plant operations commenced in September 2002.

D.     EXCHANGE CONTROLS

There are no UK foreign exchange controls currently in force that restrict the export or import of capital or that affect the remittance of interest, dividends or other payments to non UK resident holders of the Company’s securities (except as otherwise detailed under Item 10.E “Taxation”). There are no limitations imposed by UK law that restrict the right of non UK resident or non UK citizen owners to hold or vote the securities of the Company.

E.     TAXATION

United States Federal Income Taxation

The following summary describes the material United States federal income tax consequences of the ownership of notes by US holders (as defined below) as of the date hereof. The discussion set forth below is applicable to US holders (1) who are residents of the United States for purposes of the current United Kingdom/United States Income Tax Convention (the “Treaty”), (2) whose notes are not, for purposes of the Treaty, effectively connected with a permanent establishment in the UK and (3) who otherwise qualify for the full benefits of the Treaty. Except where noted, it deals only with notes held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, life insurance companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, persons holding notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, certain US expatriates or US holders of notes whose “functional currency” is not the US dollar. If a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding the notes should consult tax advisors. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in federal income tax consequences different from those discussed below.

As used in this annual report, a US holder means a beneficial owner of a note that is (1) a citizen or individual resident of the United States, (2) a corporation or partnership created or organised in or under the laws of the United States or any political subdivision, (3) an estate the income of which is subject to United States federal income taxation regardless of its source or (4) a trust (X) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

Payments of Interest

Interest on a note will generally be taxable to a US holder as ordinary income at the time it is paid or accrued in accordance with the US holder’s method of accounting for United States federal income tax purposes. Interest income on a note generally will constitute foreign source income and generally will be considered “passive” income or “financial services” income, which are treated separately from other types of income in computing the foreign tax credit allowable to US holders under United States federal income tax laws.

Because interest payments are made in euro, the following rules will apply. Cash basis US holders are required to include in income the US dollar value of the amount received, determined by translating such amount into US dollars at the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into US dollars. No exchange gain or loss will be recognised with respect to the receipt of such payment.

Accrual basis US holders may determine the amount of income recognised with respect to such interest payment in accordance with either of two methods. Under the first method, the US holder will be required to include in income for each taxable year the US dollar value of the interest that has accrued during such year, determined by translating such interest at the average rate of exchange for the period or periods during which such interest accrued. Under the second method, an accrual basis holder may elect to translate interest income at the spot rate on the last day of the accrual period (or last day of the taxable year in the case of an accrual period that straddles the holder’s taxable year) or on the date the interest payment is received if such date is within five days of the end of the accrual period. This election must be applied consistently to all debt instruments from year to year and may not be revoked without the consent of the IRS. Upon receipt of an interest payment on such note (including amounts received upon the disposition of a note attributable to accrued but unpaid interest), such US holder will recognise ordinary income or loss in an amount equal to the difference between the US dollar value of such payment (determined by translating the euro received at the spot rate for the euro in effect on the date received) and the US dollar value of the interest income that such US holder has previously included in income with respect to such payment.

Sale, Exchange and Retirement of Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, a US holder will recognise gain or loss equal to the difference between the amount realised upon the sale, exchange, retirement or other disposition (other than amounts attributable to accrued and unpaid interest, which will be treated as a payment of interest for federal income tax purposes) and the US Holder’s tax basis in the note. If a US holder receives euros on the sale, exchange, retirement or other disposition of the note, the amount realised generally will be based on the spot rate of the euro on the date of the sale, exchange, retirement or other disposition. If the notes are traded on an established securities market, a cash basis US holder will determine the US dollar amount realised by translating the euros received at the spot rate of exchange on the settlement date of the sale, exchange, retirement or other disposition. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of notes traded on an established securities market, provided that the election is applied consistently. This election cannot be changed without the consent of the Internal Revenue Service.

A US holder’s tax basis in a note generally will be the US holder’s cost of obtaining the note which, in the case of a US holder that purchased such note with euros will be the US dollar value of the euros paid for such note determined at the time of such purchase. Gain or loss recognised by a US holder on the sale, exchange, retirement or other disposition of a note will generally be treated as United States source gain or loss. Subject to the foreign currency rules discussed below, gain or loss recognised in the exchange will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, retirement or other disposition, the note has been held for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

If a US holder purchased a note with previously owned euros, the US holder will recognise ordinary exchange gain or loss at the time of purchase attributable to the difference at the time of purchase, if any, between the US holder’s tax basis in such euros and the fair market value of the note in US dollars on the date of purchase. If the notes are traded on an established securities market by a cash method taxpayer, euros paid or received are translated into US dollars at the spot rate on the settlement date of the purchase or sale. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of notes traded on an established securities market, provided that the election is applied consistently. This election cannot be changed without the consent of the Internal Revenue Service.

Upon the sale, exchange or retirement of a note, a US holder will recognise exchange gain or loss with respect to the principal amount of such note. For these purposes, the principal amount of the note is the US holder’s purchase price for the note calculated in euros on the date of purchase, and the amount of exchange gain or loss recognised is equal to the difference between (i) the US dollar value of the principal amount determined on the date of the sale, exchange, retirement or other disposition of the note and (ii) the US dollar value of the principal amount determined on the date such US holder purchased the note. As discussed above, if the notes are sold on an established securities market by a cash method taxpayer (or, upon election, an accrual basis US holder), euros received are translated into US dollars at the spot rate on the settlement date of the sale. Such gain or loss will be treated as ordinary income or loss (and will not be treated as interest income or expense, except to the extent provided in Treasury regulations or administrative pronouncements of the Internal Revenue Service) and generally will be United States source gain or loss. The realisation of such gain or loss will be limited to the amount of overall gain or loss realised on the disposition of a note.

Exchange Gain or Loss with Respect to Foreign Currency

A US holder’s tax basis in euros received as interest on a note will be the US dollar value thereof at the spot rate in effect on the date the euros are includible in income. A US holder’s tax basis in euros received on the sale, exchange or retirement of a note will be equal to the US dollar value of the euros, determined at the time of the sale, exchange or retirement. As discussed above, if the notes are traded on an established securities market, a cash basis US holder (or, upon election, an accrual basis US holder) will determine the US dollar value of the euros by translating the euros received at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

Any gain or loss recognised by a US holder on a sale, exchange or other disposition of the euros will be ordinary income or loss (and will not be treated as interest income or expense, except to the extent provided in Treasury regulations or administrative pronouncements of the Internal Revenue Service) and generally will be United States source gain or loss.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to some payments of principal and interest on a note and to the proceeds of the sale of a note made to US holders other than exempt recipients (such as corporations). Backup withholding will apply to such payments if the US holder fails to provide its taxpayer identification number or, in the case of interest payments, fails either to report in full dividend and interest income or to make certain certifications of exempt status.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the US holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

United Kingdom Taxation

The following summary describes the material UK tax consequences of the ownership of the notes as of the date hereof. Except where noted, it relates only to the position of persons who are the absolute beneficial owners of notes as capital assets and may not apply to persons in special situations, such as dealers in securities or persons who are or become connected with the Issuer other than through their holding of notes, and (other than in relation to withholding tax) it deals only with persons who are resident or, in the case of individuals, resident or ordinarily resident in the UK. Furthermore, the discussion below is based upon the Issuer’s understanding of UK tax laws and UK Inland Revenue practice as of the date hereof; such laws may be repealed, revoked or modified and such practice may change so as to result in UK tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of notes should consult their own tax advisers concerning the UK tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of book-entry interests are made in this section.

Payments on the Notes

No withholding or deduction on account of UK income tax will be required from payments of principal or, for so long as the notes continue to be in bearer form and are listed on the Luxembourg Stock Exchange or some other stock exchange recognised by the UK Inland Revenue from payments of interest:

(a)	where payment is made through a paying agent who is not in the UK; or

(b)	where payment is made through a paying agent in the UK and either:

(1)	the beneficial owner of the notes is beneficially entitled to the interest and is not resident in the UK, or

(2)	the notes are held in a “recognised clearing system” within the meaning of section 841A of the Income and Corporation Taxes Act 1988,

and, in the case of (b), either any other administrative conditions imposed by regulations made under the Income and Corporation Taxes Act 1988, as amended from time to time, have been satisfied or the Inland Revenue has notified the paying agent in the UK that at least one of the conditions in (b) has been satisfied. In all other cases, and in particular where paid in respect of the definitive notes in registered form, interest will (subject to what is said below) be paid after deduction of income tax at the lower rate (currently 20%) subject to any direction to the contrary by the UK Inland Revenue under an applicable double taxation treaty. A holder who is entitled to the protection of an applicable double taxation treaty may be eligible to recover all or part of any UK tax withheld from payments of interest to which such holder is beneficially entitled by making a claim under the treaty on the appropriate form. Alternatively, a claim may be made to the UK Inland Revenue in advance of a payment of interest. If the claim is accepted by the UK Inland Revenue, they may authorise subsequent payments to that holder to be made without withholding of UK tax or subject to the withholding of tax at a rate that is less than the lower rate.

Where any person in the UK, acting in the course of a trade or profession:

(a)	acts as custodian of the notes, in respect of which he receives any interest or interest is paid at his direction or with his consent;

(b)	collects or secures payment of or receives interest on the notes for another person, including the holder; or

(c)	otherwise acts for another person in arranging to collect or secure payment of interest on the notes;

(except in any case by means only of clearing a cheque or arranging for the clearing of a cheque) that person (a “collecting agent”) is liable to account for UK income tax at the lower rate (currently 20%) on such interest and is entitled to deduct an amount from interest or other sums due from him to the holder unless:

(a)	the note is held in a “recognised clearing system” and the collecting agent either:

(1)	pays or accounts for the interest directly or indirectly to the “recognised clearing system”; or

(2)	is acting as depository for the “recognised clearing system” in respect of the Eurobond Note;

(b)	the person beneficially entitled to the interest is either not resident in the UK and beneficially owns the note or is of a description prescribed by regulations;

(c)	the interest arises to non-UK resident trustees of specified discretionary or accumulation trusts (where, among other things, none of the beneficiaries of the trust is resident in the UK);

(d)	the person beneficially entitled to the interest is eligible for specified reliefs from tax in respect of the interest;

(e)	the interest falls to be treated as the income of, or of the government of, a sovereign power or of an international organisation; or

(f)	the note and the interest are beneficially owned by a person falling into specified categories, or one of other specified circumstances applies, in each case as prescribed by regulations made under the Income and Corporation Taxes Act 1988, which would apply, for example, to notes held under a personal equity plan or individual savings account, in a pension funds pooling scheme or by an Inland Revenue-approved superannuation fund.

In the case of each of the above exceptions (except (a)(2)), further administrative conditions imposed by regulations (for instance, as to the making of a declaration in the required form) may have to be satisfied for the relevant exception to be available.

Interest on the notes constitutes UK source income for tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, except for any income tax deducted as described above, a holder who is not resident for tax purposes in the UK (other than some trustees) will not be liable to UK tax on interest on the notes unless that holder is chargeable to income tax or corporation tax on a branch or agency in the UK through which it carries on a trade, profession or vocation and in connection with which the interest is received or to which the notes are attributable. There are exemptions for interest received by specified categories of agent (such as some brokers and investment managers).

The provision relating to additional amounts would not apply if the Inland Revenue sought to assess directly to UK tax a person entitled to the relevant interest.

Depending on the correct legal analysis of payments made by the guarantor as a matter of UK tax law, it is possible that payments by the guarantor would be subject to withholding on account of UK tax, subject to any claim that could be made under applicable double taxation treaties.

Proposed EU Withholding Tax Directive

In May 1998, the European Commission presented to the Council of Ministers of the European Union a proposal to oblige member states to adopt either a “withholding tax system” or an “information reporting system” in relation to interest, discounts and premiums. Negotiation over the precise form of this and related proposals are ongoing. It remains unclear whether this proposal will be adopted and, if it is adopted, whether it will be adopted in its current form. The “withholding tax system” would require a paying agent established in a member state to withhold tax, at a minimum rate of 20%, from any interest, discount or premium paid to an individual resident in another member state unless such an individual presents a certificate obtained from the tax authorities of the member state in which he is resident confirming that those authorities are aware of the payment due to that individual. The “information reporting system” would require a member state to supply to other member states details of any payment of interest, discount or premium made by paying agents within its jurisdiction to an individual resident in another member state. For these purposes, the term “paying agent” is widely defined and includes an agent who collects interest, discounts or premiums on behalf of an individual beneficially entitled thereto. If this proposal is adopted, it will not apply to payments of interest, discounts and premiums made before 1 January 2003.

UK Corporation Tax Payers

In general, holders that are within the charge to UK corporation tax will be charged to tax as income on all profits and gains arising from returns on and fluctuations in value of the notes broadly in accordance with their authorised accounting treatment. Such a holder will generally be charged to tax in each accounting period by reference to interest and any profits and gains (or relief for any loss) that, in accordance with the holder’s authorised accounting method, is applicable to that period.

Any gains or losses held by UK resident corporate holders or other specified holders who are within the charge to UK corporation tax which are attributable to fluctuations in the value of the US dollar, relative to, in most cases, sterling, will, subject to reliefs and exclusions contained in the relevant legislation, be included in the calculation of such holders’ taxable income on an accruals basis for each accounting period during which the notes are held.

Other UK Tax Payers — Taxation of Chargeable Gains

The notes will not be treated by the Inland Revenue as “qualifying corporate bonds” within the meaning of section 117 of the Taxation of Chargeable Gains Act 1992. Accordingly, a disposal by a holder who is UK resident for tax purposes but who is not within the charge to UK corporation tax may give rise to a chargeable gain or an allowable loss for purposes of the UK taxation of chargeable gains.

It should be noted that to calculate any chargeable gain arising on a transfer of a note, sterling values are compared at acquisition and disposal. Accordingly a chargeable gain may arise on disposal even where the foreign currency amount obtained is less than, or equal to, the foreign currency paid to acquire the note.

Other UK Tax Payers — Accrued Income Scheme

On a transfer of notes by a holder, any interest which has accrued since the last interest payment date may be chargeable to tax as income of that holder.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty or stamp duty reserve tax is payable on the issue of the global notes.

F.	DIVIDENDS AND PAYING AGENTS

NOT APPLICABLE

G.	STATEMENT BY EXPERTS

NOT APPLICABLE

H.	DOCUMENTS ON DISPLAY

We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

450 Fifth Street N.W.	500 West Madison Street
Room 1024	Suite 1400
Washington D.C. 20549	Chicago, Illinois 60661

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I.	SUBSIDIARY INFORMATION

NOT APPLICABLE

ITEM 11 QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e. the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are; interest rates on debt, foreign exchange rates and fluctuations in raw material prices.

We are also exposed to rapid increases in raw material prices that may not be reflected in our selling prices under the terms of a number of our major customer contracts.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from those projected results due to actual developments in the market.

Interest rates

Based on variable rate debt levels at December 31, 2002 of £140 million a one percent change in interest rates would impact net interest expense by approximately £1.4 million per annum.

Interest rate risk profile of financial liabilities

As at December 31, 2001 and 2002 the Company had the following interest rate profile for financial liabilities, after taking into account the interest rate swaps used to manage the interest profile:

	At December 31, 2001

	Floating rate	Fixed rate	December 31, 2001
	financial liabilities	financial liabilities	Total
	£'m	£'m	£'m

Currency

Sterling	—	—	—

Euro	59	160	219

US Dollars	77	57	134

	136	217	353

Unamortised issue costs	(4)	(5)	(9)

Bank and other borrowings (Note 16)	132	212	344

	At December 31, 2002

	Floating rate	Fixed rate	December 31, 2002
	financial liabilities	financial liabilities	Total
	£'m	£'m	£'m

Currency

Sterling	13	—	13

Euro	94	130	224

US Dollars	33	80	113

	140	210	350

Unamortised issue costs	(3)	(4)	(7)

Bank and other borrowings (Note 16)	137	206	343

All the group’s creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

The US dollar-denominated tranche B debt ($47.8m) and the US dollar-denominated tranche C debt ($79.8m) have been rolled over under existing credit agreements at the rate of 4.330% for the US dollar-denominated tranche B debt and 4.8663% for the US dollar-denominated tranche C debt; both rates are inclusive of lender margins. Both interest rates are fixed until the end of September 2003 and accordingly these loans are shown as fixed rate financial liabilities above.

Risk Management

The following table provides information about the group’s financial instruments that are sensitive to changes in interest rates as of December 31, 2002. For the Company’s fixed rate and variable rate debt, the tables present principal amounts at December 31, 2002 exchange rates and weighted average interest rates by expected maturity date. Variable rates are based on implied forward rates as of December 31 derived from the zero coupon yield curve as of December 31, 2002.

	Interest Rate Risk Management
	Principal Amount by expected maturity.

									Fair	Fair
							Total	Total	value	value
							12/31	12/31	12/31	12/31
	2003	2004	2005	2006	2007	Thereafter	2002	2001	2002	2001

Fixed rate (Euro)	—	—	—	—	—	130.4	130.4	122.4	129.7	113.8

Interest rate (fixed)						10.25%

Variable rate (USD)	4.5	4.8	4.8	4.1	39.7	71.3	129.2	133.5	129.2	133.5

Interest rate (variable)	4.11%	4.63%	5.16%	5.65%	6.07%	6.07%

Variable rate (Euro)	12.7	13.4	13.4	11.5	19.8	19.8	90.6	97.6	90.6	97.6

Interest rate (variable)	4.91%	5.12%	5.45%	5.79%	6.14%	6.14%

We do not hedge our interest rate exposure in a manner that would entirely eliminate the effects of changes in market interest rates on our cash flow and earnings.

We have entered into the following interest rate contracts to manage interest rate risk on our variable rate senior credit facilities.

The US dollar-denominated tranche B debt ($47.8m) and the US dollar-denominated tranche C debt ($79.8m) have been rolled over under existing credit agreements at the rate of 4.330% for the US dollar-denominated tranche B debt and 4.8663% for the US dollar-denominated tranche C debt; both rates are inclusive of lender margins. Both interest rates are fixed until the end of September 2003.

Foreign exchange

A substantial portion of our revenues is generated in currencies other than our reporting currency of pounds sterling; in particular, we have net positive cash inflows in US dollars and Euros or Euro determined currencies.

As at December 31, 2002 we had no foreign currency contracts options or other derivatives. To date we have not used foreign currency hedging transactions. Our fixed and variable rate borrowings are denominated in US dollars and Euros to provide a hedge against foreign currency movements but we retain a net exposure to the weakening of the US dollar and the Euro against our reporting currency of pounds sterling.

Raw materials

At the end of 2002 we entered into a contractual arrangement to hedge a portion of our raw material costs against spikes in natural gas prices over the coming winter. During 2001 natural gas prices spiked to an all time high, which had an adverse effect on the gross margin of the business. The contract that we have entered into is a ‘costless collar’ with floor and ceiling prices set on various volume tranches. The floor and ceiling prices have been established with the intent that there will be no settlement either way but merely to cover the risk of excessive fluctuation. As of December 31, 2002 this arrangement had a fair value equating to a £0.1 million asset. This fair value has been calculated based on the market price for natural gas at the year-end compared to the ceiling and floor prices of the collar.

ITEM 12     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

   NOT APPLICABLE

PART II

ITEM 13   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                   NONE

ITEM 14   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                   NONE

ITEM 15   CONTROLS AND PROCEDURES

Internal controls and procedures are evaluated by our Chief Executive Officer and Chief Financial Officer by means of a cascade process throughout the group. The cascade process requires all key managers to evaluate the effectiveness of the internal control framework within their own particular areas of responsibility and report any weaknesses or breakdown in controls back through the cascade process.

Based on an evaluation, as of a date within 90 days of the filing of this Form 20-F, our Chief Executive Officer and Chief Financial Officer has concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) are effective to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934 is reordered, processed, summarised and reported on a timely basis.

There have been no significant changes in internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16   [RESERVED]

PART III

ITEM 17   FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18   FINANCIAL STATEMENTS

See the Index to Combined and Consolidated Financial Statements accompanying this report on page F-1.

ITEM 19 EXHIBITS

Exhibit
No.	Description of Exhibit
1.1	Memorandum and Articles of Association of Lucite International Group Holdings Limited. (1)

2.1	Indenture, dated May 4, 2000, among Lucite International Finance plc, the Company, Lucite International Investment Limited, Lucite International Holdings Limited and Lucite International Holdco Limited (collectively, the “Registrants”) and The Bank of New York, as trustee. (2)

2.2	Credit Facilities, dated October 3, 1999, as amended at December 13, 2002, among Lucite International Limited, Deutsche Bank AG London and Merrill Lynch International. (3)

2.3	Intercreditor Deed, dated November 2, 1999, among Lucite International Limited, Lucite International UK Bondco Limited, Lucite International UK Finco Limited, Deutsche Bank AG, Merrill Lynch International, the Original Bridge Lenders and the High Yield Trustee. (4)

2.4	Loan Agreement, dated October 21, 1999, between Lucite International UK Finco Limited and Lucite International UK Bondco Limited. (5)

2.5	Amendment Agreement, dated April 28, 2000, to Loan Agreement dated October 21, 1999, between Lucite International UK Finco Limited and Lucite International UK Bondco Limited. (6)

4.1	Agreement dated September 29, 2000, between Lucite International UK Limited and BASF PLC relating to the supply of HCN, the construction and operation of an ACH plant and toll manufacture of ACH. (7)

8.1	List of subsidiaries of Lucite International Group Holdings Limited. (8)

(1)	Incorporated by reference from Exhibit 3.2 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(2)	Incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(3)	Filed herewith.

(4)	Incorporated by reference from Exhibit 10.2 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(5)	Incorporated by reference from Exhibit 10.3 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(6)	Incorporated by reference from Exhibit 10.4 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(7)	Incorporated by reference from Exhibit 10.5 to the Company’s Annual Report for the year ended December 31, 2001 on Form 20-F, File No. 333-12714, filed with the Securities and Exchange Commission on April 5, 2002.

(8)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorised.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

/s/ IAN R. LAMBERT

Ian R. Lambert
Chief Executive Officer
April 11, 2003

CERTIFICATIONS

I, Ian R. Lambert, Chief Executive Officer of Lucite International Group Holdings Limited, certify that:

1.	I have reviewed this annual report on Form 20-F of Lucite International Group Holdings Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant, as of, and for, the periods presented in this annual report;

4.	The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 11, 2003

/s/ Ian R. Lambert

Ian R. Lambert
Chief Executive Officer

CERTIFICATIONS

I, Ian R. Lambert, Chief Financial Officer of Lucite International Group Holdings Limited, certify that:

1.	I have reviewed this annual report on Form 20-F of Lucite International Group Holdings Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 11, 2003

/s/ Ian R. Lambert

Ian R. Lambert
Chief Financial Officer

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Report of independent accountants	F-2

Consolidated profit and loss accounts for the year ended December 31, 2002, the year ended December 31, 2001 and the year ended December 31, 2000	F-3

Consolidated statements of total recognised gains and losses for the year ended December 31, 2002, the year ended December 31, 2001 and the year ended December 31, 2000	F-4

Consolidated balance sheets as at December 31, 2002 and 2001	F-5

Consolidated cash flow statements for the year ended December 31, 2002, the year ended December 31, 2001 and the year ended December 31, 2000	F-6

Reconciliation of movements in equity shareholder’s funds for the year ended December 31, 2002, F-7 the year ended December 31, 2001 and the year ended December 31, 2000

Notes to the consolidated financial statements	F-8

LUCITE INTERNATIONAL HOLDINGS LIMITED

Report of independent accountants	F-67

Consolidated profit and loss accounts for the year ended December 31, 2002, the year ended December 31, 2001 and the year ended December 31, 2000	F-68

Consolidated statements of total recognised gains and losses for the year ended December 31, 2002, the year ended December 31, 2001 and the year ended December 31, 2000	F-69

Consolidated balance sheets as at December 31, 2002 and 2001	F-70

Consolidated cash flow statements for the year ended December 31, 2002, the year ended December 31, 2001 and the year ended December 31, 2000	F-71

Reconciliation of movements in equity shareholder’s funds for the year ended December 31, 2002, F-72 the year ended December 31, 2001 and the year ended December 31, 2000

Notes to the consolidated financial statements	F-73

LUCITE INTERNATIONAL HOLDCO LIMITED

Report of independent accountants	F-75

Consolidated profit and loss accounts for the year ended December 31, 2002, the year ended December 31, 2001 and the year ended December 31, 2000	F-76

Consolidated statements of total recognised gains and losses for the year ended December 31, 2002, the year ended December 31, 2001 and the year ended December 31, 2000	F-77

Consolidated balance sheets as at December 31, 2002 and 2001	F-78

Consolidated cash flow statements for the year ended December 31, 2002, the year ended December 31, 2001 and the year ended December 31, 2000	F-79

Reconciliation of movements in equity shareholder’s funds for the year ended December 31, 2002, F-80 the year ended December 31, 2001 and the year ended December 31, 2000

Notes to the consolidated financial statements	F-81

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lucite International Group Holdings Limited

We have audited the accompanying consolidated balance sheets of Lucite International Group Holdings Limited (“the Company”) as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts, cash flow statements, total recognised gains and losses and reconciliation of movements in shareholder’s funds for each of the three years ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom.

As discussed on page F-8 to the financial statements, the Company changed its method of accounting for deferred taxation in 2002.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for each of the three years ended December 31, 2002 and consolidated shareholder’s funds at December 31, 2002, 2001, to the extent summarised in Note 27 to the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London, England
April 11, 2003

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended	Year ended
		December 31,	December 31,	Year ended
		2000	2001	December 31,
		£'m	£'m	2002
	Notes	as restated	as restated	£'m

Turnover including share of joint venture		581	589	582

Less: share of joint venture’s turnover		(21)	(12)	—

Group turnover	3, 4	560	577	582

Net operating costs before exceptional operating expenses and amortisation of intangible fixed assets	4	(525)	(550)	(550)

Exceptional operating expenses	5	(14)	(4)	—

Amortisation of goodwill and other intangible fixed assets	10	(5)	(5)	(5)

Total net operating costs		(544)	(559)	(555)

Group operating profit	3, 4	16	18	27

Share of operating profit from joint venture		2	2	—

Operating profit including joint venture		18	20	27

Net interest payable	8	(40)	(28)	(29)

Loss on ordinary activities before taxation	6	(22)	(8)	(2)

Taxation on loss on ordinary activities	9	10	6	2

Loss on ordinary activities after taxation		(12)	(2)	—

Equity minority interests		—	(1)	(3)

Loss for the financial year		(12)	(3)	(3)

Group turnover and group operating profit relate entirely to continuing operations.

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended	Year ended
	December 31,	December 31,	Year ended
	2000	2001	December 31,
	£'m	£'m	2002
	as restated	as restated	£'m

Loss for the financial year	(12)	(3)	(3)

Currency translation differences on foreign currency net investments net of translation on foreign currency borrowings	—	2	(21)

Total recognised loss relating to the year	(12)	(1)	(24)

Prior year adjustment for deferred taxation (note 1)			5

Total gains and losses recognised since last annual report			(19)

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

BALANCE SHEET AS AT DECEMBER 31, 2002 AND 2001

		2001
		£m	2002
	Notes	(as restated)	£m

Fixed assets

Intangible assets	10	94	89

Negative goodwill	10	(6)	(6)

Tangible assets	11	390	358

		478	441

Current assets

Stocks	12	69	75

Debtors	13	96	96

Cash at bank and in hand		20	11

		185	182

Total assets		663	623

Creditors: amounts falling due within one year	14	(111)	(119)

Net current assets		74	63

Total assets less current liabilities		552	504

Creditors: amounts falling due after more than one year	15	(336)	(330)

Provisions for liabilities and charges	18	(48)	(32)

Net assets		168	142

Shareholder’s equity

Called up equity share capital	19	175	175

Profit and loss account		(21)	(45)

Total equity shareholder’s funds		154	130

Equity minority interests		14	12

Capital employed		168	142

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CASH FLOW STATEMENT

			Year ended	Year ended	Year ended
			December 31,	December 31,	December 31,
			2000	2001	2002
	Notes		(pound)'m	(pound)'m	(pound)'m

Cash inflow from operating	21	(a)	56	83	57

activities

Returns on investments and servicing of finance	21	(b)	(29)	(33)	(28)

Taxation			(1)	(3)	(4)

			26	47	25

Capital expenditure and financial investment	21	(c)	(28)	(26)	(28)

Acquisitions and disposals

Acquisition of ICI Acrylics	21	(d)	(9)	(1)	—

Other acquisitions	21	(d)	(20)	5	—

Proceeds from sale of businesses	21	(d)	1	—	—

Cash payments against provisions			(11)	—	—

Net cash (outflow)/inflow before use of liquid resources and financing			(41)	25	(3)

Financing	21	(e)	2	(23)	(5)

(Decrease)/ Increase in cash	21	(f)	(39)	2	(8)

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDER’S FUNDS

		Profit and loss
		account	Total
	Share capital	£'m	£'m
	£'m	as restated	as restated

Balance at December 31, 1999	175	(8)	167

Loss for the financial year	—	(12)	(12)

Balance at December 31, 2000	175	(20)	155

Loss for the financial year	—	(3)	(3)

Currency translation adjustment	—	2	2

Balance at December 31, 2001	175	(21)	154

Loss for the financial year	—	(3)	(3)

Currency translation adjustment	—	(21)	(21)

Balance at December 31, 2002	175	(45)	130

There are no significant statutory or contractual restrictions on the distribution of current year income of subsidiary undertakings. Undistributed profits are, in the main, employed in the business of these companies. The undistributed income of the businesses overseas may be liable to overseas taxes and/or United Kingdom taxation, after allowing for double taxation relief, if they were to be distributed as dividends.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are taken into account in the above reconciliation of movements in combined net investment and consolidated shareholders’ funds.

A prior year adjustment has been made to the 2000 and 2001 figures as a result of the adoption of FRS19 ‘deferred tax’. The amounts as previously stated before the prior year adjustment, are set out below:

		Profit and loss
	Share capital	account	Total
	£'m	£'m	£'m

Balance at December 31, 1999	175	(8)	167

Loss for the financial year	—	(14)	(14)

Balance at December 31, 2000	175	(22)	153

Loss for the financial year	—	(6)	(6)

Currency translation adjustment	—	2	2

Balance at December 31, 2001	175	(26)	149

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

The consolidated financial statements included herein do not comprise the Company’s statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended December 31, 2002 have not yet been delivered to the Registrar of the Companies for England and Wales.

1 Accounting Policies

The financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards in the United Kingdom.

Accounting policies conform with UK Generally Accepted Accounting Principles (“UK GAAP”). The principal accounting policies, which have been applied consistently with the exception of deferred taxation, are set out below.

Changes to accounting policies

The Company has adopted FRS19 “Deferred Tax” in these financial statements. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly. The impact of this change in accounting policy is to reduce the provision for deferred tax at December 31, 2000 by approximately £2 million and as at December 31, 2001 by a further £3 million, due to the recognition of certain losses within the United States that are anticipated to be recoverable.

Basis of consolidation
The consolidated financial statements comprise the financial statements of Lucite International Group Holdings Limited and its majority owned subsidiaries. All inter-company transactions are eliminated, as are any inter-company profits included in a subsidiary company’s profit and loss account, which were not realised at the balance sheet date.

Acquisitions are accounted for using the purchase method of accounting. The purchase consideration of an investment is allocated to the assets and liabilities acquired on the basis of fair value at the date of acquisition.

Where the Company does not own a majority shareholding in an entity but has a participating interest in that entity’s equity, the equity method of accounting has been used. Investments in joint ventures are accounted for under the gross equity method.

Turnover
Turnover represents the invoiced value of goods sold to third parties net of sales discounts and value added taxes. Turnover excludes sales between entities within the group. Revenue is recognised at the point at which title passes and prices are determinable.

The pricing for products sold is determined by prevailing market prices (market contracts and arrangements) or is linked by a formula to published raw material prices.

Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Goodwill arises where the fair value of the consideration given for a business exceeds such net assets. Goodwill arising on acquisition is capitalised as an intangible asset and is amortised through the profit and loss account over a period of 20 years unless it is considered that it has a materially different useful economic life.

Negative goodwill arising in acquisitions is included within fixed assets and released to the profit and loss in the period in which the fair values of the non monetary assets purchased on the same acquisition are recovered, whether through depreciation or sale.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

Tangible fixed assets
Fixed assets are stated at cost less accumulated depreciation. The book value of each tangible fixed asset is written off to its residual value over its estimated remaining useful economic life. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Estimated useful economic lives of tangible fixed assets are as follows:

Buildings	20-30 years

Plant and equipment

- plant and machinery	10-20 years

- computer hardware and software	3-4 years

Some manufacturing facilities need to be partially or completely overhauled approximately every two to three years. At the time of the overhaul, the Company assesses the overhaul’s impact on the manufacturing facility considering such factors as the facility’s estimated useful life, capacity and efficiency. Only costs for major overhauls, which enhance capacity and efficiency of facilities and/or extend their useful life are capitalised and amortised over the estimated period until the next major overhaul. Normal maintenance and repairs of all other plant and equipment are expensed as incurred.

Previously the cost of the overhauls on the US plants were charged in the year of shutdown as the two main plants were overhauled every other year with the resulting charge approximating to the amortisation charge had they been capitalised. As the time between overhauls for these plants has been successfully extended from a two-year frequency to a three-year frequency the overhaul costs will be capitalised in line with the group’s accounting policy. The effect of the change has resulted in an increase in operating profit of £2 million for the current year.

Leased assets
Where assets are financed by leasing agreements that give rights approximating to ownership, (‘finance leases’) the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable during the lease term. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account.

Lease payments are analysed between capital and interest components so that the interest element of the payment is charged to the profit and loss account over the period of the lease and represents a constant of the balance of capital repayments outstanding.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight-line basis over the term of the lease.

Reverse premiums and similar incentives to enter into operating lease agreements are initially recorded as deferred income and released to the profit and loss account over the period to the date on which the rent is first expected to be adjusted to the prevailing market rate.

Pension costs
The pension costs relating to the UK retirement plan are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits under the plan, which should be a level percentage of current and expected future earnings of the employees covered under the plan. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plan. Non-UK subsidiaries recognise the expected cost of providing pensions on a systematic basis over the average remaining service lives of employees in accordance with the advice of independent qualified actuaries.

Research and development
Research and development expenditure is charged to the profit and loss account in the year in which it is incurred.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

Stocks
Stocks are stated at the lower of cost and net realisable value. The first in, first out or an average method of valuation is used. In determining cost for stock valuation purposes, a proportion of labour and overhead expense that relates to production has been absorbed.

Foreign currencies
Profit and loss accounts of subsidiary undertakings, which are denominated in foreign currencies, are translated into Sterling at average exchange rates for the relevant accounting periods. Assets and liabilities are translated at exchange rates ruling at the balance sheet date. Exchange differences arising on the re-translation of the results and net investment in subsidiary undertakings are taken directly to reserves.

Exchange differences on relevant foreign currency loans which are taken out as a currency hedge against investments in foreign subsidiaries are recorded in reserves in the consolidated balance sheet to the extent that they are matched by exchange differences arising on translation of foreign currency net investment.

Exchange differences on all other transactions are included in the determination of profit or loss for the year.

Environmental liabilities
The Company is exposed to environmental liabilities relating to its past operations principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Taxation
The charge for taxation is based on the loss for the year and takes into account deferred taxation because of timing differences between the treatment of certain items for taxation and for accounting purposes.

With effect from January 1, 2002 the group changed its accounting policy on deferred tax in line with FRS19 “Deferred Tax”. FRS19 introduces a form of full provision for accounting for deferred tax called the incremental liability approach, which replaces the partial provision approach previously followed under SSAP15.

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable surpluses from which the future reversal of the underlying timing differences can be deducted. Deferred tax balances are not discounted.

Previously deferred tax was provided on timing differences to the extent that they were expected to reverse in the foreseeable future. The effect of this change in accounting policy is set out in note 18 to the accounts and prior year comparatives have been changed accordingly.

Fair value of financial instruments
The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognised at historical cost amounts.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

•	Cash and cash equivalents, trade debtors, certain other current assets, short-term borrowings, and current maturities of long-term debt: The amounts reported in the consolidated balance sheets approximate to fair value.

•	Loans: The amounts reported in the consolidated balance sheets for loans approximate to fair value, since such debt was primarily variable rate debt.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

Derivative financial instruments
The Company has entered into interest rate caps to hedge its variable rate debt. The Company does not hold or issue derivative financial instruments for trading purposes. The interest rate swap and cap agreements are designated as hedges, and effectiveness is determined by matching the principle balance and terms with that specific obligation. Amounts due to or from interest rate swap counterparties are recorded in interest rate expense in the period in which they accrue. The premiums paid to purchase interest rate caps are included in net debt and amortised to interest expense over the shorter of the original term of the agreements or the life of the financial instruments to which they are matched.

Provisions
Estimated costs to be incurred in connection with restructuring measures are provided for when the Company has a constructive obligation, which is generally the announcement date. The announcement date is the date at which the plan is announced officially to employees with sufficient detailed information to enable the employees to estimate the redundancy indemnities to which they are entitled.

Borrowings
Borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs, together with finance charges are charged to the profit and loss account over the term of the borrowings and represent a constant proportion of the balance of capital repayments outstanding. Unamortised issue costs are deducted from the carrying value of related borrowings.

2 Business description

Lucite International Group Holdings Limited is a wholly owned subsidiary of Lucite International Limited. Lucite International Limited does not trade and has no investments other than Lucite International Group Holdings Limited. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Development Capital Limited. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. These subsidiary companies are listed in Note 28 to these financial statements. Lucite International Group Holdings Limited and subsidiary companies (together referred to as “Lucite” or “the Company”) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

3 Segmental reporting

Class of business
The Company’s business comprises the production and distribution of Upstream products, being methyl methacrylate monomers and speciality methacrylates (methacrylic acid and higher monomers) and Downstream products, being acrylic sheet, speciality polymers, resins and composites. Turnover, operating profit, depreciation, total assets less current liabilities and capital expenditure attributable to each different class of business are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Turnover

Upstream	351	374	402

Downstream	291	298	274

	642	672	676

Inter-class eliminations	(82)	(95)	(94)

	560	577	582

Operating profit

Upstream	6	16	12

Downstream	24	6	15

	30	22	27

Exceptional operating expenses	(14)	(4)	—

Operating profit	16	18	27

Depreciation

Upstream	25	22	31

Downstream	9	12	9

	34	34	40

Amortisation

Upstream	3	3	3

Downstream	2	2	2

	5	5	5

The upstream business sells to third parties and within the group. The intra-group transactions are eliminated within the inter-class eliminations shown above.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

	2001	2002
	£'m	£'m
	as restated
Total assets less current liabilities

Upstream	360	336

Downstream	167	162

Net operating assets	527	498

Assets and liabilities that are not attributable to types of business:

- cash at bank and in hand	20	11

- Deferred taxation asset	18	12

- bank and other borrowings (note 14 )	(13)	(17)

	552	504

Capital expenditure

Upstream	16	20

Downstream	10	8

	26	28

Geographical analysis
The Company’s products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world. Sales between group companies are recorded at management’s estimate of external market prices. Turnover according to geographical location of the operating unit and the geographical location of the customer together with an analysis of the net book amount of tangible fixed assets according to the geographical location of these assets, are presented on the following page.

The Directors of the Company are of the opinion that disclosure of profitability and trading assets by geographical location would be seriously prejudicial to the interests of the Company. Accordingly, they have elected to exercise the exemption from such disclosure permitted by Statement of Standard Accounting Practice No 25, “Segmental Reporting”.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Turnover by geographical location of operating unit

Europe

External	196	203	181

Intra-group	10	15	13

	206	218	197

Americas

External	305	294	289

Intra-group	18	10	15

	323	304	304

Asia

External	51	68	99

Intra-group	—	—	—

	51	68	99

Rest of world

External	8	12	13

Intra-group	—	—	—

	8	12	13

	588	602	610

Intra-group eliminations	(28)	(25)	(28)

	560	577	582

Included in turnover for Asia are the sales recorded by Kaohsiung Monomer Company Limited (“KMC”). Due to delayed completion of the sale of KMC from ICI, for the year ended December 31, 2000 the Company has accounted for KMC as a joint venture. Since September 1, 2001 following the purchase from ICI of the remaining shares in the majority shareholder the results of KMC have been fully consolidated

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Turnover by geographical location of customer

Europe	175	181	163

Americas	300	286	279

Asia	62	83	110

Rest of world	23	27	30

	560	577	582

	2001	2002
	£'m	£'m

Tangible fixed assets by geographical location of operating unit

Europe	157	157

Americas	201	174

Asia	30	24

Rest of world	2	3

	390	358

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

4 Cost of sales, gross profit, distribution costs and administrative expenses

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Group turnover	560	577	582

Cost of sales	(433)	(458)	(457)

Gross profit	127	119	125

Distribution costs	43	43	45

Administrative expenses before exceptional expenses, amortisation of goodwill and research and development costs	40	40	38

- exceptional operating expenses (note 5)	14	4	—

- amortisation of goodwill and other intangible fixed assets (note 10)	5	5	5

Research and development costs	9	9	10

Total administrative expenses	68	58	53

Total operating expenses	544	559	555

Group operating profit	16	18	27

5 Exceptional operating expenses

For the year ended December 31, 2000
Exceptional operating expenses relate to integration and set-up expenses associated with the separation from ICI of £2 million. This was all paid in the period. A further £10 million was assessed in March 2000 in respect of the restructuring cost incurred to terminate and relocate 110 employees primarily in the European and US operations.

£2 million of additional restructuring charges were made involving the implementation of headcount and cost reduction program.

For the year ended December 31, 2001
£4 million has been charged representing a program to reduce fixed costs in the UK manufacturing area reducing headcount by 54 in the period 2001 to 2003. The reductions are fully defined and announced and approximately half of the provision has now been paid. This initiative is part of a long term manufacturing productivity plan.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

6 Loss on ordinary activities before taxation

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Loss on ordinary activities before taxation is stated after charging:

Depreciation of tangible fixed assets:

- owned assets	31	31	37

- capitalised plant shut-down costs	3	3	3

Amortisation of goodwill	5	5	5

Hire of machinery and equipment	1	1	1

7 Staff costs

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Staff costs

Salaries	55	57	61

Social security costs	5	5	5

Pension and post retirement benefit costs	7	7	7

Other employment costs	2	3	3

	69	72	76

Severance costs charged in arriving at profit before taxation	12	4	—

Employee costs charged in arriving at profit before taxation	81	76	76

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

Employee numbers
Average number of people employed by class of business and geographical location of operating unit.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	Number	Number	Number

Upstream	636	620	680

Downstream	1,271	1,367	1,320

	1,907	1,987	2,000

Europe	865	854	828

Americas	568	548	531

Asia	354	378	454

Rest of World	120	207	187

	1,907	1,987	2,000

	December 31,	December 31,	December 31,
	2000	2001	2002
	Number	Number	Number

Number of employees at period end	2,010	2,006	1,993

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

8 Net interest payable

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Interest payable on Senior Credit Facilities	19	17	12

Interest payable on Bridge Loan	5	—	—

Interest payable in Senior notes	8	13	13

Interest payable on other external bank loans and overdrafts	—	1	—

Covenant waiver fees	—	—	1

Arrangement fee on £40m debt facility	—	—	1

Amortisation of issue costs on Senior Credit Facilities and Bridge Loan	4	1	1

Foreign exchange loss arising on external debt	5	—	1

	41	32	29

Interest receivable and similar income	(1)	(1)	—

Foreign exchange gain arising on external debt	—	(3)	—

Net interest payable	40	28	29

9 Taxation on loss on ordinary activities

	Year ended	Year ended	Year ended
	December 31, 2000	December 31, 2001	December 31, 2002
	£'m	£'m	£'m
	as restated	as restated

United Kingdom taxation

Corporation tax at prevailing rates	—	—	—

Transfer from deferred taxation	(5)	(4)	(11)

	(5)	(4)	(11)

Overseas taxation

Overseas taxes	—	1	4

Joint ventures	1	1	—

Total current tax	1	2	4

Deferred taxation	(6)	(4)	5

	(5)	(2)	9

	(10)	(6)	(2)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

Factors effecting tax charge for the year

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m
		as restated

Loss on ordinary activities before tax	(22)	(8)	(2)

Standard rate of corporation tax in the UK	30%	30%	30%

Loss on ordinary activities multiplied by the standard rate of corporation tax in the UK	(7)	(2)	(1)

Effects of:

Expenses not deductible for tax purposes	(12)	(4)	(11)

Local taxes	1	1	1

Capital allowances in excess of depreciation	(16)	2	3

Other deferred tax in the year	2	(4)	2

Tax losses created not utilised	33	10	10

Adjustments in respect of prior periods		(1)	—

Current tax charge for the year	1	2	4

Factors that may effect future tax charges
The group has approximately £147 million of losses available to carry forward to future years. On the basis of all available evidence the group feel that it will utilise approximately £69 million against future profits in the United States. A deferred tax asset has therefore been provided in respect of this amount. No deferred tax has been provided in respect of the excess losses as on the basis of all available information there is not sufficient certainty that a sustainable tax liability will exist in future accounting periods.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

10 Intangible assets

	Other		Negative
	intangibles	Goodwill	goodwill	Total
	£'m	£'m	£'m	£'m

Cost

At December 31, 2000	—	105	—	105

Additions	1	—	(6)	(5)

At December 31, 2001	1	105	(6)	100

Additions	—	—	—	—

At December 31, 2002	1	105	(6)	100

Accumulated amortisation

At December 31, 2000	—	7	—	7

Charge for year	—	5	—	5

At December 31, 2001	—	12	—	12

Charge for year	—	5	—	5

At December 31, 2002	—	17	—	17

Net book amounts at

December 31, 2000	—	98	—	98

December 31, 2001	1	93	(6)	88

December 31, 2002	1	88	(6)	83

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

11 Tangible fixed assets

			Payments on
			account and assets
	Land and	Plant and	in the course of
	buildings	equipment	construction	Total
	£'m	£'m	£'m	£'m

Cost

At December 31, 2000	43	605	27	675

Capital expenditure	—	—	25	25

Acquisitions	1	77	2	80

Transfers of assets into use	—	11	(11)	—

Exchange adjustments	(1)	4	—	3

Disposals	1	(1)	—	—

At December 31, 2001	44	696	43	783

Capital expenditure	—	—	22	22

Overhaul costs capitalised	—	—	6	6

Transfers of assets into use	—	22	(22)	—

Exchange adjustments	(2)	(26)	(1)	(29)

Disposals	—	(5)	—	(5)

At December 31, 2002	42	687	48	777

Accumulated depreciation

At December 31, 2000	12	289	—	301

Acquisitions	—	59	—	59

Charge for year	1	33	—	34

Disposals		(1)	—	(1)

At December 31, 2001	13	380	—	393

Charge for year	1	39	—	40

Exchange movement	—	(9)	—	(9)

Disposals	—	(5)	—	(5)

At December 31, 2002	14	405	—	419

Net book amounts at

December 31, 2000	31	316	27	374

December 31, 2001	31	316	43	390

December 31, 2002	28	282	48	358

Included in land and buildings is £8 million (2001: £8 million) in respect of the cost of land which is not subject to depreciation.

The net book value of tangible fixed assets includes capitalised finance leases of £4 million (2001: £5 million) comprising cost of £6 million (2001: £6 million) less accumulated depreciation of £2 million (2001: £1 million). The depreciation charge for the year in respect of capitalised finance leases was £0.4 million (2001: £0.4 million).

	2001	2002
	£'m	£'m

Analysis of net book amount of land and buildings

Freehold	26	24

Long leasehold (over 50 years unexpired)	5	4

	31	28

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

12 Stocks

	2001	2002
	£'m	£'m

Raw materials and consumables	23	26

Finished goods and goods for resale	46	49

	69	75

13 Debtors

	2001	2002
	£'m	£'m
	as restated

Trade debtors	82	84

less amounts set aside for doubtful accounts	(9)	(7)

	73	77

Other prepayments and accrued income	1	2

Other debtors	4	5

Deferred taxation asset	18	12

	96	96

The deferred tax asset is due in more than one year.

14 Creditors – Amounts falling due within one year

	2001	2002
	£'m	£'m

Bank and other borrowings (note 16)	13	17

Trade creditors	63	58

Finance leases (note 17)	1	—

Other creditors	21	23

Accruals	13	21

	111	119

15 Creditors – Amounts falling due after more than one year

	2001	2002
	£'m	£'m

Bank and other borrowings (note 16)	331	326

Finance leases (note 17)	4	4

Other creditors	1	—

	336	330

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

16 Bank and other borrowings

	2001	2002
	£'m	£'m

Senior Credit Facilities:

Term Loan A	84	69

Term Loan B	72	69

Term Loan C	57	50

Revolving Credit Facility	18	32

Senior Notes	122	130

Unamortised issue costs	(9)	(7)

	344	343

Senior Credit Facilities
On October 3, 1999, the Company entered into a Bank Credit Agreement with Deutsche Bank AG London Branch and Merrill Lynch Capital Corporation related to Senior Credit Facilities. These facilities consisted of (i) a seven-year $85 million revolving credit facility (the “Revolving Credit Facility”), and (ii) a seven-year £95 million aggregate principal amount Term Loan A, an eight-year £70 million aggregate principal amount Term Loan B and a nine-year £50 million aggregate principal amount Term Loan C (the “Term Loan A”, the “Term Loan B” and the “Term Loan C” are referred to collectively as the “Senior Term Loans”). The Term Loan A and the Term Loan B were drawn down in a combination of Euros and US Dollars. The Term Loan C was drawn down in US Dollars. The balances outstanding at December 31, 2001 have been retranslated into pounds sterling at exchange rates prevailing at that date. The Revolving Credit Facility is available to be drawn down in US Dollars and other Optional Currencies, by way of Revolving Advances, issue of Letters of Credit or Bank Guarantees. At December 31, 2002, the unused proportion of this facility was $34 million (2001: $59 million).

The Senior Credit Facilities bear interest at a rate equal to the aggregate of the cost of LIBOR funds for one, two, three or six months as the Company may elect, plus costs to the Lender of compliance with all reserve assets, liquidity or cash margin or other like requirements of the Bank of England, the Financial Services Authority, the European Central Bank or in relation to Regulation D in the United States of America as specified in the Bank Credit Agreement, plus a margin. This margin for the Revolving Credit Facility and the Term Loan A ranges from 1.25% to 2% per annum, determined by the Company’s most recent financial ratios and is fixed at 2.5% and 3% for the Term Loan B and the Term Loan C, respectively.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

The Term Loan A is repayable in six-monthly installments commencing June 30, 2000. Repayment amounts are calculated with reference to a percentage of the total loan balance, the percentages being specified in the Bank Credit Agreement. The repayment profile is as follows:

%

June 30, 2000	1.05

December 31, 2000	2.64

June 30, 2001	2.64

December 31, 2001	5.27

June 30, 2002	5.27

December 31, 2002	8.42

June 30, 2003	8.42

December 31, 2003	9.47

June 30, 2004	9.47

December 31, 2004	9.47

June 30, 2005	9.47

December 31, 2005	9.47

June 30, 2006	9.47

September 30, 2006	9.47

100.00

Installments due in 2000, 2001 and 2002 were paid on the due dates. For the year ended December 31, 2001 under the terms of the senior credit facility we had generated excess cash of which 50% was due back to the senior credit providers as a prepayment on the senior debt. This prepayment amounted to £6 million and was split across all tranches of senior debt.

The Term Loan B and the Term Loan C are repayable by way of two equal installments commencing June 30, 2007 and June 30, 2008 respectively. Any balance outstanding on the Revolving Credit Facility is repayable in full on the last day of each interest period over which any of the facility is drawn down and may be rolled forward until 2006.

The obligations of the Company under the Senior Credit Facilities are secured by a first-priority interest in substantially all of the assets of the Company and its subsidiary undertakings.

The Senior Credit Facilities contain restrictive covenants that, among other things and under certain conditions, restrict the Company’s indebtedness, liens, leasing arrangements, transactions with affiliates, asset sales, capital expenditures, acquisitions, investments, dividend and other restricted payments. Additionally, these covenants require that certain financial ratios be maintained. The Senior Credit Facilities are secured on the assets of the group’s major operating subsidiaries and by guarantee from Lucite International Holdings Limited, Lucite International Investment Limited and a number of other subsidiaries.

The debt issuance costs for the Senior Term Loans were approximately £5.5 million and are being amortised to the profit and loss account over the terms of the Senior Term Loans.

10.25% senior notes

The 10.25% Senior Notes mature in full on 15 May 2010. The Senior Notes are denominated in Euros and amount to €200 million. The Senior Notes are guaranteed by Lucite International Investment Limited and Lucite International Holdings Limited on a subordinated basis.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

Maturity analysis of bank and other borrowings
The maturity analysis of the Company’s bank and other borrowings is as follows:

	2001	2002
	£'m	£'m

Within 1 year or on demand	13	17

Between 1 and 2 years	17	18

Between 2 and 5 years	72	135

Over 5 years	251	180

	353	350

Unamortised issue costs	(9)	(7)

	344	343

17 Finance leases

	2001	2002
	£'m	£'m

Obligations under finance leases comprise:

Rentals due after more than 1 year:

- from 1 to 2 years	1	—

- from 2 to 3 years	1	1

- from 3 to 4 years	1	—

- from 4 to 5 years	1	1

- after 5 years from the balance sheet date	5	5

	9	7

Less: amounts representing interest relating to future periods	(4)	(3)

Present value of net minimum lease payments	5	4

Less current lease obligations	(1)	—

Non current obligations	4	4

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

18 Provisions for liabilities and charges

		Deferred	Unfunded	Employee
	Restructuring	taxation	pensions	benefits	Total
	£'m	£'m	£'m	£'m	£'m
		as restated			as restated

At December 31, 2000	5	9	12	8	34

Charged to the profit and loss account in the period	4	7	3	1	15

Acquisition of KMC	—	—	3	—	3

Exchange / other	2	—	—	—	2

Utilised in the year	(4)	—	(1)	(1)	(6)

At December 31, 2001	7	16	17	8	48

Charged to the profit and loss account in the period	—	(11)	2	1	(8)

Exchange / other	(1)	—	(2)	(1)	(4)

Utilised in the year	(3)	—	—	(1)	(4)

At December 31, 2002	3	5	17	7	32

No provision has been released or applied for any purpose other than that for which it was established.

Restructuring
During the period January 1, 2000 to December 31, 2000 the Company introduced restructuring programs with primary emphasis on European administration and selling costs. A charge of £10 million was made in March 2000 coincident with the announcement of these initiatives and involving 110 personnel reductions. Additional initiatives amounting to £2 million were also implemented during the period to December 31, 2000 to restructure costs globally and a £2 million charge for corporate separation and set up costs was recognized.

In the year ended December 31, 2001 a further £4 million redundancy costs were charged in respect of the long term manufacturing productivity plan.

Deferred taxation
There has been a prior year adjustment to restate the deferred taxation provision as at December 31, 2000 and December 31, 2001 as a result of the adoption of FRS19 ‘Deferred tax’. The result of the restatement was to recategorise the deferred taxation balance into a deferred taxation provision and a deferred taxation asset, the asset is shown within debtors on the balance sheet and can be seen in note 13 to the financial statements. The effect of the change in accounting policy on the current and prior periods in respect of deferred taxation on the adoption of FRS19 is as follows:

	Loss for the financial year

	2000	2001	2002
	£'m	£'m	£'m

(Loss)/profit prior to adoption of FRS19	(14)	(6)	3

Effect of the adoption of FRS19:

Increase/(decrease) in deferred taxation credit	2	3	(6)

As reported after adoption of FRS19	(12)	(3)	(3)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

	Net assets

	2001	2002
	£'m	£'m

(Loss)/profit prior to adoption of FRS19	163	143

Effect of the adoption of FRS19:

Increase/(decrease) in deferred taxation asset	5	(1)

As reported after adoption of FRS19	168	142

The amounts of deferred taxation accounted for as at the balance sheet date and the potential amounts of deferred taxation are disclosed below:

	2001	2002
	£'m	£'m
	as restated

Accounted for at the balance sheet date

Timing differences on capital allowances and depreciation	39	35

Miscellaneous timing differences	(12)	(16)

Tax losses	(29)	(26)

	(2)	(7)

Not accounted for at the balance sheet date

Timing differences on capital allowances and depreciation	—	—

Tax losses	(11)	(26)

	(11)	(26)

The movement of the deferred taxation balance is as follows:

	Net asset	Net liability	Total
	£'m	£'m	£'m
			as restated

At December 31, 2000	(14)	19	5

(Credit)/ charge to the profit and loss account in the period	(4)	(3)	(7)

At December 31, 2001	(18)	16	(2)

Charge/ (credit) to the profit and loss account in the period	5	(11)	(6)

Exchange movement	1	—	1

At December 31, 2002	(12)	5	(7)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

Unfunded pensions
This provision is for the benefit obligation of unfunded pension plans and the provision for the under-funding of funded pension schemes.

Employee benefits
The additional costs of funding post-retirement non-pension benefits (e.g. medical care above that provided by the State but required as part of Company Benefits Plans) have been provided. The provision relates primarily to USA-based employees.

19 Called up equity share capital

	Number	£'m

Authorised, allotted and fully paid At December 31, 2002 and at December 31, 2001

Ordinary shares of £1 each	175,029,700	175

The ordinary shares above were issued to Lucite International Limited on October 1, 1999.

20 Financial Instruments

Foreign exchange and interest rate disclosure
The Company holds and issues financial instruments in order to finance its operations and to manage interest and foreign currency risks arising from its operations. The Company’s major financial risks relate to movements in exchange rates and interest rates. The Company borrows in US Dollars, Euros and pounds sterling at variable rates and is subject to fluctuations in interest rates on its borrowings and surplus cash. The Company’s policy is to hedge on specific borrowings against future movements in interest rates, which is effected by using derivatives, such as interest rate swaps and caps where appropriate.

The US dollar denominated tranche B debt ($47.8m) and the US denominated tranche C debt ($79.8m) have been rolled over under existing credit agreements at the rate of 4.330% for the USD tranche B debt and 4.8663% for the USD tranche C debt, both rates are inclusive of lender margins. Both interest rates are fixed until the end of September 2003.

Short term debtors and creditors have been excluded from the following disclosures, other than the currency risk disclosures.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

Interest rate risk profile of financial liabilities
As at December 31, 2001 and 2002 the Company had the following interest rate profile for financial liabilities, after taking into account the interest rate swaps used to manage the interest profile:

	At December 31, 2001

	Floating rate	Fixed rate financial	December 31, 2001
	financial liabilities	liabilities	Total
	£'m	£'m	£'m

Currency

Sterling	—	—	—

Euro	59	160	219

US Dollars	77	57	134

	136	217	353

Unamortised issue costs	(4)	(5)	(9)

Bank and other borrowings (note 16)	132	212	344

	At December 31, 2002

	Floating rate	Fixed rate financial	December 31, 2002
	financial liabilities	liabilities	Total
	£'m	£'m	£'m

Currency

Sterling	13	—	13

Euro	94	130	224

US Dollars	33	80	113

	140	210	350

Unamortised issue costs	(3)	(4)	(7)

Bank and other borrowings (note 16)	137	206	343

All the group’s creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

The US dollar denominated tranche B debt ($47.8m) and the US denominated tranche C debt ($79.8m) have been rolled over under existing credit agreements at the rate of 4.330% for the USD tranche B debt and 4.8663% for the USD tranche C debt, both rates are inclusive of lender margins. Both interest rates are fixed until the end of September 2003 and accordingly these loans are shown as fixed rate financial liabilities above.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

	At December 31, 2001
	Fixed rate financial liabilities

		Weighted average period
	Weighted average interest rate	for which rate is fixed
Currency	%	Years

Sterling	—	—

US dollars	5.15	0.8

Euro	9.19	6.6

At December, 31 2001	8.13	5.1

	At December 31, 2002
	Fixed rate financial liabilities

		Weighted average period
	Weighted average interest rate	for which rate is fixed
Currency	%	Years

Sterling	—	—

US dollars	4.65	0.8

Euro	10.25	7.3

At December, 31 2002	8.14	4.8

Floating rate financial liabilities bear interest at rates, based on relevant national LIBOR equivalents, which are fixed in advance for periods of between one month and six months.

Interest rate risk of financial assets

	2001	2002
	Cash at bank and in hand	Cash at bank and in hand
Currency	£m	£m

Sterling	3	—

US Dollars	4	(5)

Euro	4	6

Other currencies	9	10

At December, 31	20	11

Floating rate	20	3

Fixed rate	—	8

At December, 31	20	11

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

Maturity of financial liabilities
The maturity profile of the financial liabilities of the company, other than short term operating creditors and accruals at December 31, 2001 and 2002 were:

	December 31, 2001

			Other
		Finance	financial
	Debt	leases	liabilities	Total
	£m	£m	£m	£m

In one year or less or on demand	13	1	—	14

In more than one year but not more than two years	17	1	—	18

In more than two years but not more than five years	72	2	—	74

In more than five years	251	5	—	256

	353	9	—	362

Less:amounts representing interest relating to future periods	—	(4)	—	(4)

Unamortised issue costs	(9)	—	—	(9)

	344	5	—	349

	December 31, 2002

			Other
			financial
	Debt	Finance leases	liabilities	Total
	£m	£m	£m	£m

In one year or less or on demand	17	—	—	17

In more than one year but not more than two years	18	—	—	18

In more than two years but not more than five years	135	2	—	137

In more than five years	180	5	—	185

	350	7	—	357

Less:amounts representing interest relating to future periods	—	(3)	—	(3)

Unamortised issue costs	(7)	—	—	(7)

	343	4	—	347

Borrowing facilities

The group has the following undrawn committed borrowing facilities available at December 31, 2002 in respect of which all conditions had been met at that date:

	Floating rate	Fixed rate	December 31, 2002	December 31, 2001
	£'m	£'m	£'m	£'m

Expiring within one year	—	—	—	—

Expiring between 1 and 2 years	—	—	—	—

Expiring after more than 2 years	21	—	21	37

	21	—	61	37

In addition to the above our parent company Lucite International Limited has a £40 million unsecured subordinated deep discounted bond facility with Charterhouse. The fees associated with raising this facility were £0.8 million, which have been charged to the profit and loss account in the year as they are payable by the group. The facility is available until March 2004 and was fully undrawn at December 31, 2002 the proceeds from any drawn amounts on this facility will be invested into our equity capital. At March 31, 2004 any drawn amounts may be converted to equity in Lucite International Limited on terms to be agreed with Charterhouse.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

Fair values of financial assets and financial liabilities Set out below is a comparison, by category, of book values (before debt issue costs) and fair values of all the Company’s financial liabilities as at December 31, 2002.

	December 31, 2002		December 31, 2001

	Book value	Fair value	Book value	Fair value
	£'m	£'m	£'m	£'m

Primary financial instruments held or issued to finance the Group’s operations:

Short-term borrowings and current portion of long-term borrowings	17	17	13	13

Long-term borrowings	333	332	340	331

The fair value of fixed rate debt instruments is determined by reference to market prices of those instruments.

Foreign currency exposures
The Company has significant operations in the US as well as other countries outside of the UK and consequently movements in pounds sterling exchange rates can significantly affect the balance sheet. In addition currency exposures can arise from sales and purchase transactions in foreign currencies. The Company’s policy is to use foreign currency loans to hedge foreign currency assets and liabilities.

The table below shows the extent to which group companies have monetary assets and liabilities in currencies other than their own local currency. Foreign exchange differences on re-translation of these assets are taken to the profit and loss account.

	Net foreign currency monetary assets/(liabilities) at December, 31 2001

				Other
	Sterling	US dollars	Euros	currencies	Total

Functional currency of operation:

Sterling	—	(134)	(213)	—	(347)

US dollars	—	—	—	3	3

Euro	—	1	—	—	1

Other currencies	—	5	—	—	5

Total	—	(128)	(213)	3	(338)

	Net foreign currency monetary assets/(liabilities) at December, 31 2002

				Other
	Sterling	US dollars	Euros	currencies	Total

Functional currency:

Sterling	—	(118)	(201)	—	(319)

US dollars	—	—	2	—	2

Euro	—	1	—	—	1

Other currencies	—	7	—	—	7

Total	—	(110)	(199)	—	(309)

Financial instruments held for trading purposes

The company does not trade in financial instruments.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

21 Notes to the cash flow statement

     (a)  Net cash inflow from operating activities

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Operating profit	16	18	27

Depreciation and amortisation of intangibles	39	39	45

Stocks (increase)/ decrease	(16)	8	(9)

Debtors (increase)/ decrease	(11)	21	(11)

Creditors increase/ (decrease)	11	(5)	6

Other movements	17	2	(1)

Cash inflow from operating activities	56	83	57

     (b)  Returns on investments and servicing of finance

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Interest received	2	1	—

Interest paid	(31)	(34)	(25)

Dividends paid by subsidiary undertakings to minority shareholders	—	—	(3)

	(29)	(33)	(28)

     (c)  Capital expenditure and financial investment

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Purchase of intangible fixed assets	—	(1)	—

Purchase of tangible fixed assets	(28)	(25)	(28)

	(28)	(26)	(28)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

(d)  Acquisitions and disposals

Acquisition of ICI Acrylics

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Consideration paid on acquisition	5	—	—

Cash acquired with predecessor business	—	—	—

Fees associated with acquisition of Acrylics	4	1	—

Business from ICI

Net cash outflow	9	1	—

Other Acquisitions

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Consideration paid on acquisition Of Bonar Polymers Ltd, UK	13	—	—

Acquisition of Acrylics division of AECI, South Africa	7	—	—

Acquisition of sundry intangible assets	1	—	—

Cash acquired with Bonar Polymers Limited, UK	(1)	—	—

Acquisition of remaining majority shareholding in Kaohsiung Monomer Company, Taiwan from ICI Plc	—	5	—

Cash acquired with Kaohsiung Monomer Company, Taiwan	—	(10)	—

	20	(5)	—

Disposals

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Cash inflow from disposal of Lucite International GmbH	1	—	—

	1	—	—

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

(e) Financing

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Movement in debt due within one year	(125)	(8)	(14)

Movement in debt due after one year	—	(15)	(6)

Equity issue costs paid	(3)	—	—

Issue of debt due after more than one year	145	—	15

Debt issue costs paid	(5)	—	—

Settlement of Exchange contract	(10)	—	—

Cash (outflow)/inflow from financing	2	(23)	(5)

(f) Analysis of net debt

		Debt due	Debt due
	Cash at bank	after one	within one	Finance
	and in hand	year	year	leases	Net debt
	£'m	£'m	£'m	£'m	£'m

At January 1, 2001	19	(362)	(7)	(5)	(355)

Cash flow	2	15	8	—	25

Other non-cash changes	—	12	(13)	—	(1)

Exchange movement	(1)	4	(1)	—	2

At December 31, 2001	20	(331)	(13)	(5)	(329)

Cash flow	(8)	(8)	13	—	(3)

Other non-cash changes	(1)	16	(17)	—	(2)

Exchange movement	—	(3)	—	1	(2)

At December 31, 2002	11	(326)	(17)	(4)	(336)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

(g)	Reconciliation of net cash flow to movement in net debt

	Year ended	Year ended	Year ended
	December 31, 2000	December 31, 2001	December 31, 2002
	£'m	£'m	£'m

(Decrease)/increase in cash in the year/period	(39)	2	(9)

Cash flows from movements in debt and lease financing	(15)	23	6

Exchange movement	(24)	2	(2)

Other non-cash changes	2	(1)	(2)

Movement in net debt	(76)	26	(7)

Opening net debt	(279)	(355)	(329)

Closing net debt	(355)	(329)	(336)

22 Pensions and other post retirement benefits

Lucite International Limited has established a number of pension schemes around the world covering many of its employees. The principal funds are the UK pension scheme, which is a funded defined benefit scheme, the US pension schemes, which are defined benefit schemes, the majority of which are funded, and the US post retirement medical benefit plan which is an unfunded defined benefit plan. There is also a much smaller fund within KMC the assets of which are held by the Central Trust of China.

The most recent actuarial valuations of the US pension schemes and the US post retirement medical benefit plan were at December 31, 2001, and the most recent actuarial valuation of the UK pension scheme was at October 31, 2000. The valuations were carried out using the projected unit method and were carried out by Cigna for the US schemes and Watson Wyatt for the UK scheme, both independent professionally qualified actuaries.

The main assumptions used for the valuation of the UK scheme at October 31, 2000 were a long-term investment return of 6.6% increases in salaries of 4%, dividend growth of 2.5% and increases in pensions of 2.5%. The market value of the UK scheme’s assets was £55 million and the actuarial value of those assets represented 100% of the benefits accrued to members after allowing for expected future increases in earnings.

The main assumptions used for the valuations of the US schemes were a long-term investment return of 9% increases in salaries of 4.5%, discount rate of 6.75% and increases in pensions of 2.5%. The market value of the US scheme’s assets was $45 million and the actuarial value of those assets represented 75% of the benefits accrued to members after allowing for expected future increases in earnings. The funding of the US plan is subject to the statutory funding requirements, these requirements will mean that the funding deficit is expected to reduce over time.

The main assumptions used for the valuation of the US post retirement medical benefit plan were long-term medical claim inflation rate starting at 8.5% for 2003 and reducing to 4.5% over the next eight years and a discount rate of 6.75%

The main assumptions used for the valuation of the KMC fund were long-term investment return of 5.0%, increases in salaries 3.5% and discount rate of 5.0%. There is no assumption required regarding increases to pension costs as all amounts are paid as lump sums.

The total pension and post retirement benefit costs for the period ended 31 December 2002 was £7 million (2001: £7 million). Provisions for unfunded pensions and employee benefits across the group at 31 December 2002 were £17 million (2001: £17 million) and £8 million (2001: £8 million) respectively (Note 18).

Pension costs relating to foreign schemes are charged in accordance with local best practice using different accounting policies. The US scheme is accounted for using applicable US accounting standards; the cost of obtaining valuations for the purpose of adjusting to the applicable UK accounting standard is considered to be out of proportion to the benefits gained.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

FRS 17 Retirement Benefits

The most recent actuarial valuations of the Company’s major retirement benefit schemes have been updated to December 31, 2002 to take account of the requirements of FRS 17. The actuarial valuations have been carried out using the projected unit method of valuation.

Financial assumptions to calculate the scheme liabilities under FRS 17 are:

	December 31, 2001

	UK pension fund	US Pension Plan	US Healthcare Plan	KMC pension fund
	% p.a.	% p.a.	% p.a.	% p.a.

Discount rate	5.80%	7.25%	7.25%	5.00%

Salary increases	3.90%	4.50%	—	3.50%

Pension increases	2.50%	3.00%	—	—

Social security increases	2.50%	3.00%	—	—

Ultimate health care trend rate	—	—	4.50%	—

Inflation rate	2.50%	3.00%	—	-0.01%

Percentage funding level	81%	70%	—	—

	December 31, 2002

	UK pension fund	US Pension Plan	US Healthcare Plan	KMC Pension fund
	% p.a.	% p.a.	% p.a.	% p.a.

Discount rate	5.60%	6.75%	6.75%	3.75%

Salary increases	3.75%	4.50%	—	2.50%

Pension increases	2.25%	3.00%	—	—

Social security increases	2.25%	3.00%	—	—

Ultimate health care trend rate	—	—	4.5%	—

Inflation rate	2.25%	3.00%	—	-0.18%

Percentage funding level	65%	48%	—	—

The assets in the schemes and the expected rate of return were:

	December 31, 2001

					US
					Healthcare
	UK Pension Fund		US Pension Plan		Plan	KMC pension fund
	Value at	Long-term	Value at	Long term	Value at	Value at	Long term
	December	rate of	December	rate of	December	December	rate of
	31, 2001.	return	31, 2001.	return	31, 2001.	31, 2001.	return
		expected.		expected			expected
	£'m	% p.a.	£'m	% p.a.	£'m	£'m	% p.a.

Bonds	8	5.00%	15	7.25%	—	—	—

Equities	41	7.30%	21	8.75%	—	—	—

Others	3	5.00%	2	4.50%	—	1	5.00%

Total market value of assets	52		38		—	1

Present value of scheme liabilities	(64)		(54)		(9)	(4)

Deficit in the scheme	(12)		(16)		(9)	(3)

Net pension liability	(12)		(16)		(9)	(3)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

	December 31, 2002

					US
					Healthcare
	UK Pension Fund		US Pension Plan		Plan	KMC pension fund
	Value at	Long-term	Value at	Long term	Value at	Value at	Long term
	December	rate of	December	rate of	December	December	rate of
	31, 2002.	return	31, 2002.	return	31, 2002.	31, 2002.	return
		expected.		expected			expected
	£'m	% p.a.	£'m	% p.a.	£'m	£'m	% p.a.

Bonds	9	5.00%	11	7.50%	—	—	—

Equities	36	8.00%	14	9.00%	—	—	—

Others	2	5.00%	3	9.00%	—	1	3.75%

Total market value of	47		28		—	1

assets Present value of scheme liabilities	(72)		(58)		(10)	(4)

Deficit in the scheme	(25)		(30)		(10)	(3)

Net pension liability	(25)		(30)		(10)	(3)

Deferred tax assets in relation to pension liabilities have not been recognised as they would not be recoverable in the foreseeable future.

If the above amounts had been recognised in the financial statements, the group’s net assets and profit and loss reserve at December 31, 2001 and December 31, 2002 would be as follows:

Net assets

	2001	2002
	£' million	£' million
	As restated

Net assets	168	142

Pensions provisions in respect of material funded schemes	24	24

Net assets excluding material pension provisions	192	166

Pension liability	(40)	(68)

Net assets including net pension liability under FRS17	152	98

Reserves

	2001	2002
	£' million	£' million
	as restated

Profit and loss reserve	(21)	(45)

Pensions provisions in respect of material funded schemes	24	24

Profit and loss reserve excluding material pension provisions	3	(21)

Pension liability	(40)	(68)

Profit and loss reserve including net pension liability under FRS17	(37)	(89)

Net assets and reserves have been restated by £5 million for the year ended December 31, 2001 as a result of a change in accounting policy arising on the adoption of FRS19 “Deferred Tax”. The year ended December 31, 2001 has been restated to include the KMC pension fund as a material funded scheme.

Analysis of the amount which would be charged to operating profit

Year ended
December 31, 2002
£'m

Current service cost	6
Past service cost	—

Total operating charge	6

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

Analysis of the amount which would be credited to other finance income

Year ended
December 31, 2002
£'m

Expected return on pension scheme assets	7

Interest on pension scheme liabilities	(8)

Net return	(1)

Analysis of amount which would be recognised in statement of total recognised gains and losses (STRGL)

Year ended
December 31, 2002
£'m

Actual return less expected return on pension scheme assets	(20)

Experience gains and losses arising on scheme liabilities	(3)

Changes in assumptions underlying the present value of the scheme liabilities	(5)

Actuarial loss recognised in STRGL	(28)

Movement in deficit during the year

Year ended
December 31, 2002
£'m

Deficit in scheme at beginning of the year	(40)

Movement in the year;

Current service cost	(6)

Contributions	4

Past service costs	—

Other finance costs	(1)

Exchange gain	3

Actuarial loss	(28)

Deficit in scheme at end of the year	(68)

History of experience gains and losses

Year ended
December 31, 2002

Difference between the actual and expected return on scheme assets:

Amount (£ million)	(20)

Percentage of scheme assets	26%

Experience gains and losses on scheme liabilities:

Amount (£ million)	(3)

Percentage of present value of scheme liabilities	2%

Total amount recognised in statement of total recognised gains and losses:

Amount (£ million)	(28)

Percentage of present value of scheme liabilities	19%

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

23 Related party transactions

The following information is provided in accordance with Financial Reporting Standard No 8, “Related Party Transactions” (“FRS 8”).

(i)  Trading transactions with shareholders of the group

For the twelve months ended December 31, 2000: Lucite International purchased management services from Charterhouse Development Corporation and the directors of Ineos Capital in the amounts of £50,000 and £300,000 respectively plus related travel expenses.

Lucite International also purchased certain third party goods and services via Ineos PLC, a company controlled by the directors of Ineos Capital in the amount of £300,000. Such services included the rental expenses of our Southampton offices and sundry employee costs in respect of shared services.

For the twelve months ended December 31, 2001: Lucite International purchased management services from Charterhouse Development Corporation and the directors of Ineos Capital in the amounts of £50,000 and £300,000 respectively plus related travel expenses.

Lucite International also purchased certain third party goods and services via Ineos PLC, a company controlled by the directors of Ineos Capital in the amount of £53,000. Such services included the rental expenses of our Southampton offices and sundry employee costs in respect of shared services.

Lucite International also purchased certain third party goods and services from other Ineos associated companies controlled by the Directors of Ineos Capital, to the value of £11 million. We also sell some goods and services to other Ineos associated companies to the value of £2 million. These companies were acquired by Ineos Capital during 2001 and have been included as related party transactions from the date of each acquisition, prior to this date the transactions have been treated as non-related.

Amounts due to and from these companies at 31 December 2001 were approximately £nil.

For the twelve months ended December 31, 2002: Lucite International purchased management services from Charterhouse Development Corporation for the amount of £25,000 plus related travel expenses.

Lucite International also purchased certain third party goods and services from other Ineos associated companies controlled by the Directors of Ineos Capital, to the value of £13 million. We also sell some goods and services to other Ineos associated companies to the value of £2 million.

As at 31 December 2002, amounts payable to these companies totaled £2 million.

(ii)  Trading transactions with other entities within the Acrylics group

The Company has taken advantage of the exemption conferred by FRS 8 and has not disclosed transactions with wholly owned subsidiaries within the Acrylics group. During normal course of business the company transacted with Kaohsiung Monomer Company (“KMC” which was a joint venture until September 1, 2001 and is now a 60% owned subsidiary). Sales to and purchases from this company for the period where it was a joint venture were as follows:

	Year ended December 31,	Year ended December 31,
	2000	2001
	£'m	£'m

Profit and loss account	1

Sales of product	1	1

Purchases of product	6	7

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

24 Financial risk management

The Company’s exposure to credit risk is controlled by setting a policy for limiting credit exposure to counter parties, which is reviewed annually, and reviewing credit ratings and limiting individual aggregate credit exposures accordingly. The Company considers the possibility of material loss in the event of non-performance by a financial counter party to be unlikely.

25 Contingent liabilities and commitments

	2001	2002
	£'m	£'m

Commitments for capital expenditure not provided for:

Contracts placed for future expenditure	7	8

Expenditure authorised but not yet contracted	10	13

	17	21

The Company is involved in various legal proceedings arising out of the normal course of business. It is not believed that the outcome of these proceedings will have a material effect on the Company’s financial position.

The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require it to take action to correct the effects on the environment of prior disposal or release of chemical substances by the Company or other parties. The ultimate requirement for such actions, and their cost is inherently difficult to estimate. If necessary provisions are established in accordance with the Group’s accounting policy. No provisions for environmental obligations have been made at December 31, 2001 or 2002 and management believe that any cost of addressing currently identified environmental obligations will not have a material impact on the Company’s financial position or results of operations.

26 Subsequent events

On March 25, 2003, the Company received notification that the European Commission is investigating Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. Such investigation is a preliminary step and does not imply that the Company has engaged in any unlawful activities relating to anti-competitive practices. There is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defence and by the Commission’s procedures. Lucite International Limited is co-operating fully with the European Commission on these matters.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

27 Summary of significant differences between UK and US accounting principles

The financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net income and shareholder’s equity of the differences between UK GAAP and US GAAP.

(a)	Effect on the loss for the financial year of differences between UK GAAP and US GAAP

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2000	2001	2002
		£'m	£'m	£'m
	Notes	as restated	as restated

Loss for the financial year under UK GAAP		(12)	(3)	(3)

Adjustments to conform with US GAAP

Purchase accounting adjustments:

- depreciation of fixed assets	(ia)	7	6	6

- amortisation of other intangibles	(ib)	(15)	(14)	(13)

- amortisation of goodwill	(ic)	4	3	5

- provisions assumed	(id)	9	—	—

Pensions	(ii)	—	—	(2)

Capitalisation of interest less amortisation	(iii)	2	2	3

Capitalisation of loan arrangement fees less amortisation	(iv)	—	—	1

Foreign exchange (loss)/gain on debt	(v )	(7)	1	(13)

Deferred taxation

- arising on UK GAAP results	(vi)	6	3	15

- arising on other US GAAP adjustments	(vi)	(2)	1	2

Net loss under US GAAP		(8)	(1)	1

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

(b)	Effect on Consolidated shareholder’s funds of differences between UK GAAP and US GAAP

		2001	2002
	notes	£'m	£'m
		(as restated)

Consolidated shareholder’s funds under UK GAAP		154	130

Purchase accounting adjustments	(ia,b,c)	(18)	(20)

Exchange translation differences on goodwill and intangible assets	(ib)	12	2

Pensions	(ii)	7	(3)

Capitalisation of interest less amortisation	(iii)	4	7

Capitalisation of loan arrangement fees	(iv)	—	1

Deferred taxation	(vi)	11	28

Consolidated shareholder’s funds under US GAAP		170	145

The consolidated shareholder’s funds under UK GAAP have been restated by £5 million for the period ended December 31, 2001 as a result of a change in accounting policy arising on the adoption of FRS 19 “Deferred Tax”

The cumulative exchange differences posted to reserves as at December 31, 2002 was £7 million (2001: £12 million)

(c)	Notes to the income statement and net asset reconciliation

(i)	Purchase accounting adjustments

Under UK GAAP the purchase price of a business is assigned first to the separable tangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net tangible assets acquired is then allocated to identifiable intangible assets to the extent that their value can be measured reliably on initial recognition, the asset could be separately disposed of, and the asset is controlled through custody or legal rights; otherwise the values associated therewith should be included within the purchase price attributable to goodwill. Any remaining excess should then be recorded as acquisition goodwill and amortised over a period not to exceed 20 years unless such goodwill is regarded as having an indefinite useful life, whereupon it is not amortised. Additionally, under UK GAAP the recording of the net assets acquired and the acquisition goodwill may be done at the holding company level without any “push down” accounting being applied.

Differences exist between US GAAP and UK GAAP in the determination of acquisition price and valuation of assets and liabilities at the acquisition date. The adjustments referred to above for purchase accounting arise as a result of these differences, as described below.

(a) Depreciation of fixed assets

Under US GAAP the results of acquisition accounting must be allocated (i.e. pushed down) to the respective business units. As a result of this pushdown accounting, negative goodwill arises in a number of business units. Under US GAAP the negative goodwill should be deducted from the non-monetary fixed assets acquired as part of the acquisition. The effect of this treatment is to reduce the fair value under US GAAP of the tangible fixed assets acquired below the value recognised under UK GAAP. Accordingly, the annual depreciation charge related to those assets is lower under US GAAP than under UK GAAP.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

(b) Amortisation of other intangibles
Under US GAAP, an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations. Under UK GAAP the asset must be capable of being separately disposed of in order to be recognized as an intangible asset. Accordingly, the Company has recognized £109 million of intangible assets under US GAAP that have been included in goodwill for UK GAAP purposes. As such, the annual amortisation charge related to these intangible assets is higher under US GAAP than under UK GAAP. In addition, a number of these intangible assets have been pushed down to the business units to which they relate for US GAAP purposes. Many of these business units are based in the United States. These assets are retranslated at the prevailing exchange rate at each balance sheet date into the Company’s reporting currency, giving rise to translation differences. These translation differences have been included above in shareholders’ funds.

(c) Amortisation of goodwill
As a result of push down accounting, as well as differences in the recognition of intangible assets, the goodwill balance recognised under US GAAP is lower than that recognised under UK GAAP. For the years ended 2000 and 2001, this resulted in a lower goodwill amortisation charge under US GAAP. In 2002, the Company adopted FAS 142 and ceased amortisation of goodwill under US GAAP. As such, the adjustment for 2002 is the reversal of the goodwill amortisation recognised under UK GAAP for that year.

(d) Provisions assumed
Under US GAAP certain restructuring charges can be included in the determination of the fair value of the business acquired, while under UK GAAP costs of reorganising and integrating the business acquired should be dealt with as post acquisition costs and do not affect the fair values at the date of acquisition. Certain provisions related to severance and relocation costs have been included in purchase accounting for US GAAP and charged to post acquisition expense under UK GAAP.

(ii)	Accounting for pension costs

There are four significant differences between UK GAAP and US GAAP in accounting for pension costs:

(a)	SFAS No 87, “Employers’ Accounting for Pensions”; requires that pension plan assets are valued by reference to their fair or market related values, whereas UK GAAP permits an alternative measurement of assets, which, in the case of the UK retirement plan, is on the basis of the discounted present value of expected future income streams from the pension plan assets.

(b)	SFAS No 87; requires measurements of plan assets and obligations to be made as at the date of financial statements or a date no more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation.

(c)	SFAS No 87; mandates a particular actuarial method — the projected unit credit method — and requires that each significant assumption necessary to determine annual pension cost reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions, taken as a whole, should be compatible and lead to the actuary’s best estimate of the cost of providing the benefits promised.

(d)	Under SFAS No 87, a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service period of employees. Under UK GAAP, the policy is not to recognise pension credits in its financial statements unless a refund of, or reduction in, contributions is likely.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

The principal pension plans within the Company are the UK pension fund, the US pension plan and the US Healthcare plan. Provision has been made (Note 19) for the benefit obligation of a small number of unfunded pension plans and for the under-funding of funded pension schemes in other parts of the group. The disclosures required by SFAS No 132 “Employers’ Disclosures about Pensions and Other Retirement Benefits” in respect of the Company’s three principal pension plans are set out below:

The net pension cost, in accordance with SFAS No 87, for the Company’s principal pension plans is summarised as follows:

	For the year ended December 31, 2000

		US
	UK	Pension	US
	Pension Fund	Plan	Healthcare Plan	Total
	£'m	£'m	£'m	£'m

Components of pension/post retirement expense:

Service cost	4	2	—	6

Interest cost	2	3	1	6

Expected return on plan assets	(3)	(4)	—	(7)

Net periodic pension cost	3	1	1	5

	For the year ended December 31, 2001

		US
	UK	Pension	US
	Pension Fund	Plan	Healthcare Plan	Total
	£'m	£'m	£'m	£'m

Components of pension/post retirement expense:

Service cost	4	2	—	6

Interest cost	3	4	1	8

Expected return on plan assets	(4)	(4)	—	(8)

Net periodic pension cost	3	2	1	6

	For the year ended December 31, 2002

		US
	UK	Pension	US
	Pension Fund	Plan	Healthcare Plan	Total
	£'m	£'m	£'m	£'m

Components of pension/post retirement expense:

Service cost	4	2	—	6

Interest cost	4	4	1	9

Expected return on plan assets	(4)	(4)	—	(8)

Other: amortisation	1	—	—	1

Net periodic pension cost	5	2	1	8

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

The following table sets forth the funded status of the principal plans at December 31, 2001:

	At December 31, 2001

		US
	UK	Pension	US
	Pension Fund	Plan	Healthcare Plan	Total
	£'m	£'m	£'m	£'m

Fair value of plan assets	52	38	—	90

Accumulated post retirement benefit obligations (APBO)	—	—	(9)	(9)

Projected benefit obligation (PBO)	(64)	(51)	—	(115)

Funded status and accrued benefit cost	(12)	(13)	(9)	(34)

Unrecognised net actuarial (gain)/loss	19	2	2	23

Balance sheet prepaid/(accrued) pension costs	7	(11)	(7)	(11)

The following table sets forth the funded status of the principal plans at December 31, 2002:

	At December 31, 2002

		US
	UK	Pension	US
	Pension Fund	Plan	Healthcare Plan	Total
	£'m	£'m	£'m	£'m

Fair value of plan assets	47	28	—	75

Accumulated post retirement benefit obligations (APBO)	—	—	(10)	(10)

Projected benefit obligation (PBO)	(73)	(58)	—	(131)

Funded status and accrued benefit cost	(26)	(30)	(10)	(66)

Unrecognised net actuarial loss	31	18	3	52

Exchange gain	—	(1)	—	—

Balance sheet prepaid/(accrued) pension costs	5	(13)	(7)	(14)

Accumulated benefit obligations (ABO)		49		49

Minimum liability		21		21

Intangible assets		—		—

Accumulated other comprehensive income		8		8

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

The change in benefit obligation during the year to December 31, 2001 was as follows:

	At December 31, 2001

		US
	UK	Pension	US
	Pension Fund	Plan	Healthcare Plan	Total
	£'m	£'m	£'m	£'m

PBO/APBO at December 31, 2000	55	50	8	113

Service cost	4	2	—	6

Employee contributions	1	—	—	1

Interest cost	4	4	1	9

Benefit payments	(1)	(3)	(1)	(5)

Net actuarial gain/(loss)	1	—	1	2

Exchange gain	—	(2)	—	(2)

PBO/APBO at December 31, 2001	64	51	9	124

The change in benefit obligation during the year to December 31, 2002 was as follows:

	At December 31, 2002

		US
	UK	Pension	US
	Pension Fund	Plan	Healthcare Plan	Total
	£'m	£'m	£'m	£'m

PBO/APBO at December 31, 2001	64	51	9	124

Service cost	4	2	—	6

Employee contributions	1	—	—	1

Interest cost	4	4	1	9

Benefit payments	(1)	(3)	(1)	(5)

Transfer	1	—	—	1

Net actuarial loss	—	7	2	9

Exchange gain	—	(3)	(1)	(4)

PBO/APBO at December 31, 2002	73	58	10	141

The change in plan assets during the year to December 31, 2001 was as follows:

	At December 31, 2001

		US
	UK	Pension	US
	Pension Fund	Plan	Healthcare Plan	Total
	£'m	£'m	£'m	£'m

Fair value of plan assets at December 31, 2000	55	40	—	95

Employer contributions	3	—	1	4

Employee contributions	1	—	—	1

Benefit payments	(1)	(3)	(1)	(5)

Investment returns	(6)	(1)	—	(7)

Exchange gain	—	2	—	2

Fair value of plan assets at December 31, 2001	52	38	—	90

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

The change in plan assets during the year to December 31, 2002 was as follows:

	At December 31, 2002

		US
	UK	Pension	US
	Pension Fund	Plan	Healthcare Plan	Total
	£'m	£'m	£'m	£'m

Fair value of plan assets at December 31, 2001	52	38	—	90

Employer contributions	3	—	1	4

Employee contributions	1	—	—	1

Benefit payments	(1)	(3)	(1)	(5)

Transfer	1	—	—	1

Investment returns	(9)	(4)	—	(13)

Exchange loss	—	(3)	—	(3)

Fair value of plan assets at December 31, 2002	47	28	—	75

The assumptions used to determine the pension and post retirement costs for the principal plans for the year to December 31, 2001 were:

	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan
	%	%	%

Interest rate for discounting liabilities	6.0	7.25	7.25

Expected rate of return on assets	7.0	10.0	—

Rate of compensation increase	3.9	4.5	—

Rate of increase to pensions in payment	2.5	—	—

The assumptions used to determine the pension and post retirement costs for the principal plans for the year to December 31, 2002 were:

	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan
	%	%	%

Interest rate for discounting liabilities	5.6	6.75	6.75

Expected rate of return on assets	7.3	9.00	—

Rate of compensation increase	3.8	4.50	—

Rate of increase to pensions in payment	2.3	—	—

Sensitivity disclosures for the US Healthcare plan are as follows:

A 1% increase in the health cost trend rates would increase the service and interest cost components of the net periodic post-retirement benefit cost by a total of approximately £42,000. It would increase the accumulated post-retirement benefit obligation by approximately £550,000.

A 1% decrease in the health cost trend rates would decrease the service and interest cost components of the net periodic post-retirement benefit cost by a total of approximately £42,000. It would decrease the accumulated post-retirement benefit obligation by approximately £500,000.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

(iii)	Capitalisation of interest

Under UK GAAP the Company does not capitalise interest in its financial statements. Under US GAAP, SFAS No 34 “Capitalisation of Interest Cost”, interest incurred as part of the cost of constructing fixed assets is required to be capitalised and amortised over the life of the asset.

(iv)	Capitalisation of loan issue fees less amortisation

Under UK GAAP issue costs on the arrangement of new debt facilities which have not been drawn down are written off to the profit and loss account in the period in which the fees were occurred. Under US GAAP such debt issue costs are capitalised as an asset and reported in deferred charges in the balance sheet and are amortised over the life of the facilities.

(v)	Foreign exchange loss on debt

Under UK GAAP the company treats loans, including the Euro denominated loans, as an effective hedge of net investment in foreign subsidiaries which are primarily US$ denominated. The currency translation loss on loans is offset to the extent of the currency translation gain on net investments.

Under US GAAP hedging of a net investment in a foreign subsidiary with a currency other than the currency of the subsidiary is generally not permitted.

For US GAAP purposes, the company has included the translation gain on the Euro denominated loan as a component of net loss.

(vi)	Income taxes

Under UK GAAP deferred tax assets are accounted for only to the extent that it is more likely than not that there will be suitable sustainable taxable surpluses from which the future reversal of the underlying timing differences can be deducted. Under US GAAP, in accordance with SFAS No 109 “Accounting for Income Taxes”, deferred taxes are accounted for on all timing differences, including those arising from US GAAP adjustments to UK GAAP; a valuation allowance is established in respect of those deferred tax assets, where it is more likely than not that some portion will not be realised.

The US GAAP provision for income taxes differs from the amount of income taxes determined by applying the applicable UK statutory income tax rate to pre-tax increases, as a result of the following differences:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

UK statutory income tax rate	30%	30%	30%

Income tax expenses/benefit at UK rate	(7)	(3)	(5)

Local taxes	1	2	1

Prior year tax	—	—	(7)

Utilisation of b/f losses not provided	—	(1)	—

Permanent differences	(9)	(8)	(9)

Other	1	—	—

Tax on income before income taxes under US GAAP	(14)	(10)	(20)

To the extent that dividends remitted from overseas subsidiaries are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for unremitted earnings of subsidiaries when such amounts are considered permanently re-invested.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

	2001	2002
	£'m	£'m

Deferred tax assets:

Pensions	2	2

Inventories	3	2

Fixed assets	4	4

Losses	40	56

Other	7	12

	56	76

Deferred tax liabilities:

Accelerated depreciation and amortisation:

UK fixed assets	(15)	(6)

Non-UK fixed assets	(28)	(35)

Net deferred tax asset	13	35

(d)	US GAAP cash flow information

The definition of “cash flows” differs between UK and US GAAP. Cash flow under UK GAAP represents increases or decreases in “cash”, which is comprised of cash in hand and repayable on demand less overdrafts. Under US GAAP cash flow represents increases or decreases in “cash and cash equivalents”, which include short term, highly liquid investments with remaining maturities of less than 90 days when acquired, and excludes overdrafts. As at all of the balance sheet dates included in these financial statements there is no difference in the definition of cash between UK GAAP and US GAAP.

There are also certain differences in classification of items within the cash flow statement between UK and US GAAP. Under UK GAAP, cash flows are presented in the following categories; (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure; (v) acquisitions and disposals; (vi) management of liquid resources; and (vii) financing activities. Under US GAAP cashflows are presented as either (i) operating activities (ii) investing or (iii) financing activities.

Cash flows from taxation, returns on investments, and servicing of finance net of capitalised interest would be included as operating activities under US GAAP. Capitalised interest would be included under investing activities for US GAAP. Additionally, under US GAAP cash flows from the purchase and sale of tangible fixed assets and the sale of debt and equity investments would be shown within investing activities.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

Under US GAAP, the following amounts would have been reported:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Net cash provided by operating activities

Under UK GAAP	56	83	57

Taxation paid	(1)	(3)	(4)

Returns from investments and servicing of finance (excluding interest paid and capitalised)	(27)	(31)	(26)

Under US GAAP	28	49	27

Net cash used in investing activities

Capitalised interest	2	2	2

Capital expenditure and financial investment	28	26	28

Under US GAAP	30	28	30

(e)	Lucite International Share Option Plan

Under the Lucite International Employee Share Plan, as described elsewhere in this document, Charterhouse made available 550,000 ordinary one pence shares in the company to employees (the “employee shares”). Shares will be allocated between employees based on business performance criteria at a future date when Charterhouse sells all or a substantial portion of its remaining investment in the ordinary shares in Lucite International Limited. These shares have been put into trust for the employees during 2002.

In December 2002 the Company issued rights to the US employees to purchase restricted ordinary D shares under the US employee share scheme. These restricted ordinary D shares will be redeemed by the company and replaced with ordinary B shares in the event of Charterhouse selling all or a substantial portion of its remaining investment in the ordinary shares in Lucite International Limited.

No charge in respect of the grant of options to the employees under the employee share option plan has been made in the financial statements under both UK GAAP and US GAAP due to the uncertainty of the timing of the sale of Charterhouse’s investment.

(f)	Additional US GAAP disclosures

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Debt issue costs

Under UK GAAP issued debt is stated on the balance sheet net of the associated unamortised issue costs.

Under US GAAP such debt issue costs are capitalised as an asset and reported as deferred charges in the balance sheet. Therefore an adjustment to gross up the debt liability and to show the £7 million asset as at December 31, 2002 (2001 — £9million) separately in debtors would have to be made.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

Exceptional items

Under UK GAAP exceptional items are items which derive from events or transactions that fall within the ordinary activities of the reporting entity which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Under US GAAP only items which are deemed unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as “extraordinary” items. Extraordinary items are presented below income before extraordinary items in the statement of profit and loss. Under US GAAP, restructuring and integration costs do not meet the criteria for presentation as an extraordinary item.

Concentrations

The Company obtains a significant proportion of its raw materials and certain services from a small number of key suppliers. Supply agreements are currently in place but if any of these suppliers is unable to meet raw material demand then alternative suppliers may not easily be found and as a result, operations could be materially impacted. The Company’s largest supplier of raw materials is also its largest customer. This supplier accounted for approximately 20% of the cost of sales and approximately 8% of sales for the years ended December 31, 2000 through to 2002. Raw materials from this supplier are subject to a supply contract, which expires in June 2003. The Company has agreed terms for the continuation of supply for the next five years following this date. The Company is the natural supplier of the key customer referred to above given that the Company and this customer are located within the same chemical complexes in the United States and share supplies and services for those complexes. However, if the Company were to lose the business from this key customer, then operations could be materially impacted.

Guarantees

In November 2002, the FASB issued FIN No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The company has adopted the disclosure requirements of the Interpretation as of December 31, 2002. Disclosures about each group of similar guarantees are provided below:

Product warranty liability

The company warrants to the original purchaser of its products that it will, at its option, repair or replace, without charge, such products if they fail due to a manufacturing defect. The term of these warranties are typically up to twelve months after sale. The company accrues for product warranties when, based on available information, it is probable that customers will make claims under warranties relating to products that have been sold, and a reasonable estimate of the costs (based on historical claims experience relative to sales) can be made. The cost of claims made under product warranties for the year ended December 31, 2002 were not material to the business, consequently we have not provided a reconciliation of the movement in product warrant liabilities for the year ended December 31, 2002.

Contingencies

Litigation

We are from time to time involved in various legal proceedings of a nature considered normal to our business. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, guarantee, established reserves or would not have a material adverse effect on our financial condition or our results of operations.

Environmental contingencies

The chemicals business is highly regulated in many countries. Increasingly stringent regulations govern our manufacturing processes, wastes and emissions in all of the jurisdictions in which we do business and will continue to require material ongoing costs. Given the nature of our business, violations of environmental laws may result in substantial fines, penalties, damages or other costs, restrictions or civil or criminal sanctions imposed on our operating activities. In addition, potentially significant expenditures could be necessary in order to comply with existing or future environmental laws.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

Under some environmental laws, we may be liable for the costs of investigating and cleaning up environmental contamination on or from our properties or at off-site locations where, for example, we disposed of or arranged for the disposal or treatment of hazardous wastes. We are aware that there is or may be soil or groundwater contamination at some of our facilities resulting from past operations at these or neighbouring facilities. We may need to remediate soil and groundwater contaminated with hazardous substances to ensure that they pose no unacceptable risk to human health and the environment.

The acquisition agreement relating to the acquisition of ICI Acrylics provides for indemnification of Lucite International Investment Limited by ICI and specified affiliated companies for some of these environmental liabilities, costs, and other matters, provided that various requirements and procedures specified in the acquisition agreement are satisfied. The extent of the indemnification depends on the nature of the matter being indemnified, the time from the closing of the acquisition at which the indemnification claim is made, and other considerations and may be subject to certain deductibles and maximum amounts, such as an aggregate deductible of £1 million and an aggregate cap of £94 million, both of which apply to certain claims that would otherwise be indemnifiable.

Purchase commitments

We have certain purchase contracts in existence of a take or pay nature that require us to take minimum volumes of certain raw materials such as HCN, methanol and acetone. The HCN contract requires us to take minimum volumes until the end of June 2008, in the event of taking less than this minimum volume a penalty directly linked to the volume shortfall is payable. The minimum volume is less than our current production volume requirements. This penalty is not chargeable should we need to declare Force Majeur.

The purchase commitments that we have for other raw materials require us to take minimum volumes in the current year only or pay the full price for the volume of material not taken. The minimum volumes are less than our current production requirements.

Details of the financial obligations arising from these purchase commitments can be seen on section B “Liquidity and Capital Resources” on page 36.

New US Financial Accounting Standards and pronouncements not yet effective

In June 2002 the Financial Accounting Standards Board issued FAS 146 Accounting for the Costs Associated with Exit or Disposal Activities. This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this standard are effective for exit or disposal activities that are initiated after December 31, 2002. This is not expected to have a material impact on the group.

In April 2002 the Financial Accounting Standards Board issued FAS 145 Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the automatic classification of gain or loss on extinguishment of debt as an extraordinary item of income and requires that such gain or loss be evaluated for extraordinary classifications under the criteria of Accounting Principles Board No. 30 “Reporting the Results of Operations”. This statement also requires sales-leaseback accounting for certain lease modifications that have economic effects that are similar to sales-leaseback transactions, and makes various other technical corrections to existing pronouncements. This statement will be effective for the Company for the year ending December 31, 2003. The adoption of this statement will not have a material effect on the Company’s results of operations or financial position.

In August 2001 the Financial Accounting Standards Board issued FAS 143 Accounting For Assets Retirement Obligations- effective for financial statements issued for the fiscal years after June 15, 2002. The Provisions of FAS 143 require companies to record an asset and related liability for the costs associated with the retirement of long-lived tangible assets if a legal liability to retire the asset exists. The adoption is not expected to have a significant impact on the Company’s financial results of operations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

Recently Issued US Financial Accounting Standards

On January 17, 2003, the Financial Accounting Standards Board (FASB or the “Board”) issued FASB Interpretation No. 46 (“FIN 46” or the “Interpretation”), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This consolidation model applies to an entity which either (1) the equity investors (if any) do not have a controlling interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The effective date relating to implementation and disclosure requirements included in the Interpretation (although early adoption is permitted), are for VIEs created before February 1, 2003, effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 and for VIEs created after January 31, 2003, effective immediately. For those variable interest entities which are in existence prior to January 31, 2003 and where the Company has a significant variable interest or it is reasonably possible that the Company would have to consolidate the entity on application of FIN 46, a transitional disclosure is required which quantifies the maximum exposure to loss as a consequence of the Company’s involvement with the entity. The maximum exposure to loss represents a “worst case” scenario in the event that all such vehicles simultaneously fail. The Group adopted the transitional disclosure requirements of the Interpretation for the fiscal year ended December 31, 2002. There was no material impact on the financial statements.

On November 25, 2002 the FASB issued FASB Interpretation No. 45 (“FIN 45” or the “Interpretation”), Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5 (FAS 5), Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Interpretation’s provisions for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The guarantor’s previous accounting for guarantees that were issued before the date of FIN 45’s initial application may be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements have been adopted by the Group for the fiscal year ended December 31, 2002 as disclosed on page F-53.

In June 2002 the Financial Accounting Standards Board issued FAS 146 Accounting for the Costs Associated with Exit or Disposal Activities. This standard will require companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this standard are effective for exit or disposal activities that are initiated after December 31, 2002. This is not expected to have a material impact on the group.

In June 2001 the Financial Accounting Standards Board issued FAS 142 Goodwill and Other Intangible Assets. This standard addresses how goodwill and other intangible assets should be accounted for in financial statements upon their acquisition. The standard also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognised in the financial statements. Where goodwill and intangibles were previously considered to be wasting assets, instead those that have indefinite useful lives will not be amortised but rather will be tested at least annually for impairment. Intangibles with finite lives will continue to be amortised over their useful lives but without any constraint of an arbitrary ceiling on the life given to them.

The Company has adopted the provisions of FAS 142 effective January 1, 2002. In connection with the adoption of FAS 142, the company has reclassified approximately £12 million related to assembled workforce previously regarded as an intangible asset into goodwill as it does not meet one of the FAS 141 criteria for recognition apart from goodwill. In accordance with FAS 142 goodwill has ceased to be amortised as of January 1, 2002. The company does not have any intangible assets that would be classified as indefinite-lived under FAS 142.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

The Company has identified its two reporting units as its upstream and its downstream business and has assigned £25 million and £10 million of goodwill to its upstream and downstream reporting units respectively. The Company has tested the goodwill at each reporting unit for impairment by comparing the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit is less that its carrying value, then a goodwill impairment loss will be recognised equal to the excess, if any, of the net carrying value of the reporting unit’s goodwill over its implied fair value. The implied fair value of the reporting unit’s goodwill would be the amount equal to the excess of the estimated fair value of the reporting unit, over the amount that would be allocated to the tangible and intangible net assets of the reporting unit (including unrecognised intangible assets) as if such reporting unit had been acquired in a purchase business combination as of the date of the impairment testing.

The initial impairment test was carried out as at January 1, 2002, as required under FAS 142. The results of this transitional test indicated that no impairment was deemed to exist at January 1, 2002. This test was then updated as at June 30, 2002 and again the results indicated that no impairment existed. The annual review of impairment will take place as at June 30 each year.

A reconciliation of the US GAAP net income (loss) amounts reported in the income statement for each of the three years ended December 31, 2002 to the amounts that would have been reported under FAS 142 is presented below:

	Year ended	Year ended	Year ended
	December 31, 2000	December 31, 2001	December 31, 2002
	£'m	£'m	£'m

US GAAP net loss as reported	(6)	2	—

Amortisation of goodwill, net of tax	2	2	—

Net income (loss) as adjusted for FAS 142	(4)	4	—

Intangible asset carrying values and accumulated amortisation in total and by each major class of intangible asset:

		Accumulated
	Gross Carrying	amortisation as
	value as at	at December 31,	Weighted average
	December 31, 2002	2002	amortisation period
	£m	£m	Years

Amortised intangible assets

Core and patented technology	55	18	10

Trade names	7	1	20

Customer relationships	21	3	20

Non-compete agreements	26	17	5

Total amortised intangible assets	109	39

Unamortised intangible assets

Goodwill	45	5

Total intangible assets under US GAAP	154	44

Amortisation expense for the year ended December 31, 2002 and estimated aggregate amortisation expense for each of the five succeeding years;

£m

Aggregate amortisation expense:

For the year ended December 31, 2002	13

Estimated aggregate amortisation expense:

For the year ended December 31, 2003	13

For the year ended December 31, 2004	12

For the year ended December 31, 2005	8

For the year ended December 31, 2006	8

For the year ended December 31, 2007	8

There were no changes to the carrying value of goodwill during the year ended December 31, 2002.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

28 List of principal subsidiary companies included in the Lucite International Group Holdings Limited consolidated financial statements at December 31, 2002

	County of incorporation or	Percentage
	registration	holding

Lucite International Investment Limited	UK	100

Lucite International Holdings Limited	UK	100

Lucite International Finance PLC	UK	100

Lucite International Dutch Overseas Holdco BV	Netherlands	100

Thai Poly Acrylic PLC	Thailand	59

Lucite International Japan Limited	Japan	100

Lucite International Finco Limited	UK	100

Lucite International France SAS	France	100

Lucite International Netherlands BV	Netherlands	100

Lucite International Holland BV	Netherlands	100

Lucite International UK Limited	UK	100

Lucite International, Inc.	USA	100

Lucite International Mexico SA de C.V.	Mexico	100

Lucite International Holdco Limited	UK	100

Lucite International Canada, Inc.	Canada	100

Lucite International Trading Limited	UK	100

Lucite International UK Overseas Holdco1 Limited	UK	100

Lucite International Partnership Holdings Inc	USA	100

Lucite International Holdco Inc	USA	100

Lucite International Partnerco1 Limited	UK	100

Lucite International Partnerco2 Limited	UK	100

Lucite International Speciality Polymers and Resins Limited	UK	100

Lucite International South Africa (Pty) Limited	South Africa	100

Lucite International Asia Pacific Pte Limited	Singapore	100

Kaohsiung Monomer Company	Taiwan	60

Lucite International Alpha BV	Netherlands	100

Perspex Distribution Limited	UK	100

29 Controlling parties

The intermediate holding company of Lucite International Group Holdings Limited is Lucite International Limited, a company registered in England. The ultimate controlling party of Lucite International Group Holdings Limited are funds managed by Charterhouse Development Capital Limited, 85 Watling Street, London, EC4M 9BX.

30 Supplemental consolidated financial statements

Lucite International Group Holdings and the wholly owned guarantor subsidiary of Lucite International Group Holdings, Lucite International Investments Limited jointly and severally, fully and unconditionally guarantee Lucite International Finance plc’s debt securities. Lucite International Holdings Limited and Lucite International Holdco Limited have also guaranteed Lucite International Finance plc’s debt securities on a subordinated basis.

Presented below is consolidating information for Lucite International Finance plc, the issuer of debt securities, its parent guarantor, Lucite International Group Holdings Limited (carrying investments in subsidiaries at equity), Lucite International Investments Limited, the wholly owned guarantor subsidiary of Group Holdings Limited, Lucite International Holdings Limited and Lucite International Holdco Limited the wholly owned subsidiaries of Lucite International Investments Limited which have guaranteed the debt securities of Lucite International Finance plc on a conditional basis.

The Company has not provided a reconciliation from UK GAAP for the columns relating to the guarantor entities as such a reconciliation would not materially affect an investor’s understanding of the nature of the guarantee. The majority of the reconciling items between UK GAAP and US GAAP relate to the operating activities of the non-guarantor subsidiaries and these amounts would only affect the guarantors’ investment in subsidiaries and equity earnings of subsidiaries.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

Supplemental consolidating balance sheets as at December 31, 2001

		Issuer and
	Lucite	unconditional	Subordinated
	International Group	guarantor	guarantor	Non-guarantor
	Holdings Limited	subsidiaries (1)	subsidiaries (2)	subsidiaries	Eliminations	Consolidated totals
	£'m	£'m	£'m	£'m	£'m	£'m
	as restated	as restated	as restated	as restated	as restated	as restated

Fixed assets

Intangible assets	—	—	—	88	—	88

Tangible assets	—	—	—	390	—	390

Investments	152	158	115	—	(425)	—

	152	158	115	478	(425)	478

Current assets

Stocks	—	—	—	69	—	69

Debtors	—	144	54	96	(198)	96

Cash at bank and in hand	—	—	—	20	—	20

	—	144	54	185	(198)	185

Total assets	152	302	169	663	(623)	663

Creditors: amounts falling due within one year	—	(38)	(17)	(135)	79	(111)

Net current assets/ (liabilities)	—	106	37	50	(119)	74

Total assets less current liabilities	152	264	152	528	(544)	552

Creditors: amounts falling due after more than one year	—	(118)	—	(343)	125	(336)

Provisions for liabilities and charges	—	—	—	(48)	—	(48)

Net assets	152	146	152	137	(419)	168

Shareholder’s equity

Called up equity share capital	175	175	175	143	(493)	175

Reserves	(23)	(29)	(23)	(20)	74	(21)

Total equity shareholder’s funds	152	146	152	123	(419)	154

Equity minority interests	—	—	—	14	—	14

Capital employed	152	146	152	137	(419)	168

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

(3)	The numbers in the table above have been restated for the effects of FRS19 ‘deferred taxation’

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

Supplemental consolidating balance sheets as at December 31, 2002

		Issuer and
	Lucite	unconditional	Subordinated
	International Group	guarantor	guarantor	Non-guarantor
	Holdings Limited	subsidiaries (1)	subsidiaries (2)	subsidiaries	Eliminations	Consolidated totals
	£'m	£'m	£'m	£'m	£'m	£'m

Fixed assets

Intangible assets	—	—	—	83	—	83

Tangible assets	—	—	—	358	—	358

Investments	149	154	112	—	(415)	—

	149	154	112	441	(415)	441

Current assets

Stocks	—	—	—	75	—	75

Debtors	—	166	54	96	(220)	96

Cash at bank and in hand	—	—	—	11	—	11

	—	166	54	182	(220)	182

Total assets	149	320	166	623	(635)	623

Creditors: amounts falling due within one year	—	(52)	(17)	(140)	90	(119)

Net current assets/ (liabilities)	—	114	37	42	(130)	63

Total assets less current liabilities	149	268	149	483	(545)	504

Creditors: amounts falling due after more than one year	—	(126)	—	(334)	130	(330)

Provisions for liabilities and charges	—	—	—	(32)	—	(32)

Net assets	149	142	149	117	(415)	142

Shareholder’s equity

Called up equity share capital	175	175	175	132	(482)	175

Reserves	(26)	(33)	(26)	(27)	67	(45)

Total equity shareholder’s funds	149	142	149	105	(415)	130

Equity minority interests	—	—	—	12	—	12

Capital employed	149	142	149	117	(415)	142

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

Supplemental consolidating profit and loss accounts for the year to December 31, 2000

		Issuer and
	Lucite	unconditional	Subordinated
	International Group	guarantor	guarantor	Non-guarantor
	Holdings Limited	subsidiaries (1)	subsidiaries (2)	subsidiaries	Eliminations	Consolidated totals
	£'m	£'m	£'m	£'m	£'m	£'m
	as restated	as restated	as restated	as restated	as restated	as restated

Turnover including share of joint venture	—	—	—	581	—	581

Less: share of joint venture’s turnover	—	—	—	(21)	—	(21)

Group turnover	—	—	—	560	—	560

Operating costs before exceptional operating expenses and amortisation and intangible fixed assets	—	—	—	(525)	—	(525)

Exceptional operating expenses	—	—	—	(14)	—	(14)

Amortisation of goodwill and other intangible fixed assets	—	—	—	(5)	—	(5)

Total operating costs	—	—	—	(544)	—	(544)

Group operating profit	—	—	—	16	—	16

Share of operating profit from joint venture and investments	(12)	(12)	(12)	2	36	2

Operating profit including joint venture	(12)	(12)	(12)	18	36	18

Net interest payable	—	(5)	2	(37)	—	(40)

Loss on ordinary activities before taxation	(12)	(17)	(10)	(19)	36	(22)

Taxation on loss on ordinary activities	—	—	—	10	—	10

Loss on ordinary activities after taxation	(12)	(17)	(10)	(9)	36	(12)

Equity minority interests	—	—	—	—	—	—

Loss for the financial period	(12)	(17)	(10)	(9)	36	(12)

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

(3)	The numbers in the table above have been restated for the effects of FRS19 ‘deferred taxation’

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

Supplemental consolidating profit and loss accounts for the year to December 31, 2001

		Issuer and
	Lucite	unconditional	Subordinated
	International Group	guarantor	guarantor	Non-guarantor
	Holdings Limited	subsidiaries (1)	subsidiaries (2)	subsidiaries	Eliminations	Consolidated totals
	£'m	£'m	£'m	£'m	£'m	£'m
	as restated	as restated	as restated	as restated	as restated	as restated

Turnover including share of joint venture	—	—	—	589	—	589

Less: share of joint venture’s turnover	—	—	—	(12)	—	(12)

Group turnover				577		(577)

Operating costs before exceptional operating expenses and amortisation and intangible fixed assets	—	—	—	(550)	—	(550)

Exceptional operating expenses	—	—	—	(4)	—	(4)

Amortisation of goodwill and other intangible fixed assets	—	—	—	(5)	—	(5)

Total operating costs	—	—	—	(559)	—	(559)

Group operating profit	—	—	—	18	—	18

Share of operating profit from joint venture and investments	(3)	(3)	(3)	2	9	2

Operating profit including joint venture	(3)	(3)	(3)	20	9	20

Net interest payable	—	(1)	—	(27)	—	(28)

Loss on ordinary activities before taxation	(3)	(4)	(3)	(7)	9	(8)

Taxation on loss on ordinary activities	—	—	—	6	—	6

Loss on ordinary activities after taxation	(3)	(4)	(3)	(1)	9	(2)

Equity minority interests	—	—	—	(1)	—	(1)

Loss for the financial period	(3)	(4)	(3)	(2)	9	(3)

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

(3)	The numbers in the table above have been restated for the effects of FRS19 ‘deferred tax’.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

Supplemental consolidating profit and loss accounts for the year to December 31, 2002

		Issuer and
	Lucite	unconditional	Subordinated
	International Group	guarantor	guarantor	Non-guarantor
	Holdings Limited	subsidiaries (1)	subsidiaries (2)	subsidiaries	Eliminations	Consolidated totals
	£'m	£'m	£'m	£'m	£'m	£'m

Turnover	—	—	—	582	—	582

Operating costs before exceptional operating expenses and amortisation and intangible fixed assets	—	—	—	(550)	—	550

Amortisation of goodwill and other intangible fixed assets	—	—	—	(5)	—	(5)

Total operating costs				(555)		(555)

Group operating profit	—	—	—	27	—	27

Share of operating profit from investments	(3)	(3)	(3)	—	9	—

Operating profit including joint venture	(3)	(3)	(3)	27	9	27

Net interest payable	—	(1)	—	(28)	—	(29)

Loss on ordinary activities before taxation	(3)	(4)	(3)	(1)	9	(2)

Taxation on loss on ordinary activities	—	—	—	2	—	2

Loss on ordinary activities after taxation	(3)	(4)	(3)	1	9	—

Equity minority interests	—	—	—	(3)	—	(3)

Loss for the financial period	(3)	(4)	(3)	(2)	9	(3)

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

Supplemental consolidating cash flow statements for the year to December 31, 2000

		Issuer and
	Lucite	unconditional	Subordinated
	International Group	guarantor	guarantor	Non-guarantor
	Holdings Limited	subsidiaries (1)	subsidiaries (2)	subsidiaries	Eliminations	Consolidated totals
	£'m	£'m	£'m	£'m	£'m	£'m

Cash flow from operating activities	—	—	—	56	—	56

Returns on investment and servicing of finance	—	—	—	—	—	—

Net external interest paid	—	(13)	—	(16)	—	(29)

Inter-group interest paid	—	—	—	(7)	7	—

Inter-group interest received	—	7	—	—	(7)	—

Taxation	—	—	—	(1)	—	(1)

	—	(6)	—	32	—	26

Capital expenditure and financial investment:

Acquisitions and disposals:	—	—	(4)	(24)	—	(28)

Capital expenditure	—	—	—	(28)	—	(28)

	—	(6)	(4)	(20)	—	(30)

Cash payments against provisions	—	—	—	(11)	—	(11)

Financing

Revolver drawdown	—	—	—	32	—	32

Issuance of notes	—	113	—	—	—	113

Reimbursement of Bridge loan	—	(121)	—	—	—	(121)

Forward exchange contracts	—	—	—	(10)	—	(10)

Senior reimbursement	—	—	—	(4)	—	(4)

Intra-group loans issued	—	(1)	1	—	—	—

Intra-group current account	—	20	(4)	(16)	—	—

Issue costs paid	—	(5)	(3)	—	—	(8)

	—	6	(6)	2	—	2

Increase in cash	—	—	(10)	(29)	—	(39)

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and US Acrylics Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

Supplemental consolidating cash flow statements for the year to December 31, 2001

		Issuer and
	Lucite	unconditional	Subordinated
	International Group	guarantor	guarantor	Non-guarantor
	Holdings Limited	subsidiaries (1)	subsidiaries (2)	subsidiaries	Eliminations	Consolidated totals
	£'m	£'m	£'m	£'m	£'m	£'m

Cash flow from operating activities	—	—	—	83	—	83

Returns on investment and servicing of finance

Net external interest paid	—	(13)	—	(33)	13	(33)

Inter-group interest paid	—	—	—	—	—	—

Inter-group interest received	—	—	—	—	—	—

Taxation	—	—	—	(3)	—	(3)

	—	(13)	—	47	13	47

Capital expenditure and financial investment:

Acquisitions and disposals:	—	—	—	4	—	4

Capital expenditure	—	—	—	(26)	—	(26)

	—	(13)	—	25	13	25

Financing

Revolver drawdown	—	—	—	(10)	—	(10)

Senior reimbursement	—	—	—	(13)	—	(13)

Intra-group loans issued	—	—	—	—	—	—

Intra-group current account	—	13	—	—	(13)	—

	—	13	—	(23)	(13)	(23)

Increase in cash	—	—	—	2	—	2

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and US Acrylics Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

Supplemental consolidating cash flow statements for the year to December 31, 2002

		Issuer and
	Lucite	unconditional	Subordinated
	International Group	guarantor	guarantor	Non-guarantor
	Holdings Limited	subsidiaries (1)	subsidiaries (2)	subsidiaries	Eliminations	Consolidated totals
	£'m	£'m	£'m	£'m	£'m	£'m

Cash flow from operating activities	—	—	—	57	—	57

Returns on investment and servicing of finance

Net external interest paid	—	(13)	—	(28)	13	(28)

Inter-group interest paid	—	—	—	—	—	—

Inter-group interest received	—	—	—	—	—	—

Taxation	—	—	—	(4)	—	(4)

	—	(13)	—	25	13	25

Capital expenditure and financial investment:

Acquisitions and disposals:	—	—	—	—	—	—

Capital expenditure	—	—	—	(28)	—	(28)

	—	(13)	—	(3)	13	(3)

Financing

Revolver drawdown	—	—	—	15	—	15

Senior reimbursement	—	—	—	(20)	—	(20)

Intra-group loans issued	—	—	—	—	—	—

Intra-group current account	—	13	—	—	(13)	—

	—	13	—	(5)	(13)	(5)

Increase in cash	—	—	—	(8)	—	(8)

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and US Acrylics Holdco Limited.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lucite International Holdings Limited

We have audited the accompanying consolidated balance sheets of Lucite International Holdings Limited (“the Company”) as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts, cash flow statements, total recognised gains and losses and reconciliation of movements in shareholder’s funds for each of the three years ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom.

As discussed on page F-72 to the financial statements, the Company changed its method of accounting for deferred taxation in 2002.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for each of the three years ended December 31, 2002 and consolidated shareholder’s funds at December 31, 2002, 2001, to the extent summarised in Note 27 to the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London, England
April 11, 2003

LUCITE INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended	Year ended	Year ended
	Notes	December 31,	December 31,	December 31,
		2000	2001	2002
		£'m	£'m	£'m
		as restated	as restated

Turnover including share of joint venture		581	589	582

Less: share of joint venture’s turnover		(21)	(12)	—

Group turnover	4,5	560	577	582

Operating costs before exceptional operating expenses and amortisation of intangible fixed assets		(525)	(550)	(550)

Exceptional operating expenses	6	(14)	(4)	—

Amortisation of goodwill and other intangible fixed assets	10	(5)	(5)	(5)

Total operating costs		(544)	(559)	(555)

Group operating profit	4.5	16	18	27

Share of operating profit from joint venture		2	2	—

Operating profit including joint venture		18	20	27

Net interest payable	8	(40)	(28)	(29)

Loss on ordinary activities before taxation	6	(22)	(8)	(2)

Taxation on loss on ordinary activities	9	10	6	2

Loss on ordinary activities after taxation		(12)	(2)	—

Equity minority interests		—	(1)	(3)

Loss for the financial year		(12)	(3)	(3)

Group turnover and group operating profit relate entirely to continuing operations.

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m
	as restated	as restated

Loss for the financial year	(12)	(3)	(3)

Currency translation differences on foreign currency net investments	—	2	(21)

Total recognised losses relating to the year/period	(12)	(1)	(24)

Prior year adjustment for deferred tax (page F-72)			5

Total gains and losses recognised since last annual report			(19)

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001

		2001
	Notes	as restated	2002
		£'m	£m

Fixed assets

Intangible assets	10	94	89

Negative goodwill	10	(6)	(6)

Tangible assets	11	390	358

		478	441

Current assets

Stocks	12	69	75

Debtors	13	96	96

Cash at bank and in hand		20	11

		185	182

Total assets		663	623

Creditors: amounts falling due within one year	14	(111)	(119)

Net current assets		74	63

Total assets less current liabilities		552	504

Creditors: amounts falling due after more than one year	15	(336)	(330)

Provisions for liabilities and charges	18	(48)	(32)

Net assets		168	142

Shareholders’ equity

Called up equity share capital	19	175	175

Profit and loss account		(21)	(45)

Total equity shareholders’ funds		154	130

Equity minority interests		14	12

Capital employed		168	142

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

CASH FLOW STATEMENT

			Year ended	Year ended	Year ended
	Notes		December 31,	December 31,	December 31,
			2000	2001	2002

			£’m	£’m	£’m
Cash flow from operating activities	21	(a)	56	83	57

Return on investments and servicing of Finance	21	(b)	(29)	(33)	(28)

Taxation			(1)	(3)	(4)

			26	47	25

Capital expenditure and financial investment	21	(c)	(28)	(26)	(28)

Acquisitions and disposals	21	(d)

Acquisition of ICI Acrylics			(9)	(1)	—

Other acquisition			(20)	5	—

Proceeds from sale of business			1	—	—

Cash payments against provisions			(11)	—	—

			(41)	25	(3)

Financing	21	(e)	2	(23)	(5)

Increase / (decrease) in cash	21	(f)	(39)	2	(8)

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDER’S FUNDS

	Share	Profit and
	capital	loss account	Total
	£'m	£'m	£'m
		as restated	as restated

Balance at December 31, 1999	175	(8)	167

Retained loss for the financial year	—	(12)	(12)

Balance as at December 31, 2000	175	(20)	155

Retained loss for the financial year	—	(3)	(3)

Currency translation adjustment	—	2	2

Balance as at December 31, 2001	175	(21)	154

Retained loss for the financial year	—	(3)	(3)

Currency translation adjustment	—	(21)	(21)

Balance as at December 31, 2002	175	(45)	130

There are no significant statutory or contractual restrictions on the distribution of current year income of subsidiary undertakings. Undistributed profits are, in the main, employed in the business of these companies. The undistributed income of the business overseas may be liable to overseas taxes and/or United Kingdom taxation, after allowing for double taxation relief, if they were to be distributed as dividends.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are taken into account in the above reconciliation of movements in combined net investment and consolidated shareholder’s funds.

Changes to accounting policies

The company has adopted FRS19 “Deferred Tax” in these financial statements. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly. The impact of this change in accounting policy is to reduce the provision for deferred tax at December 31, 2000 by approximately £2 million and as at December 31, 2001 by a further £3 million, due to the recognition of certain losses within the United States that are anticipated to be recoverable.

A prior year adjustment has been made to the 2000 and 2001 figures as a result of the adoption of FRS19 ‘deferred tax’. The amounts as previously stated before the prior year adjustment, are set out below:

	Share capital	Profit and loss account	Total
	£’m	£’m	£’m

Balance at December 31, 1999	175	(8)	167

Loss for the financial year	—	(14)	(14)

Balance at December 31, 2000	175	(22)	153

Loss for the financial year	—	(6)	(6)

Currency translation adjustment	—	2	2

Balance at December 31, 2001	175	(26)	149

LUCITE INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1.    BUSINESS DESCRIPTION

Lucite International Holdings Limited (the “Company”) is a wholly owned subsidiary of Lucite International Investment Limited and Lucite International Investment Limited is a wholly owned subsidiary of Lucite International Group Holdings Limited. The separate financial statements of the Company have been included since the Company has guaranteed the 10.25% Senior Notes of its parent companies on a subordinated basis. The consolidated financial statements of Lucite International Group Holdings Limited are included on pages F-2 to F-57. The parent companies of the Company, Lucite International Investment Limited and Lucite International Group Holdings Limited have no operations, assets, or liabilities of their own other than investments in subsidiaries. As a result, the financial statement footnotes 2 through 29 of Lucite International Group Holdings Limited as presented on pages F-8 through F-57 are equally applicable to the Company as are references to “Lucite International Group Holdings Limited” in those footnotes.

Lucite International Holdings Limited and subsidiary companies are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

As discussed above, for all financial statement footnotes listed below, please refer to the respective footnote contained in the financial statements of Lucite International Group Holdings Limited which are contained on pages F-2 to F-56.

1	PRINCIPAL ACCOUNTING POLICIES

2	BUSINESS DESCRIPTION

3	SEGMENTAL REPORTING

4	COST OF SALES, GROSS PROFIT, DISTRIBUTION COSTS AND ADMINISTRATIVE EXPENSES

5	EXCEPTIONAL OPERATING EXPENSES

6	LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

7	STAFF COSTS

8	NET INTEREST PAYABLE

9	TAXATION ON LOSS ON ORDINARY ACTIVITIES

10	INTANGIBLE FIXED ASSETS

11	TANGIBLE FIXED ASSETS

12	STOCKS

13	DEBTORS

14	CREDITORS-AMOUNTS FALLING DUE WITHIN ONE YEAR

15	CREDITORS-AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

16	BANK AND OTHER BORROWINGS

17	FINANCE LEASES

18	PROVISIONS FOR LIABILITIES AND CHARGES

19	CALLED UP EQUITY SHARE CAPITAL

20	FINANCIAL INSTRUMENTS

21	NOTES TO THE CASH FLOW STATEMENTS

22	PENSIONS AND OTHER POST RETIREMENT BENEFITS

23	RELATED PARTY TRANSACTIONS

24	FINANCIAL RISK MANAGEMENT

25	CONTINGENT LIABILITIES AND COMMITMENTS

26	SUBSEQUENT EVENTS

27	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

LUCITE INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

28	LIST OF PRINCIPAL SUBSIDIARY COMPANIES INCLUDED IN THE LUCITE INTERNATIONAL HOLDINGS LIMITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2002

	County of
	incorporation or	Percentage
	registration	holding

Lucite International Finance PLC	UK	100

Lucite International Finco Limited	UK	100

Lucite International Dutch Overseas Holdco BV	Netherlands	100

Thai Poly Acrylic PLC	Thailand	59

Lucite International Japan Limited	Japan	100

Lucite International France SAS	France	100

Lucite International Netherlands BV	Netherlands	100

Lucite International Holland BV	Netherlands	100

Lucite International UK Limited	UK	100

Lucite International, Inc.	USA	100

Lucite International Mexico SA de C.V.	Mexico	100

Lucite International Holdco Limited	UK	100

Lucite International Canada, Inc.	Canada	100

Lucite International Trading Limited	UK	100

Lucite International UK Overseas Holdco1 Limited	UK	100

Lucite International Partnership Holdings Inc	USA	100

Lucite International Holdco Inc	USA	100

Lucite International Partnerco1 Limited	UK	100

Lucite International Partnerco2 Limited	UK	100

Lucite International Speciality Polymers and Resins Limited	UK	100

Lucite International South Africa (Pty) Limited	South Africa	100

Lucite International Asia Pacific Pte Limited	Singapore	100

Kaohsiung Monomer Company	Taiwan	60

Lucite International Alpha BV	Netherlands	100

Perspex Distribution Limited	UK	100

29     CONTROLLING PARTIES

     Refer to footnote 29 of the financial statements of Lucite International Group Holdings Limited.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lucite International Holdco Limited

We have audited the accompanying consolidated balance sheets of Lucite International Holdco Limited (“the Company”) as of December 31, 2002 and 2001, and the related consolidated profit and loss accounts, cash flow statements, total recognised gains and losses and reconciliation of movements in shareholder’s funds for each of the three years ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years ended December 31, 2002, in conformity with accounting principles generally accepted in the United Kingdom.

As discussed on page F-79 to the financial statements, the Company changed its method of accounting for deferred taxation in 2002.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for each of the three years ended December 31, 2002 and consolidated shareholder’s funds at December 31, 2002, 2001, to the extent summarised in Note 27 to the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London, England
April 11, 2003

LUCITE INTERNATIONAL HOLDCO LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended	Year ended	Year ended
		December	December	December
	Notes	31,	31,	31,

		2000	2001	2002
		£'m	£'m	£'m
		as restated	as restated

Turnover including share of joint venture		581	589	582

Less share of joint venture’s turnover		(21)	(12)	—

Group turnover	4,5	560	577	582

Operating costs before exceptional operating expenses and amortisation of intangible fixed assets		(525)	(550)	(550)

Exceptional operating expenses	6	(14)	(4)	—

Amortisation of goodwill and other intangible fixed assets	10	(5)	(5)	(5)

Total operating costs		(544)	(559)	(555)

Group operating profit	4.5	16	18	27

Share of operating profit from joint venture		2	2	—

Operating profit including joint venture		18	20	27

Net interest payable	8	(40)	(28)	(29)

Loss on ordinary activities before taxation	6	(22)	(8)	(2)

Taxation on loss on ordinary activities	9	10	6	2

Loss on ordinary activities after taxation		(12)	(2)	—

Equity minority interests		—	(1)	(3)

Loss for the financial year/period		(12)	(3)	(3)

Group turnover and group operating profit relate entirely to continuing operations.

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m
	as restated	as restated

Loss for the financial year	(12)	(3)	(3)

Currency translation differences on foreign currency net investments	—	2	(21)

Total recognised losses relating to the year	(12)	(1)	(24)

Prior year adjustment for deferred tax (Page F-80)			5

Total gains and losses recognised since last annual report			(19)

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2001

		2001
	Notes	as restated	2002

		£m	£m
Fixed assets

Intangible assets	10	94	89

Negative goodwill	10	(6)	(6)

Tangible assets	11	390	358

		478	441

Current assets

Stocks	12	69	75

Debtors	13	96	96

Cash at bank and in hand		17	7

		182	178

Total assets		660	619

Creditors: amounts falling due within one year	14	(141)	(148)

Net current assets		41	30

Total assets less current liabilities		519	471

Creditors: amounts falling due after more than one year	15	(336)	(330)

Provisions for liabilities and charges	18	(48)	(32)

Net assets		135	109

Shareholder’s equity

Called up equity share capital	19	115	115

Share Premium	19	27	27

Profit and loss account		(21)	(45)

Total equity shareholder’s funds		121	97

Equity minority interests		14	12

Capital employed		135	109

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

CASH FLOW STATEMENT

			Year ended	Year ended	Year ended
			December 31,	December 31,	December 31,
	Notes		2000	2001	2002
			£'m	£'m	£'m

Cash flow from operating activities	21	(a)	56	83	57

Return on investments and servicing of Finance	21	(b)	(29)	(33)	(28)

Taxation			(1)	(3)	(4)

			26	47	25

Capital expenditure and financial investment	21	(c)	(28)	(26)	(28)

Acquisitions and disposals	21	(d)

Acquisition of ICI Acrylics	21	(d)	(9)	(1)	—

Other acquisition	21	(d)	(20)	5	—

Proceeds from sale of business	21	(d)	1	—	—

Cash payments against provisions			(11)	—	—

Net cash (outflow)/inflow before use of liquid resources and financing			(41)	25	(3)

Financing	21	(e)	28	(19)	(6)

(Decrease)/increase in cash	21	(f)	(13)	6	(9)

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

RECONCILIATION OF MOVEMENTS IN NET INVESTMENT AND
CONSOLIDATED SHAREHOLDER’S FUNDS

	Share	Profit and
	capital	loss account	Total
	£'m	£'m	£'m
		as restated	as restated

Balance at December 31, 1999	142	(8)	134

Retained loss for the financial year	—	(12)	(12)

Balance as at December 31, 2000	142	(20)	122

Retained loss for the financial year	—	(3)	(3)

Currency translation adjustment	—	2	2

Balance as at December 31, 2001	142	(21)	121

Retained loss for the financial year	—	(3)	(3)

Currency translation adjustment	—	(21)	(21)

Balance as at December 31, 2002	142	(45)	97

There are no significant statutory or contractual restrictions on the distribution of current year income of subsidiary undertakings. Undistributed profits are, in the main, employed in the business of these companies. The undistributed income of the business overseas may be liable to overseas taxes and/or United Kingdom taxation, after allowing for double taxation relief, if they were to be distributed as dividends.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are taken into account in the above reconciliation of movements in combined net investment and consolidated shareholder’s funds.

Changes to accounting policies

The company has adopted FRS19 “Deferred Tax” in these financial statements. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly. The impact of this change in accounting policy is to reduce the provision for deferred tax at December 31, 2000 by approximately £2 million and as at December 31, 2001 by a further £3 million, due to the recognition of certain losses within the United States that are anticipated to be recoverable.

A prior year adjustment has been made to the 2000 and 2001 figures as a result of the adoption of FRS19 ‘deferred tax’. The amounts as previously stated before the prior year adjustment, are set out below:

	Share	Profit and loss
	capital	account	Total
	£'m	£'m	£'m

Balance at December 31, 1999	142	(8)	134

Loss for the financial year	—	(14)	(14)

Balance at December 31, 2000	142	(22)	120

Loss for the financial year	—	(6)	(6)

Currency translation adjustment	—	2	2

Balance at December 31, 2001	142	(26)	116

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1	BUSINESS DESCRIPTION

Lucite International Holdco Limited (the ''Company’’) is a wholly owned subsidiary of Lucite International Holdings Limited. Lucite International Holdings Limited is indirectly 100% owned by Lucite International Group Holdings Limited, the consolidated financial statements of which are located on pages F-2 through F-57. The parent companies of the Company have no operations, assets or liabilities of their own other than cash of £3 million, investments in subsidiaries, and liabilities which are reflected on a ''pushdown’’ basis in the financial statements of the Company as discussed in Note 16. As a result, many of the financial statement footnotes of Lucite International Group Holdings Limited as presented on pages F-8 through F-57 are equally applicable to the Company. References to ''Lucite International Group Holdings Limited’’ in those footnotes are also equally applicable to the Company.

Lucite International Holdco Limited and subsidiary companies (together referred to as “Lucite” or ''the Company’’) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

1	PRINCIPAL ACCOUNTING POLICIES

Refer to footnote 1 of the Financial Statements of Lucite International Group Holdings Limited

2	BUSINESS DESCRIPTION

Refer to footnote 2 of the Financial Statements of Lucite International Group Holdings limited

3	SEGMENTAL REPORTING

For a description of the Company’s business and an analysis of turnover, operating profit and capital expenditure attributable to each different class of business and a geographical analysis of turnover and tangible fixed assets, refer to footnote 3 of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Total assets less current liabilities attributable to each different class of business are as follows:

	2001	2002
	as restated

	£'m	£'m
Total assets less current liabilities

Upstream	360	336

Downstream	167	162

Net operating assets	527	498

Elimination of assets and liabilities that are not attributable to types of business:

Cash at bank and in hand	17	7

Deferred taxation asset	18	12

Bank and other borrowings (Note 16)	(43)	(46)

	519	471

4	COST OF SALES, GROSS PROFIT, DISTRIBUTION COSTS AND ADMINISTRATIVE EXPENSES

Refer to footnote 4 of the financial statements of Lucite International Group Holdings Limited.

5	EXCEPTIONAL OPERATING EXPENSES

Refer to footnote 5 of the financial statements of Lucite International Group Holdings Limited.

6	LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION

Refer to footnote 6 of the financial statements of Lucite International Group Holdings Limited.

7	STAFF COSTS

Refer to footnote 7 of the financial statements of Lucite International Group Holdings Limited.

8	NET INTEREST PAYABLE

Refer to footnote 8 of the financial statements of Lucite International Group Holdings Limited

9	TAXATION ON PROFIT/LOSS ON ORDINARY ACTIVITIES

Refer to footnote 9 of the financial statements of Lucite International Group Holdings Limited

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

10	INTANGIBLE FIXED ASSETS

Refer to footnote 10 of the financial statements of Lucite International Group Holdings Limited.

11	TANGIBLE FIXED ASSETS

Refer to footnote 11 of the financial statements of Lucite International Group Holdings Limited.

12	STOCKS

Refer to footnote 12 of the financial statements of Lucite International Group Holdings Limited.

13	DEBTORS

Refer to the footnote 13 of the financial statements of Lucite International Group Holdings Limited.

14	CREDITORS—AMOUNTS FALLING DUE WITHIN ONE YEAR

	2001	2002
	£'m	£'m

Bank and other borrowings (note 17)	13	17

Trade creditors	63	58

Finance leases (note 18)	1	—

Intra-Group financing	30	29

Other creditors	16	23

Accruals	18	21

	141	148

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

15	CREDITORS—AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

Refer to footnote 15 of the financial statements of Lucite International Group Holdings Limited.

16	BANK AND OTHER BORROWINGS

The Senior Credit Facilities as described in footnote 16 of the financial statements of Lucite International Group Holdings Limited are obligations of the parent companies of the Company. These credit facilities are reflected in the financial statements of the Company on a ''push down’’ basis as the Company’s assets are pledged as security against the Senior Credit Facilities. The remaining obligations as described in footnote 16 to the financial statements of Lucite International Group Holdings Limited are obligations of the Company. Refer to footnote 16 of the financial statements of Lucite International Group Holdings Limited for a complete description of Bank and Other Borrowings.

17	FINANCE LEASES

Refer to footnote 17 of the financial statements of Lucite International Group Holdings Limited.

18	PROVISIONS FOR LIABILITIES AND CHARGES

Refer to footnote 18 of the financial statements of Lucite International Group Holdings Limited.

19	CALLED UP EQUITY SHARE CAPITAL

	Number	£'m
Ordinary shares of £1 each	115,300,999	115

Share premium		27

		142

20	FOREIGN EXCHANGE AND INTEREST RATE DISCLOSURE

Refer to footnote 19 of the financial statements of Lucite International Group Holdings Limited.

21	NOTES TO THE CASH FLOW STATEMENT

(a)	Net cash inflow from operating activities

Refer to footnote 21(a) of the financial statements of Lucite International Group Holdings Limited.

(b)	Returns on investments and servicing of finance

Refer to footnote 21(b) of the financial statements of Lucite International Group Holdings Limited.

(c)	Capital expenditure and financial investment

Refer to footnote 21(c) of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(d)	Acquisitions and disposals

Refer to footnote 21(d) of the financial statements of Lucite International Group Holdings Limited.

(e)	Financing

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Movement in debt due within 1 year	(99)	(4)	(17)

Movement in debt due after one year	—	(15)	(6)

Exchange movement	—	—	—

Equity issue costs paid	(3)	—	—

Settlement of Exchange contract	(10)	—	—

Issue of debt due after more than one year	145	—	15

Debt issue costs paid	(5)	—	—

Cash (outflow)/inflow from financing	28	(19)	(8)

(f)	Analysis of net debt

	Cash at	Debt	Debt
	bank and in	due after	due within	Finance	Net
	hand	1 year	1 year	Leases	Debt
	£'m	£'m	£'m	£'m	£'m

At January 1, 2001	12	(362)	(33)	(5)	(388)

Cash flow	6	15	4	—	25

Other non-cash changes	—	12	(13)	—	(1)

Exchange movement	(1)	4	(1)	—	2

At 1 January 2002	17	(331)	(43)	(5)	(362)

Cash flow	(9)	(8)	14	—	(3)

Other non-cash changes	(1)	16	(17)	—	(2)

Exchange movement	—	(3)	—	1	(2)

At December 31, 2002	7	(326)	(46)	(4)	(369)

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2000	2001	2002
	£'m	£'m	£'m

Increase/ (decrease) in cash in the year	(13)	6	(9)

Cash flows from movements in debt and lease financing	(15)	23	5

Cash flows from inter-group financing	(26)	(4)	1

Exchange movement	(24)	2	(2)

Other non-cash changes	2	(1)	(2)

Movement in net debt	(76)	26	(7)

Opening net debt	(312)	(388)	(362)

Closing net debt	(388)	(362)	(369)

22	PENSIONS AND OTHER POST RETIREMENT BENEFITS

Refer to footnote 22 of the financial statements of Lucite International Group Holdings Limited.

23	RELATED PARTY TRANSACTIONS

Refer to footnote 23 of the financial statements of Lucite International Group Holdings Limited.

24	FINANCIAL RISK MANAGEMENT

Refer to footnote 24 of the financial statements of Lucite International Group Holdings Limited.

25	CONTINGENT LIABILITIES AND COMMITMENTS

Refer to footnote 25 of the financial statements of Lucite International Group Holdings Limited.

26	SUBSEQUENT EVENTS

Refer to footnote 26 of the financial statements of Lucite International Group Holdings Limited.

27	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

(a)	Approximate effect on the profit/loss for the financial year/period (net income) of differences between UK GAAP and US GAAP.

Refer to footnote 27(a) of the financial statements of Lucite International Group holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)	Approximate effect on and consolidated shareholder’s funds of differences between UK GAAP and US GAAP

	Notes	2001	2002

		£'m
		as restated	£'m

Consolidated shareholder’s funds under UK GAAP		121	97

Purchase accounting adjustments		(18)	(20)

Exchange revaluation of US intangibles		12	2

Pensions		7	(3)

Capitalisation of interest less amortisation		4	7

Capitalisation of loan arrangement fees		—	1

Deferred taxation		11	28

Shareholders’ funds under US GAAP		137	112

(c)	US GAAP cash-flow information

Refer to footnote 27(d) of the financial statements of Lucite International Group Holdings Limited.

(d)	Additional US GAAP disclosures

Refer to footnote 27(e) of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28	LIST OF PRINCIPAL SUBSIDIARY COMPANIES INCLUDED IN THE LUCITE INTERNATIONAL HOLDCO LIMITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2002

	Country of
	incorporation or
Company	registration	Percentage holding

Lucite International Dutch Overseas Holdco BV	Netherlands	100

Thai Poly Acrylic PLC	Thailand	59

Lucite International Japan Limited	Japan	100

Lucite International France SAS	France	100

Lucite International Netherlands BV	Netherlands	100

Lucite International Holland BV	Netherlands	100

Lucite International UK Limited	UK	100

Lucite International Newton Aycliffe Limited	UK	100

Lucite International Inc	USA	100

Lucite International Mexico SA de C.V	Mexico	100

Lucite International Holdco Limited	UK	100

Lucite International Canada, Inc	Canada	100

Lucite International UK Trader Holdco Limited	UK	100

Lucite International UK Overseas Holdco 1 Limited	UK	100

Lucite International Partnership Holdings Inc	USA	100

Lucite International Holdco Inc	USA	100

Lucite International Partner 1 limited	UK	100

Lucite International Partnerco 2 limited	UK	100

Lucite International South Africa (Pty) Limited	South Africa	100

Lucite International Asia Pacific Pte Limited	Singapore	100

Kaohsiung Monomer Company	Taiwan	60

Perspex Distribution Limited	UK	100

29	CONTROLLING PARTIES

Refer to footnote 29 of the financial statements of Lucite International Group Holdings Limited.