Form 20-F
period 2003-12-31
LUCITE INTERNATIONAL GROUP HOLDINGS LTD
filed 2004-04-01
CIK 1126706

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 333 - 12714

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

Yes ☒	No ☐

Indicate by check mark which financial statement items the Registrant has elected to follow:

Item 17 ☐	Item 18 ☒

TABLE OF CONTENTS Cont:-

TABLE OF CONTENTS Cont:-

TABLE OF CONTENTS Cont:-

		PAGE
	PART III
ITEM 17	FINANCIAL STATEMENTS	54
ITEM 18	FINANCIAL STATEMENTS	54
ITEM 19	EXHIBITS	54
Exhibit 12.1
Exhibit 12.2

PRESENTATION OF INFORMATION

The consolidated financial statements and the related notes thereto in this report have been prepared in accordance with UK generally accepted accounting principles (“UK GAAP”). UK GAAP differs in certain material respects from US generally accepted accounting principles (“US GAAP”). For a discussion of the significant differences between UK and US accounting principles with respect to our consolidated financial statements, see Note 26 to the audited financial statements at Item 18.

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

Market information or other statements presented in this report regarding our position relative to our competition, including market shares and industry statistics, are based upon internal company surveys; there can be no assurance as to the accuracy and completeness of this information. Internal company surveys reflect our best estimates based upon information we have obtained from customers or from trade or business organisations or associations or other sources within the industries in which we compete. Our market data has not been verified by independent sources.

The acquisition of a portion of ICI’s interest in Kaohsuing Monomer Co. Ltd (“KMC”) was not completed until September 1, 2001. The historical financial information included under “Selected Financial Data” (Item 3A) and “Operating and Financial Review and Prospects” (Item 5), therefore includes our interest in KMC during the twelve months ended December 31, 2000 and the eight months ended August 31, 2001, on an equity accounting basis. On September 1, 2001, the Company agreed with ICI to acquire the remaining 51% of the shares of the majority shareholder. As from September 1, 2001 KMC was fully consolidated into the results and net assets of the group.

Forward-Looking Statements

This report includes forward-looking statements based on our current expectations and projections about future events, including:

•	our high degree of leverage and significant debt service obligations as well as future cash flow and earnings;

•	our sales growth across our principal businesses and our strategy for controlling costs, growing margins, increasing manufacturing capacity and production levels and making capital expenditures;

•	raw material costs or supply arrangements;

•	our technological and manufacturing assets and our ability to utilize them to further increase sales and the profitability of our businesses;

•	our ability to retain existing and obtain new customers;

•	our ability to develop new products and technologies successfully;

•	the highly competitive nature of the acrylics industries;

•	risks related to environmental costs, liabilities or claims; and

•	currency fluctuations.

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

The table below sets forth selected historical combined (predecessor) and consolidated financial information for Lucite International as of and for each of the periods indicated. Our financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the significant differences between UK and US accounting principles, you should refer to Note 26 to the audited financial statements. You should read the data below in conjunction with the “Operating and Financial Review and Prospects” (Item 5).

	Predecessor -
	Combined	Successor – Consolidated
		For the
		period
	Nine months	October 1,
	ended	1999 to
	September	December		Year ended
	30,	31,		December 31,
In Millions	1999	1999	2000	2001	2002	2003
Profit and Loss Account Information:
Amounts in accordance with UK GAAP:
Group turnover	£379	£118	£560	£577	£582	£694
Cost of sales	(283)	(90)	(433)	(458)	(457)	(532)
Gross profit	96	28	127	119	125	162
Net operating expenses (a)(b)	(88)	(28)	(111)	(101)	(98)	(93)
Share of operating profit from joint venture	—	—	2	2	—	—
Group operating profit including joint venture	8	—	18	20	27	69
Net interest payable and similar charges	(10)	(8)	(40)	(28)	(29)	(37)
Profit/(loss) on ordinary activities after tax	(11)	(8)	(12)	(2)	—	26
Equity minority interest	1	—	—	(1)	(3)	(4)
Profit/(loss) for the financial year/period	(10)	(8)	(12)	(3)	(3)	22
Amounts in accordance with US GAAP:
Profit/ (loss) for the financial year/period	(13)	(16)	(8)	(1)	1	15
Balance Sheet information (at end of period)
Amounts in accordance with UK GAAP:
Current assets		181	180	185	182	212
Total assets		638	661	663	623	622
Creditors due after more than one year		(214)	(370)	(336)	(330)	(332)
Total debt (net of debt issuance costs)		331	369	344	343	340
Net assets		171	156	168	142	148
Share capital		175	175	175	175	175
Amounts in accordance with US GAAP:
Shareholder’s equity		163	172	170	145	137
Other Financial Information:
Amounts in accordance with UK GAAP:
Depreciation and amortisation	30	10	39	39	45	44
Capital expenditure and financial investment	(10)	(7)	(28)	(26)	(28)	(32)

NOTES TO SELECTED FINANCIAL DATA

(a)	Included in net operating expenses under UK GAAP are exceptional operating expenses. These expenses consist of restructuring, severance and relocation costs as follows; £5 million for the nine months ended September 30, 1999; £3 million for the period October 1, 1999 to December 31, 1999; £14 million for the year ended December 31, 2000, £4m for the year ended December 31, 2001 and £nil for the years ended December 31, 2002 and December 31, 2003. Further details of these exceptional operating expenses are included in Note 6 to the consolidated financial statements. Additionally, the £3 million and £9 million of severance and relocation cost expensed to the UK GAAP profit and loss account for the period October 1, 1999 to December 31, 1999 and for the year ended December 31, 2000 respectively has been included in the allocation of the costs of the acquisition of ICI Acrylics as a liability assumed under US GAAP.

(b)	Net operating expenses for the nine months ended September 30, 1999 include ICI allocated central management expenses of £3 million and ICI allocated pension expenses of £3 million.

Exchange Rate Information

Our reporting currency is the pound sterling. The following table sets forth, for the periods and dates indicated, information regarding the average daily rate for pounds sterling, expressed in dollars per £1.00. These rates were not used to prepare the financial statements included in this annual report.

Month	High	Low
February 2004	1.90	1.82
January 2004	1.85	1.79
December 2003	1.79	1.72
November 2003	1.72	1.67
October 2003	1.70	1.66
September 2003	1.66	1.57

Year ended December 31,	Average
2003	$1.63
2002	1.50
2001	1.44
2000	1.51
1999	1.61
Nine months ended September 30, 1999	$1.61
Three months ended December 31, 1999	1.62

On March 29, 2004 the exchange rate for pounds sterling, expressed in dollars per £1.00, was $1.82 per £1.00

B. CAPITALISATION AND INDEBTEDNESS

     NOT APPLICABLE

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

     NOT APPLICABLE

D. RISK FACTORS

Risks Relating to Our Capital Structure

Substantial leverage — Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

We have a significant amount of debt following the completion of the acquisition of ICI Acrylics and related transactions. The following chart shows total debt and shareholder’s equity as of December 31, 2003.

As of
December 31,
2003
Total debt (net of debt issuance costs)	£340 million
Debt excluding notes (net of senior debt issuance costs)	£167 million
Shareholder’s equity	£133 million

Our substantial debt could have important consequences to holders of the notes. For example, it could, amongst other things:

•	limit our ability to take advantage of significant business opportunities;

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, any future acquisitions, research, development and technology process costs and other general business requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

Control by funds managed by Charterhouse Capital Partners LLP (“Charterhouse”) — Our principal investors may have interests that conflict with the interests of holders of the notes and can take actions that prevent or hinder us from making payments on the notes.

In the event of a conflict of interest between holders of our notes and our principal investors, their actions could affect our ability to meet our payment obligations. Charterhouse have invested in the equity of Lucite International Limited, the holding company that owns Lucite International, and ultimately control the voting stock of all the companies that together conduct our business.

Charterhouse owns 78% of our common stock. This ownership gives Charterhouse significant elective control over our operations. Furthermore, Charterhouse has the power to elect all of the directors of our companies, to change their management, to approve any changes to their documents and to approve any mergers.

Goodwill — A change in the estimated useful life, or a write-off, of goodwill could negatively affect operating results and net worth.

A change in the estimated useful life of goodwill or the write-off of a portion of goodwill could negatively affect operating results and net worth. At December 31, 2003, goodwill totalled £78 million in accordance with U.K. GAAP, compared to U.K. GAAP net assets of £148 million. We have estimated the useful life associated with positive goodwill to be 20 years. However, subsequent changes in the acrylics industry, including competition and advances in technology, may in the future shorten the estimated useful life of goodwill or result in the write-off of a portion of goodwill. A shortening of the useful life or a write-off of a portion of goodwill could further decrease our earnings or increase our net losses in future periods.

Risks Relating to Business Operations

The chemicals industry is variable — Changing market demands and prices may negatively affect our operating margins and impair our cash flow, which in turn could affect our ability to make payments due under the notes.

Volatility in the chemical industry, market supply and demand and prices for raw materials may negatively impact our operating margins and cash flow. This, in turn, may impair our ability to make payments due under the notes.

Substantially all of our revenue is attributable to sales of methyl methacrylate (“MMA”) and MMA-related products, the prices of which have been historically variable and sensitive to relative changes in supply and demand, the availability and price of feedstocks and general economic conditions. Historically, the markets for some of our products have experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of capacity additions, resulting in oversupply and declining prices and margins. We do not know if prices will remain firm or decrease. In addition, we do not know if future growth in demand for MMA and MMA-related products will be sufficient to alleviate any existing or future conditions of excess industry capacity or that these conditions will not be sustained or further aggravated by anticipated or unanticipated capacity additions or other events. See the risk described under the caption “ The significant competition in the chemicals industry, whether through efforts of new and current competitors, or through consolidation of existing customers, may adversely affect our competitive position, sales and overall operations.”

Further, the prices for a large portion of our raw materials are similarly variable. Our ability to pass on increases in the cost of raw materials to our customers is, to a large extent, dependent upon market conditions. There may be periods of time in which we are not able to recover increases in the cost of raw materials due to weakness in demand or an oversupply of our products.

Our relationship with DuPont is critical to our business and if this relationship were to cease, our cash flow, margins and competitive position could be materially and adversely affected.

DuPont is our largest supplier and our largest customer and we rely on DuPont for various manufacturing services. If DuPont were to cease to be our supplier or were to cease sharing site services with us, our cash flow, margins and competitive position could be materially and adversely affected.

DuPont is our only supplier of hydrocyanic acid (“HCN”) in the United States. DuPont produces HCN for its own internal use and we are the only unaffiliated purchaser of its production. Our current HCN supply contract with DuPont expires in June 2008 with an evergreen clause thereafter unless terminated by either party.

DuPont is also our largest customer, generating approximately 7% of our total revenues. Several of our U.S. facilities are located within DuPont chemical complexes and are operated by DuPont under our direction and we share supplies and services at those sites with DuPont.

International operations — We are exposed to economic downturns and local business risks in several different countries, particularly in the United States, and they could adversely affect our profitability.

We derive substantial revenues from international operations, particularly the United States. If there is a further economic downturn in the United States and/or other countries in which we operate, our profitability may be adversely affected. Further, our subsidiaries have interests in substantial physical assets in several countries, including England, France, South Africa, Japan, Mexico, The Netherlands, Taiwan, Thailand and the United States and our new MMA facility under construction in China. Accordingly, our business is subject to risks inherent in international operations and we may experience reduced profitability from these operations. These risks include:

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

Because we generate a significant percentage of our revenues and a substantially lower percentage of our operating expenses in currencies other than the pound sterling (including the U.S. dollar), fluctuations in the value of the pound sterling against other currencies have had in the past, and may have in the future, a material effect on our turnover and operating margins. Our products are sold in over 100 countries. The results of operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into pounds sterling at the applicable exchange rates for inclusion in our combined (predecessor) and consolidated financial statements. The exchange rates between these currencies and the pound sterling in recent years have fluctuated significantly and may in the future fluctuate substantially.

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

We rely on DuPont in the Americas, BASF in Europe and China Petrochemical Development Corporation in Taiwan, our three main suppliers of HCN, for all of the HCN that we obtain from external sources. HCN is crucial to our MMA manufacturing process; there is only one external HCN supplier for each of our plants, with no ready alternative supplier. If any of these suppliers is unable to meet its obligations under present supply agreements, we may not be able to find alternative suppliers. However, we can invest to produce our own HCN and contract notice periods provide us with some protection to do so. In addition, some of the raw materials we use may become unavailable within the geographic area from which we now source our raw materials and there can be no assurance that we will be able to obtain suitable and cost effective substitutes. Any interruption of supply or any price increase of HCN or other raw materials could disrupt production or reduce our operating margins and thus have a material adverse effect on our business, financial condition or results of operations.

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

Our principal competitors vary from business to business and range from large international companies, such as Rohm & Haas, Degussa-Hüels AG (including Rohm GmbH) and AtoFina, to a large number of smaller regional companies of varying sizes.

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

Our future growth will depend on our ability to meet the technological and production requirements involved in producing large quantities of high-purity chemicals and complex chemical intermediates. For example, we currently use the acetone cyanohydrin (“ACH”) process to produce MMA, which may or may not be more cost-effective than competing processes, such as the isobutylene/tertiary butyl alcohol process, depending on raw material costs. We may fail in developing new products and/or technology or in gaining acceptance of these products by our customers. If we fail to keep pace with the evolving technological innovations in our markets, then our business, financial condition and results of operations may be materially and adversely affected.

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

We are not fully insured against all potential hazards incident to our business and the occurrence of any of these events could result in significant liability to us. Our operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of feedstocks, products and wastes. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil and criminal liabilities. These hazards include:

•	explosions;

•	fires;

•	inclement weather;

•	natural disasters including earthquakes;

•	mechanical failure;

•	unscheduled downtime;

•	transportation interruptions;

•	remediation; and

•	chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks.

We may face capacity constraints that would make us unable to meet increased product demands resulting from our growth and, consequently, our revenues and profits may suffer.

Our future growth and financial performance are dependent, in part, on our ability to increase our production capacity. During 2003 we have undertaken an investment to construct and operate a new MMA facility in China producing 100 kilotonnes of MMA a year (see Item 4A History and Development of the Company); this facility is expected to be on-stream by mid-2005 although there is no guarantee that the facility will be on-stream and operating to capacity by mid-2005. We are also currently looking at site options for a new production facility that would use our newly developed Alpha technology although this may not be in place in the near term. In addition we also have ongoing plans to expand the total production capacity of our existing plants through de-bottlenecking and modernising production technology but some of these capacity increases will not be in place in the near term. We may not be able to complete our planned capacity expansion at that time or at all, which could cause our revenues and profits to suffer.

Insurance cover – changes in the insurance market have resulted in the risk borne by the group increasing.

We insure our plant, equipment and other assets for property damage in the amount of approximately €1.3 billion with an insurance policy, which we believe to be in accordance with customary industry practices, including deductibles and coverage amounts. We also carry a business interruption policy in the amount of €658 million for specified events for up to 18 months (24 months for Beaumont and Memphis). In addition, we carry third party liability insurance. We remain subject to significant increased coverage excesses (deductibles) and additional exclusions for risks such as terrorism and earthquake loss.

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

During 2003 Lucite International Holdings Limited, a guarantor subsidiary of Lucite International Group Holdings Limited invested $8 million (£5 million) into Lucite International China Holdings Limited a company registered in the UK. Lucite International China Holdings Limited has invested these proceeds into a wholly owned foreign entity established in China for the purposes of constructing and operating an MMA facility in China valued at approximately $100 million. The $8 million was funded from part of the proceeds of an issue of €50 million 10¼% Senior Notes due in 2010 under an indenture dated June 25, 2003. A further $8 million (£5 million) investment was made in December 2003 by Lucite International Limited (the parent company of Lucite International Group Holdings Limited). The remainder of the equity investment ($23 million) will be made during 2004 and 2005 by Lucite International Holdings Limited, which will result in it holding 80% of the equity with the other 20% held by Lucite International Limited. The balance of the funding for the project will come from loans issued by a leading Chinese bank.

The registered offices of both companies are located at Queens Gate, 15-17 Queens Terrace, Southampton S014 3BP, United Kingdom and our telephone number is +44–23–8024-8150. Our agent in the United States is Lucite International, Inc., which is located at The Lucite® Centre, 7275 Goodlett Farms Parkway, Cordova, Tennessee, 38018, USA.

B. BUSINESS OVERVIEW

We are the leading global producer and seller of methacrylate monomers the most significant of which is MMA, the principal building block of Acrylic materials, with approximately 25% of the world acrylic monomer market, by volume. We classify this market as our “upstream” business. We also have leading positions in producing and selling acrylic-based sheet materials, polymers, resins and composites with leading brands such as Perspex® and Lucite®. We classify these markets as our “downstream” businesses. We are the only company in the methacrylates business to have production, research, marketing and selling facilities in the three principal acrylic markets: the Americas, Europe and Asia.

A network of 17 manufacturing facilities (including the new MMA facility currently under construction in China), which are located in ten countries support our upstream and downstream businesses. In 2003, our upstream business had £418 million in external sales (2002: £308 million) and our downstream business had £276 million in external sales (2002: £274 million), representing 60% and 40% of our total sales respectively (2002: 54% and 46% respectively). For additional disclosure regarding our sales, including a description of revenues in each of our main geographic markets, please see Note 3 to the financial statements of Lucite International Group Holdings Limited accompanying this report.

Products

Upstream Business

The principal products of our upstream business are methyl methacrylates, or MMA, and speciality methacrylates (“SpMAs”). Approximately 78% of external sales by our upstream business are attributable to MMA. We also produce a limited range of high-value SpMAs, which impart specific high performance properties to its end products, such as gloss and adhesion. We also sell liquid sodium cyanide mainly in the United Kingdom, which is used to produce detergents and as an ingredient in pharmaceuticals and agrochemicals.

•	MMA. We are the largest producer of MMA in the world. MMA is produced in liquid form and is the main building block of acrylic materials. Its commercial value derives from its ability to form resins and polymers with excellent transparency, colourability, strength, weatherability and recyclability. MMA in liquid form is used in a wide range of applications from paints and coatings to lubricants and textiles. We sell MMA to third party manufacturers and we also utilize it in our own downstream business. In 2003, we used approximately 22% of our MMA produced in our own downstream production.

•	SpMA. We have a leading position in the SpMAs market in the sectors in which we operate. SpMAs are usually manufactured by chemically modifying MMA to achieve specific desirable performance characteristics in their end uses. The majority of our SpMA production is used in the surface coating and automotive industry with the balance being used in the lubricants, inks and adhesives industries.

Downstream Business

Our downstream business uses the MMA we manufacture to produce and sell methacrylate-based polymers, resins, sheet and composites in thousands of variations.

Our production knowledge and expertise allows us to manufacture products with a large variety of aesthetic effects and functional properties for different customers, markets and applications.

Our main downstream product categories are the following:

•	Polymers: Polymers consist principally of MMA and are used to provide clarity, transparency, colourability, impact resistance and recyclability in end products. Although we focus on higher margin applications, such as architectural applications, films and optics, we also supply most of the key application segments, including automotive, construction, lighting, extrusion and housewares.

•	Resins: Resins are composed of MMA, SpMAs and other additives to provide weatherability, formability, gloss, adhesion and toughness in end uses. Resins are produced in a variety of liquid and solid formats, including beads. We manufacture only bead resins. In 2003, we were one of the leading producers of bead resins. We supply most of the key product areas, including marine and container coatings, inks, adhesives and electronics.

•	Acrylic Sheet: Acrylic sheet’s characteristics of optical transparency, colour, impact strength and resistance to weathering make it suitable for a wide range of applications including glazing, do-it-yourself, transportation, acoustics and lighting. The main variants for customising acrylic sheet are size, thickness, colour and surface effects. In baths, kitchens, and spas, we have a leading global position, with high-quality customers and premier brands in this market. We invented the acrylic bath concept in the early 1950s and continue to be the leading designer and innovator of new effects and functions.

•	Composites: Composites are manufactured from a selection of MMA, polymers, aluminium trihydride, quartz and silica. We sell composites in the form of a liquid dispersion which can then be moulded and cured at high temperatures for durability and desired aesthetic effects. We have also developed and taken to market a new cold cure process which allows us to cure at much lower temperatures, enabling us to compete with other materials as customers find the process of curing to be easier and lower cost. We have a leading position in the kitchen sink market in Europe, and in the bath and vanity basin market in Japan.

Many of our downstream products are sold under brand names and trademarks that are well known globally. Our best-known brands and trademarks include:

•	Lucite®, used especially in the bath and spa market. Lucite® was established more than 50 years ago by DuPont and enjoys particularly high brand recognition in the United States.

•	Perspex®, a long-established European brand used for signs and corporate imaging.

•	Lucite® TufCoat® used in architectural capping applications such as sidings for house construction, windows and doors.

•	Diakon®, a polymer primarily used in Europe in the automotive and appliance industries.

•	UltraQuartz®, a new brand that we believe has growth potential in the composites-based kitchen sink market.

•	Elvacite®, a well-recognised brand in the bead resins industry.

•	Colacryl™, used in dental prostheses and bone cement, significantly that used in hip replacement surgery.

Customers, Sales, Marketing and Distribution

Our major customers typically purchase MMA from us under multi-year contracts, with prices reset periodically based on general market conditions including raw material prices. Furthermore, most of these contracts grant us the right to sell a minimum percentage of the customer’s MMA requirements. Pricing for MMA is generally related to the market price for acetone and other raw materials as well as to demand. Customers generally negotiate on the basis of volume discounts, contract length and global reach.

Our customers include some of the largest paints and resins producers in the world, such as Dupont, Akzo Nobel, Avecia, Rohm and Haas and ICI; LCD flat panel screen manufacturers such as Chi Mei Optoelectronics; major manufacturers of kitchen, bath and spa products, such as American Standard; and sheet producers such as Plaskolite and Barlo.

Lucite International has long-standing relationships with many customers across a wide variety of acrylic end markets. Customers purchase most downstream products from us with individual customer specifications. Pricing for downstream products is generally related to demand for the end-use applications, quality, service innovation and brand needs.

For major markets and key product lines, we sell through our global network of sales and marketing personnel. For our general-purpose sheet, polymer and resin products and, including sales into developing markets and regions, we often use independent distributors. Distributors typically manage a range of sheet products and provide a service, such as selling our products in smaller quantities and cutting acrylic sheet, to the customers’ particular requirements. Our sales force is organised along upstream and downstream product categories.

Manufacturing Process

We currently produce MMA using the acetone cyanohydrin three-step process, commonly referred to in the chemicals industry as the “ACH” process, which is used for most of the production in the Americas and Europe. The primary alternative methacrylate production is the C4 process, a minimum two-step oxidation of a C4 raw material, favoured by Japanese producers. In 2003, we produced approximately 575 kilotonnes of MMA, which is an increase of 15% on last year.

We have found that our process of producing MMA is cost-effective, relative to other processes, especially when low-cost acetone and hydrocyanic acid are available locally in sufficient quantities. Our method has advantages over the C4 method in that it achieves greater economies of scale to efficiently compete.

We have patents to produce MMA using methods other than our three-step process:

•	We have developed a two-stage process to synthesise MMA from ethylene, methanol and carbon monoxide, which we refer to as our “Alpha” technology and which will enable us to produce MMA at attractive cost levels and without scale limitation. The pilot of this technology was commenced in 2001 and was completed at the end of 2002. We are currently in the process of formalising the design basis and evaluating production sites to determine the optimum location for the first commercial Alpha plant.

•	We purchased patents for an MMA process, which we refer to as our “Beta” technology, from Shell in 1997. Applying this process, we have the ability to convert methyl acetylene propadiene into MMA in a one-step process. With this technology, we could produce MMA in quantities from 40 to 50 kilotonnes per year at attractive cost levels

We use the continuous and batch processes to manufacture polymers, the batch process to manufacture resins and continuous cast, cell cast and extruded processes to manufacture acrylic and other sheet.

Raw Materials and Suppliers

We purchase goods and services from a wide range of suppliers. In 2003, the top ten suppliers accounted for approximately 45% of supplies by value (2002: 46%).

Prices of each of our raw materials depend on different factors. The pricing of methanol is very competitive, because it is readily available from a number of suppliers. The price of HCN has been the least susceptible to fluctuations in economic conditions, as it is determined by long-term contracts with each of our three external suppliers. However, the price may be affected by natural gas prices which have been more volatile over the last few years. The price of acetone is closely linked to the demand for phenol, as acetone is a by-product of phenol production.

Intellectual Property Rights

Proprietary protection of our processes, apparatuses and other technology and inventions is important to our business. We own approximately 80 patent families and we have approximately 900 individual granted or pending patent applications. More than 70 products have been commercialised since 2000. We also rely upon un-patented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position.

We believe that branding in the downstream businesses is important and we currently own over 30 active brands. Our key brands and trademarks include: Lucite®, Perspex®, Elvacite®, Colacryl®, Diakon®, Asterite®, Prismex® (which we market under license) and ModenGlas®, for which we have extensive geographical trademark rights.

Competition

The MMA business is characterised by a small number of major competitors, most of whose MMA production is for internal use. We believe that we have the largest market share and none of our competitors presently has a comparable MMA production capacity or geographic spread. Our competitors include Rohm & Haas, Degussa-Hüls AG, Mitsubishi Rayon Co., Ltd., Asahi Kasei, Sumitomo and Atofina. Moreover, there are only a few volume SpMAs producers, including Rohm & Haas, Degussa and Mitsubishi Rayon Co., Ltd. The primary factors for competition in the MMA and SpMAs markets are price, quality, service and reliability of supply.

Competition in the downstream market is fragmented and there are many non-vertically integrated manufacturers. We compete based on service, product innovation and price.

Relationship with DuPont

Since 1993, when our predecessor acquired DuPont’s US acrylics business, including an MMA plant in Beaumont, Texas, an MMA plant and an acrylic continuous cast sheet plant in Memphis, Tennessee, and an MAA and SpMA plant in Belle, West Virginia, DuPont has been a major customer of and supplier to our business. DuPont supplies 100% of our requirement for HCN in the manufacture of ACH and MMA at our Memphis and Beaumont facilities and 100% of our requirement for ACH at our Belle facility. All of the HCN we purchase from DuPont is manufactured at their Memphis and Belle facilities. Our supply contracts with DuPont extend through June 2008.

In addition, DuPont supplies methanol, natural gas and other goods and services to our Beaumont and Memphis facilities. All of the facilities acquired from DuPont remain located within shared chemicals complexes. Our facilities rely on services provided by DuPont pursuant to service agreements. Supplies and services, which are integral to the complex, are contracted until June 30, 2008 with evergreen clauses thereafter unless terminated by either party. These supplies and services include utilities, steam, natural gas, nitrogen, plant protection, water, fire protection and railroads. In addition, DuPont operates some of our facilities on our behalf, providing all site services and labour. We believe that we have good relationships with DuPont and currently intend to continue all of our existing arrangements with DuPont.

We supply a range of products, including MMA, methacrylic acid, SpMAs and resins to DuPont in the United States. Although our contract expired in June 2003 we continue to provide products to DuPont under a letter of intent with regard to a new three-year contract which we expect to finalise during 2004.

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

Legal Matters

On March 25, 2003, the Company received notification that the European Commission is investigating Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. Such investigation is a preliminary step and does not imply that the Company has engaged in any unlawful activities relating to anti-competitive practices. There is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defence and by the Commission’s procedures. Lucite International Limited is co-operating fully with the European Commission on these matters. It is not possible at this stage to estimate what the outcome of this investigation will be.

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

£175 million
shareholder investment
Lucite International Limited
(a)
(UK)
£5 million Deep
Discounted
Bond drawn (g)
£35 million Deep
Discounted Bond facility
Lucite International
China Holdings Limited
(UK) (h)
Lucite International
Group Holdings Limited(b)
(UK)
Lucite International
(China) Chemical
Industry Co Ltd (i)
Lucite International
Investment Limited (b)(c)(d)
(UK)
$85 million revolving credit facility (e)
£95 million term loan A
£70 million term loan B
£50 million term loan C
€250 million
senior notes
Lucite International
Holdings Limited (b)(c)(d)
(UK)
Lucite
International
Finance plc
Lucite International
Holdco Limited
(b)(c)(d)
(UK)
Lucite International
Finco Limited
(UK)
Operating
Subsidiaries (f)

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

(g) £5 million drawn on Deep Discounted Bond by Lucite International Limited for investment in new MMA facility in China. £35 million facility in place at December 31, 2003 to be drawn down in the event of any covenant breach. Facility expires 30 days from issuing the covenant report for the year ended December 31, 2003.

(h) An unrestricted subsidiary, the ultimate ownership, when funding is completed during 2005, will be 80% owned by Lucite International Holdings Limited and 20% owned by Lucite International Limited.

(i) A wholly owned foreign enterprise established to construct and operate a facility producing MMA for the Chinese market.

A full listing of significant subsidiaries is provided in Note 28 to the financial statements.

D. PROPERTY, PLANTS AND EQUIPMENT

Properties and Manufacturing Facilities

We produce our upstream and downstream products at 16 plants in 9 countries (excluding the new MMA facility in China which is currently under construction). The following chart provides information regarding the production capacities of our plants (assuming no shutdowns during the year) and, unless otherwise noted, we own the plant site and facilities.

		Nominal Upstream Capacity	Nominal Downstream Capacity
Site	Products	(in kilotonnes per year)	(in kilotonnes per year)
Beaumont TX (US)	MMA	146	—
Belle WV (US) (a) (d)	SpMA	57	—
Billingham (UK)	MMA	204	—
	SpMA	41	—
	Liquid sodium cyanide	30	—
	Polymer	—	3
Clairvaux (France)	Cast acrylic sheet	—	2
Darwen (UK)	Cast acrylic sheet	—	31
	Composites	—	5
Ibaraki (Japan)	Composites	—	7
Kaohsiung (Taiwan) (b)	MMA	96	—
Memphis TN (US)	MMA	161	—
	Cast acrylic sheet	—	19
Monterrey (Mexico) (d)	Extruded acrylic sheet	—	6
Newton Aycliffe (UK)	Polymers and resins		3
Olive Branch MS (US)	Extruded acrylic sheet	—	39
	Polymers and resins	—	39
Parkersburg WV (US) (a) (d)	Polymers and resins	—	13
Presidents Island, Memphis, TN (US)	Polymers and resins	—	11
Umbogintwini (South Africa)	Cast acrylic sheet	—	6
	Extruded acrylic sheet	—	1
Rozenburg (Netherlands) (e)	Polymers and resins	—	20
Bangkok Thailand (c)	Cast acrylic sheet	—	8
	Extruded acrylic sheet	—	7
Total		735	220

(a)	DuPont currently operates these facilities on our behalf pursuant to a service agreement.

(b)	We own approximately 60% and another shareholder owns the remaining 40% of this facility.

(c)	We own 59% of this facility and East Asiatic (Thailand) Co Ltd owns 19.5%.

(d)	Plant site and facilities leased by Lucite International.

(e)	Site services provided by Huntsman.

In late 2003 we invested in a newly formed subsidiary in China. This subsidiary will be a joint venture between Lucite International Limited and Lucite International Holdings Limited and will construct and operate a facility producing MMA for the Chinese market. The facility’s initial capacity will be approximately 100 kilotonnes per year, compared to our global capacity of approximately 607 kilotonnes as of December 31, 2003. Our total equity investment in the facility is expected to be approximately $39 million in cash. We will also licence certain technology to the joint venture, for which Lucite International UK Limited (an operating subsidiary of Lucite International Group Holdings Limited) will receive cash payments totalling approximately $8 million less 10% withholding tax. These cash payments will be used to repay amounts previously drawn under our revolving senior credit facility resulting in a net investment of $32 million in the MMA facility in China. The facility will be constructed within the Caojing Chemical Industrial park in close proximity to the SECCO plant (a joint venture between BP and Shanghai Petrochemical Corporation), which will produce HCN required as feedstock for the facility. We expect the facility to commence operations in mid-2005. The China investment will consolidate what we believe to be our market-leading position in that country by using proven technology to create mainland China’s first world-scale MMA plant. The opportunity to invest alongside SECCO will give us a first mover advantage in the fast growing Chinese MMA market and an ability to strengthen and expand key customer alliances.

We believe that our plants and facilities are maintained in good condition and are adequate for our current needs.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We have two core operating segments our upstream segment and our downstream segment.

Upstream

The upstream segment produces both MMA and SpMAs (monomers), which are the chemical building blocks for the production of acrylics. These products are currently manufactured at facilities located in the Americas, Europe and Asia.

Approximately 20 – 25% of our upstream production is used internally in our downstream business while approximately 75 – 80% is sold into the merchant market to manufacturers of paints, coatings, adhesives, sealants, inks and other acrylic products.

The key drivers of the upstream segment include the following:

•	the purchase prices of the key raw materials;

•	ability to pass on raw material price increases through to MMA prices;

•	downstream demand for monomers from both our own downstream operations and our external customer base;

•	industry supply and demand; and

•	the relative cost-competitiveness of our manufacturing facilities.

Raw materials have, during the past five years, accounted for approximately 70 – 80% of the cost of monomer production. Acetone constitutes the principal raw material used in the production of MMA and has been an important factor in setting our MMA selling prices. Natural gas and ammonia are also important feedstocks to the production of the intermediate HCN.

An increase to key raw material prices such as acetone, natural gas, ammonia and to a lesser extent methanol can have a large impact on our profitability. These raw materials during the year ended December 31, 2003 increased to unprecedented levels, see Item 5A, Operating Results, for further comment. Historically, we have been able to pass on to our customers most of the changes in monomer raw material prices although typically there has been a three to six month lag. Through 2003 material customer contracts were renegotiated in the United States, which will allow the business to be more responsive to changes in the supply and demand balance and movements in raw material prices.

Downstream demand for monomers from both our own downstream operations and our external customer base is driven by consumer demand for end-use products and linked to improvements in living standards. This demand will vary reflecting the different economic conditions within regions.

In times when demand is strong, as it was during 2003, supply becomes tight. Most major production facilities have already been de-bottlenecked in order to release additional capacity so spare capacity is not readily available. Barriers to entry into the market exist due to technology, the lead time to construct a cost effective manufacturing facility, availability of feedstock and access to customers. In the year ended December 31, 2003 our business performance was enhanced compared to the year ended December 31, 2002 due to an excellent operating performance by the manufacturing facilities and removal of supply constraints that were experienced during 2002 despite high market prices of feedstocks.

During 2003 we have undertaken an investment to construct and operate a new MMA facility in China producing 100 kilotonnes of MMA a year; this facility is expected to be onstream by mid 2005. We are unaware of any other similar investments in China by competitors and are aware of only two other potential capacity increases amounting to approximately an additional 185 kilotonnes due to come on-stream between 2004 and 2008. For these reasons and with year on year growth it is expected that the current demand position will be sustainable at least for the medium term.

We have found that our process of producing MMA using the ACH process is cost-effective relative to other processes and achieves greater economies of scale than the C4 method favoured by Japanese producers. We have also developed a new patented two-stage process to synthesise MMA from ethylene, methanol and carbon monoxide which we refer to as our ‘Alpha’ technology and which will enable us to produce MMA at attractive cost levels and without scale limitation. We are currently evaluating a number of production sites to determine the optimum location for the first commercial Alpha plant.

Downstream

The downstream segment produces methacrylate materials in various forms, which include acrylic sheet in a variety of forms, polymers, resins and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold in over 100 countries.

During 2003 downstream product prices have increased, reflecting higher monomer (upstream) prices, but competitive price pressure within the sector has resulted in some margin pressure.

Key drivers for the downstream business include:

•	economic growth rates because changes in demand for our downstream products generally follow changes in gross domestic product and improving living standards. End uses for methacrylate materials span a wide range of industry sectors including transportation and automotive, architecture, surface coatings and household appliances and fittings;

•	demand and margins may vary due to the different economic conditions in different geographic regions;

•	the selling price of upstream materials;

•	branding and product mix; and

•	the competitive nature of the different market sectors as this will determine the ability to pass on higher raw material costs within the selling price.

Methacrylate monomers represent approximately 75% to 85% of the cost of raw materials used in the production of downstream products during 2003; this is an increase from approximately 65% to 75% during 2002 and 2001 as a result of higher average MMA prices during 2003.

An increase to the selling price of methacrylate monomers can be passed on to customers depending upon the relative competitiveness of the different market sectors. In the higher margin or less competitive markets it is easier to pass on the higher raw material costs than it is in the lower margin or more competitive markets. Some margin deterioration may therefore occur in these market sectors when raw material prices are increasing significantly.

Product mix is also a key driver of profitability due to the diversity of the end uses for our product range from medical applications and kitchens, bathrooms and spa products to retail signage and LCD screens. Each market sector can vary significantly in its profitability depending upon the end use of the product. As demand follows changes in gross domestic product and living standards, the relative mix of products sold will also change to meet this demand. In times when living standards are improving, the mix will reflect more of the higher margin products such as kitchen, bathroom and spa products arising from new house building and home improvement or acrylic resin used in dental and medical sectors or acrylic polymer used in the architectural capstock market. This change in product mix will improve the profitability of the downstream sector.

Our strong research and development activities support our innovation and keep branding a strong feature of our downstream business. Rapid and timely market-led innovation is vital to sustaining and growing existing branded market positions as well as developing new brands in new markets. New business development is important in order to extend the reach of acrylic material into new markets and applications and thus increase further growth opportunities.

Ongoing cost savings and margin enhancing projects:

In addition to specific reorganisation programmes undertaken in Europe and the United States we have a number of ongoing cost saving and margin enhancing projects including;

•	volume discounts on raw material purchases;

•	continued focus on higher margin and high value-added specialty products;

•	efforts to optimise purchased services;

•	creation of a new subsidiary, Perspex Distribution Limited, established to promote the Perspex™ brand and increase customer choice in the United Kingdom; and

•	More efficient overhaul programmes: for example our MMA facility in Memphis moved from a two to three year overhaul frequency representing a productivity improvement compared to past periods.

Currency Impacts

Our operations are conducted in a large number of countries. The results of operations and the financial position of these operations are reported in the relevant foreign currencies and then translated into pounds sterling at the applicable exchange rates for inclusion in our financial statements. The exchange rates between these currencies and the pound sterling in recent years have fluctuated significantly and may in the future fluctuate substantially; this is particularly the case in 2003 for the translation of our dollar-denominated operations. We generate a significant percentage of our revenues and a substantially lower percentage of our operating expenses in currencies other than the pound sterling and so fluctuations in the value of the pound sterling against other currencies have had in the past, and may have in the future, a material effect on our turnover and operating margins as reported in pounds sterling. (See Item 5A, Operating Results, for details of the currency impact on the year ended December 31, 2003.)

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

Within the calculation of the value of net assets, we have made estimates to allow us to split any non product-specific cash flows back to upstream and downstream products.

The calculation requires us to make estimates concerning future cash flow of the business based on future expected sales prices and future expected feed stock prices. These estimates are made using long-term forecast information for the business and are based on our best view of future market conditions. The chemical industry is however variable and changing market demands and prices may impact on these future projections of cash flow. Substantially all of our revenue is attributable to sales of MMA and MMA-related products, the prices of which have been historically sensitive to relative changes in supply and demand and the availability and price of feedstocks. Our ability to pass on higher feedstock prices is to a large extent dependent upon market conditions and thus impacts on our future cash forecasts.

The calculation discounts future cash flow at an appropriate discount rate for the Company based on the financial structure that we have in place. We have used an average discount rate of 8% based on the weighted average cost of capital of a number of companies of similar structure within our industry. We have conducted a sensitivity review on the numbers calculated and found that a 2% increase in the discount factor does not give rise to any impairment in any of the segments considered. We have also conducted a sensitivity review on the future cash flows and found that a 10% reduction in our cash flows as anticipated in the calculation would not give rise to any impairment in any of the segments considered.

This policy is considered to be a critical accounting policy, as impairment charges recorded in the profit and loss account would have a significant impact on net profit.

Recognition of revenue

Revenue recognition - products with shipping terms

For arrangements where we ship goods to our customers it is our business practice to organise the shipping and arrange the insurance for the products on behalf of our customer. Our terms of business are such that title to the goods passes to our customers at the port of loading once the goods have passed the ship’s rail. It is at this point that we recognise revenue on those goods as it is at this point that both title and the risks and rewards of ownership transfer to our customers.

We believe the risks and rewards of ownership transfer to our customers at this point for the following reasons:

•	the insurance document ‘travels’ with the goods and it is therefore the holder of the policy that will claim under the policy should a claim arise. We would therefore never be the holder of the document in the event the products are lost, damaged or otherwise impaired in transit;

•	the insurance terms are such that should there be a claim under the policy then in all circumstances the claim will be made by our customers and not by us;

•	we have no obligation in respect of either the insurance contract or the sales contract to replace the products should they be lost, damaged or otherwise impaired in transit;

•	we have no obligations either under the terms of the insurance contract or the sales contract to reimburse our customers in the event that the goods are lost, damaged or otherwise impaired in transit; and

•	It is our customary business practice not to reimburse our customers or replace our products in the event that the goods are lost, damaged or otherwise impaired in transit.

We believe that our revenue recognition policy for our shipped products is a significant accounting policy as a large amount of our revenue is earned in this way. This policy has been applied consistently in all reporting periods.

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

Depreciation charged on plant and machinery represents the majority of the annual depreciation charge. The current policy for plant and machinery is to capitalise it over 10 to 20 years. The average life of our assets is approximately 16 years, which we believe to be consistent with industry norms and conservative given the full programme of revenue and capital maintenance that we undertake. Based on current plans and usage we do not envisage any scenario where we would be required to reduce asset lives and hence increase our depreciation charge.

This policy is considered to be a critical accounting policy since the depreciation charges are a significant component of net profit and so variation in these charges would have a significant impact on net profit.

Pension liabilities

The amounts recognised in the financial statements related to pension and other post-retirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could be settled at December 31, 2003, rate of increase in future compensation levels and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 22 to the financial statements.

The expected long-term rate of return on assets is developed with input from independent, professionally qualified actuaries who base these assumptions on broad equity and bond indices. The long-term rate of return assumption used for determining net periodic pension expense for 2003 was 8.5% for the US Scheme and 6.6% for the UK scheme. The rates used to determine net periodic pension expense for 2004 are 8.2% for the US scheme and 6.6% for the UK scheme subject to any changes from the forthcoming actuarial valuation. These rates have been discussed with the actuaries and we believe that based on our mix of equities and bonds and the inflation assumptions used that the rates applied are appropriate. Future actuarial pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in the pension plans.

The discount rates used for determining future pension obligations are based on long-term high quality corporate bonds. The discount rate used to value the US liabilities reduced from 6.75% at December 31, 2002 to 6.25% at December 31, 2003. The discount rate used to value the UK liabilities under SSAP 24 was 4% at December 31, 2002 and 4% at December 31, 2003.

The assumption for the long-term rate of increase in compensation levels remained at the same level for the US scheme at 4.5% and was increased in line with inflation for the UK scheme to 2.6%.

The fair value of the US scheme assets increased from £28 million at December 31, 2002 to £31 million at December 31, 2003 including adverse exchange movements of £3 million. The fair value of the UK scheme assets increased from £47 million at December 31, 2002 to £62 million at December 31, 2003. These increases in the scheme asset values reflect improving investment performance during the year ended December 31, 2003. For the UK scheme these are used to determine the charge under US GAAP but are not relevant for the charge under UK GAAP.

The fair value of the US scheme liabilities remained unchanged from December 31, 2002 at £58 million for December 31, 2003 including favourable exchange movements of £7 million. The fair value of the UK scheme liabilities increased from £72 million at December 31, 2002 to £100 million at December 31, 2003. These increases in the scheme’s liabilities reflect a deterioration in the AA bond rate used to discount the liabilities during the year ended December 31, 2003. For the UK scheme these are used to determine the charge under US GAAP but are not relevant for the charge under UK GAAP.

An actuarial valuation of the UK scheme is due to be finalised in early 2004 which will lead to a change in funding into the pension fund for the year ended December 31, 2004 based on the provisions of SSAP 24. The Company does not expect significant additional cash contributions to be required for either the US or the UK plans in 2004.

This policy is considered to be critical since changes in pension assumptions could have a significant impact on the Company’s reported net profit.

Deferred tax

Deferred tax assets arise from short-term timing differences between the financial statements and the tax base of the group’s assets and liabilities. The extent to which we recognise deferred tax on losses is dependent on the assumptions concerning the future taxable profits of the business against which the losses can be relieved. We have not recognised losses where we do not believe that we will relieve them within a reasonable time horizon.

Net deferred tax assets under UK GAAP amounted to £6 million at December 31, 2003, relating to excess of losses and short term timing differences over accelerated capital allowances. If we do not make the profits that we expect to make in the foreseeable future, a re-estimate of recoverable deferred tax assets will be required and may result in a deferred tax charge of up to £6 million.

During the year ended December 31, 2003 under UK GAAP we did not recognise additional losses generated in the United States of £1.2 million and short-term timing differences of £4.8 million due to the uncertainty of relieving these losses within a reasonable time frame. If we had recognised these additional deferred tax assets our taxation charge would have been £6 million lower for the year ended December 31, 2003.

A. OPERATING RESULTS

The results of operations for the year ended December 31, 2001 include our interest in the results of the Kaohsiung Monomer Company (KMC) on an equity accounting basis until September 1, 2001. At this date we acquired an additional shareholding in KMC taking our total shareholding to 60% and have fully consolidated KMC from this point onwards.

The following table shows historical turnover and operating profit for our principal businesses for the three years ended December 31, 2003.

	Year ended December 31, £ million
	2001	2002	2003
Turnover:
Upstream	374	402	511
Downstream	298	274	276

	672	676	787
Interclass eliminations	(95)	(94)	(93)

Total turnover	577	582	694

Operating profit:
Upstream	16	12	55
Downstream	6	15	14

	22	27	69
Exceptional operating expenses	(4)	—	—
Share of Joint Venture Earnings	2	—	—

Total operating profit	20	27	69

Year ended December 31, 2003 compared to the year ended December 31, 2002

Turnover

	Year ended				Year ended
	December 31,				December 31,
	2002	Exchange	Volume/Mix	Price	2003
	£m	£m	£m	£m	£m
Total turnover	582	(31)	51	92	694
Percentage increase/(decrease)		(5%)	8%	16%	19%
Upstream turnover (i)	402	(27)	43	93	511
Percentage increase/(decrease)		(7%)	11%	23%	27%
Downstream turnover (i)	274	(8)	(8)	18	276
Percentage increase/(decrease)		(3%)	(3%)	7%	1%

(i) Upstream and downstream amounts include intra-company sales

Turnover for the year ended December 31, 2003 has been affected adversely by the translation impact of the weaker dollar during the year ended December 31, 2003 (average rate for the year: $1.63 to £1.00) compared to the year ended December 31, 2002 (average rate for the year: $1.50 to £1.00). Approximately half of our sales are generated from the US operations with another 20% generated within Asia where exchange rates are strongly linked to the US dollar.

Demand for methacrylate products has increased during the year ended December 31, 2003 led by strong consumer demand in Asia and to a lesser extent in the United States and Europe. This has led to improved sales volumes particularly in the upstream business during the year ended December 31, 2003 where volumes have increased by approximately 8% compared to the year ended December 31, 2002.

Raw material prices have increased to unprecedented levels during the year ended December 31, 2003 particularly acetone and natural gas. This increase in raw materials has been passed through to the MMA price subject to the normal contract lags of between three and six months. The increase in raw materials coupled with a stronger demand for MMA continued the trend seen in the latter half of 2002 and has resulted in higher upstream prices for the year ended December 31, 2003 compared to the year ended December 31, 2002.

Improvement in the downstream business volumes (approximately 1% higher volumes compared to the year ended December 31, 2002) has been offset by product mix effects during the year ended December 31, 2003 when compared to the year ended December 31, 2002.

Downstream prices have also increased during the year ended December 31, 2003 due to higher feedstock prices. The ability to pass these higher feedstock prices into downstream products is a function of the relative competitiveness of each downstream market and time. Although most of the price increases have been passed on there has been some adverse impact on downstream profitability during the year ended December 31, 2003.

Cost of sales

				Raw material
	Year ended			prices net of	Year ended
	December 31,			production	December 31,
	2002	Exchange	Volume/Mix	cost savings	2003
	£m	£m	£m	£m	£m
Total cost of sales	457	(29)	45	59	532
Percentage increase/(decrease)		(6%)	9%	13%	16%
Upstream cost of sales	339	(24)	34	59	408
Percentage increase/(decrease)		(7%)	10%	17%	20%
Downstream cost of sales	212	(7)	—	12	217
Percentage increase/(decrease)		(4%)		6%	2%

Cost of sales for the year ended December 31, 2003 has been affected favourably by the translation impact of the weaker dollar during the year ended December 31, 2003 compared to the year ended December 31, 2002.

Approximately half our production is generated from the US operations with another 20% generated within Asia where exchange rates are strongly linked to the US dollar.

Raw material costs were at unprecedented levels during the year ended December 31, 2003, leading to a large price variance within cost of sales for the upstream business arising from higher costs of acetone, natural gas and methanol.

The increase in demand for monomers during the year ended December 31, 2003 has lead to a volume increase in cost of sales for the upstream business as production is stepped up to meet sales demand.

As MMA represents approximately 75% to 85% of the raw material cost for our downstream business the increased MMA prices during the year ended December 31, 2003 have had an adverse effect on the cost of sales for our downstream business.

Net operating expenses

	Year ended
	December 31,			Year ended
	2002	Exchange	Cost savings	December 31, 2003
	£m	£m	£m	£m
Total operating expenses	98	(3)	(2)	93
Percentage increase/(decrease)		(3%)	(2%)	(5%)
Upstream operating expenses	51	(2)	(1)	48
Percentage increase/(decrease)		(4%)	(2%)	(6%)
Downstream operating expenses	47	(1)	(1)	45
Percentage increase/(decrease)		(2%)	(2%)	(4%)

Operating costs for the year ended December 31, 2003 has been affected favourably by the translation impact of the weaker dollar during the year ended December 31, 2003 compared to the year ended December 31, 2002.

Cost savings from previous restructuring plans and ongoing cost initiatives in both the upstream and downstream segments resulted in a net 2% saving in costs for the year ended December 31, 2003 when compared to December 31, 2002.

Net interest payable and other charges

£m
Interest charged for the year ended December 31, 2002	29
Exchange movement	7
Additional interest on €50 million high yield notes	2
Lower interest on senior debt	(1)

Interest charged for the year ended December 31, 2003	37

There was an adverse foreign exchange movement of £8 million relating to external debt not hedged by foreign currency assets for the year ended December 31, 2003 compared to a £1 million adverse movement for the year ended December 31, 2002.

The issue of €50 million of additional high yield notes during June 2003 has resulted in an additional approximately £2 million of interest for the year ended December 31, 2003 compared to the year ended December 31, 2002.

Voluntary prepayments made against our senior debt during 2003 from the proceeds of the €50 million high yield notes issued in June 2003 has resulted in a lower interest charge on our senior debt for the year ended December 31, 2003 compared to the year ended December 31, 2002 of approximately £1 million.

Taxation on Loss on Ordinary Activities

The taxation charge on the profit/(loss) on ordinary activities increased by £8 million from a taxation credit of £2 million for the year ended December 31, 2002 to a taxation charge of £6 million for the year ended December 31, 2003. This is as a result of better trading, particularly in Asia, as tax losses brought forward in the United States and UK and unutilised capital allowances in the UK negate the tax charges for these fiscal entities.

Equity Minority Interests

Equity minority interests increased £1 million from £3 million for the year ended December 31, 2002 to £4 million for the year ended December 31, 2003. This is due to an improvement in profit after tax at KMC, our 60% owned subsidiary in Taiwan, for the year ended December 31, 2003.

Year ended December 31, 2002 compared to the year ended December 31, 2001

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

Net interest payable and other charges

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

Key financial data excluding the costs of building the new MMA facility in China

During the latter part of 2003 Lucite International (China) Chemical Industry Company Limited was formed as a wholly owned foreign entity for the purpose of constructing and operating an MMA facility within China (the China project). The results of Lucite International (China) Chemical Industry Company Limited have been fully consolidated into the results of Lucite International Group Holdings Limited for the year ended December 31, 2003.

In order to compare data on an historical basis the following is a summary of key items excluding the costs of the China project:

Year ended December 31, 2003

	Including new	New China	Excluding new
	facility in China	facility	facility in China
	£m	£m	£m
Revenue	694	—	694
Operating profit	69	—	69
Fixed Assets	410	5	405
Cash	30	6	24
Total Debt	340	—	340
Capital expenditure (cash flow)	(32)	(4)	(28)

As debt is incurred in Lucite International China Chemical Company Limited this will be ring-fenced from the remainder of the group and secured solely on the assets of Lucite International (China) Chemical Company Limited.

Recent US accounting pronouncements

On January 17, 2003, the Financial Accounting Standards Board (“FASB” or the “Board”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which was amended in December 2003 when the FASB issued FIN 46-R. Under the interpretation, as amended, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. FIN 46-R will be effective for the Company from January 1, 2004. The statement is not expected to have a material impact on the results of operations and financial position under US GAAP.

On November 25, 2002 the FASB issued FASB Interpretation No. 45 (“FIN 45” or the “Interpretation”), Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5 (FAS 5), Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Interpretation’s provisions for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The guarantor’s previous accounting for guarantees that were issued before the date of FIN 45’s initial application may be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The Company has adopted the disclosure requirements for the fiscal year ended December 31, 2003 as disclosed in Note 26(f) to the financial statements. There was no measurable impact on the financial statements of the full adoption of FIN 45 for the year ended December 31, 2003.

In January 2004, the FASB issued FASB Staff Position (“FSP”) 106-1, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a postretirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. As such, as a result of the absence of such guidance, any measures included in these financial statements of the accumulated postretirement benefit obligation (APBO) or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Authoritative guidance, when issued, could require a change in previously reported information.

Recent UK accounting pronouncements

In November 2000 the ASB issued Financial Reporting Standard No. 17, “Retirement Benefits"(“FRS 17”). FRS 17 requires pension scheme assets to be measured at market value and pension scheme liabilities to be measured using specified actuarial methods using a corporate bond rate. The resulting surplus or deficit should be immediately recognised in the balance sheet. In the annual financial statements additional analysis was provided in accordance with FRS 17 for which disclosure requirements have been implemented progressively during the previous and current financial years in accordance with the provisions of that standard. Full implementation of the standard has been postponed until 2005.

International Financial Reporting Standards (“IFRS”)

The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with IFRS rather than the existing national GAAP. The regulation takes effect for the accounting periods beginning after January 1, 2005 and consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the year ended December 31, 2005.

We are currently evaluating the areas that will be most affected by the adoption of IFRS, including assessing the impact on our underlying systems and financial statements and our US GAAP reconciliations.

B. LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of liquidity

Our main sources are cash are from operating activities and from financing activities. This liquidity is then used to service our debt by way of interest payments and principal repayments and to support our capital assets by means of capital expenditure. Fifty percent (twenty-five percent if our leverage ratio is below 2.5) of any additional cash generated over and above these requirements must be applied to repay amounts payable under our Senior Credit facilities. No cash was paid back to the banks under these terms during the year ended December 31, 2003 (based on performance for the year ended December 31, 2002) and we believe that no cash is due to be paid back during the year ended December 31, 2004 based on the year ended December 31, 2003 performance, subject to the issue of the report on covenant performance for 2003.

Operating activities

Cash flow provided by operating activities was £94 million for the year ended December 31, 2003; £57 million for the year ended December 31, 2002 and £83 million for the year ended December 31, 2001. This improvement in cash generated was attributable to improved profitability as a result of a growth in demand for methacrylates during the year ended December 31, 2003. This growth in demand combined with much higher raw material prices has resulted in significant price increases across the business. Working capital balances resulted in an outflow of £18 million for the year ended December 31, 2003 versus an outflow of £14 million for the year ended December 31, 2002, mainly reflecting higher debtors as a direct result of improved sales prices and increased sales volumes across the business. This is supported by the days sales outstanding moving to 53 for the year ended December 31, 2003 from 52 for the year ended December 31, 2002. Management believes that the working capital position as at December 31, 2003 is adequate to fund operations.

Cash generated in our subsidiaries in Taiwan (KMC) and Thailand (Thai Polymer Company or TPA) is not readily available to the group except by means of dividends which are subject to local legal restrictions. During 2003 both KMC and the Asiatic Acrylic Company Limited (owner of 34% of TPA) with local board approval carried out financial restructuring by means of repayment of some of their share capital. This amounted to approximately £6 million of cash becoming available to the group, with an approximately £3 million payment to minorities maintaining the relative split of investment from the minorities.

Financing activities and servicing of debt

We continue to have significant cash requirements for debt service. As of December 31, 2003, we had £170 million (2002: £220 million) outstanding in term loans and revolving facilities borrowed under our senior credit facilities and €250 million or £178 million (2002: €200 million or £130 million) aggregate principal amount of notes outstanding. On June 13, 2003 we received senior bank consent for Lucite International Group Holdings Limited or one of its subsidiaries to invest up to $24 million in cash (net of $8 million of technology license payments) into our new company in China. In June 2003 with senior bank consent the company undertook a refinancing in order to fund this future investment into China by issuing €50 million of 10¼% Senior Notes under an indenture dated June 25, 2003. The proceeds were used to make a voluntary repayment of senior debt of £21 million (€30 million), £15 million (€20 million) was repaid against the revolving credit facility until required for investment in China and £1 million (€2 million) was paid in fees for the transaction. During December 2003 £5 million ($8 million) was drawn against the revolving credit facility and invested into China with the balance of the investment expected to occur during 2004 and 2005. The construction of the plant in China will be funded by total equity of $39 million (including $8 million invested by Lucite International Limited) but also by loans taken out with a leading Chinese Bank for approximately $72 million including planned construction and funding of working capital. As debt is incurred in the new Chinese subsidiary it will be ring-fenced from the remainder of the group and secured solely on the assets of the Chinese subsidiary. The investment in the new China facility is summarised in the table below. US dollar amounts have been converted at a rate of $1.8 to £1.00 for 2004 and 2005:

Summary of the investment in our new MMA facility in China:

	Year ended		Years ending December
	December 31,		31,		Total investment in new
	2003		2004 and 2005		MMA facility in China
	£m	$m	£m	$m	£m	$m
Lucite International limited	5	8	—	—	5	8
Lucite International Holdings Limited (net of technology licence fees)	5	8	9	16	13	24
Debt with a leading Chinese Bank			40	72	40	72

Total investment	10	16	49	88	58	104

Based on predicted economic and market conditions we believe that our future operating performance will be sufficient to service amounts outstanding under our senior credit facilities, as well as the amounts due under the notes but will be subject to changes in economic conditions, financial, business and other factors, many of which are beyond our control. We currently have additional borrowing facilities up to $51 million (£28 million) less $2 million of guarantees under our $85 million revolving credit facility.

Under the terms of our senior credit facilities our bankers require us to comply with certain financial covenant ratios based upon our operating performance (“interest cover” and “cash flow to total debt service” ratios) and our total debt position (“leverage” ratio). During 2002 our covenant limits were re-set for the testing period December 31, 2002 to March 31, 2004. In connection with the amendments to our senior credit facilities and with other investment opportunities, our parent company, Lucite International Limited established a £40 million deep discount bond facility with Charterhouse. In the event of a covenant breach under our senior bank facilities, Lucite International Limited agreed, upon the request of our senior banks, to borrow under the deep discount bond facility and to invest the proceeds of such borrowings in the equity capital of Lucite International Group Holdings Limited. The amount of the borrowing and equity investment would be the amount required to remedy the covenant breach. By agreement with the Senior Banking syndicate £5 million was drawn in December 2003 by Lucite International Limited and invested into our new facility in China. The remaining £35 million is un-drawn as at December 31, 2003 as there was no covenant breach during 2003 and the facility will expire 30 days after the issue of the final report on covenant performance for the year ended December 31, 2003 which we expect to be issued at the end of April 2004. Based on predicted economic and market conditions we do not envisage that we will breach any of the covenant ratios in the foreseeable future but we will be subject to changes in economic conditions, financial, business and other factors, many of which are beyond our control.

Borrowings under our senior credit facilities bear interest at LIBOR-based floating rates for varying interest periods. The facility consists of three term loan facilities for an aggregate £151 million as at December 31, 2003, and a revolving working capital facility with a maximum commitment of up to £47 million ($85 million) of which £19 million had been drawn at December 31, 2003. The senior credit facilities impose restrictions on our ability to make capital expenditures and limit our ability to incur additional indebtedness. Similarly, the terms of the notes also impose restrictions on the incurrence of additional debt. The notes are scheduled to be repaid in one instalment on May 15, 2010 of €250 million. However, we may be required to purchase the notes before that date in the event of a change of control or a material asset sale.

Capital Expenditures

During the current and prior years our capital expenditure was as follows:

	Year ended	Year ended
	December 31, 2002	December 31, 2003
	£m	£m
Safety, health and environment	4	4
Maintaining asset capacity	15	14
Growth projects	9	14

Total capital expenditure	28	32

The capital expenditure on growth projects includes £4 million relating to the construction of our new MMA facility in China. We currently anticipate that our capital expenditures will be approximately £34 million through 2004 in respect of our existing facilities including approximately £6 million to be spent on safety, health and the environment (SHE). We anticipate a further approximately £35 million to be spent on the construction of the new MMA facility in China.

Commitments for capital expenditure are £10 million, representing amounts that we have contracted to purchase but have not yet purchased plus expenditure that we have authorised but not yet contracted for in respect of our existing facilities plus £47m of authorised expenditure relating to the building of the new MMA facility in China.

Treasury Policies

Our policy is to utilise excess cash within the group by paying down against the revolving credit facility. Any cash that is held locally on a short-term basis is invested in overnight money markets where appropriate to do so. We hold cash mainly in US dollars, euros and Sterling and wherever possible we manage the group cash position to satisfy our US dollar, euro and Sterling financial commitments.

We do not hedge specifically against currency exposure other than to structure our original debt obligations in currencies that naturally hedge against movements in our trading cash flows.

During the year we reset a portion of the senior debt interest at the prevailing LIBOR rate as at September 2003. Details of this can be seen in Note 20 to the financial statements. In some cases we have set the interest periods for up to nine months in order to fix our interest exposure at historically low rates.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our Research, Technology and Engineering Group constitutes our research and development core. Since 1999 we have enhanced our focus on research and development expenditures. Our investment in 2003 was £9 million on new product and process technologies (2002: £10 million, 2001: £9 million). Productivity, measured as ratio of new product sales to new product research cost, has doubled since 1999.

We principally conduct our research and development at our research facilities located in Wilton, United Kingdom; Memphis, Tennessee; Ibaraki, Japan; Darwen, United Kingdom; and Newton Aycliffe, United Kingdom. Over 70 scientists and engineers are engaged at these research facilities in strategic projects to lower costs of production and to develop new products, processes and product enhancements. For example, we have developed our “Alpha” and “Beta” technologies, two new low cost MMA production methods that do not use HCN or acetone as raw materials, and we are also continuing to develop and upgrade our “Omega” process, which provides us a significantly more competitive method of producing HCN synthetically. The Omega technology is operated at the Cassel works in the United Kingdom and the Alpha process has been fully successfully piloted at the Wilton facility.

Increasing the market for acrylic products

We constantly strive toward increasing the market for acrylics through the development of new product applications, either through our own downstream operations or in conjunction with strategic partners. During 2003, we spent £5 million on research and development to expand and create downstream applications for acrylic products. In 2003 sales of new products developed in the past three years constituted close to 20% of our downstream sales, and gross margin.

The unique optical properties of acrylic polymer, its colourability and weatherability, and the ability to manipulate light through it, are foundation blocks for developing future application opportunities. The following new product applications are significant areas of focus for the Company:

•	Perspex® Alloys

Lucite International has developed and patented products based on blending PMMA with PVC, thereby offering a unique property balance that exploits the colourability and weatherability of the acrylic and the mechanical and fire retarding performance of PVC. In strategic partnership with a major US thermoplastic sheet supplier, an enhanced and unique range of materials will be made available to customers in 2004.

•	Capstock products (including Lucite® Tufcoat®)

These products are targeted toward architectural capping applications such as sidings for house construction, windows and doors, due to their outstanding weathering characteristics, their flexibility and their ability to provide a wide range of colour and sheen types. In particular they allow manufacturers of these house-building products to offer much longer consumer guarantees than conventional paints, wood-finishes or other thermoplastic materials. We continue to extend the range of materials which can be effectively capped.

•	Elvacite®

Elvacite® embraces a family of advanced polymer systems with many performance-enhancing characteristics for marine and container coatings, electronics, inks and adhesives. Our flexibility to produce materials of novel architecture and incorporate reactive functionality, have allowed us to develop leading edge solutions for our customers in their drive to low VOC (Volatile Organic Compounds) and water based products.

•	Light Management Solutions, including the Lux series of products

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

During the twelve months ended December 31, 2001 market demand for methacrylates declined. This demand was most significant in North America and was associated with a period of selling price decreases and declining raw material prices. In particular the three months ended December 31, 2001 was a period of weak demand in North America and this was reflected in global markets. One consequence of the weak demand pattern was a decline in selling prices that extended into the first half of the twelve months ended December 31, 2002.

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

The recovery in demand for methacrylates has continued into 2003 in all markets with strong consumer demand in particular from Japan and China during the year ended December 31, 2003. Selling prices continued to recover strongly during the first half of the year ended December 31, 2003 and were maintained during the second half of 2003 reflecting higher average raw material costs during the year ended December 31, 2003. Raw material prices continued to increase to unprecedented levels during the twelve months ended December 31, 2003, particularly acetone and natural gas in the United States although we hedge a portion of our raw material costs against spikes in natural gas prices (see Item 11 – Quantitative and Qualitative Disclosures about Market Risk). Subsequent to the balance sheet date the market continues to experience strong demand and price conditions with correspondingly high input prices (notably oil and natural gas inputs) and some limitations on supply. Downstream product prices have increased reflecting the higher MMA prices but competitive price pressure and price lags within the sector meant that some of the increase in price could not be fully passed on in the year ended December 31, 2003.

E. OFF -BALANCE SHEET ARRANGEMENTS

We have no off balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our total committed contracts that will impact on our cash position over the next five years and thereafter is as follows:

	Maturity profile
	£m
						After
Contractual commitments	2004	2005	2006	2007	2008	2008	Total
Senior credit facilities	12	12	13	69	45	19	170
Senior notes	—	—	—	—	—	176	176
Finance lease obligations	—	1	—	1	—	4	6
Non-cancellable purchase contracts	136	81	49	46	25	21	358

Total	148	94	61	117	70	220	710

Non-cancellable purchase contracts represent long term contracts to purchase raw materials most notably acetone (1 to 2 years), HCN (3 to 5 years), methanol (1 to 2 years) and some utilities. These contracts represent minimum volume commitments for purchase volumes expected to be used within the normal course of business.

Interest is paid on the senior notes at 10.25%. The current rates applicable to our senior credit facilities are 2.066% plus a margin for the euro-denominated debt and 1.321% plus a margin for the US dollar-denominated debt. The margin ranges from 2% to 3% depending upon the maturity date of the tranche of debt and may be reduced if the leverage ratio falls below 4.25.

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

G. SAFE HARBOUR

The safe harbour provided in Section 21E of the Securities Exchange Act applies to forward-looking information provided pursuant to item 5 F above.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive officers of Lucite International Group Holdings Limited

The following table sets forth the name, age and principal position of each of the persons that are directors and executive officers of Lucite International Group Holdings Limited:

Name	Age	Position
Ian R Lambert	48	Chief Executive Officer and Director
Annie S Veerman	42	Chief Financial Officer, Secretary and Director
Jefferson Davis.	60	President of Lucite International Inc. and VP — Americas
regory Liou	54	VP — Asia Pacific and General Manager, KMC
Neil L Sayers	50	VP — Technology and Manufacturing and Director
A. Paul Henderson	48	VP — Europe, Middle East and Africa and Director

Ian R. Lambert joined ICI in 1985. In his first two years with ICI he worked in the Agrochemicals business. In 1989, he became manager of management accounting for the Engineering Plastics business in the US, before moving to become controller, ICI Engineering Plastics in 1990. From 1991, he spent three years as Director of

Finance and IT at ICI Fiberite in Arizona, US, before becoming finance manager, ICI Materials, in Belgium. Mr. Lambert became financial controller of ICI Acrylics in 1995 before being appointed to Chief Financial Officer in 1997. On March 25, 2003 he was appointed Chief Executive Officer. He is a chartered accountant and has an MA and MPhil from Cambridge University.

Annie S Veerman joined ICI in 1980, and for the first 10 years worked for the ICI subsidiary Incitec in Australia. In 1989, she moved to the UK as International Accountant for the Films business. Throughout 1993 she worked in Belgium on the acquisition of the DuPont acrylics business and the sale of the ICI Fibres business. Ms. Veerman then moved to ICI Group Headquarters as Finance Manager, Acquisitions and Planning Department. Her next move was to Memphis, USA, as Finance and IT Director of the ICI Acrylics business and then to the Netherlands where, in 1998, she joined the newly acquired business Uniqema, first as Senior Vice President Commercial (Finance Director) and then as Procurement Director of Uniqema. Ms. Veerman joined Lucite International on June 1, 2003. Annie is a Certified Practicing Accountant (Australia) with a degree in Business Studies and an MBA from Cranfield University.

Neil L Sayers joined ICI in 1974 and worked in a number of manufacturing and technical roles in the Nylon, Aromatics and Oil Refinery businesses before joining ICI Acrylics in 1988 as Cassel Site Technical Manager, becoming Site Manager in 1992. In 1998 he was made responsible for R&D and currently has responsibility for Manufacturing Excellence, Technology, Safety, Health and Environment on a global basis. Mr. Sayers has a BSc in Chemical Engineering from UMIST.

A. Paul Henderson joined ICI in 1978 and worked in the Petrochemicals Division fulfilling a number of marketing roles with the Fibre Intermediate and Aromatics businesses. He joined ICI Fibres in Harrogate in 1990, transferring to Oestrigen in Germany in 1991 to run the global sales of Nylon Textile Filament yarns. On the sale of the Nylon business in 1993 he transferred with the sale to Du Pont as Sales and Marketing Manager for Nylon textiles in Europe. In 1998 joined Burmah Castrol as European Managing Director for the speciality wax blending subsiduary, Dussek Campbell. Mr. Henderson joined Lucite International in March 2001 as Vice President for Europe, Middle East and Africa. Mr. Henderson has a BA (Hons) in Modern Languages (French and Spanish) from Manchester University.

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

Gregory Liou joined ICI China in Taiwan in 1975 and has experience in a number of commercial roles, being Sales Manager, Dulux Paints Taiwan from 1982 to 1984, General Manager of Savlon Pharmaceuticals, 1984 to 1985 and Business Development Manager for ICI Taiwan from 1985 to 1990. Mr. Liou was Deputy General Manager of ICI Far East from 1990 to 1994 and then joined the Acrylics business in 1995 as General Manager, Kaohsiung Monomer Company (KMC). In his current role, Mr Liou is Vice President Asia Pacific and combines this with his responsibilities as General Manager, KMC. Mr. Liou is also responsible for our liaison with Joint Venture partners in APAC. Mr. Liou has an MSc (Agriculture) from National Taiwan University.

B. COMPENSATION

For the year ended December 31, 2003, aggregate executive officers’ and directors’ compensation for Lucite International was £1.2 million (2002: £1.2 million). This includes £0.1 million (2002: £0.1 million) that we have paid into schemes for retirement and similar benefits for our directors and executive officers for the year ended December 31, 2003.

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

The audit committee comprises Mr GJ Arbuthnott (Chairman) and Mr PR Shaw. The committee is responsible for the appointment of auditors and reviews the suitability and effectiveness of internal control systems and the application of corporate policies throughout the Company.

Geoffrey Arbuthnott is a Director of Charterhouse Capital Partners LLP and Chairman of Lucite International Limited. An honours graduate in Law from Edinburgh University and a Chartered Accountant, he joined Charterhouse in 1984 where he has been responsible for the successful investments in Medway Ports, British Bus and Porterbrook. Mr. Arbuthnott led the investment in Lucite International for Charterhouse.

Peter R. Shaw was appointed a Non-Executive Director of Lucite International Limited on April 1, 2001. Mr Shaw is a graduate in chemistry with significant experience in the chemical industry and worked for ICI for 34 years in a number of senior international positions in Europe and Asia. From 1995 to 2000 Mr Shaw was ICI’s Group Vice President and Head of Mergers and Acquisitions.

Our remuneration committee at December 31, 2003 consisted of Mr PR Shaw (Chairman), Mr GJ Arbuthnott and Mr IR Lambert.

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

D. EMPLOYEES

The average number of persons employed (including executive directors but excluding temporary and contract staff) is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
Upstream	620	680	676
Downstream	1,367	1,320	1,306

	1,987	2,000	1,982

Europe	854	828	811
Americas	548	531	515
Asia	378	454	462
Rest of World	207	187	194

	1,987	2,000	1,982

	December 31,	December 31,	December 31,
	2001	2002	2003
Number of employees at period end	2,006	1,993	1,995

Movement in employee numbers during the twelve months ended December 31, 2003 is analysed as follows:

	Upstream	Downstream	Total
Employees as at December 31, 2002	673	1,320	1,993
Movement due to new operations	4	11	15
Net leavers	(6)	(7)	(13)

Employees as at December 31, 2003	671	1,324	1,995

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

The issued share capital of Lucite International Limited consists of 7,799,999 A Ordinary Shares, 1,850,001 B Ordinary Shares and 350,000 C Ordinary Shares and 355,854 D Ordinary Shares. In addition, the issued share capital of Lucite International Limited also includes 174,911,000 A Preference Shares. These preference shares are not convertible into ordinary shares. The preference shares do not entitle their holders to vote for the election of directors of, or on any matters relating to, Lucite International Limited.

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

The following table sets forth information regarding the ownership of the Ordinary Shares of Lucite International Limited as at March 31, 2004, by the following:

•	Each person or group known by us to be the owner of more than 5% of the outstanding shares of the Ordinary Shares of Lucite International Limited; and

•	All of the directors and officers of Lucite International Limited and Lucite International as a group.

		Percent of
	Number of	Ordinary
Name	Ordinary Shares	Shares
Charterhouse Parties(a)	7,794,091	78%
Shares to be issued employees of Lucite International (b)	550,000	5%
Directors of Lucite International Limited (d)	260,000	3%
Directors of Ineos Capital (c) & related parties	1,100,000	11%
Other	295,909	3%

(a)	Charterhouse Parties means each of Charterhouse, any of its affiliates or subsidiaries, any person or fund managed or advised by any person in respect of its interest in Charterhouse and any investor in a Charterhouse fund (either in their capacity as investor or as direct co-investors).

(b)	Represents B Ordinary Shares that are currently held by the Lucite International Employee Share Plan.

(c)	Represents B Ordinary Shares that are held by the directors of Ineos Capital and related parties.

(d)	Represents C Ordinary Shares that are held by the directors of Lucite International Limited – all directors hold less than 1% of the ordinary share capital of the company.

There are also 355,854 of restricted D shares issued to US employees under the terms of the employee share scheme. These shares have no voting rights and will be redeemed by the company and replaced with ordinary B shares taken from (b) above in the event of Charterhouse selling all or a substantial portion of its remaining investment in the ordinary shares of Lucite International Limited. For this reason they have been excluded from the table above.

Lucite International Employee Share Plan

Our philosophy is that our employees should have the opportunity to participate in the creation of value for the parts of the business that they can directly influence. Our principal investors have allocated ordinary shares of Lucite International Limited as noted in footnotes (b) and (d) to the table above, the parent company of Lucite International, to management and an employee benefit trust. We and our principal investors have ensured that all of the management and employees of Lucite International have had the opportunity to acquire interests in these shares through the creation of an employee share plan.

Under the Lucite International Employee Share Plan, Charterhouse made available 550,000 ordinary one pence shares in the Company to employees (the “employee shares”). Shares will be allocated between employees based on business performance criteria at a future date when Charterhouse sells all or a substantial portion of its remaining investment in the ordinary shares in Lucite International Limited. These shares have been put into trust for the employees. No charge in respect of the grant of options to employees under the employee share plan has been made in the financial statements due to the uncertainty of the timing of the sale of Charterhouse’s investment.

The Company has also issued restricted ordinary D shares to the US employees under the US employee share scheme. These restricted ordinary D shares will be redeemed by the Company and replaced with ordinary B shares in the event of Charterhouse selling all or a substantial portion of its remaining investment in the ordinary shares in Lucite International Limited.

Subscription and Shareholder Agreement

In October 1999, Lucite International Limited entered into a Subscription and Shareholder Agreement with its shareholders, including Charterhouse funds (the “Charterhouse Investors”) and directors of Ineos Capital Limited (the “Ineos Investors”). Charterhouse Investors and Ineos Investors have pre-emptive rights allowing them to acquire, in proportion to their respective shareholdings, any shares proposed to be issued by Lucite International Limited. Ineos Investors cannot transfer, grant, create or dispose of any right or interest in any shares of Lucite International Limited without the prior written consent of the Charterhouse Investors, subject to various exceptions. The exceptions include permitted transfers to family members or, if the Ineos Investor is a company, to a wholly owned subsidiary. Ineos Investors, however, receive tag-along rights in cases of transfer of shares by Charterhouse Investors.

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

B. RELATED PARTY TRANSACTIONS

Trading Transactions with Shareholders of the Group

For the twelve months ended December 31, 2001 Lucite International purchased management services from Charterhouse and the directors of Ineos Capital in the amounts of £50,000 and £300,000 respectively plus related travel expenses.

Lucite International also purchased certain third party goods and services via Ineos PLC a company controlled by the directors of Ineos Capital in the amount of £300,000. Such services included the rental expenses of our Southampton offices and sundry employee costs in respect of shared services.

Lucite International also purchased certain third party goods and services, consisting mainly of raw materials, from Ineos companies controlled by the Directors of Ineos Capital, to the value of £11 million. We also sold some goods and services, relating mainly to shared offices in the United States, to Ineos companies in an aggregate amount of £2 million. These companies were acquired by Ineos Capital during 2001 and have been included as related parties from the date of each acquisition. Prior to their acquisition the companies have been treated as non-related.

Amounts due to and from these companies at December 31, 2001 were £ nil.

For the twelve months ended December 31, 2002 Lucite International purchased management services from Charterhouse for the amount of £25,000 plus related travel expenses.

Lucite International also purchased certain third party goods and services, mainly raw materials, from Ineos companies controlled by the Directors of Ineos Capital, to the value of £13 million. We also sold some goods and services to Ineos companies in an aggregate amount of £2 million.

As at December 31, 2002 amounts payable to these companies totaled £2 million.

For the twelve months ended December 31, 2003 Lucite International purchased management services from Charterhouse for the amount of £27,000 plus related travel expenses.

Lucite International also purchased certain third party goods and services, mainly raw materials, from Ineos companies controlled by the Directors of Ineos Capital, in an aggregate amount of £29 million. We also sold some goods and services to Ineos companies in an aggregate amount of £2 million.

As at December 31, 2003 amounts payable to these companies totaled £2 million.

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

Dividend distribution policy

No dividends have been paid other than payments to minority interests in our Thai subsidiary, Thai Poly Acrylic plc and to minority interests in our subsidiary Kaohsuing Monomer Company Ltd.

There are no retained earnings available for payment of dividends under UK GAAP as at December 31, 2003.

B. SIGNIFICANT CHANGES

There have been no significant changes since December 31, 2003.

ITEM 9 THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

All of the share capital of Lucite International Group Holdings Limited is privately held as described elsewhere in this annual report. There is no public market for the shares of Lucite International Group Holdings Limited.

B. PLAN OF DISTRIBUTION

     NOT APPLICABLE

C. MARKETS

The Senior Notes are listed on the Luxembourg Stock Exchange.

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

C. MATERIAL CONTRACTS

Indenture, dated as of May 4, 2000, among Lucite International Finance plc, as issuer, Lucite International Group Holdings Limited, Lucite International Investment Limited, Lucite International Holdings Limited, and Lucite International Holdco Limited, each as a guarantor, and The Bank of New York, as trustee. Pursuant to the terms and conditions of the agreement, Lucite International Finance issued €200,000,000 of our 10¼% Senior Notes due 2010, and we, along with the other guarantors, agreed to guarantee the notes. In June 2003 a further €50,000,000 of 10¼% Senior Notes due 2010 were issued under an indenture dated June 25, 2003 and we along with the other guarantors agreed to guarantee the notes. In October 2003 we issued an additional €200,000,000 of 10¼% Senior Notes due 2010 under this indenture in exchange for the €200,000,000 10¼% Senior Notes issued under the indenture dated May 4, 2000 so that such exchanged notes are fully fungible with the €50,000,000 of 10¼% Senior Notes due 2010 issued June, 2003.

Agreement dated September 29, 2000 between Lucite International UK Limited and BASF Plc. Pursuant to the terms of the agreement Lucite International UK Limited invested in and on a plant for the manufacture of acetone cyanohydrin (ACH) on land leased from BASF at Seal Sands, Teesside, England. BASF agreed to operate the plant on behalf of Lucite International and to supply HCN and convert HCN to ACH for supply to Lucite International. The agreement is for a term of 15 years from commencement of plant operations with provision for negotiated continuation thereafter. Plant operations commenced in September 2002.

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

Proposed EU Withholding Tax Directive

In May 1998, the European Commission presented to the Council of Ministers of the European Union a proposal to oblige member states to adopt either a “withholding tax system” or an “information reporting system” in relation to interest, discounts and premiums. Negotiation over the precise form of this and related proposals are ongoing. It remains unclear whether this proposal will be adopted and, if it is adopted, whether it will be adopted in its current form. The “withholding tax system” would require a paying agent established in a member state to withhold tax, at a minimum rate of 20%, from any interest, discount or premium paid to an individual resident in another member state unless such an individual presents a certificate obtained from the tax authorities of the member state in which he is resident confirming that those authorities are aware of the payment due to that individual. The “information reporting system” would require a member state to supply to other member states details of any payment of interest, discount or premium made by paying agents within its jurisdiction to an individual resident in another member state. For these purposes, the term “paying agent” is widely defined and includes an agent who collects interest, discounts or premiums on behalf of an individual beneficially entitled thereto. If this proposal is adopted, it will not apply to payments of interest, discounts and premiums made before January 1, 2003.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied, at prescribed rates, at the public reference facilities of the Securities and Exchange Commission at:

450 Fifth Street N.W.
Room 1024
Washington D.C. 20549

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

Interest rates

Based on variable rate debt levels at December 31, 2003 of £83 million a one percent change in interest rates would impact net interest expense by approximately £1 million per annum.

Interest rate risk profile of financial liabilities

As at December 31, 2002 and 2003 the Company had the following interest rate profile for financial liabilities, after taking into account the rolling over of interest rates under current credit agreements used to manage the interest profile:

	At December 31, 2002
	Floating rate	Fixed rate financial	December 31, 2002
	financial liabilities	liabilities	Total
	£’m	£’m	£’m
Currency
Sterling	13	—	13
Euro	94	130	224
US Dollars	33	80	113

	140	210	350
Unamortised issue costs	(3)	(4)	(7)

Bank and other borrowings	137	206	343

	At December 31, 2003
	Floating rate	Fixed rate financial	December 31, 2003
	financial liabilities	liabilities	Total
	£’m	£’m	£’m
Currency
Sterling	12	—	12
Euro	71	178	249
US Dollars	3	84	87

	86	262	348
Unamortised issue costs	(3)	(5)	(8)

Bank and other borrowings	83	257	340

All the group’s creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

Risk Management

The following table provides information about the group’s financial instruments that are sensitive to changes in interest rates as of December 31, 2003. For the Company’s fixed rate and variable rate debt, the table below presents principal amounts at December 31, 2003 and weighted average interest rates by expected maturity date. Variable rates are based on implied forward rates as of December 31 derived from the zero coupon yield curve as of December 31, 2003.

	Interest Rate Risk Management
	Principal Amount by expected maturity.
									Fair	Fair
							Total	Total	value	value
							12/31	12/31	12/31	12/31
	2004	2005	2006	2007	2008	Thereafter	2003	2002	2003	2002
Fixed rate (USD)	4	—	—	—	—	—	4	—	4	—
Interest rate (fixed)	3.31%
Fixed rate (Euro)	—	—	—	—	—	176	176	130	197	130
Interest rate (fixed)						10.25%
Variable rate (USD)	—	4	4	27	45	2	82	129	82	129
Interest rate (variable)	—	4.89%	5.53%	6.03%	6.13%	5.25%
Variable rate (Euro)	8	8	8	43	—	17	84	91	84	91
Interest rate (variable)	4.59%	5.05%	5.47%	5.85%	—	5.64%

We do not hedge our interest rate exposure in a manner that would entirely eliminate the effects of changes in market interest rates on our cash flow and earnings.

We have entered into the following interest rate contracts to manage interest rate risk on our variable rate senior credit facilities. The US dollar-denominated tranche B debt ($47.9m) and the US dollar-denominated tranche C debt ($79.8m) have been rolled over under existing credit agreements at the rate of 3.8075% for the US dollar-denominated tranche B debt and 4.33688% for the US dollar-denominated tranche C debt; both rates are inclusive of lender margins. Both interest rates are fixed until the end of September 2004 and accordingly these loans are shown as fixed rate financial liabilities in the tables above. In addition a proportion of the US dollar-denominated tranche A debt ($3.8m) has been rolled over under existing credit agreements at a rate of 3.21875% until June 2004 and a further ($18.9m) has been rolled over under existing credit agreements at a rate of 3.3075% until the end of September 2004; both rates are inclusive of lender margins and are shown as fixed rate liabilities in the tables above.

In the past we have used interest rates caps to manage our interest rate risk, the premium related to these caps was fully written off during the year ended December 31, 2002.

Foreign exchange risk management

A substantial portion of our revenues is generated in currencies other than our reporting currency of pounds sterling; in particular, we have net positive cash inflows in US dollars and euros or euro-determined currencies.

As at December 31, 2003 we had no foreign currency contracts options or other derivatives. To date we have only used foreign currency hedging transactions for specific cash flows. Our fixed and variable rate borrowings are denominated in US dollars and euros to provide a hedge against foreign currency movements but we retain a net exposure to the weakening of the US dollar and the euro against our reporting currency of pounds sterling.

Raw materials risk management

During 2003 we have entered into contractual arrangements to hedge a portion of our raw material prices against spikes in natural gas prices. The contracts entered into are in the form of swaps, puts and calls, with settlement possible either way depending upon the floating price of natural gas. The fair value of the arrangement as at December 31, 2003 equates to an asset of £1.2m when the strike price of the puts/ calls and the fixed price of the swaps is compared to the market price of natural gas; this gain made on the contracts would be taken to operating profit under US GAAP. Under UK GAAP there is no requirement to value a derivative financial instrument on the balance sheet and therefore the gain has not been taken through the profit and loss account under UK accounting. At December 31, 2003 a volume of 7200 mm Btu was covered by the arrangement covering the period to October 2004.

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

Based on an evaluation, as of a date within 90 days of the filing of this Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) are effective to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934 is reordered, processed, summarised and reported on a timely basis.

There have been no significant changes in internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16

A. AUDIT COMMITTEE FINANCIAL EXPERT

Lucite International’s audit committee does not include a “financial expert” as that term is defined in applicable regulations. The members of the Lucite International audit committee have substantial experience in assessing the performance of companies and in understanding financial statements, accounting issues, financial reporting and audit committee functions. However, the board of directors does not consider any of them to be a “financial expert” as that term is defined in applicable regulations. Nevertheless, the board of directors believes that the members of the Lucite International audit committee have the necessary expertise and experience to perform the functions required of the audit committee and, given their respective backgrounds, it would not be in the best interests of the company to replace any of them with another person to qualify a member of the audit committee as a “financial expert.”

B. CODE OF ETHICS

We currently operate to a code of business conduct and ethics for all personnel. We intend to update and document this code of ethics to make it fully consistent with recent guidance issued by the SEC on or before July 1, 2004 and such a code of ethics will be available on request.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ended December	Year ended December
	31, 2002	31, 2003
	£’000	£’000
Audit services fees	270	273
Other accounting services fees (a)	8	14
Non audit services fees (b)	175	11
Taxation fees (c)	230	369

Total fees paid to principal accountants	683	667

a)	Other accounting services fees are in relation to pensions audit and covenant compliance reporting

b)	Non audit services fees are fees in relation to due diligence, bond issue and support and advice for internal controls scoping and mapping.

c)	Taxation fees are fees in respect of tax return preparation, consultation on tax matters and general tax advice relating to specific transactions and other tax planning.

The Audit Committee pre-approved a list of services that could be rendered by the principal accountant in 2003 pursuant to pre-approval policies and procedures established by the Audit Committee. For services other than those specified, approval would need to be obtained from the Audit Committee prior to performance of such services. Services provided by the principal accountant during 2003 were allowable services that were either pre-approved by the Audit Committee or were provided under contracts in existence at the date of introduction of our policy and were grandfathered under rule 20-1(e)(1) of regulation S-X.

D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

     NOT APPLICABLE

E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     NOT APPLICABLE

PART III

ITEM 17 FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18 FINANCIAL STATEMENTS

See the Index to Combined and Consolidated Financial Statements accompanying this report on page F-1.

ITEM 19 EXHIBITS

Exhibit
No.	Description of Exhibit
1.1	Memorandum and Articles of Association of Lucite International Group Holdings Limited. (1)

2.1	Indenture, dated May 4, 2000, among Lucite International Finance plc, the Company, Lucite International Investment Limited, Lucite International Holdings Limited and Lucite International Holdco Limited (collectively, the “Registrants”) and The Bank of New York, as trustee. (2)

2.2	Credit Facilities, dated October 3, 1999, as amended at December 13, 2002, among Lucite International Limited, Deutsche Bank AG London and Merrill Lynch International. (3)

2.3	Intercreditor Deed, dated November 2, 1999, among Lucite International Limited, Lucite International UK Bondco Limited, Lucite International UK Finco Limited, Deutsche Bank AG, Merrill Lynch International, the Original Bridge Lenders and the High Yield Trustee. (4)

2.4	Loan Agreement, dated October 21, 1999, between Lucite International UK Finco Limited and Lucite International UK Bondco Limited. (5)

2.5	Amendment Agreement, dated April 28, 2000, to Loan Agreement dated October 21, 1999, between Lucite International UK Finco Limited and Lucite International UK Bondco Limited. (6)

2.6	Indenture, dated June 25, 2003 among Lucite International Finance plc, Lucite International Group Holdings Limited, Lucite International Investment Limited, Lucite International Holdings Limited, Lucite International Holdco Limited and The Bank of New York (7).

4.1	Agreement dated September 29, 2000, between Lucite International UK Limited and BASF PLC relating to the supply of HCN, the construction and operation of an ACH plant and toll manufacture of ACH. (8)

8.1	List of subsidiaries of Lucite International Group Holdings Limited.(9)

12.1	Certification by the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) (10)

12.2	Certification by the Chief Financial Officer pursuant to Rule 13a -14(a) or Rule 15d-14(a) (10)

The company has not filed as exhibits hereto documentation relating to any long-term debt instrument that does not exceed the materiality threshold of 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish the SEC with a copy of any such instrument upon request.

(1)	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(2)	Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(3)	Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report for the year ended December 31, 2002 on Form 20-F, File No 333-12714 filed with the Securities and Exchange Commission on April 11, 2003.

(4)	Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(5)	Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(6)	Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(7)	Incorporated by reference to Exhibit T3C to Lucite International Finance Plc’s Application for Qualification of Indentures under the Trust Indenture Act of 1939, File No. 022-28691, filed with the Securities and Exchange Commission on August 6, 2003.

(8)	Incorporated by reference to Exhibit 10.5 to the Company’s Annual Report for the year ended December 31, 2001 on Form 20-F, File No. 333-12714, filed with the Securities and Exchange Commission on April 5, 2002.

(9)	Incorporated by reference to Exhibit 8.1 to the Company’s Annual Report for the year ended December 31, 2002 on Form 20-F, File No 333-12714, filed with the Securities and Exchange Commission on April 11, 2003.

(10)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

/s/ ANNIE S. VEERMAN

Annie S. Veerman
Chief Financial Officer
April 1, 2004

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
Report of independent accountants	F-2
Consolidated profit and loss accounts for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001.	F-3
Consolidated statements of total recognised gains and losses for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001.	F-4
Consolidated balance sheets as at December 31, 2003 and 2002.	F-5
Consolidated cash flow statements for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001.	F-6
Reconciliation of movements in equity shareholder’s funds for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001.	F-7
Notes to the consolidated financial statements.	F-8
LUCITE INTERNATIONAL HOLDINGS LIMITED
Report of independent accountants	F-66
Consolidated profit and loss accounts for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001.	F-67
Consolidated statements of total recognised gains and losses for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001.	F-68
Consolidated balance sheets as at December 31, 2003 and 2002.	F-69
Consolidated cash flow statements for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001.	F-70
Reconciliation of movements in equity shareholder’s funds for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001.	F-71
Notes to the consolidated financial statements.	F-72
LUCITE INTERNATIONAL HOLDCO LIMITED
Report of independent accountants	F-74
Consolidated profit and loss accounts for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001.	F-75
Consolidated statements of total recognised gains and losses for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001.	F-76
Consolidated balance sheets as at December 31, 2003 and 2002	F-77
Consolidated cash flow statements for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001.	F-78
Reconciliation of movements in equity shareholder’s funds for the year ended December 31, 2003, the year ended December 31, 2002 and the year ended December 31, 2001.	F-79
Notes to the consolidated financial statements	F-80

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lucite International Group Holdings Limited.

We have audited the accompanying consolidated balance sheets of Lucite International Group Holdings Limited (“the Company”) as of December 31, 2003 and 2002, and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statement of total recognised gains and losses and reconciliation of movements in shareholder’s funds for each of the three years ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for each of the three years ended December 31, 2003 and consolidated shareholder’s funds at December 31, 2003 and 2002, to the extent summarised in Note 26 to the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London, England
April 1, 2004

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2001	2002	2003
	Notes	£’m	£’m	£’m
Turnover including share of joint venture		589	582	694
Less: share of joint venture’s turnover		(12)	—	—

Group turnover	3,4	577	582	694

Net operating costs before exceptional operating expenses and amortisation of intangible fixed assets		(550)	(550)	(620)
Exceptional operating expenses	6	(4)	—	—
Amortisation of goodwill and other intangible fixed assets	10	(5)	(5)	(5)

Total net operating costs	4	(559)	(555)	(625)

Group operating profit	3,4	18	27	69
Share of operating profit from joint venture		2	—	—

Operating profit including joint venture		20	27	69
Net interest payable and similar charges	8	(28)	(29)	(37)

Profit/(loss) on ordinary activities before taxation	7	(8)	(2)	32
Taxation on profit/(loss) on ordinary activities	9	6	2	(6)

Profit/(loss) on ordinary activities after taxation		(2)	—	26
Equity minority interests		(1)	(3)	(4)

Profit/(loss) for the financial year		(3)	(3)	22

Group turnover and group operating profit relate entirely to continuing operations.

There is no difference between the results stated above and their historical cost equivalents.

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	£’m	£’m	£’m
Profit/(loss) for the financial year	(3)	(3)	22
Currency translation differences on foreign currency net investments net of translation on foreign currency borrowings	2	(21)	(19)

Total recognised gain/(loss) relating to the year	(1)	(24)	3

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2003 AND 2002

		2002	2003
	Notes	£m	£m
Fixed assets
Intangible assets	10	89	83
Negative goodwill	10	(6)	(5)
Tangible assets	11	358	332

		441	410

Current assets
Stocks	12	75	75
Debtors	13	96	107
Cash at bank and in hand		11	30

		182	212

Total assets		623	622

Creditors: amounts falling due within one year	14	(119)	(115)

Net current assets		63	97

Total assets less current liabilities		504	507

Creditors: amounts falling due after more than one year	15	(330)	(332)
Provisions for liabilities and charges	18	(32)	(27)

Net assets		142	148

Shareholder’s equity
Called up equity share capital	19	175	175
Profit and loss account		(45)	(42)

Total equity shareholder’s funds		130	133
Equity minority interests		12	15

Capital employed		142	148

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT

			Year ended	Year ended	Year ended
			December 31,	December 31,	December 31,
			2001	2002	2003
	Notes		£’m	£’m	£’m
Net cash inflow from operating activities	21	(a)	83	57	94
Returns on investments and servicing of finance	21	(b)	(33)	(28)	(33)
Taxation			(3)	(4)	(4)

			47	25	57
Capital expenditure and financial investment	21	(c)	(26)	(28)	(32)
Acquisitions and disposals
Acquisition of ICI Acrylics	21	(d)	(1)	—	—
Other acquisitions	21	(d)	5	—	—

Net cash inflow /(outflow) before use of liquid resources and financing			25	(3)	25
Financing	21	(e)	(23)	(5)	(5)

Increase/ (decrease) in cash	21	(f)	2	(8)	20

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDER’S FUNDS

		Profit and loss
	Share capital	account	Total
	£’m	£’m	£’m
Balance at December 31, 2000	175	(20)	155
Loss for the financial year	—	(3)	(3)
Currency translation adjustment	—	2	2

Balance at December 31, 2001	175	(21)	154
Loss for the financial year	—	(3)	(3)
Currency translation adjustment	—	(21)	(21)

Balance at December 31, 2002	175	(45)	130
Profit for the financial year	—	22	22
Currency translation adjustment	—	(19)	(19)

Balance at December 31, 2003	175	(42)	133

The dividends payable by our subsidiaries in Taiwan (Kaohsuing Monomer Company) and Thailand (Thai Poly Acrylic Public Company Limited) are subject to local legal restrictions. Undistributed profits are, in the main, employed in the business of our subsidiaries. The undistributed income of the businesses overseas may be liable to overseas taxes and/or United Kingdom taxation, after allowing for double taxation relief, if they were to be distributed as dividends.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are taken into account in the above reconciliation of movements in combined net investment and consolidated shareholder’s funds.

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS

The consolidated financial statements included herein do not comprise the Company’s statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended December 31, 2003 have not yet been delivered to the Registrar of the Companies for England and Wales.

1	Accounting Policies

The financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards in the United Kingdom.

Accounting policies conform with UK Generally Accepted Accounting Principles (“UK GAAP”). The principal accounting policies, which have been applied consistently, are set out below.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Lucite International Group Holdings Limited and its subsidiaries. All inter-company transactions are eliminated, as are any inter-company profits included in a subsidiary company’s profit and loss account, which were not realised at the balance sheet date.

Acquisitions are accounted for using the purchase method of accounting. The purchase consideration of an investment is allocated to the assets and liabilities acquired on the basis of fair value at the date of acquisition.

Turnover

Turnover represents the invoiced value of goods sold to third parties net of sales discounts and value added taxes. Turnover excludes sales between entities within the group. Turnover is recognised when the goods are shipped, when prices are determinable and when collectivity is considered probable.

For arrangements where we ship goods to our customers it is our business practice to organise the shipping and arrange the insurance for the products on behalf of our customer. Our terms of business are such that title to the goods passes to our customers at the port of loading once the goods have passed the ship’s rail. It is at this point that we recognise revenue on those goods as it is at this point that both title and the risks and rewards of ownership transfer to our customers.

The pricing for products sold is determined by prevailing market prices (market contracts and arrangements) or is linked by a formula to published raw material prices.

Shipping and handling costs

Shipping and handling costs are recognised as they are incurred. These costs are reported within distribution costs in the profit and loss account.

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. The book value of each tangible fixed asset is written off to its residual value over its estimated remaining useful economic life. Reviews are made annually of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Estimated useful economic lives of tangible fixed assets are as follows:

Buildings	20-30 years
Plant and equipment
- plant and machinery	10-20 years
- computer hardware and software	3-4 years

Freehold land and assets in the course of construction are not depreciated.

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

Research and development

Research and development expenditure is charged to the profit and loss account in the year in which it is incurred. The principal components of this expenditure are: salaries; legal costs relating to patents and trademarks; administrative costs; contractor fees; and IT-related costs.

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

Taxation

The charge for taxation is based on the profit/(loss) for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes.

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

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

•	Cash and cash equivalents, trade debtors, certain other current assets, short-term borrowings, and current maturities of long-term debt: The amounts reported in the consolidated balance sheets approximate to fair value.

•	Loans: The amounts reported for fixed rate debt are calculated by reference to market values at the balance sheet date. Other debt is held at variable rates and fair values approximate to book values.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

Derivative financial instruments

From time to time the Company has entered into interest rate caps to hedge its variable rate debt. The Company does not hold or issue derivative financial instruments for trading purposes. The interest rate swap and cap agreements are designated as hedges, and effectiveness is determined by matching the principal balance and terms with that specific obligation. Amounts due to or from interest rate swap counterparties are recorded in interest rate expense in the period in which they accrue. The premiums paid to purchase interest rate caps are included in net debt and amortised to interest expense over the shorter of the original term of the agreements or the life of the financial instruments to which they are matched.

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

Lucite International Group Holdings Limited is a wholly owned subsidiary of Lucite International Limited. Lucite International Limited does not trade and in addition to its investment in Lucite International Group Holdings Limited it has also invested $8 million (£5 million) into Lucite International China Holdings Limited, an entity established in the UK to invest in the construction and operation of an MMA facility in China. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Capital Partners LLP. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. These subsidiary companies are listed in Note 28 to these financial statements. Lucite International Group Holdings Limited and subsidiary companies (together referred to as “Lucite” or “the Company”) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

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

Turnover, operating profit, depreciation, amortisation, total assets less current liabilities and capital expenditure attributable to each different class of business are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	£’m	£’m	£’m
Turnover
Upstream	374	402	511
Downstream	298	274	276

	672	676	787
Inter-class eliminations	(95)	(94)	(93)

	577	582	694

Operating profit
Upstream	16	12	55
Downstream	6	15	14

	22	27	69
Exceptional operating expenses	(4)	—	—

Operating profit	18	27	69

Depreciation
Upstream	22	31	31
Downstream	12	9	8

	34	40	39

Amortisation
Upstream	3	3	3
Downstream	2	2	2

	5	5	5

The upstream business sells to third parties and within the group. The intra-group transactions are eliminated within the inter-class eliminations shown above.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

	2002	2003
	£’m	£’m
Total assets less current liabilities
Upstream	336	324
Downstream	162	156

Net operating assets	498	480
Assets and liabilities that are not attributable to types of business:
- cash at bank and in hand	11	30
- Deferred taxation asset	12	9
- bank and other borrowings (note 14 )	(17)	(12)

	504	507

Capital expenditure - cash flow
Upstream	20	23
Downstream	8	9

	28	32

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	£’m	£’m	£’m
Turnover by geographical location of operating unit
Europe
External	203	181	241
Intra-group	15	13	14

	218	197	255

Americas
External	294	289	319
Intra-group	10	15	5

	304	304	324

Asia
External	68	99	119
Intra-group	—	—	—

	68	99	119

Rest of world
External	12	13	15
Intra-group	—	—	—

	12	13	15

	602	610	713
Intra-group eliminations	(25)	(28)	(19)

	577	582	694

Included in turnover for Asia are the sales recorded by Kaohsiung Monomer Company Limited (“KMC”). Due to delayed completion of the sale of KMC from ICI the Company has accounted for KMC as a joint venture to September 1, 2001. Since September 1, 2001, following the purchase from ICI of the remaining shares in the majority shareholder, the results of KMC have been fully consolidated

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	£’m	£’m	£’m
Turnover by geographical location of customer
Europe	181	163	201
Americas	286	279	308
Asia	83	110	146
Rest of world	27	30	39

	577	582	694

	2002	2003
	£’m	£’m
Tangible fixed assets by geographical location of operating unit
Europe	157	147
Americas	174	155
Asia	24	27
Rest of world	3	3

	358	332

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

4	Cost of sales, gross profit, distribution costs and administrative expenses

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	£’m	£’m	£’m
Group turnover	577	582	694
Cost of sales	(458)	(457)	(532)

Gross profit	119	125	162

Distribution costs	43	45	42

Administrative expenses before exceptional expenses, amortisation of goodwill and research and development costs	40	38	37
- exceptional operating expenses (note 5)	4	—	—
- amortisation of goodwill and other intangible fixed assets (note 10)	5	5	5
Research and development costs	9	10	9

Total administrative expenses	58	53	51

Net operating costs	101	98	93

Total operating costs	559	555	625

Group operating profit	18	27	69

5	Staff costs

	Year ended	Year ended	Year ended
	December	December	December
	31, 2001	31, 2002	31, 2003
	£’m	£’m	£’m
Staff costs
Salaries	57	61	61
Social security costs	5	5	5
Pension and post retirement benefit costs	7	7	11
Other employment costs	3	3	3

	72	76	80
Severance costs charged in arriving at profit before taxation	4	—	—

Employee costs charged in arriving at profit before taxation.	76	76	80

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

Employee numbers

Average number of people employed by class of business and geographical location of operating unit.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	Number	Number	Number
Upstream	620	680	676
Downstream	1,367	1,320	1,306

	1,987	2,000	1,982

Europe	854	828	811
Americas	548	531	515
Asia	378	454	462
Rest of World	207	187	194

	1,987	2,000	1,982

	December 31,	December 31,	December 31,
	2001	2002	2003
	Number	Number	Number
Number of employees at period end	2,006	1,993	1,995

6	Exceptional operating expenses

For the year ended December 31, 2001

£4 million has been charged representing a program to reduce fixed costs in the UK manufacturing area, including a reduction in headcount by 54. The reductions are fully defined and announced and most of the provision has now been paid. This initiative is part of a long term manufacturing productivity plan.

7	Profit/(loss) on ordinary activities before taxation

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	£’m	£’m	£’m
Profit/(loss) on ordinary activities before taxation is stated after charging:
Depreciation of tangible fixed assets:
- owned assets	31	37	36
- capitalised plant shut-down costs	3	3	3
Amortisation of goodwill	5	5	5
Hire of machinery and equipment	1	1	2

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

8	Net interest payable and other charges

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	£’m	£’m	£’m
Interest payable on Senior Credit Facilities	17	12	10
Interest payable on Senior notes	13	13	16
Interest payable on other external bank loans and overdrafts	1	—	—
Covenant waiver fees	—	1	—
Fees on £40m debt facility with parent company	—	1	2
Amortisation of issue costs on Senior Credit Facilities	1	1	1
Foreign exchange loss arising on external debt	—	1	8

	32	29	37
Interest receivable and similar income	(1)	—	—
Foreign exchange gain arising on external debt	(3)	—	—

Net interest payable	28	29	37

9	Taxation on profit/(loss) on ordinary activities

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	£’m	£’m	£’m
United Kingdom taxation
Corporation tax at prevailing rates	—	—	—
Transfer from deferred taxation	(4)	(11)	—

	(4)	(11)	—

Overseas taxation
Overseas taxes	1	4	6
Joint ventures	1	—	—

Total current tax	2	4	6
Deferred taxation	(4)	5	—

	(2)	9	6

Taxation charge/(credit) for the year	(6)	(2)	6

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Factors effecting tax charge for the year

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	£’m	£’m	£’m
Profit/(loss) on ordinary activities before tax	(8)	(2)	32
Standard rate of corporation tax in the UK	30%	30%	30%

Profit/(loss) on ordinary activities multiplied by the standard rate of corporation tax in the UK	(2)	(1)	10
Effects of:
Other non taxable/deductible income and charges	(4)	(11)	(10)
Local taxes	1	1	—
Capital allowances in excess of depreciation	2	3	—
Short term timing differences	(4)	2	3
Tax losses created not utilised	10	10	3
Adjustments in respect of prior periods	(1)	—	—

Current tax charge for the year	2	4	6

Factors that may effect future tax charges

The group has approximately £169 million (2002: £147 million) of losses available to carry forward to future years. On the basis of all available evidence the directors estimate that the company will utilise approximately £62 million (2002: £69 million) against future profits in the United States. A deferred tax asset of £24 million (2002: £27 million) has therefore been provided in respect of this amount. No deferred tax has been provided in respect of the remaining losses as on the basis of all available information there is not sufficient certainty that they will be used in the foreseeable future.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

10	Intangible assets

	Other		Negative
	intangibles	Goodwill	goodwill	Total
	£’m	£’m	£’m	£’m
Cost
At December 31, 2001	1	105	(6)	100
Additions	—	—	—	—

At December 31, 2002	1	105	(6)	100
Additions	—	—	—	—

At December 31, 2003	1	105	(6)	100

Accumulated amortisation

At December 31, 2001	—	12	—	12
Charge for year	—	5	—	5

At December 31, 2002	—	17	—	17
Charge/(credit) for year	—	6	(1)	5

At December 31, 2003	—	23	(1)	22

Net book amounts at
December 31, 2001	1	93	(6)	88

December 31, 2002	1	88	(6)	83

December 31, 2003	1	82	(5)	78

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

11	Tangible fixed assets

			Payments on
			account and
			assets in the
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£’m	£’m	£’m	£’m
Cost
At December 31, 2001	44	696	43	783
Capital expenditure	—	—	28	28
Transfers of assets into use	—	22	(22)	—
Exchange adjustments	(2)	(26)	(1)	(29)
Disposals	—	(5)	—	(5)

At December 31, 2002	42	687	48	777
Capital expenditure	—	—	33	33
Transfers of assets into use	2	40	(42)	—
Exchange adjustments	(2)	(24)	(1)	(27)
Disposals	—	(5)	—	(5)

At December 31, 2003	42	698	38	778

Accumulated depreciation
At December 31, 2001	13	380	—	393
Charge for year	1	39	—	40
Exchange movement	—	(9)	—	(9)
Disposals	—	(5)	—	(5)

At December 31, 2002	14	405	—	419
Charge for year	1	38	—	39
Exchange movement	—	(9)	—	(9)
Disposals	—	(3)	—	(3)

At December 31, 2003	15	431	—	446

Net book amounts at
December 31, 2001	31	316	43	390

December 31, 2002	28	282	48	358

December 31, 2003	27	267	38	332

Included in land and buildings is £9 million (2002: £8 million) in respect of the cost of land which is not subject to depreciation.

The net book value of tangible fixed assets includes capitalised finance leases of £3 million (2002: £4 million) comprising cost of £5 million (2002: £6 million) less accumulated depreciation of £2 million (2002: £2 million). The depreciation charge for the year in respect of capitalised finance leases was £0.4 million (2002: £0.4 million).

	2002	2003
	£'m	£'m
Analysis of net book amount of land and buildings
Freehold	24	22
Long leasehold (over 50 years unexpired)	4	5

	28	27

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

12	Stocks

	2002	2003
	£’m	£’m
Raw materials and consumables	26	29
Finished goods and goods for resale	49	46

	75	75

13	Debtors

	2002	2003
	£’m	£’m
Trade debtors	77	89
Other prepayments and accrued income	2	3
Deferred taxation asset	12	9
Other debtors	5	6

	96	107

The deferred tax asset is due in more than one year.

14 Creditors – Amounts falling due within one year

	2002	2003
	£’m	£’m
Bank and other borrowings (note 16)	17	12
Trade creditors	58	60
Other creditors	23	21
Accruals	21	22

	119	115

15	Creditors — Amounts falling due after more than one year

	2002	2003
	£’m	£’m
Bank and other borrowings (note 16)	326	328
Finance leases (note 17)	4	4

	330	332

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

16	Bank and other borrowings

	2002	2003
	£’m	£’m
Senior Credit Facilities:
Term Loan A	69	37
Term Loan B	69	69
Term Loan C	50	45
Revolving Credit Facility	32	19
Senior Notes	130	176
Unamortised Senior Notes Premium	—	2
Unamortised issue costs	(7)	(8)

	343	340

Senior Credit Facilities

On October 3, 1999, the Company entered into a Bank Credit Agreement with Deutsche Bank AG London Branch and Merrill Lynch Capital Corporation related to Senior Credit Facilities. These facilities consisted of (i) a seven-year $85 million revolving credit facility (the “Revolving Credit Facility”), and (ii) a seven-year £95 million aggregate principal amount Term Loan A, an eight-year £70 million aggregate principal amount Term Loan B and a nine-year £50 million aggregate principal amount Term Loan C (the “Term Loan A”, the “Term Loan B” and the “Term Loan C” are referred to collectively as the “Senior Term Loans”). The Term Loan A and the Term Loan B were drawn down in a combination of Euros and US Dollars. The Term Loan C was drawn down in US Dollars. The balances outstanding at the year end have been retranslated into pounds sterling at exchange rates prevailing at that date. The Revolving Credit Facility is available to be drawn down in US Dollars and other Optional Currencies, by way of Revolving Advances, issue of Letters of Credit or Bank Guarantees. At December 31, 2003, the unused proportion of this facility was $51 million (2002: $34 million).

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

The Term Loan A is repayable in six-monthly installments commencing June 30, 2000. All installments to date have been paid on the due dates. Repayment amounts are calculated with reference to a percentage of the total loan balance, the percentages being specified in the Bank Credit Agreement. The repayment profile had changed as a result of voluntary prepayments made during the year ended December 31, 2002 and the year ended December 31, 2003. The repayment profile for the balance of the loan outstanding will be made in eight equal installments due June 30, and December 31, 2003, 2004 and 2005, with the final two installments due June 30, 2006 and September 30, 2006.

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

10.25% senior notes

In June 2003 with senior bank consent the company undertook a refinancing in order to fund future investment into China by issuing €50 million of 10.25% Senior Notes at a premium of €2 million under an indenture dated June 25, 2003. The €2 million premium is being amortised to the profit and loss account over the term of the Senior Notes.

The 10.25% Senior Notes mature in full on May 15, 2010. The Senior Notes are denominated in euros and amount to €250 million in aggregate. The Senior Notes are guaranteed by Lucite International Investment Limited and Lucite International Holdings Limited on a subordinated basis.

Maturity analysis of bank and other borrowings

The maturity analysis of the Company’s bank and other borrowings is as follows:

	2002	2003
	£’m	£’m
Within 1 year or on demand	17	12
Between 1 and 2 years	18	12
Between 2 and 5 years	135	146
Over 5 years	180	176

	350	346
Unamortised Senior Notes Premium	—	2
Unamortised issue costs	(7)	(8)

	343	340

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

17	Finance leases

	2002	2003
	£’m	£’m
Obligations under finance leases comprise:
Rentals due after more than 1 year:
- from 1 to 2 years	—	1
- from 2 to 3 years	1	—
- from 3 to 4 years	—	1
- from 4 to 5 years	1	—
- after 5 years from the balance sheet date	5	4

	7	6
Less: amounts representing interest relating to future periods	(3)	(2)

Present value of net minimum lease payments	4	4
Less current lease obligations	—	—

Non current obligations	4	4

18	Provisions for liabilities and charges

		Deferred	Unfunded	Employee
	Restructuring	taxation	pensions	benefits	Total
	£’m	£’m	£’m	£’m	£’m
At December 31, 2001	7	16	17	8	48
Charged to the profit and loss account in the period	—	(11)	2	1	(8)
Exchange / other	(1)	—	(2)	(1)	(4)
Utilised in the year	(3)	—	—	(1)	(4)

At December 31, 2002	3	5	17	7	32
Charged to the profit and loss account in the period	—	(2)	3	1	2
Exchange / other	—	—	(1)	—	(1)
Utilised in the year	(1)	—	(4)	(1)	(6)

At December 31, 2003	2	3	15	7	27

No provision has been released or applied for any purpose other than that for which it was established.

The restructuring provision is expected to be utilised during the next year.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Deferred taxation

The amounts of deferred taxation accounted for as at the balance sheet date and the potential amounts of deferred taxation are disclosed below:

	2002	2003
	£’m	£’m
Accounted for at the balance sheet date
Timing differences on capital allowances and depreciation	35	32
Miscellaneous timing differences	(16)	(14)
Tax losses	(26)	(24)

	(7)	(6)

Not accounted for at the balance sheet date
Miscellaneous timing differences	—	(6)
Tax losses	(26)	(35)

	(26)	(41)

The movement of the deferred taxation balance is as follows:

	Net asset	Net liability	Total
	£’m	£’m	£’m
At December 31, 2001	(18)	16	(2)
Charge/ (credit) to the profit and loss account in the period	5	(11)	(6)
Exchange movement	1	—	1

At December 31, 2002	(12)	5	(7)
Charge/ (credit) to the profit and loss account in the period	2	(2)	—
Exchange movement	1	—	1

At December 31, 2003	(9)	3	(6)

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

19	Called up equity share capital

	Number	£’m
Authorised, allotted and fully paid At December 31, 2003 and at December 31, 2002
Ordinary shares of £1 each	175,029,700	175

The ordinary shares above were issued to Lucite International Limited on October 1, 1999.

20	Financial Instruments

Foreign exchange and interest rate disclosure

The Company holds and issues financial instruments in order to finance its operations and to manage interest and foreign currency risks arising from its operations. The Company’s major financial risks relate to movements in exchange rates and interest rates. The Company borrows in US Dollars, Euros and pounds sterling at variable rates and is subject to fluctuations in interest rates on its borrowings and surplus cash. The Company’s policy is to hedge on specific borrowings against future movements in interest rates, which is effected by using derivatives, such as interest rate swaps and caps where appropriate. During the year ended December 31, 2003 the company did not enter into any interest rate swap or cap arrangements

The US dollar-denominated tranche B debt ($47.9m) and the US dollar-denominated tranche C debt ($79.8m) have been rolled over under existing credit agreements at the rate of 3.8075% for the US dollar-denominated tranche B debt and 4.33688% for the US dollar-denominated tranche C debt; both rates are inclusive of lender margins. Both interest rates are fixed until the end of September 2004 and accordingly these loans are shown as fixed rate financial liabilities below. In addition, a proportion of the US dollar-denominated tranche A debt ($3.8m) has been rolled over under existing credit agreements at a rate of 3.21875% until the end of June 2004 and a further ($18.9m) has been rolled over under existing credit agreements at a rate of 3.3075% until the end of September 2004. Both rates are inclusive of lender margins and are shown as fixed rate liabilities below.

Short term debtors and creditors have been excluded from the following disclosures, other than the currency risk disclosures.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Interest rate risk profile of financial liabilities

As at December 31, 2002 and 2003 the Company had the following interest rate profile for financial liabilities, after taking into account the interest rate swaps used to manage the interest profile:

	At December 31, 2002
	Floating rate	Fixed rate financial	December 31, 2002
	financial liabilities	liabilities	Total
	£’m	£’m	£’m
Currency
Sterling	13	—	13
Euro	94	130	224
US Dollars	33	84	117

	140	214	354
Unamortised issue costs	(3)	(4)	(7)

At December 31, 2002	137	210	347

	At December 31, 2003
	Floating rate	Fixed rate financial	December 31, 2003
	financial liabilities	liabilities	Total
	£’m	£’m	£’m
Currency
Sterling	12	—	12
Euro	71	178	249
US Dollars	3	88	91

	86	266	352
Unamortised issue costs	(3)	(5)	(8)

At December 31, 2003	83	261	344

All the group’s creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

	At December 31, 2002
	Fixed rate financial liabilities
	Weighted average interest rate	Weighted average period for which rate is fixed
Currency	%	Years
Sterling	—	—
US dollars	4.81	1.5
Euro	10.25	7.3

At December, 31 2002	8.13	5.0

	At December 31, 2003
	Fixed rate financial liabilities
	Weighted average interest rate	Weighted average period for which rate is fixed
Currency	%	Years
Sterling	—	—
US dollars	4.16	1.3
Euro	10.25	6.3

At December, 31 2003	8.24	4.7

Floating rate financial liabilities bear interest at rates, based on relevant national LIBOR equivalents, which are fixed in advance for periods of between one month and six months.

Interest rate risk of financial assets

	2002	2003
	Cash at bank and in hand	Cash at bank and in hand
Currency	£’m	£’m
Sterling	—	1
US Dollars	(5)	11
Euro	6	3
Other currencies	10	15

At December, 31	11	30

Floating rate	3	12
Fixed rate	8	18

At December, 31	11	30

The floating rate cash earns interest based on relevant national LIBOR equivalents. The fixed rate cash held by our subsidiaries in China and Taiwan earns interest at approximately 1-2%.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Maturity of financial liabilities

The maturity profile of the financial liabilities of the company, other than short term operating creditors and accruals at December 31, 2002 and 2003 were:

	December 31, 2002
	Debt	Finance leases	Total
	£’m	£’m	£’m
In one year or less or on demand	17	—	17
In more than one year but not more than two years	18	—	18
In more than two years but not more than five years	135	2	137
In more than five years	180	5	185

	350	7	357
Less:amounts representing interest relating to future periods	—	(3)	(3)
Unamortised issue costs	(7)	—	(7)

	343	4	347

	December 31, 2003
	Debt	Finance leases	Total
	£’m	£’m	£’m
In one year or less or on demand	12	—	12
In more than one year but not more than two years	12	1	13
In more than two years but not more than five years	146	1	147
In more than five years	176	4	180

	346	6	352
Less:amounts representing interest relating to future periods	—	(2)	(2)
Unamortised senior notes premium	2	—	2
Unamortised issue costs	(8)	—	(8)

	340	4	344

Borrowing facilities

The group has the following undrawn committed borrowing facilities available at December 31, 2003 in respect of which all conditions had been met at that date:

	Floating rate	Fixed rate	December 31, 2003	December 31, 2002
	£’m	£’m	£’m	£’m
Expiring within one year	—	—	—	—
Expiring between 1 and 2 years	—	—	—	—
Expiring after more than 2 years	28	—	28	21

	28	—	28	21

In addition to the above our parent company Lucite International Limited has a £40 million unsecured subordinated deep discounted bond facility with Charterhouse. In the event of a covenant under our senior bank facilities, Lucite International Limited agreed, upon the request of our senior banks, to borrow under the deep discount bond facility and to invest the proceeds of such borrowings in the equity capital of Lucite International Group Holdings Limited. The amount of the borrowing and equity investment would be the amount required to remedy the covenant breach. No breach has occurred during the year ended December 31, 2003. The fees associated with servicing this facility were £1.6 million (2002: £0.8 million), which have been charged to the profit and loss account in the year as they are payable by the group. The facility is still in place as at December 31, 2003, but following agreement with the Senior Banking syndicate £5 million was drawn in December 2003 by Lucite International Limited and invested into our new China Company. The remaining £35 million is un-drawn as at December 31, 2003 and will expire 30 days after the final report on covenant performance for the year ended December 31, 2003 which we expect to be issued at the end of April 2004.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS- (Continued)

Fair values of financial assets and financial liabilities

Set out below is a comparison, by category, of book values (before debt issue costs) and fair values of all the Company’s financial liabilities as at December 31, 2003.

	December 31, 2002		December 31, 2003
	Book value	Fair value	Book value	Fair value
	£’m	£’m	£’m	£’m
Primary financial instruments held or issued to finance the Group’s operations:
Short-term borrowings and current portion of long-term borrowings	17	17	12	12
Long-term borrowings	337	336	340	361

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

	Net foreign currency monetary assets/(liabilities) at December, 31 2002
				Other
	Sterling	US dollars	Euros	Currencies	Total
	£’m	£’m	£’m	£’m	£’m
Functional currency:
Sterling	—	(118)	(201)	—	(319)
US dollars	—	—	2	—	2
Euro	—	1	—	—	1
Other currencies	—	7	—	—	7

Total	—	(110)	(199)	—	(309)

	Net foreign currency monetary assets/(liabilities) at December, 31 2003
				Other
	Sterling	US dollars	Euros	Currencies	Total
	£’m	£’m	£’m	£’m	£’m
Functional currency of operation:
Sterling	—	(88)	(227)	—	(315)
US dollars	—	—	—	3	3
Euro	(1)	1	—	—	—
Other currencies	—	10	—	—	10

Total	(1)	(77)	(227)	3	(302)

Financial instruments held for trading purposes

The company does not trade in financial instruments.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

21	Notes to the cash flow statement

(a)	Net cash inflow from operating activities

	Year ended	Year ended	Year ended
	December 31, 2001	December 31, 2002	December 31, 2003
	£’m	£’m	£’m
Operating profit	18	27	69
Depreciation and amortisation	39	45	44
Stocks (increase)/ decrease	8	(9)	(2)
Debtors (increase)/ decrease	21	(11)	(18)
Creditors increase/ (decrease)	(5)	6	2
Other movements	2	(1)	(1)

Cash inflow from operating activities	83	57	94

(b)	Returns on investments and servicing of finance

	Year ended	Year ended	Year ended
	December 31, 2001	December 31, 2002	December 31, 2003
	£’m	£’m	£’m
Interest received	1	—	—
Interest paid	(34)	(25)	(25)
New issue High Yield Bond fees	—	—	(2)
Dividends paid by subsidiary undertakings to minority shareholders	—	(3)	(3)
Distribution paid by subsidiary undertakings to minority shareholders	—	—	(3)

	(33)	(28)	(33)

(c)	Capital expenditure and financial investment

	Year ended	Year ended	Year ended
	December 31, 2001	December 31, 2002	December 31, 2003
	£’m	£’m	£’m
Purchase of intangible fixed assets	(1)	—	—
Purchase of tangible fixed assets	(25)	(28)	(32)

	(26)	(28)	(32)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

(d)	Acquisitions and disposals

Acquisition of ICI Acrylics

	Year ended	Year ended	Year ended
	December 31, 2001	December 31, 2002	December 31, 2003
	£’m	£’m	£’m
Fees associated with acquisition of Acrylics Business from ICI	1	—	—

Net cash outflow	1	—	—

Other Acquisitions

	Year ended	Year ended	Year ended
	December 31, 2001	December 31, 2002	December 31, 2003
	£’m	£’m	£’m
Acquisition of remaining majority shareholding in Kaohsiung Monomer Company, Taiwan from ICI Plc	5	—	—

Cash acquired with Kaohsiung Monomer Company, Taiwan	(10)	—	—

	(5)	—	—

(e)	Financing

	Year ended	Year ended	Year ended
	December 31, 2001	December 31, 2002	December 31, 2003
	£’m	£’m	£’m
Movement in debt due within one year	(8)	(14)	(14)
Movement in debt due after one year	(15)	(6)	(33)
Issue of debt due after more than one year	—	15	37
Equity received from minority	—	—	5

Cash (outflow)/inflow from financing	(23)	(5)	(5)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

(f)	Analysis of net debt

	Cash at bank	Debt due	Debt due
	and in	after one	within one	Finance
	hand	year	year	leases	Net debt
	£’m	£’m	£’m	£’m	£’m
At January 1, 2002	20	(331)	(13)	(5)	(329)
Cash flow	(8)	(8)	13	—	(3)
Other non-cash changes	(1)	16	(17)	—	(2)
Exchange movement	—	(3)	—	1	(2)

At December 31, 2002	11	(326)	(17)	(4)	(336)

Cash flow	20	(4)	14	—	30
Other non-cash changes	—	10	(9)	—	1
Exchange movement	(1)	(8)	—	—	(9)

At December 31, 2003	30	(328)	(12)	(4)	(314)

Cash at bank and in hand held by our subsidiaries Kaohsiung Monomer Company (KMC) and Thai Poly Acrylic PLC (TPA) are not readily available to the group except by means of dividends which are subject to local legal restrictions.

(g)	Reconciliation of net cash flow to movement in net debt

	Year ended	Year ended	Year ended
	December 31, 2001	December 31, 2002	December 31, 2003
	£’m	£’m	£’m
Increase/(decrease) in cash in the year/period	2	(9)	20
Cash flows from movements in debt and lease financing	23	6	10
Exchange movement	2	(2)	(9)
Other non-cash changes	(1)	(2)	1

Movement in net debt	26	(7)	22
Opening net debt	(355)	(329)	(336)

Closing net debt	(329)	(336)	(314)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

22     Pensions and other post retirement benefits

Lucite International Limited has established a number of pension schemes around the world covering many of its employees. The principal funds are the UK pension scheme, which is a funded defined benefit scheme, the US pension schemes, which are defined benefit schemes, the main US scheme being a funded scheme, and the US post retirement medical benefit plan which is an unfunded defined benefit plan. There is also a much smaller fund within KMC the assets of which are held by the Central Trust of China.

The most recent actuarial valuations of the US pension schemes and the US post retirement medical benefit plan were at December 31, 2001, and the most recent actuarial valuation of the UK pension scheme was at October 31, 2000. An actuarial valuation on the UK fund is in the process of being carried out and the basis adopted for this valuation will be used in the SSAP 24 charge for the year ended December 31, 2004. The valuations were carried out using the projected unit method and were carried out by Cigna for the US schemes and Watson Wyatt for the UK scheme, both independent professionally qualified actuaries.

The main assumptions used for the valuation of the UK scheme at October 31, 2000 were a long-term investment return of 6.6%, increases in salaries of 4%, dividend growth of 2.5% and increases in pensions of 2.5%. The market value of the UK scheme’s assets was £55 million and the actuarial value of those assets represented 100% of the benefits accrued to members after allowing for expected future increases in earnings.

The main assumptions used for the valuations of the US schemes were a long-term investment return of 8.2% increases in salaries of 4.5%, discount rate of 6.25% and increases in pensions of 2.5%. The market value of the US scheme’s assets was $56 million and the actuarial value of those assets represented 75% of the benefits accrued to members after allowing for expected future increases in earnings. The funding of the US plan is subject to the statutory funding requirements that will mean that the funding deficit is expected to reduce over time.

The main assumptions used for the valuation of the US post retirement medical benefit plan were long-term medical claim inflation rate starting at 8.5% for 2003 and reducing to 4.5% over the next eight years and a discount rate of 6.25%.

The main assumptions used for the valuation of the KMC fund were long-term investment return of 3.25% increases in salaries 2.5% and discount rate of 3.25%. There is no assumption required regarding increases to pension costs as all amounts are paid as lump sums.

The total pension and post retirement benefit costs for the period ended December 31, 2003 was £11 million (2002: £7 million). Provisions for unfunded pensions and employee benefits across the group at December 31, 2003 were £15 million (2002: £17 million) and £7 million (2002: £8 million) respectively (Note 18).

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

FRS 17 Retirement Benefits

The most recent actuarial valuations of the Company’s major retirement benefit schemes have been updated to December 31, 2003 to take account of the requirements of FRS 17. The actuarial valuations have been carried out using the projected unit method of valuation.

Financial assumptions to calculate the scheme liabilities under FRS 17 are:

	December 31, 2001
	UK pension fund	US Pension Plan	US Healthcare Plan	KMC Pension fund
	% p.a.	% p.a.	% p.a.	% p.a.
Discount rate	5.80%	7.25%	7.25%	5.00%
Salary increases	3.90%	4.50%	—	3.50%
Pension increases	2.50%	3.00%	—	—
Social security increases	2.50%	3.00%	—	—
Ultimate health care trend rate	—	—	4.50%	—
Inflation rate	2.50%	3.00%	—	-0.01%
Percentage funding level	81%	70%	—	—

	December 31, 2002
	UK pension fund	US Pension Plan	US Healthcare Plan	KMC Pension fund
	% p.a.	% p.a.	% p.a.	% p.a.
Discount rate	5.60%	6.75%	6.75%	3.75%
Salary increases	3.75%	4.50%	—	2.50%
Pension increases	2.25%	3.00%	—	—
Social security increases	2.25%	3.00%	—	—
Ultimate health care trend rate	—	—	4.50%	—
Inflation rate	2.25%	3.00%	—	-0.18%
Percentage funding level	65%	48%	—	—

	December 31, 2003
	UK pension fund	US Pension Plan	US Healthcare Plan	KMC pension fund
	% p.a.	% p.a.	% p.a.	% p.a.
Discount rate	5.40%	6.25%	6.25%	3.25%
Salary increases	4.10%	4.50%	—	2.50%
Pension increases	2.60%	3.00%	—	—
Social security increases	2.60%	3.00%	—	—
Ultimate health care trend rate	—	—	4.50%	—
Inflation rate	2.60%	3.00%	—	-0.31%
Percentage funding level	62%	58%	—	—

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

The assets in the schemes and the expected rate of return were:

	December 31, 2001

	UK Pension Fund		US Pension Plan		US Healthcare Plan	KMC pension fund
	Value at December	Long-term rate of	Value at December	Long term rate of	Value at December	Value at December	Long term rate of
	31, 2001	return expected	31, 2001	return expected	31, 2001	31, 2001	return expected
	£’m	% p.a.	£’m	% p.a.	£’m	£’m	% p.a.
Bonds	8	5.00%	15	7.25%	—	—	—
Equities	41	7.30%	21	8.75%	—	—	—
Others	3	5.00%	2	4.50%	—	1	5.00%

Total market value of assets	52	6.81%	38	7.93%	—	1	5.00%
Present value of scheme liabilities	(64)		(54)		(9)	(4)

Deficit in the scheme	(12)		(16)		(9)	(3)

Net pension liability	(12)		(16)		(9)	(3)

	December 31, 2002

	UK Pension Fund		US Pension Plan		US Healthcare Plan	KMC pension fund
	Value at December	Long-term rate of	Value at December	Long term rate of	Value at December	Value at December	Long term rate of
	31, 2002	return expected	31, 2002	return expected	31, 2002	31, 2002	return expected
	£’m	% p.a.	£’m	% p.a.	£’m	£’m	% p.a.
Bonds	9	5.0%	11	7.5%	—	—	—
Equities	36	8.0%	14	9.0%	—	—	—
Others	2	5.0%	3	9.0%	—	1	3.75%

Total market value of assets	47	7.3%	28	8.5%	—	1	3.75%
Present value of scheme liabilities	(72)		(58)		(10)	(4)

Deficit in the scheme	(25)		(30)		(10)	(3)

Net pension liability	(25)		(30)		(10)	(3)

	December 31, 2003

	UK Pension Fund		US Pension Plan		US Healthcare Plan	KMC pension fund
	Value at December	Long-term rate of	Value at December	Long term rate of	Value at December	Value at December	Long term rate of
	31, 2003	return expected	31, 2003	return expected	31, 2003	31, 2003	return expected
	£’m	% p.a.	£’m	% p.a.	£’m	£’m	% p.a.
Bonds	6	5.0%	10	7.0%	—	—	—
Equities	51	8.0%	19	8.7%	—	—	—
Others	5	3.5%	2	8.5%	—	1	3.25%

Total market value of assets	62	7.3%	31	8.2%	—	1	3.25%
Present value of scheme liabilities	(100)		(58)		(8)	(4)

Deficit in the scheme	(38)		(27)		(8)	(3)

Net pension liability	(38)		(27)		(8)	(3)

Deferred tax assets in relation to pension liabilities have not been recognised as they would not be recoverable in the foreseeable future.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

If the above amounts had been recognised in the financial statements, the group’s net assets and profit and loss reserve at December 31, 2002 and December 31, 2003 would be as follows:

Net assets

	2002	2003
	£’m	£’m
Net assets	142	148
Pensions provisions in respect of material funded schemes	24	22

Net assets excluding material pension provisions	166	170
Pension liability	(68)	(76)

Net assets including net pension liability under FRS17	98	94

Reserves

	2002	2003
	£’m	£’m
Profit and loss reserve	(45)	(42)
Pensions provisions in respect of material funded schemes	24	22

Profit and loss reserve excluding material pension provisions	(21)	(20)
Pension liability	(68)	(76)

Profit and loss reserve including net pension liability under FRS17	(89)	(96)

Analysis of the amount which would be charged to operating profit

	Year ended December	Year ended December
	31, 2002	31, 2003
	£’m	£’m
Current service cost	6	7
Past service cost	—	1

Total operating charge	6	8

Analysis of the amount which would be credited to other finance income

	Year ended	Year ended
	December 31, 2002	December 31, 2003
	£’m	£’m
Expected return on pension scheme assets	7	7
Interest on pension scheme liabilities	(8)	(8)

Net return	(1)	(1)

Analysis of amount which would be recognised in statement of total recognised gains and losses (STRGL)

	Year ended	Year ended
	December 31, 2002	December 31, 2003
	£’m	£’m
Actual return less expected return on pension scheme assets	(20)	8
Experience gains and losses arising on scheme liabilities	(3)	(2)
Changes in assumptions underlying the present value of the scheme liabilities	(5)	(19)

Actuarial loss recognised in STRGL	(28)	(13)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Movement in deficit during the year

	Year ended	Year ended
	December 31, 2002	December 31, 2003
	£’m	£’m
Deficit in scheme at beginning of the year	(40)	(68)
Movement in the year;
Current service cost	(6)	(7)
Contributions	4	10
Past service costs	—	(1)
Other finance costs	(1)	(1)
Exchange gain	3	4
Actuarial loss recognised in STRGL	(28)	(13)

Deficit in scheme at end of the year	(68)	(76)

History of experience gains and losses

	Year ended	Year ended
	December 31, 2002	December 31, 2003
	£’m	£’m
Difference between the actual and expected return on scheme assets:
Amount (£ million)	(20)	8
Percentage of scheme assets	26%	9%
Experience gains and losses on scheme liabilities:
Amount (£ million)	(3)	(2)
Percentage of present value of scheme liabilities	2%	1%
Total amount recognised in statement of total recognised gains and losses:
Amount (£ million)	(28)	(13)
Percentage of present value of scheme liabilities	19%	8%

23     Related party transactions

The following information is provided in accordance with Financial Reporting Standard No 8, “Related Party Transactions” (“FRS 8”).

(i)	Trading transactions with shareholders of the group

For the twelve months ended December 31, 2001: The Company purchased management services from Charterhouse Capital Partners LLP and paid fees to the directors of Ineos Capital in the amounts of £50,000 and £300,000 respectively plus related travel expenses.

The Company also purchased certain third party goods and services via Ineos PLC, a company controlled by the directors of Ineos Capital in the amount of £53,000. Such services included the rental expenses of our Southampton offices and sundry employee costs in respect of shared services.

The Company also purchased certain third party goods and services from other Ineos associated companies controlled by the Directors of Ineos Capital, to the value of £11 million. We also sell some goods and services to Ineos associated companies to the value of £2 million. These companies were acquired by Ineos Capital during 2001 and have been included as related party transactions from the date of each acquisition, prior to this date the transactions have been treated as non-related.

Amounts due to and from these companies at December 31, 2001 were approximately £nil.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

For the twelve months ended December 31, 2002: The Company purchased management services from Charterhouse Capital Partners LLP for the amount of £25,000 plus related travel expenses.

The Company also purchased certain third party goods and services from Ineos associated companies controlled by the Directors of Ineos Capital, to the value of £13 million. We also sell some goods and services to Ineos associated companies to the value of £2 million.

As at December 31, 2002 amounts payable to these companies totaled £2 million.

For the twelve months ended December 31, 2003: The Company purchased management services from Charterhouse Capital Partners LLP for the amount of £27,000 plus related travel expenses.

The Company also purchased certain third party goods and services from Ineos associated companies controlled by the Directors of Ineos Capital, to the value of £29 million. We also sell some goods and services to Ineos associated companies to the value of £2 million.

As at December 31, 2002 amounts payable to these companies totaled £2 million.

(ii)      Trading transactions with other entities within the group

The Company has taken advantage of the exemption conferred by FRS 8 and has not disclosed transactions with wholly owned subsidiaries within the Lucite International group. During normal course of business the company transacted with Kaoshuing Monomer Company (“KMC” which was a joint venture until September 1, 2001 and is now a 60% owned subsidiary). Sales to and purchases from this company for the period where it was a joint venture were as follows:

Year ended December 31,
2001
£’m
Profit and loss account
Sales of product	1
Purchases of product	7

24      Contingent liabilities and commitments

	2002	2003
	£’m	£’m
Commitments for capital expenditure not provided for:
Contracts placed for future expenditure	8	32
Expenditure authorised but not yet contracted	13	25

	21	57

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require it to take action to correct the effects on the environment of prior disposal or release of chemical substances by the Company or other parties. The ultimate requirement for such actions, and their cost is inherently difficult to estimate, if required provisions are established in accordance with the Group’s accounting policy. No provisions for environmental obligations have been made at December 31, 2002 or 2003 and management believes that any cost of addressing currently identified environmental obligations will not have a material impact on the Company’s financial position or results of operations.

25     Operating lease commitments

At December 31, 2003 the company had commitments to make payments during the next year under operating leases as follows:

	Land and Buildings	Other Operating Leases
	£’m	£’m
Within one year	—	1
Within two to five years	—	1
After five years	—	—

	—	2

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

26      Summary of significant differences between UK and US accounting principles

The financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net income and shareholder’s equity of the differences between UK GAAP and US GAAP.

(a)   Effect on the profit/ loss for the financial year of differences between UK GAAP and US GAAP

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2001	2002	2003
	Notes	£’m	£’m	£’m
Profit/(loss) for the financial year under UK GAAP		(3)	(3)	22
Adjustments to conform with US GAAP
- depreciation of fixed assets	(ia)	6	6	6
- amortisation of other intangibles	(ib)	(14)	(13)	(12)
- amortisation of goodwill	(ic)	3	5	5
Pensions	(ii)	—	(2)	(2)
Capitalisation of interest less amortisation	(iii)	2	3	2
Capitalisation of loan arrangement fees less amortisation	(iv)	—	1	(1)
Foreign exchange (loss)/gain on debt	(v)	1	(13)	(9)
Fair value of derivative financial instruments	(vi)	—	—	1
Deferred taxation
- arising on UK GAAP results	(vii)	3	15	3
- arising on other US GAAP adjustments	(vi)	1	2	—

Net profit /loss under US GAAP		(1)	1	15

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

(b)   Effect on Consolidated shareholder’s funds of differences between UK GAAP and US GAAP

		2002	2003
	notes	£’m	£’m
Consolidated shareholder’s funds under UK GAAP		130	133
Business combinations	(ia,b,c)	(20)	(21)
Exchange translation differences on goodwill and intangible assets	(ib)	2	(9)
Pensions	(ii)	(3)	(6)
Capitalisation of interest less amortisation	(iii)	7	9
Capitalisation of loan arrangement fees	(iv)	1	—
Fair value of derivative financial instruments	(vi)	—	1
Deferred taxation	(vii)	28	30

Consolidated shareholder’s funds under US GAAP		145	137

The cumulative exchange differences posted to reserves as at December 31, 2003 was a £15 million loss (2002: £7 million gain).

The cumulative effect of the minimum pension liability posted to reserves as at December 31, 2003 was £9 million loss ( 2002: £8 million loss)

(c)      Notes to the income statement and net asset reconciliation

(i)      Business combinations

Differences exist between US GAAP and UK GAAP in the determination of acquisition price and valuation of assets and liabilities at the acquisition date. The adjustments referred to above for purchase accounting arise as a result of these differences, as described below.

(a) Depreciation of fixed assets

Under US GAAP negative goodwill arising on acquisitions should be deducted from the non-monetary fixed assets acquired as part of the acquisition. The effect of this treatment is to reduce the fair value under US GAAP of the tangible fixed assets acquired below the value recognised under UK GAAP. Accordingly, the annual depreciation charge related to those assets is lower under US GAAP than under UK GAAP.

(b) Amortisation of other intangibles

An intangible asset should be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it should be recognized as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). An intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability. An assembled workforce should not be recognized as an intangible asset apart from goodwill.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

Accordingly, the Company has recognized $195 million of definite-lived intangible assets under US GAAP that have been included in goodwill for UK GAAP purposes. On adoption of FAS 142 the Company reclassified $19 million related to assembled workforce previously regarded as an intangible asset into goodwill as it did not meet one of the criteria of FAS 141 for recognition apart from goodwill. As such, the annual amortisation charge related to these intangible assets is higher under US GAAP than the goodwill amortisation charge under UK GAAP. In addition, a number of these intangible assets have been pushed down to the business units to which they relate for US GAAP purposes. Many of these business units are based in the United States. These assets are retranslated at the prevailing exchange rate at each balance sheet date into the Company’s reporting currency, giving rise to translation differences. These translation differences have been included above in shareholder’s funds.

(c) Amortisation of goodwill

As a result of differences in the recognition of intangible assets, the goodwill balance recognised under US GAAP is lower than that recognised under UK GAAP. For the years ended 2001 and 2002, this resulted in a lower goodwill amortisation charge under US GAAP. In 2002, the Company adopted FAS 142 and ceased amortisation of goodwill under US GAAP. As such, the adjustment for 2002 and 2003 is the reversal of the goodwill amortisation recognised under UK GAAP for that year.

(ii)     Accounting for pension costs

There are four significant differences between UK GAAP (SSAP 24) and US GAAP in accounting for pension costs:

(a)	SFAS No 87, “Employers’ Accounting for Pensions”; requires that pension plan assets are valued by reference to their fair or market related values, whereas UK GAAP permits an alternative measurement of assets, which, in the case of the UK retirement plan, is on the basis of the discounted present value of expected future income streams from the pension plan assets.

(b)	SFAS No 87; requires measurements of plan assets and obligations to be made as at the date of financial statements or a date no more than three months prior to that date. Under UK GAAP, calculations may be based on the results of the latest actuarial valuation.

(c)	SFAS No 87; mandates a particular actuarial method - the projected unit credit method - and requires that each significant assumption necessary to determine annual pension cost reflects best estimates solely with regard to that individual assumption. UK GAAP does not mandate a particular method, but requires that the method and assumptions, taken as a whole, should be compatible and lead to the actuary’s best estimate of the cost of providing the benefits promised.

(d)	Under SFAS No 87, a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service period of employees. Under UK GAAP, the policy is not to recognise pension credits in its financial statements unless a refund of, or reduction in, contributions is likely.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

The principal pension plans within the Company are the UK pension fund, the US pension plan and the US Healthcare plan. Provision has been made (Note 18) for the benefit obligation of a small number of unfunded pension plans and for the under-funding of funded pension schemes in other parts of the group. The disclosures required by SFAS No 132 “Employers’ Disclosures about Pensions and Other Retirement Benefits” in respect of the Company’s three principal pension plans are set out below:

The net pension cost, in accordance with SFAS No 87, for the Company’s principal pension plans is summarised as follows:

	For the year ended December 31, 2001
	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m
Components of pension/post retirement expense:
Service cost	4	2	—	6
Interest cost	3	4	1	8
Expected return on plan assets	(4)	(4)	—	(8)

Net periodic pension cost	3	2	1	6

	For the year ended December 31, 2002
	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m
Components of pension/post retirement expense:
Service cost	4	2	—	6
Interest cost	4	4	1	9
Expected return on plan assets	(4)	(4)	—	(8)
Other: amortisation	1	—	—	1

Net periodic pension cost	5	2	1	8

	For the year ended December 31, 2003
	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m
Components of pension/post retirement expense:
Service cost	4	2	—	6
Prior service cost	1	—	—	1
Interest cost	4	3	1	8
Expected return on plan assets	(4)	(3)	—	(7)
Other: amortisation	2	—	—	2

Net periodic pension cost	7	2	1	10

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

The following table sets forth the funded status of the principal plans at December 31, 2002:

	At December 31, 2002
	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m
Fair value of plan assets	47	28	—	75
Accumulated post retirement benefit obligations (APBO)	—	—	(10)	(10)
Projected benefit obligation (PBO)	(73)	(58)	—	(131)

Funded status and accrued benefit cost	(26)	(30)	(10)	(66)
Unrecognised net actuarial loss	31	18	3	52
Exchange gain	—	(1)	—	(1)

Balance sheet prepaid/(accrued) pension costs	5	(13)	(7)	(15)

Accumulated benefit obligations (ABO)		49		49

Minimum liability		21		21

Intangible assets		—		—

Accumulated other comprehensive income		8		8

The following table sets forth the funded status of the principal plans at December 31, 2003:

	At December 31, 2003
	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m
Fair value of plan assets	62	31	—	93
Accumulated post retirement benefit obligations (APBO)	—	—	(8)	(8)
Projected benefit obligation (PBO)	(103)	(58)	—	(161)

Funded status and accrued benefit cost	(41)	(27)	(8)	(76)
Unrecognised net actuarial loss	44	17	2	63
Exchange gain	—	(1)	—	(1)

Balance sheet prepaid/(accrued) pension costs	3	(11)	(6)	(14)

Accumulated benefit obligations (ABO)	66	44		110

Minimum liability	3	13		26

Intangible assets	—	—		—

Accumulated other comprehensive income	7	2		9

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

The change in benefit obligation during the year to December 31, 2002 was as follows:

	At December 31, 2003
	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m
PBO/APBO at December 31, 2001	64	51	9	124
Service cost	4	2	—	6
Employee contributions	1	—	—	1
Interest cost	4	4	1	9
Benefit payments	(1)	(3)	(1)	(5)
Transfer	1	—	—	1
Net actuarial loss	—	7	2	9
Exchange gain	—	(3)	(1)	(4)

PBO/APBO at December 31, 2002	73	58	10	141

The change in benefit obligation during the year to December 31, 2003 was as follows:

	At December 31, 2003
	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m
PBO/APBO at December 31, 2002	73	58	10	141
Service cost	4	2	—	6
Employee contributions	1	—	—	1
Plan amendments	1	—	—	1
Interest cost	4	4	1	9
Benefit payments	(1)	(2)	(1)	(4)
Net actuarial gain/(loss)	21	3	(1)	23
Exchange gain	—	(7)	(1)	(8)

PBO/APBO at December 31, 2003	103	58	8	169

The change in plan assets during the year to December 31, 2002 was as follows:

	At December 31, 2003
	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m
Fair value of plan assets at December 31, 2001	52	38	—	90
Employer contributions	3	—	1	4
Employee contributions	1	—	—	1
Benefit payments	(1)	(3)	(1)	(5)
Transfer	1	—	—	1
Investment returns	(9)	(4)	—	(13)
Exchange loss	—	(3)	—	(3)

Fair value of plan assets at December 31, 2002	47	28	—	75

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

The change in plan assets during the year to December 31, 2003 was as follows:

	At December 31, 2003
		US	US
	UK	Pension	Healthcare
	Pension Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m
Fair value of plan assets at December 31, 2002	47	28	—	75
Employer contributions	6	3	1	10
Employee contributions	1	—	—	1
Benefit payments	(1)	(2)	(1)	(4)
Investment returns	9	6	—	15
Exchange gain	—	(4)	—	(4)

Fair value of plan assets at December 31, 2003	62	31	—	93

The assumptions used to determine the pension and post retirement costs for the principal plans for the year to December 31, 2002 were:

	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan
	%	%	%
Interest rate for discounting liabilities	5.6	6.75	6.75
Expected rate of return on assets	7.3	9.00	—
Rate of compensation increase	3.8	4.50	—
Rate of increase to pensions in payment	2.3	—	—

The assumptions used to determine the pension, post retirement costs and the projected benefit obligation for the principal plans for the year to December 31, 2003 were:

	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan
	%	%	%
Interest rate for discounting liabilities	5.4	6.25	6.25
Expected rate of return on assets	7.4	8.5	—
Rate of compensation increase	4.1	4.5	—
Rate of increase to pensions in payment	2.6	—	—

Sensitivity disclosures for the US Healthcare plan are as follows:

A 1% increase in the health cost trend rates would increase the service and interest cost components of the net periodic post-retirement benefit cost by a total of approximately £32,000. It would increase the accumulated post-retirement benefit obligation by approximately £440,000.

A 1% decrease in the health cost trend rates would decrease the service and interest cost components of the net periodic post-retirement benefit cost by a total of approximately £30,000. It would decrease the accumulated post-retirement benefit obligation by approximately £410,000.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

The actual allocation of assets by category for all domestic plans is as follows;

	At December 31, 2003
	UK Pension Fund
	Actual	Target
	allocation	allocation
	%	%
Equity securities	83%	40-100%
Debt securities	10%	0-40%
Real Estate	—	0–15%
Other	7%	0%

Total	100%	100%

The investment objectives of the UK (domestic) fund are;

•	The acquisition of suitable assets of appropriate liquidity which will generate income and capital growth to meet, together with new contribution from members and the employer, the cost of current future benefits from the Fund.

•	To limit the risk of the assets failing to meet the liabilities over the long term, in particular in relation to the statutory Minimum Funding Requirement.

•	To minimise the long term costs of the Fund by maximising the return on the assets in keeping with the objective shown above.

•

The expected rate of return on assets has been determined by weighted averages of actual holdings in equities, bonds and other assets as at December 31, 2003. We have assumed the expected return on equities, bonds and other classes to be 8% pa, 5% pa and 3.5% pa respectively for each asset class as at December 31, 2003.

The expected employer pension contribution under UK GAAP SSAP 24 for the financial year ended December 31, 2004 is £5 million. This is subject to a full actuarial review under SSAP 24 due to be finalised in early 2004.

(iii)      Capitalisation of interest

Under UK GAAP the Company does not capitalise interest in its financial statements. Under US GAAP, SFAS No 34 “Capitalisation of Interest Cost”, interest incurred as part of the cost of constructing fixed assets is required to be capitalised and amortised over the life of the asset.

(iv))      Capitalisation of loan issue fees less amortisation

Under UK GAAP issue costs on the arrangement of new debt facilities which have not been drawn down are written off to the profit and loss account in the period in which the fees were occurred. Under US GAAP such debt issue costs are capitalised as an asset and reported in deferred charges in the balance sheet and are amortised over the life of the facilities.

Under UK GAAP issued debt is stated on the balance sheet net of the associated unamortised issue costs. Under US GAAP such debt issue costs are capitalised as an asset and reported as deferred charges in the balance sheet. Therefore an adjustment to gross up the debt liability and to show the £8 million asset as at December 31, 2003 (2002: £7 million) separately in debtors would have to be made.

(v))      Foreign exchange loss on debt

Under UK GAAP the company treats loans, including the Euro denominated loans, as an effective hedge of net investment in foreign subsidiaries which are primarily US$ denominated. The currency translation loss on loans is offset to the extent of the currency translation gain on net investments. Under US GAAP hedging of a

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

net investment in a foreign subsidiary with a currency other than the currency of the subsidiary is generally not permitted.

For US GAAP purposes, the company has included the translation gain on the Euro denominated loan as a component of net loss, under UK GAAP this had been partially hedged against US dollar-denominated assets and taken directly to reserves. The gain on the US dollar-denominated loans have been hedged against the loss on US$ denominated assets and taken directly to reserves under both UK GAAP and US GAAP.

(vi)          Fair value of derivative financial instruments

Under US GAAP FAS 133 a hedging relationship can only qualify for hedge accounting treatment if it is designated as such and is formally documented and tested for its hedge effectiveness. If a hedging relationship exists, only the portion of the movement in fair value that is deemed to be ineffective is taken to the profit and loss account in the period. If there is no hedging relationship, the fair value of the derivative instrument is recognised as an asset or liability on the balance sheet with movements in fair value taken directly to the profit and loss account.

During 2003 we have entered into contractual arrangements to hedge a portion of our raw material prices against spikes in natural gas prices. The contracts entered into are in the form of swaps, puts and calls, with settlement possible either way depending upon the floating price of natural gas. The fair value of the arrangement as at December 31, 2003 equates to an asset of £1.2m compared to the strike price of the puts/ calls and the fixed price of the swaps; this gain made on the contracts would be taken to operating profit under US GAAP. At December 31, 2003 a volume of 7200 mm Btu was covered by the arrangement covering the period to October 2004.

(vii)          Income taxes

Under UK GAAP deferred tax assets are accounted for only to the extent that it is more likely than not that there will be suitable sustainable taxable surpluses from which the future reversal of the underlying temporary timing differences can be deducted. Under US GAAP, in accordance with SFAS No 109 “Accounting for Income Taxes”, deferred taxes are accounted for on all timing differences, including those arising from US GAAP adjustments to UK GAAP; a valuation allowance is established in respect of those deferred tax assets, where it is more likely than not on the basis of all available evidence that some portion will not be realised.

The US GAAP provision for income taxes differs from the amount of income taxes determined by applying the applicable UK statutory income tax rate to pre-tax increases, as a result of the following differences:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	£’m	£’m	£’m
UK statutory income tax rate	30%	30%	30%

Income tax (expenses)/benefit at UK rate	(3)	(5)	7
Local taxes	2	1	—
Movement in deferred tax not provided	—	—	3
Prior year tax	—	(7)	(2)
Utilisation of b/f losses not provided	(1)	—	—
Permanent differences	(8)	(9)	(8)
Other	—	—	3

Tax on income before income taxes under US GAAP	(10)	(20)	3

To the extent that dividends remitted from overseas subsidiaries are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for un-remitted earnings of subsidiaries when such amounts are considered permanently re-invested.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

	2002	2003
	£’m	£’m
Deferred tax assets:
Pensions	2	2
Inventories	2	1
Fixed assets	4	14
Losses	56	47
Other	12	10

	76	74
Deferred tax liabilities:
Accelerated depreciation and amortisation:
UK fixed assets	(6)	(4)
Non-UK fixed assets	(35)	(34)

Net deferred tax asset	35	36

Total gross deferred tax assets available to the Company amount to £90 million at December 31, 2003 (2002: £81 million). A valuation allowance of £16 million at December 31, 2003 (2002: £5 million) has been provided against losses and short term timing differences and consequently the total deferred tax asset amounts to £74 million at December 31, 2003 (2002: £76 million).

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

There are also certain differences in classification of items within the cash flow statement between UK and US GAAP. Under UK GAAP, cash flows are presented in the following categories; (i) operating activities; (ii) returns on investments and servicing of finance; (iii) taxation; (iv) capital expenditure; (v) acquisitions and disposals; (vi) management of liquid resources; and (vii) financing activities. Under US GAAP cash flows are presented as either (i) operating activities (ii) investing or (iii) financing activities.

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

Under US GAAP, the following amounts would have been reported:

	Year ended December	Year ended December	Year ended December
	31, 2001	31, 2002	31, 2003
	£’m	£’m	£’m
Net cash provided by operating activities
Under UK GAAP	83	57	94
Taxation paid	(3)	(4)	(4)
Returns from investments and servicing of finance (excluding interest paid and capitalised)	(31)	(26)	(31)

Under US GAAP	49	27	59

Net cash used in investing activities
Capitalised interest	2	2	2
Capital expenditure and financial investment	26	28	32

Under US GAAP	28	30	34

(e)     Lucite International Share Option Plan

Under the Lucite International Employee Share Plan, as described elsewhere in this document, Charterhouse made available 550,000 ordinary one pence shares in the company to employees (the “employee shares”). Shares will be allocated between employees based on business performance criteria at a future date when Charterhouse sells all or a substantial portion of its remaining investment in the ordinary shares in Lucite International Limited. These shares have been put into trust for the employees during 2003.

The Company has issued rights to the US employees to purchase restricted ordinary D shares under the US employee share scheme. These restricted ordinary D shares will be redeemed by the company and replaced with ordinary B shares in the event of Charterhouse selling all or a substantial portion of its remaining investment in the ordinary shares in Lucite International Limited.

No charge in respect of the grant of options to the employees under the employee share option plan has been made in the financial statements under both UK GAAP and US GAAP due to the uncertainty of the timing of the sale of Charterhouse’s investment.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

(f)     Additional US GAAP disclosures

Goodwill and Intangible Assets

The annual review of impairment required under FAS142 was carried out as at June 2003 and the results indicated that no impairment was deemed to exist.

Intangible asset carrying values and accumulated amortisation in total and by each major class of intangible asset:

	Gross Carrying	Accumulated
	value as at	amortisation as at	Weighted average
	December 31, 2003	December 31, 2003	amortisation period
	£’m	£’m	Years
Amortised intangible assets
Core and patented technology	49	21	10
Trade names	7	1	20
Customer relationships	19	4	20
Non-compete agreements	23	20	5

Total amortised intangible assets	98	46
Unamortised intangible assets
Goodwill	45	—

Total intangible assets under US GAAP	143	46

Amortisation expense for the year ended December 31, 2003 and estimated aggregate amortisation expense for each of the five succeeding years;

£’m
Aggregate amortisation expense:
For the year ended December 31, 2003	12
Estimated aggregate amortisation expense:
For the year ended December 31, 2004	10
For the year ended December 31, 2005	7
For the year ended December 31, 2006	7
For the year ended December 31, 2007	7
For the year ended December 31, 2008	7

There were no changes to the carrying value of goodwill during the year ended December 31, 2003.

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

Shipping, freight and handling costs

Under US GAAP shipping, freight and handling costs are classified as cost of sales whereas under UK GAAP we classify these costs as distribution costs. Therefore there would need to be a reclassification of £42 million (2002: £45 million; 2003:£43 million) from distribution costs to cost of sales.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

Exceptional items

Under UK GAAP exceptional items are items which derive from events or transactions that fall within the ordinary activities of the reporting entity which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Under US GAAP only items which are deemed unusual in nature and infrequent in occurrence (not reasonably expected to recur in the foreseeable future) qualify for presentation as “extraordinary” items. Extraordinary items are presented below income before extraordinary items in the statement of profit and loss. The exceptional items that are recorded for UK GAAP consist only of restructuring and integration costs under US GAAP, restructuring and integration costs do not meet the criteria for presentation as an extraordinary item.

Concentrations

The Company obtains a significant proportion of its raw materials and certain services from a small number of key suppliers. Supply agreements are currently in place but if any of these suppliers is unable to meet raw material demand then alternative suppliers may not easily be found and as a result, operations could be materially impacted. The Company’s largest supplier of raw materials is also its largest customer. This supplier accounted for approximately 20% of the cost of sales and approximately 7% of sales for the years ended December 31, 2001 through to 2003. Raw materials from this supplier are subject to a supply contract, which expires in June 2008 with evergreen clauses thereafter. The Company is the natural supplier of the key customer referred to above given that the Company and this customer are located within the same chemical complexes in the United States and share supplies and services for those complexes. However, if the Company were to lose the business from this key customer, then operations could be materially impacted.

Guarantees

Product warranty liability

The company warrants to the original purchaser of its products that it will, at its option, repair or replace, without charge, such products if they fail due to a manufacturing defect. The term of these warranties are typically up to twelve months after sale. The company accrues for product warranties when, based on available information, it is probable that customers will make claims under warranties relating to products that have been sold, and a reasonable estimate of the costs (based on historical claims experience relative to sales) can be made. The cost of claims made under product warranties for the year ended December 31, 2003 were not material to the business and consequently we have not provided a reconciliation of the movement in product warrant liabilities for the year ended December 31, 2003.

Contingencies

Litigation

We are from time to time involved in various legal proceedings of a nature considered normal to our business. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, guarantee, established reserves or would not have a material adverse effect on our financial condition or our results of operations.

On March 25, 2003, the Company received notification that the European Commission is investigating Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. Such investigation is a preliminary step and does not imply that the Company has engaged in any unlawful activities relating to anti-competitive practices. There is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defence and by the Commission’s procedures. Lucite International Limited is co-operating fully with the European Commission on these matters. It is not possible at this stage to estimate what the outcome of this investigation will be.

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
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

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

Details of the financial obligations arising from these purchase commitments can be seen on Item 5 section B “Liquidity and Capital Resources”.

Recently Issued US Financial Accounting Standards

On January 17, 2003, the Financial Accounting Standards Board (“FASB” or the “Board”) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which was amended in December 2003 when the FASB issued FIN 46-R. Under the interpretation, as amended, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. FIN 46-R will be effective for the Company from January 1, 2004. The Company is currently evaluating the impact of this statement on its results of operations and financial position under US GAAP.

On November 25, 2002 the FASB issued FASB Interpretation No. 45 (“FIN 45” or the “Interpretation”), Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34). FIN 45 clarifies the requirements of FASB Statement No. 5 (FAS 5), Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The Interpretation’s provisions for initial recognition and measurement are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The guarantor’s previous accounting for guarantees that were issued before the date of FIN 45’s initial application may be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The requirements of the standard have been adopted by the Group for the fiscal year ended December 31, 2003 as disclosed on page Note 26(e) to the financial statements.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

In January 2004, the FASB issued FASB Staff Position (“FSP”) 106-1, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a postretirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. As such, as a result of the absence of such guidance, any measures included in these financial statements of the accumulated postretirement benefit obligation (APBO) or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Authoritative guidance, when issued, could require a change in previously reported information.

Recently issued UK Financial Accounting Standards

In November 2000 the ASB issued Financial Reporting Standard No. 17, “Retirement Benefits"(“FRS 17”). FRS 17 requires pension scheme assets to be measured at market value and pension scheme liabilities to be measured using specified actuarial methods using a corporate bond rate. The resulting surplus or deficit should be immediately recognised in the balance sheet. In the annual financial statements additional analysis was provided in accordance with FRS 17 for which disclosure requirements have been implemented progressively during the previous and current financial years in accordance with the provisions of that standard. Full implementation of the standard has been postponed until 2005.

International Financial Reporting Standards (“IFRS”)

The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with IFRS rather than the existing national GAAP. The regulation takes effect for the accounting periods beginning after January 1, 2005 and consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the year ended December 31, 2005.

We are currently evaluating the areas that will be most affected by the adoption of IFRS, including assessing the impact on our underlying systems and financial statements and our US GAAP reconciliations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

27	List of principal subsidiary companies included in the Lucite International Group Holdings Limited consolidated financial statements at December 31, 2003

	County of
	incorporation	Percentage
	or registration	holding
Lucite International Investment Limited	UK	100
Lucite International Holdings Limited	UK	100
Lucite International Finance PLC	UK	100
Lucite International Dutch Overseas Holdco BV	Netherlands	100
Thai Poly Acrylic PLC	Thailand	59
Lucite International Japan Limited	Japan	100
Lucite International Finco Limited	UK	100
Lucite International France SAS	France	100
Lucite International Netherlands BV	Netherlands	100
Lucite International Holland BV	Netherlands	100
Lucite International UK Limited	UK	100
Lucite International, Inc.	USA	100
Lucite International Mexico SA de C.V.	Mexico	100
Lucite International Holdco Limited	UK	100
Lucite International Canada, Inc.	Canada	100
Lucite International Trading Limited	UK	100
Lucite International UK Overseas Holdcol Limited	UK	100
Lucite International Partnership Holdings Inc	USA	100
Lucite International Holdco Inc	USA	100
Lucite International Partnerco1 Limited	UK	100
Lucite International Partnerco2 Limited	UK	100
Lucite International Speciality Polymers and Resins Limited	UK	100
Lucite International South Africa (Pty) Limited	South Africa	100
Lucite International Asia Pacific Pte Limited	Singapore	100
Kaohsiung Monomer Company	Taiwan	60
Lucite International Alpha BV	Netherlands	100
Perspex Distribution Limited	UK	100
Lucite International China Holdings Ltd	UK	51
Lucite International (China) Chemical Industry Company Limited Ltd	China	51
Lucite International US Delaware Holdings LLC	USA	100
Lucite International US Group Holdings LLC	USA	100
Lucite International US Investment Holdings LLC	USA	100

28	Controlling parties

The intermediate holding company of Lucite International Group Holdings Limited is Lucite International Limited, a company registered in England. The ultimate controlling party of Lucite International Group Holdings Limited are funds managed by Charterhouse Capital Partners LLP (formerly funds managed by Charterhouse Development Capital Limited), 85 Watling Street, London, EC4M 9BX.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

29 Supplemental consolidated financial statements

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

Supplemental consolidating balance sheets as at December 31, 2002

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m
Fixed assets
Intangible assets	—	—	—	83	—	83
Tangible assets	—	—	—	358	—	358
Investments	149	154	112	—	(415)	—

	149	154	112	441	(415)	441

Current assets
Stocks	—	—	—	75	—	75
Debtors	—	166	54	96	(220)	96
Cash at bank and in hand	—	—	—	11	—	11

	—	166	54	182	(220)	182

Total assets	149	320	166	623	(635)	623
Creditors: amounts falling due within one year	—	(52)	(17)	(140)	90	(119)

Net current assets/ (liabilities)	—	114	37	42	(130)	63

Total assets less current liabilities	149	268	149	483	(545)	504

Creditors: amounts falling due after more than one year	—	(126)	—	(334)	130	(330)
Provisions for liabilities and charges	—	—	—	(32)	—	(32)

Net assets	149	142	149	117	(415)	142

Shareholder’s equity
Called up equity share capital	175	175	175	132	(482)	175
Reserves	(26)	(33)	(26)	(27)	67	(45)

Total equity shareholder’s funds	149	142	149	105	(415)	130
Equity minority interests	—	—	—	12	—	12

Capital employed	149	142	149	117	(415)	142

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

(3)	The numbers in the table above have been restated for the effects of FRS19 ‘deferred taxation’

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Supplemental consolidating balance sheets as at December 31, 2003

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m
Fixed assets
Intangible assets	—	—	—	78	—	78
Tangible assets	—	—	—	332	—	332
Investments	171	174	139	—	(484)	—

	171	174	139	410	(484)	410

Current assets
Stocks	—	—	—	75	—	75
Debtors	—	230	54	107	(284)	107
Cash at bank and in hand	—	—	—	30	—	30

	—	230	54	212	(284)	212

Total assets	171	404	193	622	(768)	622
Creditors: amounts falling due within one year	—	(69)	(22)	(133)	109	(115)

Net current assets/ (liabilities)	—	161	32	79	(175)	97

Total assets less current liabilities	171	335	171	489	(659)	507

Creditors: amounts falling due after more than one year	—	(173)	—	(335)	176	(332)
Provisions for liabilities and charges	—	—	—	(27)	—	(27)

Net assets	171	162	171	127	(483)	148

Shareholder’s equity
Called up equity share capital	175	175	175	140	(490)	175
Reserves	(4)	(13)	(4)	(28)	7	(42)

Total equity shareholder’s funds	171	162	171	112	(483)	133
Equity minority interests	—	—	—	15	—	15

Capital employed	171	162	171	127	(483)	148

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Supplemental consolidating profit and loss accounts for the year to December 31, 2001

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m
Turnover including share of joint venture	—	—	—	589	—	589
Less: share of joint venture’s turnover	—	—	—	(12)	—	(12)

Group turnover				577		(577)

Operating costs before exceptional operating expenses and amortisation and intangible fixed assets	—	—	—	(550)	—	(550)
Exceptional operating expenses	—	—	—	(4)	—	(4)
Amortisation of goodwill and other intangible fixed assets	—	—	—	(5)	—	(5)

Total operating costs	—	—	—	(559)	—	(559)

Group operating profit	—	—	—	18	—	18
Share of operating profit from joint venture and investments	(3)	(3)	(3)	2	9	2

Operating profit including joint venture	(3)	(3)	(3)	20	9	20
Net interest payable	—	(1)	—	(27)	—	(28)
Loss on ordinary activities before taxation	(3)	(4)	(3)	(7)	9	(8)
Taxation on loss on ordinary activities	—	—	—	6	—	6

Loss on ordinary activities after taxation	(3)	(4)	(3)	(1)	9	(2)
Equity minority interests	—	—	—	(1)	—	(1)
Loss for the financial period	(3)	(4)	(3)	(2)	9	(3)

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited

(1)	The numbers in the table above have been restated for the effects of FRS19 ‘deferred tax’.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS -(Continued)

Supplemental consolidating profit and loss accounts for the year to December 31, 2002

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m
Turnover	—	—	—	582	—	582

Operating costs before exceptional operating expenses and amortisation and intangible fixed assets	—	—	—	(550)	—	(550)
Amortisation of goodwill and other intangible fixed assets	—	—	—	(5)	—	(5)

Total operating costs				(555)		(555)

Group operating profit	—	—	—	27	—	27
Share of operating profit from investments	(3)	(3)	(3)	—	9	—

Operating profit including joint venture	(3)	(3)	(3)	27	9	27
Net interest payable	—	(1)	—	(28)	—	(29)
Loss on ordinary activities before taxation	(3)	(4)	(3)	(1)	9	(2)
Taxation on loss on ordinary activities	—	—	—	2	—	2

Loss on ordinary activities after taxation	(3)	(4)	(3)	1	9	—
Equity minority interests	—	—	—	(3)	—	(3)
Loss for the financial period	(3)	(4)	(3)	(2)	9	(3)

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Supplemental consolidating profit and loss accounts for the year to December 31, 2003

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m
Turnover	—	—	—	694	—	694

Operating costs before exceptional operating expenses and amortisation and intangible fixed assets	—	—	—	(620)	—	(620)
Amortisation of goodwill and other intangible fixed assets	—	—	—	(5)	—	(5)

Total operating costs	—	—	—	(625)	—	(625)

Group operating profit	—	—	—	69	—	69
Share of operating profit from joint venture and investments	22	22	22	—	(66)	—

Operating profit	22	22	22	69	(66)	69
Net interest payable	—	(2)	—	(35)	—	(37)

Profit on ordinary activities before taxation	22	20	22	34	(66)	32
Taxation on loss on ordinary activities	—	—	—	(6)	—	(6)

Profit on ordinary activities after taxation	22	20	22	28	(66)	26
Equity minority interests	—	—	—	(4)	—	(4)

Profit for the financial period	22	20	22	24	(66)	22

(2)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(3)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

(4)	The numbers in the table above have been restated for the effects of FRS19 ‘deferred taxation’

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Supplemental consolidating cash flow statements for the year to December 31, 2001

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m
Cash flow from operating activities	—	—	—	83	—	83
Returns on investment and servicing of finance
Net external interest paid	—	(13)	—	(33)	13	(33)
Inter-group interest paid	—	—	—	—	—	—
Inter-group interest received	—	—	—	—	—	—
Taxation	—	—	—	(3)	—	(3)

	—	(13)	—	47	13	47
Capital expenditure and financial investment:
Acquisitions and disposals:	—	—	—	4	—	4
Capital expenditure	—	—	—	(26)	—	(26)

	—	(13)	—	25	13	25
Financing
Revolver drawdown	—	—	—	(10)	—	(10)
Senior reimbursement	—	—	—	(13)	—	(13)
Intra-group loans issued	—	—	—	—	—	—
Intra-group current account	—	13	—	—	(13)	—

	—	13	—	(23)	(13)	(23)

Increase in cash	—	—	—	2	—	2

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and US Acrylics Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS –(Continued)

Supplemental consolidating cash flow statements for the year to December 31, 2002

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m
Cash flow from operating activities	—	—	—	57	—	57
Returns on investment and servicing of finance
Net external interest paid	—	(13)	—	(28)	13	(28)
Inter-group interest paid	—	—	—	—	—	—
Inter-group interest received	—	—	—	—	—	—
Taxation	—	—	—	(4)	—	(4)

	—	(13)	—	25	13	25
Capital expenditure and financial investment:
Acquisitions and disposals:	—	—	—	—	—	—
Capital expenditure	—	—	—	(28)	—	(28)

	—	(13)	—	(3)	13	(3)
Financing
Revolver drawdown	—	—	—	15	—	15
Senior reimbursement	—	—	—	(20)	—	(20)
Intra-group loans issued	—	—	—	—	—	—
Intra-group current account	—	13	—	—	(13)	—

	—	13	—	(5)	(13)	(5)

Increase in cash	—	—	—	(8)	—	(8)

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and US Acrylics Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE FINANCIAL STATEMENTS – (Continued)

Supplemental consolidating cash flow statements for the year to December 31, 2003

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m
Cash flow from operating activities	—	—	—	—	—	94
Returns on investment and servicing of finance:	—	(16)	—	(33)	16	(33)
Taxation	—	—	—	—	—	(4)

	—	(16)	—	(33)	16	57
Capital expenditure and financial investment:	—	—	—	(32)	—	(32)

Net cash inflow/ (outflow) before use of liquid resources and financing	—	—	—	25	16	25
Financing:	—	16	—	(5)	(16)	(5)

Increase in cash	—	—	—	20	—	20

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investments Limited.

(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and US Acrylics Holdco Limited.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lucite International Holdings Limited

We have audited the accompanying consolidated balance sheets of Lucite International Holdings Limited (“the Company”) as of December 31, 2003 and 2002, and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statement of total recognised gains and losses and reconciliation of movements in shareholder’s funds for each of the three years ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for each of the three years ended December 31, 2003 and consolidated shareholder’s funds at December 31, 2003 and 2002, to the extent summarised in Note 26 to the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London, England
April 1, 2004

LUCITE INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
		2001	2002	2003
	Notes	£’m	£’m	£’m
Turnover including share of joint venture		589	582	694
Less: share of joint venture’s turnover		(12)	—	—

Group turnover	3,4	577	582	694

Operating costs before exceptional operating expenses and amortisation of intangible fixed assets		(550)	(550)	(620)
Exceptional operating expenses	6	(4)	—	—
Amortisation of goodwill and other intangible fixed assets	10	(5)	(5)	(5)

Total operating costs		(559)	(555)	(625)

Group operating profit	3,4	18	27	69
Share of operating profit from joint venture		2	—	—

Operating profit including joint venture		20	27	69
Net interest payable	8	(28)	(29)	(37)

Profit/(loss) on ordinary activities before taxation	6	(8)	(2)	32
Taxation on (profit)/loss on ordinary activities	9	6	2	(6)

Profit/(loss) on ordinary activities after taxation		(2)	—	26
Equity minority interests		(1)	(3)	(4)

Profit/(loss) for the financial year		(3)	(3)	22

Group turnover and group operating profit relate entirely to continuing operations.

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

STATEMENT OF CONSOLIDATED TOTAL RECOGNISED GAINS AND LOSSES

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	£’m	£’m	£’m
Profit/(loss) for the financial year	(3)	(3)	22
Currency translation differences on foreign currency net investments	2	(21)	(19)

Total recognised gain/(loss) relating to the year	(1)	(24)	3

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2003 AND 2002

	Notes	2002	2003
		£’m	£’m
Fixed assets
Intangible assets	10	89	83
Negative goodwill	10	(6)	(5)
Tangible assets	11	358	332

		441	410

Current assets
Stocks	12	75	75
Debtors	13	96	107
Cash at bank and in hand		11	30

		182	212

Total assets		623	622

Creditors: amounts falling due within one year	14	(119)	(115)

Net current assets		63	97

Total assets less current liabilities		504	507

Creditors: amounts falling due after more than one year	15	(330)	(332)
Provisions for liabilities and charges	18	(32)	(27)

Net assets		142	148

Shareholder’s equity
Called up equity share capital	19	175	175
Profit and loss account		(45)	(42)

Total equity shareholder’s funds		130	133
Equity minority interests		12	15

Capital employed		142	148

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT

			Year ended	Year ended	Year ended
			December 31, 2001	December 31, 2002	December 31, 2003
	Notes		£’m	£’m	£’m
Cash flow from operating activities	21	(a)	83	57	94
Return on investments and servicing of Finance	21	(b)	(33)	(28)	(33)
Taxation			(3)	(4)	(4)

			47	25	57
Capital expenditure and financial Investment	21	(c)	(26)	(28)	(32)
Acquisitions and disposals	21	(d)
Acquisition of ICI Acrylics			(1)	—	—
Other acquisition			5	—	—

Net cash inflow/(outflow) before use of liquid resources and financing			25	(3)	25
Financing	21	(e)	(23)	(5)	(5)

Increase / (decrease) in cash	21	(f)	2	(8)	20

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDER’S FUNDS

	Share	Profit and
	capital	loss account	Total
	£’m	£’m	£’m
Balance as at December 31, 2000	175	(20)	155
Retained loss for the financial year	—	(3)	(3)
Currency translation adjustment	—	2	2

Balance as at December 31, 2001	175	(21)	154
Retained loss for the financial year	—	(3)	(3)
Currency translation adjustment	—	(21)	(21)

Balance as at December 31, 2002	175	(45)	130
Retained profit for the financial year	—	22	22
Currency translation adjustment	—	(19)	(19)

Balance as at December 31, 2003	175	(42)	133

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

LUCITE INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1	BUSINESS DESCRIPTION

Lucite International Holdings Limited (the “Company”) is a wholly owned subsidiary of Lucite International Investment Limited and Lucite International Investment Limited is a wholly owned subsidiary of Lucite International Group Holdings Limited. The separate consolidated financial statements of the Company have been included since the Company has guaranteed the 10.25% Senior Notes of its parent companies on a subordinated basis. The consolidated financial statements of Lucite International Group Holdings Limited are included on pages F-2 to F-57. The parent companies of the Company, Lucite International Investment Limited and Lucite International Group Holdings Limited have no operations, assets, or liabilities of their own other than investments in subsidiaries. As a result, the financial statement footnotes 1 and 3 through 28 of Lucite International Group Holdings Limited as presented on pages F-8 through F-57 are equally applicable to the Company as are references to “Lucite International Group Holdings Limited” in those footnotes.

Lucite International Holdings Limited and subsidiary companies are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

As discussed above, for all financial statement footnotes listed below, please refer to the respective footnote contained in the financial statements of Lucite International Group Holdings Limited which are contained on pages F-2 to F-57.

1	PRINCIPAL ACCOUNTING POLICIES

3	SEGMENTAL REPORTING

4	COST OF SALES, GROSS PROFIT, DISTRIBUTION COSTS AND ADMINISTRATIVE EXPENSES

5	STAFF COSTS

6	EXCEPTIONAL OPERATING EXPENSES

7	PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

8	NET INTEREST PAYABLE

9	TAXATION ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

10	INTANGIBLE FIXED ASSETS

11	TANGIBLE FIXED ASSETS

12	STOCKS

13	DEBTORS

14	CREDITORS-AMOUNTS FALLING DUE WITHIN ONE YEAR

15	CREDITORS-AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

16	BANK AND OTHER BORROWINGS

17	FINANCE LEASES

18	PROVISIONS FOR LIABILITIES AND CHARGES

19	CALLED UP EQUITY SHARE CAPITAL

20	FINANCIAL INSTRUMENTS

21	NOTES TO THE CASH FLOW STATEMENTS

22	PENSIONS AND OTHER POST RETIREMENT BENEFITS

23	RELATED PARTY TRANSACTIONS

24	CONTINGENT LIABILITIES AND COMMITMENTS

25	OPERATING LEASE COMMITMENTS

26	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

LUCITE INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

27	LIST OF PRINCIPAL SUBSIDIARY COMPANIES INCLUDED IN THE LUCITE INTERNATIONAL HOLDINGS LIMITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2003

	County of
	incorporation	Percentage
	or registration	holding
Lucite International Finance PLC	UK	100
Lucite International Dutch Overseas Holdco BV	Netherlands	100
Thai Poly Acrylic PLC	Thailand	59
Lucite International Japan Limited	Japan	100
Lucite International Finco Limited	UK	100
Lucite International France SAS	France	100
Lucite International Netherlands BV	Netherlands	100
Lucite International Holland BV	Netherlands	100
Lucite International UK Limited	UK	100
Lucite International, Inc.	USA	100
Lucite International Mexico SA de C.V.	Mexico	100
Lucite International Holdco Limited	UK	100
Lucite International Canada, Inc.	Canada	100
Lucite International Trading Limited	UK	100
Lucite International UK Overseas Holdcol Limited	UK	100
Lucite International Partnership Holdings Inc	USA	100
Lucite International Holdco Inc	USA	100
Lucite International Partnerco1 Limited	UK	100
Lucite International Partnerco2 Limited	UK	100
Lucite International Speciality Polymers and Resins Limited	UK	100
Lucite International South Africa (Pty) Limited	South Africa	100
Lucite International Asia Pacific Pte Limited	Singapore	100
Kaohsiung Monomer Company	Taiwan	60
Lucite International Alpha BV	Netherlands	100
Perspex Distribution Limited	UK	100
Lucite International China Holdings Ltd	UK	51
Lucite International (China) Chemical Industry Company Limited	China	51
Lucite International US Delaware Holdings LLC	USA	100
Lucite International US Group Holdings LLC	USA	100
Lucite International US Investment Holdings LLC	USA	100

28	CONTROLLING PARTIES

Refer to footnote 28 of the financial statements of Lucite International Group Holdings Limited.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lucite International Holdco Limited

We have audited the accompanying consolidated balance sheets of Lucite International Holdco Limited (“the Company”) as of December 31, 2003 and 2002, and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statement of total recognised gains and losses and reconciliation of movements in shareholder’s funds for each of the three years ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected results of operations for each of the three years ended December 31, 2003 and consolidated shareholder’s funds at December 31, 2003 and 2002, to the extent summarised in Note 26 to the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London, England
April 1, 2004

LUCITE INTERNATIONAL HOLDCO LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended	Year ended	Year ended
		December	December	December
		31,	31,	31,
		2001	2002	2003
	Notes	£’m	£’m	£’m
Turnover including share of joint venture		589	582	694
Less share of joint venture’s turnover		(12)	—	—

Group turnover	3,4	577	582	694

Operating costs before exceptional operating expenses and amortisation of intangible fixed assets	4	(550)	(550)	(620)
Exceptional operating expenses	6	(4)	—	—
Amortisation of goodwill and other intangible fixed assets	10	(5)	(5)	(5)

Total operating costs		(559)	(555)	(625)

Group operating profit	3,4	18	27	69
Share of operating profit from joint venture		2	—	—

Operating profit including joint venture		20	27	69
Net interest payable	8	(28)	(29)	(37)

Profit/(loss) on ordinary activities before taxation	7	(8)	(2)	32
Taxation on (profit)/loss on ordinary activities	9	6	2	(6)

Profit/(loss) on ordinary activities after taxation		(2)	—	26
Equity minority interests		(1)	(3)	(4)

Profit/(loss) for the financial year/period		(3)	(3)	22

Group turnover and group operating profit relate entirely to continuing operations.

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

STATEMENT OF CONSOLIDATED TOTAL RECOGNISED GAINS AND LOSSES

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	£’m	£’m	£’m
Profit/(loss) for the financial year	(3)	(3)	22
Currency translation differences on foreign currency net investments	2	(21)	(18)

Total recognised gain/(loss) relating to the year	(1)	(24)	4

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2003 AND 2002

		2002	2003
	Notes	£’m	£’m
Fixed assets
Intangible assets	10	89	83
Negative goodwill	10	(6)	(5)
Tangible assets	11	358	327

		441	405

Current assets
Stocks	12	75	75
Debtors	13	96	107
Cash at bank and in hand		7	20

		178	202

Total assets		619	607

Creditors: amounts falling due within one year	14	(148)	(137)

Net current assets		30	65

Total assets less current liabilities		471	470

Creditors: amounts falling due after more than one year	15	(330)	(332)
Provisions for liabilities and charges	18	(32)	(27)

Net assets		109	111

Shareholder’s equity
Called up equity share capital	19	115	115
Share premium	19	27	27
Profit and loss account		(45)	(41)

Total equity shareholder’s funds		97	101
Equity minority interests		12	10

Capital employed		109	111

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

CONSOLIDATED CASH FLOW STATEMENT

			Year ended	Year ended	Year ended
			December 31,	December 31,	December 31,
			2001	2002	2003
	Notes		£’m	£’m	£’m
Cash flow from operating activities	21	(a)	83	57	94
Return on investments and servicing of Finance	21	(b)	(33)	(28)	(33)
Taxation			(3)	(4)	(4)

			47	25	57
Capital expenditure and financial investment	21	(c)	(26)	(28)	(28)
Acquisitions and disposals	21	(d)
Acquisition of ICI Acrylics	21	(d)	(1)	—	—
Other acquisition	21	(d)	5	—	—

Net cash (outflow)/inflow before use of liquid resources and financing			25	(3)	29
Financing	21	(e)	(19)	(6)	(15)

(Decrease)/increase in cash	21	(f)	6	(9)	14

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

RECONCILIATION OF MOVEMENTS IN NET INVESTMENT AND
CONSOLIDATED SHAREHOLDER’S FUNDS

	Share	Profit and
	capital	loss account	Total
	£’m	£’m	£’m
Balance as at December 31, 2000	142	(20)	122
Retained loss for the financial year	—	(3)	(3)

Balance as at December 31, 2001	142	(21)	121
Retained loss for the financial year	—	(3)	(3)
Currency translation adjustment	—	(21)	(21)

Balance as at December 31, 2002	142	(45)	97
Retained loss for the financial year	—	22	22
Currency translation adjustment	—	(18)	(18)

Balance as at December 31, 2003	142	(41)	101

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

Lucite International Holdco Limited (the ''Company’’) is a wholly owned subsidiary of Lucite International Holdings Limited. Lucite International Holdings Limited is indirectly 100% owned by Lucite International Group Holdings Limited, the consolidated financial statements of which are located on pages F-2 through F-57.The parent companies of the Company have no operations, assets or liabilities of their own other than cash of £4 million, investments in subsidiaries, and liabilities which are reflected on a ''pushdown’’ basis in the financial statements of the Company as discussed in Note 16. During 2003 Lucite International Holdings Limited invested $8 million (£5 million) into Lucite International China Holdings Limited a company registered in the UK. Lucite International China Holdings Limited has invested these proceeds into a wholly owned foreign entity established in China for the purposes of constructing and operating an MMA facility in China. The assets and liabilities of Lucite International (China) Chemical Industry Company Limited have been fully consolidated into the results of Lucite International Group Holdings Limited as presented on pages F-8 to F-57. As a result some of the financial statement footnotes of Lucite International Group Holdings Limited are equally applicable to the Company but where they are not a separate footnote has been shown in the financial statements of Lucite International Holdco Limited.

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

2	PRINCIPAL ACCOUNTING POLICIES

Refer to footnote 1 of the Financial Statements of Lucite International Group Holdings Limited.

3	SEGMENTAL REPORTING

For a description of the Company’s business and an analysis of turnover, operating profit and capital expenditure attributable to each different class of business and a geographical analysis of turnover and tangible fixed assets, refer to footnote 3 of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED

NOTES TO THE FINANCIAL STATEMENTS—(Continued)

Total assets less current liabilities attributable to each different class of business are as follows:

	2002	2003
	£’m	£’m
Total assets less current liabilities
Upstream	336	321
Downstream	162	156

Net operating assets	498	477
Elimination of assets and liabilities that are not attributable to types of business:
Cash at bank and in hand	7	20
Deferred taxation asset	12	9
Bank and other borrowings (Note 16)	(46)	(36)

	471	470

4	COST OF SALES, GROSS PROFIT, DISTRIBUTION COSTS AND ADMINISTRATIVE EXPENSES

Refer to footnote 4 of the financial statements of Lucite International Group Holdings Limited.

5	STAFF COSTS

Refer to footnote 5 of the financial statements of Lucite International Group Holdings Limited.

6	EXCEPTIONAL OPERATING EXPENSES

Refer to footnote 6 of the financial statements of Lucite International Group Holdings Limited.

7	PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

Refer to footnote 7 of the financial statements of Lucite International Group Holdings Limited.

8	NET INTEREST PAYABLE

Refer to footnote 8 of the financial statements of Lucite International Group Holdings Limited.

9	TAXATION ON PROFIT/LOSS ON ORDINARY ACTIVITIES

Refer to footnote 9 of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

10	INTANGIBLE FIXED ASSETS

Refer to footnote 10 of the financial statements of Lucite International Group Holdings Limited.

11	TANGIBLE FIXED ASSETS

			Payments on
			accountand
			assets in the
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£’m	£’m	£’m	£’m
Cost
At December 31, 2001	44	696	43	783
Capital expenditure	—	—	28	28
Transfers of assets into use	—	22	(22)	—
Exchange adjustments	(2)	(26)	(1)	(29)
Disposals	—	(5)	—	(5)

At December 31, 2002	42	687	48	777
Capital expenditure	—	—	28	28
Transfers of assets into use	—	40	(40)	—
Exchange adjustments	(2)	(24)	(1)	(27)
Disposals	—	(5)	—	(5)

At December 31, 2003	40	698	35	773

Accumulated depreciation
At December 31, 2001	13	380	—	393
Charge for year	1	39	—	40
Exchange movement	—	(9)	—	(9)
Disposals	—	(5)	—	(5)

At December 31, 2002	14	405	—	419
Charge for year	1	38	—	39
Exchange movement	—	(9)	—	(9)
Disposals	—	(3)	—	(3)

At December 31, 2003	15	431	—	446

Net book amounts at
December 31, 2001	31	316	43	390

December 31, 2002	28	282	48	358

December 31, 2003	25	267	35	327

Included in land and buildings is £7 million (2002: £8 million) in respect of the cost of land which is not subject to depreciation.

The net book value of tangible fixed assets includes capitalised finance leases of £3 million (2002: £4 million) comprising cost of £5 million (2002: £6 million) less accumulated depreciation of £2 million (2002: £2 million). The depreciation charge for the year in respect of capitalised finance leases was £0.4 million (2002: £0.4 million).

	2002	2003
	£’m	£’m
Analysis of net book amount of land and buildings
Freehold	24	22
Long leasehold (over 50 years unexpired)	4	3

	28	25

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

12	STOCKS

Refer to footnote 12 of the financial statements of Lucite International Group Holdings Limited.

13	DEBTORS

Refer to the footnote 13 of the financial statements of Lucite International Group Holdings Limited.

14	CREDITORS—AMOUNTS FALLING DUE WITHIN ONE YEAR

	2002	2003
	£’m	£’m
Bank and other borrowings (note 16)	17	12
Trade creditors	58	60
Intra-Group financing	29	24
Other creditors	23	19
Accruals	21	22

	148	137

15	CREDITORS—AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

Refer to footnote 15 of the financial statements of Lucite International Group Holdings Limited.

16	BANK AND OTHER BORROWINGS

The Senior Credit Facilities as described in footnote 16 of the financial statements of Lucite International Group Holdings Limited are obligations of the parent companies of the Company. These credit facilities are reflected in the financial statements of the Company on a “push down” basis as the Company’s assets are pledged as security against the Senior Credit Facilities. The remaining obligations as described in footnote 16 to the financial statements of Lucite International Group Holdings Limited are obligations of the Company. Refer to footnote 16 of the financial statements of Lucite International Group Holdings Limited for a complete description of Bank and Other Borrowings.

17	FINANCE LEASES

Refer to footnote 17 of the financial statements of Lucite International Group Holdings Limited.

18	PROVISIONS FOR LIABILITIES AND CHARGES

Refer to footnote 18 of the financial statements of Lucite International Group Holdings Limited.

19	CALLED UP EQUITY SHARE CAPITAL

	Number	£’m
Ordinary shares of £1 each	115,300,999	115
Share premium		27

		142

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

20	FOREIGN EXCHANGE AND INTEREST RATE DISCLOSURE

Refer to footnote 20 of the financial statements of Lucite International Group Holdings Limited for information relating to foreign exchange disclosure, interest rate risk profit of financial liabilities, maturity of financial liabilities, borrowing facilities, fair value of financial assets and financial liabilities.

Interest rate risk of financial assets

	2002	2003
	Cash at bank and in	Cash at bank and in
	hand	hand
Currency	£’m	£’m
Sterling	(2)	—
US Dollars	(6)	4
Euro	5	1
Other currencies	10	15

At December, 31	7	20

Floating rate	(1)	8
Fixed rate	8	12

At December, 31	7	20

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

	Net foreign currency monetary assets/(liabilities) at December, 31 2002
				Other
	Sterling	US dollars	Euros	Currencies	Total
	£’m	£’m	£’m	£’m	£’m
Functional currency:
Sterling	—	(118)	(201)	—	(319)
US dollars	—	—	2	—	2
Euro	—	1	—	—	1
Other currencies	—	7	—	—	7

Total	—	(110)	(199)	—	(309)

	Net foreign currency monetary assets/(liabilities) at December, 31 2003
				Other
	Sterling	US dollars	Euros	Currencies	Total
	£’m	£’m	£’m	£’m	£’m
Functional currency of operation:
Sterling	—	(89)	(228)	—	(317)
US dollars	—	—	—	3	3
Euro	(1)	1	—	—	—
Other currencies	—	6	—	—	6

Total	(1)	(82)	(228)	3	(308)

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

21	NOTES TO THE CASH FLOW STATEMENT

(a)	Net cash inflow from operating activities

Refer to footnote 21(a) of the financial statements of Lucite International Group Holdings Limited.

(b)	Returns on investments and servicing of finance

Refer to footnote 21(b) of the financial statements of Lucite International Group Holdings Limited.

(c)	Capital expenditure and financial investment

	Year ended	Year ended	Year ended
	December 31, 2001	December 31, 2002	December 31, 2003
	£’m	£’m	£’m
Purchase of intangible fixed assets	(1)	—	—
Purchase of tangible fixed assets	(25)	(28)	(28)

	(26)	(28)	(28)

(d)	Acquisitions and disposals

Refer to footnote 21(d) of the financial statements of Lucite International Group Holdings Limited.

(e)	Financing

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2001	2002	2003
	£’m	£’m	£’m
Movement in debt due within 1 year	(4)	(15)	(19)
Movement in debt due after one year	(15)	(6)	(33)
Issue of debt due after more than one year	—	15	37

Cash (outflow)/inflow from financing	(19)	(6)	(15)

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

(f)	Analysis of net debt

		Debt	Debt
	Cash at bank	due after	due within	Finance	Net
	and in hand	1 year	1 year	Leases	Debt
	£’m	£’m	£’m	£’m	£’m
At 1 January 2002	17	(331)	(43)	(5)	(362)

Cash flow	(9)	(8)	14	—	(3)
Other non-cash changes	(1)	16	(17)	—	(2)
Exchange movement	—	(3)	—	1	(2)

At January 1, 2003	7	(326)	(46)	(4)	(369)

Cash flow	14	(4)	19	—	29
Other non-cash changes	—	10	(9)	—	1
Exchange movement	(1)	(8)	—	—	(9)

At December 31, 2003	20	(328)	(36)	(4)	(348)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2001	2002	2003
	£’m	£’m	£’m
Increase/ (decrease) in cash in the year	6	(9)	14
Cash flows from movements in debt and lease financing	23	5	10
Cash flows from inter-group financing	(4)	1	5
Exchange movement	2	(2)	(9)
Other non-cash changes	(1)	(2)	1

Movement in net debt	26	(7)	21
Opening net debt	(388)	(362)	(369)

Closing net debt	(362)	(369)	(348)

22	PENSIONS AND OTHER POST RETIREMENT BENEFITS

Refer to footnote 22 of the financial statements of Lucite International Group Holdings Limited.

23	RELATED PARTY TRANSACTIONS

Refer to footnote 23 of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE FINANCIAL STATEMENTS—(Continued)

24	CONTINGENT LIABILITIES AND COMMITMENTS

	2002	2003
	£’m	£’m
Commitments for capital expenditure not provided for:
Contracts placed for future expenditure	8	8
Expenditure authorised but not yet contracted	13	2

	21	10

25	OPERATING LEASE COMMITMENTS

Refer to footnote 25 of the financial statements of Lucite International Group Holdings Limited.

26	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

(a)	Approximate effect on the profit/loss for the financial year/period (net income) of differences between UK GAAP and US GAAP.

Refer to footnote 26(a) of the financial statements of Lucite International Group holdings Limited.

(b)	Approximate effect on and consolidated shareholder’s funds of differences between UK GAAP and US GAAP

		2002	2003
	Notes	£’m	£’m
Consolidated shareholder’s funds under UK GAAP		97	101
Purchase accounting adjustments		(20)	(21)
Exchange revaluation of US intangibles		2	(9)
Pensions		(3)	(5)
Capitalisation of interest less amortisation		7	9
Capitalisation of loan arrangement fees		1	—
Fair value of derivative financial instruments		—	1

Deferred taxation		28	30

Shareholder’s funds under US GAAP		112	106

(c)	US GAAP cash-flow information

Refer to footnote 26(d) of the financial statements of Lucite International Group Holdings Limited.

(d)	Additional US GAAP disclosures

Refer to footnote 26(e) of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27	LIST OF PRINCIPAL SUBSIDIARY COMPANIES INCLUDED IN THE LUCITE INTERNATIONAL HOLDCO LIMITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2003

	Country of
	incorporation or	Percentage
Company	registration	holding
Lucite International Dutch Overseas Holdco BV	Netherlands	100
Thai Poly Acrylic PLC	Thailand	59
Lucite International Japan Limited	Japan	100
Lucite International France SAS	France	100
Lucite International Netherlands BV	Netherlands	100
Lucite International Holland BV	Netherlands	100
Lucite International UK Limited	UK	100
Lucite International Newton Aycliffe Limited	UK	100
Lucite International Inc	USA	100
Lucite International Mexico SA de C.V	Mexico	100
Lucite International Holdco Limited	UK	100
Lucite International Canada, Inc	Canada	100
Lucite International UK Trader Holdco Limited	UK	100
Lucite International UK Overseas Holdco 1 Limited	UK	100
Lucite International Partnership Holdings Inc	USA	100
Lucite International Holdco Inc	USA	100
Lucite International Partner 1 limited	UK	100
Lucite International Partnerco 2 limited	UK	100
Lucite International South Africa (Pty) Limited	South Africa	100
Lucite International Asia Pacific Pte Limited	Singapore	100
Kaohsiung Monomer Company	Taiwan	60
Perspex Distribution Limited	UK	100
Lucite International US Delaware Holdings LLC	USA	100
Lucite International US Group Holdings LLC	USA	100
Lucite International US Investment Holdings LLC	USA	100

28	CONTROLLING PARTIES

Refer to footnote 28 of the financial statements of Lucite International Group Holdings Limited.