Form 20-F
period 2004-12-31
LUCITE INTERNATIONAL GROUP HOLDINGS LTD
filed 2005-04-06
CIK 1126706

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 333-12714

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
(Exact Name of Registrant as Specified in Its Charter)

ENGLAND and WALES
(Jurisdiction of incorporation or organization)

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

Yes ☑	No ☐

Indicate by check mark which financial statement items the Registrant has elected to follow:

Item 17 ☐	Item 18 ☑

TABLE OF CONTENTS Cont:-

TABLE OF CONTENTS Cont:-

PRESENTATION OF INFORMATION

The consolidated financial statements and the related notes thereto in this report have been prepared in accordance with accounting principles generally accepted in the UK (“UK GAAP”). UK GAAP differs in certain material respects from accounting principles generally accepted in the US (“US GAAP”). For a discussion of the significant differences between UK GAAP and US GAAP with respect to our consolidated financial statements, see Note 25 to the audited financial statements at Item 18.

Unless the context requires otherwise, the terms “Lucite International,” the “Company,” the “Group,” “our,” “us” and “we” refer to Lucite International Group Holdings Limited and its subsidiaries as a combined entity. Lucite International Finance plc is the company that issued the notes registered under the U.S. Securities Act of 1933, as amended. It is a wholly-owned subsidiary of Lucite International Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to us. The term “Lucite International Finance” refers to the issuer of the notes. Lucite International Investment Limited is a wholly-owned subsidiary of Lucite International Group Holdings Limited. Lucite International Investment Limited is a guarantor of the Group’s senior credit facilities as well as the Group’s senior notes.

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

The acquisition of a portion of Imperial Chemical Industries’ (“ICI”) interest in Kaoshiung Monomer Co. Ltd (“KMC”) was not completed until September 1, 2001. The historical financial information included under “Selected Financial Data” (Item 3A) and “Operating and Financial Review and Prospects” (Item 5), therefore includes our interest in KMC during the twelve months ended December 31, 2000 and the eight months ended August 31, 2001, on an equity accounting basis. On September 1, 2001, the Company agreed with ICI to acquire the remaining 51% of the shares of the majority shareholder. As from September 1, 2001 KMC was fully consolidated into the results and net assets of the Group.

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

The table below sets forth selected historical consolidated financial information for Lucite International as of and for each of the periods indicated. Our financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP. For a discussion of the significant differences between UK GAAP and US GAAP, you should refer to Note 25 to the audited financial statements. You should read the data below in conjunction with the “Operating and Financial Review and Prospects” (Item 5).

	Year ended December 31,
In Millions	2000	2001	2002	2003	2004

Profit and Loss Account Information:

Amounts in accordance with UK GAAP:
Group turnover	£560	£577	£582	£694	£707
Cost of sales	(433)	(458)	(457)	(532)	(538)
Gross profit	127	119	125	162	169
Net operating costs (a)	(111)	(101)	(98)	(93)	(102)
Share of operating profit from joint venture	2	2	—	—	—
Group operating profit including joint venture	18	20	27	69	67
Net interest payable and similar charges	(40)	(28)	(29)	(37)	(27)
Profit/(loss) on ordinary activities after taxation	(12)	(2)	—	26	40
Equity minority interests	—	(1)	(3)	(4)	(4)
Profit/(loss) for the financial year	(12)	(3)	(3)	22	36

Amounts in accordance with US GAAP:
Profit/(loss) for the financial year	(8)	(1)	1	15	22

Balance Sheet information (at end of period)

Amounts in accordance with UK GAAP:
Current assets	180	185	182	212	248
Total assets	661	663	623	622	644
Creditors due after more than one year	(370)	(336)	(330)	(332)	(306)
Total debt (net of debt issuance costs)	369	344	343	340	321
Net assets	156	168	142	148	176
Called up equity share capital	175	175	175	175	175

Amounts in accordance with US GAAP:
Shareholders’ funds	172	170	145	137	158

Other Financial Information:
Amounts in accordance with UK GAAP:
Depreciation and amortisation	39	39	45	44	44
Capital expenditure and financial investment	(28)	(26)	(28)	(32)	(38)

NOTES TO SELECTED FINANCIAL DATA

(a)	Included in net operating expenses under UK GAAP are exceptional operating expenses. These expenses consist of restructuring, severance and relocation costs as follows; £14 million for the year ended December 31, 2000, £4 million for the year ended December 31, 2001 and £nil for the years ended December 31, 2002, December 31, 2003 and December 31, 2004. The £4 million of costs charged to the UK GAAP profit and loss account for the year ended December 31, 2001 represented a program to reduce fixed costs in the UK manufacturing area, as part of a long term manufacturing productivity plan. The £9 million of severance and relocation cost expensed to the UK GAAP profit and loss account for the year ended December 31, 2000 has been included in the allocation of the costs of the acquisition of ICI Acrylics as a liability assumed under US GAAP.

Exchange Rate Information

Our reporting currency is the pound sterling. The following table sets forth, for the periods and dates indicated, information regarding the average daily rate for pounds sterling, expressed in dollars per £1.00. These rates were not used to prepare the financial statements included in this annual report.

	High	Low
Month
February 2005	$1.93	$1.86
January 2005	1.90	1.86
December 2004	1.94	1.91
November 2004	1.91	1.83
October 2004	1.84	1.78
September 2004	1.81	1.77

Average
Year ended December 31,
2004	$1.83
2003	1.63
2002	1.50
2001	1.44
2000	1.51

On March 30, 2005 the exchange rate for pounds sterling, expressed in dollars per £1.00, was 1.88 per £1.00

B.	CAPITALISATION AND INDEBTEDNESS

NOT APPLICABLE

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

NOT APPLICABLE

D.	RISK FACTORS

Risks Relating to Our Capital Structure

Substantial leverage — our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

We have a significant amount of debt following the completion of the acquisition of ICI Acrylics and related transactions. The following chart shows total debt and shareholders’ equity as of December 31, 2004.

As of
December 31,
2004
Total debt (net of debt issuance costs)	£321 million
Debt excluding notes (net of senior debt issuance costs)	£147 million
Shareholders’ equity	£161 million

Our substantial debt could have important consequences to holders of the notes. For example, it could, amongst other things:

•	limit our ability to take advantage of significant business opportunities;

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future working capital, capital expenditures, any future acquisitions, research, development and technology process costs and other general business requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

Control of funds managed by Charterhouse Capital Partners LLP (“Charterhouse”) — our principal investors may have interests that conflict with the interests of holders of the notes and can take actions that prevent or hinder us from making payments on the notes.

In the event of a conflict of interest between holders of our notes and our principal investors, the actions of our principal investors could affect our ability to meet our payment obligations. Charterhouse have invested in the equity of Lucite International Limited, the holding company that owns Lucite International, and ultimately control the voting stock of all the companies that together conduct our business.

Charterhouse owns 78% of our common stock. This ownership gives Charterhouse significant elective control over our operations. Furthermore, Charterhouse has the power to elect all of the directors of our companies, to change their management, to approve any changes to their documents and to approve any mergers.

Goodwill — a change in the estimated useful life or a write-off of goodwill could negatively affect operating results and net worth.

A change in the estimated useful life of goodwill or the write-off of a portion of goodwill could negatively affect operating results and net worth. At December 31, 2004, goodwill totalled £73 million in accordance with U.K. GAAP, compared to U.K. GAAP net assets of £176 million. We have estimated the useful life associated with positive goodwill to be 20 years. However, subsequent changes in the acrylics industry, including competition and advances in technology, may in the future shorten the estimated useful life of goodwill or result in the write-off of a portion of goodwill. A shortening of the useful life or a write-off of a portion of goodwill could further decrease our earnings or increase our net losses in future periods.

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

Substantially all of our revenue is attributable to sales of methyl methacrylate (“MMA”) and MMA-related products, the prices of which have been historically variable and sensitive to relative changes in supply and demand, the availability and price of feedstocks and general economic conditions. Historically, the markets for some of our products have experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of capacity additions, resulting in oversupply and declining prices and margins. We do not know if prices will remain at current levels. In addition, we do not know if future growth in demand for MMA and MMA-related products will be sufficient to alleviate any existing or future conditions of excess industry capacity or that these conditions will not be sustained or further aggravated by anticipated or unanticipated capacity additions or other events. See the risk described under the caption “The significant competition in the chemicals industry, whether through efforts of new and current competitors, or through consolidation of existing customers, may adversely affect our competitive position, sales and overall operations.”

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

DuPont is also our largest customer, generating approximately 5% of our total revenues. Several of our U.S. facilities are located within DuPont chemicals complexes and are operated by DuPont under our direction; we share supplies and services at those sites with DuPont.

International operations — we are exposed to economic downturns and local business risks in several different countries, particularly in the United States, and they could adversely affect our profitability.

We derive substantial revenues from international operations, particularly the United States. If there is an economic downturn in the United States and/or other countries in which we operate, our profitability may be adversely affected. Further, our subsidiaries have interests in substantial physical assets in several countries, including France, Japan, Mexico, The Netherlands, United Kingdom, South Africa, Taiwan, Thailand, the United States and our new MMA facility under construction in China. Accordingly, our business is subject to risks inherent in international operations and we may experience reduced profitability from these operations. These risks include:

•	political and economic conditions;

•	differences and unexpected changes in regulatory environments;

•	varying taxation regimes;

•	exposure to different legal standards, including insolvency regimes; and

•	difficulties in staffing and managing operations.

Currency fluctuations — our exposure to currency fluctuation risks in many countries may adversely affect our turnover and operating margins.

Because we generate a significant percentage of our revenues and a substantially lower percentage of our operating expenses in currencies other than the pound sterling (including the U.S. dollar), fluctuations in the value of the pound sterling against other currencies have had in the past, and may have in the future, a material effect on our turnover and operating margins. Our products are sold world-wide. The results of operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into pounds sterling at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between these currencies and the pound sterling in recent years have fluctuated significantly and may in the future fluctuate substantially.

In addition, because our financial statements are stated in pounds sterling, the translation effect of these fluctuations has had in the past, and may have in the future, a material effect on our business, financial condition or results of operations and may significantly affect the comparability of our results between financial periods. For additional related disclosure, see Item 11 under the caption “Quantitative and Qualitative Disclosures about Market Risk.”

Key suppliers — if we are unable to retain or replace our key suppliers, especially our external HCN suppliers, each of which is exclusive in a given region, our results of operations may be negatively affected.

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

In addition, consolidation in the methacrylate industry may result in a loss of customers if our customers merge with competing producers and no longer require our output. If such customers were large enough, our sales may be materially and adversely affected.

Our principal competitors vary from business to business and range from large international companies, such as Rohm & Haas, Degussa-Hüls AG (including Rohm GmbH), Atofina and Mitsubishi Rayon Co. Ltd., to a large number of smaller regional companies of varying sizes.

Continued technological innovation and the successful commercial introduction of products are important for our future growth and our failure in these areas could negatively impact our profit margins and competitive position.

We will have to continue to identify, develop and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and our competitive position. All of our businesses experience periodic technological change, ongoing product improvements and obsolescence of existing products. Manufacturers periodically introduce new generations of products or require new technological capacity to develop customised products. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key markets and upon our ability to successfully develop, manufacture and market products in these changing markets.

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

The failure of our patents, trademarks or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could lead to increased competition and thus have a material adverse effect on our business, financial condition or results of operations. Proprietary protection of our processes, apparatuses and other technology is important to our business. We rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position. While it is our policy to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, there can be no assurances that our confidentiality agreements will not be breached, that they will provide meaningful protection for our trade secrets or proprietary know-how or that adequate remedies will be available in the event of an unauthorised use or disclosure of these trade secrets and know-how. In addition, there can be no assurance that others will not obtain knowledge of these trade secrets through independent development or other access by legal means.

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

Under some environmental laws, we may be liable for the costs of investigating and cleaning up environmental contamination on or from our properties or at off-site locations where, for example, we disposed of or arranged for the disposal or treatment of hazardous wastes. We are aware that there is or may be soil or groundwater contamination at some of our facilities resulting from past operations at these or neighbouring facilities. We may need to remediate soil and groundwater contaminated with hazardous substances to ensure that they do not pose an unacceptable risk to human health and the environment. The acquisition agreement relating to the acquisition of ICI Acrylics provides for indemnification of Lucite International Investment Limited by ICI and

specified affiliated companies for some of these environmental liabilities, costs, and other matters, provided that various requirements and procedures specified in the acquisition agreement are satisfied. Our costs for any environmental liabilities may be material and our indemnity from ICI might not sufficiently cover those liabilities. For additional related disclosure, including a discussion of our indemnity from ICI, see Item 4 under the caption “Information on the Company — Business Overview — Environmental Regulations.”

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

Our future growth and financial performance are dependent, in part, on our ability to increase our production capacity. During 2004 we have undertaken an investment to construct and operate a new MMA facility in China producing 100 kilotonnes of MMA a year (see Item 4A History and Development of the Company); this facility is expected to be on-stream by mid-2005 although there is no guarantee that the facility will be on-stream and operating to capacity by mid-2005. We have evaluated a number of potential site options for a new production facility using our newly developed Alpha Technology. Our plan is to have the unit built and operational by early 2008, although there can be no assurance that we will meet this schedule. In addition we also have ongoing plans to expand the total production capacity of our existing plants through de-bottlenecking and modernising production technology but some of these capacity increases will not be in place in the near term. We may not be able to complete our planned capacity expansion at that time or at all, which could cause our revenues and profits to suffer.

Insurance cover — changes in the insurance market have resulted in the risk borne by the Group increasing

We insure our plant, equipment and other assets for property damage in the amount of approximately €1.4 billion with an insurance policy, which we believe to be in accordance with customary industry practices. We also carry a business interruption policy in the amount of €645 million for specified events for up to 18 months (24 months for Beaumont and Memphis). In addition, we carry third party liability insurance. There can be no assurance, however, that our insurance coverage will be adequate to cover potential risks to our plant, equipment and other assets. Moreover, we remain subject to significant increased coverage excesses (deductibles) and additional exclusions for risks such as terrorism and earthquake loss.

ITEM 4     INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Lucite International Group Holdings Limited, known commercially as Lucite International, was incorporated and registered in England and Wales on August 23, 1999 as a private limited company. Lucite International Finance plc, the issuer of the notes, is a public limited company incorporated and registered in England and Wales on August 24, 1999.

During 2003 Lucite International Holdings Limited, a guarantor subsidiary of Lucite International Group Holdings Limited invested $8 million (£5 million) into Lucite International China Holdings Limited, a company registered in England and Wales. Lucite International China Holdings Limited has invested these proceeds into a wholly-owned foreign entity established in China for the purposes of constructing and operating an MMA facility in China valued at approximately $100 million. The $8 million was funded from part of the proceeds of an issue of €50 million 10¼ % senior notes due in 2010 under an indenture dated June 25, 2003. A further $8 million (£5 million) investment was made in December 2003 by Lucite International Limited (the parent company of Lucite International Group Holdings Limited).

During 2004, a further equity investment of $3 million (net of a $6 million licensing fee) was made by Lucite International Holdings Limited, with the remainder of $11 million (net of a $3 million licensing fee) to be made during 2005. This will result in Lucite International Holdings Limited holding 80% of the equity with the other 20% held by Lucite International Limited. The balance of the funding for the project will come from loans issued by a leading Chinese bank, of which $30 million had been drawn as of December 31, 2004.

The registered offices of both companies are located at Queens Gate, 15-17 Queens Terrace, Southampton S014 3BP, United Kingdom and our telephone number is +44-23-8024-8150. Our agent in the United States is Lucite International, Inc., which is located at The Lucite® Centre, 7275 Goodlett Farms Parkway, Cordova, Tennessee, 38018, USA.

B.	BUSINESS OVERVIEW

We are the leading global producer and seller of methacrylate monomers, the most significant of which is MMA, the principal building block of Acrylic materials, with approximately 25% of the world acrylic monomer market, by volume. We classify this market as our “upstream” business. We also have leading positions in producing and selling acrylic-based sheet materials, polymers, resins and composites with leading brands such as Perspex® and Lucite®. We classify these markets as our “downstream” businesses. We are the only company in the methacrylates business to have production, research, marketing and selling facilities in the three principal acrylic markets: the Americas, Europe and Asia.

A network of 17 manufacturing facilities (including the new MMA facility currently under construction in China), which are located in ten countries support our upstream and downstream businesses. In 2004, our upstream business had £425 million in external sales (2003: £418 million) and our downstream business had £282 million in external sales (2003: £276 million), representing 60% and 40% of our total sales, respectively (2003: 60% and 40% respectively). For additional disclosure regarding our sales, including a description of revenues in each of our main geographic markets, please see Note 3 to the financial statements of Lucite International Group Holdings Limited accompanying this report.

Products

Upstream Business

The principal products of our upstream business are methyl methacrylates, or MMA, and speciality methacrylates (“SpMAs”). Approximately 78% of external sales by our upstream business were attributable to MMA during 2004 (2003: 78%). We also produce a limited range of high-value SpMAs, which impart specific high performance properties to its end products, such as gloss and adhesion. We also sell liquid sodium cyanide mainly in the United Kingdom, which is used to produce detergents and as an ingredient in pharmaceuticals and agrochemicals.

•	MMA. We are the largest producer of MMA in the world. MMA is produced in liquid form and is the main building block of acrylic materials. Its commercial value derives from its ability to form resins and polymers with excellent transparency, colourability, strength, weatherability and recyclability. MMA in liquid form is used in a wide range of applications from paints and coatings to lubricants and textiles. We sell MMA to third party manufacturers and we also utilize it in our own downstream business. During 2004, we used approximately 22% of our MMA produced in our own downstream production.

•	SpMA. We have a leading position in the SpMAs market in the sectors in which we operate. SpMAs are usually manufactured by chemically modifying MMA to achieve specific desirable performance characteristics in their end uses. The majority of our SpMA production is used in the surface coating and automotive industries with the balance being used in the lubricants, inks and adhesives industries.

Downstream Business

Our downstream business uses the MMA we manufacture to produce and sell methacrylate-based polymers, resins, sheet and composites in thousands of variations.

Our production knowledge and expertise allows us to manufacture products with a large variety of aesthetic effects and functional properties for different customers, markets and applications.

Our main downstream product categories are the following:

•	Polymers: Polymers consist principally of MMA and are used to provide clarity, transparency, colourability, impact resistance and recyclability in end products. Although we focus on higher margin applications, such as architectural applications, films and optics, we also supply most of the key application segments, including automotive, construction, lighting, extrusion and housewares.

•	Resins: Resins are composed of MMA, SpMAs and other additives to provide weatherability, formability, gloss, adhesion and toughness in end uses. Resins are produced in a variety of liquid and solid formats, including beads. We manufacture only bead resins. We supply most of the key product areas, including marine and container coatings, inks, adhesives and electronics.

•	Acrylic Sheet: Acrylic sheet’s characteristics of optical transparency, colour, impact strength and resistance to weathering make it suitable for a wide range of applications including glazing, do-it-yourself, transportation, acoustics and lighting. The main variants for customising acrylic sheet are size, thickness, colour and surface effects. In baths, kitchens, and spas, we have a leading global position, with high-quality customers and premier brands in this market. We invented the acrylic bath concept in the early 1950s and continue to be the leading designer and innovator of new effects and functions.

•	Composites: Composites are manufactured from a selection of MMA, polymers, aluminium trihydride, quartz and silica. We sell composites in the form of a liquid dispersion which can then be moulded and cured at high temperatures for durability and desired aesthetic effects. We have also developed and taken to market a new cold cure process which allows us to cure at much lower temperatures, enabling us to compete with other materials as customers find the process of curing to be easier and less costly. We have a leading position in the kitchen sink market in Europe, and in the bath and vanity basin market in Japan.

Many of our downstream products are sold under brand names and trademarks that are well known globally. Our best-known brands and trademarks include:

•	Lucite®, used especially in the bath and spa market. Lucite® was established more than 50 years ago by DuPont and enjoys particularly high brand recognition in the United States.

•	Perspex®, a long-established European brand used for signs and corporate imaging.

•	Lucite® TufCoat® used in architectural capping applications such as sidings for house construction, windows and doors.

•	Diakon®, a polymer primarily used in Europe in the automotive and appliance industries.

•	UltraQuartz®, a new brand that we believe has growth potential in the composites-based kitchen sink market.

•	Elvacite®, a well-recognised brand in the bead resins industry.

•	Colacryl™, used in dental prostheses and bone cement, including bone cement used in hip replacement surgery.

Customers, Sales, Marketing and Distribution

Our major customers typically purchase MMA from us under multi-year contracts, with prices reset periodically based on general market conditions including raw material prices. Furthermore, most of these contracts grant us the right to sell a minimum percentage of the customer’s MMA requirements. Pricing for MMA is generally related to supply & demand, as well as the market price for major raw materials. Customers generally negotiate on the basis of volume discounts, contract length and service.

Our customers include some of the largest paints and resins producers in the world, such as DuPont; LCD flat panel screen manufacturers such as Chi Mei Optoelectronics; major manufacturers of kitchen, bath and spa products, such as American Standard; and sheet producers such as Plaskolite.

Lucite International has long-standing relationships with many customers across a wide variety of acrylic end markets. Customers purchase downstream products from us with individual customer specifications. Pricing for downstream products is generally related to demand for the end-use applications, quality, service innovation and brand needs.

For major markets and key product lines, we sell through our global network of sales and marketing personnel. For our general-purpose sheet, polymer and resin products, including sales into developing markets and regions, we often use independent distributors. Distributors typically manage a range of sheet products and provide a service, such as selling our products in smaller quantities and cutting acrylic sheet, to the customers’ particular requirements. Our sales force is organised along upstream and downstream product categories.

Manufacturing Process

We currently produce MMA using the acetone cyanohydrin process, commonly referred to in the chemicals industry as the “ACH” process, which is used for most of the production in the Americas and Europe and some production in Asia. The primary alternative for methacrylate production is the C4 process, favoured by Japanese producers. In 2004, we produced approximately 608 kilotonnes of MMA, which is an increase of 6% on last year.

We have found that our process of producing MMA is cost-effective, relative to other processes, especially when low-cost acetone and hydrocyanic acid are available locally in sufficient quantities. Our method has advantages over the C4 method in that it achieves higher yields and greater economies of scale.

We have patents to produce MMA using methods other than our three-step process:

•	We have developed a two-stage process to synthesise MMA from ethylene, methanol and carbon monoxide, which we refer to as our “Alpha” technology. We believe our Alpha technology will enable us to produce MMA at attractive cost levels and without scale limitation. We began piloting this technology in 2001, achieving successful results by the end of 2002. We continue to pilot our Alpha technology in order to optimise and support the design of a commercial Alpha plant. The design for the first commercial unit is now in progress. A decision on the preferred site will be made soon, and our plan is to have the unit built and operational by early 2008.

•	We purchased patents for an MMA process, which we refer to as our “Beta” technology, from Shell in 1997. Applying this process, we have the ability to convert methyl acetylene propadiene into MMA in a one-step process. With this technology, we could produce MMA in quantities from 40 to 50 kilotonnes per year at attractive cost levels.

We use the continuous and batch processes to manufacture polymers, the batch process to manufacture resins and continuous cast, cell cast and extruded processes to manufacture acrylic and other sheet.

Raw Materials and Suppliers

We purchase goods and services from a wide range of suppliers. In 2004, the top ten suppliers accounted for approximately 55% of cost of goods sold by value (2003: 49%). Prices of each of our raw materials depend on different factors. The pricing of methanol is competitive because it is available from a number of suppliers. The price of HCN may be affected by natural gas prices which have been more volatile over the last few years. The price of acetone is closely linked to the demand for phenol, as acetone is a by-product of phenol production, and raw material costs.

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

We believe that branding in the downstream businesses is important and we currently own a range of active brands. Lucite® is our leading, globally recognised brand. Our other key brands and trademarks in distinct product markets include: Perspex®, Elvacite®, Colacryl®, Diakon®, Asterite®, Prismex® (which we market under license) and ModenGlas®; for which we have extensive geographical trademark rights.

Competition

The MMA business is characterised by a small number of major competitors, most of whose MMA production is for internal use. We believe that we have the largest market share and none of our competitors presently has a comparable MMA production capacity or geographic spread. Our competitors include Rohm & Haas, Degussa-Hüls AG, Atofina, Mitsubishi Rayon Co. Ltd., Asahi Kasei and Sumitomo. Moreover, there are only a few volume SpMAs producers, including Rohm & Haas, Degussa-Hüls AG and Mitsubishi Rayon Co. Ltd. The primary factors for competition in the MMA and SpMAs markets are price, quality, service and reliability of supply.

Competition in the downstream market is fragmented and there are many non-vertically integrated manufacturers. We compete based on service, product innovation and price.

Relationship with DuPont

In 1993, Lucite International’s predecessor acquired DuPont’s US acrylics business, including a MMA plant in Beaumont, Texas, a MMA plant and an acrylic continuous cast sheet plant in Memphis, Tennessee, a MAA plant and a SpMA plant in Belle, West Virginia, and an acrylic bead resin plant in Parkersburg, West Virginia. Since then DuPont has been a major customer of and the biggest supplier to our business. DuPont supplies 100% of our North American requirement for HCN to manufacture acetone cyanodydrin, the precursor for MMA and methacrylic acid. All of the HCN we purchase from DuPont is manufactured at their Memphis and Beaumont facilities.

In addition, DuPont supplies natural gas and other goods and services to our Beaumont and Memphis facilities. All of the facilities acquired from DuPont in 1993 remain located within shared chemicals complexes. These facilities rely on services provided by DuPont pursuant to service and manufacturing agreements. These supplies and services include utilities, steam, natural gas, nitrogen, plant protection, water, fire protection and railroads. In addition, DuPont operates the Lucite-owned facilities at Belle and Parkersburg, West Virginia, providing all manufacturing services and labour. Our arrangements with DuPont are contracted until June 30, 2008 with evergreen clauses providing for the continuation of those arrangements unless terminated by either party. We believe that we have good relationships with DuPont and currently intend to continue all of our existing arrangements with DuPont. We supply a range of products, including MMA, methacrylic acid, SpMAs and resins to DuPont in the United States.

Seasonality

Taken as a whole there are no material seasonal factors in business performance.

Environmental Regulations

National and international laws regulate the production and marketing of chemical substances, however every country has its own legal procedures for registration and import. Laws and regulations in the European Union, the United States and Japan are most significant to our business. These laws and regulations include the European inventory of existing commercial chemical substances, the European list of notified chemical substances, the U.S. Toxic Substances Control Act and the chemical list of the Japanese Ministry of Trade and Industry. Moreover, additional expenditures may be required over a number of years to meet the requirements of the European Union Registration, Evaluation and Authorisation of Chemicals (REACH) Directive following its eventual implementation. The nature and extent of any such expenses will be dependent upon the detailed requirements of the REACH Directive, which have yet to be finalised.

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

We may also incur costs for capital improvements and general compliance under applicable environmental laws, including costs to acquire, maintain and repair pollution control equipment. Capital expenditures may be required, for example, under national legislation implementing the European Union Directive on Integrated Pollution Prevention and Control (“IPPC”). Under this directive, the majority of our plants in the EU will, over the next few years, be required to obtain IPPC authorisations which will regulate air and water discharges, waste management and other matters relating to the impact of operations on the environment, and to conduct site assessments to evaluate environmental conditions. It is likely that additional expenditures may be necessary in some cases to meet the requirements of IPPC authorisations. Additional expenditures may also be required at our US sites to meet the requirements of the US Environmental Protection Agency’s Miscellaneous Organics NESHAPS (National Emission Standards for Hazardous Air Pollutants) or “MON” Rule, made under the provisions of the 1990 US Clean Air Act Amendments.

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

Legal Matters

On March 25, 2003, the Company received notification that the European Commission is investigating Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. Such investigation is a preliminary step and does not imply that the Company has engaged in any unlawful activities relating to anti-competitive practices. There is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defense and by the Commission’s procedures. Lucite International Limited is co-operating fully with the European Commission on these matters. It is not possible at this stage to estimate what the outcome of this investigation will be.

Following an audit by the US Environmental Protection Agency (“EPA”) of the Fite Road facility in Memphis, Tennessee in December 2002, the EPA advised Lucite International Inc., our chief operating subsidiary in the US, on September 23, 2004 that it considers the Fite Road facility to be in violation of New Source Performance Standards under the US Federal Clean Air Act. Lucite International Inc believes the Fite Road facility has operated in accordance with permits issued by the Memphis Shelby County Health Department, which is authorised to issue such permits by the EPA. The EPA originally proposed a settlement whereby Lucite International Inc. would pay an assessment of less than $10 million and install certain plant improvements to comply with the New Source Performance Standards (NSPS) within an agreed period. After continuing discussions with the EPA, the current proposed settlement is less than $4 million. The potential settlement is still in dispute, however, while settlement discussions between Lucite International Inc and the EPA continue. Lucite International Inc. is cooperating fully with the EPA and is prepared to defend itself against these allegations. It is expected that this issue will be resolved during 2005.

We are a party to various proceedings instituted by governmental authorities and others arising under provisions of applicable laws, including environmental laws. We do not believe that the outcome of any of these matters will have a material adverse effect on our financial condition or the results of operations.

C.	ORGANISATIONAL STRUCTURE

Corporate Structure

The following chart sets forth the corporate structure of our Group.

(a)	Charterhouse owns 78% of the common stock and 97% of the preferred stock of Lucite International Limited. Directors of Ineos Capital and related parties own 11% of the common stock and none of the preferred stock of Lucite International Limited.

(b)	Guarantor of the senior notes. Lucite International Group Holdings Limited and Lucite International Investment Limited guaranteed the notes on a senior basis and the other guarantors guaranteed the notes on a subordinated basis. The subordinated guarantees are subject to important conditions, including a standstill period of up to 179 days following an event of default. In addition, the subordinated guarantors are subsidiaries of the senior guarantors. As a result, the senior guarantees are effectively subordinated to all existing and future obligations of the subordinated guarantors.

(c)	Guarantor of senior credit facility.

(d)	Security to lenders under senior credit facility.

(e)	Revolving credit facility may be borrowed by operating companies.

(f)	Some of these entities are guarantors of, and have pledged security under, the senior credit facility.

(g)	£5 million drawn on Deep Discounted Bond by Lucite International Limited for investment in new MMA facility in China.

(h)	An unrestricted subsidiary, the ultimate ownership, when funding is completed during 2005, will be 80% owned by Lucite International Holdings Limited and 20% owned by Lucite International Limited.

(i)	A wholly-owned foreign enterprise established to construct and operate a facility producing MMA for the Chinese market.

A full listing of significant subsidiaries is provided in Note 26 to the financial statements.

D.	PROPERTY, PLANTS AND EQUIPMENT

Properties and Manufacturing Facilities

We produce our upstream and downstream products at 16 plants in 9 countries (excluding the new MMA facility in China which is currently under construction). The following chart provides information regarding the production capacities of our plants (assuming no shutdowns during the year) and, unless otherwise noted, we own the plant site and facilities.

		Nominal	Nominal
		Upstream	Downstream
Site	Products	Capacity	Capacity
		(in kilotonnes per year)	(in kilotonnes per year)
Beaumont TX (US)	MMA	156	—
Belle WV (US) (a)	SpMA	57	—
Billingham (UK)	MMA	204	—
	SpMA	41	—
	Liquid sodium cyanide	30	—
	Polymer	—	3
Clairvaux (France)	Cast acrylic sheet	—	2
Darwen (UK)	Cast acrylic sheet	—	31
	Composites	—	5
Ibaraki (Japan)	Composites	—	7
Kaohsiung (Taiwan) (b)	MMA	—	—
Memphis TN (US)	MMA	100	—
	Cast acrylic sheet	168	19
Monterrey (Mexico) (d)	Extruded acrylic sheet	—	6
Newton Aycliffe (UK)	Polymers and resins	—	3
Olive Branch MS (US)	Extruded acrylic sheet	—	39
	Polymers and resins	—	39
Parkersburg WV (US) (a)	Polymers and resins	—	12
Presidents Island, Memphis, TN (US)	Polymers and resins	—	11
Umbogintwini (South Africa)	Cast acrylic sheet	—	6
	Extruded acrylic sheet	—	1
Rozenburg (Netherlands)	Polymers and resins	—	20
Bangkok (Thailand) (c)	Cast acrylic sheet	—	8
	Extruded acrylic sheet	—	7
Total		756	219

(a)	DuPont currently operates these facilities on our behalf pursuant to a service agreement.

(b)	We own approximately 60% and CPDC owns the remaining 40% of this facility.

(c)	We own 59% of this facility and East Asiatic (Thailand) Co Ltd owns 19.5%.

(d)	Plant site and facilities leased by Lucite International.

In late 2003 we invested in a newly formed subsidiary in China. This subsidiary is a joint venture between Lucite International Limited and Lucite International Holdings Limited and is constructing and will operate a facility producing MMA for the Chinese market. The facility’s initial capacity will be approximately 100 kilotonnes per year, compared to our global capacity of approximately 628 kilotonnes as of December 31, 2004. Our total equity investment in the facility is expected to be approximately $39 million in cash. We will also licence certain technology to the joint venture, for which Lucite International UK Limited (an operating subsidiary of Lucite International Group Holdings Limited) will receive cash payments totalling approximately $9 million (net of 10% withholding tax). These cash payments will be used to repay amounts previously drawn under our revolving senior credit facility resulting in a net investment of approximately $30 million in the MMA facility in China. The total construction cost is approximately $111 million with total expenditure at December 31, 2004 of $53 million. Construction of the facility commenced in October 2003. It is located within the Caojing Chemical Industrial park in close proximity to the SECCO plant (a joint venture between BP and Shanghai Petrochemical Corporation), which will produce HCN required as feedstock for the facility. We expect the facility to commence operations in mid-2005. The China investment will consolidate what we believe to be our market-leading position in that country by using proven technology to create mainland China’s first world-scale MMA plant. We believe the opportunity to invest alongside SECCO will give us a first mover advantage in the fast growing Chinese MMA market and an ability to strengthen and expand key customer alliances. We believe that our plants and facilities are maintained in good condition and are adequate for our current needs.

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We have two core operating segments: our upstream segment and our downstream segment.

Upstream

The upstream segment produces both MMA and SpMAs (monomers), which are the chemical building blocks for the production of acrylics. These products are currently manufactured at facilities located in the Americas, Europe and Asia.

Approximately 20-25% of our upstream production is used internally in our downstream business while approximately 75-80% is sold into the merchant market to manufacturers of paints, coatings, adhesives, sealants, inks and other acrylic products.

The key drivers of the upstream segment include the following:

•	the purchase prices of the key raw materials;

•	ability to pass on raw material price increases;

•	downstream demand for monomers from both our own downstream operations and our external customer base;

•	industry supply and demand; and

•	the relative cost-competitiveness of our manufacturing facilities.

Raw materials have, during the past five years, accounted for approximately 75-85% of the cost of monomer production. Acetone constitutes the principal raw material used in the production of MMA and has been an important factor in setting our MMA selling prices. Natural gas and ammonia are also important feedstocks to the production of the intermediate HCN.

An increase to key raw material prices such as acetone, natural gas, ammonia and to a lesser extent methanol can have a large impact on our profitability. During the year ended December 31, 2004, these raw materials’ prices increased considerably (see Item 5A, Operating Results, for further comments). Historically, we have been able to pass on to our customers most of the changes in monomer raw material prices although typically there has been a three to six month lag.

Downstream demand for monomers from both our own downstream operations and our external customer base is driven by consumer demand for end-use products and linked to improvements in living standards. This demand will vary reflecting the different economic conditions within regions.

In times when demand is strong, as it was during 2004, supply becomes tight. Most major production facilities around the world have already been de-bottlenecked in order to release additional capacity. As a result, spare capacity is not readily available. Barriers to entry into the market include technology, lead time to construct a cost-effective manufacturing facility and availability of feedstock. During the year ended December 31, 2004, our business performance was consistent with the year ended December 31, 2003, as a result of strong operating performance by our manufacturing facilities offsetting supply constraints and high market prices experienced for key feedstocks in the upstream business.

During 2003, we undertook an investment to construct and operate a new MMA facility in China to produce 100 kilotonnes of MMA a year; this facility is expected to be on-stream by mid-2005. One of our competitors, MRC, is currently constructing a 90 kilotonne plant in China that is expected to be on-stream by mid-2006. We are also aware of other potential capacity increases by competitors amounting to approximately 187 kilotonnes of additional capacity due to come on-stream between 2005 and 2008. For these reasons and with year-on-year growth, we expect that the current supply and demand position will be sustained for at least the medium term.

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

Downstream

The downstream segment produces methacrylate materials in various forms, which include acrylic sheet in a variety of forms, polymers, resins and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold worldwide.

During 2004, downstream product prices remained consistent with 2003. Competitive price pressures within the sector resulted in continued margin pressure as raw material prices could not be fully passed on to customers.

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

Our active research and development activities support our innovation and keep branding a strong feature of our downstream business. Rapid and timely market-led innovation is vital to sustaining and growing existing branded market positions as well as developing new brands in new markets. New business development is important in order to extend the reach of acrylic material into new markets and applications and thus increase further growth opportunities.

Ongoing cost savings and margin enhancing projects:

We have a number of ongoing cost saving and margin enhancing projects including;

•	volume discounts on raw material purchases;

•	continued focus on higher margin and high value-added specialty products;

•	efforts to optimise purchased services;

•	Perspex Distribution Limited, established to promote the Perspex™ brand and increase customer choice in the United Kingdom;

•	more efficient overhaul programmes; and

•	other manufacturing and safety excellence improvement programmes combined with continued process development.

Currency Impacts

Our operations are conducted in a large number of countries. The results of operations and the financial position of these operations are reported in the relevant foreign currencies and then translated into pounds sterling at the applicable exchange rates for inclusion in our financial statements. The exchange rates between these currencies and the pound sterling in recent years have fluctuated significantly, in particular the US dollar, and may in the future fluctuate substantially; we generate a significant percentage of our revenues and a substantially lower percentage of our operating expenses in currencies other than the pound sterling and so fluctuations in the value of the pound sterling against other currencies have had in the past, and may have in the future, a material effect on our turnover and operating margins as reported in pounds sterling. (See Item 5A, Operating Results, for details of the currency impact on the year ended December 31, 2004.)

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

Impairment of goodwill

The calculation for impairment of goodwill according to US GAAP uses a discounted cash-flow approach to value the net assets of the Company. We have calculated this at the lowest level required, namely on a regional upstream and downstream basis.

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

The calculation discounts future cash flow at an appropriate discount rate for the Company based on the financial structure that we have in place. We have used an average discount rate of 9% based on the weighted average cost of capital of a number of companies of similar structure within our industry. We have conducted a sensitivity review on the numbers calculated and found that a 2% increase in the discount factor does not give rise to any impairment in any of the segments considered. We have also conducted a sensitivity review on the future cash flows and found that a 10% reduction in our cash flows as anticipated in the calculation would not give rise to any impairment in any of the segments considered.

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

Pension liabilities

The amounts recognised in the financial statements relating to principal pension and other post-retirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could be settled at December 31, 2004, rate of increase in future compensation levels and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 21 to the financial statements.

The expected long-term rate of return on assets is developed with input from independent, professionally qualified actuaries who base these assumptions on broad equity and bond indices. The long-term rate of return assumption used for determining net periodic pension expense for 2004 was 8.25% for the US Scheme and 7.6% for the UK scheme. The rates used to determine net periodic pension expense for 2005 are 8.25% for the US scheme and 7.6% for the UK scheme subject to any changes from the forthcoming actuarial valuation. These rates have been discussed with the actuaries and we believe that based on our mix of equities and bonds and the inflation assumptions used the rates applied are appropriate. Future actuarial pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in the pension plans.

The discount rates used for determining future pension obligations are based on long-term high quality corporate bonds. The discount rate used to value the US liabilities reduced from 6.25% at December 31, 2003 to 5.75% at December 31, 2004. The discount rate used to value the UK liabilities under SSAP 24 was 7.3% at December 31, 2003 and 6.8% at December 31, 2004. The assumption for the long-term rate of increase in compensation levels was 4.5% for the US scheme 4.2% for the UK scheme.

The fair value of the US scheme assets increased from £31 million at December 31, 2003 to £35 million at December 31, 2004 including adverse exchange movements of £3 million. The fair value of the UK scheme assets increased from £62 million at December 31, 2003 to £72 million at December 31, 2004. These increases in the scheme asset values reflect improving investment performance as well as additional funding provided in the US during the year ended December 31, 2004. For the UK scheme these are used to determine the charge under US GAAP but are not relevant for the charge under UK GAAP.

The fair value of the US scheme liabilities increased from £58 million at December 31, 2003 to £59 million at December 31, 2004 including favourable exchange movements of £4 million. The fair value of the UK scheme liabilities increased from £100 million at December 31, 2003 to £118 million at December 31, 2004. These increases in the scheme’s liabilities reflect a decrease in the AA bond rate used to discount the liabilities during the year ended December 31, 2004. For the UK scheme these are used to determine the charge under US GAAP but are not relevant for the charge under UK GAAP.

An actuarial valuation of the UK scheme was completed in early 2004 which led to a change in funding into the pension fund for the year ended December 31, 2004 based on the provisions of SSAP 24. The Company does not expect significant additional cash contributions to be required for either the US or the UK plans in 2005.

This policy is considered to be critical since changes in pension assumptions could have a significant impact on the Company’s reported net profit.

Deferred tax

Deferred tax assets arise from short-term timing differences between the financial statements and the tax base of the Group’s assets and liabilities. The extent to which we recognise deferred tax on losses is dependent on the assumptions concerning the future taxable profits of the business against which the losses can be relieved. We have not recognised losses where we do not believe that we will relieve them within the foreseeable future.

Net deferred tax assets under UK GAAP amounted to £11 million at December 31, 2004, relating to excess of losses and short term timing differences over accelerated capital allowances.

During the year ended December 31, 2004 we recognised a credit of £6.5 million under UK GAAP relating to short-term timing difference since it is more likely than not that we will be able to utilise these in the foreseeable future. A potential net deferred tax credit of £3.4 million has been generated in respect of tax losses in the period. This net credit was not recognised due to the uncertainty of being able to relieve the underlying losses against suitable profits in the relevant jurisdictions within the foreseeable future. If we had recognised these additional deferred tax assets our taxation charge would have been £3 million lower for the year ended December 31, 2004.

A.	OPERATING RESULTS

The following table shows historical turnover and operating profit for our principal businesses for the three years ended December 31, 2004.

	Year ended
	December 31,
	£ million
	2002	2003	2004

Turnover:
Upstream	402	511	536
Downstream	274	276	282

	676	787	818
Interclass eliminations	(94)	(93)	(111)

Total turnover	582	694	707

Operating profit:
Upstream	12	55	56
Downstream	15	14	11

Total operating profit	27	69	67

Year ended December 31, 2004 compared to the year ended December 31, 2003

Turnover

	Year ended				Year ended
	December 31, 2003	Exchange	Volume/Mix	Price	December 31, 2004
	£m	£m	£m	£m	£m

Total turnover	694	(63)	34	42	707
Percentage increase/(decrease)		(9%)	5%	6%	2%

Upstream turnover (i)	511	(43)	20	48	536
Percentage increase/(decrease)		(8%)	4%	9%	5%

Downstream turnover (i)	276	(20)	25	1	282
Percentage increase/(decrease)		(7%)	9%	—%	2%

(i)	Upstream and downstream amounts include intra-company sales

Turnover for the year ended December 31, 2004 was adversely affected by the translation impact of the weaker dollar during the period. The average rate for the year ended December 31, 2004 was $1.83 to £1.00 compared to an average rate for the year ended December 31, 2003 of $1.63 to £1.00. Just under half of our sales are generated from US operations with another approximately 20% generated within Asia where exchange rates are strongly linked to the dollar.

Demand for methacrylate products remained strong during the year ended December 31, 2004, led by strong consumer demand in all regions combined with a general shortage of product. Upstream volumes during the year ended December 31, 2004 increased 3% compared to volumes during the year ended December 31, 2003, resulting in a favourable effect on turnover of 4% when combined with favourable mix variances.

Downstream volumes increased 8% compared to volumes during the year ended December 31, 2003, resulting in a favourable effect on turnover of 9% when combined with favourable mix variances.

Raw material prices increased considerably during the year ended December 31, 2004. The higher raw material prices are reflected in selling prices subject to lags of between three and six months. This has resulted in upstream prices being 9% higher for the year ended December 31, 2004 compared to the year ended December 31, 2003.

Higher feedstock costs are reflected in downstream prices where possible. The ability to pass on these higher feedstock prices to downstream products is a function of the relative competitiveness of each downstream market and time. Downstream prices have increased for some product areas but in aggregate downstream prices remain stable compared to the same period last year.

Cost of sales

					Raw material
	Year ended				prices net of	Year ended
	December 31,			Fixed Cost	production cost	December 31,
	2003	Exchange	Volume/Mix	Spend	savings	2004
	£m	£m	£m	£m	£m	£m

Total cost of sales	532	(51)	13	(3)	47	538
Percentage increase/(decrease)		(10%)	2%	—%	9%	1%

Upstream cost of sales	408	(34)	12	—	39	425
Percentage increase/(decrease)		(8%)	3%	—%	9%	4%

Downstream cost of sales	217	(16)	13	(2)	12	224
Percentage increase/(decrease)		(7%)	6%	(1%)	5%	3%

Cost of sales for the year ended December 31, 2004 was favourably affected by the translation impact of the weaker dollar during the period. The average rate for the year ended December 31, 2004 was $1.83 to £1.00 compared to an average rate for the year ended December 31, 2003 of $1.63 to £1.00. Approximately half of our production is generated from US operations with another approximately 15% generated within Asia where exchange rates are strongly linked to the dollar.

Raw material costs increased substantially during the year ended December 31, 2004, resulting in a 9% price variance within cost of sales for the upstream business.

There was a 3% increase in upstream volumes during the year ended December 31, 2004 compared to the year ended December 31, 2003.

An 8% volume increase in downstream products during the year ended December 31, 2004 compared to the year ended December, 2003 resulted in an adverse cost of sales variance of 6% when combined with unfavorable mix effects and non-variable elements within cost of sales.

Cost of sales for the year ended December 31, 2004 was favourably affected by lower employee costs of approx £3 million in the UK as a result of reduction in performance-based bonus accrual. Offsetting charges were incurred as part of administrative costs (see Net operating costs below)

Net operating costs

	Year ended			Year ended
	December 31,			December 31,
	2003	Exchange	Spend	2004
	£m	£m	£m	£m

Total operating costs	93	(3)	12	102
Percentage increase/(decrease)		(3%)	13%	10%

Upstream operating costs	48	(1)	8	55
Percentage increase/(decrease)		(2%)	17%	15%

Downstream operating costs	45	(2)	4	47
Percentage increase/(decrease)		(5%)	9%	4%

Net operating costs were favourably affected by the translation impact of the weaker dollar during the year ended December 31, 2004.

Net operating costs were impacted during the year ended December 31, 2004 by additional distribution costs of approximately £2 million arising from higher sales volumes and mix effects during the period compared to year ended December 31, 2003.

The construction of the new MMA facility in China has increased upstream net operating costs by £2 million for the year ended December 31, 2004, compared to the year ended December 31, 2003. Downstream net operating costs were £1 million higher for the year ended December 31, 2004 compared to the year ended December 31, 2003, due to the additional costs of setting up a dedicated distribution facility in the UK

There were additional employee costs of approximately £4 million during the year ended December 31, 2004 compared to the year ended December 31, 2003, including £3 million for performance-based bonuses. This was offset by a reduction in employee costs charged to cost of goods sold (refer Cost of Sales above).

Net interest payable and other charges

£m
Interest charged for the year ended December 31, 2003	37

Exchange movements	(7)
Additional interest on senior notes	1
Fees on debt facility with parent company	(1)
Lower interest on senior debt	(3)

Interest charged for the year ended December 31, 2004	27

Only a portion of external debt denominated in non-UK currency is hedged against the assets of the Group. A portion of exchange movements is taken to reserves based on the specific currencies hedged and the balance is charged to the Profit and Loss account. This resulted in a positive exchange movement of £7 million for the year ended December 31, 2004 compared to a negative movement of £7 million for year ended December 31, 2003. Other movements comprise the reduction in interest payable on senior debt. This reduction has arisen as a result of the full repayment of the revolving credit facility and a lower rate of interest applied to the senior debt.

Taxation on Profit on Ordinary Activities

The taxation charge on the profit/ (loss) on ordinary activities decreased from a taxation charge of £6 million for the year ended December 31, 2003 to a taxation charge of £nil for the year ended December 31, 2004. Underlying current taxes remained consistent with 2003, but were reduced by deferred tax credits related to the reversal of unutilised capital allowances from the prior year and re-assessment of the potential utilisation of tax losses.

Equity Minority Interests

Equity minority interests remained at £4 million for the year ended December 31, 2004 compared to the year ended December 31, 2003.

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

Turnover for the year ended December 31, 2003 was adversely affected by the translation impact of the weaker dollar during the year ended December 31, 2003 (average rate for the year: $1.63 to £1.00) compared to the year ended December 31, 2002 (average rate for the year: $1.50 to £1.00). Approximately half of our sales are generated from the US operations with another 20% generated within Asia where exchange rates are strongly linked to the US dollar.

Demand for methacrylate products increased during the year ended December 31, 2003 led by strong consumer demand in Asia and to a lesser extent in the United States and Europe. This led to improved sales volumes particularly in the upstream business during the year ended December 31, 2003 where volumes increased by approximately 8% compared to the year ended December 31, 2002.

Raw material prices increased to unprecedented levels during the year ended December 31, 2003 particularly acetone and natural gas. This increase in raw materials has been passed through to the MMA price subject to the normal contract lags of between three and six months. The increase in raw materials coupled with a stronger demand for MMA continued the trend seen in the latter half of 2002 and resulted in higher upstream prices for the year ended December 31, 2003 compared to the year ended December 31, 2002.

Improvement in the downstream business volumes (approximately 1% higher volumes compared to the year ended December 31, 2002), offset by product mix effects during the year ended December 31, 2003 when compared to the year ended December 31, 2002.

Downstream prices also increased during the year ended December 31, 2003 due to higher feedstock prices. The ability to pass these higher feedstock prices into downstream products is a function of the relative competitiveness of each downstream market and time. Although most of the price increases were passed on there was some adverse impact on downstream profitability during the year ended December 31, 2003.

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

Cost of sales for the year ended December 31, 2003 was favourably affected by the translation impact of the weaker dollar during the year ended December 31, 2003 compared to the year ended December 31, 2002. Approximately half our production is generated from the US operations with another 20% generated within Asia where exchange rates are strongly linked to the US dollar.

Raw material costs were at unprecedented levels during the year ended December 31, 2003, leading to a large price variance within cost of sales for the upstream business arising from higher costs of acetone, natural gas and methanol.

The increase in demand for monomers during the year ended December 31, 2003 led to a volume increase in cost of sales for the upstream business as production is stepped up to meet sales demand.

Net operating expenses

	Year ended			Year ended
	December 31,			December 31,
	2002	Exchange	Cost savings	2003
	£m	£m	£m	£m

Total operating expenses	98	(3)	(2)	93
Percentage increase/(decrease)		(3%)	(2%)	(5%)

Upstream operating expenses	51	(2)	(1)	48
Percentage increase/(decrease)		(4%)	(2%)	(6%)

Downstream operating expenses	47	(1)	(1)	45
Percentage increase/(decrease)		(2%)	(2%)	(4%)

Operating costs for the year ended December 31, 2003 were favourably affected by the translation impact of the weaker dollar during the year ended December 31, 2003 compared to the year ended December 31, 2002.

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

The issue of €50 million of additional high yield notes during June 2003 resulted in an additional £2 million of interest for the year ended December 31, 2003 compared to the year ended December 31, 2002.

Voluntary prepayments made against our senior debt during 2003 from the proceeds of the €50 million high yield notes issued in June 2003 resulted in a lower interest charge on our senior debt for the year ended December 31, 2003 compared to the year ended December 31, 2002 of approximately £1 million.

Taxation on Loss on Ordinary Activities

The taxation charge on the profit/(loss) on ordinary activities increased by £8 million from a taxation credit of £2 million for the year ended December 31, 2002 to a taxation charge of £6 million for the year ended December 31, 2003. This is as a result of better trading, particularly in Asia, as tax losses brought forward in the United States and UK and unutilised capital allowances in the UK negate the taxation charges for these fiscal entities.

Equity Minority Interests

Equity minority interests increased £1 million from £3 million for the year ended December 31, 2002 to £4 million for the year ended December 31, 2003. This is due to an improvement in profit after taxation at KMC, our 60% owned subsidiary in Taiwan, for the year ended December 31, 2003.

Key financial data excluding the costs of building the new MMA facility in China

During the latter part of 2003, Lucite International (China) Chemical Industry Company Limited was formed as a wholly-owned foreign entity for the purpose of constructing and operating an MMA facility within China (the China project). The results of Lucite International (China) Chemical Industry Company Limited have been fully consolidated into the results of Lucite International Group Holdings Limited for the year ended December 31, 2004.

In order to compare data on an historical basis the following is a summary of key items excluding the costs of the China project:

Year ended December 31, 2004

	Including new	New China facility	Excluding new
	facility in China	£m	facility in China
	£m		£m

Revenue	707	—	707
Operating profit	67	(2)	69

Fixed Assets	396	28	368
Cash	33	1	32
Total Debt	321	16	305

Capital expenditure (cash flow)	(38)	(18)	(20)

Year ended December 31, 2003

	Including new	New China facility	Excluding new
	facility in China	£m	facility in China
	£m		£m

Revenue	694	—	694
Operating profit	69	—	69

Fixed Assets	410	5	405
Cash	30	6	24
Total Debt	340	—	340

Capital expenditure (cash flow)	(32)	(4)	(28)

Debt incurred in Lucite International China Chemical Company Limited is ring-fenced from the remainder of the Group and secured solely on the assets of Lucite International (China) Chemical Company Limited.

Recent US accounting pronouncements

In May 2004, the FASB issued FSP No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The FSP provides accounting guidance for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) to a sponsor of a post-retirement health care plan that has concluded that prescription drug benefits available under the plan are “actuarially equivalent” to Medicare Part D and thus qualify for a subsidy under the Act. FAS 106-2 is effective for the Group for the year ended December 31, 2005. We are currently evaluating the possible impact of this pronouncement for the Group.

In December 2004 the FASB issued Financial Accounting Standard No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4 (revised) (FAS 151)”. FAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS151 requires that those items be recognised as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for the Group for the year ended December 31, 2005. We are currently evaluating the possible impact of this pronouncement for the Group.

In December 2004 the FASB issued Financial Accounting Standard No. 123R, “Share-Based Payment (FAS 123R).” FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. FAS 123R is effective for the Group for the year ended December 31, 2005. We are currently evaluating the possible impact of this announcement for the Group.

In December 2004 the FASB issued Financial Accounting Standard No. 153, “Exchanges of Non-monetary Assets (FAS 153).” FAS 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the Group for the year ended December 31, 2005. We are currently evaluating the possible impact of this pronouncement for the Group.

Recent UK accounting pronouncements

In November 2000 the ASB issued Financial Reporting Standard No. 17, “Retirement Benefits” (“FRS 17”). FRS 17 requires pension scheme assets to be measured at market value and pension scheme liabilities to be measured using specified actuarial methods using a corporate bond rate. The resulting surplus or deficit should be immediately recognised in the balance sheet. In the annual financial statements additional analysis is provided in accordance with FRS 17 for which disclosure requirements have been implemented progressively during the previous and current financial years in accordance with the provisions of that standard. With effect from January 1, 2005, the Group will adopt the provisions of IAS 19.

With effect January 1, 2005, UK GAAP will no longer be used by the Group for reporting purposes, due to our implementation and adoption of IFRS.

International Financial Reporting Standards (“IFRS”)

The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with IFRS rather than the existing national GAAP. The regulation takes effect for accounting periods beginning after January 1, 2005 and consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the year ended December 31, 2005.

The significant differences in accounting policies identified to date include:

Pensions — under UK GAAP (SSAP24), the cost of defined benefit pension schemes and healthcare plans is determined by independent professionally qualified actuaries using the projected unit method and recognised on a systematic basis over the employees’ service lives. Scheme liabilities are discounted at a long-term stable rate. There are several options to recognise actuarial gains and losses, as long as the same basis is applied to both gains and losses and the basis is applied consistently from period to period. Under IFRS (IAS19) scheme liabilities are discounted at the market rate on high quality corporate bonds. Actuarial gains and losses can be recognised immediately in the profit and loss in the period in which they occur; the excess cumulative amount which exceeds a 10% of the greater of the present value of the obligation and the market value of the assets divided by the expected average remaining working lives of the participating employees can be recognised in the profit and loss; or the actuarial gains and losses can be recognized immediately as a separate component of shareholders’ equity in the period in which they occur.

IAS19 will be applied to all our material defined benefit pension funds. The full deficit of plan assets valued at current market value versus scheme projected liabilities will be brought onto the balance sheet. The pension charge will be split into service costs — charged through to fixed costs on the profit and loss account and interest costs less expected return on assets — charged through to the interest/financing line on the profit and loss account. Upon adoption of IFRS, the reserve balance will be adjusted in the opening balance sheet to reflect the deficit.

Business combinations — IFRS3 requires goodwill to be measured at cost less any impairment, compared to the amortization of goodwill according to UK GAAP. Under IFRS goodwill is no longer amortised and instead will be tested annually for impairment and written down if impairment is deemed to exist. Intangible assets with finite lives, where these have been identified separately from goodwill, will continue to be amortised. Negative goodwill will no longer be recognised on the balance sheet and will have to be immediately written off to the profit and loss account.

We have recognised negative goodwill on the acquisition of shares in KMC made in 2001 that will be impacted by our adoption of IFRS. Under IAS 21 any goodwill that has arisen on the acquisition of a foreign operation will be treated as an asset of the foreign operation and as such it would be re-translated at the closing rate. Previously goodwill was not re-translated but held at a constant sterling value and amortised over an appropriate life.

Research & Development costs — IAS38 sets out certain criteria for the capitalisation of development costs, and if these criteria are met then all the development costs have to be capitalized. There is no choice and no partial capitalisation. Upon adoption of IFRS our opening balance sheet will include such capitalised development costs as assets which were not previously capitalized under UK GAAP.

Under IFRS some of our development projects meet the criteria of development expenditure and as such would be capitalised. It is our current policy to capitalise expenditure on the building of pilot plants but not the day-to-day operating costs of the pilot plants. It is the capitalisation of these costs that would be impacted by our adoption of IFRS.

B.	LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of liquidity

Our main sources are cash are from operating activities and from financing activities. This liquidity is then used to service our debt by way of interest payments and principal repayments and to support our capital assets by means of capital expenditure. Up to fifty percent of any additional cash generated over and above these requirements must be applied to repay amounts payable under our senior credit facilities (limited to twenty-five percent based on a leverage ratio below 2.5). We expect to make such a cash payment based on the Group’s performance for the year ended December 31, 2004, subject to the issue of the report on covenant performance for 2004. All financial covenants were achieved for the year ended December 31, 2004.

Operating activities

Cash flow provided by operating activities was £92 million for the year ended December 31, 2004; £94 million for the year ended December 31, 2003 and £57 million for the year ended December 31, 2002. Working capital balances resulted in an outflow of £15 million for the year ended December 31, 2004 versus an outflow of £18 million for the year ended December 31, 2003, reflecting a combination of higher physical stocks and increase stock values due to higher raw material in anticipation of plant overhauls, offset by an increase in creditors, and increased debtors mainly as a result of increased selling prices during the year ended December 31, 2004, supported by days sales outstanding remaining consistent with the year ended December 31, 2003. Management believes that our working capital position for the year ended December 31, 2004 is adequate to meet our present requirements.

Cash generated in our subsidiaries in Taiwan (KMC) and Thailand (Thai Polymer Company or TPA) is only available to the Group by means of dividends which are subject to local legal restrictions.

Financing activities and servicing of debt

We continue to have significant cash requirements for debt service. As of December 31, 2004, we had £133 million (2003: £170 million) outstanding in term loans and revolving facilities borrowed under our senior credit facilities and €250 million or £178 million (2003: €250 million or £178 million) aggregate principal amount of notes outstanding including the unamortised premium on senior notes. During 2004, the outstanding balance (£19 million) on our revolving credit facility was fully paid down. We also repaid £12 million of the senior debt balance outstanding as scheduled during 2004.

The construction of our plant in China will be funded by total equity of $39 million (including $8 million invested by Lucite International Limited) and loans taken out with a leading Chinese Bank for approximately $72 million including planned construction and funding of working capital. As of December 31, 2004 we had an outstanding balance of £16 million on the loan with the Chinese Bank. As debt is incurred in the new Chinese subsidiary it is ring-fenced from the remainder of the Group and secured solely on the assets of the Chinese subsidiary. The investment in the new China facility is summarised in the table below. US dollar amounts have been converted at a rate of $1.8 to £1.00 for 2005.

Summary of the investment in our new MMA facility in China:

	Years ended		Year ending		Total expected investment
	December 31, 2004		December 31, 2005		in new MMA facility in China
	£m	$m	£m	$m	£m	$m

Lucite International limited	5	8	—	—	5	8
Lucite International Holdings Limited (net of technology licence fees)	5	11	9	11	14	22
Debt with a leading Chinese Bank	16	30	24	42	40	72

Total investment	26	49	33	53	59	102

Based on predicted economic and market conditions we believe that our future operating performance will be sufficient to service amounts outstanding under our senior credit facilities, as well as the amounts due under the notes but will be subject to changes in economic conditions, financial, business and other factors, many of which are beyond our control. We currently have additional borrowing facilities up to $85 million (£44 million) less $1 million of guarantees under our $85 million revolving credit facility.

Borrowings under our senior credit facilities bear interest at LIBOR-based floating rates for varying interest periods. Our senior credit facilities consist of three term loan facilities for an aggregate of £133 million ($241 million) as at December 31, 2004, and a revolving working capital facility with a maximum commitment of up to £44 million ($85 million) which was fully unutilised at December 31, 2004. The senior credit facilities impose restrictions on our ability to make capital expenditures and limit our ability to incur additional indebtedness. Similarly, the terms of the notes also impose restrictions on the incurrence of additional debt. The notes are scheduled to be repaid in one instalment on May 15, 2010 of €250 million. However, we may be required to purchase the notes before that date in the event of a change of control or a material asset sale.

Capital Expenditures

During the current and prior year our capital expenditure was as follows:

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£m	£m	£m
Safety, health and environment	4	4	4
Maintaining asset capacity	15	14	13
Growth projects	9	14	21

Total capital expenditure	28	32	38

The capital expenditure on growth projects includes approximately £18 million relating to the construction of our new MMA facility in China. We currently anticipate that our capital expenditures will be approx £72 million through 2005 in respect of our existing facilities, including approximately £9 million to be spent on safety, health and the environment (SHE), approximately £16 million on the tri-annual overhauls at our Cassel and Beaumont MMA facilities, and approximately £20 million on the construction of the new MMA facility in China.

Commitments for capital expenditure are £40 million, representing amounts that we have contracted to purchase but have not yet purchased plus expenditure that we have authorised but not yet contracted for in respect of our existing facilities plus £22 million of authorised expenditure relating to the building of the new MMA facility in China.

Treasury Policies

Our policy is to utilise excess cash within the Group by paying down against the revolving credit facility. Any cash that is held locally on a short-term basis is invested in overnight money markets, where appropriate to do so. We hold cash mainly in US dollars, Euros, Sterling and Taiwan dollars and wherever possible we manage the Group cash position to satisfy our US dollar, Euro, Sterling and Taiwan dollar financial commitments.

We do not hedge specifically against currency exposure other than to structure our original debt obligations in currencies that naturally hedge against movements in our trading cash flows.

During 2003, we reset a portion of the senior debt interest at the prevailing LIBOR rate as at September 2003 for a period of twelve months. Details of this can be seen in Note 19 to the financial statements. In some cases we have set the interest periods for up to nine months in 2004 in order to fix our interest exposure at historically low rates. As of December 31, 2004 we did not have any interest rate hedges in place.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our Research, Technology and Engineering Group constitute our research and development core. Since 1999 we have enhanced our management and focus of research and development expenditures. Our investment in 2004 was £9 million on new product and process technologies (2003: £9 million, 2002: £10 million). Productivity, measured as a ratio of new product sales to new product research cost, has doubled since 1999.

We principally conduct our research and development at our research facilities located in Wilton (United Kingdom), Darwen (United Kingdom), Memphis (USA), and Ibaraki (Japan). Over 70 scientists and engineers are engaged at these research facilities in strategic projects to lower costs of production and to develop new products, processes and product enhancements. Lucite International’s proprietary new monomer technology “Alpha” is now fully operational in a continuous pilot plant, and design of the first commercial plant is underway.

Increasing the market for acrylic products

We constantly strive toward increasing the market for acrylics through the development of new product applications, either through our own downstream operations or in conjunction with strategic partners. During 2004, we spent approximately £5 million on research and development to expand and create downstream applications for acrylic products. In 2004 sales of new products developed in the past three years constituted approximately 20% of our downstream sales and gross margin.

The unique optical properties of acrylic polymer, its colourability and weatherability, and the ability to manipulate light through it, are foundation blocks for developing future application opportunities. The following new product applications are significant areas of focus for the Company:

•	Lucite® TufCoat® and Elvakon®

Lucite® TufCoat® products are targeted toward architectural capping applications such as sidings for house construction, windows and doors. Due to their weathering characteristics, flexibility and ability to provide a wide range of colour and sheen types, TufCoat® products allow manufacturers of these house-building products to offer much longer consumer guarantees than conventional paints, wood-finishes or other thermoplastic materials. From this technology, we are developing base capping products under the Elvakon® name to meet the needs of a wide range of automotive, appliance and lighting applications which exploit our capability to manipulate both the material properties and processing characteristics of acrylic materials and alloys.

•	Colacryl®

Since the acquisition of Bonar Polymers in 2000, the high value polymers platform has been a prominent part of Specialty Polymer and Resins business. Our research efforts in this area are focused on working with customers to understand long term application needs and develop acrylic material solutions, whilst ensuring a competitive range of current products.

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

We target Prismex®, which we market under license, at corporate and retail signage applications. Usage of Prismex® is growing at retail outlets, showcase displays at movie theatres and airports and retail display cabinets. Prismex® allows for significantly higher levels of translucency than traditional sheet, a characteristic that allows for substantial energy savings. In addition, we have developed novel proprietary technology embodied in the Lux series of products that provide a wider range of display options along with material and energy savings. As we extend our light management solutions further we are developing products for the 3-D signage market which, with our strategic partner, Solid Vision, we aim to bring to market during 2005.

•	Acrylic Alloys and Additives

We have a carefully selected and application-targeted range of exploratory programs aimed at exploiting the beneficial properties of acrylic in combination with other materials. Emerging new acrylic product opportunities are anticipated to be in alloys (blends) with other thermoplastics, as additives for modification of bulk polymers, and composite (filled) systems.

D.	TREND INFORMATION

During 2003, the recovery in demand for methacrylates continued in all markets, with strong consumer demand in particular from Japan and China during the year ended December 31, 2003. Selling prices continued to recover strongly during the first half of the year and were maintained during the second half of 2003. Raw material prices continued to increase to unprecedented levels during the year ended December 31, 2003, particularly acetone and natural gas in the United States.

During 2004, the methacrylates market continued to experience strong demand across all regions. Raw material costs continued to rise achieving unprecedented levels. We also experienced some limitations on our supply. The higher input costs were progressively reflected in higher selling prices of upstream products. Competitive price pressures and price lags within the sector meant that most of the increase in upstream raw material prices could not be fully passed on resulting in continued downstream margin pressures in the year ended December 31, 2004.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We have no off balance sheet arrangements.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our total committed contracts that will impact on our cash position over the next five years and thereafter are as follows:

	Payments due by period
	£m
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long-term debt obligations (a)(b)	326	18	76	39	186

Capital (finance) lease obligations	5	—	1	1	3

Purchase obligations (c)	320	145	132	27	16

Total	651	163	209	67	205

(a)	Consist of our senior credit facilities and senior notes

(b)	Includes China bank loan (outstanding balance as of December 31, 2004 was £16 million)

(c)	Non-cancellable purchase contracts represent long term contracts to purchase raw materials most notably acetone (1 to 2 years), HCN (3 to 5 years), methanol (1 to 2 years) and some utilities. These contracts represent minimum volume commitments for purchase volumes expected to be used within the normal course of business.

Interest is paid on the senior notes at 10.25%. The current rates applicable to our senior credit facilities are 2.10075% plus a margin for the euro-denominated debt and 2.67% plus a margin for the US dollar-denominated debt. The margin ranges from 1.25% to 3% depending upon the maturity date of the tranche of debt.

We may be required to purchase the senior notes before the maturity date in the event of a change of control or a material asset sale. The payment profile of the senior credit facilities may change if we generate excess cash as defined under the senior credit facilities agreement in any financial year until maturity. In the event of generating such excess cash we would be required to pay up to fifty percent of any additional cash generated as a prepayment against our senior credit facilities (limited to twenty five percent based on a leverage ratio below 2.5).

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

Directors and Executive officers of Lucite International Group Holdings Limited

The following table sets forth the name, age and principal position of each of the persons that are directors and executive officers of Lucite International Group Holdings Limited:

Name	Age	Position

Ian R Lambert	49	Chief Executive Officer and Director
Annie S Veerman	43	Chief Financial Officer, Secretary and Director
J. Jefferson Davis	61	President of Lucite International Inc. and VP — Americas
A. Paul Henderson	49	VP — Europe, Middle East and Africa and Director
Gregory Liou	55	VP — Asia Pacific and General Manager, KMC
Neil L Sayers	51	VP — Technology and Manufacturing and Director

Ian R. Lambert joined ICI in 1985, working for the first two years in the Agrochemicals business. In 1989, he became controller, ICI Engineering Plastics in the US. From 1991, he spent three years as Director of Finance and IT at ICI Fiberite in Arizona, US, before becoming finance manager, ICI Materials, based in Belgium. Mr. Lambert became financial controller of ICI Acrylics in 1995 and Chief Financial Officer in 1997. On March 25, 2003, he was appointed Chief Executive Officer. Mr Lambert is a chartered accountant and has an MA and MPhil from Cambridge University.

Annie S Veerman joined ICI in 1980, and worked in Australia in the fertiliser and agrochemical business of Incitec. She then became the International Accountant for the Films business in the UK before moving to Belgium to work on the acquisition of the DuPont Acrylics business and the sale of the ICI Fibres business. In 1994, Ms. Veerman became a Finance Manager in ICI’s Acquisitions and Planning Department. She then spent two years based in Memphis as Finance and IT Director of ICI Acrylics Inc before becoming Finance Director of Unichema in the Netherlands in 1998. In 1999, she was appointed Procurement Director of Uniqema. Ms. Veerman was appointed Executive Director and Chief Financial Officer of Lucite International on June 1, 2003. Ms. Veerman is a Certified Practicing Accountant (Australia) with a degree in Business Studies and an MBA from Cranfield University.

J. Jefferson Davis joined ICI Acrylics in 1993 from DuPont. Mr Davis has spent much of his career in the acrylics industry and has wide experience in both commercial and operational roles. He was Managing Director of the Lucite Acrylic Sheet Business before it was transferred to ICI Acrylics’ ownership in 1994. From 1994 to 1996, Mr. Davis was Manufacturing Director, ICI Acrylics Inc. before taking on responsibility for worldwide Manufacturing and Technology. In 2001, Mr Davis was appointed to his current role as President, Lucite International Inc., and Executive Director, Americas. Mr Davis has a BSc in Textile engineering from Georgia Institute of Technology.

A. Paul Henderson joined ICI Petrochemicals in 1978. He spent time in the UK, South Africa and the US in a number of marketing roles within the Fibre Intermediate and Aromatics businesses before joining ICI Fibres in 1990. From 1990 to 1993, Mr Henderson managed the global sales of Nylon Textile Filament yarns from Oestrigen in Germany. Following the 1993 sale of the ICI Nylon business to DuPont, he transferred to DuPont in Geneva as Sales and Marketing Manager for Nylon textiles in Europe. In 1998, Mr Henderson joined Burmah Castrol as European Managing Director for the speciality wax blending subsidiary, Dussek Campbell. Mr. Henderson joined Lucite International in March 2001 in his current role as Executive Director, Europe, Middle East and Africa. Mr. Henderson has a BA (Hons) in Modern Languages (French and Spanish) from Manchester University.

Gregory Liou joined ICI China in Taiwan in 1975 and has experience in a number of commercial roles, as Sales Manager, Dulux Paints Taiwan from 1982 to 1984, General Manager of Savlon Pharmaceuticals from 1984 to 1985; and Business Development Manager for ICI Taiwan from 1985 to 1990. Mr. Liou was Deputy General Manager of ICI Far East from 1990 to 1994 and then joined ICI Acrylics in 1995 as General Manager, Kaohsiung Monomer Company (KMC). In his current role, Mr Liou is Executive Director, Asia Pacific and combines this with his responsibilities as General Manager, KMC. Mr. Liou is also responsible for our liaison with Joint Venture partners in APAC. Mr. Liou has an MSc (Agriculture) from National Taiwan University.

Neil L Sayers joined ICI in 1974 and worked in a number of manufacturing and technical roles in the Nylon, Aromatics and Oil Refinery businesses before joining ICI Acrylics in 1988 as Cassel Site Technical Manager, becoming Site Manager in 1992. In 1998, Mr Sayers assumed responsibility for Global R&D. On July 1, 2001, Mr. Sayers was appointed Executive Director responsible for Manufacturing Excellence, Technology, Safety, Health and Environment on a global basis. Mr. Sayers has a BSc in Chemical Engineering from the University of Manchester Institute of Science and Technology.

B.	COMPENSATION

For the year ended December 31, 2004, aggregate executive officers’ and directors’ compensation for Lucite International was £1.3 million (2003: £1.2 million). This includes £0.1 million (2003: £0.1 million) that we have paid into schemes for retirement and similar benefits for our directors and executive officers for the year ended December 31, 2004.

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

The audit committee comprises Mr GJ Arbuthnott (Non-executive Chairman), Mr GR Hunt and Mr PR Shaw. The committee is responsible for the appointment of auditors and reviews the suitability and effectiveness of internal control systems and the application of corporate policies throughout the Company.

Geoffrey Arbuthnott is a Director of Charterhouse Capital Partners LLP and Non-executive Chairman of Lucite International Limited. An honours graduate in Law from Edinburgh University and a Chartered Accountant, he joined Charterhouse in 1984 where he has been responsible for the successful investments in Medway Ports, British Bus and Porterbrook. Mr. Arbuthnott led the investment in Lucite International for Charterhouse.

Peter R. Shaw was appointed a Non-Executive Director of Lucite International Limited on April 1, 2001. Mr Shaw is a graduate in chemistry with significant experience in the chemical industry and worked for ICI for 34 years in a number of senior international positions in Europe and Asia. From 1995 to 2000 Mr Shaw was ICI’s Group Vice President and Head of Mergers and Acquisitions.

Graham R. Hunt was appointed a Non-Executive Director of Lucite International on July 27, 2004. Mr Hunt has thirty five years experience of the chemical industry, the majority with BP. His most recent role was as Business Leader and Chairman of BP China, in which he led the development of their $2.7 billion joint venture with Sinopec-Shanghai Petrochemicals Company in Caojing near Shanghai. This complex will produce one million tons per year of ethylene, plus major investment in polyethylene, polypropylene, polystyrene and acrylonitrile units. Prior to this he was Business Leader for the global and strategic businesses of Acetyls and acrylonitrile in BP Chemicals. He also held a number of senior commercial and manufacturing roles in BP, including Vice President of BP Chemicals in the USA, and Works Manager at Grangemouth, Scotland. On retirement from BP in June 2004, he became Chairman of the Supervisory Board of Verdugt bv in Holland, and is also Vice Chairman of Red Lion Cement, in addition to the Lucite role. Mr. Hunt is 58 years of age, and graduated in Chemical Engineering from Gonville & Caius College, Cambridge University in 1968.

Our remuneration committee at December 31, 2004 consisted of Mr PR Shaw (Chairman), Mr GJ Arbuthnott, Mr GR Hunt and Mr IR Lambert.

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

D.	EMPLOYEES

The average number of persons employed (including executive directors but excluding temporary and contract staff) is as follows:

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004

Upstream	680	676	774
Downstream	1,320	1,306	1,317

	2,000	1,982	2,091

Europe	828	811	828
Americas	531	515	493
Asia	454	462	583
Rest of World	187	194	187

	2,000	1,982	2,091

	December 31, 2002	December 31, 2003	December 31, 2004

Number of employees at period end	1,993	1,995	2,098

Movement in employee numbers during the twelve months ended December 31, 2004 is analysed as follows:

	Upstream	Downstream	Total

Employees as at December 31, 2003	671	1,324	1,995

Movement due to new operations (1)	63	14	77
Net starters/(leavers)	35	(9)	26

Employees as at December 31, 2004	769	1,329	2,098

(1)	This movement consisted of 63 new employees in China (upstream) and 14 new employees at Perspex Distribution Limited (downstream)

Employees are represented locally by a number of labour unions. Management believes that its relationship with these unions is generally constructive.

E.	SHARE OWNERSHIP

All of the issued share capital of Lucite International Group Holdings Limited is held directly by Lucite International Limited. Lucite International Finance plc and the guarantors other than Lucite International Group Holdings Limited are direct or indirect subsidiaries of Lucite International Group Holdings Limited.

The issued share capital of Lucite International Limited consists of 7,799,999 A Ordinary Shares, 1,850,001 B Ordinary Shares and 350,000 C Ordinary Shares and 362,496 D Ordinary Shares. In addition, the issued share capital of Lucite International Limited also includes 174,910,999 A Preference Shares. These preference shares are not convertible into ordinary shares. The preference shares do not entitle their holders to vote for the election of directors of, or on any matters relating to, Lucite International Limited.

Under the Articles of Association of Lucite International Limited, A Ordinary Shares generally have the same voting rights as B Ordinary Shares. However, some holders of A Ordinary Shares and B Ordinary Shares and Lucite International Limited have entered into a Subscription and Shareholder Agreement that imposes limitations on the voting of these shares. See “Subscription and Shareholder Agreement” C Ordinary shares are ‘management shares’ and have the same voting rights as B Ordinary shares subject to any limitations contained in the subscription and shareholder agreement.

The following table sets forth information regarding the ownership of the Ordinary Shares of Lucite International Limited as at March 31, 2005, by the following:

•	Each person or Group known by us to be the owner of more than 5% of the outstanding shares of the Ordinary Shares of Lucite International Limited; and

•	All of the directors and officers of Lucite International Limited and Lucite International as a Group.

	Number of	Percent of
Name	Ordinary Shares	Ordinary Shares

Charterhouse Investors (a)	7,794,091	78%
Shares to be effectively transferred to employees of Lucite International (b)	550,000	5%
Directors of Lucite International Limited (d)	260,000	3%
Directors of Ineos Investors (c) & related parties	1,100,000	11%
Other	295,909	3%

(a)	Charterhouse Investors means each of Charterhouse, any of its affiliates or subsidiaries, any person or fund managed or advised by any person in respect of its interest in Charterhouse and any investor in a Charterhouse fund (either in their capacity as investor or as direct co-investors).

(b)	Represents B Ordinary Shares that are currently held by the Lucite International Employee Trust for the purposes of the Lucite International Share Plan.

(c)	Represents B Ordinary Shares that are held by the directors of Ineos Capital and related parties.

(d)	Represents C Ordinary Shares that are held by the directors of Lucite International Limited — all directors hold less than 1% of the ordinary share capital of the Company.

There are also 362,496 of restricted D shares issued to US employees under the terms of the employee share scheme. These shares have no voting rights. A proportion of these D shares will be redeemed by the Company and a proportion will convert into ordinary B shares effectively taken from (b) above in the event of Charterhouse selling all or a substantial portion of its remaining investment in the ordinary shares of Lucite International Limited. For this reason they have been excluded from the table above.

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

The Company has also issued restricted ordinary D shares to the US employees under the US employee share scheme. A proportion of these ordinary D shares will be redeemed by the Company and a proportion will be converted into ordinary B shares in the event of Charterhouse selling all or a substantial portion of its remaining investment in the ordinary shares of Lucite International Limited.

The scheme has been closed to new members from 31 December 2004.

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

The parties who are beneficial owners of 5% or more of the ordinary share capital of Lucite International Limited, which owns 100% of the ordinary share capital of Lucite International Group Holdings Limited, are set out in item 6E Share Ownership.

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

As at December 31, 2002, amounts payable to these companies totalled £2 million.

For the twelve months ended December 31, 2003 Lucite International purchased management services from Charterhouse Capital Partners LLP for the amount of £27,000 plus related travel expenses.

Lucite International also purchased certain third party goods and services, mainly raw materials, from Ineos companies controlled by the Directors of Ineos Capital, in an aggregate amount of £29 million. We also sold some goods and services to Ineos companies in an aggregate amount of £2 million.

As at December 31, 2003, amounts payable to these companies totalled £2 million.

For the twelve months ended December 31, 2004 Lucite International purchased management services from Charterhouse Capital Partners LLP for the amount of £28,000 plus related travel expenses.

Lucite International also purchased certain third party goods and services from Ineos associated companies controlled by the Directors of Ineos Capital, to the value of £42 million. We also sold some goods and services to Ineos associated companies to the value of £1 million.

As at December 31, 2004, amounts payable to these companies totalled £6 million.

There have been no related party activities with Charterhouse since the year-end.

C.	INTERESTS OF EXPERTS AND COUNSEL

NOT APPLICABLE

ITEM 8     FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Item 18 of this Annual Report.

Legal proceedings

On March 25, 2003, the Company received notification that the European Commission is investigating Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. Such investigation is a preliminary step and does not imply that the Company has engaged in any unlawful activities relating to anti-competitive practices. There is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defense and by the Commission’s procedures. Lucite International Limited is co-operating fully with the European Commission on these matters.

Following an audit by the US Environmental Protection Agency (“EPA”) of the Fite Road facility in Memphis, Tennessee in December 2002, the EPA advised Lucite International Inc., our chief operating subsidiary in the US, on September 23, 2004 that it considers the Fite Road facility to be in violation of New Source Performance Standards under the US Federal Clean Air Act. Lucite International Inc believes the Fite Road facility has operated in accordance with permits issued by the Memphis Shelby County Health Department, which is authorised to issue such permits by the EPA. The EPA originally proposed a settlement whereby Lucite International Inc. would pay an assessment of less than $10 million and install certain plant improvements to comply with the New Source Performance Standards (NSPS) within an agreed period. After continuing discussions with the EPA, the current proposed settlement is less than $4 million. The potential settlement is still in dispute, however, while settlement discussions between Lucite International Inc and the EPA continue. Lucite International Inc. is cooperating fully with the EPA and is prepared to defend itself against these allegations. It is expected that this issue will be resolved during 2005.

We are from time to time involved in various legal proceedings of a nature considered normal to our business. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, guarantee, and established provisions or would not have a material adverse effect on our financial condition or our results of operations.

Dividend distribution policy

No dividends have been paid other than payments to minority interests in our Thai subsidiary, Thai Poly Acrylic plc and to minority interests in our subsidiary Kaohsiung Monomer Company Ltd.

There are no retained earnings available for payment of dividends under UK GAAP as at December 31, 2004.

B.	SIGNIFICANT CHANGES

There have been no significant changes since December 31, 2004.

ITEM 9     THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

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

Agreement, dated September 29, 2000 between Lucite International UK Limited and BASF Plc. Pursuant to the terms of the agreement Lucite International UK Limited invested in and on a plant for the manufacture of acetone cyanohydrin (ACH) on land leased from BASF at Seal Sands, Teesside, England. BASF agreed to operate the plant on behalf of Lucite International and to supply HCN and convert HCN to ACH for supply to Lucite International. The agreement is for a term of 15 years from commencement of plant operations with provision for negotiated continuation thereafter. Plant operations commenced in September 2002.

D.	EXCHANGE CONTROLS

There are no UK foreign exchange controls currently in force that restrict the export or import of capital or that affect the remittance of interest, dividends or other payments to non-UK resident holders of the Company’s securities (except as otherwise detailed under Item 10.E “Taxation”). There are no limitations imposed by UK law that restrict the right of non UK resident or non UK citizen owners to hold or vote the securities of the Company.

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

As used in this annual report, a US holder means a beneficial owner of a note that is (1) a citizen or individual resident of the United States, (2) a corporation or partnership created or organised in or under the laws of the United States or any political subdivision, (3) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust (X) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

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

Accrual basis US holders may determine the amount of income recognised with respect to such interest payment in accordance with either of two methods. Under the first method, the US holder will be required to include in income for each taxable year the US dollar value of the interest that has accrued during such year, determined by translating such interest at the average rate of exchange for the period or periods during which such interest accrued. Under the second method, an accrual basis holder may elect to translate interest income at the spot rate on the last day of the accrual period (or last day of the taxable year in the case of an accrual period that straddles the holder’s taxable year) or on the date the interest payment is received if such date is within five days of the end of the accrual period. This election must be applied consistently to all debt instruments from year to year and may not be revoked without the consent of the US Internal Revenue Service (“IRS”). Upon receipt of an interest payment on such note (including amounts received upon the disposition of a note attributable to accrued but unpaid interest), such US holder will recognise ordinary income or loss in an amount equal to the difference between the US dollar value of such payment (determined by translating the euro received at the spot rate for the euro in effect on the date received) and the US dollar value of the interest income that such US holder has previously included in income with respect to such payment.

Sale, Exchange and Retirement of Notes

Upon the sale, exchange, retirement or other taxable disposition of a note, a US holder will recognise gain or loss equal to the difference between the amount realised upon the sale, exchange, retirement or other disposition (other than amounts attributable to accrued and unpaid interest, which will be treated as a payment of interest for federal income tax purposes) and the US Holder’s tax basis in the note. If a US holder receives euros on the sale, exchange, retirement or other disposition of the note, the amount realised generally will be based on the spot rate of the euro on the date of the sale, exchange, retirement or other disposition. If the notes are traded on an established securities market, a cash basis US holder will determine the US dollar amount realised by translating the euros received at the spot rate of exchange on the settlement date of the sale, exchange, retirement or other disposition. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of notes traded on an established securities market, provided that the election is applied consistently. This election cannot be changed without the consent of the IRS.

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

If a US holder purchased a note with previously owned euros, the US holder will recognise ordinary exchange gain or loss at the time of purchase attributable to the difference at the time of purchase, if any, between the US holder’s tax basis in such euros and the fair market value of the note in US dollars on the date of purchase. If the notes are traded on an established securities market by a cash method taxpayer, euros paid or received are translated into US dollars at the spot rate on the settlement date of the purchase or sale. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of notes traded on an established securities market, provided that the election is applied consistently. This election cannot be changed without the consent of the IRS.

Upon the sale, exchange or retirement of a note, a US holder will recognise exchange gain or loss with respect to the principal amount of such note. For these purposes, the principal amount of the note is the US holder’s purchase price for the note calculated in euros on the date of purchase, and the amount of exchange gain or loss recognised is equal to the difference between (i) the US dollar value of the principal amount determined on the date of the sale, exchange, retirement or other disposition of the note and (ii) the US dollar value of the principal amount determined on the date such US holder purchased the note. As discussed above, if the notes are sold on an established securities market by a cash method taxpayer (or, upon election, an accrual basis US holder), euros received are translated into US dollars at the spot rate on the settlement date of the sale. Such gain or loss will be treated as ordinary income or loss (and will not be treated as interest income or expense, except to the extent provided in Treasury regulations or administrative pronouncements of the IRS) and generally will be United States source gain or loss. The realization of such gain or loss will be limited to the amount of overall gain or loss realised on the disposition of a note.

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

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the US holder’s United States federal income tax liability provided the required information is furnished to the IRS.

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

In the case of each of the above exceptions (except (a) (2)), further administrative conditions imposed by regulations (for instance, as to the making of a declaration in the required form) may have to be satisfied for the relevant exception to be available.

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

We have filed this Annual Report on Form 20-F with the US Securities and Exchange Commission under the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the US Securities and Exchange Commission. Reports and other information which we file with the US Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied, at prescribed rates, at the public reference facilities of the US Securities and Exchange Commission at:

450 Fifth Street N.W.
Room 1024
   Washington D.C. 20549

Copies of this material may also be obtained from the US Securities and Exchange Commission’s Internet site at http://www.sec.gov. The US Securities and Exchange Commission’s telephone number is 1-800-SEC-0330.

I.	SUBSIDIARY INFORMATION

NOT APPLICABLE

ITEM 11     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are: interest rates on debt, foreign exchange rates and fluctuations in raw material prices. We are also exposed to rapid increases in raw material prices that may not be reflected in our selling prices under the terms of a number of our major customer contracts.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from those projected results due to actual developments in the market.

Interest rates

Based on variable rate debt levels of £147 million at December 31, 2004, a one percent change in interest rates would impact net interest expense by approximately £1 million per annum.

Interest rate risk profile of financial liabilities

As at December 31, 2003 and 2004 the Company had the following interest rate profile for financial liabilities, after taking into account the rolling over of interest rates under current credit agreements used to manage the interest profile:

	At December 31, 2003
	Floating rate	Fixed rate	December 31, 2003
	financial liabilities	financial liabilities	Total
	£’m	£’m	£’m

Currency
Sterling	12	—	12
Euro	71	178	249
US Dollars	3	88	91

	86	266	352
Unamortised issue costs	(3)	(5)	(8)

Bank and other borrowings	83	261	344

	At December 31, 2004
	Floating rate	Fixed rate	December 31, 2004
	financial liabilities	financial liabilities	Total
	£’m	£’m	£’m

Currency
Euro	59	178	237
US Dollars	81	3	84
Chinese Renminbi	9	—	9

	149	181	330
Unamortised issue costs	(2)	(4)	(6)

Bank and other borrowings	147	177	324

All the Group’s creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

Risk Management

The following table provides information about the Group’s financial instruments that are sensitive to changes in interest rates as of December 31, 2004. For the Company’s fixed rate and variable rate debt, the table below presents principal amounts at December 31, 2004 and weighted average interest rates by expected maturity date. Variable rates are based on implied forward rates as of December 31 derived from the zero coupon yield curve as of December 31, 2004.

	Interest Rate Risk Management
	Principal Amount by expected maturity
									Fair	Fair
							Total	Total	value	value
							12/31	12/31	12/31	12/31
	2005	2006	2007	2008	2009	Thereafter	2004	2003	2004	2003

Fixed rate (USD)	—	—	—	—	—	—	—	4	—	4
Interest rate (fixed)

Fixed rate (Euro)	—	—	—	—	—	177	177	176	190	197
Interest rate (fixed)						10.25%

Variable rate (USD)	7	4	24	39	—	—	74	82	74	82
Interest rate (variable)	5.83%	6.23%	6.50%	6.82%	6.78%	6.26%

Variable rate (Euro)	10	8	41	—	—	—	59	84	59	84
Interest rate (variable)	4.66%	4.96%	5.23%	4.71%	4.87%	5.31%

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

As of December 31, 2004 we did not have any interest rate hedges in place.

Raw materials risk management

There were no raw material hedges in place at the end of 2004.

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

Based on an evaluation as at December 31, 2004, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the US Securities Exchange Act of 1934) are effective to ensure that information required to be disclosed in the reports we file or submit under the US Securities Exchange Act of 1934 is reordered, processed, summarised and reported on a timely basis.

There have been no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15(e) or a15d-15(e) or in other factors that have materially affected these controls during the year ended December 31, 2004, or subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16	{RESERVED}

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B	CODE OF ETHICS

We currently operate a code of business conduct and ethics (the “Code of Conduct”) for all personnel. The Code of Conduct was has been updated to be consistent with recent guidelines issued by the US Securities and Exchange Commission. The Board, including the CEO and CFO, adopted the code in 2004 and the business is in the process of cascading the updated Code to the organisation through the first half of 2005. The Code is available, free of charge, by contacting the registered office of Lucite International Limited at Queens Gate 15-17, Queens Terrace, Southampton, SO14 3BP, United Kingdom.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ended	Year ended
	December 31, 2003	December 31, 2004
	£’000	£’000

Audit fees	273	375
Audit-related fees (a)	14	8
Tax fees (b)	369	195
All other fees (c)	11	157

Total fees paid to principal accountants	667	735

(a)	Audit-related fees are in relation to pensions audit and covenant compliance reporting.

(b)	Tax fees are fees in respect of tax return preparation, consultation on tax matters and general tax advice relating to specific transactions and other tax planning.

(c)	All other fees are mainly fees in relation to support and advice for internal controls documentation.

The audit committee pre-approved a list of services that could be rendered by the principal accountant in 2004 pursuant to pre-approval policies and procedures established by the audit committee. For services other than those specified, approval would need to be obtained from the audit committee prior to performance of such services. Services provided by the principal accountant during 2004 were allowable services that were either pre-approved by the audit committee or were provided under contracts in existence at the date of introduction of our policy and were grandfathered under rule 20-1(e)(1) of regulation S-X.

ITEM 16D	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

NOT APPLICABLE

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

NOT APPLICABLE

PART III

ITEM 17	FINANCIAL STATEMENTS

The registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18	FINANCIAL STATEMENTS

See the Index to Combined and Consolidated Financial Statements accompanying this report on page F-1.

ITEM 19	EXHIBITS

Exhibit
No.	Description of Exhibit

1.1	Memorandum and Articles of Association of Lucite International Group Holdings Limited. (1)

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

2.6
Indenture, dated June 25, 2003 among Lucite International Finance plc, Lucite International Group Holdings Limited, Lucite International Investment Limited, Lucite International Holdings Limited, Lucite International Holdco Limited and The Bank of New York. (7)

4.1	Agreement dated September 29, 2000, between Lucite International UK Limited and BASF PLC relating to the supply of HCN, the construction and operation of an ACH plant and toll manufacture of ACH. (8)

8.1	List of subsidiaries of Lucite International Group Holdings Limited. (9)

12.1	Certification by the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) (10)

12.2	Certification by the Chief Financial Officer pursuant to Rule 13a -14(a) or Rule 15d-14(a) (10)

The Company has not filed as exhibits hereto documentation relating to any long-term debt instrument that does not exceed the materiality threshold of 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish the SEC with a copy of any such instrument upon request.

(1)	Incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(2)	Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(3)	Incorporated by reference to Exhibit 2.2 to the Company’s Annual Report for the year ended December 31, 2002 on Form 20-F, File No. 333-12714 filed with the Securities and Exchange Commission on April 11, 2003.

(4)	Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(5)	Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(6)	Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4, File No. 333-12714, filed with the Securities and Exchange Commission on October 19, 2000.

(7)	Incorporated by reference to Exhibit T3C to Lucite International Finance Plc’s Application for Qualification of Indentures under the Trust Indenture Act of 1939, File No. 022-28691, filed with the Securities and Exchange Commission on August 6, 2003.

(8)	Incorporated by reference to Exhibit 10.5 to the Company’s Annual Report for the year ended December 31, 2001 on Form 20-F, File No. 333-12714, filed with the Securities and Exchange Commission on April 5, 2002.

(9)	Incorporated by reference to Exhibit 8.1 to the Company’s Annual Report for the year ended December 31, 2002 on Form 20-F, File No. 333-12714, filed with the Securities and Exchange Commission on April 11, 2003.

(10)	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Annie S. Veerman
Chief Financial Officer
April 6, 2005

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Report of independent accountants	F-2

Consolidated profit and loss accounts for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002.	F-3

Consolidated statements of total recognised gains and losses for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002.	F-4

Consolidated balance sheets as at December 31, 2004 and 2003.	F-5

Consolidated cash flow statements for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002.	F-6

Reconciliation of movements in equity shareholders’ funds for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002.	F-7

Notes to the consolidated financial statements.	F-8

LUCITE INTERNATIONAL HOLDINGS LIMITED

Report of independent accountants	F-66

Consolidated profit and loss accounts for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002.	F-67

Consolidated statements of total recognised gains and losses for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002.	F-68

Consolidated balance sheets as at December 31, 2004 and 2003.	F-69

Consolidated cash flow statements for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002.	F-70

Reconciliation of movements in equity shareholders’ funds for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002.	F-71

Notes to the consolidated financial statements.	F-72

LUCITE INTERNATIONAL HOLDCO LIMITED

Report of independent accountants	F-74

Consolidated profit and loss accounts for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002.	F-75

Consolidated statements of total recognised gains and losses for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002.	F-76

Consolidated balance sheets as at December 31, 2004 and 2003	F-77

Consolidated cash flow statements for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002.	F-78

Reconciliation of movements in equity shareholders’ funds for the year ended December 31, 2004, the year ended December 31, 2003 and the year ended December 31, 2002.	F-79

Notes to the consolidated financial statements	F-80

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lucite International Group Holdings Limited.

We have audited the accompanying consolidated balance sheets of Lucite International Group Holdings Limited (“the Company”) as of December 31, 2004 and 2003, and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statements of total recognised gains and losses and reconciliation of movements in equity shareholders’ funds for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London, England
April 6, 2005

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended	Year ended	Year ended
		December 31, 2002	December 31, 2003	December 31, 2004
	Notes	£’m	£’m	£’m

Group turnover	3, 4	582	694	707

Net operating costs before amortisation of intangible fixed assets		(550)	(620)	(635)

Amortisation of goodwill and other intangible fixed assets	9	(5)	(5)	(5)

Total net operating costs	4	(555)	(625)	(640)

Group operating profit	3, 4	27	69	67
Net interest payable and similar charges	7	(29)	(37)	(27)

Profit/(loss) on ordinary activities before taxation	6	(2)	32	40

Taxation on profit/(loss) on ordinary activities	8	2	(6)	—

Profit on ordinary activities after taxation		—	26	40

Equity minority interests		(3)	(4)	(4)

Profit/(loss) for the financial year		(3)	22	36

Group turnover and Group operating profit relate entirely to continuing operations.

There is no difference between the results stated above and their historical cost equivalents.

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£’m	£’m	£’m

Profit/(loss) for the financial year	(3)	22	36

Currency translation differences on foreign currency net investments net of translation on foreign currency borrowings	(21)	(19)	(8)

Total recognised gain/(loss) relating to the year	(24)	3	28

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2004 AND 2003

		2003	2004
	Notes	£m	£m

Fixed assets
Intangible assets	9	83	78
Negative goodwill	9	(5)	(5)
Tangible assets	10	332	323

		410	396

Current assets
Stocks	11	75	95
Debtors	12	107	120
Cash at bank and in hand		30	33

		212	248

Total assets		622	644

Creditors: amounts falling due within one year	13	(115)	(141)

Net current assets		97	107

Total assets less current liabilities		507	503

Creditors: amounts falling due after more than one year	14	(332)	(306)

Provisions for liabilities and charges	17	(27)	(21)

Net assets		148	176

Shareholders’ equity
Called up equity share capital	18	175	175
Profit and loss account		(42)	(14)

Total equity shareholders’ funds		133	161
Equity minority interests		15	15

Capital employed		148	176

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

			Year ended	Year ended	Year ended
			December 31, 2002	December 31, 2003	December 31, 2004
	Notes		£’m	£’m	£’m

Net cash inflow from operating activities	20	(a)	57	94	92

Returns on investments and servicing of finance	20	(b)	(28)	(33)	(29)
Taxation			(4)	(4)	(6)

			25	57	57

Capital expenditure and financial investment	20	(c)	(28)	(32)	(38)

Net cash inflow/(outflow) before use of liquid resources and financing			(3)	25	19
Financing	20	(d)	(5)	(5)	(15)

Increase/(decrease) in cash	20	(e)	(8)	20	4

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

		Profit and loss
	Share capital	account	Total
	£’m	£’m	£’m

Balance at December 31, 2001	175	(21)	154
Loss for the financial year	—	(3)	(3)
Currency translation adjustment	—	(21)	(21)

Balance at December 31, 2002	175	(45)	130
Profit for the financial year	—	22	22
Currency translation adjustment	—	(19)	(19)

Balance at December 31, 2003	175	(42)	133
Profit for the financial year	—	36	36
Currency translation adjustment	—	(8)	(8)

Balance at December 31, 2004	175	(14)	161

The dividends payable by our subsidiaries in Taiwan (Kaohsiung Monomer Company) and Thailand (Thai Poly Acrylic Public Company Limited) are subject to local legal restrictions. Undistributed profits are, in the main, employed in the business of our subsidiaries. The undistributed income of the businesses overseas may be liable to overseas taxes and/or United Kingdom taxation, after allowing for double taxation relief, if they were to be distributed as dividends.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are taken into account in the above reconciliation of movements in combined net investment and consolidated shareholders’ funds.

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements included herein do not comprise the Company’s statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended December 31, 2004 have not yet been delivered to the Registrar of the Companies for England and Wales.

1	Accounting Policies

The financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards in the United Kingdom.

Accounting policies conform to UK Generally Accepted Accounting Principles (“UK GAAP”). The principal accounting policies, which have been applied consistently, are set out below.

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

Negative goodwill arising in acquisitions is included within intangible fixed assets and released to the profit and loss in the period in which the fair values of the non-monetary assets purchased on the same acquisition are recovered, whether through depreciation or sale.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Buildings	15-40 years
Plant and equipment
- plant and machinery	10-20 years
- computer hardware and software	3-4 years

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

Lease payments are analysed between capital and interest components so that the interest element of the payment is charged to the profit and loss account over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding.

All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight-line basis over the term of the lease.

Pension costs
The pension costs relating to the UK retirement plan are assessed in accordance with the advice of independent qualified actuaries under SSAP 24. The amounts so determined include the regular cost of providing the benefits under the plan, which should be a level percentage of current and expected future earnings of the employees covered under the plan. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plan. Non-UK subsidiaries recognise the expected cost of providing pensions on a systematic basis over the average remaining service lives of employees in accordance with the advice of independent qualified actuaries. Disclosures are also made in accordance with the transitional provisions of FRS17.

Research and development
Research and development expenditure is charged to the profit and loss account in the year in which it is incurred. The principal components of this expenditure are: salaries; legal costs relating to patents and trademarks; administrative costs; contractor fees; and IT-related costs.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Deferred taxation is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that in the foreseeable future there will be suitable taxable surpluses from which the future reversal of the underlying timing differences can be deducted. Deferred tax balances are not discounted.

Fair value of financial instruments
The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognised at historical cost amounts.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

•	Cash and cash equivalents, trade debtors, certain other current assets, short-term borrowings, and current maturities of long-term debt: The amounts reported in the consolidated balance sheets approximate to fair value; and

•	Loans: The amounts reported for fixed rate debt are calculated by reference to market values at the balance sheet date. Other debt is held at variable rates and fair values approximate to book values.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivative financial instruments
From time to time the Company has entered into interest rate caps to hedge its variable rate debt. The Company does not hold or issue derivative financial instruments for trading purposes. The interest rate swap and cap agreements are designated as hedges and effectiveness is determined by matching the principal balance and terms with that specific obligation. Amounts due to or from interest rate swap counterparties are recorded in interest rate expense in the period in which they accrue. The premiums paid to purchase interest rate caps are included in net debt and amortised to interest expense over the shorter of the original term of the agreements or the life of the financial instruments to which they are matched.

Restructuring costs
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

Lucite International Group Holdings Limited is a wholly owned subsidiary of Lucite International Limited. Lucite International Limited does not trade and in addition to its investment in Lucite International Group Holdings Limited it has also invested $8 million (£5 million) into Lucite International China Holdings Limited, an entity established in the UK to invest in the construction and operation of an MMA facility in China. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Capital Partners LLP. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. These subsidiary companies are listed in Note 26 to these financial statements. Lucite International Group Holdings Limited and subsidiary companies (together referred to as “Lucite” or “the Company”) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Turnover, operating profit, depreciation, amortisation, total assets less current liabilities and capital expenditure attributable to each different class of business are as follows:

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£’m	£’m	£’m

Turnover
Upstream	402	511	536
Downstream	274	276	282

	676	787	818
Inter-class eliminations	(94)	(93)	(111)

	582	694	707

Operating profit
Upstream	12	55	56
Downstream	15	14	11

Operating profit	27	69	67

Depreciation
Upstream	31	31	31
Downstream	9	8	8

	40	39	39

Amortisation of intangible fixed assets
Upstream	3	3	3
Downstream	2	2	2

	5	5	5

The upstream business sells to third parties and within the Group. The intra-group transactions are eliminated within the inter-class eliminations shown above.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2004
	£’m	£’m
Total assets less current liabilities
Upstream	324	326
Downstream	156	148

Net operating assets	480	474
Assets and liabilities that are not attributable to types of business:
- cash at bank and in hand	30	33
- deferred taxation asset	9	14
- bank and other borrowings (note 13)	(12)	(18)

	507	503

Capital expenditure — cash flow
Upstream	23	32
Downstream	9	6

	32	38

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£’m	£’m	£’m

Turnover by geographical location of operating unit
Europe

External	181	241	243
Intra-group	13	14	18

	194	255	261

Americas

External	289	319	318
Intra-group	15	5	21

	304	324	339

Asia

External	99	119	132
Intra-group	—	—	—

	99	119	132

Rest of world

External	13	15	14
Intra-group	—	—	—

	13	15	14

	610	713	746
Intra-group eliminations	(28)	(19)	(39)

	582	694	707

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£’m	£’m	£’m

Turnover by geographical location of customer

Europe	163	201	201

Americas	279	308	304

Asia	110	146	163

Rest of world	30	39	39

	582	694	707

	2003	2004
	£’m	£’m

Tangible fixed assets by geographical location of operating unit

Europe	147	136

Americas	155	139

Asia	27	45

Rest of world	3	3

	332	323

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5	Cost of sales, gross profit, distribution costs and administrative costs

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£’m	£’m	£’m

Group turnover	582	694	707
Cost of sales	(457)	(532)	(538)
Gross profit	125	162	169

Distribution costs	(45)	(42)	(44)

Administrative costs before amortisation of goodwill and research and development costs	(38)	(37)	(44)
- amortisation of goodwill and other intangible fixed assets (note 9)	(5)	(5)	(5)
- research and development costs	(10)	(9)	(9)
Total administrative costs	(53)	(51)	(58)

Total net operating costs	(555)	(625)	(640)

Group operating profit	27	69	67

5	Staff costs

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£’m	£’m	£’m

Staff costs
Salaries	61	61	59
Social security costs	5	5	5
Pension and post-retirement benefit costs	7	11	8
Other employment costs	3	3	4

Employee costs charged in arriving at profit before taxation	76	80	76

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employee numbers
Average number of people employed by class of business and geographical location of operating unit.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	Number	Number	Number

Upstream	680	676	774
Downstream	1,320	1,306	1,317

	2,000	1,982	2,091

Europe	828	811	828
Americas	531	515	493
Asia	454	462	583
Rest of World	187	194	187

	2,000	1,982	2,091

	December 31,	December 31,	December 31,
	2002	2003	2004
	Number	Number	Number

Number of employees at period end	1,993	1,995	2,098

6	Profit/ (loss) on ordinary activities before taxation

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

Profit/(loss) on ordinary activities before taxation is stated after charging:

Depreciation of tangible fixed assets:
- owned assets	37	36	34
- capitalised plant shut-down costs	3	3	5
Amortisation of goodwill	5	5	5
Hire of machinery and equipment	1	2	1
Other operating lease rentals	—	—	2

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7	Net interest payable and similar charges

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

Interest payable on senior credit facilities	12	10	7
Interest payable on senior notes	13	16	17
Covenant waiver fees	1	—	—
Fees on debt facility with parent company	1	2	1
Amortisation of issue costs on senior credit facilities	1	1	1
Foreign exchange loss arising on cash balances	—	—	1
Foreign exchange loss arising on external debt	1	8	—

Net interest payable	29	37	27

8	Taxation on profit/(loss) on ordinary activities

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

United Kingdom taxation
Corporation tax at prevailing rates	—	—	—
Transfer from deferred taxation	(11)	—	—

	(11)	—	—

Overseas taxation
Current taxation	4	6	5
Amounts in respect of prior periods	—	—	1

Total overseas taxation	4	6	6
Deferred taxation	5	—	(6)

	9	6	—

Taxation charge/(credit) for the year	(2)	6	—

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Factors effecting tax charge for the year

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

Profit/(loss) on ordinary activities before taxation	(2)	32	40
Standard rate of corporation tax in the UK	30%	30%	30%

Profit/(loss) on ordinary activities multiplied by the standard rate of corporation tax in the UK	(1)	10	12
Effects of:
Other non taxable/deductible income and charges	(11)	(10)	(3)
Local taxes	1	—	2
Capital allowances in excess of depreciation	3	—	5
Short term timing differences	2	3	(4)
Tax losses created not utilised	10	3	(7)
Adjustments in respect of prior periods	—	—	1

Current tax charge for the year	4	6	6

Factors that may affect future tax charges
The Group has approximately £177 million (2003: £169 million) of losses available to carry forward to future years. On the basis of all available evidence the directors estimate that the Company will utilise approximately £57 million (2003: £62 million) against future profits predominantly in the United States. A deferred tax asset of £21 million (2003: £24 million) has therefore been provided in respect of this amount. No deferred tax has been provided in respect of the remaining losses as on the basis of all available information there is not sufficient certainty that they will be used in the foreseeable future.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9	Intangible fixed assets

	Other		Negative
	intangibles	Goodwill	goodwill	Total
	£’m	£’m	£’m	£’m

Cost

At December 31, 2002, 2003 and 2004	1	105	(6)	100

Accumulated amortisation

At December 31, 2002	—	17	—	17
Charge/(credit) for year	—	6	(1)	5

At December 31, 2003	—	23	(1)	22
Charge for year	1	4	—	5

At December 31, 2004	1	27	(1)	27

Net book amounts at
December 31, 2002	1	88	(6)	83

December 31, 2003	1	82	(5)	78

December 31, 2004	—	78	(5)	73

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10	Tangible fixed assets

			Payments on
			account and
			assets in the
	Land and buildings	Plant and equipment	course of construction	Total
	£’m	£’m	£’m	£’m

Cost
At December 31, 2002	42	687	48	777
Capital expenditure	—	—	33	33
Transfers of assets into use	2	40	(42)	—
Exchange adjustments	(2)	(24)	(1)	(27)
Disposals	—	(5)	—	(5)

At December 31, 2003	42	698	38	778
Capital expenditure	—	—	42	42
Transfers of assets into use	—	14	(14)	—
Exchange adjustments	(1)	(12)	(2)	(15)
Disposals	(2)	(21)	—	(23)

At December 31, 2004	39	679	64	782

Accumulated depreciation

At December 31, 2002	14	405	—	419
Charge for year	1	38	—	39
Exchange movement	—	(9)	—	(9)
Disposals	—	(3)	—	(3)

At December 31, 2003	15	431	—	446
Charge for year	1	38	—	39
Exchange movement	—	(3)	—	(3)
Disposals	(2)	(21)	—	(23)
At December 31, 2004	14	445	—	459

Net book amounts at
December 31, 2002	28	282	48	358

December 31, 2003	27	267	38	332

December 31, 2004	25	234	64	323

Included in land and buildings is £8 million (2003: £9 million) in respect of the cost of land which is not subject to depreciation.

The net book value of tangible fixed assets includes capitalised finance leases of £3 million (2003: £3 million) comprising cost of £5 million (2003: £5 million) less accumulated depreciation of £2 million (2003: £2 million). The depreciation charge for the year in respect of capitalised finance leases was £0.4 million (2003: £0.4 million).

	2003	2004
	£’m	£’m

Analysis of net book amount of land and buildings
Freehold	22	21
Long leasehold (over 50 years unexpired)	5	4

	27	25

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11	Stocks

	2003	2004
	£’m	£’m

Raw materials and consumables	29	31
Finished goods and goods for resale	46	64

	75	95

12	Debtors

	2003	2004
	£’m	£’m

Trade debtors (net of provision for bad and doubtful debts)	89	94
Other prepayments and accrued income	3	4
Deferred taxation asset	9	14
Other debtors	6	8

	107	120

The deferred tax asset is due in more than one year.

Provision for bad and doubtful debts:

	2003	2004
	£’m	£’m

At the beginning of the year	4	2
Charge for the period	—	1
Amount utilised	(2)	—

At the end of the year	2	3

13	Creditors — Amounts falling due within one year

	2003	2004
	£’m	£’m

Bank and other borrowings (note 15)	12	18
Trade creditors	60	76
Other creditors	21	28
Accruals	22	19

	115	141

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14	Creditors — Amounts falling due after more than one year

	2003	2004
	£’m	£’m

Bank and other borrowings (note 15)	328	303
Finance leases (note 16)	4	3

	332	306

15	Bank and other borrowings

	2003	2004
	£’m	£’m

Senior Credit Facilities:
Term Loan A	37	24
Term Loan B	69	68
Term Loan C	45	41
Revolving Credit Facility	19	—
Senior notes	176	177
Unamortised senior notes premium	2	1
Unamortised issue costs	(8)	(6)

Total excluding China bank loans	340	305
China bank loans	—	16

	340	321

Senior Credit Facilities

On October 3, 1999, the Company entered into a Bank Credit Agreement with Deutsche Bank AG London Branch and Merrill Lynch Capital Corporation related to senior credit facilities. These facilities consisted of (i) a seven-year $85 million revolving credit facility (the “Revolving Credit Facility”), and (ii) a seven-year £95 million aggregate principal amount Term Loan A, an eight-year £70 million aggregate principal amount Term Loan B and a nine-year £50 million aggregate principal amount Term Loan C (the “Term Loan A”, the “Term Loan B” and the “Term Loan C” are referred to collectively as the “Senior Term Loans”). The Term Loan A and the Term Loan B were drawn down in a combination of Euros and US Dollars. The Term Loan C was drawn down in US Dollars. The balances outstanding at the year end have been retranslated into pounds sterling at exchange rates prevailing at that date. The Revolving Credit Facility is available to be drawn down in US Dollars and other Optional Currencies, by way of Revolving Advances, issue of Letters of Credit or Bank Guarantees. At December 31, 2004, the unused proportion of this facility was $85 million (2003: $51 million) less $1 million of guarantees issued (2003: $2 million).

The senior credit facilities bear interest at a rate equal to the aggregate of the cost of LIBOR funds for one, two, three, six, nine or twelve months as the Company may elect, plus costs to the Lender of compliance with all reserve assets, liquidity or cash margin or other like requirements of the Bank of England, the Financial Services Authority, the European Central Bank or in relation to Regulation D in the United States of America as specified in the Bank Credit Agreement, plus a margin. This margin for the Revolving Credit Facility and the Term Loan A ranges from 1.25% to 2% per annum, determined by the Company’s most recent financial ratios and is fixed at 2.5% and 3% for the Term Loan B and the Term Loan C, respectively.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Term Loan A is repayable in six-monthly installments commencing June 30, 2000. All installments to date have been paid on the due dates. Repayment amounts are calculated with reference to a percentage of the total loan balance, the percentages being specified in the Bank Credit Agreement. The repayment profile had changed as a result of voluntary prepayments made during the year ended December 31, 2002 and the year ended December 31, 2003. The repayment profile for the balance of the loan outstanding will be made in eight equal installments, modified for voluntary and excess cash repayments, due June 30, and December 31, 2003, 2004 and 2005, with the final two installments due June 30, 2006 and September 30, 2006.

The Term Loan B and the Term Loan C are repayable by way of two equal installments, modified for voluntary and excess cash repayments, commencing June 30, 2007 and June 30, 2008 respectively. Any balance outstanding on the Revolving Credit Facility is repayable in full on the last day of each interest period over which any of the facility is drawn down and may be rolled forward until September 2006.

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

Maturity analysis of bank and other borrowings
The maturity analysis of the Company’s bank and other borrowings is as follows:

	2003	2004
	£’m	£’m

Within 1 year or on demand	12	18

Between 1 and 2 years	12	13

Between 2 and 5 years	146	109

Over 5 years	176	186

	346	326

Unamortised senior notes premium	2	1

Unamortised issue costs	(8)	(6)

	340	321

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16	Finance leases

	2003	2004
	£’m	£’m

Obligations under finance leases comprise:
Rentals due after more than 1 year:
- from 1 to 2 years	1	—
- from 2 to 3 years	—	1
- from 3 to 4 years	1	—
- from 4 to 5 years	—	1
- after 5 years from the balance sheet date	4	3

	6	5
Less: amounts representing interest relating to future periods	(2)	(2)

Present value of net minimum lease payments	4	3
Less: current lease obligations	—	—

Non-current obligations	4	3

17	Provisions for liabilities and charges

		Deferred	Unfunded	Employee
	Restructuring	taxation	pensions	benefits	Total
	£’m	£’m	£’m	£’m	£’m

At December 31, 2002	3	5	17	7	32
Charged/(credited) to the profit and loss account in the period	—	(2)	3	1	2
Exchange/other	—	—	(1)	—	(1)
Utilised in the year	(1)	—	(4)	(1)	(6)

At December 31, 2003	2	3	15	7	27
Charged to the profit and loss account in the period	—	—	3	—	3
Exchange/other	—	—	(1)	—	(1)
Utilised in the year	(1)	—	(6)	(1)	(8)

At December 31, 2004	1	3	11	6	21

No provision has been released or applied for any purpose other than that for which it was established.

The restructuring provision is expected to be utilised during the next year.

The unfunded pension provision is expected to be utilised over the estimated average remaining service life of the participants of the scheme (see note 21).

The employee benefits provision is expected to be utilised over the estimated average remaining life of the participants of the scheme (see note 21).

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred taxation
The amounts of deferred taxation accounted for as at the balance sheet date and the potential amounts of deferred taxation are disclosed below:

	2003	2004
	£’m	£’m

Accounted for at the balance sheet date
Timing differences on capital allowances and depreciation	32	25
Miscellaneous timing differences	(14)	(15)
Tax losses	(24)	(21)

	(6)	(11)

Not accounted for at the balance sheet date
Miscellaneous timing differences	(6)	(3)
Tax losses	(35)	(37)

	(41)	(40)

The movement of the deferred taxation balance is as follows:

	Net asset	Net liability	Total
	£’m	£’m	£’m

At December 31, 2002	(12)	5	(7)
Charge/(credit) to the profit and loss account in the period	2	(2)	—
Exchange movement	1	—	1

At December 31, 2003	(9)	3	(6)
Charge/(credit) to the profit and loss account in the period	(6)	—	(6)
Exchange movement	1	—	1

At December 31, 2004	(14)	3	(11)

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18	Called up equity share capital

	Number	£’m

Authorised, allotted and fully paid
At December 31, 2004 and at December 31, 2003

Ordinary shares of £1 each	175,029,700	175

The ordinary shares above were issued to Lucite International Limited on October 1, 1999.

19	Financial Instruments

Foreign exchange and interest rate disclosure
From time to time, the Company holds and issues financial instruments in order to finance its operations and to manage interest and foreign currency risks arising from its operations. The Company’s major financial risks relate to movements in exchange rates and interest rates. The Company borrows in US Dollars, Euros and pounds sterling at variable rates and is subject to fluctuations in interest rates on its borrowings and surplus cash. The Company’s policy is to hedge on specific borrowings against future movements in interest rates, which is effected by using derivatives, such as interest rate swaps and caps where appropriate. During the year ended December 31, 2004 the Company did not enter into any interest rate swap or cap arrangements.

As at December 31, 2004, the Company had not entered into any fixed interest rate arrangements on the senior credit facilities.

As at December 31, 2003, the US dollar-denominated tranche B debt ($47.9m) and the US dollar-denominated tranche C debt ($79.8m) had been rolled over under existing credit agreements at the rate of 3.8075% for the US dollar-denominated tranche B debt and 4.33688% for the US dollar-denominated tranche C debt; both rates were inclusive of lender margins. Both interest rates were fixed until the end of September 2004 and accordingly these loans were shown as fixed rate financial liabilities below. In addition, a proportion of the US dollar-denominated tranche A debt ($3.8m) had been rolled over under existing credit agreements at a rate of 3.21875% until the end of June 2004 and a further ($18.9m) had been rolled over under existing credit agreements at a rate of 3.3075% until the end of September 2004. Both rates were inclusive of lender margins and are shown as fixed rate liabilities below for the year ended December 31, 2003.

Short term debtors and creditors have been excluded from the following disclosures, other than the currency risk disclosures.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest rate risk profile of financial liabilities
As at December 31, 2003 and 2004 the Company had the following interest rate profile for financial liabilities, after taking into account the interest rate swaps used to manage the interest profile:

	At December 31, 2003
	Floating rate financial	Fixed rate financial	December 31, 2003
	liabilities	liabilities	Total
	£’m	£’m	£’m

Currency
Sterling	12	—	12
Euro	71	178	249
US Dollars	3	88	91

	86	266	352
Unamortised issue costs	(3)	(5)	(8)

At December 31, 2003	83	261	344

	At December 31, 2004
	Floating rate financial	Fixed rate financial	December 31, 2004
	liabilities	liabilities	Total
	£’m	£’m	£’m

Currency
Euro	59	178	237
US Dollars	81	3	84
Chinese Renminbi	9	—	9

	149	181	330
Unamortised issue costs	(2)	(4)	(6)

At December 31, 2004	147	177	324

All the Group’s creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31, 2003
	Fixed rate financial liabilities
		Weighted average period for
	Weighted average interest rate	which rate is fixed
Currency	%	Years

Sterling	—	—

US dollars	4.16	1.3

Euro	10.25	6.3

At December, 31 2003	8.24	4.7

	At December 31, 2004
	Fixed rate financial liabilities
		Weighted average period for
	Weighted average interest rate	which rate is fixed
Currency	%	Years

Sterling	—	—

US dollars	7.50	12.0

Euro	10.25	5.3

At December, 31 2004	10.20	5.4

Floating rate financial liabilities bear interest at rates, based on relevant national LIBOR equivalents, which are fixed in advance for periods of between one month and six months.

Interest rate risk profile of financial assets

	2003	2004
	Cash at bank and in hand	Cash at bank and in hand
Currency	£’m	£’m

Sterling	1	2
US Dollars	11	7
Euro	3	4
Other currencies	15	20

At December, 31	30	33

Floating rate	12	21
Fixed rate	18	12

At December, 31	30	33

The floating rate cash earns interest based on relevant national LIBOR equivalents. The fixed rate cash held by our subsidiaries in Thailand and Taiwan earns interest at approximately 1%.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Maturity of financial liabilities
The maturity profile of the financial liabilities of the Company, other than short term operating creditors and accruals at December 31, 2003 and 2004 were:

	December 31, 2003
	Debt	Finance leases	Total
	£’m	£’m	£’m

In one year or less or on demand	12	—	12
In more than one year but not more than two years	12	1	13
In more than two years but not more than five years	146	1	147
In more than five years	176	4	180

	346	6	352
Less: amounts representing interest relating to future periods	—	(2)	(2)
Unamortised senior notes premium	2	—	2
Unamortised issue costs	(8)	—	(8)

	340	4	344

	December 31, 2004
	Debt	Finance leases	Total
	£’m	£’m	£’m

In one year or less or on demand	18	—	18
In more than one year but not more than two years	13	—	13
In more than two years but not more than five years	109	2	111
In more than five years	186	3	189

	326	5	331
Less: amounts representing interest relating to future periods	—	(2)	(2)
Unamortised senior notes premium	1	—	1
Unamortised issue costs	(6)	—	(6)

	321	3	324

Borrowing facilities

The Group has the following undrawn committed borrowing facilities available at December 31, 2004 in respect of which all conditions had been met at that date:

	Floating rate	Fixed rate	December 31, 2004	December 31, 2003
	£’m	£’m	£’m	£’m

Expiring within one year	—	—	—	—
Expiring between 1 and 2 years	44	—	44	—
Expiring after more than 2 years	—	—	—	28

	44	—	44	28

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair values of financial assets and financial liabilities
Set out below is a comparison, by category, of book values (before debt issue costs) and fair values of all the Company’s financial liabilities as at December 31, 2004.

	December 31, 2003		December 31, 2004

	Book value	Fair value	Book value	Fair value
	£’m	£’m	£’m	£’m

Primary financial instruments held or issued to finance the Group’s operations:
Short-term borrowings and current portion of long-term borrowings	12	12	18	18
Long-term borrowings	340	361	312	325

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

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their own local currency. Foreign exchange differences on re-translation of these assets and liabilities are taken to the profit and loss account.

	Net foreign currency monetary assets/(liabilities) at December, 31 2003
				Other
	Sterling	US dollars	Euros	Currencies	Total
	£’m	£’m	£’m	£’m	£’m

Functional currency:

Sterling	—	(88)	(227)	—	(315)
US dollars	—	—	—	3	3
Euro	(1)	1	—	—	—
Other currencies	—	10	—	—	10

Total	(1)	(77)	(227)	3	(302)

	Net foreign currency monetary assets/(liabilities) at December, 31 2004
				Other
	Sterling	US dollars	Euros	Currencies	Total
	£’m	£’m	£’m	£’m	£’m

Functional currency of operation:

Sterling	—	(85)	(232)	—	(317)
US dollars	—	—	—	3	3
Euro	2	(1)	(2)	—	(1)
Other currencies	(1)	(1)	—	—	(2)

Total	1	(87)	(234)	3	(317)

Financial instruments held for trading purposes
The Company does not trade in financial instruments.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20	Notes to the cash flow statements

(a)	Net cash inflow from operating activities

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£’m	£’m	£’m

Operating profit	27	69	67
Depreciation and amortisation	45	44	44
Stocks (increase)/decrease	(9)	(2)	(23)
Debtors (increase)/decrease	(11)	(18)	(10)
Creditors increase/(decrease)	6	2	18
Other movements	(1)	(1)	(4)

Cash inflow from operating activities	57	94	92

(b)	Returns on investments and servicing of finance

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£’m	£’m	£’m

Interest paid	(25)	(25)	(25)
New issue High Yield Bond fees	—	(2)	—

Dividends paid by subsidiary undertakings to minority shareholders	(3)	(3)	(4)
Distribution paid by subsidiary undertakings to minority shareholders	—	(3)	—

	(28)	(33)	(29)

(c)	Capital expenditure and financial investment

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£’m	£’m	£’m

Purchase of tangible fixed assets	(28)	(32)	(38)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Financing

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£’m	£’m	£’m

Movement in debt due within one year	(14)	(14)	(12)
Movement in debt due after one year	(6)	(33)	(19)
Issue of debt due after more than one year	15	37	16
Equity received from minority	—	5	—

Cash (outflow)/inflow from financing	(5)	(5)	(15)

(e)	Analysis of net debt

		Debt due	Debt due
	Cash at bank	after one	within one	Finance
	and in hand	year	year	leases	Net debt
	£’m	£’m	£’m	£’m	£’m

At January 1, 2003	11	(326)	(17)	(4)	(336)
Cash flow	20	(4)	14	—	30
Other non-cash changes	—	10	(9)	—	1
Exchange movement	(1)	(8)	—	—	(9)

At December 31, 2003	30	(328)	(12)	(4)	(314)

Cash flow	4	3	12	—	19
Other non-cash changes	—	17	(18)	—	(1)
Exchange movement	(1)	5	—	1	5

At December 31, 2004	33	(303)	(18)	(3)	(291)

Cash at bank and in hand held by our subsidiaries Kaohsiung Monomer Company (KMC) and Thai Poly Acrylic PLC (TPA) are not readily available to the Group except by means of dividends which are subject to local legal restrictions.

(f)	Reconciliation of net cash flow to movement in net debt

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£’m	£’m	£’m

Increase/(decrease) in cash in the year/period	(9)	20	4
Cash flows from movements in debt and lease financing	6	10	15
Exchange movement	(2)	(9)	5
Other non-cash changes	(2)	1	(1)

Movement in net debt	(7)	22	23
Opening net debt	(329)	(336)	(314)

Closing net debt	(336)	(314)	(291)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21	Pensions and other post-retirement benefits

Lucite International Limited has established a number of pension schemes around the world covering many of its employees. The principal funds are the UK pension scheme, which is a funded defined benefit scheme, the US pension schemes, which are defined benefit schemes, the main US scheme being a funded scheme, and the US post-retirement medical benefit plan which is an unfunded defined benefit plan. There is also a much smaller fund within KMC, the assets of which are held by the Central Trust of China. All of the schemes are accounted for under SSAP 24.

The most recent actuarial valuations of the US pension schemes and the US post-retirement medical benefit plan were at December 31, 2004 and the most recent actuarial valuation of the UK pension scheme was at December 31, 2003. The valuations were carried out using the projected unit method and were carried out by the Prudential Retirement Insurance and Annuity Company for the US schemes and Watson Wyatt for the UK scheme, both independent professionally qualified actuaries.

The main assumptions used for the valuation of the UK scheme at December 31, 2003 in accordance with SSAP 24 were a long-term investment return of 7.3% for existing assets and 6.8% for future contributions, increases in salaries of 4.2%, inflation of 2.7% and increases in pensions of 2.7%. The market value of the UK scheme’s assets was £62 million and the actuarial value of those assets represented 91% of the benefits accrued to members after allowing for expected future increases in earnings.

The main assumptions used for the valuations of the US schemes at December 31, 2004 were a long-term investment return of 8.25%, increases in salaries of 4.5%, a discount rate of 5.75% and increases in pensions of 3%. The market value of the US scheme’s assets was $68 million.

The main assumptions used for the valuation of the US post-retirement medical benefit plan at December 31, 2004 were long-term medical claim inflation rate starting at 8% for 2004 and ultimately reducing to 4.5% and a discount rate of 5.75%.

The main assumptions used for the valuation of the KMC fund were a long-term investment return of 3.25%, increases in salaries of 3.0% and a discount rate of 3.25%. There is no assumption required regarding increases to pension costs as all amounts are paid as lump sums.

The total pension and post-retirement benefit costs for the period ended December 31, 2004 was £8 million (2003: £11 million). The costs for the period ended December 31, 2003 included variation costs, early retirement and augmentation costs of approximately £3 million. Provisions for unfunded pensions and employee benefits across the Group at December 31, 2004 were £11 million (2003: £15 million) and £6 million (2003: £7 million) respectively (Note 17).

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FRS 17 Retirement Benefits

The most recent actuarial valuations of the Company’s major retirement benefit schemes have been updated to December 31, 2004 to take account of the requirements of FRS 17. The actuarial valuations have been carried out using the projected unit method of valuation.

Financial assumptions to calculate the scheme liabilities under FRS 17 are:

December 31, 2002
	UK pension fund	US Pension Plan	US Healthcare Plan	KMC Pension fund
	% p.a.	% p.a.	% p.a.	% p.a.

Discount rate	5.60%	6.75%	6.75%	3.75%
Salary increases	3.75%	4.50%	—	2.50%
Pension increases	2.25%	3.00%	—	—
Social security increases	2.25%	3.00%	—	—
Ultimate health care trend rate	—	—	4.50%	—
Inflation rate	2.25%	3.00%	—	-0.18%
Percentage funding level	65%	48%	—	—

December 31, 2003
	UK pension fund	US Pension Plan	US Healthcare Plan	KMC Pension fund
	% p.a.	% p.a.	% p.a.	% p.a.

Discount rate	5.40%	6.25%	6.25%	3.25%
Salary increases	4.10%	4.50%	—	2.50%
Pension increases	2.60%	3.00%	—	—
Social security increases	2.60%	3.00%	—	—
Ultimate health care trend rate	—	—	4.50%	—
Inflation rate	2.60%	3.00%	—	-0.31%
Percentage funding level	62%	58%	—	—

December 31, 2004
	UK pension fund	US Pension Plan	US Healthcare Plan	KMC pension fund
	% p.a.	% p.a.	% p.a.	% p.a.

Discount rate	5.30%	5.75%	5.75%	3.25%
Salary increases	4.20%	4.50%	—	3.00%
Pension increases	2.70%	3.00%	—	—
Social security increases	2.70%	3.00%	—	—
Ultimate health care trend rate	—	—	4.50%	—
Inflation rate	2.70%	3.00%	3.00%	1.60%
Percentage funding level	61%	64%	—	—

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assets in the schemes and the expected rate of return were:

December 31, 2002
	UK Pension Fund		US Pension Plan		US Healthcare Plan	KMC pension fund
	Value at	Long-term	Value at	Long term	Value at	Value at	Long term
	December 31,	rate of	December 31,	rate of	December 31,	December 31,	rate of
	2002	return expected	2002	return expected	2002	2002	return expected
	£’m	% p.a.	£’m	% p.a.	£’m	£’m	% p.a.

Bonds	9	5.0%	11	7.5%	—	—	—
Equities	36	8.0%	14	9.0%	—	—	—
Others	2	5.0%	3	9.0%	—	1	3.75%

Total market value of assets	47	7.3%	28	8.5%	—	1	3.75%
Present value of scheme liabilities	(72)		(58)		(10)	(4)

Deficit in the scheme	(25)		(30)		(10)	(3)

Net pension liability	(25)		(30)		(10)	(3)

December 31, 2003
	UK Pension Fund		US Pension Plan		US Healthcare Plan	KMC pension fund
	Value at	Long-term	Value at	Long term	Value at	Value at	Long term
	December 31,	rate of	December 31,	rate of	December 31,	December 31,	rate of
	2003	return expected	2003	return expected	2003	2003	return expected
	£’m	% p.a.	£’m	% p.a.	£’m	£’m	% p.a.

Bonds	6	5.0%	10	7.0%	—	—	—
Equities	51	8.0%	19	8.7%	—	—	—
Others	5	3.5%	2	8.5%	—	1	3.25%

Total market value of assets	62	7.4%	31	8.2%	—	1	3.25%
Present value of scheme liabilities	(100)		(58)		(8)	(4)

Deficit in the scheme	(38)		(27)		(8)	(3)

Net pension liability	(38)		(27)		(8)	(3)

December 31, 2004
	UK Pension Fund		US Pension Plan		US Healthcare Plan	KMC pension fund
	Value at	Long-term	Value at	Long term	Value at	Value at	Long term
	December 31,	rate of	December 31,	rate of	December 31,	December 31,	rate of
	2004	return expected	2004	return expected	2004	2004	return expected
	£’m	% p.a.	£’m	% p.a.	£’m	£’m	% p.a.

Bonds	4	5.0%	11	7.0%	—	—	—
Equities	63	8.0%	19	9.0%	—	—	—
Others	5	3.5%	5	8.5%	—	2	3.25%

Total market value of assets	72	7.6%	35	8.25%	—	2	3.25%
Present value of scheme liabilities	(118)		(59)		(7)	(5)

Deficit in the scheme	(46)		(24)		(7)	(3)

Net pension liability	(46)		(24)		(7)	(3)

Deferred tax assets in relation to pension liabilities have not been recognised as they would not be recoverable in the foreseeable future.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

If the above amounts had been recognised in the financial statements, the Group’s net assets and profit and loss reserve at December 31, 2003 and December 31, 2004 would be as follows:

Net assets

	2003	2004
	£’m	£’m

Net assets	148	176
Pensions provisions in respect of material funded schemes	22	17

Net assets excluding material pension provisions	170	193
Pension liability	(76)	(80)

Net assets including net pension liability under FRS17	94	113

Reserves

	2003	2004
	£’m	£’m

Profit and loss reserve	(42)	(14)
Pensions provisions in respect of material funded schemes	22	17

Profit and loss reserve excluding material pension provisions	(20)	3
Pension liability	(76)	(80)

Profit and loss reserve including net pension liability under FRS17	(96)	(77)

Analysis of the amount which would be charged to operating profit

	Year ended	Year ended
	December 31, 2003	December 31, 2004
	£’m	£’m

Current service cost	7	8
Past service cost	1	(1)

Total operating charge	8	7

Analysis of the amount which would be credited to other finance income

	Year ended	Year ended
	December 31, 2003	December 31, 2004
	£’m	£’m

Expected return on pension scheme assets	7	8
Interest on pension scheme liabilities	(8)	(9)

Net return	(1)	(1)

Analysis of amount which would be recognised in statement of total recognised gains and losses (STRGL)

	Year ended	Year ended
	December 31, 2003	December 31, 2004
	£’m	£’m

Actual return less expected return on pension scheme assets	8	1
Experience gains and losses arising on scheme liabilities	(2)	1
Changes in assumptions underlying the present value of the scheme liabilities	(19)	(11)

Actuarial loss recognised in STRGL	(13)	(9)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Movement in deficit during the year

	Year ended	Year ended
	December 31,	December 31,
	2003	2004
	£’m	£’m

Deficit in scheme at beginning of the year	(68)	(76)

Movement in the year;
Current service cost	(7)	(8)
Contributions	10	10
Past service costs	(1)	1
Other finance costs	(1)	(1)
Exchange gain	4	3
Actuarial loss recognised in STRGL	(13)	(9)

Deficit in scheme at end of the year	(76)	(80)

History of experience gains and losses

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004

Difference between the actual and expected return on scheme assets:
Amount (£ million)	(20)	8	1
Percentage of scheme assets	26%	9%	1%

Experience gains and losses on scheme liabilities:
Amount (£ million)	(3)	(2)	1
Percentage of present value of scheme liabilities	2%	1%	—

Total amount recognised in statement of total recognised gains and losses:
Amount (£ million)	(28)	(13)	(9)
Percentage of present value of scheme liabilities	19%	8%	5%

22	Related party transactions

The following information is provided in accordance with Financial Reporting Standard No 8, “Related Party Transactions” (“FRS 8”).

Trading transactions with shareholders of the Group

For the twelve months ended December 31, 2002: The Company purchased management services from Charterhouse Capital Partners LLP for the amount of £25,000 plus related travel expenses.

The Company also purchased certain third party goods and services from Ineos associated companies controlled by the Directors of Ineos Capital, to the value of £13 million. We also sold some goods and services to Ineos associated companies to the value of £2 million.

As at December 31, 2002 amounts payable to these companies totalled £2 million

For the twelve months ended December 31, 2003: The Company purchased management services from Charterhouse Capital Partners LLP for the amount of £27,000 plus related travel expenses.

The Company also purchased certain third party goods and services from Ineos associated companies controlled by the Directors of Ineos Capital, to the value of £29 million. We also sold some goods and services to Ineos associated companies to the value of £2 million.

As at December 31, 2003 amounts payable to these companies totalled £2 million

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

For the twelve months ended December 31, 2004: The Company purchased management services from Charterhouse Capital Partners LLP for the amount of £28,000 plus related travel expenses.

The Company also purchased certain third party goods and services from Ineos associated companies controlled by the Directors of Ineos Capital, to the value of £42 million. We also sold some goods and services to Ineos associated companies to the value of £1 million.

As at December 31, 2004 amounts payable to these companies totalled £6 million

23 Contingent liabilities and commitments

	2003	2004
	£’m	£’m

Commitments for capital expenditure not provided for:
Contracts placed for future expenditure	32	12
Expenditure authorised but not yet contracted	25	50

	57	62

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

Following an audit by the US Environmental Protection Agency (“EPA”) of the Fite Road facility in Memphis, Tennessee in December 2002, the EPA advised Lucite International Inc., our chief operating subsidiary in the US, on September 23, 2004 that it considers the Fite Road facility to be in violation of New Source Performance Standards under the US Federal Clean Air Act. Lucite International Inc. believes the Fite Road facility has operated in accordance with permits issued by the Memphis Shelby County Health Department, which is authorised to issue such permits by the EPA. The EPA originally proposed a settlement whereby Lucite International Inc. would pay an assessment of less than $10 million and install certain plant improvements to comply with the New Source Performance Standards (NSPS) within an agreed period. After continuing discussions with the EPA, the current proposed settlement is less than $4 million. The potential settlement is still in dispute, however, while settlement discussions between Lucite International Inc and the EPA continue. Lucite International Inc. is cooperating fully with the EPA and is prepared to defend itself against these allegations and is confident with its position therefore does not feel that a provision needs to be made in the accounts at this stage. It is expected that this issue will be resolved during 2005.

The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require it to take action to correct the effects on the environment of prior disposal or release of chemical substances by the Company or other parties. The ultimate requirement for such actions and their cost is inherently difficult to estimate, if required provisions are established in accordance with the Group’s accounting policy. No provisions for environmental obligations have been made at December 31, 2003 or 2004 and management believes that any cost of addressing currently identified environmental obligations will not have a material impact on the Company’s financial position or results of operations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24	Operating lease commitments

At December 31, 2004 the Group had commitments to make payments under operating leases as follows:

	2003		2004
		Other		Other
	Land and	Operating	Land and	Operating
	Buildings	Leases	Buildings	Leases
	£’m	£’m	£’m	£’m

Annual commitments under non-cancellable operating leases expiring:
Within one year	—	1	—	1
Within two to five years	—	1	1	1
After five years	—	—	—	2

	—	2	1	4

25	Summary of significant differences between UK and US accounting principles

The financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net income and shareholders’ equity of the differences between UK GAAP and US GAAP.

(a) Effect on the profit/(loss) for the financial year of differences between UK GAAP and US GAAP

	Notes	Year ended	Year ended	Year ended
		December 31, 2002	December 31, 2003	December 31, 2004
		£’m	£’m	£’m

Profit/(loss) for the financial year under UK GAAP		(3)	22	36

Adjustments to conform with US GAAP

- depreciation of fixed assets	(ia)	6	6	6

- amortisation of other intangibles	(ib)	(13)	(12)	(10)

- amortisation of goodwill	(ic)	5	5	5

Pensions	(ii)	(2)	(2)	(5)

Capitalisation of interest less amortisation	(iii)	3	2	3

Capitalisation of loan issue fees less amortisation	(iv)	1	(1)	—

Foreign exchange (loss)/gain on debt	(v)	(13)	(9)	(1)

Fair value of derivative financial instruments	(vi)	—	1	(1)

Deferred taxation

- arising on UK GAAP results	(vii)	15	3	(14)

- arising on other US GAAP adjustments	(vii)	2	—	3

Net profit for the financial year under US GAAP		1	15	22

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) Effect on Consolidated shareholders’ funds of differences between UK GAAP and US GAAP

		2003	2004
	notes	£’m	£’m

Consolidated shareholders’ funds under UK GAAP		133	161

Business combinations	(ia,b,c)	(21)	(20)

Exchange translation differences on goodwill and intangible assets	(ib)	(9)	(4)

Pensions	(ii)	(6)	(10)

Capitalisation of interest less amortisation	(iii)	9	12

Fair value of derivative financial instruments	(vi)	1	—

Deferred taxation	(vii)	30	19

Consolidated shareholders’ funds under US GAAP		137	158

The cumulative exchange differences posted to reserves as at December 31, 2004 was a £18 million loss (2003: £15 million loss).

The cumulative effect of the minimum pension liability posted to reserves as at December 31, 2004 was £10 million loss (2003: £9 million loss)

(c)	Notes to the income statement and net asset reconciliation

(i)	Business combinations

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

An intangible asset should be recognised as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it should be recognised as an asset apart from goodwill only if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged (regardless of whether there is an intent to do so). An intangible asset that cannot be sold, transferred, licensed, rented, or exchanged individually is considered separable if it can be sold, transferred, licensed, rented, or exchanged in combination with a related contract, asset, or liability. An assembled workforce should not be recognised as an intangible asset apart from goodwill.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accordingly, the Company has recognised $195 million of definite-lived intangible assets under US GAAP that have been included in goodwill for UK GAAP purposes. On adoption of FAS 142 the Company reclassified $19 million related to assembled workforce previously regarded as an intangible asset into goodwill as it did not meet one of the criteria of FAS 141 for recognition apart from goodwill. As such, the annual amortisation charge related to these intangible assets is higher under US GAAP than the goodwill amortisation charge under UK GAAP. In addition, a number of these intangible assets have been pushed down to the business units to which they relate for US GAAP purposes. Many of these business units are based in the United States. These assets are retranslated at the prevailing exchange rate at each balance sheet date into the Company’s reporting currency, giving rise to translation differences. These translation differences have been included above in shareholders’ funds.

(c) Amortisation of goodwill

As a result of differences in the recognition of intangible assets, the goodwill balance recognised under US GAAP is lower than that recognised under UK GAAP. In 2002, the Company adopted FAS 142 and ceased amortisation of goodwill under US GAAP. As such, the adjustment for 2002, 2003 and 2004 is the reversal of the goodwill amortisation recognised under UK GAAP for that year.

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The principal pension plans within the Company are the UK pension fund, the US pension plan and the US Healthcare plan. Provision has been made (Note 17) for the benefit obligation of a small number of unfunded pension plans and for the under-funding of funded pension schemes in other parts of the Group. The Company uses a December 31 date for its plans. The disclosures required by SFAS No 132(R) “Employers’ Disclosures about Pensions and Other Retirement Benefits” in respect of the Company’s three principal pension plans are set out below:

The net pension cost, in accordance with SFAS No 87, for the Company’s principal pension plans is summarised as follows:

	For the year ended December 31, 2002
		US	US
	UK	Pension	Healthcare
	Pension Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m

Components of pension/post-retirement expense:

Service cost	4	2	—	6

Interest cost	4	4	1	9

Expected return on plan assets	(4)	(4)	—	(8)

Other: amortisation	1	—	—	1

Net periodic pension cost	5	2	1	8

	For the year ended December 31, 2003
		US	US
	UK	Pension	Healthcare
	Pension Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m

Components of pension/post-retirement expense:

Service cost	4	2	—	6

Prior service cost	1	—	—	1

Interest cost	4	3	1	8

Expected return on plan assets	(4)	(3)	—	(7)

Other: amortisation	2	—	—	2

Net periodic pension cost	7	2	1	10

	For the year ended December 31, 2004
		US	US
	UK	Pension	Healthcare
	Pension Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m

Components of pension/post-retirement expense:

Service cost	6	2	—	8

Prior service cost	—	—	—	—

Interest cost	5	3	—	8

Expected return on plan assets	(5)	(3)	—	(8)

Other: amortisation	3	—	—	3

Net periodic pension cost	9	2	—	11

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the funded status of the principal plans at December 31, 2003:

	At December 31, 2003
		US	US
	UK	Pension	Healthcare
	Pension Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m

Fair value of plan assets	62	31	—	93
Accumulated post retirement benefit obligations (APBO)	—	—	(8)	(8)
Projected benefit obligation (PBO)	(103)	(58)	—	(161)

Funded status and accrued benefit cost	(41)	(27)	(8)	(76)
Unrecognised net actuarial loss	44	17	2	63
Exchange gain	—	(1)	—	(1)

Balance sheet prepaid/(accrued) pension costs	3	(11)	(6)	(14)

Accumulated benefit obligations (ABO)	66	44		110

Minimum liability	3	13		16

Intangible assets	—	—		—

Accumulated other comprehensive income	7	2		9

The following table sets forth the funded status of the principal plans at December 31, 2004:

	At December 31, 2004
		US	US
	UK	Pension	Healthcare
	Pension Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m

Fair value of plan assets	72	35	—	107
Accumulated post retirement benefit obligations (APBO)	—	—	(7)	(7)
Projected benefit obligation (PBO)	(121)	(59)	—	(180)

Funded status and accrued benefit cost	(49)	(24)	(7)	(80)
Unrecognised net actuarial loss	48	18	1	67
Exchange gain	—	(1)	—	(1)

Balance sheet accrued pension costs	(1)	(7)	(6)	(14)

Accumulated benefit obligations (ABO)	76	49		125

Minimum liability	4	14		18

Intangible assets	—	—		—

Accumulated other comprehensive income	3	7		10

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The change in benefit obligation during the year to December 31, 2003 was as follows:

	At December 31, 2003
	US	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m

PBO/APBO at December 31, 2002	73	58	10	141
Service cost	4	2	—	6
Employee contributions	1	—	—	1
Plan amendments	1	—	—	1
Interest cost	4	4	1	9
Benefit payments	(1)	(2)	(1)	(4)
Net actuarial (gain)/loss	21	3	(1)	23
Exchange (gain)	—	(7)	(1)	(8)

PBO/APBO at December 31, 2003	103	58	8	169

The change in benefit obligation during the year to December 31, 2004 was as follows:

	At December 31, 2004
	US	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m

PBO/APBO at December 31, 2003	103	58	8	169
Service cost	6	2	—	8
Employee contributions	1	—	—	1
Plan amendments	—	(1)	—	(1)
Interest cost	5	3	—	8
Benefit payments	(1)	(2)	(1)	(4)
Net actuarial loss	7	3	—	10
Exchange (gain)	—	(4)	—	(4)

PBO/APBO at December 31, 2004	121	59	7	187

The change in plan assets during the year to December 31, 2003 was as follows:

	At December 31, 2003
	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m

Fair value of plan assets at December 31, 2002	47	28	—	75
Employer contributions	6	3	1	10
Employee contributions	1	—	—	1
Benefit payments	(1)	(2)	(1)	(4)
Investment returns	9	6	—	15
Exchange (gain)	—	(4)	—	(4)

Fair value of plan assets at December 31, 2003	62	31	—	93

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The change in plan assets during the year to December 31, 2004 was as follows:

	At December 31, 2004
	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m

Fair value of plan assets at December 31, 2003	62	31	—	93
Employer contributions	4	5	1	10
Employee contributions	1	—	—	1
Benefit payments	(1)	(2)	(1)	(4)
Investment returns	6	3	—	9
Exchange (gain)	—	(2)	—	(2)

Fair value of plan assets at December 31, 2004	72	35	—	107

The assumptions used to determine the projected benefit obligation for the principal plans for the year to December 31, 2003 were:

	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan
	%	%	%

Interest rate for discounting liabilities	5.4	6.25	6.25
Rate of compensation increase	4.1	4.5	—

The assumptions used to determine the projected benefit obligation for the principal plans for the year to December 31, 2004 were:

	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan
	%	%	%

Interest rate for discounting liabilities	5.3	5.75	5.75
Rate of compensation increase	4.2	4.5	—

The assumptions used to determine the net periodic benefit cost for the principal plans for the year to December 31, 2003 were:

	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan
	%	%	%

Interest rate for discounting liabilities	5.6	6.75	6.75
Expected rate of return on assets	7.3	8.5	—
Rate of compensation increase	3.75	4.5	—

The assumptions used to determine the net periodic benefit cost for the principal plans for the year to December 31, 2004 were:

	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan
	%	%	%

Interest rate for discounting liabilities	5.4	6.25	6.25
Expected rate of return on assets	7.4	8.25	—
Rate of compensation increase	4.1	4.5	—

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimated future benefit payments are:

	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m

Financial year ending December 31, 2005	1	3	1	5
Financial year ending December 31, 2006	1	2	1	4
Financial year ending December 31, 2007	1	2	1	4
Financial year ending December 31, 2008	1	3	1	5
Financial year ending December 31, 2009	2	3	1	6
Financial years ending December 31, 2010 to December 31, 2014 in aggregate	16	17	4	37

The Company expects to contribute the following amounts to its principal pension plans:

	UK	US	US
	Pension	Pension	Healthcare
	Fund	Plan	Plan	Total
	£’m	£’m	£’m	£’m

Financial year ending December 31, 2005	4	4	—	8

Sensitivity disclosures for the US Healthcare plan are as follows:

A 1% increase in the health cost trend rates would increase the service and interest cost components of the net periodic post-retirement benefit cost by a total of approximately £19,000. It would increase the accumulated post-retirement benefit obligation by approximately £279,000.

A 1% decrease in the health cost trend rates would decrease the service and interest cost components of the net periodic post-retirement benefit cost by a total of approximately £18,000. It would decrease the accumulated post-retirement benefit obligation by approximately £269,000.

The actual allocation of assets by category for the UK and US funds is as follows;

	At December 31, 2003
	UK Pension Fund		US Pension Plan
	Actual	Target	Actual	Target
	allocation	allocation	allocation	allocation
	%	%	%	%

Equity securities	83%	40-100%	70%	65%
Debt securities	10%	0-40%	30%	35%
Real Estate	—	0-315%	—	—
Other	7%	0%	—	—

Total	100%	100%	100%	100%

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31, 2004
	UK Pension Fund		US Pension Plan
	Actual	Target	Actual	Target
	allocation	allocation	allocation	allocation
	%	%	%	%

Equity securities	88%	40-100%	65%	65%
Debt securities	5%	0-40%	35%	35%
Real Estate	—	0-15%	—	—
Other	7%	0%	—	—

Total	100%	100%	100%	100%

The investment objectives of the UK fund are;

•	The acquisition of suitable assets of appropriate liquidity which will generate income and capital growth to meet, together with new contribution from members and the employer, the cost of current future benefits from the Fund.

•	To limit the risk of the assets failing to meet the liabilities over the long term, in particular in relation to the statutory Minimum Funding Requirement.

•	To minimise the long term costs of the Fund by maximising the return on the assets in keeping with the objective shown above.

The expected rate of return on assets has been determined by weighted averages of actual holdings in equities, bonds and other assets as at December 31, 2004. We have assumed the expected return on equities, bonds and other classes to be 8% pa, 5% pa and 3.5% pa respectively for each asset class as at December 31, 2004.

The investment strategy of the US pension plan is predicated on its investment objectives and the risk and return expectation of asset classes appropriate for the plan. Investment objectives have been established by considering the plan’s liquidity needs and time horizon and the fiduciary standards under ERISA. The asset allocation strategy is developed to meet the plan’s long term needs in a manner designed to control volatility and to reflect the plan sponsor’s risk tolerance.

The expected rate of return on assets has been determined by weighted averages of actual holdings in equities, bonds and other assets as at December 31, 2004. We have assumed the expected return on equities, bonds and other classes to be 9% pa, 7% pa and 8.5% pa respectively for each asset class as at December 31, 2004.

The plan’s asset allocation is designed using modern portfolio theory which quantifies the impact of the diversification among various asset classes.

In determining the long-term rate of return on pension plan assets, the target allocation is first reviewed. An expected long-term real rate of return is assumed for each asset class and an underlying inflation rate assumption is also made. The effects of asset diversification and periodic fund rebalancing are also considered.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iii)	Capitalisation of interest

Under UK GAAP the Company does not capitalise interest in its financial statements. Under US GAAP, SFAS No 34 “Capitalisation of Interest Cost”, interest incurred as part of the cost of constructing fixed assets is required to be capitalised and amortised over the life of the asset.

(iv)	Capitalisation of loan issue fees less amortisation

Under UK GAAP issue costs on the arrangement of new debt facilities which have not been drawn down are written off to the profit and loss account in the period in which the fees were incurred. Under US GAAP such debt issue costs are capitalised as an asset and reported in deferred charges in the balance sheet and are amortised over the life of the facilities.

Under UK GAAP issued debt is stated on the balance sheet net of the associated unamortised issue costs. Under US GAAP such debt issue costs are capitalised as an asset and reported as deferred charges in the balance sheet. Therefore an adjustment to gross up the debt liability and to show the £6 million asset as at December 31, 2004 (2003: £8 million) separately in debtors would have to be made.

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

At December 31, 2004 there were no contractual arrangements to hedge raw material prices in place.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(vii)	Income taxes

Under UK GAAP deferred tax assets are accounted for only to the extent that it is more likely than not that there will be suitable sustainable taxable surpluses from which the future reversal of the underlying temporary timing differences can be deducted. Under US GAAP, in accordance with SFAS No 109 “Accounting for Income Taxes”, deferred taxes are accounted for on all temporary timing differences, including those arising from US GAAP adjustments to UK GAAP; a valuation allowance is established in respect of those deferred tax assets where it is more likely than not on the basis of all available evidence that some portion will not be realised.

The US GAAP provision for income taxes differs from the amount of income taxes determined by applying the applicable UK statutory income tax rate to pre-tax increases, as a result of the following differences:

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£’m	£’m	£’m

UK statutory income tax rate	30%	30%	30%

Income tax (expenses)/benefit at UK rate	(5)	7	11
Local taxes	1	—	2
Movement in deferred tax	—	3	(1)
Prior year tax	(7)	(2)	1
Permanent differences	(9)	(8)	(2)
Other	—	3	—

Tax on income before income taxes under US GAAP	(20)	3	11

To the extent that dividends remitted from overseas subsidiaries are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for un-remitted earnings of subsidiaries when such amounts are considered permanently re-invested.

	2003	2004
	£’m	£’m

Deferred tax assets:
Pensions	2	3
Inventories	1	1
Fixed assets	14	23
Losses	47	26
Other	10	13

	74	66
Deferred tax liabilities:
Accelerated depreciation and amortisation:
UK fixed assets	(4)	—
Non-UK fixed assets	(34)	(36)
Net deferred tax asset	36	30

Total gross deferred tax assets available to the Company amount to £100 million at December 31, 2004 (2003: £90 million). Valuation allowance of £34 million at December 31, 2004 (2003: 16 million) has been provided against losses and short term timing differences and consequently the total deferred tax asset amounts to £66 million at December 31, 2004 (2003: £74 million).

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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
Under US GAAP, the following amounts would have been reported:

	Year ended	Year ended	Year ended
	December 31, 2002	December 31, 2003	December 31, 2004
	£’m	£’m	£’m

Net cash provided by operating activities
Under UK GAAP	57	94	92
Taxation paid	(4)	(4)	(6)
Returns from investments and servicing of finance (excluding interest paid and capitalised)	(26)	(31)	(26)

Under US GAAP	27	59	60

Net cash used in investing activities
Capitalised interest	2	2	3
Capital expenditure and financial investment	28	32	38

Under US GAAP	30	34	41

(e)	Lucite International Share Option Plan

Under the Lucite International Employee Share Plan, as described elsewhere in this document, Charterhouse made available 550,000 ordinary one pence shares in the Company to employees (the “employee shares”). Shares will be allocated between employees based on business performance criteria at a future date when Charterhouse sells all or a substantial portion of its remaining investment in the ordinary shares in Lucite International Limited. These shares were put into trust for the employees during 2003.

The Company has also issued restricted ordinary D shares to the US employees under the US employee share scheme. A proportion of these ordinary D shares will be redeemed by the Company and a proportion will be converted into ordinary B shares in the event of Charterhouse selling all or a substantial portion of its remaining investment in the ordinary shares of Lucite International Limited.

No charge in respect of the grant of options to the employees under the employee share option plan has been made in the financial statements under both UK GAAP and US GAAP due to the uncertainty of the timing of the sale of Charterhouse’s investment.

The scheme has been closed to new members from 31 December 2004.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(f)	Additional US GAAP disclosures

Goodwill and Intangible Assets
The annual review of impairment required under FAS142 was carried out as at June 2004 and the results indicated that no impairment was deemed to exist.

Intangible asset carrying values and accumulated amortisation in total and by each major class of intangible asset:

	Gross Carrying	Accumulated
	value as at	amortisation as at	Weighted average
	December 31,	December 31,	amortisation period
	2004	2004	Years
	£’m	£’m

Amortised intangible assets
Core and patented technology	46	24	10
Trade names	6	2	20
Customer relationships	18	5	20
Non-compete agreements	21	21	5

Total amortised intangible assets	91	52
Unamortised intangible assets
Goodwill	45	—

Total intangible assets under US GAAP	136	52

Amortisation expense for the year ended December 31, 2004 and estimated aggregate amortisation expense for each of the five succeeding years:

£’m

Aggregate amortisation expense:

For the year ended December 31, 2004	9

Estimated aggregate amortisation expense:

For the year ended December 31, 2005	6
For the year ended December 31, 2006	6
For the year ended December 31, 2007	6
For the year ended December 31, 2008	6
For the year ended December 31, 2009	6

There were no changes to the carrying value of goodwill during the year ended December 31, 2004.

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

Shipping, freight and handling costs
Under US GAAP, shipping, freight and handling costs are classified as cost of sales whereas under UK GAAP we classify these costs as distribution costs. Therefore there would need to be a reclassification of £44 million (2003: £42 million; 2002: £45 million) from distribution costs to cost of sales.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Concentrations
The Company obtains a significant proportion of its raw materials and certain services from a small number of key suppliers. Supply agreements are currently in place but if any of these suppliers is unable to meet raw material demand then alternative suppliers may not easily be found and as a result, operations could be materially impacted. The Company’s largest supplier of raw materials is also its largest customer. This supplier accounted for approximately 19% of the cost of sales and approximately 7% of sales for the years ended December 31, 2002 through to 2004. Raw materials from this supplier are subject to a supply contract, which expires in June 2008 with evergreen clauses thereafter. The Company is the natural supplier of the key customer referred to above given that the Company and this customer are located within the same chemical complexes in the United States and share supplies and services for those complexes. However, if the Company were to lose the business from this key customer, then operations could be materially impacted.

Guarantees

Product warranty liability
The Company warrants to the original purchaser of its products that it will, at its option, repair or replace, without charge, such products if they fail to meet agreed specifications. The term of these warranties are typically up to twelve months after sale. The Company accrues for product warranties when, based on available information, it is probable that customers will make claims under warranties relating to products that have been sold, and a reasonable estimate of the costs (based on historical claims experience relative to sales) can be made. The cost of claims made under product warranties for the years ended December 31, 2004 and 2003 were not material to the business and consequently we have not provided a reconciliation of the movement in product warrant liabilities for the year ended December 31, 2004.

Contingencies

Litigation
We are from time to time involved in various legal proceedings of a nature considered normal to our business. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, guarantee, established reserves or would not have a material adverse effect on our financial condition or our results of operations.

Information relating contingencies arising from litigation is disclosed in note 23 to the consolidated financial statements.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Recently Issued US Financial Accounting Standards

In May 2004, the FASB issued FSP No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The FSP provides accounting guidance for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) to a sponsor of a post-retirement health care plan that has concluded that prescription drug benefits available under the plan are “actuarially equivalent” to Medicare Part D and thus qualify for a subsidy under the Act. FAS 106-2 is effective for the Group for the year ended December 31, 2005. We are currently evaluating the possible impact of this pronouncement for the Group.

In December 2004 the FASB issued Financial Accounting Standard No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (revised ) (FAS 151). FAS 151 amends the guidance in ARB No. 43, Chapter 4, ‘Inventory Pricing,’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS151 requires that those items be recognised as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for the Group for the year ended December 31, 2005. We are currently evaluating the possible impact of this pronouncement for the Group.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. FAS 123R is effective for the Group for the year ended December 31, 2005. We are currently evaluating the possible impact of this announcement for the Group.

In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Non-monetary Assets (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for the Group for the year ended December 31, 2005. We are currently evaluating the possible impact of this pronouncement for the Group.

Recent UK accounting pronouncements

In November 2000 the ASB issued Financial Reporting Standard No. 17, “Retirement Benefits” (“FRS 17”). FRS 17 requires pension scheme assets to be measured at market value and pension scheme liabilities to be measured using specified actuarial methods using a corporate bond rate. The resulting surplus or deficit should be immediately recognised in the balance sheet. In the annual financial statements additional analysis is provided in accordance with FRS 17 for which disclosure requirements have been implemented progressively during the previous and current financial years in accordance with the provisions of that standard. With effect from January 1, 2005, the Group will adopt the provisions of IAS 19.

With effect January 1, 2005, UK GAAP will no longer be used by the Group for reporting purposes, due to our implementation and adoption of IFRS.

International Financial Reporting Standards (“IFRS”)

The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with IFRS rather than the existing national GAAP. The regulation takes effect for accounting periods beginning after January 1, 2005 and consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the year ended December 31, 2005.

The significant differences in accounting policies identified to date include:

Pensions — under UK GAAP (SSAP24), the cost of defined benefit pension schemes and healthcare plans is determined by independent professionally qualified actuaries using the projected unit method and recognised on a systematic basis over the employees’ service lives. Scheme liabilities are discounted at a long-term stable rate. There are several options to recognise actuarial gains and losses, as long as the same basis is applied to both gains and losses and the basis is applied consistently from period to period. Under IFRS (IAS19) scheme liabilities are discounted at the market rate on high quality corporate bonds. Actuarial gains and losses can be recognised immediately in the profit and loss in the period in which they occur; the excess cumulative amount which exceeds a 10% of the greater of the present value of the obligation and the market value of the assets divided by the expected average remaining working lives of the participating employees can be recognised in the profit and loss; or the actuarial gains and losses can be recognized immediately as a separate component of shareholders’ equity in the period in which they occur.

IAS19 will be applied to all our material defined benefit pension funds. The full deficit of plan assets valued at current market value versus scheme projected liabilities will be brought onto the balance sheet. The pension charge will be split into service costs — charged through to fixed costs on the profit and loss account and interest costs less expected return on assets — charged through to the interest/financing line on the profit and loss account. Upon adoption of IFRS, the reserve balance will be adjusted in the opening balance sheet to reflect the deficit.

Business combinations — IFRS3 requires goodwill to be measured at cost less any impairment, compared to the amortization of goodwill according to UK GAAP. Under IFRS goodwill is no longer amortised and instead will be tested annually for impairment and written down if impairment is deemed to exist. Intangible assets with finite lives, where these have been identified separately from goodwill, will continue to be amortised. Negative goodwill will no longer be recognised on the balance sheet and will have to be immediately written off to the profit and loss account.

We have recognised negative goodwill on the acquisition of shares in KMC made in 2001 that will be impacted by our adoption of IFRS. Under IAS 21 any goodwill that has arisen on the acquisition of a foreign operation will be treated as an asset of the foreign operation and as such it would be re-translated at the closing rate. Previously goodwill was not re-translated but held at a constant sterling value and amortised over an appropriate life.

Research & Development costs — IAS38 sets out certain criteria for the capitalisation of development costs, and if these criteria are met then all the development costs have to be capitalized. There is no choice and no partial capitalisation. Upon adoption of IFRS our opening balance sheet will include such capitalised development costs as assets which were not previously capitalized under UK GAAP.

Under IFRS some of our development projects meet the criteria of development expenditure and as such would be capitalised. It is our current policy to capitalise expenditure on the building of pilot plants but not the day-to-day operating costs of the pilot plants. It is the capitalisation of these costs that would be impacted by our adoption of IFRS.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26	List of principal subsidiary companies included in the Lucite International Group Holdings Limited consolidated financial statements at December 31, 2004

	County of
	incorporation	Percentage
	or registration	holding

Lucite International Investment Limited	UK	100
Lucite International Holdings Limited	UK	100
Lucite International Finance PLC	UK	100
Lucite International Dutch Overseas Holdco BV	Netherlands	100
Thai Poly Acrylic plc	Thailand	59
Lucite International Japan Limited	Japan	100
Lucite International Finco Limited	UK	100
Lucite International France SAS	France	100
Lucite International Netherlands BV	Netherlands	100
Lucite International Holland BV	Netherlands	100
Lucite International UK Limited	UK	100
Lucite International Inc.	USA	100
Lucite International Mexico Sa de C.V.	Mexico	100
Lucite International Holdco Limited	UK	100
Lucite International Canada Inc.	Canada	100
Lucite International Trading Limited	UK	100
Lucite International UK Overseas Holdco1 Limited	UK	100
Lucite International Partnership Holdings Inc	USA	100
Lucite International Holdco Inc	USA	100
Lucite International Partnerco1 Limited	UK	100
Lucite International Partnerco2 Limited	UK	100
Lucite International Speciality Polymers and Resins Limited	UK	100
Lucite International South Africa (Pty) Limited	South Africa	100
Lucite International Asia Pacific Pte Limited	Singapore	100
Kaohsiung Monomer Company	Taiwan	60
Lucite International Alpha BV	Netherlands	100
Perspex Distribution Limited	UK	100
Lucite International China Holdings Ltd	UK	66
Lucite International (China) Chemical Industry Company Limited Ltd	China	66
Lucite International US Delaware Holdings LLC	USA	100
Lucite International US Group Holdings LLC	USA	100
Lucite International US Investment Holdings LLC	USA	100
Lucite International (Shanghai) Trading Co Limited	China	100
Lucite International US Investment Limited	UK	100
Lucite International Euro Finco Limited	UK	100
Lucite International Dollar Finco Limited	UK	100

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27	Controlling parties

The intermediate holding company of Lucite International Group Holdings Limited is Lucite International Limited, a company registered in England. The ultimate controlling party of Lucite International Group Holdings Limited is funds managed by Charterhouse Capital Partners LLP (formerly funds managed by Charterhouse Development Capital Limited), 7th Floor, Warwick Court, Paternoster Square, London, EC4M 7DX.

28	Supplemental consolidated financial statements

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating balance sheets as at December 31, 2003

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m

Fixed assets

Intangible assets	—	—	—	78	—	78

Tangible assets	—	—	—	332	—	332

Investments	171	174	139	—	(484)	—

	171	174	139	410	(484)	410

Current assets

Stocks	—	—	—	75	—	75

Debtors	—	230	54	107	(284)	107

Cash at bank and in hand	—	—	—	30	—	30

	—	230	54	212	(284)	212

Total assets	171	404	193	622	(768)	622

Creditors: amounts falling due within one year	—	(69)	(22)	(133)	109	(115)

Net current assets/(liabilities)	—	161	32	79	(175)	97

Total assets less current liabilities	171	335	171	489	(659)	507

Creditors: amounts falling due after more than one year	—	(173)	—	(335)	176	(332)

Provisions for liabilities and charges	—	—	—	(27)	—	(27)

Net assets	171	162	171	127	(483)	148

Shareholders’ equity

Called up equity share capital	175	175	175	140	(490)	175

Reserves	(4)	(13)	(4)	(28)	7	(42)

Total equity shareholders’ funds	171	162	171	112	(483)	133

Equity minority interests	—	—	—	15	—	15

Capital employed	171	162	171	127	(483)	148

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.
(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating balance sheets as at December 31, 2004

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m

Fixed assets

Intangible assets	—	—	—	73	—	73

Tangible assets	—	—	—	323	—	323

Investments	207	210	409	—	(826)	—

	207	210	409	396	(826)	396

Current assets

Stocks	—	—	—	95	—	95

Debtors	—	251	54	347	(532)	120

Cash at bank and in hand	—	—	—	33	—	33

	—	251	54	475	(532)	248

Total assets	207	461	463	871	(1,358)	644

Creditors: amounts falling due within one year	—	(87)	(269)	(141)	356	(141)

Net current assets/(liabilities)	—	164	(215)	334	(176)	107

Total assets less current liabilities	207	374	194	730	(1,002)	503

Creditors: amounts falling due after more than one year	—	(174)	—	(309)	177	(306)

Provisions for liabilities and charges	—	—	—	(21)	—	(21)

Net assets	207	200	194	400	(825)	176

Shareholders’ equity

Called up equity share capital	175	175	175	367	(717)	175

Reserves	32	25	19	18	(108)	(14)

Total equity shareholders’ funds	207	200	194	385	(825)	161

Equity minority interests	—	—	—	15	—	15

Capital employed	207	200	194	400	(825)	176

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.
(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating profit and loss accounts for the year to December 31, 2002

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m

Turnover	—	—	—	582	—	582

Operating costs before amortisation of intangible fixed assets	—	—	—	(550)	—	(550)

Amortisation of goodwill and other intangible fixed assets	—	—	—	(5)	—	(5)

Total operating costs				(555)		(555)

Group operating profit	—	—	—	27	—	27

Share of operating profit from investments	(3)	(3)	(3)	—	9	—

Operating profit including joint venture	(3)	(3)	(3)	27	9	27

Net interest payable	—	(1)	—	(28)	—	(29)

Loss on ordinary activities before taxation	(3)	(4)	(3)	(1)	9	(2)

Taxation on loss on ordinary activities	—	—	—	2	—	2

Loss on ordinary activities after taxation	(3)	(4)	(3)	1	9	—

Equity minority interests	—	—	—	(3)	—	(3)

Loss for the financial period	(3)	(4)	(3)	(2)	9	(3)

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.
(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating profit and loss accounts for the year to December 31, 2003

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m

Turnover	—	—	—	694	—	694

Operating costs before amortisation of intangible fixed assets	—	—	—	(620)	—	(620)

Amortisation of goodwill and other intangible fixed assets	—	—	—	(5)	—	(5)

Total operating costs	—	—	—	(625)	—	(625)

Group operating profit	—	—	—	69	—	69

Share of operating profit from investments	22	22	22	—	(66)	—

Operating profit including joint venture	22	22	22	69	(66)	69

Net interest payable	—	(2)	—	(35)	—	(37)

Profit on ordinary activities before taxation	22	20	22	34	(66)	32

Taxation on profit on ordinary activities	—	—	—	(6)	—	(6)

Profit on ordinary activities after taxation	22	20	22	28	(66)	26

Equity minority interests	—	—	—	(4)	—	(4)

Profit for the financial period	22	20	22	24	(66)	22

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.
(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating profit and loss accounts for the year to December 31, 2004

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m

Turnover	—	—	—	707	—	707

Operating costs before amortisation of intangible fixed assets	—	—	—	(635)	—	(635)

Amortisation of goodwill and other intangible fixed assets	—	—	—	(5)	—	(5)

Total operating costs	—	—	—	(640)	—	(640)

Group operating profit	—	—	—	67	—	67

Share of operating profit from investments	36	36	36	—	(108)	—

Operating profit	36	36	36	67	(108)	67

Net interest receivable/(payable)	—	1	(14)	(14)	—	(27)

Profit on ordinary activities before taxation	36	37	22	53	(108)	40

Taxation on loss on ordinary activities	—	—	—	—	—	—

Profit on ordinary activities after taxation	36	37	22	53	(108)	40

Equity minority interests	—	—	—	(4)	—	(4)

Profit for the financial period	36	37	22	49	(108)	36

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.
(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating cash flow statements for the year to December 31, 2002

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m

Cash flow from operating activities	—	—	—	57	—	57

Returns on investment and servicing of finance

Net external interest paid	—	(13)	—	(28)	13	(28)

Inter-group interest paid	—	—	—	—	—	—

Inter-group interest received	—	—	—	—	—	—

Taxation	—	—	—	(4)	—	(4)

	—	(13)	—	25	13	25

Capital expenditure and financial investment:

Acquisitions and disposals:	—	—	—	—	—	—

Capital expenditure	—	—	—	(28)	—	(28)

	—	(13)	—	(3)	13	(3)

Financing

Revolver drawdown	—	—	—	15	—	15

Senior reimbursement	—	—	—	(20)	—	(20)

Intra-group loans issued	—	—	—	—	—	—

Intra-group current account	—	13	—	—	(13)	—

	—	13	—	(5)	(13)	(5)

Increase in cash	—	—	—	(8)	—	(8)

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.
(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating cash flow statements for the year to December 31, 2003

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m

Cash flow from operating activities	—	—	—	94	—	94

Returns on investment and servicing of finance	—	(16)	—	(33)	16	(33)

Taxation	—	—	—	(4)	—	(4)

	—	(16)	—	57	16	57
Capital expenditure and financial investment:	—	—	—	(32)	—	(32)

Net cash inflow/ (outflow) before use of liquid resources and financing	—	(16)	—	25	16	25

Financing	—	16	—	(5)	(16)	(5)

Increase in cash	—	—	—	20	—	20

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.
(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating cash flow statements for the year to December 31, 2004

	Lucite	Issuer and
	International	unconditional	Subordinated
	Group	guarantor	guarantor	Non-
	Holdings	subsidiaries	subsidiaries	guarantor		Consolidated
	Limited	(1)	(2)	subsidiaries	Eliminations	totals
	£’m	£’m	£’m	£’m	£’m	£’m

Cash flow from operating activities	—	—	—	92	—	92

Returns on investment and servicing of finance:	—	(18)	—	(29)	18	(29)

Taxation	—	—	—	(6)	—	(6)

	—	(18)	—	57	18	57

Capital expenditure and financial investment:	—	—	—	(38)	—	(38)

Net cash inflow/(outflow) before use of liquid resources and financing	—	(18)	—	19	18	19

Financing:	—	18	—	(15)	(18)	(15)

Increase in cash	—	—	—	4	—	4

(1)	Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.
(2)	Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lucite International Holdings Limited

We have audited the accompanying consolidated balance sheets of Lucite International Holdings Limited (“the Company”) as of December 31, 2004 and 2003, and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statements of total recognised gains and losses and reconciliation of movements in shareholders’ funds for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London, England
April 6, 2005

LUCITE INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended	Year ended	Year ended
	Notes	December 31,	December 31,	December 31,
		2002	2003	2004
		£’m	£’m	£’m

Group turnover	3,4	582	694	707

Operating costs before amortisation of intangible fixed assets		(550)	(620)	(635)

Amortisation of goodwill and other intangible fixed assets	9	(5)	(5)	(5)

Total net operating costs	4	(555)	(625)	(640)

Group operating profit	3,4	27	69	67
Net interest payable and similar charges	7	(29)	(37)	(27)

Profit/(loss) on ordinary activities before taxation	6	(2)	32	40

Taxation on (profit)/loss on ordinary activities	8	2	(6)	—

Profit on ordinary activities after taxation		—	26	40

Equity minority interests		(3)	(4)	(4)

Profit/(loss) for the financial year		(3)	22	36

Group turnover and Group operating profit relate entirely to continuing operations.

There is no difference between the results stated above and their historical cost equivalents.

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

Profit/(loss) for the financial year	(3)	22	36

Currency translation differences on foreign currency net investments net of translation on foreign currency borrowings	(21)	(19)	(8)

Total recognised gain/(loss) relating to the year	(24)	3	28

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2004 AND 2003

	Notes	2003	2004
		£’m	£’m

Fixed assets

Intangible assets	9	83	78

Negative goodwill	9	(5)	(5)

Tangible assets	10	332	323

		410	396

Current assets

Stocks	11	75	95

Debtors	12	107	120

Cash at bank and in hand		30	33

		212	248

Total assets		622	644

Creditors: amounts falling due within one year	13	(115)	(141)

Net current assets		97	107

Total assets less current liabilities		507	503

Creditors: amounts falling due after more than one year	14	(332)	(306)

Provisions for liabilities and charges	17	(27)	(21)

Net assets		148	176

Shareholders’ equity
Called up equity share capital	18	175	175

Profit and loss account		(42)	(14)

Total equity shareholders’ funds		133	161

Equity minority interests		15	15

Capital employed		148	176

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

			Year ended	Year ended	Year ended
	Notes		December 31, 2002	December 31, 2003	December 31, 2004
			£’m	£’m	£’m

Net Cash inflow from operating activities	20	(a)	57	94	92
Return on investments and servicing of finance	20	(b)	(28)	(33)	(29)
Taxation			(4)	(4)	(6)

			25	57	57

Capital expenditure and financial investment	20	(c)	(28)	(32)	(38)

Net cash inflow/(outflow) before use of liquid resources and financing			(3)	25	19
Financing	20	(d)	(5)	(5)	(15)

Increase/(decrease) in cash	20	(e)	(8)	20	4

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	Share	Profit and
	capital	loss account	Total
	£’m	£’m	£’m

Balance as at December 31, 2001	175	(21)	154
Retained loss for the financial year	—	(3)	(3)

Currency translation adjustment	—	(21)	(21)

Balance as at December 31, 2002	175	(45)	130
Retained profit for the financial year	—	22	22

Currency translation adjustment	—	(19)	(19)

Balance as at December 31, 2003	175	(42)	133
Retained profit for the financial year	—	36	36

Currency translation adjustment	—	(8)	(8)

Balance as at December 31, 2004	175	(14)	161

The dividends payable by our subsidiaries in Taiwan (Kaohsiung Monomer Company) and Thailand (Thai Poly Acrylic Public Company Limited) are subject to local legal restrictions. Undistributed profits are, in the main, employed in the business of our subsidiaries. The undistributed income of the businesses overseas may be liable to overseas taxes and/or United Kingdom taxation, after allowing for double taxation relief, if they were to be distributed as dividends.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are taken into account in the above reconciliation of movements in combined net investment and consolidated shareholders’ funds.

LUCITE INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	BUSINESS DESCRIPTION

Lucite International Holdings Limited (the “Company”) is a wholly owned subsidiary of Lucite International Investment Limited and Lucite International Investment Limited is a wholly owned subsidiary of Lucite International Group Holdings Limited. The separate consolidated financial statements of the Company have been included since the Company has guaranteed the 10.25% senior notes of its parent companies on a subordinated basis. The consolidated financial statements of Lucite International Group Holdings Limited are included on pages F-2 to F-65. The parent companies of the Company, Lucite International Investment Limited and Lucite International Group Holdings Limited have no operations, assets, or liabilities of their own other than investments in subsidiaries. As a result, the financial statement footnotes 1 and 3 through 25 and 27 of Lucite International Group Holdings Limited as presented on pages F-8 through F-57 are equally applicable to the Company as are references to “Lucite International Group Holdings Limited” in those footnotes.

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

1	ACCOUNTING POLICIES
3	SEGMENTAL REPORTING
4	COST OF SALES, GROSS PROFIT, DISTRIBUTION COSTS AND ADMINISTRATIVE COSTS
5	STAFF COSTS
6	PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION
7	NET INTEREST PAYABLE AND SIMILAR CHARGES
8	TAXATION ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES
9	INTANGIBLE FIXED ASSETS
10	TANGIBLE FIXED ASSETS
11	STOCKS
12	DEBTORS
13	CREDITORS-AMOUNTS FALLING DUE WITHIN ONE YEAR
14	CREDITORS-AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
15	BANK AND OTHER BORROWINGS
16	FINANCE LEASES
17	PROVISIONS FOR LIABILITIES AND CHARGES
18	CALLED UPEQUITY SHARE CAPITAL
19	FINANCIAL INSTRUMENTS
20	NOTES TO THE CASH FLOW STATEMENTS
21	PENSIONS AND OTHER POST RETIREMENT BENEFITS
22	RELATED PARTY TRANSACTIONS
23	CONTINGENT LIABILITIES AND COMMITMENTS
24	OPERATING LEASE COMMITMENTS
25	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

LUCITE INTERNATIONAL HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26	LIST OF PRINCIPAL SUBSIDIARY COMPANIES INCLUDED IN THE LUCITE INTERNATIONAL HOLDINGS LIMITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004

	County of
	incorporation	Percentage
	or registration	holding

Lucite International Finance PLC	UK	100
Lucite International Dutch Overseas Holdco BV	Netherlands	100
Thai Poly Acrylic plc	Thailand	59
Lucite International Japan Limited	Japan	100
Lucite International Finco Limited	UK	100
Lucite International France SAS	France	100
Lucite International Netherlands BV	Netherlands	100
Lucite International Holland BV	Netherlands	100
Lucite International UK Limited	UK	100
Lucite International Inc.	USA	100
Lucite International Mexico SA de C.V.	Mexico	100
Lucite International Holdco Limited	UK	100
Lucite International Canada Inc.	Canada	100
Lucite International Trading Limited	UK	100
Lucite International UK Overseas Holdco1 Limited	UK	100
Lucite International Partnership Holdings Inc	USA	100
Lucite International Holdco Inc	USA	100
Lucite International Partnerco1 Limited	UK	100
Lucite International Partnerco2 Limited	UK	100
Lucite International Speciality Polymers and Resins Limited	UK	100
Lucite International South Africa (Pty) Limited	South Africa	100
Lucite International Asia Pacific Pte Limited	Singapore	100
Kaohsiung Monomer Company	Taiwan	60
Lucite International Alpha BV	Netherlands	100
Perspex Distribution Limited	UK	100
Lucite International China Holdings Ltd	UK	66
Lucite International (China) Chemical Industry Company Limited	China	66
Lucite International US Delaware Holdings LLC	USA	100
Lucite International US Group Holdings LLC	USA	100
Lucite International US Investment Holdings LLC	USA	100
Lucite International (Shanghai) Trading Co Limited	China	100
Lucite International US Investment Limited	UK	100
Lucite International Euro Finco Limited	UK	100
Lucite International Dollar Finco Limited	UK	100

27	CONTROLLING PARTIES

Refer to footnote 27 of the financial statements of Lucite International Group Holdings Limited.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Lucite International Holdco Limited

We have audited the accompanying consolidated balance sheets of Lucite International Holdco Limited (“the Company”) as of December 31, 2004 and 2003, and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statements of total recognised gains and losses and reconciliation of movements in shareholders’ funds for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London, England
April 6, 2005

LUCITE INTERNATIONAL HOLDCO LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Notes	2002	2003	2004
		£’m	£’m	£’m

Group turnover	3,4	582	694	707

Operating costs before amortisation of intangible fixed assets		(550)	(620)	(630)

Amortisation of goodwill and other intangible fixed assets	9	(5)	(5)	(5)
Total operating costs	4	(555)	(625)	(635)

Group operating profit	3,4	27	69	72

Net interest payable	7	(29)	(37)	(27)

Profit/(loss) on ordinary activities before taxation	6	(2)	32	45

Taxation on (profit)/loss on ordinary activities	8	2	(6)	—

Profit/(loss) on ordinary activities after taxation		—	26	45

Equity minority interests		(3)	(4)	(4)

Profit/(loss) for the financial year/period		(3)	22	41

Group turnover and Group operating profit relate entirely to continuing operations.

There is no difference between the results stated above and their historical cost equivalents.

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

Profit/(loss) for the financial year	(3)	22	41

Currency translation differences on foreign currency net investments	(21)	(18)	(7)

Total recognised gain/(loss) relating to the year	(24)	4	34

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2004 AND 2003

	Notes	2003	2004
		£’m	£’m

Fixed assets
Intangible assets	9	83	78
Negative goodwill	9	(5)	(5)
Tangible assets	10	327	295

		405	368

Current assets
Stocks	11	75	95
Debtors	12	107	120
Cash at bank and in hand		20	26

		202	241

Total assets		607	609

Creditors: amounts falling due within one year	13	(137)	(153)

Net current assets		65	88

Total assets less current liabilities		470	456

Creditors: amounts falling due after more than one year	14	(332)	(290)
Provisions for liabilities and charges	17	(27)	(21)

Net assets		111	145

Shareholders’ equity
Called up equity share capital	18	115	115
Share premium	18	27	27
Profit and loss account		(41)	(7)

Total equity shareholders’ funds		101	135
Equity minority interests		10	10

Capital employed		111	145

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

			Year ended	Year ended	Year ended
			December 31,	December 31,	December 31,
	Notes		2002	2003	2004
			£’m	£’m	£’m

Net cash inflow from operating activities	20	(a)	57	94	97
Return on investments and servicing of Finance	20	(b)	(28)	(33)	(29)
Taxation			(4)	(4)	(6)

			25	57	62
Capital expenditure and financial investment	20	(c)	(28)	(28)	(18)

Net cash (outflow)/inflow before use of liquid resources and financing			(3)	29	44
Financing	20	(d)	(6)	(15)	(37)

(Decrease)/increase in cash	20	(e)	(9)	14	7

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

RECONCILIATION OF MOVEMENTS EQUITY SHAREHOLDERS’ FUNDS

	Share	Profit and
	capital	loss account	Total
	£’m	£’m	£’m

Balance as at December 31, 2001	142	(21)	121
Retained loss for the financial year	—	(3)	(3)
Currency translation adjustment	—	(21)	(21)

Balance as at December 31, 2002	142	(45)	97
Retained profit for the financial year	—	22	22

Currency translation adjustment	—	(18)	(18)

Balance as at December 31, 2003	142	(41)	101
Retained profit for the financial year	—	41	41

Currency translation adjustment	—	(7)	(7)

Balance as at December 31, 2004	142	(7)	135

The dividends payable by our subsidiaries in Taiwan (Kaohsiung Monomer Company) and Thailand (Thai Poly Acrylic Public Company Limited) are subject to local legal restrictions. Undistributed profits are, in the main, employed in the business of our subsidiaries. The undistributed income of the businesses overseas may be liable to overseas taxes and/or United Kingdom taxation, after allowing for double taxation relief, if they were to be distributed as dividends.

The cumulative exchange gains and losses on the translation of foreign currency financial statements into pounds sterling are taken into account in the above reconciliation of movements in combined net investment and consolidated shareholders’ funds.

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	BUSINESS DESCRIPTION

Lucite International Holdco Limited (the ‘‘Company’’) is a wholly owned subsidiary of Lucite International Holdings Limited. Lucite International Holdings Limited is indirectly 100% owned by Lucite International Group Holdings Limited, the consolidated financial statements of which are located on pages F-2 through F-65.
The parent companies of the Company have no operations, assets or liabilities of their own other than cash of £6 million, investments in subsidiaries, and liabilities which are reflected on a ‘‘pushdown’’ basis in the financial statements of the Company as discussed in Note 15. During 2004 Lucite International Holdings Limited invested $8 million (£4 million) (2003 $8 million) into Lucite International China Holdings Limited, a company registered in the UK. Lucite International China Holdings Limited has invested these proceeds into a wholly owned foreign entity established in China for the purposes of constructing and operating an MMA facility in China. The assets and liabilities of Lucite International (China) Chemical Industry Company Limited have been fully consolidated into the results of Lucite International Group Holdings Limited as presented on pages F-2 to F-65. As a result some of the financial statement footnotes of Lucite International Group Holdings Limited are equally applicable to the Company but where they are not a separate footnote has been shown in the financial statements of Lucite International Holdco Limited.

Lucite International Holdco Limited and subsidiary companies (together referred to as “Lucite” or ‘‘the Company’’) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

2	PRINCIPAL ACCOUNTING POLICIES

Refer to footnote 1 of the Financial Statements of Lucite International Group Holdings Limited.

3	SEGMENTAL REPORTING

For a description of the Company’s business and an analysis of turnover attributable to each different class of business and a geographical analysis of turnover, refer to footnote 3 of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating profit, total assets less current liabilities and capital expenditure attributable to each different class of business are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

Operating profit
Upstream	12	55	61
Downstream	15	14	11

Operating profit	27	69	72

	2003	2004
	£’m	£’m

Total assets less current liabilities
Upstream	321	304
Downstream	156	148

Net operating assets	477	452

Elimination of assets and liabilities that are not attributable to types of business:
Cash at bank and in hand	20	26
Deferred taxation asset	9	14
Bank and other borrowings (Note 13)	(36)	(36)

	470	456

Capital expenditure — cash flow
Upstream	19	12
Downstream	9	6

	28	18

The tangible fixed assets by geographical location of operating unit are as follows:

	2003	2004
	£’m	£’m

Tangible fixed assets by geographical location of operating unit
Europe	147	136
Americas	155	139
Asia	22	17
Rest of world	3	3

	327	295

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4	COST OF SALES, GROSS PROFIT, DISTRIBUTION COSTS AND ADMINISTRATIVE EXPENSES

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

Group turnover	582	694	707
Cost of sales	(457)	(532)	(534)

Gross profit	125	162	173

Distribution costs	(45)	(42)	(44)
Administrative costs, amortisation of goodwill and research and development costs	(38)	(37)	(43)
- amortisation of goodwill and other intangible fixed assets (note 9)	(5)	(5)	(5)
- research and development costs	(10)	(9)	(9)
Total administrative expenses	(53)	(51)	(57)

Net operating costs	(98)	(93)	(101)

Total operating costs	(555)	(625)	(635)

Group operating profit	27	69	72

5	STAFF COSTS

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

Staff costs
Salaries	61	61	58
Social security costs	5	5	5
Pension and post retirement benefit costs	7	11	8
Other employment costs	3	3	4

Employee costs charged in arriving at profit before taxation	76	80	75

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee numbers
Average number of people employed by class of business and geographical location of operating unit.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	Number	Number	Number

Upstream	680	676	700
Downstream	1,320	1,306	1,317

	2,000	1,982	2,017

Europe	828	811	828
Americas	531	515	493
Asia	454	462	509
Rest of World	187	194	187

	2,000	1,982	2,017

	December 31,	December 31,	December 31,
	2002	2003	2004
	Number	Number	Number

Number of employees at period end	1,993	1,995	2,024

6	PROFIT/(LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION

Refer to footnote 6 of the financial statements of Lucite International Group Holdings Limited.

7	NET INTEREST PAYABLE

Refer to footnote 7 of the financial statements of Lucite International Group Holdings Limited.

8	TAXATION ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

Refer to footnote 8 of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9	INTANGIBLE FIXED ASSETS

Refer to footnote 9 of the financial statements of Lucite International Group Holdings Limited.

10	TANGIBLE FIXED ASSETS

			Payments
			on account
			and assets in
	Land and	Plant and	the course of
	buildings	equipment	construction	Total
	£’m	£’m	£’m	£’m

Cost
At December 31, 2002	42	687	48	777
Capital expenditure	—	—	28	28
Transfers of assets into use	—	40	(40)	—
Exchange adjustments	(2)	(24)	(1)	(27)
Disposals	—	(5)	—	(5)

At December 31, 2003	40	698	35	773
Capital expenditure	—	—	18	18
Transfers of assets into use	—	14	(14)	—
Exchange adjustments	(1)	(12)	(1)	(14)
Disposals	(2)	(21)	—	(23)

At December 31, 2004	37	679	38	754

Accumulated depreciation

At December 31, 2002	14	405	—	419
Charge for year	1	38	—	39
Exchange movement	—	(9)	—	(9)
Disposals	—	(3)	—	(3)

At December 31, 2003	15	431	—	446
Charge for year	1	38	—	39
Exchange movement	—	(3)	—	(3)
Disposals	(2)	(21)	—	(23)

At December 31, 2004	14	445	—	459

Net book amounts at
December 31, 2002	28	282	48	358

December 31, 2003	25	267	35	327

December 31, 2004	23	234	38	295

Included in land and buildings is £6 million (2003: £7 million) in respect of the cost of land which is not subject to depreciation.

The net book value of tangible fixed assets includes capitalised finance leases of £3 million (2003: £3 million) comprising cost of £5 million (2003: £5 million) less accumulated depreciation of £2 million (2003: £2 million). The depreciation charge for the year in respect of capitalised finance leases was £0.4 million (2003: £0.4 million).

	2003	2004
	£’m	£’m

Analysis of net book amount of land and buildings
Freehold	22	21
Long leasehold (over 50 years unexpired)	3	2

	25	23

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11	STOCKS

Refer to footnote 11 of the financial statements of Lucite International Group Holdings Limited.

12	DEBTORS

Refer to the footnote 12 of the financial statements of Lucite International Group Holdings Limited.

13	CREDITORS—AMOUNTS FALLING DUE WITHIN ONE YEAR

	2003	2004
	£’m	£’m

Bank and other borrowings (note 15)	12	18
Trade creditors	60	76
Intra-group financing	24	18
Other creditors	19	22
Accruals	22	19

	137	153

14	CREDITORS—AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2003	2004
	£’m	£’m

Bank and other borrowings (note 15)	328	287
Finance leases (note 16)	4	3

	332	290

15	BANK AND OTHER BORROWINGS

The senior credit facilities as described in footnote 15 of the financial statements of Lucite International Group Holdings Limited are obligations of the parent companies of the Company. These credit facilities are reflected in the financial statements of the Company on a ‘‘push down’’ basis as the Company’s assets are pledged as security against the senior credit facilities. The remaining obligations apart from the China bank loan as described in footnote 15 to the financial statements of Lucite International Group Holdings Limited are obligations of the Company. Refer to footnote 15 of the financial statements of Lucite International Group Holdings Limited for a complete description of the senior credit facilities and senior notes.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2003	2004
	£’m	£’m

Senior Credit Facilities:
Term Loan A	37	24
Term Loan B	69	68
Term Loan C	45	41
Revolving Credit Facility	19	—
Senior notes	176	177
Unamortised senior notes premium	2	1
Unamortised issue costs	(8)	(6)

	340	305

Maturity analysis of bank and other borrowings
The maturity analysis of the Company’s bank and other borrowings is as follows:

	2003	2004
	£’m	£’m

Within 1 year or on demand	12	18
Between 1 and 2 years	12	11
Between 2 and 5 years	146	104
Over 5 years	176	177

	346	310
Unamortised senior notes premium	2	1
Unamortised issue costs	(8)	(6)

	340	305

16	FINANCE LEASES

Refer to footnote 16 of the financial statements of Lucite International Group Holdings Limited.

17	PROVISIONS FOR LIABILITIES AND CHARGES

Refer to footnote 17 of the financial statements of Lucite International Group Holdings Limited.

18	CALLED UP EQUITY SHARE CAPITAL

	Number	£’m

Ordinary shares of £1 each	115,300,999	115
Share premium		27

		142

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19	FOREIGN EXCHANGE AND INTEREST RATE DISCLOSURE

Refer to footnote 19 of the financial statements of Lucite International Group Holdings Limited for information relating to foreign exchange disclosure, borrowing facilities, and additional disclosure relating to fixed rate financial liabilities.

As at December 31, 2003 and 2004 the Company had the following interest rate profile for financial liabilities, after taking into account the interest rate swaps used to manage the interest profile:

	At December 31, 2003
	Floating rate	Fixed rate	December 31,
	financial	financial	2003
	liabilities	liabilities	Total
	£’m	£’m	£’m

Currency
Sterling	12	—	12
Euro	71	178	249
US Dollars	3	88	91

	86	266	352

Unamortised issue costs	(3)	(5)	(8)

At December 31, 2003	83	261	344

	At December 31, 2004
	Floating rate	Fixed rate	December 31,
	financial	financial	2004
	liabilities	liabilities	Total
	£’m	£’m	£’m

Currency
Euro	59	178	237
US Dollars	74	3	77

	133	181	314

Unamortised issue costs	(2)	(4)	(6)

At December 31, 2004	131	177	308

All the Group’s creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest rate risk of financial assets

	2003	2004
	Cash at bank	Cash at bank
	and in hand	and in hand
Currency	£’m	£’m

Sterling	—	—
US Dollars	4	6
Euro	1	1
Other currencies	15	19

At December, 31	20	26

Floating rate	8	14
Fixed rate	12	12

At December, 31	20	26

Maturity of financial liabilities
The maturity profile of the financial liabilities of the Company, other than short term operating creditors and accruals at December 31, 2003 and 2004 were:

	December 31, 2003
	Debt	Finance leases	Total
	£’m	£’m	£’m

In one year or less or on demand	12	—	12
In more than one year but not more than two years	12	1	13
In more than two years but not more than five years	146	1	147
In more than five years	176	4	180

	346	6	352
Less: amounts representing interest relating to future periods	—	(2)	(2)
Unamortised senior notes premium	2	—	2
Unamortised issue costs	(8)	—	(8)

	340	4	344

	December 31, 2004
	Debt	Finance leases	Total
	£’m	£’m	£’m

In one year or less or on demand	18	—	18
In more than one year but not more than two years	11	—	11
In more than two years but not more than five years	104	2	106
In more than five years	177	3	180

	310	5	315
Less: amounts representing interest relating to future periods	—	(2)	(2)
Unamortised senior notes premium	1	—	1
Unamortised issue costs	(6)	—	(6)

	305	3	308

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair values of financial assets and financial liabilities
Set out below is a comparison, by category, of book values (before debt issue costs) and fair values of all the Company’s financial liabilities as at December 31, 2004.

	December 31, 2003		December 31, 2004
	Book value	Fair value	Book value	Fair value
	£’m	£’m	£’m	£’m

Primary financial instruments held or issued to finance the Group’s operations:
Short-term borrowings and current portion of long-term borrowings	12	12	18	18
Long-term borrowings	340	361	296	309

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

	Net foreign currency monetary assets/(liabilities) at December 31, 2003
				Other
	Sterling	US dollars	Euros	Currencies	Total
	£’m	£’m	£’m	£’m	£’m

Functional currency:
Sterling	—	(89)	(228)	—	(317)
US dollars	—	—	—	3	3
Euro	(1)	1	—	—	—
Other currencies	—	6	—	—	6

Total	(1)	(82)	(228)	3	(308)

	Net foreign currency monetary assets/(liabilities) at December 31, 2004
				Other
	Sterling	US dollars	Euros	Currencies	Total
	£’m	£’m	£’m	£’m	£’m

Functional currency of operation:
Sterling	—	(85)	(236)	—	(321)
US dollars	—	—	—	3	3
Euro	1	(1)	(2)	—	(2)
Other currencies	—	8	—	—	8

Total	1	(78)	(238)	3	(312)

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20	NOTES TO THE CASH FLOW STATEMENT

(a)	Net cash inflow from operating activities

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

Operating profit	27	69	72
Depreciation and amortisation	45	44	44
Stocks (increase)/decrease	(9)	(2)	(23)
Debtors (increase)/decrease	(11)	(18)	(10)
Creditors increase/(decrease)	6	2	18
Other movements	(1)	(1)	(4)

Cash inflow from operating activities	57	94	97

(b)	Returns on investments and servicing of finance

Refer to footnote 20(b) of the financial statements of Lucite International Group Holdings Limited.

(c)	Capital expenditure and financial investment

	Year ended	Year ended	Year ended
	December 31	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

Purchase of tangible fixed assets	(28)	(28)	(18)

	(28)	(28)	(18)

(d)	Financing

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

Movement in debt due within 1 year	(15)	(19)	(18)
Movement in debt due after one year	(6)	(33)	(19)
Issue of debt due after more than one year	15	37	—

Cash (outflow)/inflow from financing	(6)	(15)	(37)

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(e)	Analysis of net debt

		Debt	Debt
	Cash at bank	due after	due within	Finance	Net
	and in hand	1 year	1 year	Leases	Debt
	£’m	£’m	£’m	£’m	£’m

At 1 January 2003	7	(326)	(46)	(4)	(369)

Cash flow	14	(4)	19	—	29
Other non-cash changes	—	10	(9)	—	1
Exchange movement	(1)	(8)	—	—	(9)

At January 1, 2004	20	(328)	(36)	(4)	(348)

Cash flow	7	19	18	—	44
Other non-cash changes	—	17	(18)	—	(1)
Exchange movement	(1)	5	—	1	5

At December 31, 2004	26	(287)	(36)	(3)	(300)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

Increase/(decrease) in cash in the year	(9)	14	7
Cash flows from movements in debt and lease financing	5	10	31
Cash flows from inter-group financing	1	5	6
Exchange movement	(2)	(9)	5
Other non-cash changes	(2)	1	(1)

Movement in net debt	(7)	21	48
Opening net debt	(362)	(369)	(348)

Closing net debt	(369)	(348)	(300)

21	PENSIONS AND OTHER POST RETIREMENT BENEFITS

Refer to footnote 21 of the financial statements of Lucite International Group Holdings Limited.

22	RELATED PARTY TRANSACTIONS

Refer to footnote 22 of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23	CONTINGENT LIABILITIES AND COMMITMENTS

	2003	2004
	£’m	£’m

Commitments for capital expenditure not provided for:
Contracts placed for future expenditure	8	8
Expenditure authorised but not yet contracted	2	32

	10	40

Refer to footnote 23 of the financial statements of Lucite International Group Holdings Limited for further disclosures regarding legal proceedings.

24	OPERATING LEASE COMMITMENTS

At December 31, 2004 the Group had commitments to make payments under operating leases as follows:

	2003		2004
		Other		Other
	Land and	Operating	Land and	Operating
	Buildings	Leases	Buildings	Leases
	£’m	£’m	£’m	£’m

Annual commitments under non-cancellable operating leases expiring:
Within one year	—	1	—	1
Within two to five years	—	1	1	1
After five years	—	—	—	—

	—	2	1	2

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

(a)	Approximate effect on the profit/(loss) for the financial year/period (net income) of differences between UK GAAP and US GAAP.

		Year ended	Year ended	Year ended
		December 31,	December 31,	December 31,
	Note	2002	2003	2004
		£’m	£’m	£’m

Profit/(loss) for the financial year under UK GAAP		(3)	22	41
Adjustments to conform with US GAAP
- depreciation of fixed assets	(ia)	6	6	6
- amortisation of other intangibles	(ib)	(13)	(12)	(10)
- amortisation of goodwill	(ic)	5	5	5
Pensions	(ii)	(2)	(2)	(5)
Capitalisation of interest less amortisation	(iii)	3	2	3
Capitalisation of loan issue fees less amortisation	(iv)	1	(1)	—
Foreign exchange (loss)/gain on debt	(v)	(13)	(9)	(1)
Fair value of derivative financial instruments	(vi)	—	1	(1)
Deferred taxation
- arising on UK GAAP results	(vii)	15	3	(14)
- arising on other US GAAP adjustments	(vii)	2	—	3

Net profit for the financial year under US GAAP		1	15	27

(b)	Approximate effect on and consolidated shareholders’ funds of differences between UK GAAP and US GAAP

	Notes	2003	2004
		£’m	£’m

Consolidated shareholders’ funds under UK GAAP		101	135
Business combinations		(21)	(20)
Exchange translation differences on goodwill and intangible assets		(9)	(4)
Pensions		(6)	(10)
Capitalisation of interest less amortisation		9	12
Fair value of derivative financial instruments		1	—
Deferred taxation		30	19

Consolidated Shareholders’ funds under US GAAP		105	132

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c)	Notes to the income statement and net asset reconciliation

Refer to footnote 25(c) of the financial statements of Lucite International Group Holdings Limited.

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
Under US GAAP, the following amounts would have been reported:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	£’m	£’m	£’m

Net cash provided by operating activities
Under UK GAAP	57	94	97
Taxation paid	(4)	(4)	(6)
Returns from investments and servicing of finance (excluding interest paid and capitalised)	(26)	(31)	(26)

Under US GAAP	27	59	65

Net cash used in investing activities
Capitalised interest	2	2	3
Capital expenditure and financial investment	28	32	18

Under US GAAP	30	34	21

(e)	Lucite International Share Option Plan

Refer to footnote 25(e) of the financial statements of Lucite International Group Holdings Limited.

(f)	Additional US GAAP disclosures

Refer to footnote 25(f) of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26	LIST OF PRINCIPAL SUBSIDIARY COMPANIES INCLUDED IN THE LUCITE INTERNATIONAL HOLDCO LIMITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2004

	Country of
	incorporation or	Percentage
Company	registration	holding

Lucite International Dutch Overseas Holdco BV	Netherlands	100
Thai Poly Acrylic PLC	Thailand	59
Lucite International Japan Limited	Japan	100
Lucite International France SAS	France	100
Lucite International Netherlands BV	Netherlands	100
Lucite International Holland BV	Netherlands	100
Lucite International UK Limited	UK	100
Lucite International Speciality Polymers and Resins Limited	UK	100
Lucite International Inc	USA	100
Lucite International Mexico SA de C.V	Mexico	100
Lucite International Holdco Limited	UK	100
Lucite International Canada Inc	Canada	100
Lucite International Trading Limited	UK	100
Lucite International UK Overseas Holdco1 Limited	UK	100
Lucite International Partnership Holdings Inc	USA	100
Lucite International Holdco Inc	USA	100
Lucite International Partnerco1 limited	UK	100
Lucite International Partnerco2 limited	UK	100
Lucite International South Africa (Pty) Limited	South Africa	100
Lucite International Asia Pacific Pte Limited	Singapore	100
Kaohsiung Monomer Company	Taiwan	60
Lucite International Alpha BV	Netherlands	100
Perspex Distribution Limited	UK	100
Lucite International US Delaware Holdings LLC	USA	100
Lucite International US Group Holdings LLC	USA	100
Lucite International US Investment Holdings LLC	USA	100
Lucite International US Investment Limited	UK	100
Lucite International (Shanghai) Trading Co Limited	China	100

27	CONTROLLING PARTIES

Refer to footnote 27 of the financial statements of Lucite International Group Holdings Limited.