Form 20-F
period 2005-12-31
LUCITE INTERNATIONAL GROUP HOLDINGS LTD
filed 2006-04-13
CIK 1126706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

{ }	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
{X}	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
OR
{ }	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
{ }	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                                    to

COMMISSION FILE NUMBER 333-12714

LUCITE INTERNATIONAL
GROUP HOLDINGS
LIMITED

(Exact Name of
Registrant as Specified in
Its Charter)

ENGLAND and WALES
(Jurisdiction of incorporation or organisation)

QUEENS GATE, 15-17 QUEENS TERRACE, SOUTHAMPTON SO14 3BP
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered
NONE	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10.25% Senior Secured Notes due 2010

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

175,029,700 Ordinary Shares of £1 each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes ☑	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. Refer definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐               Accelerated filer ☐               Non-accelerated filer ☑

Indicate by check mark which financial statement items the registrant has elected to follow:

Item 17 ☐	Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑

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

Unless the context requires otherwise, the terms “Lucite International,” the “Company,” the “Group,” “our,” “us” and “we” refer to Lucite International Group Holdings Limited and its subsidiaries as a combined entity. Lucite International Finance plc is the company that issued the notes registered under the US Securities Act of 1933, as amended. It is a wholly-owned subsidiary of Lucite International Group Holdings Limited and was formed for the purpose of issuing and selling securities and making the proceeds of those issues available to us. The term “Lucite International Finance” refers to the issuer of the notes. Lucite International Investment Limited is a wholly-owned subsidiary of Lucite International Group Holdings Limited. Lucite International Investment Limited is a guarantor of the Group’s senior credit facilities as well as the Group’s senior notes.

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

The acquisition of a portion of Imperial Chemical Industries’ (“ICI”) interest in Kaohsiung Monomer Co. Ltd (“KMC”) was not completed until September 1, 2001. The historical financial information included under “Selected Financial Data” (Item 3A) and “Operating and Financial Review and Prospects” (Item 5), therefore includes our interest in KMC during the eight months ended August 31, 2001, on an equity accounting basis. On September 1, 2001, the Company agreed with ICI to acquire the remaining 51% of the shares of the majority shareholder. As from September 1, 2001, KMC was fully consolidated into the results and net assets of the Group.

The Company has adopted FRS17 “Retirement benefits” in these financial statements. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly. The impact of this change in accounting policy is to increase the pension liability and decrease reserves as at December 31, 2004, by approximately £66 million (2003: £57 million; 2002: £47 million) due to the recognition of the deficit in the Company’s pension schemes. The liability has been reclassified in accordance with FRS17 and is disclosed separately on the balance sheet.

The profit and loss account information for the periods ended December 31, 2004, 2003 and 2002 have been restated in accordance with FRS17. There has been a reduction in operating costs of approximately £nil million in the period ended December 31, 2004 (2003: £2 million; 2002: £1 million) and an increase in interest and similar charges of approximately £1 million during the period ended December 31, 2004 (2003: £1 million; 2002: £1 million).

The comparable amounts shown for 2001 have not been restated since the information was not obtained at the time.

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

•       our technological and manufacturing assets and our ability to utilise them to further increase sales and the profitability of our businesses;

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

	Year ended December 31,
In Millions	2001	2002	2003	2004	2005
		as restated	as restated	as restated
Profit and Loss Account Information:
Amounts in accordance with UK GAAP:
Group turnover	£577	£582	£694	£707	£780
Cost of sales	(458)	(456)	(530)	(538)	(606)
Gross profit	119	126	164	169	174
Net operating costs (a)	(101)	(98)	(93)	(102)	(110)
Share of operating profit from joint venture	2	—	—	—	—
Group operating profit (b)	20	28	71	67	64
Net interest payable and similar charges	(28)	(30)	(38)	(28)	(31)
Profit/(loss) on ordinary activities after taxation	(2)	—	27	39	26
Equity minority interests	(1)	(3)	(4)	(4)	(6)
Profit/(loss) for the financial year	(3)	(3)	23	35	20
Amounts in accordance with US GAAP:
Profit/(loss) for the financial year	(1)	1	15	22	14
Balance Sheet Information (at end of period)
Amounts in accordance with UK GAAP:
Current assets	185	182	212	248	294
Total assets	663	623	622	644	736
Creditors due after more than one year	(336)	(330)	(332)	(306)	(313)
Total debt (net of debt issuance costs)	344	343	340	321	329
Net assets (excluding pension liability) (c)	n/a	166	170	193	243
Net assets (including pension liability) (c)	168	95	91	110	149
Pension liability (c)	n/a	(71)	(79)	(83)	(94)
Called up equity share capital	175	175	175	175	175
Amounts in accordance with US GAAP:
Shareholders’ funds	170	145	137	158	202
Other Financial Information:
Amounts in accordance with UK GAAP:
Depreciation and amortisation	39	45	44	44	48
Capital expenditure and financial investment	(26)	(28)	(32)	(38)	(62)

NOTES TO SELECTED FINANCIAL DATA

(a)           Included in net operating costs under UK GAAP are exceptional operating expenses. These expenses consist of restructuring, severance and relocation costs as follows; £4 million for the year ended December 31, 2001, and £nil for the years ended December 31, 2002, December 31, 2003, December 31, 2004, and December 31, 2005. The £4 million of costs charged to the UK GAAP profit and loss account for the year ended December 31, 2001, represented a program to reduce fixed costs in the UK manufacturing area, as part of a long term manufacturing productivity plan.

(b)          Group operating profit for 2001 includes £2 million relating to the KMC joint venture.

(c)           The Group adopted FRS17 during 2005. It is a requirement of this UK GAAP standard that net assets be disclosed both including and excluding pension liability, on the face of the balance sheet. As a result the comparative information for 2004, 2003 and 2002 were restated. The comparable amounts for 2001 were not restated since the information was not obtained at the time. (See “Presentation of Information” above for further details on profit and loss account impact).

Exchange Rate Information

Our reporting currency is the pound sterling. The following table sets forth, for the periods and dates indicated, information regarding the average daily rate for pounds sterling, expressed in dollars per £1.00. These rates were not used to prepare the financial statements included in this annual report.

Month	High	Low
March 2006	1.76	1.73
February 2006	1.78	1.73
January 2006	1.79	1.74
December 2005	1.77	1.72
November 2005	1.78	1.71
October 2005	1.79	1.75
September 2005	1.84	1.76

Year ended December 31,	Period End	Average	High	Low
2005	1.72	1.82	1.93	1.71
2004	1.92	1.83	1.95	1.76
2003	1.79	1.63	1.79	1.55
2002	1.61	1.50	1.61	1.41
2001	1.46	1.44	1.51	1.37

On April 7, 2006 the exchange rate for pounds sterling, expressed in dollars per £1.00, was 1.74 per £1.00.

B.                     CAPITALISATION AND INDEBTEDNESS

NOT APPLICABLE

C.                     REASONS FOR THE OFFER AND USE OF PROCEEDS

NOT APPLICABLE

D.                         RISK FACTORS

Risks Relating to Our Capital Structure

Substantial leverage — our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

We have a significant amount of debt following the completion of the acquisition of ICI Acrylics and related transactions. The following chart shows total debt and shareholders’ funds as of December 31, 2005.

As of December 31, 2005

Total debt (net of debt issuance costs)	£329 million
Debt excluding notes (net of senior debt issuance costs)	£159 million
Shareholders’ funds	£131 million

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

A change in the estimated useful life of goodwill or the write-off of a portion of goodwill could negatively affect operating results and net worth. At December 31, 2005, goodwill totalled £68 million in accordance with UK GAAP, compared to UK GAAP net assets (including pension liability) of £149 million. We have estimated the useful life associated with positive goodwill to be 20 years. However, subsequent changes in the acrylics industry, including competition and advances in technology, may in the future shorten the estimated useful life of goodwill or result in the write-off of a portion of goodwill. A shortening of the useful life or a write-off of a portion of goodwill could further decrease our earnings or increase our net losses in future periods.

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

DuPont is our largest supplier and one of our largest customers and we rely on DuPont for various manufacturing services. If DuPont were to cease to be our supplier or were to cease sharing site services with us, our cash flow, margins and competitive position could be materially and adversely affected.

DuPont is our only supplier of hydrocyanic acid (“HCN”) in the United States, specifically at our Beaumont, Texas and Memphis, Tennessee facilities. We have recently entered into an agreement with DuPont at our Beaumont, Texas facility, whereby we operate DuPont’s Acrylonitrile (“AN”) assets, and the by-product HCN from this process is supplied to us. At Memphis, DuPont produces HCN for its own internal use and we are the only unaffiliated purchaser of the rest of its production. Our current HCN supply contract with DuPont at our Memphis facility expires in June 2013 with an evergreen clause thereafter, unless terminated by either party.

DuPont is also one of our largest customers. Several of our US facilities are located within DuPont chemicals complexes and, in some cases, are operated by DuPont under our direction; we share supplies and services at those sites with DuPont and other site tenants.

International operations — we are exposed to economic downturns and local business risks in several different countries, particularly in the United States, and they could adversely affect our profitability.

We derive substantial revenues from international operations, particularly the United States. If there is an economic downturn in the United States and/or other countries in which we operate, our profitability may be adversely affected. Further, our subsidiaries have interests in substantial physical assets in several countries, including France, Japan, Mexico, The Netherlands, South Africa, Taiwan, Thailand, the United Kingdom, the United States and our recently completed MMA facility in China. Accordingly, our business is subject to risks inherent in international operations and we may experience reduced profitability from these operations. These risks include:

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

Because we generate a significant percentage of our revenues and a substantially lower percentage of our operating expenses in currencies other than the pound sterling (including the US dollar), fluctuations in the value of the pound sterling against other currencies have had in the past, and may have in the future, a material effect on our turnover and operating margins. Our products are sold world-wide. The results of operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into pounds sterling at the applicable exchange rates for inclusion in our consolidated financial statements. The exchange rates between these currencies and the pound sterling in recent years have fluctuated significantly and may in the future fluctuate substantially.

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

Key suppliers — if we are unable to retain or replace our key suppliers, especially our external HCN suppliers, each of which is exclusive in a given country, our results of operations may be negatively affected.

We rely on DuPont in the Americas, BASF in Europe, China Petrochemical Development Corporation in Taiwan and SECCO in China, our main suppliers of HCN, for all of the HCN that we obtain from external sources. HCN is crucial to our MMA manufacturing process; there is only one external HCN supplier for each of our plants, with no ready alternative supplier. If any of these suppliers is unable to meet its obligations under present supply agreements, we may not be able to find alternative suppliers. In addition, some of the raw materials we use may become unavailable within the geographic area from which we now source our raw materials and there can be no assurance that we will be able to obtain suitable and cost effective substitutes. Any interruption of supply or any price increase of HCN or other raw materials could disrupt production or reduce our operating margins and thus have a material adverse effect on our business, financial condition or results of operations.

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

Our principal competitors vary from business to business and range from large international companies, such as Rohm & Haas, Degussa-Hüls AG (including Rohm GmbH), Arkema and Mitsubishi Rayon Co. Ltd., to a large number of smaller regional companies of varying sizes.

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

Environmental matters — we will have ongoing costs and may have additional costs, lawsuits, obligations and liabilities.

The chemicals business is highly regulated in many countries. Increasingly stringent regulations govern our manufacturing processes, wastes and emissions in all of the jurisdictions in which we do business and will continue to require material ongoing costs. Given the nature of our business, violations of environmental laws may result in substantial fines, penalties, damages or other costs, lawsuits, restrictions or civil or criminal sanctions imposed on our operating activities. In addition, potentially significant expenditures could be necessary in order to comply with existing or future environmental laws. For additional related disclosure, see Item 4 under the caption “Information on the Company — Business Overview” and Item 5 under the caption “Operating and Financial Review and Prospects.”

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

Our future growth and financial performance are dependent, in part, on our ability to increase our production capacity. In 2005, we announced the selection of Jurong Island, Singapore, as the location of a new world scale MMA facility using our newly developed Alpha Technology. Our plan is to have the unit built and operational during 2008, although there can be no assurance that we will meet this schedule. In addition we also have ongoing plans to expand the total production capacity of our existing plants through de-bottlenecking and modernising production technology but some of these capacity increases will not be in place in the near term. We may not be able to complete our planned capacity expansion at that time or at all, which could cause our revenues and profits to suffer.

Insurance cover — changes in the insurance market have resulted in the risk borne by the Group increasing.

We insure our plant, equipment and other assets for property damage in the amount of approximately €1.5 billion with an insurance policy, which we believe to be in accordance with customary industry practices. We also carry a business interruption policy in the amount of €736 million for specified events for up to 18 months (24 months for Beaumont and Memphis). In addition, we carry third party liability insurance. There can be no assurance, however, that our insurance coverage will be adequate to cover potential risks to our plant, equipment and other assets. Moreover, we remain subject to significant increased coverage excesses (deductibles) and additional exclusions for risks such as terrorism and earthquake loss.

ITEM 4                   INFORMATION ON THE COMPANY

A.                    HISTORY AND DEVELOPMENT OF THE COMPANY

Lucite International Group Holdings Limited, known commercially as Lucite International, was incorporated and registered in England and Wales on August 23, 1999, as a private limited company. Lucite International Finance plc, the issuer of the notes, is a public limited company incorporated and registered in England and Wales on August 24, 1999.

During 2005, the Lucite International (China) Chemical Industry Company Limited (LICC) commissioned the newly completed China MMA facility. This investment was funded by a £5 million equity investment from Lucite International Limited, and a further £11 million equity investment (net of £6 million licence fees) from Lucite International Holdings Limited, a guarantor subsidiary of Lucite International Group Holdings Limited, which was funded from part of the proceeds of an issue of €50 million 10¼% senior notes due in 2010 under an indenture dated June 25, 2003. The balance of the funding for the project was obtained from loans issued by a leading Chinese bank, which are fully drawn.

The registered offices of both companies are located at Queens Gate, 15-17 Queens Terrace, Southampton S014 3BP, United Kingdom and our telephone number is +44-23-8024-8150. Our agent in the United States is Lucite International, Inc., which is located at The Lucite Centre, 7275 Goodlett Farms Parkway, Cordova, Tennessee, 38018, USA.

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

A network of 17 manufacturing facilities (including the recently completed MMA facility constructed in China), which are located in 10 countries support our upstream and downstream businesses. In 2005, our upstream business had £488 million in external sales (2004: £425 million) and our downstream business had £292 million in external sales (2004: £282 million), representing 63% and 37% of our total sales, respectively (2004: 60% and 40%). For additional disclosure regarding our sales, including a description of revenues in each of our main geographic markets, please see Note 3 to the financial statements of Lucite International Group Holdings Limited accompanying this report.

Products

Upstream Business

The principal products of our upstream business are methyl methacrylates, or MMA, and speciality methacrylates (“SpMAs”). Approximately 81% of external sales by our upstream business were attributable to MMA during 2005 (2004: 78%). We also produce a limited range of high-value SpMAs, which impart specific high performance properties to its end products, such as gloss and adhesion. We also sell liquid sodium cyanide mainly in the United Kingdom, which is used to produce detergents and as an ingredient in pharmaceuticals and agrochemicals.

•       MMA:   We are the largest producer of MMA in the world.  MMA is produced in liquid form and is the main building block of acrylic materials. Its commercial value derives from its ability to form resins and polymers with excellent transparency, colourability, strength, weatherability and recyclability. MMA in liquid form is used in a wide range of applications from paints and coatings to lubricants and textiles. We sell MMA to third party manufacturers and we also utilise it in our own downstream business. During 2005, we used approximately 22% of our MMA produced in our own downstream production.

•       SpMA:   We have a leading position in the SpMAs market in the sectors in which we operate. SpMAs are usually manufactured by chemically modifying MMA to achieve specific desirable performance characteristics in their end uses. The majority of our SpMA production is used in the surface coating and automotive industries with the balance being used in the lubricants, inks and adhesives industries.

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

Customers, Sales, Marketing and Distribution

Some of our major customers typically purchase MMA from us under multi-year contracts, with prices reset periodically based on general market conditions including raw material prices. Furthermore, most of these contracts grant us the right to sell a minimum percentage of the customer’s MMA requirements. Pricing for MMA is generally related to supply & demand, as well as the market price for major raw materials. Customers generally negotiate on the basis of volume discounts, contract length and service.

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

Manufacturing Process

We currently produce MMA using the acetone cyanohydrin process, commonly referred to in the chemicals industry as the “ACH” process, which is used for most of the production in the Americas and Europe and some production in Asia. The primary alternative for methacrylate production is the C4 process, favoured by Japanese producers. In 2005, we produced approximately 580 kilotonnes of MMA, which is a decrease of 5% on last year.

We have found that our process of producing MMA is cost-effective, relative to other processes, especially when low-cost acetone and hydrocyanic acid are available locally in sufficient quantities. Our method has advantages over the C4 method in that it achieves higher yields and greater economies of scale.

We have patents to produce MMA using methods other than our three-step process:

•       We have developed a two-stage process to synthesise MMA from methanol, ethylene and carbon monoxide, which we refer to as our “Alpha” technology. We believe our Alpha technology will enable us to produce MMA at attractive cost levels and without scale limitation. We began piloting this technology in 2001, achieving successful results by the end of 2002. We continue to pilot our Alpha technology in order to optimise and support the design of a commercial Alpha plant. The design for the first commercial unit is now in progress. The plant will be constructed on Jurong Island, Singapore. We intend to build and have the unit operational during 2008.

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

Raw Materials and Suppliers

We purchase goods and services from a wide range of suppliers. In 2005, the top ten suppliers accounted for approximately 51% of cost of goods sold by value (2004: 55%). Prices of each of our raw materials depend on different factors. The pricing of methanol is competitive because it is available from a number of suppliers. The price of HCN is affected by natural gas prices in the US and UK which have been more volatile over the last few years. The price of acetone is closely linked to the demand for phenol, as acetone is a co-product of phenol production, and propylene raw material costs.

Intellectual Property Rights

Proprietary protection of our processes, apparatuses and other technology and inventions is important to our business. We own approximately 80 patent families and we have approximately 1,100 individual granted or pending patent applications. We also rely upon un-patented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position.

We believe that branding in the downstream businesses is important and we currently own a range of active brands. Lucite® is our leading, globally recognised brand. Our other key brands and trademarks in distinct product markets include: Perspex®, Elvacite®, Colacryl®, Diakon®, Asterite®, Prismex® (which we market under licence) and ModenGlas®, for which we have extensive geographical trademark rights.

Competition

The MMA business is characterised by a small number of major competitors, most of whose MMA production is for internal use. We believe that we have the largest market share and none of our competitors presently has a comparable MMA production capacity or geographic spread. Our competitors include Rohm & Haas, Degussa-Hüls AG, Atofina, Mitsubishi Rayon Co. Ltd., Sumitomo and Asahi Kasei. Moreover, there are only a few volume SpMAs producers, including Rohm & Haas, Degussa-Hüls AG and Mitsubishi Rayon Co. Ltd. The primary factors for competition in the MMA and SpMAs markets are price, quality, service and reliability of supply.

Competition in the downstream market is fragmented and there are many non-vertically integrated manufacturers. We compete in the marketplace based on service, product innovation and price.

Relationship with DuPont

In 1993, Lucite International’s predecessor acquired DuPont’s US acrylics business, including an MMA plant in Beaumont, Texas, an MMA plant and an acrylic continuous cast sheet plant in Memphis, Tennessee, an MAA plant and an SpMA plant in Belle, West Virginia, and an acrylic bead resin plant in Parkersburg, West Virginia. Since then DuPont has been a major customer of and the biggest supplier to our business. At present, DuPont supplies 100% of our North American requirement for HCN to manufacture acetone cyanohydrin, the precursor for MMA and methacrylic acid. All of the HCN we purchase from DuPont is manufactured at their Memphis and Beaumont facilities.

We recently entered into an agreement with DuPont (effective December 1, 2005), whereby we have an option to acquire DuPont’s Acrylonitrile (“AN”) and HCN producing assets at Beaumont, Texas. We have concluded that the option is almost certainly going to be exercised; accordingly, we have included those assets in our balance sheet as at December 31, 2005. In addition, we are installing an on-purpose HCN reactor alongside the AN assets. At that point, the combined assets will be able to produce all of our HCN needs at Beaumont. Also, as a part of this agreement with DuPont, the current Memphis, Tennessee, HCN Supply Agreement has been extended for an additional 5 years through June 2013.

DuPont also currently supplies other goods and services to our Beaumont and Memphis facilities. All of the facilities acquired from DuPont in 1993 remain located within shared chemicals complexes. These facilities rely on services provided by DuPont pursuant to service and manufacturing agreements. These supplies and services include utilities, steam, natural gas, nitrogen, plant protection, water, fire protection and railroads. In connection with our December 2005 agreement with DuPont mentioned above, we will acquire most of the service assets at Beaumont. We will then supply these goods and services to DuPont and other tenants.

In addition, DuPont operates the Lucite-owned facilities at Belle and Parkersburg, West Virginia, providing all manufacturing services and labour. Our arrangements with DuPont are contracted until June 30, 2008 with evergreen clauses providing for the continuation of those arrangements unless terminated by either party. We also supply a significant portion of DuPont’s needs for a range of products, including MMA, Methacrylic acid, and HMAs.

We believe we have a good relationship with DuPont and currently intend to continue all of our existing supply, customer and contract services arrangements with DuPont.

Seasonality

Taken as a whole there are no material seasonal factors in business performance.

Environmental Regulations

National and international laws regulate the production and marketing of chemical substances, however every country has its own legal procedures for registration and import. Laws and regulations in the European Union, the United States and Japan are most significant to our business. These laws and regulations include the European inventory of existing commercial chemical substances, the European list of notified chemical substances, the US Toxic Substances Control Act and the chemical list of the Japanese Ministry of Trade and Industry. Moreover, additional expenditures may be required over a number of years to meet the requirements of the European Union Registration, Evaluation and Authorisation of Chemicals (“REACH”) Directive following its eventual implementation. The nature and extent of any such expenses will be dependent upon the detailed requirements of the REACH Directive, which have yet to be finalised.

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

We may also incur costs for capital improvements and general compliance under applicable environmental laws, including costs to acquire, maintain and repair pollution control equipment. Capital expenditures may be required, for example, under national legislation implementing the European Union Directive on Integrated Pollution Prevention and Control (“IPPC”). Under this directive, the majority of our plants in the EU are required to obtain IPPC authorisations which will regulate air and water discharges, waste management and other matters relating to the impact of operations on the environment, and to conduct site assessments to evaluate environmental conditions. It is likely that additional expenditures may be necessary in some cases to meet the requirements of IPPC authorisations. Additional expenditures may also be required at our US sites to meet the requirements of the US Environmental Protection Agency’s Miscellaneous Organics NESHAPS (National Emission Standards for Hazardous Air Pollutants) or “MON” Rule, made under the provisions of the 1990 US Clean Air Act Amendments.

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

Legal Matters

On March 25, 2003, the Group received notification that the European Commission is investigating Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. In August 2005 the Commission addressed a Statement of Objections to both companies formally alleging their participation in infringements of Article 81 relating to the supply of methacrylates. If it is found that Article 81 has been infringed, the Commission may impose fines and there could be civil liability in the event of any related claims for damages. It is not possible to give any reliable indication of the likely level of any fines or the prospect of such other liabilities arising. Moreover, there is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defense and by the Commission’s procedures. Lucite International Limited continues to co-operate fully with the Commission for itself and on behalf of its subsidiary.

Eight lawsuits were commenced in 2006 in several US jurisdictions against certain US and European chemical companies including Lucite International Limited and Lucite International Inc. The plaintiffs allege that they are direct or indirect purchasers of MMA and purport to bring these actions on behalf of themselves and other similarly situated purchasers of MMA. These lawsuits make allegations of anti-competitive conduct by the defendants similar to those alleged by the European Commission in the proceeding described above. The plaintiffs seek injunctive and monetary relief in unspecified amounts. On February 14, 2006, certain plaintiffs moved before the Judicial Panel on Multidistrict Litigation for transfer and consolidation of all of these related antitrust lawsuits to the Eastern District of Pennsylvania. Plaintiffs and certain defendants filed a brief in support of the motion for consolidation, though we did not file a brief supporting or opposing the motion. We anticipate that the lawsuits will be consolidated. We believe that all of these lawsuits are entirely without merit and we intend to defend them vigorously.

Following an audit by the US Environmental Protection Agency (“EPA”) of the Fite Road facility in Memphis, Tennessee in December 2002, the EPA advised Lucite International Inc., our chief operating subsidiary in the US, on September 23, 2004, that it considers the Fite Road facility to be in violation of various provisions of the US Federal Clean Air Act (the “Act”) and other federal laws. Lucite International Inc. believes the Fite Road facility has always operated in accordance with permits issued by the Memphis Shelby County Health Department, which is authorised to issue such permits by the EPA. After continuing discussions with the EPA, a settlement agreement has been reached and the EPA and Lucite International Inc. have signed a Consent Decree with a cost of less than $2 million along with expenditures for required plant modifications within an agreed period to comply with the provisions of the Act. The Consent Decree was submitted to the Court on December 23, 2005, and signed by the judge, being entered into the court docket on February 28, 2006. The settlement has been reflected in our financial reporting.

We are a party to various other proceedings instituted by governmental authorities and others arising under provisions of applicable laws, including environmental laws. We do not believe that the outcome of any of these matters will have a material adverse effect on our financial condition or the results of operations.

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

(g)   £6.25 million drawn on Deep Discounted Bond by Lucite International Limited for investment in MMA facility in China. This bond matured in December 2004 and the arrangement has been continued as a loan.

(h)   An unrestricted subsidiary, which is 77% owned by Lucite International Holdings Limited and 23% owned by Lucite International Limited.

(i)    A wholly-owned foreign enterprise established to construct and operate a facility producing MMA for the Chinese market.

A full listing of significant subsidiaries is provided in Note 26 to the financial statements.

D.                         PROPERTY, PLANTS AND EQUIPMENT

Properties and Manufacturing Facilities

We produce our upstream and downstream products at 17 plants in 10 countries. The following chart provides information regarding the production capacities of our plants (assuming no shutdowns during the year) and, unless otherwise noted, we own the plant site and facilities.

Site	Products	Nominal Upstream Capacity	Nominal Downstream Capacity
		(in kilotonnes per year)	(in kilotonnes per year)
Beaumont TX (US)	MMA	156	—
Belle WV (US) (a)	SpMA	57	—
Billingham (UK)	MMA	211	—
	SpMA	41	—
	Liquid sodium cyanide	30	—
	Polymer	—	3
Caojing (China PRC)	MMA	93	—
Clairvaux (France)	Cast acrylic sheet	—	2
Darwen (UK)	Cast acrylic sheet	—	31
	Composites	—	6
Ibaraki (Japan)	Composites	—	6
Kaohsiung (Taiwan) (b)	MMA	100	—
Memphis TN (US)	MMA	168	—
	Cast acrylic sheet	—	21
Monterrey (Mexico) (d)	Extruded acrylic sheet	—	6
Newton Aycliffe (UK)	Polymers and resins	—	3
Olive Branch MS (US)	Extruded acrylic sheet	—	45
	Polymers and resins	—	45
Parkersburg WV (US) (a)	Polymers and resins	—	12
Presidents Island, Memphis, TN (US)	Polymers and resins	—	18
Umbogintwini (South Africa)	Cast acrylic sheet	—	5
	Extruded acrylic sheet	—	1
Rozenburg (Netherlands)	Polymers and resins	—	21
Bangkok (Thailand) (c)	Cast acrylic sheet	—	9
	Extruded acrylic sheet	—	10
Total		853	244

(a)           DuPont currently operates these facilities on our behalf pursuant to a service agreement.

(b)          We own approximately 60% and CPDC owns the remaining 40% of this facility.

(c)           We own 59% of this facility and East Asiatic (Thailand) Co Ltd owns 19.5%.

(d)          Plant site and facilities leased by Lucite International.

In late 2003 we invested in a newly formed subsidiary in China. This subsidiary is a joint venture between Lucite International Limited and Lucite International Holdings Limited to construct and operate a facility producing MMA for the Chinese market. Construction of the facility commenced in October 2003; the facility was commissioned in the first half of 2005 and successfully passed its performance tests on July 1, 2005. The facility’s initial capacity is approximately 93 kilotonnes per year, compared to our global MMA capacity of approximately 635 kilotonnes (excluding China) as of December 31, 2005.

The construction of our plant in China was funded by total equity of £22 million (including £5 million invested by Lucite International Limited) and loans taken out with a leading Chinese Bank for approximately £38 million in total, including construction and funding of working capital.

ITEM 4A           UNRESOLVED STAFF COMMENTS

NOT APPLICABLE

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

Approximately 20–25% of our upstream production is used internally in our downstream business while approximately 75–80% is sold into the merchant market to manufacturers of paints, coatings, adhesives, sealants, inks and other acrylic products.

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

Raw materials have, during the past five years, accounted for approximately 78–86% of the cost of monomer production. Acetone constitutes the principal raw material used in the production of MMA and has been an important factor in setting our MMA selling prices. Natural gas and ammonia are also important feedstocks to the production of the intermediate HCN.

An increase to key raw material prices such as acetone, natural gas, ammonia and to a lesser extent methanol can have a large impact on our profitability. During the year ended December 31, 2005, these raw materials’ prices continued to increase significantly (see Item 5A, Operating Results, for further comments). Historically, we have been able to pass on to our customers most of the changes in monomer raw material prices although typically there has been a three to six month lag.

Downstream demand for monomers from both our own downstream operations and our external customer base is driven by consumer demand for end-use products and linked to improvements in living standards. This demand will vary reflecting the different economic conditions within regions.

Barriers to entry into the market include technology, lead time to construct a cost-effective manufacturing facility and availability of feedstock. During the year ended December 31, 2005, supply remained relatively balanced. Volumes were slightly down while revenue and margin performance was better than during the year ended December 31, 2004, as prices recovered the high cost of key feedstocks.

Following the introduction of our new China MMA facility in the second half of 2005, supply is likely to start easing somewhat going forward, while utilisation rates should remain high. This facility will produce around 93 kilotonnes of MMA a year. One of our competitors, MRC, is currently constructing a 90 kilotonne plant in China that is expected to be commissioned by mid-2006. We are also aware of other potential capacity increases by competitors amounting to approximately 170 kilotonnes of additional capacity due to come on-stream between 2006 and 2008. Other potential or speculative capacity has also been announced. With year-on-year demand growth, we expect the supply and demand position will be sustainable with some year-on-year variations.

We have found that our process of producing MMA using the ACH process is cost-effective relative to other processes and achieves greater economies of scale than the C4 method favoured by Japanese producers. We have also developed a new patented two-stage process to synthesise MMA from ethylene, methanol and carbon monoxide which we refer to as our ‘Alpha’ technology and which will enable us to produce MMA at attractive cost levels and without scale limitation. The first commercial Alpha plant will be located on Jurong Island, Singapore.

Downstream

The downstream segment produces methacrylate materials in various forms, which include acrylic sheet in a variety of forms, polymers, resins and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold worldwide.

During 2005, downstream product prices increased compared to 2004. Competitive price pressures within the sector resulted in continued margin pressure from raw material prices.

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

An increase to the selling price of methacrylate monomers can be passed on to customers depending upon the relative competitiveness of the different market sectors. Some margin deterioration may therefore occur when raw material prices are increasing significantly.

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

Currency Impacts

Our operations are conducted in a large number of countries. The results of operations and the financial position of these operations are reported in the relevant foreign currencies and then translated into pounds sterling at the applicable exchange rates for inclusion in our financial statements. The exchange rates between these currencies and the pound sterling in recent years have fluctuated significantly, in particular the US dollar, and may in the future fluctuate substantially; we generate a significant percentage of our revenues and a substantially lower percentage of our operating expenses in currencies other than the pound sterling and so fluctuations in the value of the pound sterling against other currencies have had in the past, and may have in the future, a material effect on our turnover and operating margins as reported in pounds sterling. (See Item 5A, Operating Results, for details of the currency impact on the year ended December 31, 2005.)

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

Pension liabilities

The amounts recognised in the financial statements relating to principal pension and other post-retirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could be settled at December 31, 2005, rate of increase in future compensation levels and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 21 to the financial statements. The Group fully adopted FRS17 in 2005. For each of the key schemes a valuation under FRS17 was prepared by independent actuaries as at December 31, 2005, and all these schemes have been accounted for under FRS17.

The expected long-term rate of return on assets is developed with input from independent, professionally qualified actuaries who base these assumptions on broad equity and bond indices. The long-term rate of return assumption used for determining net periodic pension expense for 2005 was 8.25% for the US Scheme and 7.2% for the UK scheme. These rates have been discussed with the actuaries and we believe that based on our mix of equities and bonds and the inflation assumptions used the rates applied are appropriate. Future actuarial pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in the pension plans.

The discount rates used for determining future pension obligations are based on long-term high quality corporate bonds. The discount rate used to value the US liabilities reduced from 5.75% at December 31, 2004, to 5.5% at December 31, 2005. The discount rate used to value the UK liabilities reduced from 5.3% at December 31, 2004, to 4.85% at December 31, 2005. The assumption for the long-term rate of increase in compensation levels was 4.5% for the US scheme and 3.9% for the UK scheme at December 31, 2005. According to the independent actuaries, a change of 0.1% in the discount rate applied could result in a change of approximately £0.9 million and £3.5 million in the pension liabilities of the US and UK pension schemes, respectively, as at December 31, 2005.

The fair value of the US scheme assets increased from £35 million at December 31, 2004, to £44 million at December 31, 2005, including favourable exchange movements of £2 million and improved return on investment of £3 million. The fair value of the UK scheme assets increased from £72 million at December 31, 2004, to £93 million at December 31, 2005, reflecting improved return on investment of £16 million as well as additional funding provided during the year ended December 31, 2005. For the UK scheme these are used to determine the charge under US GAAP but are not relevant for the charge under UK GAAP.

The fair value of the US scheme liabilities increased from £59 million at December 31, 2004, to £78 million at December 31, 2005, including adverse exchange movements of £5 million as well as the impact of additional employees taken on at the Beaumont site from DuPont. The fair value of the UK scheme liabilities increased from £118 million at December 31, 2004, to £138 million at December 31, 2005. The increase in the scheme liabilities reflects the impact of changes in financial assumptions used during the year ended December 31, 2005. For the UK scheme these are used to determine the charge under US GAAP but are not relevant for the charge under UK GAAP.

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

Net deferred tax assets under UK GAAP amounted to £12 million at December 31, 2005, relating to the excess of losses and short-term timing differences over accelerated capital allowances.

During the year ended December 31, 2005, we recognised a debit of £4 million under UK GAAP relating to short-term timing differences utilised in the US. A net deferred tax credit of £3 million has been recognised in respect of tax losses in the period. This net credit was recognised due to increased certainty that we will be able to relieve losses generated in prior years against suitable profits in the relevant jurisdictions within the foreseeable future.

Following our adoption of FRS17 during 2005, we have potential deferred tax assets relating to our increased pension liability. We have not recognised these due to the high level of uncertainty surrounding the possible reversion of these assets in the foreseeable future.

Environmental Liabilities

Liabilities for environmental matters are accrued for when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based upon current law and existing technologies. These estimates take into account current law, existing technologies and management’s judgment about future changes in regulation.

Environmental compliance costs include ongoing maintenance, monitoring and similar costs. Environmental costs are accrued when environmental assessments or remedial efforts are probable and the cost can be reasonably estimated. Such accruals are adjusted as further information develops or circumstances change. Costs of future obligations are discounted to their present values using the Company’s weighted average cost of capital.

Environmental costs are capitalised if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Environmental costs are also capitalised in recognition of legal asset retirement obligations resulting from the acquisition, construction and/or normal operation of a long-lived asset. Costs related to environmental contamination treatment and clean-up are charged to expense. Estimated future incremental operations, maintenance and management costs directly related to remediation are accrued when such costs are probable and estimable.

As of December 31, 2005, the Company adopted Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN47”), which addresses financial accounting requirements for retirement obligations associated with tangible long-lived assets. During the current year, we have undertaken to assess the asset retirement and site clearance liabilities. However, realistically the situation is unclear at almost every site, either because the cost cannot be established with any certainty or it is not possible to determine when the Group will vacate the site. Management has therefore concluded that it is impossible to determine at this time, with reasonable accuracy, the potential liability for asset retirement and site clearance, and as a result no liability has been recorded in the Group’s balance sheet as of December 31, 2005.

See the Environmental and Legal Matters sections of this Management’s Discussion and Analysis for further discussion on environmental and legal liabilities.

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

The calculation requires us to make estimates concerning future cash flow of the business based on future expected sales prices and future expected feedstock prices. These estimates are made using long-term forecast information for the business and are based on our best view of future market conditions. The chemical industry is however variable and changing market demands and prices may impact on these future projections of cash flow. Substantially all of our revenue is attributable to sales of MMA and MMA-related products, the prices of which have been historically sensitive to relative changes in supply and demand and the availability and price of feedstocks. Our ability to pass on higher feedstock prices is to a large extent dependent upon market conditions and thus impacts on our future cash forecasts.

The calculation discounts future cash flow at an appropriate discount rate for the Company based on the financial structure that we have in place. We have used an average discount rate of 9% based on the weighted average cost of capital of a number of companies of similar structure within our industry. We have conducted a sensitivity review on the numbers calculated and found that a 1% to 2% increase in the discount factor or a 10% reduction in our cash flows as anticipated in the calculation would give rise to a potential impairment of between £1 million and £9 million in one of the segments considered.

This policy is considered to be a critical accounting policy, as impairment charges recorded in the profit and loss account would have a significant impact on net profit.

A.   OPERATING RESULTS

The following table shows historical turnover and operating profit for our principal businesses for the three years ended December 31, 2005.

	Year ended
	December 31,
	£ million
	2003	2004	2005
	as restated	as restated
Turnover:
Upstream	511	536	611
Downstream	276	282	292
	787	818	903
Interclass eliminations	(93)	(111)	(123)
Total turnover	694	707	780
Operating profit:
Upstream	56	56	60
Downstream	15	11	4
Total operating profit	71	67	64

Year ended December 31, 2005 compared to the year ended December 31, 2004

Turnover

	Year ended December 31, 2004	Exchange	Volume/Mix	Price	Year ended December 31, 2005
	£m	£m	£m	£m	£m
Total turnover	707	10	(29)	92	780
Percentage increase/(decrease)		1%	(4%)	13%	10%
Upstream turnover (i)	536	8	(23)	90	611
Percentage increase/(decrease)		1%	(4%)	17%	14%
Downstream turnover	282	3	(16)	23	292
Percentage increase/(decrease)		1%	(6%)	8%	3%

(i)             Upstream amounts include intra-company sales

Turnover for the year ended December 31, 2005 increased by 10% compared to the same period last year.

Turnover for the year ended December 31, 2005 was favourably affected by the translation impact of the marginally stronger dollar during the period. The average rate for the year ended December 31, 2005 was $1.82 to £1.00 compared to an average rate for the year ended December 31, 2004 of $1.83 to £1.00. Just under half of our sales are generated from US operations with another approximately 20% generated within Asia where exchange rates are strongly linked to the dollar.

Demand for methacrylate products decreased during the year ended December 31, 2005, with higher selling and raw materials prices. Upstream sales decreased by 4% during the year ended December 31, 2005, compared to the year ended December 31, 2004, on volume and mix effects.

Downstream sales decreased by 6% compared to the year ended December 31, 2004, on volume and mix effects. Management believes this is related to de-stocking.

Raw material prices increased significantly during the year ended December 31, 2005. The higher raw material prices are reflected in selling prices subject to lags of between three and six months. Selling prices recovered the increase in raw material prices during the period, resulting in an increase in upstream prices of 17% for the year ended December 31, 2005, compared to the year ended December 31, 2004.

Higher feedstock costs are also reflected in downstream prices where possible. The ability to pass on these higher feedstock prices to downstream products is a function of the relative competitiveness of each downstream market and time. Downstream prices increased 8% for the year ended December 31, 2005, compared to the year ended December 31, 2004.

Cost of sales

	Year ended December 31, 2004	Exchange	Volume/Mix	Raw material prices net of fixed cost movements	Year ended December 31, 2005
	£m	£m	£m	£m	£m
Total cost of sales	538	8	(15)	75	606
Percentage increase/(decrease)		2%	(3%)	14%	13%
Upstream cost of sales	425	5	(12)	74	492
Percentage increase/(decrease)		1%	(3%)	17%	15%
Downstream cost of sales	224	3	(11)	21	237
Percentage increase/(decrease)		2%	(5%)	9%	6%

Cost of sales for the year ended December 31, 2005, increased by 13% compared to the year ended December 31, 2004.

Cost of sales for the year ended December 31, 2005, was adversely affected by the translation impact of the marginally stronger dollar during the period. The average rate for the year ended December 31, 2005, was $1.82 to £1.00 compared to an average rate for the year ended December 31, 2004, of $1.83 to £1.00. Just under half of our production is generated from US operations with another approximately 20% generated within Asia where exchange rates are strongly linked to the dollar.

Raw material prices increased significantly during the year ended December 31, 2005, in light of hurricanes Katrina and Rita in the US and high gas prices in the UK during Q4 2005. These increases, net of fixed cost movements, resulted in a 17% adverse variance within cost of sales for the upstream business, and a 9% adverse variance within cost of sales for the downstream business during the year ended December 31, 2005, compared to the year ended December 31, 2004. Incorporated in the fixed cost movements there was also a reclassification of administration costs to Net Operating costs of approximately £5 million for the year ended December 31, 2005. This reclassification had no effect on total costs for the period.

There was a 3% decrease in upstream cost of sales during the year ended December 31, 2005, compared to the year ended December 31, 2004, on volume and mix effects. Downstream cost of sales decreased by 5% during the year ended December 31, 2005, compared to the year ended December 31, 2004, on volume and mix effects.

Net operating costs

	Year ended December 31, 2004	Exchange	Spend	Year ended December 31, 2005
	£m	£m	£m	£m
Total operating costs	102	—	8	110
Percentage increase/(decrease)		—%	8%	8%
Upstream operating costs	55	—	4	59
Percentage increase/(decrease)		—%	7%	7%
Downstream operating costs	47	—	4	51
Percentage increase/(decrease)		—%	9%	9%

Net operating costs increased by approximately £3 million for the year ended December 31, 2005, for work undertaken to support a review of re-financing or potential sale of the business.

There has also been a reclassification of administration costs from cost of sales of approximately £5 million for the year ended December 31, 2005. This reclassification had no effect on total costs for the period.

Net interest payable and other charges

£m
Interest charged for the year ended December 31, 2004 — as restated	28
Increase in pension fund finance charge	1
Interest on new loans raised — China debt	2
Interest charged for the year ended December 31, 2005	31

Movements for the year ended December 31, 2005, comprise the increase in pension fund finance charge (£1 million) and interest on external loan raised in China as part of financing the new MMA facility (£2 million).

As a result of these movements, net interest payable and other charges increased £3 million during the year ended December 31, 2005, compared to the year ended December 31, 2004.

Taxation on Profit on Ordinary Activities

The taxation charge on the profit on ordinary activities increased from a taxation charge of £nil million for the year ended December 31, 2004, to a taxation charge of £7 million for the year ended December 31, 2005. Underlying current taxes increased by £1 million principally as a result of Kaohsiung Monomer Company (KMC) profits during the period. Deferred tax credits reduced to £nil million, net of reversal of short-term timing differences and the re-assessment of the potential utilisation of tax losses.

Equity Minority Interests

Equity minority interests increased to £6 million for the year ended December 31, 2005, compared to £4 million for the year ended December 31, 2004, due to an increase in KMC profits.

Year ended December 31, 2004 compared to the year ended December 31, 2003

Turnover

	Year ended December 31, 2003	Exchange	Volume/Mix	Price	Year ended December 31, 2004
	£m	£m	£m	£m	£m
Total turnover	694	(63)	34	42	707
Percentage increase/(decrease)		(9%)	5%	6%	2%
Upstream turnover (i)	511	(43)	20	48	536
Percentage increase/(decrease)		(8%)	4%	9%	5%
Downstream turnover	276	(20)	25	1	282
Percentage increase/(decrease)		(7%)	9%	—%	2%

(i)             Upstream amounts include intra-company sales

Turnover for the year ended December 31, 2004, was adversely affected by the translation impact of the weaker dollar during the period. The average rate for the year ended December 31, 2004, was $1.83 to £1.00 compared to an average rate for the year ended December 31, 2003, of $1.63 to £1.00. Just under half of our sales are generated from US operations with another approximately 20% generated within Asia where exchange rates are strongly linked to the dollar.

Demand for methacrylate products remained strong during the year ended December 31, 2004, led by strong consumer demand in all regions combined with a general shortage of product. Upstream volumes during the year ended December 31, 2004, increased 3% compared to volumes during the year ended December 31, 2003, resulting in a favourable effect on turnover of 4% when combined with favourable mix variances.

Downstream volumes increased 8% compared to volumes during the year ended December 31, 2003, resulting in a favourable effect on turnover of 9% when combined with favourable mix variances.

Raw material prices increased considerably during the year ended December 31, 2004. The higher raw material prices are reflected in selling prices subject to lags of between three and six months. This has resulted in upstream prices being 9% higher for the year ended December 31, 2004, compared to the year ended December 31, 2003.

Higher feedstock costs are reflected in downstream prices where possible. The ability to pass on these higher feedstock prices to downstream products is a function of the relative competitiveness of each downstream market and time. Downstream prices have increased for some product areas but in aggregate downstream prices remain stable compared to the same period last year.

Cost of sales

	Year ended December 31, 2003 as restated	Exchange	Volume/Mix	Fixed Cost Spend as restated	Raw material prices (net of fixed cost savings)	Year ended December 31, 2004
	£m	£m	£m	£m	£m	£m
Total cost of sales	530	(51)	13	(1)	47	538
Percentage increase/(decrease)		(10%)	2%	—%	9%	1%
Upstream cost of sales	407	(34)	12	1	39	425
Percentage increase/(decrease)		(8%)	3%	—%	9%	4%
Downstream cost of sales	216	(16)	13	(1)	12	224
Percentage increase/(decrease)		(7%)	6%	(1%)	5%	3%

Cost of sales for the year ended December 31, 2004, was favourably affected by the translation impact of the weaker dollar during the period. The average rate for the year ended December 31, 2004, was $1.83 to £1.00 compared to an average rate for the year ended December 31, 2003, of $1.63 to £1.00. Approximately half of our production is generated from US operations with another approximately 15% generated within Asia where exchange rates are strongly linked to the dollar.

Raw material costs increased substantially during the year ended December 31, 2004, resulting in a 9% price variance within cost of sales for the upstream business.

There was a 3% increase in upstream volumes during the year ended December 31, 2004, compared to the year ended December 31, 2003.

An 8% volume increase in downstream products during the year ended December 31, 2004, compared to the year ended December 31, 2003, resulted in an adverse cost of sales variance of 6% when combined with unfavourable mix effects and non-variable elements within cost of sales.

Cost of sales for the year ended December 31, 2004, was favourably affected by lower employee costs of approximately £3 million in the UK as a result of reduction in performance-based bonus accrual. Offsetting charges were incurred as part of administrative costs (see Net operating costs below).

Net operating costs

	Year ended December 31, 2003	Exchange	Spend	Year ended December 31, 2004
	£m	£m	£m	£m
Total operating costs	93	(3)	12	102
Percentage increase/(decrease)		(3%)	13%	10%
Upstream operating costs	48	(1)	8	55
Percentage increase/(decrease)		(2%)	17%	15%
Downstream operating costs	45	(2)	4	47
Percentage increase/(decrease)		(5%)	9%	4%

Net operating costs were favourably affected by the translation impact of the weaker dollar during the year ended December 31, 2004.

Net operating costs were impacted during the year ended December 31, 2004, by additional distribution costs of approximately £2 million arising from higher sales volumes and mix effects during the period compared to year ended December 31, 2003.

The construction of the new MMA facility in China has increased upstream net operating costs by £2 million for the year ended December 31, 2004, compared to the year ended December 31, 2003. Downstream net operating costs were £1 million higher for the year ended December 31, 2004, compared to the year ended December 31, 2003, due to the additional costs of setting up a dedicated distribution facility in the UK.

There were additional employee costs of approximately £4 million during the year ended December 31, 2004, compared to the year ended December 31, 2003, including £3 million for performance-based bonuses. This was offset by a reduction in employee costs charged to cost of goods sold (refer Cost of Sales above).

Net interest payable and other charges

as restated
£m
Interest charged for the year ended December 31, 2003	38
Exchange movements	(7)
Additional interest on senior notes	1
Fees on debt facility with parent company	(1)
Lower interest on senior debt	(3)
Interest charged for the year ended December 31, 2004	28

Only a portion of external debt denominated in non-UK currency is hedged against the assets of the Group. A portion of exchange movements is taken to reserves based on the specific currencies hedged and the balance is charged to the profit and loss account. This resulted in a positive exchange movement of £7 million for the year ended December 31, 2004, compared to a negative movement of £7 million for year ended December 31, 2003. Other movements comprise the reduction in interest payable on senior debt. This reduction has arisen as a result of the full repayment of the revolving credit facility and a lower rate of interest applied to the senior debt.

Taxation on Profit on Ordinary Activities

The taxation charge on the profit on ordinary activities decreased from a taxation charge of £6 million for the year ended December 31, 2003, to a taxation charge of £nil for the year ended December 31, 2004. Underlying current taxes remained consistent with 2003, but were reduced by deferred tax credits related to the reversal of unutilised capital allowances from the prior year and re-assessment of the potential utilisation of tax losses.

Equity Minority Interests

Equity minority interests remained at £4 million for the year ended December 31, 2004, compared to the year ended December 31, 2003.

New US Financial Accounting Standards and pronouncements not yet effective

In November 2004, the FASB issued Financial Accounting Standard No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (revised ) (FAS151). FAS151 amends the guidance in ARB No. 43, Chapter 4, ‘Inventory Pricing,’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS151 requires that those items be recognised as current-period charges. In addition, FAS151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS151 is effective for the Group for the year ending December 31, 2006. We do not currently anticipate this pronouncement to have a material impact on the Group’s results.

In December 2004, the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS123R). FAS123R requires that companies expense the value of employee stock options and other awards. FAS123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. FAS123R is effective for the Group for the year ending December 31, 2006. We do not currently anticipate this pronouncement to have a material impact on the Group’s results.

In December 2004, the FASB issued Financial Accounting Standard No. 153, Exchanges of Non-monetary Assets (FAS153). FAS153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS153 is effective for the Group for the year ending December 31, 2006. We do not currently anticipate this pronouncement to have a material impact on the Group’s results.

Recent UK accounting pronouncements

In April 2004, the ASB issued Financial Reporting Standard 20, Share-based Payment (FRS20). FRS20 specifies the financial reporting of share-based payment transactions. In particular, the standard requires that the profit or loss and the financial position of an entity include expenses associated with the grant of share options to employees. FRS20 is effective for the Group for the year ending December 31, 2006. We do not currently anticipate this pronouncement to have a material impact on the Group’s results.

In December 2004 the ASB issued accounting standards FRS23, FRS24, FRS25 and FRS26. The application of FRS’s 23, 24 and 26, together with the disclosure requirements of FRS25 is determined by reference to an entity’s implementation of FRS26. The Group does not currently fall into the scope of mandatory adoption of FRS26. Based on a current exposure draft, the standard would be effective for the Group from the year ending December 31, 2007.

International Financial Reporting Standards (“IFRS”)

We are not subject to recently enacted legal requirements mandating the adoption of IFRS, and believe it is in the best interest of the Company to continue reporting on a UK GAAP basis. We believe our continued use of UK GAAP provides greater historical comparability.

B.   LIQUIDITY AND CAPITAL RESOURCES

Sources and uses of liquidity

Our main sources are cash from operating activities and from financing activities. This liquidity is then used to service our debt by way of interest payments and principal repayments and to support our capital assets by means of capital expenditure. Up to fifty percent of any additional cash generated over and above these requirements must be applied to repay amounts payable under our senior credit facilities (limited to twenty-five percent based on a leverage ratio below 2.5). We expect to make such a cash payment based on the Group’s performance for the year ended December 31, 2005, subject to the issue of the report on covenant performance for 2005. The relevant covenant ratios are the leverage ratio, cash-flow to debt service ratio and interest cover ratio. All financial covenants were achieved for the year ended December 31, 2005.

Operating activities

Cash flow provided by operating activities was £109 million for the year ended December 31, 2005, £92 million for the year ended December 31, 2004, and £94 million for the year ended December 31, 2003. Working capital balances resulted in an inflow of £2 million for the year ended December 31, 2005, versus an outflow of £15 million for the year ended December 31, 2004, reflecting a combination of increased stock values being more than offset by an increase in creditors balances as a result of higher raw material prices, and debtors’ balances (supported by days sales outstanding) remaining fairly consistent with the year ended December 31, 2004. Management believes that our working capital position for the year ended December 31, 2005, is adequate to meet our present requirements.

Cash generated in our subsidiaries in Taiwan (KMC) and Thailand (Thai Polymer Company or TPA) is only available to the Group by means of dividends which are subject to local legal restrictions.

Financing activities and servicing of debt

We continue to have significant cash requirements for debt service. As of December 31, 2005, we had £122 million (2004: £133 million) outstanding in term loans and revolving facilities borrowed under our senior credit facilities and €250 million or £173 million (2004: €250 million or £178 million) aggregate principal amount of notes outstanding including the un-amortised premium on senior notes. During 2005, our revolving credit facility remained fully unutilised. We also repaid £18 million of the senior debt balance outstanding as scheduled during 2005.

The construction of our plant in China was funded by total equity of £22 million (including £5 million invested by Lucite International Limited) and loans taken out with a leading Chinese Bank for approximately £38 million in total, including construction and funding of working capital. As of December 31, 2005, we had an outstanding balance of £38 million on the loan with the Chinese Bank. Debt incurred in the new Chinese subsidiary is ring-fenced from the remainder of the Group and secured solely on the assets of the Chinese subsidiary. Our investment in the new China facility is summarised in the table below.

Summary of the investment in our new MMA facility in China:

Year ended December 31, 2005
£m
Lucite International Limited	5
Lucite International Holdings Limited (net of technology licence fees — £6 million)	11
Debt with a leading Chinese Bank	38
Total investment	54

Based on predicted economic and market conditions we believe that our future operating performance will be sufficient to service amounts outstanding under our senior credit facilities, as well as the amounts due under the notes but will be subject to changes in economic conditions, financial, business and other factors, many of which are beyond our control. We currently have additional borrowing facilities up to $85 million (£50 million less $1 million of guarantees) under our $85 million revolving credit facility.

Borrowings under our senior credit facilities bear interest at LIBOR-based floating rates for varying interest periods. Our senior credit facilities consist of three term loan facilities for an aggregate of £122 million ($209 million) as at December 31, 2005, and a revolving working capital facility with a maximum commitment of up to £50 million ($85 million) which was fully unutilised at December 31, 2005. The senior credit facilities impose restrictions on our ability to make capital expenditures and limit our ability to incur additional indebtedness. Similarly, the terms of the notes also impose restrictions on the incurrence of additional debt. The notes are scheduled to be repaid in one instalment on May 15, 2010 of €250 million. However, we may be required to purchase the notes before that date in the event of a change of control or a material asset sale.

Capital Expenditures

During the current and prior years our capital expenditure was as follows:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	£m	£m	£m
Safety, health and environment	4	4	9
Maintaining asset capacity	14	13	25
Growth projects	14	21	28
Total capital expenditure	32	38	62

The capital expenditure on growth projects includes approximately £13 million relating to the construction of our newly completed MMA facility in China. The capital expenditure on maintaining asset capacity includes the cost of two planned tri-annual plant overhauls. We currently anticipate that our capital expenditures will be approximately £40 million through 2006 in respect of our existing facilities which includes approximately £11 million to be spent on safety, health and the environment. In addition, approximately £7 million will be spent on the scheduled overhaul at our Fite Road, Memphis MMA facility, approximately £12 million on the new Alpha MMA facility in Singapore, and approximately £28 million on AN/HCN facilities at our Beaumont, Texas facility. Capital expenditure will be funded with a combination of internally generated and external funding.

Commitments for capital expenditure are £19 million, representing amounts that we have contracted to purchase but have not yet purchased and £39 million representing expenditure that we have authorised but not yet contracted for in respect of our existing facilities.

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

We hedge a small portion of our accounts receivable in Europe in order to offset the potential currency exposure of selected receivables. As of December 31, 2005, the total amount of currency hedges was £6 million. We also structured our original debt obligations in currencies that naturally hedge against movements in our trading cash flows.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our Research, Technology and Engineering Group constitute our research and development core. Since 1999 we have enhanced our management and focus of research and development expenditures. Our investment in 2005 was £9 million on new product and process technologies (2004: £9 million, 2003: £9 million).

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

Increasing the market for acrylic products

We constantly strive toward increasing the market for acrylics through the development of new product applications, either through our own downstream operations or in conjunction with strategic partners. During 2005, we spent approximately £4 million on research and development to expand and create downstream applications for acrylic products. In 2005 sales of new products developed in the past three years constituted approximately 19% of our downstream sales and 22% of our gross margin.

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

During 2005, the methacrylates market continued to experience unprecedented increases in the prices of key raw materials, such as oil, natural gas, acetone and methanol; these increases were exacerbated by hurricanes Katrina and Rita in the US. The higher input costs were reflected in higher selling prices of upstream products. Demand growth slowed as higher prices stimulated some de-stocking in the supply chain.

E.   OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our total committed contracts that will impact on our cash position over the next five years and thereafter are as follows:

	Payments due by period £m
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations (a)(b)	332	23	67	227	15
Capital (finance) lease obligations	6	—	2	1	3
Purchase obligations (c)	694	156	225	111	202
Total	1,032	179	294	339	220

(a)           Consist of our senior credit facilities and senior notes

(b)          Includes China bank loan (outstanding balance as of December 31, 2005 was £38 million)

(c)           Non-cancellable purchase contracts represent long term contracts to purchase raw materials, most notably acetone, HCN, methanol and some utilities. These contracts represent minimum volume commitments for purchase volumes expected to be used within the normal course of business.

Interest is paid on the senior notes at 10.25%. The current rates applicable to our senior credit facilities are 2.42% plus a margin for the euro-denominated debt and 4.39% plus a margin for the US dollar-denominated debt. The margin ranges from 1.25% to 3.00% depending upon the maturity date of the tranche of debt.

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

ITEM 6                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive officers of Lucite International Group Holdings Limited

The following table sets forth the name, age and principal position of each of the persons that are directors and executive officers of Lucite International Group Holdings Limited:

Name	Age	Position
Ian R. Lambert	50	Chief Executive Officer and Director
Annie S. Veerman	44	Chief Financial Officer, Secretary and Director
J. Jefferson Davis	62	President of Lucite International Inc. and VP — Americas
A. Paul Henderson	50	VP — Europe, Middle East and Africa and Director
Gregory Liou	56	VP — Asia Pacific and General Manager, KMC
Neil L. Sayers	52	VP — Technology and Manufacturing and Director

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

Annie S. Veerman joined ICI in 1980, and worked in Australia in the fertiliser and agrochemical business of Incitec. She then became the International Accountant for the Films business in the UK before moving to Belgium to work on the acquisition of the DuPont Acrylics business and the sale of the ICI Fibres business. In 1994, Ms. Veerman became a Finance Manager in ICI’s Acquisitions and Planning Department. She then spent two years based in Memphis as Finance and IT Director of ICI Acrylics Inc before becoming Finance Director of Uniqema in the Netherlands in 1998. In 1999, she was appointed Procurement Director of Uniqema. Ms. Veerman was appointed Executive Director and Chief Financial Officer of Lucite International on June 1, 2003. Ms. Veerman is a Certified Practicing Accountant (Australia) with a degree in Business Studies and an MBA from Cranfield University.

J. Jefferson Davis joined ICI Acrylics in 1993 from DuPont. Mr Davis has spent much of his career in the acrylics industry and has wide experience in both commercial and operational roles. He was Managing Director of the Lucite Acrylic Sheet Business before it was transferred to ICI Acrylics’ ownership in 1994. From 1994 to 1996, Mr. Davis was Manufacturing Director, ICI Acrylics Inc. before taking on responsibility for worldwide Manufacturing and Technology. In 2001, Mr Davis was appointed to his current role as President, Lucite International Inc., and Executive Director, Americas. Mr Davis has a BSc from Georgia Institute of Technology.

A. Paul Henderson joined ICI Petrochemicals in 1978. He spent time in the UK, South Africa and the US in a number of marketing roles within the Fibre Intermediate and Aromatics businesses before joining ICI Fibres in 1990. From 1990 to 1993, Mr Henderson managed the global sales of Nylon Textile Filament yarns from Oestrigen in Germany. Following the 1993 sale of the ICI Nylon business to DuPont, he transferred to DuPont in Geneva as Sales and Marketing Manager for Nylon textiles in Europe. In 1998, Mr Henderson joined Burmah Castrol as European (Managing) Director for the speciality wax blending subsidiary, Dussek Campbell. Mr. Henderson joined Lucite International in March 2001 in his current role as Executive Director, Europe, Middle East and Africa. Mr. Henderson has a BA (Hons) in Modern Languages (French and Spanish) from Manchester University.

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

Neil L. Sayers joined ICI in 1974 and worked in a number of manufacturing and technical roles in the Nylon, Aromatics and Oil Refinery businesses before joining ICI Acrylics in 1988 as Cassel Site Technical Manager, becoming Site Manager in 1992. In 1998, Mr Sayers assumed responsibility for Global R&D. On July 1, 2001, Mr. Sayers was appointed Executive Director responsible for Manufacturing Excellence, Technology, Safety, Health and Environment on a global basis. Mr. Sayers has a BSc in Chemical Engineering from the University of Manchester Institute of Science and Technology.

B.               COMPENSATION

For the year ended December 31, 2005, aggregate compensation of executive officers and directors for Lucite International was £1.4 million (2004: £1.3 million). This includes £0.1 million (2004: £0.1 million) that we have paid into schemes for retirement and similar benefits for our directors and executive officers for the year ended December 31, 2005.

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

Geoffrey J. Arbuthnott is a Director of Charterhouse Capital Partners LLP and Non-executive Chairman of Lucite International Limited. An honours graduate in Law from Edinburgh University and a Chartered Accountant, he joined Charterhouse in 1984 where he has been responsible for the successful investments in Medway Ports, British Bus and Porterbrook. Mr. Arbuthnott led the investment in Lucite International for Charterhouse.

Peter R. Shaw was appointed a Non-Executive Director of Lucite International Limited on April 1, 2001. Mr Shaw is a graduate in chemistry with significant experience in the chemical industry and worked for ICI for 34 years in a number of senior international positions in Europe and Asia. From 1995 to 2000 Mr Shaw was ICI’s Group Vice President and Head of Mergers and Acquisitions.

Graham R. Hunt was appointed a Non-Executive Director of Lucite International on July 27, 2004. Mr Hunt has thirty five years experience of the chemical industry, the majority with BP. His  most  recent role was as Business Leader and Chairman of BP China, in which he led  the  development  of  their  $2.7 billion joint venture with Sinopec-Shanghai Petrochemicals  Company  in  Caojing near Shanghai. This complex will produce one million tons per year of ethylene, plus major investment in polyethylene, polypropylene, polystyrene and acrylonitrile units. Prior to this he was Business Leader for the global and strategic businesses of Acetyls and acrylonitrile in BP Chemicals. He also held a number of senior commercial and manufacturing roles in BP, including Vice President of BP Chemicals in the US, and Works Manager at Grangemouth, Scotland. On retirement from BP in June 2004, he became Chairman of the Supervisory Board of Verdugt bv in the Netherlands, and is also Vice Chairman of Red Lion Cement, in addition to the Lucite role. Mr. Hunt is 59 years of age, and graduated in Chemical Engineering from Gonville & Caius College, Cambridge University in 1968.

Our remuneration committee at December 31, 2005, consisted of Mr PR Shaw (Chairman), Mr GJ Arbuthnott, Mr GR Hunt and Mr IR Lambert.

The primary function of the remuneration committee is to determine remuneration and other terms of employment for the directors and senior employees of the Company having due regard for performance.

In setting the remuneration policy the committee considers a number of factors including:

•       the salaries and benefits available to senior management in comparable companies; and

•       the need to ensure senior management commitment to the continued success of the business by means of incentive schemes.

Directors

The directors serve for an indefinite term from appointment, subject to removal by a resolution of shareholders. No director is employed on terms and conditions other than those applicable to other salaried employees.

D.   EMPLOYEES

The average number of persons employed (including executive directors but excluding temporary and contract staff) is as follows:

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
Upstream	676	774	758
Downstream	1,306	1,317	1,341
	1,982	2,091	2,099
Europe	811	828	855
Americas	515	493	494
Asia	462	583	566
Rest of World	194	187	184
	1,982	2,091	2,099

	December 31, 2003	December 31, 2004	December 31, 2005
Number of employees at period end	1,995	2,098	2,211

Movement in employee numbers during the twelve months ended December 31, 2005 is analysed as follows:

	Upstream	Downstream	Total
Employees as at December 31, 2004	769	1,329	2,098
Movement due to new operations (1)	116	—	116
Net starters/(leavers)	(20)	17	(3)
Employees as at December 31, 2005	865	1,346	2,211

(1)    This movement is related to the taking on of 116 new employees as part of the agreement with DuPont to operate its AN and Site Services facilities in Beaumont, Texas (upstream).

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

The issued share capital of Lucite International Limited consists of 7,799,999 A Ordinary Shares, 1,300,001 B Ordinary Shares, 350,000 C Ordinary Shares, 360,309 D Shares and 979,060 E Shares. In addition, the issued share capital of Lucite International Limited also includes 174,910,999 A Preference Shares. These preference shares are not convertible into ordinary shares. The preference shares do not entitle their holders to vote for the election of directors of, or on any matters relating to, Lucite International Limited.

Under the Articles of Association of Lucite International Limited, A Ordinary Shares generally have the same voting rights as B Ordinary Shares. However, some holders of A Ordinary Shares and B Ordinary Shares and Lucite International Limited have entered into a Subscription and Shareholder Agreement that imposes limitations on the voting of these shares. Refer to “Subscription and Shareholder Agreement.” C Ordinary shares are ‘management shares’ and have the same voting rights as B Ordinary shares subject to any limitations contained in the subscription and shareholder agreement.

The following table sets forth information regarding the ownership of the Ordinary Shares of Lucite International Limited as at March 31, 2006, by the following:

•       Each person or group known by us to be the owner of more than 5% of the outstanding shares of the Ordinary Shares of Lucite International Limited; and

•       All of the directors and officers of Lucite International Limited and Lucite International as a Group.

Name	Number of Ordinary Shares	Percent of Ordinary Shares
Charterhouse Investors (a)	7,794,091	78%
B shares or equivalent in favour of employees of Lucite International which will be created from D and E shares on the occurrence of a liquidity event (b)	550,000	5%
Directors of Lucite International Limited (c)	350,000	4%
Directors of Ineos Investors (d) & related parties	1,100,000	11%
Other	205,909	2%

(a)           Charterhouse Investors means each of Charterhouse, any of its affiliates or subsidiaries, any person or fund managed or advised by any person in respect of its interest in Charterhouse and any investor in a Charterhouse fund (either in its capacity as investor or as direct co-investors).

(b)           Represents B Shares or equivalents that will be created on the occurrence of a liquidity event. These are currently held as D and E shares by Lucite International Employees in the Lucite International Share Plan.

(c)            Represents C Ordinary Shares that are held by the directors and senior management of Lucite International Limited. All directors hold less than 1% of the ordinary share capital of the Company.

(d)          Represents B Ordinary Shares that are held by the directors of Ineos Capital and related parties.

The D and E shares referred to in (b) above consist of 360,309 restricted D shares and 979,060 restricted E shares which have been issued to employees under the terms of the employee share scheme. These shares have no voting rights.

A liquidity event is effectively a sale, listing or liquidation of Lucite International e.g. in the event of Charterhouse selling all or a substantial portion of its remaining investment in the ordinary shares of Lucite International Limited.

The Company has issued restricted E shares to non-US employees. A proportion of these E shares will be redeemed by the Company and a proportion will become unrestricted with equivalent rights to the B ordinary shares in the Company on the occurrence of a liquidity event. The Company has also issued restricted D shares to US employees. A proportion of these D shares will be redeemed by the Company and a proportion will be converted into ordinary B shares on the occurrence of a liquidity event.

The number of E shares that become unrestricted ordinary shares, when added to the number of D shares that convert into B ordinary shares, will equal 550,000.

Lucite International Employee Share Plan

Our philosophy is that our employees should have the opportunity to participate in the creation of value for the parts of the business that they can directly influence. Our principal investors have allocated ordinary shares of Lucite International Limited as noted in footnotes (b) and (d) to the table above, the parent company of Lucite International, to management and employees. We and our principal investors have ensured that all of the management and employees of Lucite International have had the opportunity to acquire interests in these shares through the creation of an employee share plan.

Under the Lucite International Employee Share Plan, Charterhouse made available 550,000 ordinary one pence shares in the Company to employees. Shares will be allocated between employees based on business performance criteria at a future date when Charterhouse sells all or a substantial portion of its remaining investment in the ordinary shares in Lucite International Limited. The Employee Share Plan has been implemented by the issue of E shares and D shares in the Company to employees.

The Company has issued restricted E shares to non-US employees. A proportion of these E shares will be redeemed by the Company and a proportion will become unrestricted with equivalent rights to the B ordinary shares in the Company in the event of Charterhouse selling all or a substantial portion of its investment in the ordinary shares of Lucite International Limited.

The Company has also issued restricted D shares to US employees. A proportion of these D shares will be redeemed by the Company and a proportion will be converted into ordinary B shares in the event of Charterhouse selling all or a substantial portion of its remaining investment in the ordinary shares of Lucite International Limited.

The number of E shares that become unrestricted ordinary shares, when added to the number of D shares that convert into B ordinary shares, will equal 550,000.

The scheme is closed to new members.

Subscription and Shareholder Agreement

In October 1999, Lucite International Limited entered into a Subscription and Shareholder Agreement with its shareholders, including Charterhouse funds (the “Charterhouse Investors”) and directors of Ineos Capital Limited (the “Ineos Investors”). Charterhouse Investors and Ineos Investors have pre-emptive rights allowing them to acquire, in proportion to their respective shareholdings, any shares proposed to be issued by Lucite International Limited. Ineos Investors cannot transfer, grant, create or dispose of any right or interest in any shares of Lucite International Limited without the prior written consent of the Charterhouse Investors, subject to various exceptions. The exceptions include permitted transfers to family members or, if the Ineos Investor is a company, to a wholly-owned subsidiary. Ineos Investors, however, receive tag-along rights in cases of transfer of shares by Charterhouse Investors.

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

B.   RELATED PARTY TRANSACTIONS

Trading Transactions with Shareholders of the Group

For the twelve months ended December 31, 2003, Lucite International purchased management services from Charterhouse Capital Partners LLP for the amount of £27,000 plus related travel expenses.

Lucite International also purchased certain third party goods and services, mainly raw materials, from Ineos companies controlled by the Directors of Ineos Capital, in an aggregate amount of £29 million. We also sold some goods and services to Ineos companies in an aggregate amount of £2 million.

As at December 31, 2003, amounts payable to these companies totaled £2 million.

For the twelve months ended December 31, 2004, Lucite International purchased management services from Charterhouse Capital Partners LLP for the amount of £28,000 plus related travel expenses.

Lucite International also purchased certain third party goods and services from Ineos associated companies controlled by the Directors of Ineos Capital, to the value of £42 million. We also sold some goods and services to Ineos associated companies to the value of £1 million.

As at December 31, 2004, amounts payable to these companies totaled £6 million.

For the twelve months ended December 31, 2005, Lucite International purchased management services from Charterhouse for the amount of £29,000 plus related travel expenses.

Lucite International also purchased certain third party goods and services, mainly raw materials, from Ineos companies controlled by the Directors of Ineos Capital, to the value of £47 million.

As at December 31, 2005, amounts payable to these related companies totaled £7 million.

The directors consider that all transactions carried out with Ineos Companies are on an arms length basis.

There have been no related party activities with Charterhouse since the end of 2005.

C.               INTERESTS OF EXPERTS AND COUNSEL

NOT APPLICABLE

ITEM 8                   FINANCIAL INFORMATION

A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Item 18 of this Annual Report.

Legal proceedings

On March 25, 2003, the Group received notification that the European Commission is investigating Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. In August 2005, the Commission addressed a Statement of Objections to both companies formally alleging their participation in infringements of Article 81 relating to the supply of methacrylates. If it is found that Article 81 has been infringed, the Commission may impose fines and there could be civil liability in the event of any related claims for damages. It is not possible to give any reliable indication of the likely level of any fines or the prospect of such other liabilities arising. Moreover, there is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defense and by the Commission’s procedures. Lucite International Limited continues to co-operate fully with the Commission for itself and on behalf of its subsidiary.

Following an audit by the US Environmental Protection Agency (“EPA”) of the Fite Road facility in Memphis, Tennessee in December 2002, the EPA advised Lucite International Inc., our chief operating subsidiary in the US, on September 23, 2004, that it considers the Fite Road facility to be in violation of various provisions of the US Federal Clean Air Act (the “Act”) and other federal laws. Lucite International Inc. believes the Fite Road facility has always operated in accordance with permits issued by the Memphis Shelby County Health Department, which is authorised to issue such permits by the EPA. After continuing discussions with the EPA, a settlement agreement has been reached and the EPA and Lucite International Inc. have signed a Consent Decree with a cost of less than $2 million along with expenditures for required plant modifications within an agreed period to comply with the provisions of the Act. The Consent Decree was submitted to the Court on December 23, 2005, and signed by the judge, being entered into the court docket on February 28, 2006. The settlement has been reflected in our financial reporting.

Eight lawsuits were commenced in 2006 in several US jurisdictions against certain US and European chemical companies including Lucite International Limited and Lucite International Inc. The plaintiffs allege that they are direct or indirect purchasers of MMA and purport to bring these actions on behalf of themselves and other similarly situated purchasers of MMA. These lawsuits make allegations of anti-competitive conduct by the defendants similar to those alleged by the European Commission in the proceeding described above. The plaintiffs seek injunctive and monetary relief in unspecified amounts. On February 14, 2006, certain plaintiffs moved before the Judicial Panel on Multidistrict Litigation for transfer and consolidation of all of these related antitrust lawsuits to the Eastern District of Pennsylvania. Plaintiffs and certain defendants filed a brief in support of the motion for consolidation, though we did not file a brief supporting or opposing the motion. We anticipate that the lawsuits will be consolidated. We believe that all of these lawsuits are entirely without merit and we intend to defend them vigorously.

We are from time to time involved in various other legal proceedings of a nature considered normal to our business. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, guarantee, and established provisions or would not have a material adverse effect on our financial condition or our results of operations.

Dividend distribution policy

No dividends have been paid other than payments to minority interests in our Thai subsidiary, Thai Poly Acrylic plc and to minority interests in our subsidiary Kaohsiung Monomer Company Ltd.

There are no retained earnings available for payment of dividends under UK GAAP as at December 31, 2005.

B.             SIGNIFICANT CHANGES

There have been no significant changes since December 31, 2005.

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

For further information relating to our share capital, see item 6E above.

C.             MATERIAL CONTRACTS

Indenture dated as of May 4, 2000, among Lucite International Finance plc. as issuer, Lucite International Group Holdings Limited, Lucite International Investment Limited, Lucite International Holdings Limited, and Lucite International Holdco Limited, each as a guarantor, and The Bank of New York, as trustee. Pursuant to the terms and conditions of the agreement, Lucite International Finance issued €200,000,000 of our 10¼% senior notes due 2010, and we, along with the other guarantors, agreed to guarantee the notes. In June 2003, a further €50,000,000 of 10¼% senior notes due 2010 were issued under an indenture dated June 25, 2003, and we along with the other guarantors agreed to guarantee the notes. In October 2003, we issued an additional €200,000,000 of 10¼% senior notes due 2010 under this indenture in exchange for the €200,000,000 10¼% senior notes issued under the indenture dated May 4, 2000, so that such exchanged notes are fully fungible with the €50,000,000 of 10¼% senior notes due 2010 issued June, 2003.

D.            EXCHANGE CONTROLS

There are no UK foreign exchange controls currently in force that restrict the export or import of capital or that affect the remittance of interest, dividends or other payments to non-UK resident holders of the Company’s securities (except as otherwise detailed under Item 10E “Taxation”). There are no limitations imposed by UK law that restrict the right of non-UK resident or non-UK citizen owners to hold or vote the securities of the Company.

E.             TAXATION

United States Federal Income Taxation

The following summary describes the material United States federal income tax consequences of the ownership of notes by US holders (as defined below) as of the date hereof. The discussion set forth below is applicable to US holders (1) who are residents of the United States for purposes of the current United Kingdom/United States Income Tax Convention (the “Treaty”), (2) whose notes are not, for purposes of the Treaty, effectively connected with a permanent establishment in the UK and (3) who otherwise qualify for the full benefits of the Treaty. Except where noted, it deals only with notes held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, insurance companies, real estate investment trusts, regulated investment companies, partnerships or other pass-through entities for United States federal income tax purposes, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, persons holding notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, certain US expatriates, US holders of notes whose “functional currency” is not the US dollar or any state, local or foreign tax consequences. If a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner of a partnership holding the notes should consult tax advisors. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions hereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in federal income tax consequences different from those discussed below.

As used in this annual report, a US holder means a beneficial owner of a note that is (1) a citizen or individual resident of the United States, (2) a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organised in or under the laws of the United States or any political subdivision, (3) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (4) a trust (X) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Code or (Y) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Payments of Interest

Interest on a note will generally be taxable to a US holder as ordinary income at the time it is paid or accrued in accordance with the US holder’s method of accounting for United States federal income tax purposes. Interest income on a note generally will constitute foreign source income and generally will be considered passive income, which is treated separately from other types of income in computing the foreign tax credit allowable to US holders under United States federal income tax laws. US holders will generally be denied a foreign tax credit for foreign taxes imposed with respect to a note where a US holder does not meet a minimum holding period requirement during which the holder is not protected from risk of loss.

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

(except in any case by means only of clearing a cheque or arranging for the clearing of a cheque) that person (a “collecting agent”) is liable to account for UK income tax at the lower rate (currently 20%) on such interest and is entitled to deduct an amount from interest or other sums due from him to the holder unless:

(a)          the note is held in a “recognised clearing system” and the collecting agent either:

(1)          pays or accounts for the interest directly or indirectly to the “recognised clearing system”; or

(2)          is acting as depository for the “recognised clearing system” in respect of the Eurobond Note:

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

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from those projected results due to actual developments in the market.

Interest rates

Based on variable rate debt levels of £159 million at December 31, 2005, a one percent change in interest rates would impact net interest expense by approximately £2 million per annum.

Interest rate risk profile of financial liabilities

As at December 31, 2004 and 2005 the Company had the following interest rate profile for financial liabilities, after taking into account the rolling over of interest rates under current credit agreements used to manage the interest profile:

	At December 31, 2004
	Floating rate financial liabilities £’m	Fixed rate financial liabilities £’m	Total £’m
Currency
Euro	59	178	237
US Dollars	81	3	84
Chinese Renminbi	9	—	9
	149	181	330
Unamortised issue costs	(2)	(4)	(6)
Bank and other borrowings	147	177	324

	At December 31, 2005
	Floating rate financial liabilities £’m	Fixed rate financial liabilities £’m	Total £’m
Currency
Euro	47	173	220
US Dollars	93	4	97
Chinese Renminbi	20	—	20
	160	177	337
Unamortised issue costs	(1)	(3)	(4)
Bank and other borrowings	159	174	333

All the Group’s creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

Risk Management

The following table provides information about the Group’s financial instruments that are sensitive to changes in interest rates as of December 31, 2005. For the Company’s fixed rate and variable rate debt, the table below presents principal amounts at December 31, 2005, and weighted average interest rates by expected maturity date. Variable rates are based on implied forward rates as of December 31 derived from the zero coupon yield curve as of December 31, 2005.

	Interest Rate Risk Management Principal Amount by expected maturity
	2006	2007	2008	2009	2010	Thereafter	Total 12/31 2005	Total 12/31 2004 as restated	Fair value 12/31 2005	Fair value 12/31 2004 as restated
Fixed rate (Euro)	—	—	—	—	172	—	172	177	181	190
Interest rate (fixed)					10.25%
Variable rate (USD)	10	27	45	2	1	8	93	81	93	81
Interest rate (variable)	7.73%	7.99%	8.15%	8.28%	8.46%	8.68%
Variable rate (Euro)	8	39	—	—	—	—	47	59	47	59
Interest rate (variable)	5.33%	5.66%	5.40%	5.49%	5.56%	5.61%
Variable rate (Renminbi)	2	3	3	2	3	7	20	9	20	9
Interest rate (variable)	6.43%	6.43%	6.43%	7.33%	7.69%	8.50%

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

As of December 31, 2005, we did not have any interest rate hedges in place.

Raw materials risk management

During 2005, we entered into contractual arrangements to hedge a portion of our raw material prices against spikes in natural gas prices. These contracts are in the form of forward purchases and caps. The fair value of the arrangement as at December 31, 2005 equates to an asset of £nil when the price of the forward contracts and caps are compared to the market price of natural gas. At December 31, 2005 a volume of 752,500mm Btu was covered by the forward purchase arrangement covering the period to end March 2006.

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

Based on an evaluation as at December 31, 2005, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the US Securities Exchange Act of 1934) are effective to ensure that information required to be disclosed in the reports we file or submit under the US Securities Exchange Act of 1934 is recorded, processed, summarised and reported on a timely basis.

There have been no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15(e) or 15d-15(e) or in other factors that have materially affected these controls during the year ended December 31, 2005, or subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

ITEM 16B   CODE OF ETHICS

We currently operate a code of business conduct and ethics (the “Code of Conduct”) for all personnel. The Code of Conduct has been updated to be consistent with guidelines issued by the US Securities and Exchange Commission. The Board, including the CEO and CFO, adopted the code in 2004 and the business cascaded the updated Code to the organisation through 2005. The Code is available, free of charge, by contacting the registered office of Lucite International Limited at Queens Gate, 15-17 Queens Terrace, Southampton, SO14 3BP, United Kingdom.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year ended December 31, 2004 £’000	Year ended December 31, 2005 £’000
Audit fees	375	438
Audit-related fees (a)	8	8
Tax fees (b)	195	233
All other fees (c)	157	92
Total fees paid to principal accountants	735	771

(a)           Audit-related fees are in relation to pensions’ audit.

(b)          Tax fees are fees in respect of tax return preparation, consultation on tax matters and general tax advice relating to specific transactions and other tax planning.

(c)           All other fees are mainly fees in relation to support and advice for internal controls documentation.

The audit committee pre-approved a list of services that could be rendered by the principal accountant in 2005 pursuant to pre-approval policies and procedures established by the audit committee. For services other than those specified, approval would need to be obtained from the audit committee prior to performance of such services. Services provided by the principal accountant during 2005 were allowable services that were either pre-approved by the audit committee or were provided under contracts in existence at the date of introduction of our policy and were grandfathered under rule 2-01(e)(1) of regulation S-X.

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
2.3

Inter-creditor Deed, dated November 2, 1999, among Lucite International Limited, Lucite International Finance plc, Lucite International Finco Limited, Deutsche Bank AG, Merrill Lynch International, the Original Bridge Lenders and the High Yield Trustee. (4)

2.4	Loan Agreement, dated October 21, 1999, between Lucite International Finco Limited and Lucite International Finance plc. (5)
2.5	Amendment Agreement, dated April 28, 2000, to Loan Agreement dated October 21, 1999, between Lucite International Finco Limited and Lucite International Finance plc. (6)
2.6

Indenture, dated June 25, 2003 among Lucite International Finance plc, Lucite International Group Holdings Limited, Lucite International Investment Limited, Lucite International Holdings Limited, Lucite International Holdco Limited and The Bank of New York. (7)

8.1	List of subsidiaries of Lucite International Group Holdings Limited. (8)
12.1	Certification by the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a). (9)
12.2	Certification by the Chief Financial Officer pursuant to Rule 13a -14(a) or Rule 15d-14(a). (9)

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

(8)          Incorporated by reference to Exhibit 8.1 to the Company’s Annual Report for the year ended December 31, 2002 on Form 20-F, File No. 333-12714, filed with the Securities and Exchange Commission on April 11, 2003.

(9)          Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

Annie S. Veerman
Chief Financial Officer
April 13, 2006

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
Report of independent registered public accounting firm	F-2
Consolidated profit and loss accounts for the year ended December 31, 2005, the year ended December 31, 2004, and the year ended December 31, 2003.	F-3
Consolidated statements of total recognised gains and losses for the year ended December 31, 2005, the year ended December 31, 2004, and the year ended December 31, 2003.	F-4
Consolidated balance sheets as at December 31, 2005 and 2004.	F-5
Consolidated cash flow statements for the year ended December 31, 2005, the year ended December 31, 2004, and the year ended December 31, 2003.	F-6
Reconciliation of movements in equity shareholders’ funds for the year ended December 31, 2005, the year ended December 31, 2004, and the year ended December 31, 2003.	F-7
Notes to the consolidated financial statements.	F-8
LUCITE INTERNATIONAL HOLDINGS LIMITED
Report of independent registered public accounting firm.	F-66
Consolidated profit and loss accounts for the year ended December 31, 2005, the year ended December 31, 2004, and the year ended December 31, 2003.	F-67
Consolidated statements of total recognised gains and losses for the year ended December 31, 2005, the year ended December 31, 2004, and the year ended December 31, 2003.	F-68
Consolidated balance sheets as at December 31, 2005 and 2004.	F-69
Consolidated cash flow statements for the year ended December 31, 2005, the year ended December 31, 2004, and the year ended December 31, 2003.	F-70
Reconciliation of movements in equity shareholders’ funds for the year ended December 31, 2005, the year ended December 31, 2004, and the year ended December 31, 2003.	F-71
Notes to the consolidated financial statements.	F-72
LUCITE INTERNATIONAL HOLDCO LIMITED
Report of independent registered public accounting firm.	F-74
Consolidated profit and loss accounts for the year ended December 31, 2005, the year ended December 31, 2004, and the year ended December 31, 2003.	F-75
Consolidated statements of total recognised gains and losses for the year ended December 31, 2005, the year ended December 31, 2004, and the year ended December 31, 2003.	F-76
Consolidated balance sheets as at December 31, 2005 and 2004.	F-77
Consolidated cash flow statements for the year ended December 31, 2005, the year ended December 31, 2004, and the year ended December 31, 2003.	F-78
Reconciliation of movements in equity shareholders’ funds for the year ended December 31, 2005, the year ended December 31, 2004, and the year ended December 31, 2003.	F-79
Notes to the consolidated financial statements.	F-80

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lucite International Group Holdings Limited.

We have audited the accompanying consolidated balance sheets of Lucite International Group Holdings Limited (“the Company”) as of December 31, 2005 and 2004, and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statements of total recognised gains and losses and reconciliation of movements in equity shareholders’ funds for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, England
March 29, 2006

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	Notes	as restated	as restated
Group turnover	3, 4	694	707	780
Net operating costs before amortisation of intangible fixed assets		(618)	(635)	(711)
Amortisation of goodwill and other intangible fixed assets	9	(5)	(5)	(5)
Total net operating costs	4	(623)	(640)	(716)
Group operating profit	3, 4	71	67	64
Net interest payable and similar charges	7	(38)	(28)	(31)
Profit on ordinary activities before taxation	6	33	39	33
Taxation on profit on ordinary activities	8	(6)	—	(7)
Profit on ordinary activities after taxation		27	39	26
Equity minority interests		(4)	(4)	(6)
Profit for the financial year		23	35	20

Group turnover and Group operating profit relate entirely to continuing operations.

There is no difference between the results stated above and their historical cost equivalents.

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Profit for the financial year	23	35	20
Currency translation differences on foreign currency net investments net of translation on foreign currency borrowings	(17)	(7)	21
Actuarial losses recognised in the pension schemes	(13)	(9)	(5)
Total recognised gain/(loss) relating to the year	(7)	19	36
Prior year adjustment for pension liability			(66)
Total gains and losses recognised since last annual report			(30)

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2005 AND 2004

		2004 £m	2005 £m
	Notes	as restated
Fixed assets
Intangible assets	9	78	81
Negative goodwill	9	(5)	(5)
Tangible assets	10	323	366
		396	442
Current assets
Stocks	11	95	119
Debtors	12	120	126
Cash at bank and in hand		33	49
		248	294
Total assets		644	736
Creditors: amounts falling due within one year	13	(141)	(177)
Net current assets		107	117
Total assets less current liabilities		503	559
Creditors: amounts falling due after more than one year	14	(306)	(313)
Provisions for liabilities and charges	17	(4)	(3)
Net assets excluding pension liability		193	243
Pension liability	21	(83)	(94)
Net assets including pension liability		110	149
Shareholders’ equity
Called up equity share capital	18	175	175
Profit and loss account		(80)	(44)
Total equity shareholders’ funds		95	131
Equity minority interests		15	18
Capital employed		110	149

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Net cash inflow from operating activities	20(a)	94	92	109
Returns on investments and servicing of finance	20(b)	(33)	(29)	(30)
Taxation		(4)	(6)	(4)
		57	57	75
Capital expenditure and financial investment	20(c)	(32)	(38)	(62)
Net cash inflow before use of liquid resources and financing		25	19	13
Financing	20(d)	(5)	(15)	—
Increase in cash	20(e)	20	4	13

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	Share capital	Profit and loss account	Total
	£’m	£’m	£’m
		as restated
Balance at December 31, 2002	175	(45)	130
Prior year adjustment for FRS17 “Retirement benefits”	—	(47)	(47)
Balance at December 31, 2002 as restated	175	(92)	83
Profit for the financial year	—	23	23
Actuarial losses recognised in the pension schemes	—	(13)	(13)
Currency translation adjustment	—	(17)	(17)
Balance at December 31, 2003 as restated	175	(99)	76
Profit for the financial year	—	35	35
Actuarial losses recognised in the pension schemes	—	(9)	(9)
Currency translation adjustment	—	(7)	(7)
Balance at December 31, 2004 as restated	175	(80)	95
Profit for the financial year	—	20	20
Actuarial losses recognised in the pension schemes	—	(5)	(5)
Currency translation adjustment	—	21	21
Balance at December 31, 2005	175	(44)	131

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

The accompanying notes are an integral part of these financial statements

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements included herein do not comprise the Company’s statutory accounts within the meaning of section 240 of the Companies Act 1985 of Great Britain. Statutory accounts for the year ended December 31, 2005 have not yet been delivered to the Registrar of Companies for England and Wales.

1   Accounting Policies

The financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards in the United Kingdom.

Accounting policies conform to UK Generally Accepted Accounting Principles (“UK GAAP”). The principal accounting policies, which have been applied consistently, are set out below.

Changes in accounting policies

The Company has adopted FRS17 “Retirement benefits” in these financial statements. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly. The impact of this change in accounting policy is to increase the pension liability and decrease reserves as at December 31, 2004 by £66 million (from a liability of £17 million to a liability of £83 million at December 31, 2004), due to the recognition of the deficit in the Company’s pension schemes.

The liability has been reclassified in accordance with FRS17 and is disclosed separately on the balance sheet. The profit and loss of the periods ended December 31, 2004 and December 31, 2003 have been restated in accordance with FRS17. There has been a reduction in operating costs of approximately £2 million in the period ended December 31, 2003 and an increase in interest and similar charges of approximately £1 million during the periods ended December 31, 2003 and 2004. The effect on the results for the periods ended December 31, 2004 and 2003 is disclosed within the statements of total recognised gains and losses.

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

Goodwill and intangible fixed assets

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

Other intangible fixed assets are stated at cost less accumulated amortisation. The book value of each intangible fixed asset is written off over its estimated useful economic life. The estimated useful economic lives of intangible fixed assets range from 7 to 15 years.

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

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership (‘finance leases’) the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable during the lease term. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is calculated over the shorter of the lease term or the life of the asset and is charged to the profit and loss account.

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pension and post retirement benefits

The costs and liabilities of the Company’s defined benefit pension schemes are accounted for in accordance with the advice of independent qualified actuaries under FRS17 “Retirement benefits”. Full actuarial valuations are obtained at least every three years. Interim updated valuations are obtained at the end of each financial year. Scheme assets are valued at market values. Scheme liabilities are measured using a projected unit method and discounted. The discount rate used by the schemes’ actuaries is based upon yields available on AA or equivalent corporate bonds at the accounting date with a term that matches the schemes’ liabilities. Current service costs are calculated by the actuaries and represent the increase in the present value of the schemes’ liabilities expected to arise from employee service during the financial period and are charged to the profit and loss account as operating costs. The interest cost on accrued pension liabilities, net of expected return on pension scheme assets is charged to other finance income. Actuarial gains and losses are taken to reserves through the statement of total recognised gains and losses.

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

Debtors

Debtors are recorded at net realisable value, an allowance having been made for bad and doubtful debts. This allowance is made by assessing for impairment individual receivables or groups of receivables with similar credit risk characteristics. Movements in the provision for bad and doubtful debts are charged/credited to the profit and loss account.

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

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

•       Cash and cash equivalents, trade debtors, certain other current assets, short-term borrowings, and current maturities of long-term debt: The book values reported in the consolidated balance sheets are assumed to approximate to their fair values; and

•       Loans: The amounts reported for fixed rate debt are calculated by reference to market values at the balance sheet date. Other debt is held at variable rates and fair values approximate to book values.

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

From time to time the Company has entered into forward purchase contracts and caps to hedge its exposure to changes in natural gas prices. Premiums paid to purchase caps are included at the lower of cost and net realisable value within debtors and are charged to the profit and loss account over the period in which they are utilised.

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

2   Business description

Lucite International Group Holdings Limited is a wholly-owned subsidiary of Lucite International Limited. Lucite International Limited does not trade and in addition to its investment in Lucite International Group Holdings Limited, it has also invested $8 million (£5 million) into Lucite International China Holdings Limited, an entity established in the UK to invest in the construction and operation of an MMA facility in China. The principal shareholder and ultimate controlling party of Lucite International Limited is Charterhouse Capital Partners LLP. Lucite International Group Holdings Limited is a non-trading holding company for the remainder of the subsidiary companies included in the Lucite International Group. These subsidiary companies are listed in Note 26 to these financial statements. Lucite International Group Holdings Limited and subsidiary companies (together referred to as “Lucite” or “the Company”) are engaged in the production and distribution of methacrylate monomers, the principal building block of acrylic, and the production and distribution of acrylic based polymers, resins, sheet and composites. These products are manufactured at facilities located in the Americas, Europe and Asia and are sold throughout the world.

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

Turnover, operating profit, depreciation, amortisation, total assets less current liabilities and capital expenditure attributable to each different class of business are as follows:

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Turnover
Upstream	511	536	611
Downstream	276	282	292
	787	818	903
Inter-class eliminations	(93)	(111)	(123)
	694	707	780
Operating profit
Upstream	56	56	60
Downstream	15	11	4
Operating profit	71	67	64
Depreciation
Upstream	31	31	35
Downstream	8	8	8
	39	39	43
Amortisation of intangible fixed assets
Upstream	3	3	3
Downstream	2	2	2
	5	5	5
External turnover by product
Upstream	418	425	488
Polymers and Resins	91	91	87
Sheet	185	191	205
	694	707	780

The upstream business sells to third parties and within the Group. The intra-group transactions are eliminated within the inter-class eliminations shown above.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004 £’m	2005 £’m
Total assets less current liabilities
Upstream	326	356
Downstream	148	160
Net operating assets	474	516
Assets and liabilities that are not attributable to types of business:
- cash at bank and in hand	33	49
- deferred taxation asset	14	14
- bank and other borrowings (note 13)	(18)	(20)
	503	559
Capital expenditure — cash flow
Upstream	32	57
Downstream	6	5
	38	62

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

The Directors of the Company are of the opinion that disclosure of profitability and trading assets by geographical location would be seriously prejudicial to the interests of the Company. Accordingly, they have elected to exercise the exemption from such disclosure permitted by Statement of Standard Accounting Practice No. 25, “Segmental Reporting”.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Turnover by geographical location of operating unit
Europe
External	241	243	242
Intra-group	14	18	19
	255	261	261
Americas
External	319	318	348
Intra-group	5	21	21
	324	339	369
Asia
External	119	132	172
Intra-group	—	—	—
	119	132	172
Rest of world
External	15	14	18
Intra-group	—	—	—
	15	14	18
	713	746	820
Intra-group eliminations	(19)	(39)	(40)
	694	707	780

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Turnover by geographical location of customer
Europe	201	201	203
Americas	308	304	334
Asia	146	163	197
Rest of world	39	39	46
	694	707	780

	2004 £’m	2005 £’m
Tangible fixed assets by geographical location of operating unit
Europe	136	137
Americas	139	170
Asia	45	56
Rest of world	3	3
	323	366

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4   Cost of sales, gross profit, distribution costs and administrative costs

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Group turnover	694	707	780
Cost of sales	(530)	(538)	(606)
Gross profit	164	169	174
Distribution costs	(42)	(44)	(43)
Administrative costs before amortisation of goodwill and research and development costs	(37)	(44)	(53)
- amortisation of goodwill and other intangible fixed assets (note 9)	(5)	(5)	(5)
- research and development costs	(9)	(9)	(9)
Total administrative costs	(51)	(58)	(67)
Total net operating costs	(623)	(640)	(716)
Group operating profit	71	67	64

5   Staff costs

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Staff costs
Salaries	61	59	63
Social security costs	5	5	6
Pension and post-retirement benefit costs	9	8	10
Other employment costs	3	4	2
Employee costs charged in arriving at profit before taxation	78	76	81

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employee numbers

Average number of people employed, by class of business and geographical location of operating unit.

	Year ended December 31, 2003 Number	Year ended December 31, 2004 Number	Year ended December 31, 2005 Number
Upstream	676	774	758
Downstream	1,306	1,317	1,341
	1,982	2,091	2,099
Europe	811	828	855
Americas	515	493	494
Asia	462	583	566
Rest of World	194	187	184
	1,982	2,091	2,099

	December 31, 2003 Number	December 31, 2004 Number	December 31, 2005 Number
Number of employees at period end	1,995	2,098	2,211

6   Profit on ordinary activities before taxation

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Profit on ordinary activities before taxation is stated after charging:
Depreciation of tangible fixed assets:
- owned assets	36	34	39
- capitalised plant shut-down costs	3	5	4
Amortisation of goodwill	5	5	5
Hire of machinery and equipment	2	1	2
Other operating lease rentals	—	2	3

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7   Net interest payable and similar charges

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Interest payable on senior credit facilities	10	7	7
Interest payable on senior notes	16	17	17
Interest payable on China bank debt	—	—	2
Fees on debt facility with parent company	2	1	1
Amortisation of issue costs on senior credit facilities	1	1	2
Pension fund net charge	1	1	2
Foreign exchange loss arising on cash balances	—	1	—
Foreign exchange loss arising on external debt	8	—	—
Net interest payable	38	28	31

8   Taxation on profit on ordinary activities

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
United Kingdom taxation
Corporation tax at prevailing rates	—	—	—
Amounts in respect of prior periods	—	—	—
	—	—	—
Overseas taxation
Current taxation	6	5	7
Amounts in respect of prior periods	—	1	—
Total overseas taxation	6	6	7
Deferred taxation	—	(6)	—
Taxation charge for the year	6	—	7

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Factors effecting tax charge for the year

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Profit on ordinary activities before taxation	33	39	33
Standard rate of corporation tax in the UK	30%	30%	30%
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK	10	12	10
Effects of:
Other non taxable/deductible income and charges	(10)	(3)	—
Adjustment in respect of foreign taxes	—	2	1
Capital allowances in excess of depreciation	—	5	1
Short-term timing differences	3	(4)	(5)
Tax losses created not utilised	3	(7)	—
Adjustments in respect of prior periods	—	1	—
Current tax charge for the year	6	6	7

Factors that may affect future tax charges

The Group has approximately £192 million (2004: £177 million) of losses available to carry forward to future years. On the basis of all available evidence the directors estimate that the Company will utilise approximately £72 million (2004: £57 million) against future profits in the United States. A deferred tax asset of £27 million (2004: £21 million) has therefore been provided in respect of this amount. No deferred tax has been provided in respect of the remaining losses as on the basis of all available information there is not sufficient certainty that they will be used in the foreseeable future.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9   Intangible fixed assets

	Other intangible fixed assets £’m	Goodwill £’m	Negative Goodwill £’m	Total £’m
Cost
At December 31, 2003, and 2004	1	105	(6)	100
Additions at cost	8	—	—	8
At December 31, 2005	9	105	(6)	108
Accumulated amortisation
At December 31, 2003	—	23	(1)	22
Charge for year	1	4	—	5
At December 31, 2004	1	27	(1)	27
Charge for year	—	5	—	5
At December 31, 2005	1	32	(1)	32
Net book amounts at
December 31, 2003	1	82	(5)	78
December 31, 2004	—	78	(5)	73
December 31, 2005	8	73	(5)	76

Other intangible fixed assets include licences.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10   Tangible fixed assets

	Land and buildings £’m	Plant and equipment £’m	Payments on account and assets in the course of construction £’m	Total £’m
Cost
At December 31, 2003	42	698	38	778
Additions	—	—	42	42
Transfers of assets into use	—	14	(14)	—
Exchange adjustments	(1)	(12)	(2)	(15)
Disposals	(2)	(21)	—	(23)
At December 31, 2004	39	679	64	782
Additions	—	—	64	64
Transfers of assets into use	1	71	(72)	—
Exchange adjustments	2	29	3	34
Disposals	—	(6)	—	(6)
At December 31, 2005	42	773	59	874
Accumulated depreciation
At December 31, 2003	15	431	—	446
Charge for year	1	38	—	39
Exchange movement	—	(3)	—	(3)
Disposals	(2)	(21)	—	(23)
At December 31, 2004	14	445	—	459
Charge for year	1	42	—	43
Exchange movement	—	12	—	12
Disposals	—	(6)	—	(6)
At December 31, 2005	15	493	—	508
Net book amounts at
December 31, 2003	27	267	38	332
December 31, 2004	25	234	64	323
December 31, 2005	27	280	59	366

Included in land and buildings is £9 million (2004: £8 million) in respect of the cost of land which is not subject to depreciation.

The net book value of tangible fixed assets includes capitalised finance leases of £3 million (2004: £3 million) comprising cost of £6 million (2004: £5 million) less accumulated depreciation of £3 million (2004: £2 million). The depreciation charge for the year in respect of capitalised finance leases was £0.3 million (2004: £0.4 million).

We recently entered into an agreement with DuPont (effective December 1, 2005), whereby we have an option to acquire DuPont’s Acrylonitrile (“AN”) and HCN producing assets at Beaumont, Texas. We have concluded that the option is almost certainly going to be exercised; accordingly we have included these assets in payments on account and assets in the course of construction as at December 31, 2005.

	2004 £’m	2005 £’m
Analysis of net book amount of land and buildings
Freehold	21	22
Long leasehold (over 50 years unexpired)	4	5
	25	27

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11   Stocks

	2004 £’m	2005 £’m
Raw materials and consumables	31	43
Finished goods and goods for resale	64	76
	95	119

12   Debtors

	2004 £’m	2005 £’m
Trade debtors (net of provision for bad and doubtful debts)	94	101
Other prepayments and accrued income	4	4
Deferred taxation asset	14	14
Other debtors	8	7
	120	126

The deferred tax asset is due in more than one year.

Provision for bad and doubtful debts:

	2004 £’m	2005 £’m
At the beginning of the year	2	3
Charge for the period	1	1
Amount utilised	—	(1)
At the end of the year	3	3

13   Creditors — Amounts falling due within one year

	2004 £’m	2005 £’m
Bank and other borrowings (note 15)	18	20
Trade creditors	76	91
Other creditors	28	28
Accruals	19	38
	141	177

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14   Creditors — Amounts falling due after more than one year

	2004 £’m	2005 £’m
Bank and other borrowings (note 15)	303	309
Finance leases (note 16)	3	4
	306	313

15   Bank and other borrowings

	2004 £’m	2005 £’m
Senior Credit Facilities:
Term Loan A	24	12
Term Loan B	68	66
Term Loan C	41	44
Senior notes	177	172
Unamortised senior notes premium	1	1
Unamortised issue costs	(6)	(4)
Total excluding China bank loans	305	291
China bank loans	16	38
	321	329

Senior Credit Facilities

On October 3, 1999, the Company entered into a Bank Credit Agreement with Deutsche Bank AG London Branch and Merrill Lynch Capital Corporation related to senior credit facilities. These facilities consisted of (i) a seven-year $85 million revolving credit facility (the “Revolving Credit Facility”), and (ii) a seven-year £95 million aggregate principal amount Term Loan A, an eight-year £70 million aggregate principal amount Term Loan B and a nine-year £50 million aggregate principal amount Term Loan C (the “Term Loan A”, the “Term Loan B” and the “Term Loan C” are referred to collectively as the “Senior Term Loans”). The Term Loan A and Term Loan B were drawn down in a combination of Euros and US Dollars. The Term Loan C was drawn down in US Dollars. The balances outstanding at the year end have been retranslated into pounds sterling at exchange rates prevailing at that date. The Revolving Credit Facility is available to be drawn down in US Dollars and other Optional Currencies, by way of Revolving Advances, issue of Letters of Credit or Bank Guarantees. At December 31, 2005, the unused proportion of this facility was $85 million (2004: $85 million) less $1 million of guarantees issued (2004: $1 million).

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Term Loan A is repayable in six-monthly installments commencing June 30, 2000. All installments to date have been paid on the due dates. Repayment amounts are calculated with reference to a percentage of the total loan balance, the percentages being specified in the Bank Credit Agreement. The final two installments are due June 30, 2006 and September 30, 2006.

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

China bank loans

The Company has entered into a Bank Credit Agreement with the Industrial and Commercial Bank of China (“ICBC”), to fund a proportion of the total costs relating to the construction and working capital requirements of our MMA plant in China. The loan consists of US dollar denominated and Chinese Renminbi (“RMB”) denominated tranches. The balances outstanding at the year end have been retranslated into pounds sterling at exchange rates prevailing at that date.

The US Dollar denominated loan bears interest at a rate equal to the aggregate of the cost of US LIBOR funds for six months, plus a margin ranging between 1% and 1.5%. The RMB denominated loan bears interest ranging between 95% and 105% on the effective RMB base lending rate.

The debt drawn to fund construction is repayable in six-monthly installments commencing in April 2006. The debt drawn to fund working capital is due to be repaid in 2008.

The debt is secured on the assets of Lucite International (China) Chemical Industry Company Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Maturity analysis of bank and other borrowings

The maturity analysis of the Company’s bank and other borrowings is as follows:

	2004 £’m	2005 £’m
Within 1 year or on demand	18	20
Between 1 and 2 years	13	69
Between 2 and 5 years	109	228
Over 5 years	186	15
	326	332
Unamortised senior notes premium	1	1
Unamortised issue costs	(6)	(4)
	321	329

16   Finance leases

	2004 £’m	2005 £’m
Obligations under finance leases comprise:
Rentals due after more than 1 year:
- from 1 to 2 years	—	1
- from 2 to 5 years	2	2
- after 5 years from the balance sheet date	3	3
	5	6
Less: amounts representing interest relating to future periods	(2)	(2)
Present value of net minimum lease payments	3	4
Less: current lease obligations	—	—
Non-current obligations	3	4

17   Provisions for liabilities and charges

	Restructuring £’m	Deferred taxation £’m	Total £’m
At December 31, 2003	2	3	5
Utilised in the year	(1)	—	(1)
At December 31, 2004	1	3	4
Exchange/other	—	(1)	(1)
At December 31, 2005	1	2	3

No provision has been released or applied for any purpose other than that for which it was established.

The restructuring provision is expected to be utilised during the next year.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred taxation

The amounts of deferred taxation accounted for as at the balance sheet date and the potential amounts of deferred taxation are disclosed below:

	2004 £’m	2005 £’m
Accounted for at the balance sheet date
Timing differences on capital allowances and depreciation	25	27
Miscellaneous timing differences	(15)	(12)
Tax losses	(21)	(27)
	(11)	(12)
Not accounted for at the balance sheet date
Miscellaneous timing differences	(3)	(17)
Tax losses	(37)	(38)
	(40)	(55)

The movement of the deferred taxation balance is as follows:

	Net asset £’m	Net liability £’m	Total £’m
At December 31, 2003	(9)	3	(6)
Charge/(credit) to the profit and loss account in the period	(6)	—	(6)
Exchange movement	1	—	1
At December 31, 2004	(14)	3	(11)
Charge/(credit) to the profit and loss account in the period	—	—	—
Exchange movement	—	(1)	(1)
At December 31, 2005	(14)	2	(12)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18   Called up equity share capital

	Number	£’m
Authorised, allotted and fully paid At December 31, 2005 and at December 31, 2004
Ordinary shares of £1 each	175,029,700	175

The ordinary shares above were issued to Lucite International Limited on October 1, 1999.

19   Financial Instruments

Foreign exchange and interest rate disclosure

From time to time, the Company holds and issues financial instruments in order to manage interest and foreign currency risks arising from its operations. The Company’s major financial risks relate to movements in exchange rates and interest rates. The Company borrows in US Dollars, Euros and pounds sterling at variable rates and is subject to fluctuations in interest rates on its borrowings and surplus cash. The Company’s policy is to hedge on specific borrowings against future movements in interest rates, which is effected by using derivatives, such as interest rate swaps and caps where appropriate. During the year ended December 31, 2005 the Company did not enter into any interest rate swap or cap arrangements.

Short-term debtors and creditors have been excluded from the following disclosures, other than the currency risk disclosures.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest rate risk profile of financial liabilities

As at December 31, 2004 and 2005 the Company had the following interest rate profile for financial liabilities, after taking into account the interest rate swaps used to manage the interest profile:

	At December 31, 2004
	Floating rate financial liabilities £’m	Fixed rate financial liabilities £’m	Total £’m
Currency
Euro	59	178	237
US Dollars	81	3	84
Chinese Renminbi	9	—	9
	149	181	330
Unamortised issue costs	(2)	(4)	(6)
At December 31, 2004	147	177	324

	At December 31, 2005
	Floating rate financial liabilities £’m	Fixed rate financial liabilities £’m	Total £’m
Currency
Euro	47	173	220
US Dollars	93	4	97
Chinese Renminbi	20	—	20
	160	177	337
Unamortised issue costs	(1)	(3)	(4)
At December 31, 2005	159	174	333

All the Group’s creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	At December 31, 2004
	Fixed rate financial liabilities
Currency	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	—	—
US dollars	7.50	12.0
Euro	10.25	5.3
At December, 31 2004	10.20	5.4

	At December 31, 2005
	Fixed rate financial liabilities
Currency	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	—	—
US dollars	7.50	11.0
Euro	10.25	4.3
At December, 31 2005	10.20	4.4

Floating rate financial liabilities bear interest at rates, based on relevant national LIBOR equivalents, which are fixed in advance for periods of between one month and six months.

Interest rate risk profile of financial assets

Currency	2004 Cash at bank and in hand £’m	2005 Cash at bank and in hand £’m
Sterling	2	1
US Dollars	7	6
Euro	4	5
Other currencies	20	37
At December, 31	33	49
Floating rate	21	21
Fixed rate	12	28
At December, 31	33	49

The floating rate cash earns interest based on relevant national LIBOR equivalents. The fixed rate cash held by our subsidiaries in Thailand, Taiwan, Singapore and Japan earns interest at approximately 1-2%.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Maturity of financial liabilities

The maturity profile of the financial liabilities of the Company, other than short-term operating creditors and accruals at December 31, 2004 and 2005 were:

	December 31, 2004
	Debt £’m	Finance leases £’m	Total £’m
In one year or less or on demand	18	—	18
In more than one year but not more than two years	13	—	13
In more than two years but not more than five years	109	2	111
In more than five years	186	3	189
	326	5	331
Less: amounts representing interest relating to future periods	—	(2)	(2)
Unamortised senior notes premium	1	—	1
Unamortised issue costs	(6)	—	(6)
	321	3	324

	December 31, 2005
	Debt £’m	Finance leases £’m	Total £’m
In one year or less or on demand	20	—	20
In more than one year but not more than two years	69	1	70
In more than two years but not more than five years	228	2	230
In more than five years	15	3	18
	332	6	338
Less: amounts representing interest relating to future periods	—	(2)	(2)
Unamortised senior notes premium	1	—	1
Unamortised issue costs	(4)	—	(4)
	329	4	333

Borrowing facilities

The Group has the following undrawn committed borrowing facilities available at December 31, 2005 in respect of which all conditions had been met at that date:

	Floating rate £’m	Fixed rate £’m	December 31, 2005 £’m	December 31, 2004 £’m
Expiring within one year	50	—	50	—
Expiring between 1 and 2 years	—	—	—	44
Expiring after more than 2 years	—	—	—	—
	50	—	50	44

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair values of financial assets and financial liabilities

Set out below is a comparison, by category, of book values (before debt issue costs) and fair values of all the Company’s financial liabilities as at December 31, 2005.

	December 31, 2004		December 31, 2005
	Book value £’m	Fair value £’m	Book value £’m	Fair value £’m
Primary financial instruments held or issued to finance the Group’s operations:
Short-term borrowings and current portion of long-term borrowings	18	18	20	20
Long-term borrowings	312	325	317	326

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

	Net foreign currency monetary assets/(liabilities) at December 31, 2004
	Sterling £’m	US dollars £’m	Euros £’m	Other Currencies £’m	Total £’m
Functional currency of operation:
Sterling	—	(85)	(232)	—	(317)
US dollars	—	—	—	3	3
Euro	2	(1)	(2)	—	(1)
Other currencies	(1)	(1)	—	—	(2)
Total	1	(87)	(234)	3	(317)

	Net foreign currency monetary assets/(liabilities) at December 31, 2005
	Sterling £’m	US dollars £’m	Euros £’m	Other Currencies £’m	Total £’m
Functional currency of operation:
Sterling	—	(79)	(245)	(1)	(325)
US dollars	—	—	—	2	2
Euro	2	(1)	—	—	1
Other currencies	—	(4)	(2)	—	(6)
Total	2	(84)	(247)	1	(328)

Financial instruments held for trading purposes

The Company does not trade in financial instruments.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20   Notes to the cash flow statements

(a)   Net cash inflow from operating activities

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Operating profit	71	67	64
Depreciation and amortisation	44	44	48
Stocks increase	(2)	(23)	(17)
Debtors (increase)/ decrease	(18)	(10)	2
Creditors increase	2	18	17
Other movements	(3)	(4)	(5)
Cash inflow from operating activities	94	92	109

(b)   Returns on investments and servicing of finance

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Interest paid	(25)	(25)	(27)
New issue High Yield Bond fees	(2)	—	—
Dividends paid by subsidiary undertakings to minority shareholders	(3)	(4)	(3)
Distribution paid by subsidiary undertakings to minority shareholders	(3)	—	—
	(33)	(29)	(30)

(c)   Capital expenditure and financial investment

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Purchase of tangible fixed assets	(32)	(38)	(56)
Purchase of intangible fixed assets	—	—	(6)
	(32)	(38)	(62)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)   Financing

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Movement in debt due within one year	(14)	(12)	(18)
Movement in debt due after one year	(33)	(19)	—
Issue of debt due within one year	—	—	2
Issue of debt due after more than one year	37	16	16
Equity received from minority	5	—	—
Cash (outflow)/inflow from financing	(5)	(15)	—

(e)   Analysis of net debt

	Cash at bank and in hand £’m	Debt due after one year £’m	Debt due within one year £’m	Finance leases £’m	Net debt £’m
At January 1, 2004	30	(328)	(12)	(4)	(314)
Cash flow	4	3	12	—	19
Other non-cash changes	—	17	(18)	—	(1)
Exchange movement	(1)	5	—	1	5
At December 31, 2004	33	(303)	(18)	(3)	(291)
Cash flow	13	(16)	16	—	13
Other non-cash changes	—	16	(18)	—	(2)
Exchange movement	3	(6)	—	(1)	(4)
At December 31, 2005	49	(309)	(20)	(4)	(284)

Cash at bank and in hand held by our subsidiaries Kaohsiung Monomer Company (KMC) and Thai Poly Acrylic PLC (TPA) are not readily available to the Group except by means of dividends which are subject to local legal restrictions.

(f)    Reconciliation of net cash flow to movement in net debt

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Increase in cash in the year	20	4	13
Cash flows from movements in debt and lease financing	10	15	—
Exchange movement	(9)	5	(4)
Other non-cash changes	1	(1)	(2)
Movement in net debt	22	23	7
Opening net debt	(336)	(314)	(291)
Closing net debt	(314)	(291)	(284)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21   Pensions and other post-retirement benefits

Lucite International Limited has established a number of pension schemes around the world covering many of its employees. The principal funds are the UK pension scheme, which is a funded defined benefit scheme, the US pension schemes, which are defined benefit schemes, the main US scheme being a funded scheme, and the US post-retirement medical benefit plan which is an unfunded defined benefit plan. There are also two much smaller funds within KMC and the Netherlands. The assets of the KMC scheme are held by the Central Trust of China. All of the schemes are accounted for under FRS17.

The most recent actuarial valuations of the US pension schemes and the US post-retirement medical benefit plan were at December 31, 2005 and the most recent full actuarial valuation of the UK pension scheme was at December 31, 2003. The valuations were carried out using the projected unit method and were carried out by the Prudential Retirement Insurance and Annuity Company for the US schemes and Watson Wyatt for the UK scheme, both independent professionally qualified actuaries.

The valuation of the UK scheme was at December 31, 2003. The main assumptions were a long-term investment return of 7.3% for existing assets and 6.8% for future contributions, increases in salaries of 4.2%, inflation of 2.7% and increases in pensions of 2.7%. The market value of the UK scheme’s assets was £62 million and the actuarial value of those assets represented 91% of the benefits accrued to members after allowing for expected future increases in earnings.

The valuations of the US schemes were in accordance with FAS87 and the main assumptions at December 31, 2005 were a long-term investment return of 8.25%, increases in salaries of 4.5%, a discount rate of 5.5% and increases in pensions of 3%. The market value of the US scheme’s assets was $77 million.

The main assumptions used for the valuation of the US post-retirement medical benefit plan at December 31, 2005, in accordance with FAS87 were long-term medical claim inflation rate starting at 9% for 2006 and ultimately reducing to 4.5% and a discount rate of 5.5%.

The main assumptions used for the valuation of the KMC fund were a long-term investment return of 3%, increases in salaries of 3% and a discount rate of 2.5%. There is no assumption required regarding increases to pension costs as all amounts are paid as lump sums.

The main assumptions used for the valuation of the Dutch fund were a long-term investment return of 5.5%, increases in salaries of 2.5%, a discount rate of 4% and increases in pensions of 2%. The market value of the Dutch scheme’s assets was €12.5 million.

For each of these schemes a valuation under FRS17 has been prepared by actuaries at December 31, 2005. The assumptions used for each of these valuations are given in the table below:

The total pension and post-retirement benefit costs charged to operating profit for the period ended December 31, 2005 was £10 million (2004: £8 million — as restated, 2003: £9 million — as restated). This includes costs relating to a defined contribution scheme in the US of approximately £1 million for each of the periods ended December 31, 2005, 2004 and 2003. The net return charged to other finance income for the period ended December 31, 2005 was £2 million (2004: £1 million — as restated, 2003: £1 million — as restated). Provisions for funded and unfunded pensions and employee benefits across the Group at December 31, 2005 were £87 million (2004: £76 million — as restated) and £7 million (2004: £7 million — as restated) respectively.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FRS17 Retirement Benefits

The most recent actuarial valuations of the Company’s major retirement benefit schemes have been updated to December 31, 2005 to take account of the requirements of FRS17. The actuarial valuations have been carried out using the projected unit method of valuation.

Financial assumptions to calculate the scheme liabilities under FRS17 are:

	December 31, 2003
	UK Pension Fund % p.a.	US Pension Plan % p.a.	US Healthcare Plan % p.a.	KMC Pension Fund % p.a.
Discount rate	5.40%	6.25%	6.25%	3.25%
Salary increases	4.10%	4.50%	—	2.50%
Pension increases	2.60%	3.00%	—	—
Social security increases	2.60%	3.00%	—	—
Ultimate health care trend rate	—	—	4.50%	—
Inflation rate	2.60%	3.00%	—	-0.31%
Percentage funding level	62%	58%	—	—

	December 31, 2004
	UK Pension Fund % p.a.	US Pension Plan % p.a.	US Healthcare Plan % p.a.	KMC Pension Fund % p.a.
Discount rate	5.30%	5.75%	5.75%	3.25%
Salary increases	4.20%	4.50%	—	3.00%
Pension increases	2.70%	3.00%	—	—
Social security increases	2.70%	3.00%	—	—
Ultimate health care trend rate	—	—	4.50%	—
Inflation rate	2.70%	3.00%	3.00%	1.60%
Percentage funding level	61%	64%	—	—

	December 31, 2005
	UK Pension Fund % p.a.	US Pension Plan % p.a.	US Healthcare Plan % p.a.	KMC Pension Fund % p.a.	Dutch Pension Fund % p.a.
Discount rate	4.85%	5.50%	5.50%	2.50%	4.00%
Salary increases	3.90%	4.50%	—	3.00%	2.50%
Pension increases	2.65%	3.00%	—	—	2.00%
Social security increases	2.65%	3.00%	—	—	—
Ultimate health care trend rate	—	—	4.50%	—	—
Inflation rate	2.65%	3.00%	3.00%	—	2.00%
Percentage funding level	67%	60%	—	—	78%

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assets in the schemes and the expected rate of return were:

	December 31, 2003
	UK Pension Fund		US Pension Plan		US Healthcare Plan	KMC Pension Fund
	Value at December 31, 2003	Long-term rate of return expected	Value at December 31, 2003	Long term rate of return expected	Value at December 31, 2003	Value at December 31, 2003	Long term rate of return expected
	£’m	% p.a.	£’m	% p.a.	£’m	£’m%	% p.a.
Bonds	6	5.0%	10	7.0%	—	—	—
Equities	51	8.0%	19	8.7%	—	—	—
Others	5	3.5%	2	8.5%	—	1	3.25%
Total market value of assets	62	7.4%	31	8.2%	—	1	3.25%
Present value of scheme liabilities	(100)		(58)		(8)	(4)
Deficit in the scheme	(38)		(27)		(8)	(3)
Net pension liability	(38)		(27)		(8)	(3)

	December 31, 2004
	UK Pension Fund		US Pension Plan		US Healthcare Plan	KMC Pension Fund
	Value at December 31, 2004	Long-term rate of return expected	Value at December 31, 2004	Long term rate of return expected	Value at December 31, 2004	Value at December 31, 2004	Long term rate of return expected
	£’m	% p.a.	£’m	% p.a.	£’m	£’m	% p.a.
Bonds	4	5.0%	11	7.0%	—	—	—
Equities	63	8.0%	19	9.0%	—	—	—
Others	5	3.5%	5	8.5%	—	2	3.25%
Total market value of assets	72	7.6%	35	8.25%	—	2	3.25%
Present value of scheme liabilities	(118)		(59)		(7)	(5)
Deficit in the scheme	(46)		(24)		(7)	(3)
Net pension liability	(46)		(24)		(7)	(3)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2005
	UK Pension Fund		US Pension Plan		US Healthcare Plan	KMC Pension Fund		Dutch Pension Fund
	Value at December 31, 2005	Long-term rate of return expected	Value at December 31, 2005	Long term rate of return expected	Value at December 31, 2005	Value at December 31, 2005	Long term rate of return expected	Value at December 31, 2005	Long term rate of return expected
	£’m	% p.a.	£’m	% p.a.	£’m	£’m	% p.a.	£’m	% p.a.
Bonds	16	4.4%	15	7.0%	—	—	—	5	4.0%
Equities	77	7.8%	24	9.0%	—	—	—	4	7.0%
Others	—	4.2%	5	8.5%	—	2	3.0%	—	—
Total market value of assets	93	7.2%	44	8.25%	—	2	3.0%	9	5.5%
Present value of scheme liabilities	(138)		(78)		(7)	(6)		(11)
Deficit in the scheme	(45)		(34)		(7)	(4)		(2)
Net pension liability	(45)		(34)		(7)	(4)		(2)

In addition, the Company has some small defined contribution and defined benefit pension schemes in Asia. The total liability for these schemes as at December 31, 2005 was approximately £2 million.

No material deferred tax assets in relation to pension liabilities have been recognised as they would not be recoverable in the foreseeable future. The potential deferred tax asset relating to pension liabilities is included within miscellaneous timing differences in note 17.

Analysis of the amount charged to operating profit

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Current service cost	7	8	9
Past service cost	1	(1)	—
Total operating charge	8	7	9

Analysis of the amount charged to other finance income

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Expected return on pension scheme assets	7	8	8
Interest on pension scheme liabilities	(8)	(9)	(10)
Net charge	(1)	(1)	(2)

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Analysis of amount recognised in the statement of total recognised gains and losses (STRGL)

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Actual return less expected return on pension scheme assets	8	1	10
Experience gains and losses arising on scheme liabilities	(2)	1	(2)
Changes in assumptions underlying the present value of the scheme liabilities	(19)	(11)	(13)
Actuarial loss recognised in STRGL	(13)	(9)	(5)

Movement in deficit during the year

	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated
Deficit in scheme at beginning of the year	(79)	(83)
Movement in the year
Current service cost	(8)	(9)
Contributions	10	14
Past service costs	1	—
Transfer of employees *	—	(5)
Other finance costs	(1)	(2)
Exchange gain/(loss)	3	(4)
Actuarial loss recognised in STRGL	(9)	(5)
Deficit in scheme at end of the year	(83)	(94)

The deficit as at the beginning of 2004 has been restated to include the Dutch pension scheme.

*                    During 2005, the Company entered into an agreement to take over the operation of Acrylonitrile (“AN”) and Site Services assets at Beaumont, Texas from DuPont. At the same time, the Company has assumed pension and payroll liabilities relating to the workforce transferred as part of the agreement.

History of experience gains and losses

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
Difference between the actual and expected return on scheme assets:
Amount (£ million)	(20)	8	1	10
Percentage of scheme assets	26%	9%	1%	7%
Experience gains and losses on scheme liabilities:
Amount (£ million)	(3)	(2)	1	(2)
Percentage of present value of scheme liabilities	2%	1%	—	1%
Total amount recognised in statement of total recognised gains and losses:
Amount (£ million)	(28)	(13)	(9)	(5)
Percentage of present value of scheme liabilities	19%	8%	5%	2%

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22   Related party transactions

The following information is provided in accordance with Financial Reporting Standard No. 8, “Related Party Transactions” (“FRS8”).

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

As at December 31, 2003 amounts payable to these companies totalled £2 million.

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

As at December 31, 2004 amounts payable to these companies totalled £6 million.

For the twelve months ended December 31, 2005:   The Company purchased management services from Charterhouse Capital Partners LLP for the amount of £29,000 plus related travel expenses.

The Company also purchased certain third party goods and services, mainly raw materials, from Ineos associated companies controlled by the Directors of Ineos Capital, to the value of £47 million.

As at December 31, 2005 amounts payable to these companies totalled £7 million.

The directors consider that all transactions carried out with Ineos Companies are on an arms-length basis.

23   Contingent liabilities and commitments

	2004 £’m	2005 £’m
Commitments for capital expenditure not provided for:
Contracts placed for future expenditure	12	19
Expenditure authorised but not yet contracted	50	39
	62	58

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On March 25, 2003, the Group received notification that the European Commission is investigating Lucite International Limited and Lucite International UK Limited with regard to possible participation in anti-competitive practices contrary to Article 81 of the Treaty of Rome. In August 2005 the Commission addressed a Statement of Objections to both companies formally alleging their participation in infringements of Article 81 relating to the supply of methacrylates. If it is found that Article 81 has been infringed, the Commission may impose fines and there could be civil liability in the event of any related claims for damages. It is not possible to give any reliable indication of the likely level of any fines or the prospect of such other liabilities arising. Moreover, there is no strict deadline to complete anti-competitive inquiries and their duration is determined by the complexity of each case, the exercise of the rights of defense and by the Commission’s procedures. Lucite International Limited continues to co-operate fully with the Commission for itself and on behalf of its subsidiary.

Eight lawsuits were commenced in 2006 in several US jurisdictions against certain US and European chemical companies including Lucite International Limited and Lucite International Inc. The plaintiffs allege that they are direct or indirect purchasers of MMA and purport to bring these actions on behalf of themselves and other similarly situated purchasers of MMA. These lawsuits make allegations of anti-competitive conduct by the defendants similar to those alleged by the European Commission in the proceeding described above. The plaintiffs seek injunctive and monetary relief in unspecified amounts. On February 14, 2006, certain plaintiffs moved before the Judicial Panel on Multidistrict Litigation for transfer and consolidation of all of these related antitrust lawsuits to the Eastern District of Pennsylvania. Plaintiffs and certain defendants filed a brief in support of the motion for consolidation, though we did not file a brief supporting or opposing the motion. We anticipate that the lawsuits will be consolidated. We believe that all of these lawsuits are entirely without merit and we intend to defend them vigorously.

Following an audit by the US Environmental Protection Agency (“EPA”) of the Fite Road facility in Memphis, Tennessee in December 2002, the EPA advised Lucite International Inc., our chief operating subsidiary in the US, on September 23, 2004 that it considers the Fite Road facility to be in violation of various provisions of the US Federal Clean Air Act (the “Act”) and other federal laws. Lucite International Inc. believes the Fite Road facility has always operated in accordance with permits issued by the Memphis Shelby County Health Department, which is authorised to issue such permits by the EPA. After continuing discussions with the EPA, a settlement agreement has been reached and the EPA and Lucite International Inc. have signed a Consent Decree with a cost of less than $2 million along with expenditures for required plant modifications within an agreed period to comply with the provisions of the Act. The Consent Decree was submitted to the Court on December 23, 2005 and signed by the judge, being entered into the court docket on February 28, 2006. The settlement has been reflected in our financial reporting.

The Company is involved in various other legal proceedings arising out of the normal course of business. It is not believed that the outcome of these proceedings will have a material effect on the Company’s financial position.

The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require it to take action to correct the effects on the environment of prior disposal or release of chemical substances by the Company or other parties. The ultimate requirement for such actions and their cost is inherently difficult to estimate, if required provisions are established in accordance with the Group’s accounting policy. No provisions for environmental obligations have been made at December 31, 2004 or 2005 and management believes that any cost of addressing currently identified environmental obligations will not have a material impact on the Company’s financial position or results of operations.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24   Operating lease commitments

At December 31, 2005 the Group had commitments to make payments under operating leases as follows:

	2004		2005
	Land and Buildings £’m	Other Operating Leases £’m	Land and Buildings £’m	Other Operating Leases £’m
Annual commitments under non-cancellable operating leases expiring:
Within one year	—	1	—	1
Within two to five years	1	1	1	1
After five years	—	2	—	1
	1	4	1	3

25   Summary of significant differences between UK and US accounting principles

The financial statements are prepared and presented in accordance with UK GAAP, which differs in certain significant respects from US GAAP. The following is a summary of the effect on net income and shareholders’ equity of the differences between UK GAAP and US GAAP.

(a)   Effect on the profit for the financial year of differences between UK GAAP and US GAAP

		Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	Notes	as restated	as restated
Profit for the financial year under UK GAAP		23	35	20
Adjustments to conform with US GAAP
- depreciation of fixed assets	(ia)	6	6	5
- amortisation of other intangibles	(ib)	(12)	(10)	(6)
- amortisation of goodwill	(ic)	5	5	5
Pensions	(ii)	(3)	(4)	(3)
Capitalisation of interest less amortisation	(iii)	2	3	3
Capitalisation of loan issue fees less amortisation	(iv)	(1)	—	—
Foreign exchange (loss)/gain on debt	(v)	(9)	(1)	(1)
Fair value of derivative financial instruments	(vi)	1	(1)	—
Deferred taxation
- arising on UK GAAP results	(vii)	3	(14)	(5)
- arising on other US GAAP adjustments	(vii)	—	3	(4)
Net profit for the financial year under US GAAP		15	22	14

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)   Effect on Consolidated shareholders’ funds of differences between UK GAAP and US GAAP

		2004 £’m	2005 £’m
	Notes	as restated
Consolidated shareholders’ funds under UK GAAP		95	131
Business combinations	(ia,b,c)	(20)	(16)
Exchange translation differences on goodwill and intangible assets	(ib)	(4)	—
Pensions	(ii)	56	62
Capitalisation of interest less amortisation	(iii)	12	15
Fair value of derivative financial instruments	(vi)	—	—
Deferred taxation	(vii)	19	10
Consolidated shareholders’ funds under US GAAP		158	202

The cumulative exchange differences posted to reserves as at December 31, 2005 was a £8 million gain (2004: £18 million loss).

The cumulative effect of the minimum pension liability posted to reserves as at December 31, 2005 was a £6m million loss (2004: £10 million loss).

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accordingly, the Company has recognised $195 million of definite-lived intangible assets under US GAAP that have been included in goodwill for UK GAAP purposes. On adoption of FAS142 the Company reclassified $19 million related to the assembled workforce previously regarded as an intangible asset into goodwill as it did not meet one of the criteria of FAS141 for recognition apart from goodwill. As such, the annual amortisation charge related to these intangible assets is higher under US GAAP than the goodwill amortisation charge under UK GAAP. In addition, a number of these intangible assets have been pushed down to the business units to which they relate for US GAAP purposes. Many of these business units are based in the United States. These assets are retranslated at the prevailing exchange rate at each balance sheet date into the Company’s reporting currency, giving rise to translation differences. These translation differences have been included above in shareholders’ funds.

(c)           Amortisation of goodwill

As a result of differences in the recognition of intangible assets, the goodwill balance recognised under US GAAP is lower than that recognised under UK GAAP. In 2002, the Company adopted FAS142 and ceased amortisation of goodwill under US GAAP. As such, the adjustment for 2003, 2004 and 2005 is the reversal of the goodwill amortisation recognised under UK GAAP for that year.

(ii)   Accounting for pensions

There are three significant differences between UK GAAP (FRS17) and US GAAP (FAS87) in accounting for pensions:

(a)           FRS17 “Retirement Benefits” requires that all actuarial gains and losses are recognised immediately through the Statement of Total Recognised Gains and Losses. Under FAS87, “Employers’ Accounting for Pensions” a “corridor” is set. This is equal to 10% of the greater of the defined benefit obligation or the fair value of plan assets at the beginning of the year. Actuarial gains and losses within this “corridor” need not be recognised.

(b)          FAS87 requires the recognition of a minimum pension liability. This is required when the accumulated benefit obligation exceeds the fair value of the plan assets and the amount of the accrued liability. There is no such requirement under UK GAAP.

(c)           Under UK GAAP past service cost is recognised over the remaining vesting period. If the benefits have already vested, then the cost is recognised immediately in full. Under US GAAP, prior service cost is recognised over the remaining service lives of active employees.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The principal pension plans within the Company are the UK pension fund, the US pension plan and the US Healthcare plan. Provision has been made (Note 21) for the benefit obligations of all pension schemes of the Group. The Company uses a December 31 date for its plans. The disclosures required by FAS132(R) “Employers’ Disclosures about Pensions and Other Retirement Benefits” in respect of the Company’s three principal pension plans are set out below:

The net pension cost, in accordance with FAS87, for the Company’s principal pension plans is summarised as follows:

	For the year ended December 31, 2003
	UK Pension Fund £’m	US Pension Plan £’m	US Healthcare Plan £’m	Total £’m
Components of pension/post-retirement expense:
Service cost	4	2	—	6
Prior service cost	1	—	—	1
Interest cost	4	3	1	8
Expected return on plan assets	(4)	(3)	—	(7)
Other: amortisation	2	—	—	2
Net periodic pension cost	7	2	1	10

	For the year ended December 31, 2004
	UK Pension Fund £’m	US Pension Plan £’m	US Healthcare Plan £’m	Total £’m
Components of pension/post-retirement expense:
Service cost	6	2	—	8
Interest cost	5	3	—	8
Expected return on plan assets	(5)	(3)	—	(8)
Other: amortisation	3	—	—	3
Net periodic pension cost	9	2	—	11

	For the year ended December 31, 2005
	UK Pension Fund £’m	US Pension Plan £’m	US Healthcare Plan £’m	Total £’m
Components of pension/post-retirement expense:
Service cost	6	2	—	8
Interest cost	6	3	—	9
Expected return on plan assets	(6)	(3)	—	(9)
Other: amortisation	3	1	—	4
Net periodic pension cost	9	3	—	12

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth the funded status of the principal plans at December 31, 2004:

	At December 31, 2004
	UK Pension Fund £’m	US Pension Plan £’m	US Healthcare Plan £’m	Total £’m
Fair value of plan assets	72	35	—	107
Accumulated post retirement benefit obligations (APBO)	—	—	(7)	(7)
Projected benefit obligation (PBO)	(121)	(59)	—	(180)
Funded status and accrued benefit cost	(49)	(24)	(7)	(80)
Unrecognised net actuarial loss	48	18	1	67
Exchange gain	—	(1)	—	(1)
Balance sheet accrued pension costs	(1)	(7)	(6)	(14)

Accumulated benefit obligations (ABO)	76	49		125
Minimum liability	4	14		18
Intangible assets	—	—		—
Accumulated other comprehensive income	3	7		10

The following table sets forth the funded status of the principal plans at December 31, 2005:

	At December 31, 2005
	UK Pension Fund £’m	US Pension Plan £’m	US Healthcare Plan £’m	Total £’m
Fair value of plan assets	93	44	—	137
Accumulated post retirement benefit obligations (APBO)	—	—	(7)	(7)
Projected benefit obligation (PBO)	(142)	(78)	—	(220)
Funded status and accrued benefit cost	(49)	(34)	(7)	(90)
Unrecognised net actuarial loss	45	23	1	69
Balance sheet accrued pension costs	(4)	(11)	(6)	(21)

Accumulated benefit obligations (ABO)	92	61		153
Minimum liability	—	17		17
Intangible assets	—	—		—
Accumulated other comprehensive income	—	6		6

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The change in benefit obligation during the year to December 31, 2004 was as follows:

	At December 31, 2004
	UK Pension Fund £’m	US Pension Plan £’m	US Healthcare Plan £’m	Total £’m
PBO/APBO at December 31, 2003	103	58	8	169
Service cost	6	2	—	8
Employee contributions	1	—	—	1
Plan amendments	—	(1)	—	(1)
Interest cost	5	3	—	8
Benefit payments	(1)	(2)	(1)	(4)
Net actuarial loss	7	3	—	10
Exchange (gain)	—	(4)	—	(4)
PBO/APBO at December 31, 2004	121	59	7	187

The change in benefit obligation during the year to December 31, 2005 was as follows:

	At December 31, 2005
	UK Pension Fund £’m	US Pension Plan £’m	US Healthcare Plan £’m	Total £’m
PBO/APBO at December 31, 2004	121	59	7	187
Service cost	6	2	—	8
Employee contributions	1	—	—	1
Plan amendments	—	—	—	—
Transfer of employees*	—	5	—	5
Interest cost	6	3	—	9
Benefit payments	(2)	(2)	(1)	(5)
Net actuarial (gain)/loss	10	4	—	14
Exchange (gain)	—	7	1	8
PBO/APBO at December 31, 2005	142	78	7	227

*                    During 2005, the Company entered into an agreement to take over the operation of Acrylonitrile (“AN”) and Site Services assets at Beaumont, Texas from DuPont. At the same time, the Company has assumed pension and payroll liabilities relating to the workforce transferred as part of the agreement.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The change in plan assets during the year to December 31, 2004 was as follows:

	At December 31, 2004
	UK Pension Fund £’m	US Pension Plan £’m	US Healthcare Plan £’m	Total £’m
Fair value of plan assets at December 31, 2003	62	31	—	93
Employer contributions	4	5	1	10
Employee contributions	1	—	—	1
Benefit payments	(1)	(2)	(1)	(4)
Investment returns	6	3	—	9
Exchange (gain)	—	(2)	—	(2)
Fair value of plan assets at December 31, 2004	72	35	—	107

The change in plan assets during the year to December 31, 2005 was as follows:

	At December 31, 2005
	UK Pension Fund £’m	US Pension Plan £’m	US Healthcare Plan £’m	Total £’m
Fair value of plan assets at December 31, 2004	72	35	—	107
Employer contributions	7	5	1	13
Employee contributions	1	—	—	1
Benefit payments	(2)	(2)	(1)	(5)
Investment returns	15	2	—	17
Exchange gain	—	4	—	4
Fair value of plan assets at December 31, 2005	93	44	—	137

During the year ended December 31, 2005, the Company adopted the requirements of FASB FSP No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” As a result of the Improvement and Modernization Act of 2003 the Company is eligible for a federal subsidy relating to the cost of the underlying post-retirement prescription drug coverage. With effect from the year ended December 31, 2005, the liabilities and charges relating to the US Healthcare plan are stated net of this subsidy. The adoption of FSP No. 106-2 has reduced the accumulated benefit obligation of the plan by approximately £3 million. This decrease has been offset by an actuarial loss due to changes in assumptions relating to discount rates and healthcare trend rates. There has been no material impact on the net periodic benefit cost.

The assumptions used to determine the projected benefit obligation for the principal plans for the year to December 31, 2004 were:

	UK Pension Fund %	US Pension Plan %	US Healthcare Plan %
Interest rate for discounting liabilities	5.30	5.75	5.75
Rate of compensation increase	4.20	4.50	—

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The assumptions used to determine the projected benefit obligation for the principal plans for the year to December 31, 2005 were:

	UK Pension Fund %	US Pension Plan %	US Healthcare Plan %
Interest rate for discounting liabilities	4.85	5.50	5.50
Rate of compensation increase	3.90	4.50	—

The assumptions used to determine the net periodic benefit cost for the principal plans for the year to December 31, 2004 were:

	UK Pension Fund %	US Pension Plan %	US Healthcare Plan %
Interest rate for discounting liabilities	5.40	6.25	6.25
Expected rate of return on assets	7.40	8.25	—
Rate of compensation increase	4.10	4.50	—

The assumptions used to determine the net periodic benefit cost for the principal plans for the year to December 31, 2005 were:

	UK Pension Fund %	US Pension Plan %	US Healthcare Plan %
Interest rate for discounting liabilities	5.30	5.75	5.75
Expected rate of return on assets	7.60	8.25	—
Rate of compensation increase	4.20	4.50	—

Estimated future benefit payments are:

	UK Pension Fund £’ m	US Pension Plan £’ m	US Healthcare Plan £’ m	Total £’m
Financial year ending December 31, 2006	1	3	1	5
Financial year ending December 31, 2007	1	3	1	5
Financial year ending December 31, 2008	2	3	1	6
Financial year ending December 31, 2009	3	3	1	7
Financial year ending December 31, 2010	3	3	1	7
Financial years ending December 31, 2011 to December 31, 2015 in aggregate	17	22	3	42

The Company expects to contribute the following amounts to its principal pension plans:

	UK Pension Fund £’ m	US Pension Plan £’ m	US Healthcare Plan £’ m	Total £’m
Financial year ending December 31, 2006	6	6	—	12

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sensitivity disclosures for the US Healthcare plan are as follows:

A 1% increase in the health cost trend rates would increase the service and interest cost components of the net periodic post-retirement benefit cost by a total of approximately £21,000. It would increase the accumulated post-retirement benefit obligation by approximately £312,000.

A 1% decrease in the health cost trend rates would decrease the service and interest cost components of the net periodic post-retirement benefit cost by a total of approximately £17,000. It would decrease the accumulated post-retirement benefit obligation by approximately £273,000.

	At December 31, 2004
	UK Pension Fund		US Pension Plan
	Actual allocation %	Target allocation %	Actual allocation %	Target allocation %
Equity securities	88%	40-100%	65%	65%
Debt securities	5%	0-40%	35%	35%
Real Estate	—	0-15%	—	—
Other	7%	0%	—	—
Total	100%	100%	100%	100%

The actual allocation of assets by category for the UK and US funds is as follows:

	At December 31, 2005
	UK Pension Fund		US Pension Plan
	Actual allocation %	Target allocation %	Actual allocation %	Target allocation %
Equity securities	82%	80%	65%	65%
Debt securities	18%	20%	35%	35%
Real Estate	—	—	—	—
Other	—	—	—	—
Total	100%	100%	100%	100%

The investment objectives of the UK fund are:

•       The acquisition of suitable assets of appropriate liquidity which will generate income and capital growth to meet, together with new contributions from members and the employer, the cost of current and future benefits from the Fund.

•       To limit the risk of the assets failing to meet the liabilities over the long term, in particular in relation to the statutory Minimum Funding Requirement.

•       To minimise the long term costs of the Fund by maximising the return on the assets in keeping with the objective shown above.

The expected rate of return on assets has been determined by weighted averages of actual holdings in equities, bonds and other assets as at December 31, 2005. We have assumed the expected return on equities, bonds and other classes to be 7.8% pa, 4.4% pa and 4.2% pa respectively for each asset class as at December 31, 2005.

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

The expected rate of return on assets has been determined by weighted averages of actual holdings in equities, bonds and other assets as at December 31, 2005. We have assumed the expected return on equities, bonds and other classes to be 9% pa, 7% pa and 8.5% pa respectively for each asset class as at December 31, 2005.

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

(iii)   Capitalisation of interest

Under UK GAAP the Company does not capitalise interest in its financial statements. Under US GAAP, FAS34 “Capitalisation of Interest Cost”, interest incurred as part of the cost of constructing fixed assets is required to be capitalised and amortised over the life of the asset.

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

Under UK GAAP issued debt is stated on the balance sheet net of the associated unamortised issue costs. Under US GAAP such debt issue costs are capitalised as an asset and reported as deferred charges in the balance sheet. Therefore an adjustment to gross up the debt liability and to show the £4 million asset as at December 31, 2005 (2004: £6 million) separately in debtors would have to be made.

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

For US GAAP purposes, the Company has included gains and losses on loans within net income.

(vi)   Fair value of derivative financial instruments

Under US GAAP FAS133 a hedging relationship can only qualify for hedge accounting treatment if it is designated as such and is formally documented and tested for its hedge effectiveness. If a hedging relationship exists, only the portion of the movement in fair value that is deemed to be ineffective is taken to the profit and loss account in the period. If there is no hedging relationship, the fair value of the derivative instrument is recognised as an asset or liability on the balance sheet with movements in fair value taken directly to the profit and loss account. The Company does not currently apply hedge accounting for US GAAP. The movements in the fair value of the hedge instruments are recognised directly in the income statement.

At December 31, 2005 there were contractual arrangements to hedge raw material prices in place. The fair value of these arrangements was approximately £0.2 million.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(vii)   Income taxes

Under UK GAAP deferred tax assets are accounted for only to the extent that it is more likely than not that there will be suitable sustainable taxable surpluses from which the future reversal of the underlying temporary timing differences can be deducted. Under US GAAP, in accordance with FAS109 “Accounting for Income Taxes”, deferred taxes are accounted for on all temporary timing differences, including those arising from US GAAP adjustments to UK GAAP; a valuation allowance is established in respect of those deferred tax assets where it is more likely than not on the basis of all available evidence that some portion will not be realised.

The US GAAP provision for income taxes differs from the amount of income taxes determined by applying the applicable UK statutory income tax rate to pre-tax increases, as a result of the following differences:

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
UK statutory income tax rate	30%	30%	30%
Income tax (expenses)/benefit at UK rate	7	11	11
Local taxes	—	2	1
Movement in deferred tax	3	(1)	3
Prior year tax	(2)	1	—
Permanent differences	(8)	(2)	1
Other	3	—	—
Tax on income before income taxes under US GAAP	3	11	16

To the extent that dividends remitted from overseas subsidiaries are expected to result in additional taxes, appropriate amounts have been provided. No taxes have been provided for un-remitted earnings of subsidiaries when such amounts are considered permanently re-invested.

	2004 £’m	2005 £’m
Deferred tax assets:
Pensions	1	1
Inventories	1	1
Fixed assets	23	25
Losses	26	27
Other	15	10
	66	64
Deferred tax liabilities:
Accelerated depreciation and amortisation:
UK fixed assets	—	—
Non-UK fixed assets	(36)	(42)
Net deferred tax asset	30	22

Total gross deferred tax assets available to the Company amount to £118 million at December 31, 2005 (2004: £100 million). Valuation allowance of £54 million at December 31, 2005 (2004: £34 million) has been provided against losses and short-term timing differences and consequently the total deferred tax asset amounts to £64 million at December 31, 2005 (2004: £66 million).

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)   US GAAP cash flow information

The definition of “cash flows” differs between UK and US GAAP. Cash flow under UK GAAP represents increases or decreases in “cash”, which is comprised of cash in hand and repayable on demand less overdrafts. Under US GAAP cash flow represents increases or decreases in “cash and cash equivalents”, which include short-term, highly liquid investments with remaining maturities of less than 90 days when acquired, and excludes overdrafts. As at all of the balance sheet dates included in these financial statements there is no difference in the definition of cash between UK GAAP and US GAAP.

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

Under US GAAP, the following amounts would have been reported:

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Net cash provided by operating activities
Under UK GAAP	94	92	109
Taxation paid	(4)	(6)	(4)
Returns from investments and servicing of finance (excluding interest paid and capitalised)	(31)	(26)	(27)
Under US GAAP	59	60	78
Net cash used in investing activities
Capitalised interest	2	3	3
Capital expenditure and financial investment	32	38	62
Under US GAAP	34	41	65

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e)           Lucite International Employee Share Plan

Under the Lucite International Employee Share Plan, as described elsewhere in this document, Charterhouse resolved to make available 550,000 ordinary one pence shares in the Company to employees. Shares will be allocated between employees based on business performance criteria at a future date when Charterhouse sells all or a substantial portion of its remaining investment in the ordinary shares in Lucite International Limited. The Employee Share Plan has been implemented by the issue of E shares and D shares to employees.

The Company has issued restricted E shares to non-US employees. A proportion of these E shares will be redeemed by the Company and a proportion will become unrestricted with equivalent rights to the B ordinary shares in the Company in the event of Charterhouse selling all or a substantial portion of its investment in the ordinary shares of Lucite International Limited.

The Company has also issued restricted D shares to US employees. A proportion of these D shares will be redeemed by the Company and a proportion will be converted into ordinary B shares in the event of Charterhouse selling all or a substantial portion of its remaining investment in the ordinary shares of Lucite International Limited.

The number of E shares that become unrestricted ordinary shares, when added to the number of D shares that convert into B ordinary shares, will equal 550,000.

The scheme is closed to new members.

(f)             Additional US GAAP disclosures

Goodwill and Intangible Assets

The annual review of impairment required under FAS142 was carried out as at June 2005 and the results indicated that no impairment was deemed to exist.

Intangible asset carrying values and accumulated amortisation in total and by each major class of intangible asset:

	Gross Carrying value as at December 31, 2005 £’m	Accumulated amortisation as at December 31, 2005 £’m	Weighted average amortisation period Years
Amortised intangible assets
Core and patented technology	59	33	11
Trade names	7	2	20
Customer relationships	20	6	20
Non-compete agreements	24	24	5
Total amortised intangible assets	110	65
Unamortised intangible assets
Goodwill	45	—
Total intangible assets under US GAAP	155	65

Amortisation expense for the year ended December 31, 2005 and estimated aggregate amortisation expense for each of the five succeeding years:

£’m
Aggregate amortisation expense:
For the year ended December 31, 2005	6
Estimated aggregate amortisation expense:
For the year ended December 31, 2006	6
For the year ended December 31, 2007	7
For the year ended December 31, 2008	7
For the year ended December 31, 2009	6
For the year ended December 31, 2010	2

There were no changes to the carrying value of goodwill during the year ended December 31, 2005.

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

Shipping, freight and handling costs

Under US GAAP, shipping, freight and handling costs are classified as cost of sales whereas under UK GAAP we classify these costs as distribution costs. Therefore there would need to be a reclassification of £43 million (2004: £44 million, 2003: £42 million) from distribution costs to cost of sales.

Concentrations

The Company obtains a significant proportion of its raw materials and certain services from a small number of key suppliers. Supply agreements are currently in place but if any of these suppliers is unable to meet raw material demand then alternative suppliers may not easily be found and as a result, operations could be materially impacted. The Company’s largest supplier is also one of its largest customers. This supplier accounted for approximately 18% of the cost of sales and approximately 6% of sales for the year ended December 31, 2005. Raw materials from this supplier at Memphis are subject to a supply contract, which expires in June 2013 with evergreen clauses thereafter whereas the contracts for raw materials and services at Beaumont end in 2006 as the Company is currently constructing its own HCN manufacturing facility there and has also taken over the site services infrastructure at this complex.

Guarantees

Product warranty liability

The Company warrants to the original purchaser of its products that it will, at its option, repair or replace, without charge, such products if they fail to meet agreed specifications. The term of these warranties are typically up to twelve months after sale. The Company accrues for product warranties when, based on available information, it is probable that customers will make claims under warranties relating to products that have been sold, and a reasonable estimate of the costs (based on historical claims experience relative to sales) can be made. The cost of claims made under product warranties for the years ended December 31, 2005 and 2004 were not material to the business and consequently we have not provided a reconciliation of the movement in product warrant liabilities for the year ended December 31, 2005.

Contingencies

Litigation

We are from time to time involved in various legal proceedings of a nature considered normal to our business. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, guarantee, established reserves or would not have a material adverse effect on our financial condition or our results of operations.

Information relating to contingencies arising from litigation is disclosed in note 23 to the consolidated financial statements.

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

Purchase commitments

We have certain purchase contracts in existence that require us to take minimum volumes of certain raw materials such as HCN, methanol and acetone. One HCN contract requires us to take minimum volumes until the end of June 2013 and in the event of taking less than this minimum volume a penalty directly linked to the volume shortfall is payable. The minimum volume is less than our current production volume requirements. This penalty is not chargeable should we need to declare Force Majeure.

The purchase commitments that we have for other raw materials require us to take minimum volumes in each of the contract years, but the minimum volumes are less than our current production requirements and are also reduced should we need to declare Force Majeure.

Details of the financial obligations arising from these purchase commitments can be seen on Item 5 section B “Liquidity and Capital Resources”.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recently Issued US Financial Accounting Standards

In November 2004, the FASB issued Financial Accounting Standard No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4 (revised) (FAS151). FAS151 amends the guidance in ARB No. 43, Chapter 4, ‘Inventory Pricing,’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS151 requires that those items be recognised as current-period charges. In addition, FAS151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS151 is effective for the Group for the year ending December 31, 2006. We do not currently anticipate this pronouncement to have a material impact on the Group’s results.

In December 2004, the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS123R). FAS123R requires that companies expense the value of employee stock options and other awards. FAS123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. FAS123R is effective for the Group for the year ending December 31, 2006. We do not currently anticipate this pronouncement to have a material impact on the Group’s results.

In December 2004, the FASB issued Financial Accounting Standard No. 153, Exchanges of Non-monetary Assets (FAS153). FAS153 amends APB Opinion No. 29, Accounting for Non-monetary Transactions, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS153 is effective for the Group for the year ending December 31, 2006. We do not currently anticipate this pronouncement to have a material impact on the Group’s results.

Recent UK accounting pronouncements

In April 2004, the ASB issued Financial Reporting Standard 20, Share-based Payment (FRS20). FRS20 specifies the financial reporting of share-based payment transactions. In particular, the standard requires that the profit or loss and the financial position of an entity include expenses associated with the grant of share options to employees. FRS20 is effective for the Group for the year ending December 31, 2006. We do not anticipate this pronouncement to have a material impact on the Group’s results.

In December 2004 the ASB issued accounting standards FRS23, FRS24, FRS25 and FRS26. The application of FRS’s 23, 24 and 26, together with the disclosure requirements of FRS25 is determined by reference to an entity’s implementation of FRS26. The Group does not currently fall into the scope of mandatory adoption of FRS26. Based on a current exposure draft, the standard would be effective for the Group from the year ending December 31, 2007.

International Financial Reporting Standards (“IFRS”)

We are not subject to recently enacted legal requirements mandating the adoption of IFRS, and believe it is in the best interest of the Company to continue reporting on a UK GAAP basis. We believe our continued use of UK GAAP provides greater historical comparability.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26             List of principal subsidiary companies included in the Lucite International Group Holdings Limited consolidated financial statements at December 31, 2005

Company	Country of incorporation or registration	Percentage holding
Lucite International Investment Limited	UK	100
Lucite International Holdings Limited	UK	100
Lucite International Finance plc	UK	100
Lucite International Dutch Overseas Holdco BV	Netherlands	100
Thai Poly Acrylic PLC	Thailand	59
Lucite International Japan Limited	Japan	100
Lucite International Finco Limited	UK	100
Lucite International France SAS	France	100
Lucite International Netherlands BV	Netherlands	100
Lucite International Holland BV	Netherlands	100
Lucite International UK Limited	UK	100
Lucite International Inc.	USA	100
Lucite International Mexico Sa de C.V.	Mexico	100
Lucite International Holdco Limited	UK	100
Lucite International Canada Inc.	Canada	100
Lucite International Trading Limited	UK	100
Lucite International UK Overseas Holdco1 Limited	UK	100
Lucite International Partnership Holdings Inc.	USA	100
Lucite International Holdco Inc.	USA	100
Lucite International Partnerco1 Limited	UK	100
Lucite International Partnerco2 Limited	UK	100
Lucite International Speciality Polymers and Resins Limited	UK	100
Lucite International South Africa (Pty) Limited	South Africa	100
Lucite International Asia Pacific Pte Limited	Singapore	100
Kaohsiung Monomer Company	Taiwan	60
Lucite International Alpha BV	Netherlands	100
Perspex Distribution Limited	UK	100
Lucite International China Holdings Limited	UK	77
Lucite International (China) Chemical Industry Company Limited	China	77
Lucite International US Delaware Holdings LLC	USA	100
Lucite International US Group Holdings LLC	USA	100
Lucite International US Investment Holdings LLC	USA	100
Lucite International (Shanghai) Trading Co Limited	China	100
Lucite International US Investment Limited	UK	100
Lucite International Euro Finco Limited	UK	100
Lucite International Dollar Finco Limited	UK	100
Lucite International Singapore Pte Limited	Singapore	100

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

28             Supplemental consolidated financial statements

Lucite International Group Holdings and the wholly-owned guarantor subsidiary of Lucite International Group Holdings, Lucite International Investment Limited jointly and severally, fully and unconditionally guarantee Lucite International Finance plc’s debt securities. Lucite International Holdings Limited and Lucite International Holdco Limited have also guaranteed Lucite International Finance plc’s debt securities on a subordinated basis.

Presented below is consolidating information for Lucite International Finance plc, the issuer of debt securities, its parent guarantor, Lucite International Group Holdings Limited (carrying investments in subsidiaries at equity), Lucite International Investment Limited, the wholly-owned guarantor subsidiary of Group Holdings Limited, Lucite International Holdings Limited and Lucite International Holdco Limited, the wholly-owned subsidiaries of Lucite International Investment Limited which have guaranteed the debt securities of Lucite International Finance plc on a conditional basis.

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

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating balance sheets as at December 31, 2004 as restated

	Lucite International Group Holdings Limited £’m	Issuer and unconditional guarantor subsidiaries (1) £’m	Subordinated guarantor subsidiaries (2) £’m	Non- guarantor subsidiaries £’m	Eliminations £’m	Consolidated totals £’m
Fixed assets
Intangible assets	—	—	—	73	—	73
Tangible assets	—	—	—	323	—	323
Investments	207	210	409	—	(826)	—
	207	210	409	396	(826)	396
Current assets
Stocks	—	—	—	95	—	95
Debtors	—	251	54	347	(532)	120
Cash at bank and in hand	—	—	—	33	—	33
	—	251	54	475	(532)	248
Total assets	207	461	463	871	(1,358)	644
Creditors: amounts falling due within one year	—	(87)	(269)	(141)	356	(141)
Net current assets/ (liabilities)	—	164	(215)	334	(176)	107
Total assets less current liabilities	207	374	194	730	(1,002)	503
Creditors: amounts falling due after more than one year	—	(174)	—	(309)	177	(306)
Provisions for liabilities and charges	—	—	—	(4)	—	(4)
Net assets excluding pension liability	207	200	194	417	(825)	193
Pension liability	—	—	—	(83)	—	(83)
Net assets including pension liability	207	200	194	334	(825)	110
Shareholders’ equity
Called up equity share capital	175	175	175	367	(717)	175
Reserves	32	25	19	(48)	(108)	(80)
Total equity shareholders’ funds	207	200	194	319	(825)	95
Equity minority interests	—	—	—	15	—	15
Capital employed	207	200	194	334	(825)	110

(1)          Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.

(2)          Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating balance sheets as at December 31, 2005

	Lucite International Group Holdings Limited £’m	Issuer and unconditional guarantor subsidiaries (1) £’m	Subordinated guarantor subsidiaries (2) £’m	Non- guarantor subsidiaries £’m	Eliminations £’m	Consolidated totals £’m
Fixed assets
Intangible assets	—	—	—	76	—	76
Tangible assets	—	—	—	366	—	366
Investments	227	230	463	—	(920)	—
	227	230	463	442	(920)	442
Current assets
Stocks	—	—	—	119	—	119
Debtors	—	266	59	410	(609)	126
Cash at bank and in hand	—	—	—	49	—	49
	—	266	59	578	(609)	294
Total assets	227	496	522	1,020	(1,529)	736
Creditors: amounts falling due within one year	—	(106)	(331)	(177)	437	(177)
Net current assets/ (liabilities)	—	160	(272)	401	(172)	117
Total assets less current liabilities	227	390	191	843	(1,092)	559
Creditors: amounts falling due after more than one year	—	(169)	—	(316)	172	(313)
Provisions for liabilities and charges	—	—	—	(3)	—	(3)
Net assets excluding pension liability	227	221	191	524	(920)	243
Pension liability	—	—	—	(94)	—	(94)
Net assets including pension liability	227	221	191	430	(920)	149
Shareholders’ equity
Called up equity share capital	175	175	175	414	(764)	175
Reserves	52	46	16	(2)	(156)	(44)
Total equity shareholders’ funds	227	221	191	412	(920)	131
Equity minority interests	—	—	—	18	—	18
Capital employed	227	221	191	430	(920)	149

(1)          Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.

(2)          Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating profit and loss accounts for the year to December 31, 2003 as restated

	Lucite International Group Holdings Limited £’m	Issuer and unconditional guarantor subsidiaries (1) £’m	Subordinated guarantor subsidiaries (2) £’m	Non- guarantor subsidiaries £’m	Eliminations £’m	Consolidated totals £’m
Turnover	—	—	—	694	—	694
Operating costs before amortisation of intangible fixed assets	—	—	—	(618)	—	(618)
Amortisation of goodwill and other intangible fixed assets	—	—	—	(5)	—	(5)
Total operating costs	—	—	—	(623)	—	(623)
Group operating profit	—	—	—	71	—	71
Share of operating profit from investments	22	22	22	—	(66)	—
Operating profit including joint venture	22	22	22	71	(66)	71
Net interest payable	—	(2)	—	(36)	—	(38)
Profit on ordinary activities before taxation	22	20	22	35	(66)	33
Taxation on profit on ordinary activities	—	—	—	(6)	—	(6)
Profit on ordinary activities after taxation	22	20	22	29	(66)	27
Equity minority interests	—	—	—	(4)	—	(4)
Profit for the financial period	22	20	22	25	(66)	23

(1)          Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.

(2)          Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating profit and loss accounts for the year to December 31, 2004 as restated

	Lucite International Group Holdings Limited £’m	Issuer and unconditional guarantor subsidiaries (1) £’m	Subordinated guarantor subsidiaries (2) £’m	Non- guarantor subsidiaries £’m	Eliminations £’m	Consolidated totals £’m
Turnover	—	—	—	707	—	707
Operating costs before amortisation of intangible fixed assets	—	—	—	(635)	—	(635)
Amortisation of goodwill and other intangible fixed assets	—	—	—	(5)	—	(5)
Total operating costs	—	—	—	(640)	—	(640)
Group operating profit	—	—	—	67	—	67
Share of operating profit from investments	36	36	36	—	(108)	—
Operating profit	36	36	36	67	(108)	67
Net interest receivable/(payable)	—	1	(14)	(15)	—	(28)
Profit on ordinary activities before taxation	36	37	22	52	(108)	39
Taxation on profit on ordinary activities	—	—	—	—	—	—
Profit on ordinary activities after taxation	36	37	22	52	(108)	39
Equity minority interests	—	—	—	(4)	—	(4)
Profit for the financial period	36	37	22	48	(108)	35

(1)          Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.

(2)          Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating profit and loss accounts for the year to December 31, 2005

	Lucite International Group Holdings Limited £’m	Issuer and unconditional guarantor subsidiaries (1) £’m	Subordinated guarantor subsidiaries (2) £’m	Non- guarantor subsidiaries £’m	Eliminations £’m	Consolidated totals £’m
Turnover	—	—	—	780	—	780
Operating costs before amortisation of intangible fixed assets	—	—	—	(711)	—	(711)
Amortisation of goodwill and other intangible fixed assets	—	—	—	(5)	—	(5)
Total operating costs	—	—	—	(716)	—	(716)
Group operating profit	—	—	—	64	—	64
Share of operating profit from investments	20	20	20	—	(60)	—
Operating profit including joint venture	20	20	20	64	(60)	64
Net interest receivable/(payable)	—	1	(20)	(12)	—	(31)
Profit on ordinary activities before taxation	20	21	—	52	(60)	33
Taxation on profit on ordinary activities	—	—	—	(7)	—	(7)
Profit on ordinary activities after taxation	20	21	—	45	(60)	26
Equity minority interests	—	—	—	(6)	—	(6)
Profit for the financial period	20	21	—	39	(60)	20

(1)          Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.

(2)          Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating cash flow statements for the year to December 31, 2003

	Lucite International Group Holdings Limited £’m	Issuer and unconditional guarantor subsidiaries (1) £’m	Subordinated guarantor subsidiaries (2) £’m	Non- guarantor subsidiaries £’m	Eliminations £’m	Consolidated totals £’m
Cash flow from operating activities	—	—	—	94	—	94
Returns on investment and servicing of finance	—	(16)	—	(33)	16	(33)
Taxation	—	—	—	(4)	—	(4)
	—	(16)	—	57	16	57
Capital expenditure and financial investment	—	—	—	(32)	—	(32)
Net cash inflow/ (outflow) before use of liquid resources and financing	—	(16)	—	25	16	25
Financing	—	16	—	(5)	(16)	(5)
Increase in cash	—	—	—	20	—	20

(1)          Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.

(2)          Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating cash flow statements for the year to December 31, 2004

	Lucite International Group Holdings Limited £’m	Issuer and unconditional guarantor subsidiaries (1) £’m	Subordinated guarantor subsidiaries (2) £’m	Non- guarantor subsidiaries £’m	Eliminations £’m	Consolidated totals £’m
Cash flow from operating activities	—	—	—	92	—	92
Returns on investment and servicing of finance	—	(18)	—	(29)	18	(29)
Taxation	—	—	—	(6)	—	(6)
	—	(18)	—	57	18	57
Capital expenditure and financial investment	—	—	—	(38)	—	(38)
Net cash inflow/(outflow) before use of liquid resources and financing	—	(18)	—	19	18	19
Financing	—	18	—	(15)	(18)	(15)
Increase in cash	—	—	—	4	—	4

(1)          Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.

(2)          Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

LUCITE INTERNATIONAL GROUP HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental consolidating cash flow statements for the year to December 31, 2005

	Lucite International Group Holdings Limited £’m	Issuer and unconditional guarantor subsidiaries (1) £’m	Subordinated guarantor subsidiaries (2) £’m	Non- guarantor subsidiaries £’m	Eliminations £’m	Consolidated totals £’m
Cash flow from operating activities	—	—	—	109	—	109
Returns on investment and servicing of finance	—	(18)	—	(30)	18	(30)
Taxation	—	—	—	(4)	—	(4)
	—	(18)	—	75	18	75
Capital expenditure and financial investment	—	—	—	(62)	—	(62)
Net cash inflow/ (outflow) before use of liquid resources and financing	—	(18)	—	13	18	13
Financing	—	18	—	—	(18)	—
Increase in cash	—	—	—	13	—	13

(1)          Unconditional Guarantor subsidiaries consist of the Issuer and Lucite International Investment Limited.

(2)          Subordinated Guarantors consist of Lucite International Holdings Limited and Lucite International Holdco Limited.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lucite International Holdings Limited.

We have audited the accompanying consolidated balance sheets of Lucite International Holdings Limited (“the Company”) as of December 31, 2005 and 2004, and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statements of total recognised gains and losses and reconciliation of movements in shareholders’ funds for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, England
March 29, 2006

LUCITE INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	Notes	as restated	as restated
Group turnover	3, 4	694	707	780
Net operating costs before amortisation of intangible fixed assets		(618)	(635)	(711)
Amortisation of goodwill and other intangible fixed assets	9	(5)	(5)	(5)
Total net operating costs	4	(623)	(640)	(716)
Group operating profit	3, 4	71	67	64
Net interest payable and similar charges	7	(38)	(28)	(31)
Profit on ordinary activities before taxation	6	33	39	33
Taxation on profit on ordinary activities	8	(6)	—	(7)
Profit on ordinary activities after taxation		27	39	26
Equity minority interests		(4)	(4)	(6)
Profit for the financial year		23	35	20

Group turnover and Group operating profit relate entirely to continuing operations.

There is no difference between the results stated above and their historical cost equivalents.

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Profit for the financial year	23	35	20
Currency translation differences on foreign currency net investments net of translation on foreign currency borrowings	(17)	(7)	21
Actuarial losses recognised in the pension schemes	(13)	(9)	(5)
Total recognised gain/(loss) relating to the year	(7)	19	36
Prior year adjustment for pension liability			(66)
Total gains and losses recognised since last annual report			(30)

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2005 AND 2004

		2004 £m	2005 £m
	Notes	as restated
Fixed assets
Intangible assets	9	78	81
Negative goodwill	9	(5)	(5)
Tangible assets	10	323	366
		396	442
Current assets
Stocks	11	95	119
Debtors	12	120	126
Cash at bank and in hand		33	49
		248	294
Total assets		644	736
Creditors: amounts falling due within one year	13	(141)	(177)
Net current assets		107	117
Total assets less current liabilities		503	559
Creditors: amounts falling due after more than one year	14	(306)	(313)
Provisions for liabilities and charges	17	(4)	(3)
Net assets excluding pension liability		193	243
Pension liability	21	(83)	(94)
Net assets including pension liability		110	149
Shareholders’ equity
Called up equity share capital	18	175	175
Profit and loss account		(80)	(44)
Total equity shareholders’ funds		95	131
Equity minority interests		15	18
Capital employed		110	149

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Net cash inflow from operating activities	20(a)	94	92	109
Returns on investments and servicing of finance	20(b)	(33)	(29)	(30)
Taxation		(4)	(6)	(4)
		57	57	75
Capital expenditure and financial investment	20(c)	(32)	(38)	(62)
Net cash inflow before use of liquid resources and financing		25	19	13
Financing	20(d)	(5)	(15)	—
Increase in cash	20(e)	20	4	13

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDINGS LIMITED

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	Share capital £’m	Profit and loss account £’m	Total £’m
Balance at December 31, 2002	175	(45)	130
Prior year adjustment for FRS17 “Retirement benefits”	—	(47)	(47)
Balance at December 31, 2002 as restated	175	(92)	83
Profit for the financial year	—	23	23
Actuarial losses recognised in the pension schemes	—	(13)	(13)
Currency translation adjustment	—	(17)	(17)
Balance at December 31, 2003 as restated	175	(99)	76
Profit for the financial year	—	35	35
Actuarial losses recognised in the pension schemes	—	(9)	(9)
Currency translation adjustment	—	(7)	(7)
Balance at December 31, 2004 as restated	175	(80)	95
Profit for the financial year	—	20	20
Actuarial losses recognised in the pension schemes	—	(5)	(5)
Currency translation adjustment	—	21	21
Balance at December 31, 2005	175	(44)	131

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

LUCITE INTERNATIONAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1      BUSINESS DESCRIPTION

Lucite International Holdings Limited (the “Company”) is a wholly-owned subsidiary of Lucite International Investment Limited and Lucite International Investment Limited is a wholly-owned subsidiary of Lucite International Group Holdings Limited. The separate consolidated financial statements of the Company have been included since the Company has guaranteed the 10.25% senior notes of its parent companies on a subordinated basis. The consolidated financial statements of Lucite International Group Holdings Limited are included on pages F-2 to F-65. The parent companies of the Company, Lucite International Investment Limited and Lucite International Group Holdings Limited have no operations, assets, or liabilities of their own other than investments in subsidiaries. As a result, the financial statement footnotes 1 and 3 through 25 and 27 of Lucite International Group Holdings Limited as presented on pages F-8 through F-57 are equally applicable to the Company as are references to “Lucite International Group Holdings Limited” in those footnotes.

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

1                    ACCOUNTING POLICIES

3                    SEGMENTAL REPORTING

4                    COST OF SALES, GROSS PROFIT, DISTRIBUTION COSTS AND ADMINISTRATIVE COSTS

5                    STAFF COSTS

6                    PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

7                    NET INTEREST PAYABLE AND SIMILAR CHARGES

8                    TAXATION ON PROFIT ON ORDINARY ACTIVITIES

9                    INTANGIBLE FIXED ASSETS

10             TANGIBLE FIXED ASSETS

11             STOCKS

12             DEBTORS

13             CREDITORS-AMOUNTS FALLING DUE WITHIN ONE YEAR

14             CREDITORS-AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

15             BANK AND OTHER BORROWINGS

16             FINANCE LEASES

17             PROVISIONS FOR LIABILITIES AND CHARGES

18             CALLED UP EQUITY SHARE CAPITAL

19             FINANCIAL INSTRUMENTS

20             NOTES TO THE CASH FLOW STATEMENTS

21             PENSIONS AND OTHER POST RETIREMENT BENEFITS

22             RELATED PARTY TRANSACTIONS

23             CONTINGENT LIABILITIES AND COMMITMENTS

24             OPERATING LEASE COMMITMENTS

25             SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

LUCITE INTERNATIONAL HOLDINGS LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26             LIST OF PRINCIPAL SUBSIDIARY COMPANIES INCLUDED IN THE LUCITE INTERNATIONAL HOLDINGS LIMITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2005

Company	Country of incorporation or registration	Percentage holding
Lucite International Finance plc	UK	100
Lucite International Dutch Overseas Holdco BV	Netherlands	100
Thai Poly Acrylic PLC	Thailand	59
Lucite International Japan Limited	Japan	100
Lucite International Finco Limited	UK	100
Lucite International France SAS	France	100
Lucite International Netherlands BV	Netherlands	100
Lucite International Holland BV	Netherlands	100
Lucite International UK Limited	UK	100
Lucite International Inc.	USA	100
Lucite International Mexico SA de C.V.	Mexico	100
Lucite International Holdco Limited	UK	100
Lucite International Canada Inc.	Canada	100
Lucite International Trading Limited	UK	100
Lucite International UK Overseas Holdco1 Limited	UK	100
Lucite International Partnership Holdings Inc.	USA	100
Lucite International Holdco Inc.	USA	100
Lucite International Partnerco1 Limited	UK	100
Lucite International Partnerco2 Limited	UK	100
Lucite International Speciality Polymers and Resins Limited	UK	100
Lucite International South Africa (Pty) Limited	South Africa	100
Lucite International Asia Pacific Pte Limited	Singapore	100
Kaohsiung Monomer Company	Taiwan	60
Lucite International Alpha BV	Netherlands	100
Perspex Distribution Limited	UK	100
Lucite International China Holdings Limited	UK	77
Lucite International (China) Chemical Industry Company Limited	China	77
Lucite International US Delaware Holdings LLC	USA	100
Lucite International US Group Holdings LLC	USA	100
Lucite International US Investment Holdings LLC	USA	100
Lucite International (Shanghai) Trading Co Limited	China	100
Lucite International US Investment Limited	UK	100
Lucite International Euro Finco Limited	UK	100
Lucite International Dollar Finco Limited	UK	100
Lucite International Singapore Pte Limited	Singapore	100

27             CONTROLLING PARTIES

Refer to footnote 27 of the financial statements of Lucite International Group Holdings Limited.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lucite International Holdco Limited.

We have audited the accompanying consolidated balance sheets of Lucite International Holdco Limited (“the Company”) as of December 31, 2005 and 2004, and the related consolidated profit and loss accounts, consolidated cash flow statements, consolidated statements of total recognised gains and losses and reconciliation of movements in shareholders’ funds for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, England
March 29, 2006

LUCITE INTERNATIONAL HOLDCO LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended December 31,	Year ended December 31,	Year ended December 31,
		2003	2004	2005
		£’m	£’m	£’m
	Notes	as restated	as restated
Group turnover	3, 4	694	707	751
Net operating costs before amortisation of intangible fixed assets		(618)	(630)	(681)
Amortisation of goodwill and other intangible fixed assets	9	(5)	(5)	(5)
Total net operating costs	4	(623)	(635)	(686)
Group operating profit	3, 4	71	72	65
Net interest payable and similar charges	7	(38)	(28)	(29)
Profit on ordinary activities before taxation	6	33	44	36
Taxation on profit on ordinary activities	8	(6)	—	(7)
Profit on ordinary activities after taxation		27	44	29
Equity minority interests		(4)	(4)	(6)
Profit for the financial year		23	40	23

Group turnover and Group operating profit relate entirely to continuing operations.

There is no difference between the results stated above and their historical cost equivalents.

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Profit for the financial year	23	40	23
Currency translation differences on foreign currency net investments net of translation on foreign currency borrowings	(16)	(6)	19
Actuarial losses recognised in the pension schemes	(13)	(9)	(5)
Total recognised gain/(loss) relating to the year	(6)	25	37
Prior year adjustment for pension liability			(66)
Total gains and losses recognised since last annual report			(29)

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2005 AND 2004

		2004	2005
		£’m	£’m
	Notes	as restated
Fixed assets
Intangible assets	9	78	81
Negative goodwill	9	(5)	(5)
Tangible assets	10	295	326
		368	402
Current assets
Stocks	11	95	113
Debtors	12	120	122
Cash at bank and in hand		26	34
		241	269
Total assets		609	671
Creditors: amounts falling due within one year	13	(153)	(174)
Net current assets		88	95
Total assets less current liabilities		456	497
Creditors: amounts falling due after more than one year	14	(290)	(281)
Provisions for liabilities and charges	17	(4)	(3)
Net assets excluding pension liability		162	213
Pension liability	21	(83)	(94)
Net assets including pension liability		79	119
Shareholders’ equity
Called up equity share capital	18	115	115
Share premium	18	27	27
Profit and loss account		(73)	(36)
Total equity shareholders’ funds		69	106
Equity minority interests		10	13
Capital employed		79	119

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	Notes	£’m	£’m	£’m
Net cash inflow from operating activities	20(a)	94	97	112
Return on investments and servicing of Finance	20(b)	(33)	(29)	(28)
Taxation		(4)	(6)	(4)
		57	62	80
Capital expenditure and financial investment	20(c)	(28)	(18)	(48)
Net cash inflow before use of liquid resources and financing		29	44	32
Financing	20(d)	(15)	(37)	(25)
Increase in cash	20(e)	14	7	7

The accompanying notes are an integral part of these financial statements.

LUCITE INTERNATIONAL HOLDCO LIMITED

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	Share capital £’m	Profit and loss account £’m	Total £’m
Balance as at December 31, 2002	142	(45)	97
Prior year adjustment for FRS17 “Retirement benefits”	—	(47)	(47)
Balance at December 31, 2002 as restated	142	(92)	50
Retained profit for the financial year	—	23	23
Actuarial losses recognised in the pension schemes	—	(13)	(13)
Currency translation adjustment	—	(16)	(16)
Balance as at December 31, 2003 as restated	142	(98)	44
Retained profit for the financial year	—	40	40
Actuarial losses recognised in the pension schemes	—	(9)	(9)
Currency translation adjustment	—	(6)	(6)
Balance as at December 31, 2004 as restated	142	(73)	69
Retained profit for the financial year	—	23	23
Actuarial losses recognised in the pension schemes	—	(5)	(5)
Currency translation adjustment	—	19	19
Balance as at December 31, 2005	142	(36)	106

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

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1   BUSINESS DESCRIPTION

Lucite International Holdco Limited (the ‘‘Company’’) is a wholly-owned subsidiary of Lucite International Holdings Limited. Lucite International Holdings Limited is indirectly 100% owned by Lucite International Group Holdings Limited, the consolidated financial statements of which are located on pages F-2 through F-65. The parent companies of the Company have no operations, assets or liabilities of their own other than cash of £6 million, investments in subsidiaries, and liabilities which are reflected on a ‘‘pushdown’’ basis in the financial statements of the Company as discussed in Note 15. During 2005 Lucite International Holdings Limited invested £7 million (2004: £4 million) into Lucite International China Holdings Limited, a company registered in the UK. Lucite International China Holdings Limited has invested these proceeds into a wholly-owned foreign entity established in China for the purposes of constructing and operating an MMA facility in China. The assets and liabilities of Lucite International (China) Chemical Industry Company Limited have been fully consolidated into the results of Lucite International Group Holdings Limited as presented on pages F-2 to F-65. As a result some of the financial statement footnotes of Lucite International Group Holdings Limited are equally applicable to the Company but where they are not a separate footnote has been shown in the financial statements of Lucite International Holdco Limited.

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

2   PRINCIPAL ACCOUNTING POLICIES

Refer to footnote 1 of the Financial Statements of Lucite International Group Holdings Limited.

3   SEGMENTAL REPORTING

For a description of the Company’s business refer to footnote 3 of the financial statements of Lucite International Group Holdings Limited.

Turnover, operating profit, depreciation, amortisation, total assets less current liabilities and capital expenditure attributable to each different class of business are as follows:

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Turnover
Upstream	511	536	582
Downstream	276	282	292
	787	818	874
Inter-class eliminations	(93)	(111)	(123)
	694	707	751

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Operating profit
Upstream	56	61	61
Downstream	15	11	4
Operating profit	71	72	65
Depreciation
Upstream	31	31	33
Downstream	8	8	8
	39	39	41
Amortisation of intangible fixed assets
Upstream	3	3	3
Downstream	2	2	2
	5	5	5
External Turnover by product
Upstream	418	425	459
Polymers and Resins	91	91	87
Sheet	185	191	205
	694	707	751

	2004 £’m	2005 £’m
Total assets less current liabilities
Upstream	304	314
Downstream	148	160
Net operating assets	452	474
Elimination of assets and liabilities that are not attributable to types of business:
Cash at bank and in hand	26	34
Deferred taxation asset	14	14
Bank and other borrowings (Note 13)	(36)	(25)
	456	497
Capital expenditure — cash flow
Upstream	12	43
Downstream	6	5
	18	48

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Directors of the Company are of the opinion that disclosure of profitability and trading assets by geographical location would be seriously prejudicial to the interests of the Company. Accordingly, they have elected to exercise the exemption from such disclosure permitted by Statement of Standard Accounting Practice No. 25, “Segmental Reporting”.

The tangible fixed assets by geographical location of operating unit are as follows:

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Turnover by geographical location of operating unit
Europe
External	241	243	242
Intra-group	14	18	19
	255	261	261
Americas
External	319	318	348
Intra-group	5	21	21
	324	339	369
Asia
External	119	132	143
Intra-group	—	—	—
	119	132	143
Rest of world
External	15	14	18
Intra-group	—	—	—
	15	14	18
	713	746	791
Intra-group eliminations	(19)	(39)	(40)
	694	707	751

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Turnover by geographical location of customer
Europe	201	201	203
Americas	308	304	334
Asia	146	163	168
Rest of world	39	39	46
	694	707	751

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2004 £’m	2005 £’m
Tangible fixed assets by geographical location of operating unit
Europe	136	137
Americas	139	170
Asia	17	16
Rest of world	3	3
	295	326

4   COST OF SALES, GROSS PROFIT, DISTRIBUTION COSTS AND ADMINISTRATIVE EXPENSES

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Group turnover	694	707	751
Cost of sales	(530)	(534)	(577)
Gross profit	164	173	174
Distribution costs	(42)	(44)	(43)
Administrative costs, amortisation of goodwill and research and development costs	(37)	(43)	(52)
- amortisation of goodwill and other intangible fixed assets (note 9)	(5)	(5)	(5)
- research and development costs	(9)	(9)	(9)
Total administrative expenses	(51)	(57)	(66)
Net operating costs	(93)	(101)	(109)
Total operating costs	(623)	(635)	(686)

5   STAFF COSTS

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Staff costs
Salaries	61	58	62
Social security costs	5	5	6
Pension and post retirement benefit costs	9	8	10
Other employment costs	3	4	2
Employee costs charged in arriving at profit before taxation	78	75	80

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee numbers

Average number of people employed by class of business and geographical location of operating unit:

	Year ended December 31, 2003 Number	Year ended December 31, 2004 Number	Year ended December 31, 2005 Number
Upstream	676	700	721
Downstream	1,306	1,317	1,341
	1,982	2,017	2,062
Europe	811	828	855
Americas	515	493	494
Asia	462	509	529
Rest of World	194	187	184
	1,982	2,017	2,062

	December 31, 2003 Number	December 31, 2004 Number	December 31, 2005 Number
Number of employees at period end	1,995	2,024	2,172

6   PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Profit on ordinary activities before taxation is stated after charging:
Depreciation of tangible fixed assets:
- owned assets	36	34	37
- capitalised plant shut-down costs	3	5	4
Amortisation of goodwill	5	5	5
Hire of machinery and equipment	2	1	2
Other operating lease rentals	—	2	2

LUCITE INTERNATIONAL HOLDCO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7   NET INTEREST PAYABLE

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Interest payable on senior credit facilities	10	7	7
Interest payable on senior notes	16	17	17
Fees on debt facility with parent company	2	1	1
Amortisation of issue costs on senior credit facilities	1	1	2
Pension fund net charge	1	1	2
Foreign exchange loss arising on cash balances	—	1	—
Foreign exchange loss arising on external debt	8	—	—
Net interest payable	38	28	29

8   TAXATION ON PROFIT ON ORDINARY ACTIVITIES

Refer to footnote 8 of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9   INTANGIBLE FIXED ASSETS

Refer to footnote 9 of the financial statements of Lucite International Group Holdings Limited.

10   TANGIBLE FIXED ASSETS

	Land and buildings £’m	Plant and equipment £’m	Payments on account and assets in the course of construction £’m	Total £’m
Cost
At December 31, 2003	40	698	35	773
Additions	—	—	18	18
Transfers of assets into use	—	14	(14)	—
Exchange adjustments	(1)	(12)	(1)	(14)
Disposals	(2)	(21)	—	(23)
At December 31, 2004	37	679	38	754
Additions	—	—	55	55
Transfers of assets into use	1	35	(36)	—
Exchange adjustments	2	25	2	29
Disposals	—	(6)	—	(6)
At December 31, 2005	40	733	59	832
Accumulated depreciation
At December 31, 2003	15	431	—	446
Charge for year	1	38	—	39
Exchange movement	—	(3)	—	(3)
Disposals	(2)	(21)	—	(23)
At December 31, 2004	14	445	—	459
Charge for year	1	40	—	41
Exchange movement	—	12	—	12
Disposals	—	(6)	—	(6)
At December 31, 2005	15	491	—	506
Net book amounts at
December 31, 2003	25	267	35	327
December 31, 2004	23	234	38	295
December 31, 2005	25	242	59	326

Included in land and buildings is £7 million (2004: £6 million) in respect of the cost of land which is not subject to depreciation.

The net book value of tangible fixed assets includes capitalised finance leases of £3 million (2004: £3 million) comprising cost of £6 million (2004: £5 million) less accumulated depreciation of £3 million (2004: £2 million). The depreciation charge for the year in respect of capitalised finance leases was £0.3 million (2004: £0.4 million).

We recently entered into an agreement with DuPont (effective December 1, 2005), whereby we have an option to acquire DuPont’s Acrylonitrile (“AN”) and HCN producing assets at Beaumont, Texas. We have concluded that the option is almost certainly going to be exercised; accordingly we have included these assets in payments on account and assets in the course of construction as at December 31, 2005.

	2004 £’m	2005 £’m
Analysis of net book amount of land and buildings
Freehold	21	22
Long leasehold (over 50 years unexpired)	2	3
	23	25

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11   STOCKS

	2004 £’m	2005 £’m
Raw materials and consumables	31	39
Finished goods and goods for resale	64	74
	95	113

12   DEBTORS

	2004 £’m	2005 £’m
Trade debtors (net of provision for bad and doubtful debts)	94	97
Other prepayments and accrued income	4	4
Deferred taxation asset	14	14
Other debtors	8	7
	120	122

The deferred tax asset is due in more than one year.

Provision for bad and doubtful debts:

	2004 £’m	2005 £’m
At the beginning of the year	2	3
Charge for the period	1	1
Amount utilised	—	(1)
At the end of the year	3	3

13   CREDITORS—AMOUNTS FALLING DUE WITHIN ONE YEAR

	2004 £’m	2005 £’m
Bank and other borrowings (note 15)	18	14
Trade creditors	76	86
Intra-group creditors	—	2
Intra-group financing	18	11
Other creditors	22	26
Accruals	19	35
	153	174

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14   CREDITORS—AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2004 £’m	2005 £’m
Bank and other borrowings (note 15)	287	277
Finance leases (note 16)	3	4
	290	281

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

	2004 £’m	2005 £’m
Senior Credit Facilities:
Term Loan A	24	12
Term Loan B	68	66
Term Loan C	41	44
Senior notes	177	172
Unamortised senior notes premium	1	1
Unamortised issue costs	(6)	(4)
	305	291

Maturity analysis of bank and other borrowings

The maturity analysis of the Company’s bank and other borrowings is as follows:

	2004 £’m	2005 £’m
Within 1 year or on demand	18	14
Between 1 and 2 years	11	65
Between 2 and 5 years	104	215
Over 5 years	177	—
	310	294
Unamortised senior notes premium	1	1
Unamortised issue costs	(6)	(4)
	305	291

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

As at December 31, 2004 and 2005 the Company had the following interest rate profile for financial liabilities, after taking into account the interest rate swaps used to manage the interest profile:

	At December 31, 2004
	Floating rate financial liabilities £’m	Fixed rate financial liabilities £’m	Total £’m
Currency
Euro	59	178	237
US Dollars	74	3	77
	133	181	314
Unamortised issue costs	(2)	(4)	(6)
At December 31, 2004	131	177	308

	At December 31, 2005
	Floating rate financial liabilities £’m	Fixed rate financial liabilities £’m	Total £’m
Currency
Euro	47	173	220
US Dollars	75	4	79
	122	177	299
Unamortised issue costs	(1)	(3)	(4)
At December 31, 2005	121	174	295

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All the Group’s creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability.

Interest rate risk of financial assets

	2004	2005
Currency	Cash at bank and in hand £’m	Cash at bank and in hand £’m
Sterling	—	(2)
US Dollars	6	4
Euro	1	1
Other currencies	19	31
At December, 31	26	34
Floating rate	14	6
Fixed rate	12	28
At December, 31	26	34

Maturity of financial liabilities

The maturity profile of the financial liabilities of the Company, other than short-term operating creditors and accruals at December 31, 2004 and 2005 were:

	December 31, 2004
	Debt £’m	Finance leases £’m	Total £’m
In one year or less or on demand	18	—	18
In more than one year but not more than two years	11	—	11
In more than two years but not more than five years	104	2	106
In more than five years	177	3	180
	310	5	315
Less: amounts representing interest relating to future periods	—	(2)	(2)
Unamortised senior notes premium	1	—	1
Unamortised issue costs	(6)	—	(6)
	305	3	308

	December 31, 2005
	Debt £’m	Finance leases £’m	Total £’m
In one year or less or on demand	14	—	14
In more than one year but not more than two years	65	1	66
In more than two years but not more than five years	215	2	217
In more than five years	—	3	3
	294	6	300
Less: amounts representing interest relating to future periods	—	(2)	(2)
Unamortised senior notes premium	1	—	1
Unamortised issue costs	(4)	—	(4)
	291	4	295

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair values of financial assets and financial liabilities

Set out below is a comparison, by category, of book values (before debt issue costs) and fair values of all the Company’s financial liabilities as at December 31, 2005.

	December 31, 2004		December 31, 2005
	Book value £’m	Fair value £’m	Book value £’m	Fair value £’m
Primary financial instruments held or issued to finance the Group’s operations:
Short-term borrowings and current portion of long-term borrowings	18	18	14	14
Long-term borrowings	296	309	285	294

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

	Net foreign currency monetary assets/(liabilities) at December, 31 2004
	Sterling £’m	US dollars £’m	Euros £’m	Other Currencies £’m	Total £’m
Functional currency of operation:
Sterling	—	(85)	(236)	—	(321)
US dollars	—	—	—	3	3
Euro	1	(1)	(2)	—	(2)
Other currencies	—	8	—	—	8
Total	1	(78)	(238)	3	(312)

	Net foreign currency monetary assets/(liabilities) at December, 31 2005
	Sterling £’m	US dollars £’m	Euros £’m	Other Currencies £’m	Total £’m
Functional currency of operation:
Sterling	—	(76)	(250)	(1)	(327)
US dollars	—	—	—	2	2
Euro	2	(1)	—	—	1
Other currencies	—	9	(2)	—	7
Total	2	(68)	(252)	1	(317)

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20   NOTES TO THE CASH FLOW STATEMENT

(a)   Net cash inflow from operating activities

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	as restated	as restated
Operating profit	71	72	65
Depreciation and amortisation	44	44	46
Stocks increase	(2)	(23)	(12)
Debtors (increase)/decrease	(18)	(10)	6
Creditors increase	2	18	12
Other movements	(3)	(4)	(5)
Cash inflow from operating activities	94	97	112

(b)   Returns on investments and servicing of finance

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Interest paid	(25)	(25)	(25)
New issue High Yield Bond fees	(2)	—	—
Dividends paid by subsidiary undertakings to minority shareholders	(3)	(4)	(3)
Distribution paid by subsidiary undertakings to minority shareholders	(3)	—	—
	(33)	(29)	(28)

(c)   Capital expenditure and financial investment

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Purchase of tangible fixed assets	(28)	(18)	(42)
Purchase of intangible fixed assets	—	—	(6)
	(28)	(18)	(48)

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d)   Financing

	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005
	£’m	£’m	£’m
Movement in debt due within one year	(19)	(18)	(25)
Movement in debt due after one year	(33)	(19)	—
Issue of debt due after more than one year	37	—	—
Cash outflow from financing	(15)	(37)	(25)

(e)   Analysis of net debt

	Cash at bank and in hand	Debt due after 1 year	Debt due within 1 year	Finance Leases	Net Debt
	£’m	£’m	£’m	£’m	£’m
At January 1, 2004	20	(328)	(36)	(4)	(348)
Cash flow	7	19	18	—	44
Other non-cash changes	—	17	(18)	—	(1)
Exchange movement	(1)	5	—	1	5
At 1 January 2005	26	(287)	(36)	(3)	(300)
Cash flow	7	—	25	—	32
Other non-cash changes	—	12	(14)	—	(2)
Exchange movement	1	(2)	—	(1)	(2)
At December 31, 2005	34	(277)	(25)	(4)	(272)

(f)   Reconciliation of net cash flow to movement in net debt

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2003	2004	2005
	£’m	£’m	£’m
Increase in cash in the year	14	7	7
Cash flows from movements in debt and lease financing	10	31	18
Cash flows from inter-group financing	5	6	7
Exchange movement	(9)	5	(2)
Other non-cash changes	1	(1)	(2)
Movement in net debt	21	48	28
Opening net debt	(369)	(348)	(300)
Closing net debt	(348)	(300)	(272)

21   PENSIONS AND OTHER POST RETIREMENT BENEFITS

Refer to footnote 21 of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22   RELATED PARTY TRANSACTIONS

Refer to footnote 22 of the financial statements of Lucite International Group Holdings Limited.

23   CONTINGENT LIABILITIES AND COMMITMENTS

	2004 £’m	2005 £’m
Commitments for capital expenditure not provided for:
Contracts placed for future expenditure	8	19
Expenditure authorised but not yet contracted	32	39
	40	58

Refer to footnote 23 of the financial statements of Lucite International Group Holdings Limited for further disclosures regarding legal proceedings.

24   OPERATING LEASE COMMITMENTS

At December 31, 2005 the Group had commitments to make payments under operating leases as follows:

	2004		2005
	Land and Buildings £’m	Other Operating Leases £’m	Land and Buildings £’m	Other Operating Leases £’m
Annual commitments under non-cancellable operating leases expiring:
Within one year	—	1	—	1
Within two to five years	1	1	1	1
After five years	—	—	—	—
	1	2	1	2

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25             SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

(a) Effect on the profit for the financial year of differences between UK GAAP and US GAAP

		Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
	Notes	as restated	as restated
Profit for the financial year under UK GAAP		23	40	23
Adjustments to conform with US GAAP
- depreciation of fixed assets	(ia)	6	6	5
- amortisation of other intangibles	(ib)	(12)	(10)	(6)
- amortisation of goodwill	(ic)	5	5	5
Pensions	(ii)	(3)	(4)	(3)
Capitalisation of interest less amortisation	(iii)	2	3	3
Capitalisation of loan issue fees less amortisation	(iv)	(1)	—	—
Foreign exchange (loss)/gain on debt	(v)	(9)	(1)	(1)
Fair value of derivative financial instruments	(vi)	1	(1)	—
Deferred taxation
- arising on UK GAAP results	(vii)	3	(14)	(5)
- arising on other US GAAP adjustments	(vii)	—	3	(4)
Net profit for the financial year under US GAAP		15	27	17

(b) Approximate effect on and consolidated shareholders’ funds of differences between UK GAAP and US GAAP

		2004 £’m	2005 £’m
	Notes	as restated
Consolidated shareholders’ funds under UK GAAP		69	106
Business combinations	(ia, b, c)	(20)	(16)
Exchange translation differences on goodwill and intangible assets	(ib)	(4)	—
Pensions	(ii)	56	62
Capitalisation of interest less amortisation	(iii)	12	15
Fair value of derivative financial instruments	(vi)	—	—
Deferred taxation	(viii)	19	10
Consolidated Shareholders’ funds under US GAAP		132	177

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c) Notes to the income statement and net asset reconciliation

Refer to footnote 25(c) of the financial statements of Lucite International Group Holdings Limited.

(d) US GAAP cash flow information

The definition of “cash flows” differs between UK and US GAAP. Cash flow under UK GAAP represents increases or decreases in “cash”, which is comprised of cash in hand and repayable on demand less overdrafts. Under US GAAP cash flow represents increases or decreases in “cash and cash equivalents”, which include short-term, highly liquid investments with remaining maturities of less than 90 days when acquired, and excludes overdrafts. As at all of the balance sheet dates included in these financial statements there is no difference in the definition of cash between UK GAAP and US GAAP.

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

Under US GAAP, the following amounts would have been reported:

	Year ended December 31, 2003 £’m	Year ended December 31, 2004 £’m	Year ended December 31, 2005 £’m
Net cash provided by operating activities
Under UK GAAP	94	97	112
Taxation paid	(4)	(6)	(4)
Returns from investments and servicing of finance (excluding interest paid and capitalised)	(31)	(26)	(25)
Under US GAAP	59	65	83
Net cash used in investing activities
Capitalised interest	2	3	3
Capital expenditure and financial investment	32	18	48
Under US GAAP	34	21	51

(e) Lucite International Employee Share Plan

Refer to footnote 25(e) of the financial statements of Lucite International Group Holdings Limited.

(f) Additional US GAAP disclosures

Refer to footnote 25(f) of the financial statements of Lucite International Group Holdings Limited.

LUCITE INTERNATIONAL HOLDCO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26             LIST OF PRINCIPAL SUBSIDIARY COMPANIES INCLUDED IN THE LUCITE INTERNATIONAL HOLDCO LIMITED CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2005

Company	Country of incorporation or registration	Percentage holding
Lucite International Dutch Overseas Holdco BV	Netherlands	100
Thai Poly Acrylic PLC	Thailand	59
Lucite International Japan Limited	Japan	100
Lucite International France SAS	France	100
Lucite International Netherlands BV	Netherlands	100
Lucite International Holland BV	Netherlands	100
Lucite International UK Limited	UK	100
Lucite International Speciality Polymers and Resins Limited	UK	100
Lucite International Inc.	USA	100
Lucite International Mexico SA de C.V.	Mexico	100
Lucite International Canada Inc.	Canada	100
Lucite International Trading Limited	UK	100
Lucite International UK Overseas Holdco1 Limited	UK	100
Lucite International Partnership Holdings Inc.	USA	100
Lucite International Holdco Inc.	USA	100
Lucite International Partnerco1 Limited	UK	100
Lucite International Partnerco2 Limited	UK	100
Lucite International South Africa (Pty) Limited	South Africa	100
Lucite International Asia Pacific Pte Limited	Singapore	100
Kaohsiung Monomer Company	Taiwan	60
Lucite International Alpha BV	Netherlands	100
Perspex Distribution Limited	UK	100
Lucite International US Delaware Holdings LLC	USA	100
Lucite International US Group Holdings LLC	USA	100
Lucite International US Investment Holdings LLC	USA	100
Lucite International US Investment Limited	UK	100
Lucite International (Shanghai) Trading Co Limited	China	100
Lucite International Singapore Pte Limited	Singapore	100

27             CONTROLLING PARTIES

Refer to footnote 27 of the financial statements of Lucite International Group Holdings Limited.